Form 20-F
period 2001-03-31
PIONEER CORP
filed 2001-09-21
CIK 78706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[     ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2001

Commission file number 1-7616

PIONEER KABUSHIKI KAISHA
(Exact name of Registrant as specified in its charter)

PIONEER CORPORATION
(Translation of Registrant’s name into English)

JAPAN
(Jurisdiction of incorporation or organization)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Stock, par value 50 yen per share, each represented by one American Depositary Share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Outstanding as of March 31, 2001
Title of class	(Japan time)

Common Stock	179,894,370

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	X	No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	X	Item 18

Certain Defined Terms

As used herein, the term “Pioneer” refers to Pioneer Corporation, the registrant, and “we” and “our” refer to Pioneer and its consolidated subsidiaries as a group, unless the context otherwise indicates.

References in this annual report to fiscal years refer to the 12-month periods ended March 31 of each calendar year.

Billion is used in the American sense of one thousand million.

Cautionary Statement with Respect to Forward-Looking Statements

Statements made in this annual report with respect to our current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about our future performance. Forward-looking statements include but are not limited to those using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “may” or “might” and words of similar meaning in connection with a discussion of future operations or financial performance. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. We caution you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of ours to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to, (i) general economic conditions in our markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance of our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences; (iv) our ability to implement successfully our business strategies; (v) our ability to compete and develop and implement successful sales and distribution strategies in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development and capital expenditures; (vii) the success of our joint ventures and alliances; and (viii) the outcome of contingencies.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

         Not applicable

Item 2. Offer Statistics and Expected Timetable

         Not applicable

Item 3. Key Information

A. Selected financial data

The following table presents selected financial information for us at the dates and for each of the years indicated, and has been derived from our financial statements included elsewhere herein, which are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for segment data which is prepared in accordance with the regulations under the Securities and Exchange Law of Japan.

	(In millions of yen, except per share data)

	Year ended March 31

	1997 (4)	1998	1999	2000	2001

Consolidated Statement of Income Data:

Operating revenue (1)	¥568,521	¥579,435	¥589,065	¥615,871	¥647,069

Gross profit (2)	187,629	193,122	190,118	187,296	199,680

Operating income (1)	8,137	28,872	20,116	23,593	33,819

Income before income taxes and extraordinary items	1,581	18,836	12,533	27,808	34,193

Net income	2,512	6,163	1,159	13,075	18,298

Net income per share of common stock and per American Depositary Share (ADS) (3):

Basic	13.99	34.32	6.45	72.81	101.76

Diluted	13.99	34.32	6.45	72.80	101.70

Operating revenue from unaffiliated customers by business segment (1):

Electronics	509,820	522,254	535,487	548,737	586,629

AV Software	42,757	37,587	33,370	47,674	39,910

Patent Licensing	15,944	19,594	20,208	19,460	20,530

Operating income by business segment (1):

Electronics	(6,926)	16,872	8,541	4,731	13,831

AV Software	1,283	(3,163)	(5,422)	196	125

Patent Licensing	12,859	14,553	16,588	18,426	19,734

Corporate and elimination	921	610	409	240	129

Consolidated Balance Sheet Data:

Total assets	¥566,666	¥595,553	¥592,407	¥601,137	¥605,156

Short-term borrowings	54,125	54,899	46,153	41,318	37,571

Current portion of long-term debt	8,630	8,835	6,455	37,235	7,996

Long-term debt, less current portion	62,404	58,097	82,958	47,060	38,304

Shareholders’ equity	325,885	330,098	313,244	312,460	336,995

Number of shares outstanding (in thousands)	179,573	179,573	179,573	179,588	179,894

	(In millions of yen, except per share data
	and percentage amounts)

	Year ended March 31

	1997 (4)	1998	1999	2000	2001

Other Data:

Capital expenditures	¥35,085	¥26,898	¥33,070	¥25,458	¥42,183

Research and development (R&D) expenses	30,323	31,042	31,131	33,265	37,105

EBITDA, as defined (5)	33,379	49,231	46,165	62,267	65,979

Cash flows from operating activities	34,657	36,015	37,904	45,390	51,241

Cash flows from investing activities	(32,881)	(31,836)	(38,157)	11,984	(41,581)

Cash flows from financing activities	(5,288)	(744)	13,112	(4,139)	(46,567)

EBITDA, as defined, margin (6)	5.87%	8.50%	7.84%	10.11%	10.20%

Operating margin (7)	1.43%	4.98%	3.41%	3.83%	5.23%

Net income margin (8)	0.44%	1.06%	0.20%	2.12%	2.83%

Return on equity (9)	0.79%	1.88%	0.36%	4.18%	5.63%

Return on assets (10)	0.45%	1.06%	0.20%	2.19%	3.03%

Cash dividends declared per share of common stock and per ADS (11):

Interim (in yen)	—	2.50	5.00	5.00	7.50

(in U.S. dollars)	—	0.02	0.04	0.05	0.07

Year-end (in yen)	5.00	5.00	5.00	5.00	7.50

(in U.S. dollars)	0.04	0.04	0.04	0.05	0.06

Notes:

(1)	In fiscal 2000, we changed the reporting of income from patents and related expenses, which had been previously presented in “Other income (expenses).” The gross patent revenue is presented as “Royalty revenue” and the related expenses are included in “Selling, general and administrative expenses.” Previously reported amounts have been reclassified to conform to this presentation.

(2)	Gross profit represents operating revenue minus cost of sales.

(3)	Basic net income per share of common stock and per ADS has been computed based on the weighted average number of shares outstanding during each year. Diluted net income per share of common stock and ADS has been computed on the basis that all dilutive warrants and stock options were exercised. One ADS represents one share of common stock.

(4)	Employee-related restructuring charges in fiscal 1997, which had been previously reported as non-operating other expenses, have been classified as operating expenses.

(5)	EBITDA represents net income plus minority interests, equity in earnings, interest expense (net), income taxes, depreciation and amortization. EBITDA is provided because it is a measure commonly used by investors to analyze and compare companies on the basis of operating performance. EBITDA is not a measurement of financial performance under U.S. GAAP and should not be construed as a substitute for operating income, net income or cash flows from operating activities for purposes of analyzing our operating performance, financial position and cash flows. Our EBITDA is not necessarily comparable with similarly titled measures of other companies.

(6)	EBITDA as a percentage of operating revenue.

(7)	Operating income as a percentage of operating revenue.

(8)	Net income as a percentage of operating revenue.

(9)	Net income as a percentage of average shareholders’ equity.

(10)	Net income as a percentage of average total assets.

(11)	Cash dividends in U.S. dollars are based on the noon buying rate in yen for cable transfers in New York City as certified for customs purposes by the Federal Reserve Bank of New York on the date of the dividend payment.

Exchange rates (yen per U.S. dollar)

The exchange rate between the yen and the U.S. dollar, based upon the noon buying rate for cable transfers in New York City as certified for customs purposes by the Federal Reserve Bank of New York, was ¥117.32 = US $1.00 on September 18, 2001.

	Average	High	Low	Period-end

Year ended March 31

1997	¥113.21	¥104.49	¥124.54	¥123.72

1998	123.57	111.42	133.99	133.29

1999	128.10	108.83	147.14	118.43

2000	110.02	101.53	124.45	102.73

2001	111.65	104.19	125.54	125.54

2001

March		117.33	125.54	125.54

April		121.68	126.75	123.57

May		118.88	123.67	118.88

June		119.13	124.73	124.73

July		122.85	125.85	125.00

August		118.75	124.87	118.75

For purposes of preparing our financial statements, we use rates obtained from the Tokyo foreign exchange market, which differ from the rates listed above.

B. Capitalization and indebtedness

         Not applicable

C. Reasons for the offer and use of proceeds

         Not applicable

D. Risk factors

This section describes some of the risks that could affect our business. The factors listed below should be considered in connection with any forward-looking statements given in this annual report and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.” They are subject to the Cautionary Statement with Respect to Forward-Looking Statements appearing elsewhere. This list is necessarily incomplete, as some risks may be as yet unknown to us. Any risk factor has the potential to adversely affect our business results, share price and financial condition.

Economic conditions may adversely affect our business results and financial condition

Demand for consumer electronics products, which account for a significant proportion of our worldwide operating revenue, may be affected by general economic trends in the countries or regions in which our products are sold. Purchases of our products are, to a significant extent, discretionary. Similarly, demand for our business use products and for components we manufacture that go into products of third parties is affected by general economic trends in the various markets in which we sell our products. Economic downturns and resulting declines of demand in our major markets, including Japan, North America, Europe and Asia, may thus adversely affect our business results and financial condition.

Additionally, our operations may be indirectly affected by the economic conditions of regions where our competitors manufacture their products. For example, if a competitor enjoys lower local labor costs, it may be able to offer similar products at a lower price. As a result, our sales may be adversely affected. Also, a decrease in the value of the local currency in a region that produces parts and raw materials may lead to a decrease in production costs (on a yen or a U.S. dollar basis) not only to us but to other manufacturers, as well. Such a trend may in turn bring about vigorous export competition and price-cutting, both of which could adversely affect our business results and financial condition.

Fluctuations in foreign currency exchange rates may adversely affect our business results and financial condition

Our operations involve the global production and distribution of products. Revenue and expense items that are denominated in local currency, such as sales, expenses and assets in each region, are translated into yen in preparing our consolidated financial statements. Depending on the rate of exchange at the time of currency translation, the values of such items in yen may be affected, even if their value has not changed in their original currency. Therefore, fluctuations in foreign currency exchange rates, particularly the yen against the U.S. dollar and the euro, in which we make significant sales, may adversely affect our financial condition and business results.

An increase in the value of currencies in regions where we operate and produce may lead to an increase in the costs of manufacturing and procurement in those regions. Such an increase could accordingly adversely affect our profit margins and reduce our price competitiveness, thereby adversely affecting our business results. We engage in currency hedging transactions to attempt to minimize the negative effects of short-term fluctuations of foreign exchange rates among major currencies such as the U.S. dollar, euro and yen. However, as a result of mid-to-long-term exchange rate volatility, we cannot execute planned procurement, production, logistics, and sales activities with any certainty and, consequently, fluctuations in exchange rates may adversely affect our business results and financial condition.

If we are unable to innovate and to develop attractive new products, our future growth and profitability may be affected

We derive a substantial portion of our revenues from sales of innovative new products. We expect that sales of our new products — currently including DVD-related products, plasma displays and car navigation systems — will continue to account for a substantial portion of our revenues, and we expect our future growth to rely primarily on the development and sale of innovative new products.

While we believe that we are capable of continuing to develop innovative and attractive new products, the industry in which we operate is characterized by rapid changes, including technological changes. The process of developing and marketing new products is inherently complex and uncertain, and there are a number of risks, including the following:

•	We cannot assure you that we will have adequate funding and resources necessary for investments in new products and technologies.

•	We cannot assure you that our long-term investments and commitment of significant resources will result in successful new products or technologies. For example, we have invested substantial resources in the expansion of our production capacity at our Shizuoka plant to meet anticipated demand for plasma display panels, but such demand may not materialize.

•	We cannot assure you that we can anticipate successfully the new products and technologies which will gain market acceptance and that such products can be successfully marketed.

•	We cannot assure you that our newly developed products or technologies can be successfully protected as proprietary intellectual property rights.

•	Our products may become obsolete due to rapid advancements in technology and changes in consumer preferences.

Our failure to anticipate adequately changes in the industry and the market, and to develop attractive new products, including any of the risks described above, may reduce our future growth and profitability and may adversely affect our business results and financial condition.

Competition generally, and especially on price and standardization of products, may adversely affect our business results and financial condition

The electronics industry, including the audio, video and car electronics industry, is intensely competitive. We expect to face increased competition in the various product and geographic markets in which we operate. Our competitors include manufacturers and distributors, some of which have greater capital resources available for research, development, production and marketing. In addition, as new technology develops and as new electronics products gain increased market acceptance, it is possible that new competitors or alliances among existing competitors may emerge and rapidly acquire significant market share. While we believe we are a leading global manufacturer of advanced, high-quality and value-added electronics products, we cannot assure you that we will be able to compete effectively in the future. Pricing pressures or loss of potential customers resulting from our failure to compete effectively may adversely affect our business results and financial condition.

For example, competitors in the plasma display market may introduce alternative products at a lower price and in advance of our products. Moreover, due to standardization and the relative ease of imitation of products, competition from manufacturers in emerging markets may continue to intensify. Our research into the development of new products requires large costs that competitive imitators may not need to incur. In an aggressive price-cutting environment we may find it difficult to maintain or increase our market share or remain profitable against low-cost and low-budget competitors.

Failure of our DVD-recorder format to gain broad market acceptance may adversely affect our business results and financial condition

Currently, there are a number of competing recording formats for digital versatile discs (DVDs): the DVD-RW format commercialized by us, Sony, Sharp and others, the DVD-RAM format commercialized by Matsushita, Hitachi and Toshiba and the DVD+RW format commercialized by Philips. Each of the recording disc formats makes use of its own distinct technology and is generally incompatible with other formats.

The question of which format will prevail as the industry standard is not yet settled. Should the DVD-RW format fail to be accepted as the de facto industry standard, or otherwise to gain wide acceptance, our business results and financial condition would be adversely affected.

As a result of the expiration of patents relating to laser optical disc technologies, our royalty revenue is expected to decline substantially, starting in fiscal 2003

Our patent, license and other intellectual property rights make a significant contribution to our net income. Although less than five percent of our revenue is generated by our worldwide patents relating to laser optical disc technologies, these rights were responsible for between approximately 60%-80% of our operating income in the last three fiscal years. The legal protections afforded these rights have a limited duration under applicable laws, and the length of protection varies from country to country or region. In addition, such patents will expire in Europe and Japan starting in fiscal 2003. As a result, our royalty revenue is expected to decline substantially. While we are trying to develop new patents and acquire third party patent rights, we do not expect that the revenue, if any, from such new patents will be sufficient to offset the decrease in royalty revenue resulting from the expiration of our existing patents. Royalty revenue from patent licensing also depends to a material degree on the sales of patented products by our licensees, making it hard for us to predict actual royalty revenue amounts. For a discussion of our patent licensing business, see “Item 4.B. Business overview–Nature of operations.”

If we are unable to manage successfully the risks inherent in our international activities and our overseas expansion, our business results and financial condition could be adversely affected

A substantial portion of our manufacturing and marketing activity is conducted outside Japan, including in the United States, Europe, and in developing and emerging markets in Asia. There are a number of risks inherent in doing business in such overseas markets, including the following:

•	unexpected legal or regulatory changes;

•	unfavorable political or economic factors;

•	difficulties in recruiting and retaining personnel;

•	less developed technological infrastructure, which can affect our production or other activities or result in lower customer acceptance of our products and services; and

•	potentially adverse tax consequences.

In order to produce our products competitively and to reduce costs, we are in the process of establishing new production facilities in the People’s Republic of China (China). We plan to invest a total of ¥10 billion by fiscal 2003 to build production capacities for various products, including DVD-related components and car stereo products, in the Shanghai and Dongguan areas. In addition, we intend to rely significantly on electronics manufacturing services (EMS) arrangements in China to help minimize our plant investments and parts inventories. In opening a new manufacturing facility, however, it typically takes time to achieve success in production. Therefore, there is no guarantee that cost savings will be realized in the immediate term, if at all. Furthermore, we may experience difficulties in managing a production facility and entering into business arrangements in China in light of unexpected events, including political or legal change, labor shortages or strikes or changes in economic conditions in China. Accordingly, such incidents could have an adverse impact on our business results and financial condition. For more information on our China plants, see “Item 4.B. Business overview–Production.”

Our dependence on certain third-party manufacturers and suppliers for parts and components could adversely affect our business results and financial condition

While we strive to produce key components and parts internally, we are dependent on a number of outside manufacturers and suppliers. Third parties manufacture some of our most important components and parts, including semiconductors. Our arrangements with third-party manufacturers and suppliers are generally on a renewable short-term basis. While we have sought to assure supply where necessary through strategic alliances and other measures, we cannot assure you that we will not face shortages of key components from time to time. See “Item 4.B. Business overview–Raw materials and sources of supply” for a discussion of our outside manufacturers and suppliers. If we are forced to change contract manufacturers and suppliers, this could result in a reduction in the availability of components and parts essential to us or in an increase of our costs. In addition, in periods of high demand for consumer electronics products and as components such as semiconductors are improved, producers of components and parts may not be able to produce enough components to satisfy our demand on a timely basis. Shortages of key components could result in increases in their prices, insufficient supply and quality control problems, and could adversely affect our business results and financial condition, as well as lead to strained relationships with our original equipment manufacturing (OEM) customers.

Our performance in the OEM business is substantially dependent on the performance of our customers’ business

We cater our OEM business to automobile manufacturers, electronics manufacturers, personal computer (PC) makers, the broadcasting industry and other large-scale businesses worldwide. The products we supply include car stereo products, DVD-R/RW drives, settop boxes for cable TV and digital satellite broadcast and organic electroluminescent (OEL) displays for cellular phones. Sales to business customers in these areas are significantly affected by the respective customers’ business results and by factors that are beyond our control. Further, price cutting to meet customer demands may cause a reduction in our profit margin. The under-performance of a customers’ business, the unexpected termination of contracts, changes in the purchasing practices of our OEM customers or aggressive price cutting to satisfy a large business customer’s demands may adversely affect our business results and financial condition.

Because our products and technologies are dependent on the service of capable engineers and other key personnel, difficulty in recruiting and developing key personnel could have an adverse impact on our future growth, business results and financial condition

Our products and technologies are complex, and our future growth and success depend to a significant extent on the service of capable engineers and other key personnel, and hiring and training additional highly-skilled engineers and other competent personnel are important for our success.

Failure to recruit and develop key personnel may adversely affect our future growth, business results and financial condition. On the other hand, aggressive hiring of, among others, capable engineers who are experienced with the latest technology, may increase, sometimes substantially, both recruiting and actual labor costs. In addition, continued re-training of currently employed personnel, which may introduce higher costs, might also be necessary to maintain a superior level of innovation and technological advance. Such increased costs could have an adverse impact on our business results and financial condition.

Limits on intellectual property protection may make us vulnerable to competition from third parties that use our technology and expertise

While we have developed technology and expertise which differentiate our products from those of our competitors, some of our unique technology and expertise is either not fully capable of being protected by intellectual property rights or protected only to a limited extent pursuant to legal limitations in certain jurisdictions. Accordingly, we may be unable effectively to prevent third parties from using our intellectual property rights to produce products similar to ours. In addition, we may be unable to prevent third parties from developing technologies that are similar or superior to our technology, or from designing around or reverse engineering our patents and trade secrets. Moreover, our future products and technology might later be found to infringe upon a third party’s intellectual property rights.

Product defects resulting in a large-scale product recall or successful products liability claim against us, could result in a significant cost or impact on our reputation and adversely affect our business results and financial condition

We manufacture various products at our plants worldwide, in accordance with internationally accepted quality control standards. We cannot be certain, however, that all of our products are defect-free and may not be recalled at some later date. Furthermore, although we maintain insurance against product liability claims, we cannot be certain that such insurance can adequately satisfy the liabilities ultimately incurred. In addition, insurance may not continue to be available on terms acceptable to us. A large-scale product recall, or a successful products liability claim against us, could result in a significant cost or have a negative impact on our reputation, which may in turn lead to a decrease in sales, adversely affecting our business results and financial condition.

Governmental regulation may limit our activities or increase our costs of operations

Various regulations by governments in countries in which we do business, such as required business/investment approvals, export regulations based on national security or other reasons and other export/import regulations, such as tariffs, apply to us. In addition, commercial, antitrust, patent, consumer, taxation, exchange control and environment/recycling laws and regulations also apply. If we are unable to comply with these regulations, they can serve to limit our activities. In addition, even if we are able to comply, these regulations could result in increased costs. Accordingly, these regulations could adversely affect our business results and financial condition. See “Item 4.B. Business overview–Governmental regulation” for a discussion of certain government regulations applicable to us.

Damages to our Shizuoka plant as a result of disasters, outages or similar events may significantly reduce our production capacity, and adversely affect our business results and financial condition

Our plasma display products are currently manufactured at our Shizuoka plant, and we are in the process of further expanding our manufacturing lines at Shizuoka. We expect to continue to manufacture our plasma display panels there. Accordingly, our plasma display panel production capacity could be significantly reduced in the event of a major earthquake or other disruption of operations at the Shizuoka plant. We periodically carry out disaster prevention checks and facility maintenance at all of our facilities to minimize potential negative impact caused by disruptions at the manufacturing lines. We cannot assure you, however, that we can completely prevent or mitigate the effect of a disaster, outage or other disruption at our major facilities, including the Shizuoka plant.

Item 4. Information on the Company

A. History and development of the Company

Overview

We develop, manufacture and sell electronics products such as audio, video and car electronics on a global scale, as well as plan, produce and distribute audio/video (AV) software. We are one of the leading manufacturers of advanced, high-quality and value-added electronics products and one of the leading innovators of differentiated DVD products and plasma displays. We also have the largest worldwide market share of car electronics products and are the leading producer of OEL displays. Our primary markets are Japan, North America, Europe and Asia.

We classify our business groups into three segments: “Electronics,” “AV Software” and “Patent Licensing.”

History

Pioneer was incorporated under the Japanese Commercial Code as a joint stock company (Kabushiki Kaisha) in May 1947, with the name Fukuin Denki Kabushiki Kaisha, succeeding to the business founded in January 1938 by the late Mr. Nozomu Matsumoto. The present name, Pioneer Kabushiki Kaisha, was adopted in June 1961. Its English name was changed from “Pioneer Electronic Corporation” to “Pioneer Corporation” in June 1999.

Our business dates from January 1938 when we began the manufacture of audio speakers. In June 1955 we commenced the manufacture of audio amplifiers. During the 1960s, we expanded our line of products to include hi-fi stereo sets and components, hi-fi car stereos, as well as telephone-related equipment. Since the early 1960s we have established business offices and subsidiaries in and outside Japan to support our expanding manufacturing and sales activities. During the 1970s we further expanded our business to include equipment related to cable-TV systems. Pioneer’s shares of common stock were listed on the Tokyo Stock Exchange and Osaka Securities Exchange in October 1961 and April 1968, respectively. In addition, Pioneer’s ADSs were listed on the New York Stock Exchange in December 1976.

In the 1980s, we began to expand our business base to include AV equipment. We started marketing laser disc (LD) players and LDs, and commenced our own music and video software business in Japan. Also, we introduced the world’s first car compact disc (CD) players. We also broadened our business base in commercial and industrial markets with such products as optical memory disc drives for use in computers, laser karaoke (sing-along) systems and multiscreen video systems.

In the 1990s, we released to the Japanese consumer market the world’s first car navigation system incorporating the Global Positioning System (GPS). In addition, we further built on our technology and expertise in optical disc products, and introduced DVD players and thin-profile color plasma displays and began supplying digital direct-broadcast satellite (DBS) decoders to a European pay-TV company. Our other recent industry firsts include four-color OEL displays and DVD recorders.

In fiscal 2001, we started supplying to PC makers DVD-R/RW drives that can record up to seven times as much data as conventional CD-R/RW drives.

Registered office

Pioneer’s registered office is located at 4-1, Meguro 1-chome, Meguro-ku, Tokyo 153-8654, Japan. Its telephone number is 81-3-3494-1111.

Principal capital expenditures, investments and divestitures

In fiscal 1999, 2000 and 2001, our capital expenditures consisted principally of facilities for production and molds for production and totaled ¥33,070 million, ¥25,458 million and ¥42,183 million, respectively. Capital expenditures were paid for principally out of our internally generated working capital. The facilities for production comprised those for OEL displays and DVD pickups, and plants and machinery for plasma displays.

In fiscal 2001, we commenced installation of a second manufacturing line at our plant in Shizuoka, Japan, to respond to potential increased demand for plasma displays. The Shizuoka plant is expected to begin production in October 2001. When completed, capacity is expected to be increased from 50,000 at present to up to 150,000 units per year.

To further improve cost competitiveness and to reallocate a major portion of production to China, Pioneer established two production subsidiaries in China in fiscal 2001. These plants are expected to be operational in the fall of 2001, and are mainly for DVD pickups, DVD-R/RW drives and car electronics products. See “Item 4.B. Business overview–Production.” In addition, Pioneer established a holding company in the first half of fiscal 2002, which coordinates the activities of Pioneer’s local subsidiaries and affiliates in China to raise their operating efficiency.

In fiscal 2001, Tohoku Pioneer Corporation, Pioneer’s majority-owned subsidiary, started a joint venture company with Semiconductor Energy Laboratory Co., Ltd. and Sharp Corporation. The joint venture plans to start manufacturing and marketing continuous grain (CG) silicon thin-film transistor (TFT) substrates for use in active-matrix full-color OEL displays in the fall of 2002.

In fiscal 2000, we recorded an impairment loss of ¥2,100 million on real property of an LD plant in Japan closed during the year. The expected net realizable value and, thus, the carrying amount of the facility at the end of fiscal 2000 was ¥2,341 million.

B. Business overview

Industry overview

The electronics industry is currently experiencing a major shift from analog technology to digital technology in many communications and consumer entertainment applications. Digital technology is a means of transmitting, processing and storing data by converting it into binary code, as opposed to the conventional analog method, which uses a direct and variable electrical current. Digital technology is generally more resistant to interference or loss of quality, providing enhanced sound and clearer and sharper pictures (for example, music and video on CDs and DVDs). Together with its compression/decompression technologies, digitalization speeds data transmission and allows networks to handle far greater amounts of data efficiently. The proliferation of digital technologies in telecommunications has been a key element in the convergence of communications and computing technologies.

Digital technologies have led to a revolution in consumer electronics, with analog LPs being replaced by digital CDs, analog prerecorded video cassettes and LDs being replaced by DVDs, and analog TV broadcast signals likely being replaced by digital TV broadcast signals.

Product standardization and intense competition among leading manufacturers has led to declining product prices and shorter product life. Digitalization and the convergence of consumer electronics, telecommunications and computing technologies provide those companies with technological expertise in the storage, transmission and display of digital data with the opportunity to introduce innovative and differentiated applications and products.

We believe we have always been at the forefront of digital technology. Our expertise in digital storage and retrieval has led to developments in some of the digital products, including car CD players and DVD recorders, both of which were the first to be mass-marketed.

Strategy

We aim to be a leading provider of advanced, high quality, value-added AV electronics products worldwide for consumer and business use. Our corporate philosophy is to “Move the Heart and Touch the Soul,” with products that are designed to bring joy and entertainment to everyday life.

To achieve our goals, we are pursuing the following strategies:

•	Develop innovative technologically-advanced products that meet and stimulate market demand

•	Enhance our brand equity and customer satisfaction

•	Leverage our leadership position in the car electronics business

•	Focus on our strategic products targeting global markets

•	Adopt optimal production methods to maximize profitability and streamline our administrative and service functions

Develop innovative technologically-advanced products that meet and stimulate market demand

We believe our core strength is our ability to innovate. Throughout our history, we have focused on the development of unique products, and have attempted to be the front-runner and market leader in our product areas. Such areas have included dynamic speakers, car audio, LD and car navigation systems. We intend to continue to take advantage of such strategy and gain consumer confidence by introducing differentiated products into the market ahead of our competitors.

Consistent with our strategy, we have recently introduced into the market several new products, such as plasma displays and digital broadcast settop boxes. In the DVD market, we were the first to commercialize a DVD recorder. We were also the first to introduce a four-color OEL display to the market.

Enhance our brand equity and customer satisfaction

The cornerstone of our business foundation lies in the quality of our products and consumers’ confidence in our products. Accordingly, we focus on the enhancement of our brand image and customer satisfaction. In addition to the extensive quality control and assurance measures on the production side, we invest in various marketing campaigns to maintain and enhance the value of our brand. Combined with our new worldwide brand slogan of “Sound. Vision. Soul,” we aim to establish Pioneer as a brand driven by innovation and clearly differentiating ourselves from our competitors. We believe customer satisfaction is based not only on reliability and technology, but also on the impact of the sound or vision delivered by our products.

Leverage our leadership position in the car electronics business

We believe one of our strengths lies in our core business segment, the car electronics business. We lead the world market for car audio products. We were the first in the industry to introduce car navigation systems to the Japanese consumer market in fiscal 1991 and have been maintaining a leading position by offering DVD-ROM type models. To further strengthen this product line, we introduced in Japan in June 2001 a new car navigation system incorporating a hard disk drive (HDD), which has substantially faster access times than those of the existing DVD-ROM drive models.

Sales in this category are gradually shifting from the consumer market to the OEM market as automobile manufacturers place greater emphasis on differentiation of their cars, and we intend to further expand our market share by increasing OEM sales.

Focus on our strategic products targeting global markets

We focus on our strategic products where we can secure the “first-mover advantage” or leadership. As part of our efforts to secure these positions, we play a major role in setting product standards. For example, we are currently promoting the DVD-RW format used for DVD recorders and DVD-R/RW drives. This format has already gained support from other major consumer electronics companies such as Sony and Sharp. We also differentiate ourselves by introducing to targeted markets innovative plasma displays, OEL displays and HDD car navigation systems. We market these strategic products on a global basis. Although certain technological customization is required, most of our key products are currently sold in virtually all major economies in the world.

Adopt optimal production methods to maximize profitability and streamline our administrative and service functions

We strive to adopt ideal production methods catered to each type of product and market demand. While we focus on reducing manufacturing and operating costs, our goal is to achieve overall efficiency in production by, for example, taking into account the proximity of the end-market, production facilities and labor costs. Consequently, among our strategic products we are in the process of establishing production facilities in China for certain DVD products, and we plan to produce an increased volume of plasma displays in our expanded facility in Shizuoka, Japan. Moreover, we plan to make use of electronics manufacturing services (EMS) in China for outsourcing to help reduce further capital investment and investment in inventories. To enhance cost competitiveness and achieve economies of scale, we sell our key products on an OEM basis to other manufacturers. We are also streamlining our administrative and service functions to promote efficiency and cut costs. Accounting, payroll, inventory management and other administrative functions which were previously undertaken by our local offices in Japan, were consolidated in fiscal 2001 and are now carried out by Pioneer Shared Services Japan Corporation, a wholly-owned Pioneer subsidiary. Similarly, we have established an internal shared services company in the U.S. in order to economize our corporate support system. We believe that reducing overall costs is imperative to maintain our competitiveness and increase product penetration in the markets.

Strategic Focus—“Vision 2005”

Consistent with the strategies described above, in fiscal 1999 we announced “Vision 2005,” a medium-term initiative. As part of “Vision 2005,” we set business targets of ¥1,200 billion of consolidated operating revenue and return on equity (ROE) of 10% by fiscal 2006 (corresponding figures for fiscal 2001 were ¥647 billion and 5.63%, respectively), and established the following business-related objectives:

(i) to become a leader in the DVD industry

We believe the DVD format will become the dominant high-density, high-capacity medium for sound, video and data recording, storage and playback. As a leader in the LD format, the precursor to the DVD, we have been well-positioned as a result of our accumulated expertise through development of LDs to help establish the standardization of the DVD format and innovate new products such as DVD recorders based on the DVD-RW format for consumer use and DVD-R/RW drives for PC use. With the introduction of the DVD recorder in December 1999 in Japan and our plan to introduce it by the end of 2001 in the United States, we expect our DVD business to undergo further expansion.

(ii) to establish a foundation for plasma and OEL displays

We believe large-screen plasma displays offer significant advantages over cathode ray tubes (CRTs). Among other advantages, plasma displays are thinner and lighter than CRTs. Thus, we expect plasma display panels in the future will capture a substantial portion of the larger-screen TV market, in which currently CRTs and projection TVs are dominant. Since introducing the first plasma displays in fiscal 1998, we have established a solid presence both in consumer and commercial markets worldwide as a result of our high reputation for the large-screen high-resolution images of our plasma displays. To meet the expected rising demand, we will expand our production capacity in October 2001 through the establishment of a second line at our Shizuoka plant in Japan.

OEL display is another type of display which we have been promoting aggressively. In fiscal 1998, we became the first in the world to market car electronics products equipped with an OEL display, and in fiscal 2000 the first and currently the only company to mass-produce four-color OEL displays. OELs are particularly well-suited for small size displays, and in fiscal 2001 we commenced deliveries of OEL displays for use in cellular phones of a major U.S. cellular phone maker. To further strengthen our market position, Tohoku Pioneer Corporation, Pioneer’s majority-owned subsidiary, established a joint venture company, ELDis, Inc., in fiscal 2001 with Semiconductor Energy Laboratory Co., Ltd. and Sharp Corporation to manufacture continuous grain (CG) silicon TFT substrates for active-matrix full-color OEL displays.

(iii) to develop and strengthen lines of network-related products

Our current approach is to develop network-related products drawing upon our strength as an AV manufacturer. We believe we have a competitive advantage in the interface function, where information is delivered to users. We believe we have an excellent brand image, as well as many years of experience in analog/digital cable-TV and digital broadcast markets through the sale of our settop boxes. We are strengthening the synergy of digital home network-linkage of entertainment/information systems, such as AV components, DVD players, DVD recorders, plasma displays and settop boxes.

(iv) to expand our key device business and develop our key technologies

To keep up with the accelerated pace of change in the electronics industry, it is important for us to promote key technologies and key devices, collaborating with third parties when beneficial. We believe such collaboration generates synergies that can create new advances in our key technologies and optimizes the use of our resources.

We believe that a producer of key devices is better able to develop and offer broader product differentiation, and to influence the direction of market trends, than a company that assembles products. Our strategically important key devices are DVD pickups, plasma display panel modules, speaker units, CD mechanisms for car manufacturers and OEL display panels for mobile phone companies.

Nature of operations

We develop, manufacture and sell electronics products such as audio, video and car electronics on a global scale, as well as plan, produce and distribute AV software. We are one of the leading innovators of differentiated DVD products and plasma displays. We also have the largest worldwide market share of car electronics products, such as car navigation systems, and are the leading producer of OEL displays.

Our principal production activities are carried out in Japan and Asia. Our products are generally sold under our own brand names, principally “Pioneer.” Our primary markets are Japan, North America, Europe and Asia. We sell our products to customers in consumer and business markets through sales offices in Japan, and through sales subsidiaries of Pioneer and independent distributors outside of Japan. In addition, on an OEM basis, we market certain products, such as car electronics products, DVD-R/RW drives and broadcast settop boxes, to other companies.

We classify our business groups into three segments: “Electronics,” “AV Software” and “Patent Licensing.” We further break down our “Electronics” segment into three product groups: “Audio/Video,” “Car Electronics” and “Others.” Operating revenue consists of net sales for both “Electronics” and “AV Software,” plus royalty revenue from “Patent Licensing.” (The consolidated financial statements included in this annual report and the financial information below are prepared in accordance with U.S. GAAP, except for segment data which is prepared in accordance with the regulations under the Securities and Exchange Law of Japan.)

The profit margins in the “Patent Licensing” segment are substantially higher than those in the other two segments, since costs related to patent licensing are limited principally to amortization of patent rights and expenses for licensing activities.

The following table sets forth our operating revenue from unaffiliated customers by business segment for the respective periods indicated:

Operating Revenue from Unaffiliated Customers by Business Segment
(In millions of yen, except for percentage amounts)

	Year ended March 31

	1999		2000		2001

Electronics

Audio/Video

Domestic	¥49,515	8.4%	¥56,482	9.2%	¥50,566	7.8%

Overseas	137,524	23.3	133,547	21.7	140,583	21.7

	187,039	31.7	190,029	30.9	191,139	29.5

Car Electronics

Domestic	79,294	13.5	82,353	13.3	89,891	13.9

Overseas	181,590	30.8	163,520	26.6	154,987	23.9

	260,884	44.3	245,873	39.9	244,878	37.8

Others

Domestic	42,635	7.2	45,492	7.4	62,846	9.7

Overseas	44,929	7.7	67,343	10.9	87,766	13.6

	87,564	14.9	112,835	18.3	150,612	23.3

Domestic	171,444	29.1	184,327	29.9	203,293	31.4

Overseas	364,043	61.8	364,410	59.2	383,336	59.2

Total	¥535,487	90.9%	¥548,737	89.1%	¥586,629	90.6%

AV Software

Domestic	¥23,392	4.0%	¥23,788	3.8%	¥27,690	4.3%

Overseas	9,978	1.7	23,886	3.9	12,220	1.9

Total	¥33,370	5.7%	¥47,674	7.7%	¥39,910	6.2%

Patent Licensing	¥20,208	3.4%	¥19,460	3.2%	¥20,530	3.2%

Total Operating Revenue	¥589,065	100.0%	¥615,871	100.0%	¥647,069	100.0%

Electronics

Audio/Video:

This group includes stereo systems, receivers, amplifiers, tuners, CD players, CD recorders, minidisc (MD) systems, cassette tape decks, speaker systems, DVD players, DVD recorders, LD players, online karaoke systems, plasma displays, projection TVs and multiscreen video systems.

Sales by product for fiscal 2001 in the Audio/Video group is as follows: DVD players, which were initially introduced in fiscal 1997, have grown to account for the largest sales in this group. Stereo systems also accounted for a significant portion of sales. Sales of our plasma displays, which were first introduced in fiscal 1998, mainly for business use, are rapidly growing for both business and (in the form of TV screens) household purchases, contributing substantially to sales in this group. In North America, both projection TVs and AV receivers accounted for a material portion of sales in this group.

We believe the traditional home audio markets of Japan, North America and Europe have matured and accordingly, price competition in these markets is strong. We do not expect the traditional home audio markets in these regions to grow substantially. We believe growth will come from new products, such as DVD home theater systems which merge audio and video technologies, and plasma displays.

DVD is a unified format for high density digital storage media of audio and video such as movies/video clips/concerts, as well as of computer data. The market for DVD players has been expanding dramatically worldwide. JEITA (Japan Electronics and Information Technology Industry Association) forecasts an approximately 50% increase in consumer DVD player sales worldwide, from 16 million units in 2000 to 25 million in 2001. In the DVD player market, we have introduced unique value-added products, such as DVD home theater systems and slim design (2.2 inch in height) DVD players. The DVD recorder based on the DVD-RW format that we are vigorously promoting can record high-quality audio/video content from a variety of sources, such as TV and direct-broadcasting satellite programs, repeatedly about 1,000 times onto a rewritable DVD. In fiscal 2000, we began marketing the DVD recorder as video recording/editing equipment for household consumers, for the first time in the industry. The recorder introduced subsequently in fiscal 2001 can also record onto more affordable write-once DVD-R discs with DVD-R format. In July 2001, we further launched a new model with lower prices in Japan, and plan to do so in North America and Europe in fiscal 2002. We have begun mass-producing DVD recorders using the DVD-RW format, thereby striving to further lower retail prices and seeking to set the de facto industry standard.

Plasma displays are another product that we believe to have commercial potential. In comparison with conventional CRTs and projection TVs, plasma displays feature a screen which is larger yet very slim, only about 4.9 inches in depth. These displays are lighter than CRTs and projection TVs and have wider viewing angles than projection TVs. We expect that these characteristics will help plasma displays capture a substantial portion of the larger-screen TV market in the near future, in which CRTs and projection TVs currently are dominant. Our plasma displays have achieved a high reputation both in the consumer and business markets for their high-resolution, high-quality pictures since the introduction of the first model to the market in fiscal 1998. Our plasma displays are currently used mainly at shopping malls, airports, train stations, and other public and commercial venues. They also increasingly meet household demand for large-screen enjoyment of high-quality pictures from DVDs and other sources. We introduced new plasma displays for business use to the Japanese market in August 2001. Our 50-inch XGA plasma display has improved peak brightness by 60% and bright area contrast by 80% compared with our previous models, realized sharper high-definition images even when viewed under bright light conditions, and achieved a 20% decrease in power consumption compared with its predecessor model. We will introduce these new models for both consumer and business markets outside Japan at the end of 2001. We also plan to launch 43-inch plasma displays worldwide in fiscal 2002.

Car Electronics:

This group includes car stereos, car CD players, car MD players, car DVD players, car speakers and car navigation systems.

Sales by product for fiscal 2001 in the Car Electronics group is as follows: Car CD players accounted for the largest sales in this group. Of these, our car stereos equipped with OEL displays were well received by consumers due to clear images from a wide viewing angle range. Also, cassette car stereos accounted for a significant portion of sales in this group. In Japan, our car navigation systems accounted for a significant portion of sales in this group.

Both in Japan and outside Japan, sales in this group are generally made in the consumer market and to automobile manufacturers on an OEM basis for installation in new cars on production lines or as optional parts. Sales in this category are gradually shifting from the consumer market to the OEM market, as automobile manufacturers place greater emphasis on differentiation of their cars. Our strong brand recognition in both markets is helping us maintain our leading market share of car electronics products on a global basis. We plan to shift manufacturing of car electronics products to China in order to meet price competition.

We were the first in the industry to introduce car navigation systems to the Japanese consumer market, in fiscal 1991. We have substantial expertise in car navigation systems and have been one of the market leaders. Car navigation systems show the current position of the car they are installed in, by receiving and processing signals from GPS orbiting satellites controlled by the United States Department of Defense. The information is given on maps displayed on a small in-car TV, as well as through voice guidance. Map information is generally stored on CD-ROMs or DVD-ROMs. The system also provides hotel, restaurant guide and other valuable information, and displays possible routes the driver could take. Currently, most of the market for our car navigation systems is in Japan.

In June 2001 we introduced in Japan a new car navigation system incorporating a HDD, which has substantially faster access times than those of the existing DVD-ROM drive model. The new model is receiving favorable acceptance from our customers for its attractive and convenient features, such as its quicker search and display of routes to designated destinations, and its “music server” function with a storage capacity of approximately 20 audio CDs.

Others:

This group includes products primarily for business use, such as OEL display panels, equipment for cable-TV systems, DVD-ROM drives, DVD-R/RW drives, factory automation systems, digital broadcast settop boxes, and telephones for consumer use.

Sales by product for fiscal 2001 in this group is as follows: Settop boxes of cable-TV systems and digital broadcast accounted for the largest sales in this group. DVD-ROM drives also accounted for a significant portion of sales in this group. In Japan, telephones accounted for a significant portion of sales in this product group and factory automation systems, such as for car-related systems like air bags, fuel ignition devices and fuel supply devices, also contributed to sales.

We began shipment of OEL display panels in North America in fiscal 2001 on an OEM basis to a major U.S. cellular phone maker. OEL display panels offer many advantages over alternative display panels: self-lighting emission, an ultra-thin profile, low-power consumption, and clear images throughout a wide viewing angle range. We were the first in the world to market an OEL display in fiscal 1998 and the first and only company to start mass-producing four-color (blue, green, yellow and red) OEL displays in fiscal 2000. In addition, we expect to start manufacturing in the fall of 2002, through a joint venture company, continuous grain (CG) silicon TFT substrates for a higher-resolution active-matrix full-color OEL display.

In fiscal 2001, we began supplying DVD-R/RW drives to PC makers on an OEM basis. The DVD-R/RW drives can record both on a write-once blank DVD-R disc and a rewritable blank DVD-RW disc up to seven times as much data as that of a CD-R or CD-RW disc. In fiscal 2002, we launched a Pioneer-brand DVD-R/RW drive, the world’s first model that reads and writes data on all DVD-R, DVD-RW, CD-R and CD-RW discs.

Terrestrial broadcasting, cable TV and digital-broadcast satellite (DBS) are rapidly shifting into digital technology. We have been providing digital DBS settop boxes to a pay TV company in Europe since fiscal 1998. In fiscal 2000 we shipped digital cable-TV settop boxes to U.S. operators. In fiscal 2001 we started distributing digital DBS settop boxes in Japan and digital terrestrial broadcast settop boxes to a broadcast company in the United Kingdom.

AV Software

This segment includes the production, manufacture and sale of prerecorded DVDs, LDs, videocassettes, CDs and optical disc manufacturing systems.

Sales in this segment are substantially smaller than those of the Electronics segment. Characteristically, they show much volatility year to year, depending upon the presence or absence of hit movie and music titles. The main markets of this segment are Japan and North America. Sales analysis by product for fiscal 2001 in this segment is as follows: DVDs accounted for the largest sales in this category, due mainly to the expansion of the DVD player market, especially in Japan. In North America, prerecorded videocassettes of the hit animation title Pokémon contributed to sales in this segment.

Patent Licensing

This segment includes the licensing of patents related primarily to laser optical disc technologies.

Most of the royalty revenue from this segment is obtained from patent, license and other intellectual property rights that are held by Discovision Associates, our wholly-owned U.S. partnership. These intellectual property rights expire over time, although the periods involved depend on the country or region. While continuing to research and develop new technologies, we also acquire patents held by third parties.

Royalty revenue from patent licensing of digital playback equipment, such as CD-ROM drives, accounted for a substantial portion of revenue in this segment in fiscal 2001. In addition, patent licensing of digital discs contributed significantly to royalty revenue.

Revenue from the Patent Licensing segment is substantially less than from our other segments, constituting less than 5% of operating revenue for fiscal 2001. However, contribution of this segment to our operating income is substantial compared to its contribution to our operating revenue, constituting between approximately 60%-80% of our operating income in each of the last three fiscal years. A number of these patents will expire starting in fiscal 2003, which will result in a substantial decrease in royalty revenue.

Principal markets

The following table sets forth our operating revenue from unaffiliated customers by geographic market for the respective periods indicated:

Operating Revenue by Geographic Market
(In millions of yen, except for percentage amounts)

	Year ended March 31

	1999		2000		2001

Japan	¥194,836	33.1%	¥208,115	33.8%	¥230,983	35.7%

North America	176,611	30.0	200,930	32.6	213,592	33.0

Europe	141,013	23.9	135,728	22.0	126,019	19.5

Other Regions	76,605	13.0	71,098	11.6	76,475	11.8

Total	¥589,065	100.0%	¥615,871	100.0%	¥647,069	100.0%

Note: Operating revenue by geographic market represents revenue from unaffiliated customers, based on the geographic location of each unaffiliated customer.

Seasonality

Global sales in the Electronics segment are seasonal. Sales for the third quarter (ending December 31) of each fiscal year are generally higher than those of other quarters of the same fiscal year, due to increased demand during the year-end holiday season. In Japan, sales of car electronics products generally increase in the summer months, due to increased car usage for summer vacations.

Marketing channels

We sell our products to a large number of retailers and distributors through our sales offices in Japan and through Pioneer’s sales subsidiaries and independent distributors outside Japan. In addition, we market certain products, such as car electronics products and DVD-R/RW drives, on an OEM basis to other manufacturers for resale under their own brand names. Our business is not dependent upon any particular customer or group of customers. Most of our sales are made from inventory rather than against customer orders. Our products generally are sold under our own brand names, principally “Pioneer.”

After-sales service

We maintain a policy of providing repair and other services in the countries where our products are sold. In Japan, after-sales service is provided through Pioneer’s wholly-owned service subsidiary, Pioneer Services Network Corporation (PSN), and authorized servicing companies. Pioneer established PSN in fiscal 2001 to enhance the efficiency of our operations for after-sales services and offer such services with higher quality. In countries where Pioneer’s subsidiaries are located, such as the United States and certain European countries, after-sales services are provided by such subsidiaries or through their authorized independent servicing companies. In other countries, such services are generally performed by our local distributors.

In line with general industry practice, most of the products we sell to consumers are provided with a warranty for free repair work, generally for a period of one year from the date of purchase. Parts are kept available for after-sales service for a period ranging generally from two to eight years after discontinuation of production, depending on characteristics of parts.

Production

We manufacture our products globally at our 42 plants. See the table in “Item 4.D. Property, plants and equipment,” of this annual report for a list of our principal plants. To enhance cost competitiveness and protect against currency fluctuations, we are expanding manufacturing and local parts procurement outside Japan. In line with this strategy, in the fall of 2001, production will start at two new plants in China (in the Shanghai and Dongguan areas), mainly for DVD pickups, DVD-R/RW drives and car electronics products. We plan to invest a total of ¥10 billion in these facilities by fiscal 2003. These facilities will take advantage of China’s recently fast-improving production infrastructure, and expand China’s role as our worldwide manufacturing site that will help reduce production costs further and compete better worldwide. Also, we intend to increase our use of electronics manufacturing services (EMS), mainly in China, to help minimize our plant investment and parts inventories, thereby boosting the efficiency of production and assets. Our goal is to increase China’s production share (including use of EMS) in our total production volume in yen to 35% in fiscal 2003. Such share in fiscal 2000 and fiscal 2001 were 3% and 12%, respectively.

In fiscal 2000, we reviewed overall production systems to reduce costs further, and restructured some production sites. We closed an LD manufacturing plant in Japan and audio product plants in the United States and France, and sold an optical disc manufacturing plant in the United States.

Raw materials and sources of supply

We purchase a variety of raw materials and parts for use in the manufacture of our products. We generally maintain two or more suppliers to prevent a shortage of raw materials and parts. In accordance with corporate policy, however, we develop and manufacture certain key parts internally for our products, including plasma display panels, laser pickups and certain integrated circuits (ICs) and large-scale integrations (LSIs). We also purchase certain completed products, then sell them under our own brand names.

No single unaffiliated source accounted for more than 7% of total supply purchases in fiscal 2001. We have not experienced any material difficulties in obtaining raw materials, parts and products and believe that we will continue to be able to obtain them to meet our needs.

Semiconductors account for the largest percentage of parts purchased in fiscal 2001 (on a yen basis), representing approximately 40% of our total purchases. We purchase semiconductors from various suppliers, mainly pursuant to the terms of our basic supply agreement. Our basic supply agreement generally has a term of one year, with an automatic renewal clause. Where we do not have two or more suppliers, we seek longer term contracts or bulk purchases and place our order 3 to 4 months earlier than our usual practice to reduce the risk of being unable to obtain key parts. We purchase a portion (approximately 10%) of our semiconductor parts, which are custom made for our needs in accordance with our designs and specifications, from STMicroelectronics N.V. While we do not currently have an alternative source for the type of semiconductors supplied by STMicroelectronics N.V., we have entered into a strategic alliance with STMicroelectronics N.V. to assure a stable source of supply.

We plan to increase the percentage of raw materials and parts we purchase through online network systems, including the Internet. We believe this will contribute to more timely manufacturing and a decrease in production costs.

Patents and licenses

We hold a variety of patents, including those relating to laser optical disc technology, in Japan and other countries, while we in turn are licensed to use a number of patents owned by third parties. We consider certain patents licensed from third parties to be important to our business. Termination of such license agreements would have a material adverse effect on our business, although we have no reason to believe that such termination will occur.

Research and Development

Our R&D activities have played a crucial role in the development of our business. Our R&D program currently centers on optical recording/playback, flat-panel displays, digital signal processing, information/communications, and core LSIs. In fiscal 1999, 2000 and 2001, our R&D expenses were ¥31,131 million, ¥33,265 million and ¥37,105 million, respectively, or 5.3%, 5.4% and 5.7% of our operating revenue, respectively. We plan to continue to spend more than 5% of operating revenue on R&D each year. As at March 31, 2001, approximately 3,200 employees were engaged worldwide in R&D and product and production technique improvement.

Our R&D activities are carried out mainly in Japan at The Corporate Research & Development Laboratories, as well as the AV & Recording Development Center, the Information & Communication Development Center and the Optical Technology Center. We are actively engaged in the development of system software related to digital TV and of digital network technologies at Pioneer Research Center USA, Inc., Pioneer’s wholly-owned subsidiary in the United States. Product improvement activities are the responsibility of the production engineering departments at our various manufacturing facilities both in Japan and overseas.

During fiscal 2001, we announced the advent of new improved design and dimensions for OEL displays. Our innovations in moisture barrier and low-temperature film-formation technologies enabled use of a plastic substrate. This development led to the creation of a revolutionary 0.2-mm-thin OEL display that is flexible enough to bend, is able to display moving pictures, and is strong enough to resist breakage. These moisture barrier and low-temperature film-formation technologies are compatible with another exclusive Pioneer technology that enables selective placement of three organic materials—the primary colors of red, green and blue, respectively—for optimal emission of light. We believe these innovations will help us to develop a full-color OEL “film” display in the near future. This development, if achieved, would expand the use of OEL displays for cellular phones, mobile computers and a growing array of popular new products.

Competition

We believe that we compete successfully and that we have a strong position with respect to car electronics, plasma displays and DVD-related products. Our products, however, are exposed to intense competition in Japan and overseas. Our competitors, which vary in size, area of distribution, range of products and financial resources, are principally companies based in Japan and Europe, some of which are large, integrated home electric or electronic appliance manufacturers having substantially larger capital resources than we do. The electronics industry in general has been subject to substantial price competition in light of slower demand. In addition, electronics companies in Asia, particularly those from Korea and Taiwan, pose a severe threat through price competition with products possessing simplified functions at lower prices. To counter the intense competition, we place great emphasis on extensive marketing to stimulate demand of innovative and value-added products. Furthermore, we concentrate our efforts on technological research, quality control, sales promotion and the lowering of production costs by increasing procurement of parts and products made outside Japan and other measures. See also “Item 3.D. Risk factors–Competition generally, and especially on price and standardization of products, may adversely affect our business results and financial condition” and “Item 4.B. Business overview–Strategy.”

Import restrictions

In certain areas of the world, our products encounter tariff and other import restrictions. Tariffs applied to our products vary depending upon the classification of such products and the countries into which such products are imported. Import restrictions, such as prohibitions on imports of certain products, vary from nation to nation. To respond to this situation, we manufacture our products in certain locations outside Japan as well as commissioning their production to independent manufacturers.

Governmental regulation

Our business activities are subject to various governmental regulations in countries in which we operate, including regulations relating to business/investment approvals, export regulations including those related to national security considerations, tariffs, antitrust, intellectual property, consumer and business taxation, exchange controls, an environmental and recycling requirements.

C. Organizational structure

Our basic corporate structure is shown in the following chart:

The following table sets forth the principal subsidiaries owned, directly or indirectly, by Pioneer.

	Country of
Name of subsidiary	incorporation	Ownership interest	Principal business

Tohoku Pioneer Corporation	Japan	67.0%	Manufacture of car electronics products and OEL display panels

Pioneer Video Corporation	Japan	100.0%	Manufacture and distribution of optical discs, ICs and LSIs

Shizuoka Pioneer Corporation	Japan	100.0%	Manufacture of displays and equipment for cable-TV systems

Pioneer North America, Inc.	U.S.A.	100.0%	Coordination of the activities of Pioneer’s U.S. subsidiaries and affiliates

Pioneer Electronics (USA) Inc.	U.S.A.	100.0%	Distribution of electronics products, and customer support of our products and strategic shared services of Pioneer’s U.S. subsidiaries

Pioneer Electronics Capital, Inc.	U.S.A.	100.0%	Financing to Pioneer and its subsidiaries

Discovision Associates*	U.S.A.	100.0%	Licensing of worldwide patents relating to laser optical disc technologies

Pioneer Europe NV	Belgium	100.0%	Coordination of the activities of Pioneer’s European subsidiaries and affiliates, and distribution of electronics products

Pioneer Electronics Asiacentre Pte. Ltd.	Singapore	100.0%	Coordination of the activities of Pioneer’s Asian subsidiaries and affiliates, and manufacture and distribution of electronics products

* Discovision Associates (DVA) is a general partnership organized under the laws of the State of California, in the United States.

D. Property, plants and equipment

Our manufacturing operations are conducted principally in Japan, Southeast Asia and China. Of the total of 42 plants, 20 plants are in Japan and the remaining 22 are outside Japan. The following table sets forth information, as of March 31, 2001, with respect to our principal plants.

		Floor space
		(square feet)
Name of plant	Location	[of which leased space]	Principal Products

(Japan)

Shizuoka Plant	Fukuroi, Shizuoka	610,000	Plasma displays, Projection TVs, Equipment for cable-TV systems

Tokorozawa Plant	Tokorozawa, Saitama	489,000	Stereo systems, Individual stereo component units, DVD players, DVD-R/RW drives, DVD recorders

Tendo Plant	Tendo, Yamagata	458,000	Cassette car stereos, Car CD/MD players, Car speakers, Loudspeakers

Kawagoe Plant	Kawagoe, Saitama	414,000	Cassette car stereos, Car CD/MD players, Car navigation systems

Kofu Plant	Nakakoma, Yamanashi	363,000	DVDs, DVD-R/RW discs, CDs, Plasma display panels

Kokubo Plant	Kofu, Yamanashi	191,000 [77,000]	ICs, LSIs

Towada Plant	Towada, Aomori	158,000	DVD players, DVD-R/RW drives, Cassette car stereos, Car CD players

Yonezawa Plant	Yonezawa, Yamagata	151,000	OEL displays, Car speakers, Car CD players

Fukuroi Plant	Fukuroi, Shizuoka	134,000	Speaker systems, AV racks

		Floor space
		(square feet)
Name of plant	Location	[of which leased space]	Principal Products

(Outside Japan)

Thailand Plant	Ayutthaya, Thailand	300,000	Cassette car stereos, Car CD players, Stereo systems

Taiwan Plant	Tao Yuan, Taiwan	281,000	Speaker systems

Malaysia Plant	Johor, Malaysia	262,000	Stereo systems, CD players, Cassette car stereos, Car CD players

Shanghai Plant	Shanghai, China	233,000	Speaker systems, Laser pickups

Mexico Plant	Baja California, Mexico	232,000	Speaker systems

Guang Dong Plant	Guang Dong, China	231,000 [230,000]	Speaker systems

California Plant	California, U.S.A.	186,000	Projection TVs, Speaker systems

U.K. Plant	West Yorkshire, United Kingdom	184,000	Stereo systems, CD players, Tuners, Digital DBS decoders,

Ohio Plant	Ohio, U.S.A.	157,000	Cassette car stereos, Car CD players

Other (11 plants in Japan and 13 plants outside Japan)		1,856,000 [112,000]

Total		6,890,000 [419,000]

Most of the buildings of these plants and land on which they are located are owned by us.

As of March 31, 2001, we owned our headquarters buildings in Tokyo, with an approximate aggregate floor space of 336,000 square feet. We lease approximately 34,000 square feet as additional head office space in Tokyo.

We also own an employee training center in Tokyo with an approximate floor space of 17,000 square feet, and R&D facilities with an approximate aggregate floor space of 282,000 square feet.

Our sales office buildings in Japan and outside Japan are mainly leased. The head office buildings of some distribution subsidiaries outside Japan are owned by us. Land and buildings for the Fukuroi Plant, the Ohio Plant, R&D facilities, and one of our headquarters buildings with an aggregate book value of ¥16,416 million were pledged as collateral for certain loans at March 31, 2001.

We are constructing two plants in China to further improve cost competitiveness. The foregoing table as of March 31, 2001 does not include them.

We believe that our properties are adequate to carry on our current business, though additional investment in plant and equipment is being made to ensure continued growth.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations together with “Item 3.A. Selected financial data” and our audited consolidated financial statements and notes to such statements appearing elsewhere in this annual report. These consolidated financial statements have been prepared in accordance with U.S. GAAP, except for segment data which is prepared in accordance with the regulations under the Securities and Exchange Law of Japan.

Overview

We classify our business groups into three segments: “Electronics,” “AV Software” and “Patent Licensing.” We further break down our “Electronics” segment into three product groups: Audio/Video, Car Electronics, and Others. “Electronics” is our largest segment by revenue, accounting for 90.6% of operating revenue (net sales plus royalty revenue) in fiscal 2001. In fiscal 2001, Audio/Video group, Car Electronics group and Others accounted for 29.5%, 37.8% and 23.3%, respectively, of operating revenue. The “AV Software” and “Patent Licensing” segments accounted for 6.2% and 3.2%, respectively, of operating revenue in fiscal 2001. Our primary markets for our products based on operating revenues from unaffiliated customers for fiscal 2001 were Japan (36%), North America (33%) and Europe (20%).

Electronics

The electronics industry is characterized by rapid technological changes, and our ability to introduce attractive new products to the market significantly affects the operating results of this segment. During the past five years, the decline of sales of LD hardware and software adversely affected the operating results of this segment. The decline was due to the shift of the consumer demand from LDs to DVDs as well as the shift of demand in the karaoke market in Japan from LD systems to online systems. During the same period, sales of new products such as DVD players, plasma displays, car navigation systems, digital broadcast settop boxes and DVD-ROM drives for PC use have grown rapidly.

The electronics industry is also characterized by continuing sales price decreases in most product categories, making it important for us to continually improve the efficiency of our manufacturing, distribution, service and administrative functions. As an example of our effort, in the past five years, we have increased the percentage of our manufacturing outside Japan from 35% to 59% in terms of the yen value of cost of goods produced, mainly by expanding production facilities in Southeast Asia and China. We intend to build or contract for additional manufacturing capacity outside Japan over the next several years with particular emphasis on China.

Operating income for this segment for fiscal 1999, 2000 and 2001 were ¥8.5 billion, ¥4.7 billion and ¥13.8 billion, respectively, accounting for 42.5%, 20.1% and 40.9% of total operating income for each of the three years.

AV Software

The AV software industry is very volatile and dependent upon the presence or absence of hit movie and music titles. Accordingly, its success in any years is very difficult to predict.

Operating income (loss) for this segment for fiscal 1999, 2000 and 2001 were (¥5.4 billion), ¥0.2 billion and ¥0.1 billion, respectively.

Patent Licensing

Our royalty revenue from Patent Licensing depends to a material extent on the amounts of sales of patented products by our licensees, making it difficult for us to predict actual royalty revenue each year. In addition, a significant portion of our patents in Japan and Europe relating to laser optical disc technologies will expire starting in fiscal 2003. Accordingly, we expect a substantial decrease in operating revenue and operating income from this segment. We are researching and developing new technologies, and we purchase patents held by third parties from time to time, which may generate additional revenue to help offset this expected decline. We do not, however, expect that the revenue, if any, from such new patents will be sufficient to offset the decrease in royalty revenue resulting from the expiration of our existing patents.

Operating income for this segment for fiscal 1999, 2000 and 2001 were ¥16.6 billion, ¥18.4 billion and ¥19.7 billion, respectively, accounting for 82.5%, 78.1% and 58.4% of total operating income for each of the three years. The profit margins in this segment are substantially higher than those in other segments, since costs related to this segment are limited principally to amortization of patent rights and expenses for licensing activities.

Currency fluctuations

We are affected by fluctuations in foreign currency exchange rates, particularly fluctuations in the value of the yen against the U.S. dollar and the euro. Generally, a weakening of the yen against other currencies has a positive effect on our operating income. A strengthening of the yen against other currencies has the opposite effect. The yen was generally stronger against the U.S. dollar and the euro during fiscal 2000 and the first half of fiscal 2001 than in respective corresponding periods in the previous year, but weakened during the second half of fiscal 2001. During fiscal 2002 to date, the yen has remained weak against other currencies, particularly the U.S. dollar.

Reclassification

In fiscal 2000, we changed the reporting of “income from patents, net of related expenses,” which had been previously presented in “other income (expenses).” Gross patent revenue is presented as “royalty revenue,” and the related expenses are included in “selling, general and administrative (SGA) expenses.” The figures for the previous years have been reclassified in order to conform to this presentation. Operating income originally reported for fiscal 1999 was ¥5.1 billion, compared with the revised operating income of ¥20.1 billion. This classification change had no effect on income before income taxes and net income.

Beginning with fiscal 2001, “Minority interest in income of subsidiaries,” which had been previously included in Other — net of “Other income (expenses),” is reported separately. Previously reported amounts have been reclassified to conform to this presentation. Income before income taxes originally reported for fiscal 1999 and 2000 were ¥12.1 billion and ¥27.8 billion, respectively, compared with revised ¥12.5 billion and ¥27.8 billion for fiscal 1999 and 2000, respectively. This classification change had no effect on operating income and net income.

A. Operating results

Fiscal 2001 compared with fiscal 2000

Summary

In the first half of fiscal 2001, economic conditions in the United States and Europe were generally favorable while conditions in Japan were sluggish to weak. In the second half of fiscal 2001, the U.S. economy began to weaken and subsequently conditions in Europe and Japan also deteriorated. As for foreign exchange markets, the average value of the yen during fiscal 2001 was substantially unchanged against the U.S. dollar and approximately 15% higher against the euro, when compared to levels of fiscal 2000. Despite such economic conditions, we recorded our highest-ever operating revenue at ¥647.1 billion, up 5.1% from fiscal 2000. Operating income was ¥33.8 billion, a 43.3% increase over the ¥23.6 billion recorded in fiscal 2000, while net income amounted to ¥18.3 billion compared to ¥13.1 billion posted in fiscal 2000, a 39.9% increase.

Impact of foreign exchange fluctuations

The stronger yen against the euro had a negative impact on our operating performance. We estimate that operating revenue and operating income would have been approximately ¥20.4 billion and ¥6.0 billion higher, respectively, if exchange rates had remained unchanged from fiscal 2000. Such estimates are obtained by simply applying the yen’s average exchange rates in fiscal 2000 to foreign currency denominated operating revenue, cost of sales and SGA expenses, and do not include the effect of changes to sales prices implemented to meet the foreign exchange fluctuations.

Net sales and royalty revenue

Net sales amounted to ¥626.5 billion, a 5.1% increase over fiscal 2000. Net sales in Japan rose 11.0% to ¥231.0 billion. Overseas net sales, despite the higher value of the yen against the euro particularly in the first half of fiscal 2001, increased 1.9% to ¥395.6 billion. On a local currency basis, overseas sales increased 7.2% from fiscal 2000.

Electronics segment sales amounted to ¥586.6 billion, up 6.9% from fiscal 2000.

•	Audio/Video group sales of ¥191.1 billion remained substantially unchanged from fiscal 2000. Such sales reflect primarily a worldwide increase in sales of plasma displays, especially for business markets, and DVD players, offset by reduced sales of stereo systems. Plasma display sales grew by more than 70% in terms of both units and revenue. Sales of DVD players by units increased by more than 40% although revenue growth was more moderate because of declining sales prices. In Japan, Audio/Video group sales dropped 10.5% to ¥50.6 billion, mainly due to decreased sales of compact stereo systems, although sales of plasma displays increased greatly in both the consumer and business markets. Overseas sales rose 5.3% to ¥140.6 billion, mainly due to increased sales of DVD players and plasma displays, though sales in Europe were adversely affected by the weakness of the euro.

•	Car Electronics group sales amounted to ¥244.9 billion, substantially the same as in fiscal 2000. Although sales to car manufacturers increased, sales of car audio products to consumer markets decreased. Sales in Japan increased 9.2% to ¥89.9 billion primarily due to increased sales of car audio products to car manufacturers. Sales to the consumer market in Japan slightly decreased although sales of car MD/CD players and car navigation systems increased. Overseas sales decreased 5.2% from fiscal 2000 to ¥155.0 billion. While sales of car audio products to car manufacturers increased, particularly in North America, sales of car audio products to the consumer market decreased. This decrease reflected a sharp decline in Europe due to intensified competition and the influence of the weakened euro. Sales in Asia outside of Japan and in Central America and South America increased from fiscal 2000.

•	Others sales rose 33.5% over fiscal 2000 to ¥150.6 billion. The sales growth of digital cable-TV settop boxes, digital broadcast settop boxes and factory automation systems contributed to the increase, but sales of CD-ROM drives decreased as we withdrew from the CD-ROM drive market and shifted to DVD-ROM drives. In Japan, sales climbed by 38.1% to ¥62.8 billion, reflecting increased sales of factory automation systems, cable-TV settop boxes and DVD-ROM drives. Overseas sales were up 30.3% from fiscal 2000 to ¥87.8 billion. Sales of digital cable-TV settop boxes in North America increased, as did sales of digital broadcast settop boxes in Europe.

AV Software segment sales fell 16.3% from fiscal 2000 to ¥39.9 billion. Sales in Japan increased 16.4% over fiscal 2000 to ¥27.7 billion due to good sales of DVD software such as the hit movie U-571. However, overseas sales declined by 48.8% to ¥12.2 billion. This decline was due to a large decline in sales of animation videocassettes in North America, caused by a lack of big hits such as fiscal 2000’s Pokémon series. A decline in sales of optical disc manufacturing systems in Asia accounted for the decrease, as well.

Royalty revenue from the Patent Licensing segment increased 5.5% to ¥20.5 billion from ¥19.5 billion in fiscal 2000, due mainly to a rise in royalties related to recording equipment such as CD-R/RW drives. A successful negotiation with customers for a lump-sum settlement of past period royalties also contributed to the increase. Without the lump-sum settlement, revenue would have decreased approximately 6% from fiscal 2000 to ¥18.4 billion.

Cost of sales and selling, general and administrative expenses

Cost of sales increased to ¥447.4 billion from fiscal 2000’s ¥428.6 billion. However, as a percentage of operating revenue, cost of sales decreased 0.5 percentage points to 69.1%, despite the adverse effect of the stronger yen, particularly against the euro in the first half of fiscal 2001. The improved gross profit margin resulted partly from successful cost reductions in strategic products such as plasma displays and DVD products. Also, the favorable effects of the measures taken in fiscal 2000 to improve profitability, such as cost reduction realized through reorganization of production activity in the software business, shutting down LD plants in fiscal 2000, contributed to the improved gross profit margin.

SGA expenses increased by 1.3% or ¥2.2 billion over fiscal 2000 to ¥165.9 billion. However, the ratio of SGA expenses to operating revenue decreased 1.0 percentage point to 25.6%. Personnel-related expenses and sales promotion expenses increased, as did royalty expenses relating to DVD technologies. On the other hand, the stronger yen reduced the expenses of overseas subsidiaries in yen terms by approximately ¥4.0 billion. We recorded a ¥1.2 billion impairment loss in certain intangible assets related to the karaoke business, in addition to a ¥1.9 billion impairment loss recorded in fiscal 2000.

R&D expenditures, which are included in cost of sales and SGA expenses, increased 11.5% to ¥37.1 billion, representing 5.7% of operating revenue. The increase primarily reflected increased activity in developing third-generation plasma displays.

Operating income

Operating income was ¥33.8 billion — a 43.3% increase over the ¥23.6 billion recorded in fiscal 2000 — resulting from increased operating revenue and an improved gross profit margin. Operating income for the Electronics segment almost tripled to ¥13.8 billion, reflecting a substantial sales increase and improved gross profit margin mainly for strategic products such as plasma displays and DVD products. The AV Software segment posted ¥0.1 billion in operating income, almost the same as fiscal 2000’s ¥0.2 billion. A large decline in sales of animation videocassettes in North America was offset by increased sales of DVD software in Japan. Furthermore, in fiscal 2001, we did not have the expenses incurred in fiscal 2000 in connection with the closing of an LD plant in Japan. In the Patent Licensing segment, operating income increased 7.1% to ¥19.7 billion, due mainly to an increase in royalty revenue.

Other income (expenses)

Other income, on a net basis, decreased from ¥4.2 billion to ¥0.4 billion. This decrease was primarily due to a ¥12.5 billion gain recorded in fiscal 2000 in connection with the initial public offering of Pioneer’s subsidiary, Tohoku Pioneer Corporation, in March 2000. Gains on the sale of marketable equity securities and other investments also decreased to ¥1.6 billion from fiscal 2000’s ¥4.8 billion. Foreign exchange losses decreased by ¥3.9 billion, from ¥5.1 billion to ¥1.2 billion, reflecting a decrease, when compared to fiscal 2000, in exchange losses resulting from depreciation of the euro. Losses on the sale and impairment of fixed assets also decreased by ¥3.8 billion, from ¥4.7 billion to ¥0.9 billion. The losses in fiscal 2000 included losses recognized on the write-down of the real property for a closed LD plant in Japan, the sale of a laser optical disc manufacturing plant in the U.S. and disposal of facilities resulting from the downsizing of the karaoke business. The balance of interest income, less interest expense (net interest) improved to an income of ¥0.6 billion from an expense of ¥1.6 billion, mainly due to an increase in interest income as a result of an increase in the average balance of cash available for short-term investment.

Income before income taxes

Income before income taxes rose to ¥34.2 billion, a 23.0% increase compared with ¥27.8 billion for fiscal 2000.

Income taxes

Income tax as a percentage of pre-tax income (the effective tax rate) declined from 54.7% in fiscal 2000 to 41.9% in fiscal 2001, almost the same level as the normal statutory tax rate of 42.0% in Japan. This decline was mainly due to increased profits of subsidiaries in the U.S. and Southeast Asian countries, where statutory income tax rates are relatively low. Also, the improved profit-and-loss of certain subsidiaries in Japan and Europe, which had operating loss carryforwards, helped the effective tax rate to decline. Some of the subsidiaries were benefited by the utilization of operating loss carryforwards.

Minority interest in income of subsidiaries

Minority interest in income of subsidiaries for fiscal 2001 primarily consists of the earnings of Tohoku Pioneer Corporation, attributable to its minority shareholders, and amounted to ¥1.4 billion, compared with less than ¥0.1 billion in fiscal 2000.

Equity in earnings (losses) of affiliated companies

Equity in earnings (losses) of affiliated companies registered a loss of ¥0.1 billion, compared with a gain of ¥0.5 billion for fiscal 2000.

Net income

Net income was ¥18.3 billion, a 39.9% increase over fiscal 2000’s ¥13.1 billion. Basic net income per share of common stock was ¥101.76, compared with fiscal 2000’s ¥72.81. Diluted net income per share was ¥101.70, compared with fiscal 2000’s ¥72.80. Return on assets came to 3.0%, compared with 2.2% in fiscal 2000. Return on equity was 5.6%, versus 4.2% in fiscal 2000.

Fiscal 2000 compared with fiscal 1999

Summary

In fiscal 2000, the U.S. economy showed strong growth and the European economies continued to advance. In Asia, excluding Japan, economies continued to recover. In Japan, although clear signs for economic recovery were not seen, there were favorable factors such as increases in capital expenditure, mainly in the area of information technologies. As for foreign exchange markets, the average value of the yen in fiscal 2000 was approximately 15% higher against the U.S. dollar and approximately 25% higher against the euro, when compared to levels of fiscal 1999. Despite such economic conditions, our operating revenue was ¥615.9 billion, a 4.6% increase over fiscal 1999. We recorded operating income of ¥23.6 billion compared to ¥20.1 billion in fiscal 1999 and net income of ¥13.1 billion compared to ¥1.2 billion in fiscal 1999.

Impact of foreign exchange fluctuations

During fiscal 2000, the yen’s appreciation against major foreign currencies had significant effects on our reported revenue and earnings. We estimate that operating revenue and operating income would have been higher by approximately ¥70.8 billion and ¥30.8 billion, respectively, if the yen’s exchange rate had remained unchanged from fiscal 1999. Such estimates are obtained by simply applying the yen’s average exchange rates in fiscal 1999 to foreign currency denominated operating revenue, cost of sales and SGA expenses, and do not include the effect of changes in selling prices to meet the foreign exchange fluctuations.

Net sales and royalty revenue

Net sales amounted to ¥596.4 billion, a 4.8% increase over fiscal 1999. Net sales in Japan rose 6.8% to ¥208.1 billion, and overseas sales increased 3.8% to ¥388.3 billion despite the appreciation of the yen against the U.S. dollar and the euro. On a local currency basis, overseas sales increased 22.0% from fiscal 1999.

Electronics segment sales amounted to ¥548.7 billion, up 2.5% from fiscal 1999.

•	Audio/Video group sales increased 1.6% from fiscal 1999 to ¥190.0 billion. The increase primarily reflects sales growth of plasma displays and DVD players worldwide, which was partly offset by a decline in sales of LD players of ¥6.9 billion or 70.3%. Sales of plasma displays almost tripled on a unit basis and more than doubled in revenue. Sales of DVD players on a unit basis more than doubled although growth in terms of revenue was much more moderate because of declining sales prices. Sales in Japan rose by 14.1% to ¥56.5 billion, mainly from the DVD recorder introduced in December 1999, and growth of plasma displays for home and business markets. Continuing growth of DVD players and compact stereo systems also contributed. Overseas sales declined by 2.9% to ¥133.5 billion, mainly due to the yen’s appreciation and the sales decline of LD players, although sales of DVD players continued to be strong worldwide and sales of plasma displays, primarily for business use, grew in North America and Europe.

•	Car Electronics group sales amounted to ¥245.9 billion, a decrease of 5.8% over fiscal 1999. Overall sales were adversely affected by the 10.0% decline of overseas sales to ¥163.5 billion. This decline was due mainly to the stronger yen, which resulted in decreased sales in yen terms, and sluggish sales in Central America and South America due to difficult economic conditions in these regions. Sales of car CD players, including models with OEL displays, were strong in North America and Europe. In Japan, sales increased 3.9% to ¥82.4 billion. Car MD/CD stereo products, including models with OEL displays, enjoyed strong sales as market demand shifted from cassette car stereo to CD- or MD-equipped models. Car navigation system sales, especially DVD-ROM equipped models, increased in the consumer market.

•	Sales of Others increased 28.9% over fiscal 1999 to ¥112.8 billion, mainly reflecting sales growth of DVD-ROM drives and cable-TV settop boxes, while sales of CD-ROM drives decreased significantly reflecting the shift of our production from CD-ROM drives to DVD-ROM drives. Sales increased in Japan by 6.7% to ¥45.5 billion, reflecting good sales results for DVD-ROM drives, factory automation equipment and cable-TV settop boxes. Overseas sales increased 49.9% to ¥67.3 billion despite the appreciation of the yen. This reflected an increase of DVD-ROM drive sales worldwide, as well as sales growth of digital cable-TV settop boxes in North America. Growth in device business sales, particularly for speaker units, also contributed to the increase of overseas sales.

AV Software segment sales increased 42.9% from fiscal 1999 to ¥47.7 billion. In Japan, sales increased 1.7% to ¥23.8 billion. DVD sales increased as the market shifted from LD to DVD. Overseas sales were ¥23.9 billion, 2.4 times that of fiscal 1999. This was due to successful sales in North America of animation videocassettes, including the hit Pokémon series.

Royalty revenue from the Patent Licensing segment decreased 3.7% to ¥19.5 billion due mainly to the yen’s appreciation. However, on a local currency basis, royalty revenue increased 10.0%, particularly from patents for recording products such as CD-R/RW drives and digital discs.

Cost of sales and selling, general and administrative expenses

Cost of sales increased to ¥428.6 billion from fiscal 1999’s ¥398.9 billion. Cost of sales as a percentage of operating revenue increased 1.9 percentage points to 69.6%. The increase mainly resulted from the yen’s appreciation, which was partly offset by favorable effects of our efforts to cut costs. These efforts included closing of an LD manufacturing plant in Japan, shifting of production capacity for audio products from the U.S. and the U.K. to Southeast Asia and China, and centralizing of the part procurement function in Japan to reduce costs and improve operational efficiency. Company-wide cost reduction efforts also helped minimize the negative impact of the yen’s higher value.

SGA expenses decreased by ¥6.3 billion or 3.7% from fiscal 1999 to ¥163.7 billion. The yen’s appreciation reduced the expenses of overseas subsidiaries in terms of yen by approximately ¥11.8 billion. Also, sales promotion expense decreased, especially in overseas markets. Such decrease was partly offset by an increase in royalty expense mainly relating to DVD products and a ¥1.9 billion impairment loss recognized on certain intangible assets as a result of the decision to downsize our karaoke business. The ratio of SGA expenses to operating revenue decreased 2.3 percentage points to 26.6%.

Expenditures on R&D, which are included in cost of sales and SGA expenses, increased 6.9% to ¥33.3 billion, representing 5.4% of operating revenue.

Operating income

Operating income increased 17.3% to ¥23.6 billion. A large increase in overseas sales on a local currency basis, measures taken to cut costs and increased profit in the Patent Licensing segment were the main factors for the rise. The increase was realized despite negative effects of the stronger yen during fiscal 2000. Operating income for the Electronics segment decreased 44.6% to ¥4.7 billion, reflecting mainly negative effects of the stronger yen and expenses of reorganizing the audio and karaoke businesses. AV Software segment posted an operating income of ¥0.2 billion compared with an operating loss of ¥5.4 billion in fiscal 1999. This turnaround was attributable to a large sales increase and cost reductions realized as a result of closing an LD manufacturing plant in Japan in the first half of fiscal 2000. For the Patent Licensing segment, operating income increased 11.1% to ¥18.4 billion. The increase resulted from a reduction of expenses related to licensing activities, although revenue in terms of yen decreased due to the stronger yen.

Other income (expenses)

Other income, on a net basis, increased from an expense of ¥7.6 billion to an income of ¥4.2 billion. This was primarily due to a ¥12.5 billion gain recorded in connection with the initial public offering of Pioneer’s subsidiary, Tohoku Pioneer Corporation, in March 2000. For a detailed discussion of the initial public offering, see Note 18 to our Consolidated Financial Statements included in this annual report. At this moment, we have no plans for other initial public offerings by subsidiaries. Other income also included a ¥4.8 billion gain on sale of marketable equity securities and other investments, while such gain in fiscal 1999 was ¥1.0 billion. Foreign exchange losses were ¥5.1 billion compared to ¥0.3 billion gains in fiscal 1999. The difference was mainly due to exchange loss incurred by a European subsidiary, reflecting the depreciation of the euro against the yen and the U.S. dollar. Other income also reflected a ¥4.7 billion loss on sale and impairment of fixed assets, which were recognized in connection with closing of an LD plant in Japan, sale of an optical disc manufacturing plant in the U.S. and disposal of facilities resulting from the downsizing of the karaoke business. The net interest (interest income, less interest expense) was an expense of ¥1.6 billion, substantially unchanged from fiscal 1999’s expense of ¥1.5 billion.

Income before income taxes

Income before income taxes rose to ¥27.8 billion from fiscal 1999’s ¥12.5 billion.

Income taxes

Income taxes as a percentage of pre-tax income (the effective tax rate) was 54.7% in fiscal 2000, compared with the normal statutory tax rate of 42.0% in Japan. While a gain recognized in connection with the public offering of Tohoku Pioneer Corporation’s new stock had an effect of reducing the effective tax rate, among other things, losses incurred by certain subsidiaries, mainly in Europe, resulted in a higher effective tax rate. The effective tax rate for fiscal 2000 decreased substantially from fiscal 1999’s 94.3%. The decrease was primarily due to a ¥4.3 billion additional deferred income tax expense incurred in fiscal 1999 as a result of the recalculation of year-end net deferred tax assets reflecting a reduction of the Japanese corporate income tax rate which came into effect on April 1, 1999. In addition, the gain recognized on the sale and issuance of Tohoku Pioneer Corporation’s stock in fiscal 2000 contributed to the decrease of our effective tax rate.

Minority interest in income of subsidiaries

Minority interest in income of subsidiaries was less than ¥0.1 billion, compared with ¥0.4 billion in fiscal 1999.

Equity in earnings (losses) of affiliated companies

Equity in earnings of affiliated companies was comparable with fiscal 1999 at ¥0.5 billion.

Net income

Net income was ¥13.1 billion, compared with ¥1.2 billion posted in fiscal 1999. Basic net income per share of common stock was ¥72.81, compared with ¥6.45 for fiscal 1999. Diluted net income per share was ¥72.80, compared with ¥6.45 for fiscal 1999. Return on assets for fiscal 2000 was 2.2%, compared with 0.2% in fiscal 1999. Return on equity was 4.2%, compared with 0.4% in fiscal 1999.

Segment Information

The following segment information is prepared pursuant to the regulations under the Securities and Exchange Law of Japan and is not in accordance with U.S. GAAP.

Business Segments

	(In millions of yen)

	Year ended March 31, 2001

				Corporate and
	Electronics	AV software	Patent Licensing	Eliminations	Consolidated

Operating revenue:

Unaffiliated customers	¥586,629	¥39,910	¥20,530	—	¥647,069

Inter-segment	723	4,776	1,883	¥(7,382)	—

Total	¥587,352	¥44,686	¥22,413	¥(7,382)	¥647,069

Operating income	¥13,831	¥125	¥19,734	¥129	¥33,819

Identifiable assets	¥444,742	¥36,175	¥5,926	¥118,313	¥605,156

Depreciation and amortization	¥28,867	¥3,002	¥536	—	¥32,405

Capital expenditures (additions to fixed assets)	¥37,720	¥5,125	¥26	—	¥42,871

	(In millions of yen)

	Year ended March 31, 2000

				Corporate and
	Electronics	AV software	Patent Licensing	Eliminations	Consolidated

Operating revenue:

Unaffiliated customers	¥548,737	¥47,674	¥19,460	—	¥615,871

Inter-segment	926	6,860	1,901	¥(9,687)	—

Total	¥549,663	¥54,534	¥21,361	¥(9,687)	¥615,871

Operating income	¥4,731	¥196	¥18,426	¥240	¥23,593

Identifiable assets	¥412,871	¥36,561	¥5,256	¥146,449	¥601,137

Depreciation and amortization	¥29,428	¥2,419	¥1,005	—	¥32,852

Capital expenditures (additions to fixed assets)	¥29,642	¥1,127	¥741	—	¥31,510

Note:	“Electronics” includes the manufacture and sale of AV equipment for consumer and commercial use, such as hi-fi stereo component systems, DVD players, LD players, plasma displays and car audio products.

“AV Software” includes the production, manufacture and sale of DVDs, LDs, CDs and other AV media.

“Patent Licensing” includes the licensing of patents related to laser optical disc technology.

Geographic Segments

	(In millions of yen)

	Year ended March 31, 2001

					Corporate and
	Japan	North America	Europe	Other Regions	Eliminations	Consolidated

Operating revenue:

Unaffiliated customers	¥242,900	¥210,886	¥125,806	¥67,477	—	¥647,069

Inter-area	257,733	5,726	129	130,425	¥(394,013)	—

Total	¥500,633	¥216,612	¥125,935	¥197,902	¥(394,013)	¥647,069

Operating income (loss)	¥6,551	¥20,285	¥(1,626)	¥5,644	¥2,965	¥33,819

Identifiable assets	¥271,232	¥118,005	¥61,487	¥71,808	¥82,624	¥605,156

Depreciation and amortization	¥22,603	¥2,716	¥2,403	¥4,683	—	¥32,405

Capital expenditures (additions to fixed assets)	¥29,628	¥3,345	¥1,481	¥8,417	—	¥42,871

	(In millions of yen)

	Year ended March 31, 2000

					Corporate and
	Japan	North America	Europe	Other Regions	Eliminations	Consolidated

Operating revenue:

Unaffiliated customers	¥227,064	¥197,274	¥135,599	¥55,934	—	¥615,871

Inter-area	232,035	6,758	681	89,136	¥(328,610)	—

Total	¥459,099	¥204,032	¥136,280	¥145,070	¥(328,610)	¥615,871

Operating income (loss)	¥(6,320)	¥18,662	¥1,044	¥4,948	¥5,259	¥23,593

Identifiable assets	¥272,996	¥96,241	¥59,704	¥52,996	¥119,200	¥601,137

Depreciation and amortization	¥22,654	¥3,442	¥2,601	¥4,155	—	¥32,852

Capital expenditures (additions to fixed assets)	¥20,219	¥2,839	¥2,076	¥6,376	—	¥31,510

Note:	Operating revenue reported in geographic segment information above represents revenue of the parent company and subsidiaries in Japan, and each subsidiary in North America, Europe, and Other Regions.

B. Liquidity and capital resources

Cash Flows

Fiscal 2001 compared with fiscal 2000

Net cash provided by operating activities was ¥51.2 billion, a ¥5.9 billion increase compared to fiscal 2000. The increase was principally due to our overall improved profitability. Net income increased despite the absence of a ¥12.5 billion gain on sale and issuance of subsidiary stock realized in fiscal 2000. Increases in notes and accounts receivable were largely offset by a decrease in inventories in fiscal 2001. Increase in notes and accounts receivable reflected strong sales in the last few months of fiscal 2001 in comparison with the equivalent period of fiscal 2000. The decrease in inventories was the result of our efforts to control and reduce inventories.

Net cash used in investing activities was ¥41.6 billion in fiscal 2001, compared to ¥12.0 billion in cash generated in fiscal 2000. A substantial part of the difference was the receipt in fiscal 2000 of ¥28.8 billion in proceeds from the sale and issuance of subsidiary stock. Also, payment for purchase of fixed assets increased, reflecting investment in plasma display production facilities and expansion of production capacity in China. In addition, payment for investment securities was ¥5.8 billion, compared with ¥0.5 billion for fiscal 2000, and primarily consists of investment of ¥4.5 billion in a joint venture company for manufacturing and marketing thin-film transistor substrates in active-matrix OEL displays. The result was also affected due to a decrease of ¥4.4 billion in proceeds from the sale of available-for-sale securities.

Net cash used in financing activities was ¥46.6 billion in fiscal 2001, compared with ¥4.1 billion cash used in fiscal 2000. Financing activities for fiscal 2001 included redemption of ¥30.0 billion in unsecured bonds at maturity and reduction of other short-term and long-term borrowings.

As a result, cash and cash equivalents decreased by ¥30.7 billion to ¥121.1 billion at the end of fiscal 2001 from ¥151.8 billion at the end of fiscal 2000, although the weaker yen increased cash and cash equivalents of overseas subsidiaries in terms of yen by ¥6.2 billion.

Fiscal 2000 compared with fiscal 1999

Cash flows overall improved compared with fiscal 1999. An increase in net income and proceeds from sale of a subsidiary’s stock were the main causes. Also, reduced purchase of fixed assets, successful reduction of inventories and partial sale of investment in securities, reflecting our drive to downsize assets, contributed to the improvement.

Net cash provided by operating activities amounted to ¥45.4 billion in fiscal 2000, compared to ¥37.9 billion cash provided in fiscal 1999. An increase in net income, a decrease in inventories and an increase in accounts payable contributed to the improvement, although accounts receivable increased, reflecting strong sales in the last few months of fiscal 2000.

Net cash provided by investing activities was ¥12.0 billion in fiscal 2000, compared to ¥38.2 billion in cash used in investing activities in fiscal 1999. This change mainly reflected ¥28.8 billion in proceeds from sale and issuance of a subsidiary’s stock in fiscal 2000. Also, payment for purchase of fixed assets decreased by ¥7.6 billion from the previous year’s investments, which included purchase of facilities for OEL displays and expanded production of DVD products. In addition, increase in proceeds from sale of assets helped cash flows to improve in fiscal 2000. Assets sold in fiscal 2000 included marketable equity securities, other investment securities and laser optical disc production facilities in the U.S.

Net cash used in financing activities was ¥4.1 billion, compared to ¥13.1 billion cash provided by financing activities in fiscal 1999. In fiscal 2000, ¥4.1 billion was used mainly for repayment of long-term debt, while in fiscal 1999, ¥25.0 billion was raised through the issuance of unsecured bonds in Japan, though a part of the proceeds was used in reducing short-term borrowings and repaying long-term debt.

As a result, cash and cash equivalents increased by ¥49.7 billion to ¥151.8 billion at the end of fiscal 2000 from ¥102.1 billion at the end of fiscal 1999, despite a ¥3.5 billion negative effect of the stronger yen on cash equivalents of overseas.

Capital requirements

Our requirements for operating capital primarily are for the purchase of raw materials and parts for use in the manufacture of our products. Also, operating expenses, including manufacturing expenses and SGA expenses, require a substantial amount of operating capital. Payroll and payroll-benefits related expenses, and marketing expenses such as advertising and sales promotion account for a material portion of operating expenses. Our expenditure for R&D is recorded as a part of various operating expenses, and payroll for R&D related personnel accounts for a material portion of R&D expenses.

Purchase commitments outstanding as of March 31, 2001 for property, plant and equipment and advertising were ¥2.5 billion. This included a part of our ¥51 billion capital expenditure plan in fiscal 2002 primarily for production facilities and production molds. The fiscal 2002 plan includes investments to complete expansion of plasma display production facilities and to complete two new plants in China. Also included in the purchase commitments was a part of our fiscal 2002 advertisement spending plan of ¥15 billion, which increased from ¥10 billion spent in fiscal 2001 in order to support the growth of our new DVD and plasma display products.

Financial Management

At present, funds required for operating capital and capital expenditure are financed through internally generated cash or debt financing. Short-term debt financing, with maturity of one year or less, is utilized primarily to fund operating capital requirements. Therefore, in principle, such short-term borrowing is arranged locally in the currency in which each consolidated company carries out its operations. As of March 31, 2001, short-term borrowings of ¥37.6 billion comprised bank loans in 15 different currencies, principally yen, euro, Singapore dollars and U.S. dollars. On the other hand, long-term borrowing to finance long-term funding requirements such as investment in production facilities is generally arranged in Japan on a fixed interest rate basis. As of March 31, 2001, substantially all of the long-term debt of ¥46.3 billion, including the portion due within one year, were fixed rate yen borrowings and were comprised of ¥19.9 billion loans principally from banks, ¥15.0 billion unsecured bonds due 2005, ¥10.0 billion unsecured bonds due 2008, and capital lease obligations and other loans arranged locally.

We believe that our sound financial position and ability to generate positive operating cash flows, together with an unused credit line of ¥203.1 billion, provide sufficient resources to fund future requirements for operating capital and for capital expenditures related to the expansion of production capacity for strategic products and other projects.

C. Research and development, patents and licenses, etc.

Our R&D activities have played a crucial role in the development of our business. Our R&D program currently centers on optical recording/playback, flat-panel displays, digital signal processing, information/communications, and core LSIs. In fiscal 1999, 2000 and 2001, our R&D expenses were ¥31,131 million, ¥33,265 million and ¥37,105 million, respectively, or 5.3%, 5.4% and 5.7%, respectively, of our operating revenue. We plan to continue to spend more than 5% of operating revenue on R&D each year.

As at March 31, 2001, approximately 3,200 employees were engaged worldwide in R&D and product and production technique improvement.

D. Trend information

The following is a description of the most significant recent trends in each of our business segments.

Electronics business segment

(i) Audio/Video group

Global demand for audio/video products has struggled recently, which we believe has resulted in downward price pressure and stagnant sales. This, in turn, has negatively impacted our production levels and our inventory. We have responded and will continue to respond to such downward pressure in sales and production through the introduction of new value-added products and models in the Audio/Video group, including home theater systems, DVD-related products and plasma displays.

DVD products. As a result of the dramatic expansion of the market for DVD players, they have become commodity products and suffer from significant price competition. DVD products was one of our fastest growing product areas during the past several fiscal years, and we believe we are well-positioned to face the competition, because of our accumulated expertise through LD development, our expected reduction of costs as a result of shifting production to China and introduction of new innovative products. There are, however, a number of competing digital recording disc formats: the DVD-RW format commercialized by us, Sony, Sharp and others, the DVD-RAM format commercialized by Matsushita, Hitachi and Toshiba, and the DVD+RW format commercialized by Philips. We believe that the DVD-RW format we endorse has an advantageous position because, among other features, (a) discs recorded by DVD recorders on DVD-RW format are compatible with a number of DVD players and DVD-ROM drives while the DVD-RAM discs are not, and (b) the DVD-RW and the DVD-RAM formats are approved by the DVD Forum that is responsible for the standardization of various DVD formats.

Plasma displays. The large-screen display market for plasma displays has been expanding in recent years, and several manufacturers have started mass production of plasma displays that compete with ours. Most plasma display manufacturers have only been focusing on 40-inch panels and larger because the 30-inch would compete directly with cathode ray tube (CRT) TVs. In order to retain our competitive position, we introduced in August 2001 new plasma displays for business use in Japan, which consume less electricity, and provide higher contrast. We are also increasing production and manufacturing of the 43-inch panels, as well as the 50-inch panels, with a view to maintaining our position in the plasma display business over the longer term.

(ii) Car Electronics group

Global new car sales appear to be on the decline, which will likely have an adverse effect on the sale of car electronics products. The worsening business climate in North America and severe competition in the car electronics business in Japan has led to strong downward pressure on prices. Furthermore, the weak euro may continue to hurt the competitiveness of Japanese manufacturers. However, the popularity of car navigation products, which we believe is a strong area of ours, continues to increase. In June 2001 we introduced in Japan a new car navigation system incorporating a hard disk drive (HDD), which has substantially faster access times than those of the existing DVD-ROM drive model. The new model is receiving favorable acceptance from our customers for its attractive and convenient features.

There is also a trend in the car electronics industry of increased OEM sales to car manufacturers. Pioneer intends to increase its efforts to market itself towards such car manufacturers and strengthen its foothold in OEM sales, as well.

(iii) Others group

DVD-R/RW drives. In the computer industry, severe pricing pressure, strong demand for higher-performance products and short product life are characteristic, and it is getting more difficult for suppliers of such products as CD-ROM drives and DVD-ROM drives to remain profitable. To counter these trends, we are focusing on high-value added products such as DVD-R/RW drives, both for PC makers and for the consumer market. The DVD-R/RW drives can record both on a write-once blank DVD-R disc and a rewritable blank DVD-RW disc up to seven times as much data as that of a CD-R or CD-RW disc.

Settop boxes. The cable-TV industry, to which we began supplying settop boxes in the late 1970s, is transforming to the use of digital systems which provide advanced features such as multi-channel capacity and interactive services. With respect to this trend, we put emphasis on developing and marketing digital models. In fiscal 2000 we started shipping digital cable-TV settop boxes in the U.S.
A similar trend toward digitalization can be seen in terrestrial broadcasting and direct-broadcast satellites (DBS). Accordingly, we have been providing digital DBS settop boxes in Europe since fiscal 1998, and in fiscal 2001 we started distributing digital DBS settop boxes in Japan and digital terrestrial broadcast settop boxes in the United Kingdom.

OEL displays. There are two major trends in this market. The first trend is the development of products for full-color display, which encompasses: (i) the development of organic materials with long life and high luminance efficiency, (ii) the development of production processes to achieve high yield, and (iii) the stability of supply of low-temperature poly-silicon TFT substrates. Second is the formation of alliances, which is likely to substantially accelerate expansion in the OEL display business. A string of new entrants, including major electronics companies, has announced technological developments since 1999. To meet the competition, we also have created an alliance with Semiconductor Energy Laboratory Co., Ltd. and Sharp Corporation for the development of continuous grain (CG) silicon TFT for active-matrix full-color OEL displays. Continuous grain (CG) silicon TFT would represent a significant advance over low-temperature poly-silicon TFT substrates currently in use. We expect to commercialize, through a joint venture established with alliance partners, full-color OEL displays using continuous grain (CG) silicon TFT in the fall of 2002.

AV software business segment

The AV software industry is very volatile and dependent upon the presence or absence of hit movie and music titles. Accordingly, its success in any year is very difficult to predict.

Patent licensing segment

We are in a patent business environment where every company follows a policy of emphasizing patent rights, and patent lawsuits are increasing noticeably. The value of patents is increasingly recognized, and there is intensive patent utilization through the transfer or licensing of patent rights. While poor economic conditions favor purchasers of patent rights, purchase prices generally are increasing because of the growing importance of such intellectual property.

We expect that our royalty revenue from the licensing of worldwide patents relating to laser optical disc technologies will decline substantially, as our patent rights expire starting in fiscal 2003. We intend to attempt to reduce the decline in royalty revenue through the acquisition and licensing of third party patent rights and increased enforcement of our existing patents, while we continue to research and develop new technologies that could provide us with future royalties from licensing. We do not, however, expect that the revenue, if any, from such new patents will be sufficient to offset the decrease in royalty revenue resulting from the expiration of our existing patents. See “Item 4.B. Business overview–Nature of operations–Patent Licensing” for more information on our patent Licensing business.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

Pioneer’s Directors, Executive Officers and Corporate Auditors as of September 1, 2001, and their pertinent information, such as position and business experience, are as follows:

Name	Current Position
(Date of birth)	(Month of expiration)	Prior Position

Kanya Matsumoto	Chairman and Representative Director of	June 1996:

(June 12, 1930)	Pioneer (June 2002)	Vice Chairman and Representative Director of Pioneer

Kaneo Ito	President and Representative Director of	June 1991:

(Apr. 30, 1936)	Pioneer (June 2002)	Senior Managing Director and Representative Director, and General Manager of International Business Group; in charge of overseas operations and Public Relations Division of Pioneer

Yoshimichi Inada	Executive Vice President and	June 2000:

(Sept. 8, 1936)	Representative Director of Pioneer; in charge of technologies, production and quality control in general; in charge of Components Business Division, Procurement Center and Strategic IT Division of Pioneer
	(June 2003)	Executive Vice President and Representative Director; General Manager of Procurement Center; in charge of Components Business Division; in charge of technologies, production, OEM business, and export management in general of Pioneer

Katsuhiro Abe	Senior Managing Director and	June 2000:

(Nov. 16, 1936)	Representative Director of Pioneer; in charge of administration in general; in charge of export management in general and General Manager of Corporate Planning Division of Pioneer (June 2003)	Senior Managing Director and Representative Director; in charge of administration in general of Pioneer

Name	Current Position
(Date of birth)	(Month of expiration)	Prior Position

Takashi Kobayashi	Managing Director of Pioneer; in charge	June 1998:

(Sept. 27, 1940)	of Corporate Communications Division, Customer Satisfaction Planning and Coordination Division, Intellectual Property Division, Division of Environmental Preservation, and Business Development Division of Pioneer
(June 2003)	Managing Director and General Manager of Subsidiaries Management and Coordination Division; in charge of Investor Relations Division, Public Relations Division and Customer Satisfaction Planning and Coordination Division, and of software business of Pioneer

Shoichi Yamada	Managing Director of Pioneer and	Nov. 1995:

(Nov. 22, 1941)	President of Pioneer’s Mobile Entertainment Company (June 2003)	Director and General Manager of International Business Group of Pioneer

Akira Niijima	Managing Director of Pioneer and	June 2000:

(Mar. 9, 1944)	President of Pioneer’s Home Entertainment Company (June 2003)	Managing Director and General Manager of Corporate Planning Division; in charge of Personnel Division of Pioneer

Hiroshi Aiba	Director of Pioneer and General Manager	Apr. 2000:

(Sept. 15, 1940)	of External Relations Division of Pioneer (June 2003)	Director and General Manager of Business Systems Division of Pioneer

Tadahiro Yamaguchi	Director of Pioneer and Executive Vice	June 1997:

(Mar. 24, 1946)	President of Pioneer’s Home Entertainment Company (in charge of technologies) (June 2003)	Director and General Manager of Home Electronics Business Group of Pioneer

Shinji Yasuda	Director of Pioneer and Managing Director	July 2000:

(June 10, 1945)	of Pioneer China Holding Co., Ltd. (June 2003)	Director; in charge of China Project of Pioneer

Toshihisa Koga	Director of Pioneer and Executive Vice	Apr. 1997:

(Apr. 29, 1940)	President of Pioneer’s Mobile Entertainment Company (June 2002)	President of Pioneer Automotive Electronics Sales, Inc.

Name	Current Position
(Date of birth)	(Month of expiration)	Prior Position

Satoshi Matsumoto	Director of Pioneer and General Manager	Nov. 1995:

(Apr. 15, 1954)	of Division of Environmental Preservation of Pioneer (June 2002)	President and Representative Director of Pioneer Music Works, Inc.

Kazunori Yamamoto	Senior Executive Officer of Pioneer and	June 1999:

(Oct. 21, 1942)	President of Pioneer North America, Inc. and President of Pioneer Electronics (USA) Inc. (June 2003)	Executive Officer of Pioneer and President of Pioneer North America, Inc.

Shungo Minato	Senior Executive Officer of Pioneer and	June 1999:

(Apr. 11, 1943)	Managing Director of Pioneer Europe NV (June 2003)	Executive Officer of Pioneer and Chairman and Managing Director of Pioneer Europe NV

Koichi Shimizu	Senior Executive Officer of Pioneer and	June 1999:

(Feb. 3, 1944)	Managing Director of Pioneer Electronics Asiacentre Pte. Ltd. (June 2003)	Executive Officer of Pioneer and Vice President of Pioneer’s Mobile Entertainment Company (in charge of technologies and production)

Masaru Saotome	Senior Executive Officer of Pioneer and	June 1999:

(Aug. 20, 1944)	Executive Vice President of Pioneer’s Home Entertainment Company (in charge of sales and marketing) (June 2003)	Executive Officer of Pioneer and Executive Vice President of Pioneer’s Home Entertainment Company (in charge of sales and marketing)

Haruhiko Tanaka	Executive Officer of Pioneer and	Mar. 2000:

(Mar. 27, 1947)	Executive Vice President of Pioneer’s Home Entertainment Company (in charge of production and quality control) (June 2003)	Executive Vice President of Pioneer’s Home Entertainment Company (in charge of production and quality control)

Tamihiko Sudo	Executive Officer of Pioneer and	Mar. 2000:

(Apr. 28, 1947)	Executive Vice President of Pioneer’s Mobile Entertainment Company (June 2003)	Executive Vice President of Pioneer’s Mobile Entertainment Company

Name	Current Position
(Date of birth)	(Month of expiration)	Prior Position

Hajime Ishizuka	Executive Officer of Pioneer and General	June 2000:

(May 3, 1947)	Manager of Components Division; in charge of International Business Division of Pioneer (June 2003)	Executive Officer and General Manager of International Division of Pioneer

Seiichiro Kurihara	Executive Officer of Pioneer and General	June 1998:

(Mar. 15, 1943)	Manager of Intellectual Property Division of Pioneer	General Manager of Intellectual Property Division of Pioneer

(June 2003)

Koki Aizawa	Executive Officer of Pioneer and Deputy	Jan. 2001:

(Dec. 19, 1944)	General Manager of Research and Development Division of Pioneer	Deputy General Manager of Research and Development Division of Pioneer

(June 2003)

Toshihiko Norizuki	Executive Officer of Pioneer and General	June 2001:

(May 23, 1945)	Manager of Business Systems Division and Plant Manager of Ohmori Plant of Pioneer (June 2003)	General Manager of Business Systems Division and Plant Manager of Ohmori Plant of Pioneer

Buntarou Nishikawa	Executive Officer of Pioneer and General	July 1997:

(Mar. 24, 1946)	Manager of Domestic Sales Division, Pioneer’s Mobile Entertainment Company (June 2003)	General Manager of Domestic Sales Division, Pioneer’s Mobile Entertainment Company

Osamu Takada	Executive Officer of Pioneer and General	Sept. 1999:

(July 27, 1948)	Manager of Personnel Division of Pioneer (June 2003)	General Manager of Personnel Division of Pioneer

Masao Kawabata	Executive Officer of Pioneer and General	Apr. 2000:

(Aug. 10, 1948)	Manager of Corporate Communications Division of Pioneer	General Manager of Corporate Communications Division of Pioneer

(June 2003)

Sumitaka Matsumura	Executive Officer of Pioneer and Deputy	Jan. 2001:

(Oct. 10, 1948)	General Manager of Research and Development Division of Pioneer	Deputy General Manager of Research and Development Division of Pioneer

(June 2003)

Name	Current Position
(Date of birth)	(Month of expiration)	Prior Position

Yoshio Taniyama	Executive Officer of Pioneer and General	Sept. 1999:

(Nov. 19, 1948)	Manager of Finance Division of Pioneer (June 2003)	General Manager of Finance Division of Pioneer

Hideki Okayasu	Executive Officer of Pioneer and General	July 2000:

(May 12, 1950)	Manager of Accounting Division of Pioneer (June 2003)	General Manager of Accounting Division of Pioneer

Makoto Koshiba	Corporate Auditor (full time) of Pioneer	Sept. 1999:

(Nov. 21, 1943)	(June 2003)	Director and General Manager of Accounting Division; in charge of Finance Division of Pioneer

Makito Baba	Corporate Auditor of Pioneer	June 1997:

(Oct. 9, 1934)	(June 2003)	Corporate Auditor (full time) of Pioneer

Masanori Iijima	Corporate Auditor of Pioneer	Apr. 1955 to present:

(Nov. 27, 1928)	(June 2003)	Attorney-at-Law

Terumichi Tsuchida	Corporate Auditor of Pioneer	July 1998 to present:

(Aug. 22, 1921)	(June 2004)	Advisor of Meiji Life Insurance Company

All of the above persons, with the exception of Messrs. Masanori Iijima and Terumichi Tsuchida, devote themselves full time to our business.

There is no arrangement or understanding between any Director, Executive Officer or Corporate Auditor and any other person pursuant to which he or she was elected as Director, Executive Officer or Corporate Auditor.

Mr. Kanya Matsumoto is the uncle of Mr. Satoshi Matsumoto. Mr. Kaneo Ito is married to a first cousin of Mr. Kanya Matsumoto.

B. Compensation

The aggregate amount of compensation (including bonuses and stock-based compensation) paid by Pioneer to all Directors, Executive Officers and Corporate Auditors of Pioneer as a group for fiscal 2001 totaled ¥811 million. Also, as part of Pioneer’s incentive compensation arrangements for Directors and Executive Officers, Pioneer has issued in Japan bonds with detachable warrants. Upon the issuance of detachable warrant bonds by Pioneer, it distributed the warrants at fair market value to both Directors and Executive Officers of Pioneer, and certain other executive employees as a part of their remuneration. See “Item 6.E. Share ownership” for further information.

The aggregate amount set aside as lump-sum severance indemnities by Pioneer during fiscal 2001 for Directors, Executive Officers and Corporate Auditors of Pioneer totaled ¥100 million. The aggregate amount is calculated by the formula as defined in the regulations of Pioneer concerning the retirement allowance. Provision is made for lump-sum severance payments for Directors and Corporate Auditors of Pioneer on a basis considered adequate for such future payments as may be approved by the shareholders. (See Note 7 in “Notes to Consolidated Financial Statements.”)

C. Board practices

Pioneer’s Articles of Incorporation provide for a Board of Directors of three or more members and for three or more Corporate Auditors. All Directors and Corporate Auditors are elected at general meetings of shareholders. In general, the term of office of Directors expires at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within two years after their assumption of office, and in the case of Corporate Auditors, within three years after their assumption of office; however, Directors and Corporate Auditors may serve any number of consecutive terms. With respect to each expiration of the term of office of Directors and Corporate Auditors, see “Item 6.A. Directors and senior management.”

The Directors constitute the Board of Directors, which has the ultimate responsibility for administration of our affairs. The Board of Directors may elect from among its members a Chairman and Director, a Vice Chairman and Director, a President and Director, one or more Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors. From among the Directors referred to above, the Board of Directors elects one or more Representative Directors. Each of the Representative Directors has the authority individually to represent Pioneer in the conduct of its affairs.

Pioneer introduced a Corporate Executive Officer system in June 1999 to improve management efficiency and speed up decision-making. Executive Officers are basically elected at the meeting of the Board of Directors held immediately after the ordinary general meeting of shareholders. In general, the term of office of Executive Officers expires at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within two years after their assumption of office. With respect to each expiration of the term of office of Executive Officers, see “Item 6.A. Directors and senior management.” The Board of Directors may elect from among Executive Officers one or more Senior Executive Officers. Each of the Executive Officers has the authority individually to operate businesses of which he or she is in charge under the control of the Board of Directors and Representative Directors.

The Corporate Auditors of Pioneer are not required to be and are not certified public accountants. However, at least one of the Corporate Auditors is required to be a person who has not been a Director, general manager or employee of Pioneer or any of its subsidiaries during the five-year period prior to his or her election as a Corporate Auditor. The Corporate Auditors may not at the same time be Directors, Executive Officers, general managers or employees of Pioneer or any of its subsidiaries.

Each Corporate Auditor has the statutory duty to supervise the administration by the Directors of Pioneer’s affairs and also to examine the financial statements and business reports to be submitted by the Board of Directors at the general meeting of shareholders. They are entitled to attend meetings of the Board of Directors but are not entitled to vote. In addition to Corporate Auditors, independent certified public accountants or an audit corporation must be appointed by general meetings of shareholders. Such independent certified public accountants or audit corporation have, as their primary statutory duties, the duties to examine the financial statements proposed to be submitted by the Board of Directors at general meetings of shareholders and to report their opinion thereon to the Corporate Auditors and the Directors.

The Corporate Auditors constitute the Board of Corporate Auditors. The Board of Corporate Auditors has a statutory duty to prepare and submit its audit report to the Board of Directors each year. A Corporate Auditor may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. The Board of Corporate Auditors is empowered to establish audit principles, method of examination by Corporate Auditors of Pioneer’s affairs, and financial position and other matters concerning the performance of the Corporate Auditors’ duties.

There are no contractual arrangements providing for benefits to Directors upon termination of service. Also see “Item 10.B. Memorandum and articles of association–Directors.”

D. Employees

The following table sets forth the number of our employees at the end of the period indicated.

	Year ended March 31

	1999	2000	2001

Number of employees	23,647	27,414	28,871

Pioneer and six of its subsidiaries in Japan have their respective labor unions for the employees of each company. Each such labor union is affiliated with the Japanese Electrical Electronic & Information Union. All employees except management, supervisory and certain other employees must become union members. We have not been materially affected by any work stoppages or difficulties in connection with labor negotiations or disputes and consider our labor relations to be good.

E. Share ownership

The total number of shares of Pioneer’s common stock owned by our Directors, Executive Officers and Corporate Auditors as a group as of March 31, 2001 is as follows:

Title of class	Identity of person or group	Number of shares owned	Percent of class

Common Stock	Directors, Executive	2,742,789 shares*	1.52%

	Officers and Corporate

	Auditors as a group

*	Except for Mr. Kanya Matsumoto, Chairman of Pioneer, who owns 2,616,359 shares of common stock, which constitutes 1.45% of all outstanding shares as of March 31, 2001, none of Pioneer’s Directors, Executive Officers and Corporate Auditors is the owner of more than one percent of Pioneer’s common stock.

Pioneer has granted the following warrants to subscribe for shares of common stock to its Directors, Executive Officers and certain executive employees, and certain directors/officers of certain of its subsidiaries as part of their compensation.

	Total number of
	shares covered by		Current exercise	Number of shares
	warrants		price	issued
Fiscal year granted	(in thousands)	Exercise period	per share	(in thousands)

1999	269	From July 1, 1999 to June 8, 2001	¥2,783	269

2000	320	From July 3, 2000 to September 12, 2002	¥2,188	222

2001	191	From July 2, 2001 to September 11, 2003	¥4,674	—

2001	93	From July 2, 2001 to September 25, 2003	¥4,839	—

2002	413	From July 1, 2002 to August 26, 2004	¥3,266	—

Pioneer has also granted the following subscription rights to subscribe for shares of common stock to certain of its employees:

	Total number of
	shares covered by		Current exercise	Number of shares
	option		price	issued
Fiscal year granted	(in thousands)	Exercise period	per share	(in thousands)

2001	191	From July 1, 2002 to June 30, 2005	¥4,400	—

2002	191	From July 1, 2003 to June 30, 2006	¥3,791	—

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

Major shareholders that owned 5% or more of Pioneer’s voting securities as of March 31, 2001 on the register of shareholders were as follows:

		Number of shares	Percentage of
Title of class	Name	(in thousand)	outstanding shares

Common Stock	Japan Trustee Services Bank, Ltd. (Trust Account)	15,142	8.41%

Japan Trustee Services Bank, Ltd. is a securities processing services company. We understand that this shareholder is not the beneficial owner of our voting securities, but we do not have available further information concerning such beneficial ownership.

To our knowledge, there are no major shareholders that were beneficial owners of 5% or more of Pioneer’s voting securities during the past three years.

All shareholders of Pioneer have the same voting rights, subject to the limitation on exercise as set forth in “Item 10.B. Memorandum and articles of association–Common stock–Voting rights.”

As of March 31, 2001, there were 179,894,370 shares of common stock outstanding, of which 1,733,430 shares were held in the form of ADRs (0.96%) and 14,609,959 shares (8.12%) were held of record in the form of common stock by residents in the United States (based solely on their addresses). The number of registered ADR holders of record (including DTC) was 86, and the number of registered holders of record in the United States (based solely on their addresses) of shares of common stock, including those who held shares through a Japanese securities clearing system, was 98.

To our knowledge, Pioneer is not directly or indirectly owned or controlled by any other corporation or by the Japanese or any foreign government.

To our knowledge, there is no arrangement, the operation of which may at a subsequent date result in a change in control of Pioneer.

B. Related party transactions

         None

C. Interests of experts and counsel

         Not applicable

Item 8. Financial Information

A. Consolidated statements and other financial information

Consolidated financial statements

See the Consolidated Financial Statements and Schedules beginning on page F-1.

Legal proceedings

In common with other industrial companies conducting a global business, we are party to various lawsuits and administrative proceedings in the ordinary course of our business. Based on the advice of counsel in the respective matters, except as described below, we do not expect such lawsuits or administrative proceedings, individually or in the aggregate, to have a material effect on our financial condition and business results.

In fiscal 2001, we received a notice of proposed assessment from the German tax authorities for approximately DM55 million (¥3,075 million translated at the foreign exchange rate at March 31, 2001) relating to a tax position taken in prior years concerning inter-company purchase prices. We officially challenged the proposed assessment by arbitration procedures, the outcome of which will be final and binding on both sides when concluded. A decision is expected by December 2001.

We are also a defendant in a lawsuit in the United States in which the plaintiff, Gemstar-TV Guide International, Inc., alleges patent infringement. The plaintiff has not yet specified damages. We have denied the allegations and have filed a counterclaim against the plaintiff and another company related to the alleged patent infringement. In addition, the same plaintiff alleges patent infringement relating to our production and sale of certain products. The plaintiff has not yet specified damages. This case has been stayed by the District Court. Also, in February 2001, the plaintiff filed a separate complaint involving the same patents before the International Trade Commission, alleging patent infringement relating to our importation to and sale of the same products in the United States.

Dividend policy

Pioneer normally pays cash dividends twice per year. Pioneer’s Board of Directors recommends year-end dividends to be paid following the end of each fiscal year. This recommended year-end dividend must then be approved by shareholders at the ordinary general meeting of shareholders usually held in June of each year. Immediately following approval of the dividend at the shareholders’ meeting, Pioneer pays the dividend to holders of record at the preceding March 31. In addition to these year-end dividends, Pioneer may pay interim dividends in the form of cash distributions from its retained earnings to its shareholders of record as of September 30 in each year by resolution of its Board of Directors and without shareholder approval. Pioneer normally pays interim dividends in December. See “Item 10.B. Memorandum and articles of association–Common stock–Dividends.”

The following table sets forth the dividends paid by Pioneer for each of the periods shown. The U.S. dollar equivalents for the dividends shown are based on the noon buying rate for cable transfer in New York City as certified for customs purposes by the Federal Reserve Bank of New York for yen on the date of the dividend payment:

	Dividend per share

Record date	Yen	Dollars

March 31, 1997	¥5.00	$0.04

September 30, 1997	¥2.50	$0.02

March 31, 1998	¥5.00	$0.04

September 30, 1998	¥5.00	$0.04

March 31, 1999	¥5.00	$0.04

September 30, 1999	¥5.00	$0.05

March 31, 2000	¥5.00	$0.05

September 30, 2000	¥7.50	$0.07

March 31, 2001	¥7.50	$0.06

On September 18, 2001, Pioneer announced that, subject to the approval of its Board of Directors to be obtained in October 2001, the interim dividend payable to shareholders of record as of September 30, 2001 will be 7.50 yen per share.

Pioneer currently intends to continue to pay dividends on its common stock in amounts similar to those paid for fiscal 2001. The payment and the amount of any future dividends, however, are subject to the level of our current business results and future business forecast including earnings, our financial condition and other factors, including statutory restrictions on the payment of dividends.

B. Significant changes

There were no significant changes nor have any relevant facts occurred after the date of the financial statements included in this annual report.

Item 9. The Offer and Listing

A. Offer and listing details

The following table sets forth for the period indicated the reported high and low sales prices per share of Pioneer’s Common Stock on the Tokyo Stock Exchange (TSE) and per share of Pioneer’s ADSs on the New York Stock Exchange (NYSE). See “Item 9.C. Markets,” regarding the markets for Pioneer’s shares.

	Tokyo Stock Exchange		New York Stock Exchange
	Price per share of Common Stock		Price per share of ADS
	(yen)		(U.S. dollars)

	High	Low	High	Low

Annual highs and lows

Year ended March 31
1997	¥2,650	¥1,810	$23.88	$16.00

1998	3,160	1,850	27.25	15.13

1999	2,920	1,720	21.13	14.88

2000	3,690	1,711	34.75	16.13

2001	4,940	2,085	45.38	20.50

Quarterly highs and lows

Fiscal 2000

1st quarter	2,405	1,956	19.69	16.13

2nd quarter	2,495	1,711	20.88	16.63

3rd quarter	3,080	1,751	29.75	16.75

4th quarter	3,690	2,630	34.75	26.63

Fiscal 2001

1st quarter	4,350	2,085	40.50	20.50

2nd quarter	4,940	3,500	45.38	32.00

3rd quarter	4,580	2,710	42.50	24.13

4th quarter	3,750	2,720	30.94	23.45

Monthly highs and lows

2001

March	3,750	2,720	30.40	23.45

April	3,930	3,020	31.75	25.18

May	4,250	3,570	34.70	30.50

June	3,950	3,580	32.25	29.25

July	3,920	2,960	31.05	24.00

August	3,430	2,355	27.71	19.51

B. Plan of distribution

         Not applicable

C. Markets

The primary market for shares of Pioneer’s common stock is the Tokyo Stock Exchange (TSE). Pioneer’s shares of common stock have been listed on the TSE since October 1961 and on the Osaka Securities Exchange since April 1968.

Since December 1976, Pioneer’s American Depositary Shares (ADSs) have been listed and traded on the New York Stock Exchange (NYSE), having been traded on the United States over-the-counter market since February 1970. Pioneer’s ADSs, each representing one share of common stock, are evidenced by American Depositary Receipts (ADRs) issued by Citibank, N.A., New York, as Depositary.

In addition, Curaçao Depositary Shares of Pioneer, evidenced by Curaçao Depositary Receipts, have been listed and traded on the Euronext Amsterdam since February 1969.

D. Selling shareholders

         Not applicable

E. Dilution

         Not applicable

F. Expenses of the issue

         Not applicable

Item 10. Additional Information

A. Share capital

         Not applicable

B. Memorandum and articles of association

Organization

Pioneer is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Commercial Code (shoho) of Japan. It is registered in the Commercial Register (shogyo tokibo) maintained by the Meguro Branch Office of the Tokyo Legal Affairs Bureau.

Objects and purposes

Article 2 of the Articles of Incorporation of Pioneer provides that its purpose is to engage in the following lines of business: manufacture and sale of electronic and electrical machinery and appliances, optical instruments, medical instruments, and other machinery and appliances; planning, production, manufacture and sale of audio, video and computer software; manufacture and sale of woodworks, agricultural products and plant for their cultivation; sale of foods and beverages including liquor, and operation of restaurants and amusement facilities; sale and purchase, rental and lease, and management of real estate and real estate agency business; publishing and printing business, advertising agency business, construction business and non-life insurance agency business; acquisition, management and transfer of industrial property rights, copyrights and other intellectual property rights; and all business incidental and related to each and every one of the businesses in the preceding businesses.

Directors

Under the Commercial Code, each Director has executive powers and duties to manage the affairs of Pioneer and each Representative Director, who is elected from among the Directors by the Board of Directors, has the statutory authority to represent Pioneer in all respects. Under the Commercial Code, the Directors must refrain from engaging in any business competing with Pioneer unless approved by the Board of Directors and any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote on such resolution. The total amount of remuneration to Directors and to Corporate Auditors are subject to the approval of the general meeting of shareholders. Within such authorized amounts the Board of Directors and the Board of Corporate Auditors respectively determine the compensation to each Director and Corporate Auditor.

Except as stated below, neither the Commercial Code nor Pioneer’s Articles of Incorporation make special provisions as to the Directors’ or Corporate Auditors’ power to vote in connection with their compensation; the borrowing power exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such power), their retirement age or requirement to hold any shares of capital stock of Pioneer. The Commercial Code specifically requires the resolution of the Board of Directors for a company to acquire or dispose of material assets; to borrow a substantial amount of money; to employ or discharge from employment important employees, such as general managers; and to establish, change or abolish material corporate organization such as a branch office. The Regulations of the Board of Directors of Pioneer require a resolution of the Board of Directors for Pioneer to borrow a large amount of money or to give a guarantee in a large amount. There is no written rule as to what constitutes a “large” amount in these contexts. However, it has been the general practice of Pioneer’s Board of Directors to adopt a resolution for a borrowing or guaranteeing in an amount not less than ¥100 million or its equivalent.

Common stock

General

Set forth below is information relating to Pioneer’s Common Stock, including brief summaries of the relevant provisions of Pioneer’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Commercial Code of Japan and related legislation. The discussion of the Commercial Code below reflects certain amendments to the Commercial Code (the “2001 Amendments”), which will become effective on October 1, 2001.

In order to assert shareholders’ rights against Pioneer, a shareholder must have its name and address registered on Pioneer’s register of shareholders, in accordance with Pioneer’s Share Handling Regulations. The registered beneficial holder of deposited shares underlying the ADSs is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able directly to assert shareholders’ rights to Pioneer.

A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with the Japan Securities Depository Center (“JASDEC”). If a holder is not a participating institution in JASDEC, it must participate through a participating institution, such as securities company or bank having a clearing account with JASDEC. All shares deposited with JASDEC will be registered in the name of JASDEC on Pioneer’s register of shareholders. Each participating shareholder will in turn be registered on Pioneer’s register of beneficial shareholders and be treated in the same way as shareholders registered on Pioneer’s register of shareholders. For the purpose of transferring deposited shares, delivery of share certificates is not required. Entry of the share transfer in the books maintained by JASDEC for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The registered beneficial owners may exercise the rights attached to the shares, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from Pioneer. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial owner are aggregated for these purposes. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates.

Authorized capital

Article 5 of the Articles of Incorporation of Pioneer provides that the total number of shares authorized to be issued by Pioneer is four hundred million (400,000,000) shares.

As of March 31, 2001, 179,894,370 shares of common stock with a par value of 50 yen per share were issued and outstanding.

The 2001 Amendments eliminate the concept of “par value” of shares of capital stock. Thus, on and after October 1, 2001, all shares of capital stock of Pioneer will have no par value.

Dividends

The Articles of Incorporation of Pioneer provide that the accounts shall be closed on March 31 of each year and that dividends, if any, shall be paid to shareholders, beneficial shareholders and pledgees of record as of the end of such day. After the close of the fiscal period, the Board of Directors prepares, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to the Board of Corporate Auditors of Pioneer and to independent certified public accountants and then submitted for approval to the ordinary general meeting of shareholders, which is normally held in June each year. In addition to provisions for dividends, if any, and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to Directors and Corporate Auditors. In addition to year-end dividends, the Board of Directors may by its resolution declare a cash distribution pursuant to Article 293-5 of the Commercial Code (an “interim dividend”) to shareholders, beneficial shareholders and pledgees of record as of the end of each September 30, without shareholders’ approval, but subject to the limitations described below.

The Commercial Code provides that a company may not make any distribution of profit by way of dividends or interim dividends for any fiscal period unless it has set aside in its legal reserve an amount equal to at least one-tenth of the amount paid by way of appropriation of retained earnings for such fiscal period or of the amount of such interim dividends until the aggregate amount of additional paid-in capital and legal reserve is one-quarter of its stated capital. Under the Commercial Code, Pioneer is permitted to distribute profits by way of year-end or interim dividends out of the excess of its net assets over the aggregate of:

(i)	its stated capital;

(ii)	its additional paid-in capital;

(iii)	its accumulated legal reserve;

(iv)	the legal reserve to be set aside in respect of the fiscal period concerned;

(v)	the excess, if any, of unamortized expenses incurred in preparation for commencement of business and in connection with R&D over the aggregate of amounts referred to in (ii), (iii) and (iv) above; and

(vi)	if certain assets of Pioneer are stated at market value pursuant to the provisions of the Commercial Code, the excess, if any, of the aggregate amount of their market value over the aggregate acquisition cost thereof.

In the case of interim dividends, the net assets are calculated by reference to the balance sheet as at the last closing of Pioneer’s accounts, but adjusted to reflect; (x) any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect thereof; (y) any subsequent transfer of retained earnings to stated capital; and (z) if Pioneer has been authorized, pursuant to a resolution of an ordinary general meeting of shareholders, to purchase shares of its common stock (see “Item 10.B. Memorandum and articles of association–Common stock–Repurchase by Pioneer of its common stock”), the total amount of the purchase price of such shares so authorized by such resolutions that may be paid by Pioneer, provided that interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (i) through (vi) above.

Under its Articles of Incorporation, Pioneer is not obligated to pay any dividends which are left unclaimed for a period of three years after the date on which they first became payable.

Stock splits

Pioneer may at any time split shares in issue into a greater number of shares by resolution of the Board of Directors, and may amend its Articles of Incorporation to increase the number of the authorized shares to be issued in proportion to the relevant stock split in principle pursuant to a resolution of the Board of Directors rather than a special resolution of a general meeting of shareholders which is otherwise required for amending the Articles of Incorporation.

In the event of a stock split, generally, shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional shares resulting from the stock split will be issued to shareholders. When a stock split is to be made, Pioneer must give public notice of the stock split, specifying the record date therefor, at least two weeks prior to such record date. In addition, promptly after the stock split takes effect, Pioneer must give notice to each shareholder specifying the number of shares to which such shareholder is entitled by virtue of the stock split.

General meeting of shareholders

The ordinary general meeting of shareholders to settle accounts of Pioneer for each fiscal year is normally held in June in each year in or near Meguro-ku or Minato-ku, Tokyo, Japan. In addition, Pioneer may hold an extraordinary general meeting of shareholders whenever necessary by giving notice of convocation thereof at least two weeks prior to the date set for the meeting.

Notice of convocation of a shareholders’ meeting setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting.

Any shareholder or group of shareholders holding at least 300 voting rights or one percent of the total outstanding voting rights for six months or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least six weeks prior to the date set for such meeting.

Voting rights

So long as Pioneer maintains the unit share system (see “Item 10.B. Memorandum and articles of association–Common stock–“Unit” share system”) a shareholder constituting one or more whole units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following paragraph. If Pioneer eliminates from its Articles of Incorporation the provisions relating to the unit of shares, holders of common stock will have one voting right for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of voting rights represented at the meeting. The Commercial Code and Pioneer’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of voting rights. Pioneer’s shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder more than one-quarter of whose outstanding shares are directly or indirectly owned by Pioneer may not exercise its voting rights with respect to shares of common stock of Pioneer that it owns. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. Pioneer’s shareholders also may cast their votes in writing.

The Commercial Code provides that in order to amend the Articles of Incorporation and in certain other instances, including, a reduction of stated capital, the removal of a Director or Corporate Auditor, dissolution, merger or consolidation with a certain exception under which shareholders resolution is not required, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation with a certain exception under which shareholders resolution is not required, share exchange or share transfer for the purpose of establishing 100 percent parent-subsidiary relationships with a certain exception under which shareholders resolution is not required, splitting of the corporation into two or more corporations with a certain exception under which shareholders resolution is not required, any offering of new shares at a “specially favorable” price (or any offering of convertible bonds or bonds with warrants to subscribe for new shares of capital stock at a “specially favorable” conversion or exercise conditions) to any persons other than shareholders or granting to Directors and/or employees rights to subscribe for new shares if the Articles of Incorporation so permit, the quorum shall be a majority of the total voting rights and the approval of the shareholders of at least two-thirds of the voting rights represented at the meeting is required (the “special shareholders resolutions”).

Subscription rights

Holders of Pioneer’s shares of common stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under “Voting rights” above. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

Rights to subscribe for new shares may be made generally transferable by the Board of Directors. Whether Pioneer will make subscription rights generally transferable in future rights offerings will depend upon the circumstances at the time of such offerings. If subscription rights are not made generally transferable, transfers by a non-resident of Japan or a corporation organized under the laws of a foreign country or whose principal office is located in a foreign country will be enforceable against Pioneer and third parties only if Pioneer’s prior written consent to each such transfer is obtained. When such consent is necessary in the future for the transfer of subscription rights, Pioneer intends to consent, on request, to all such transfers by such a non-resident or foreign corporation.

The Commercial Code permits a company to provide in its articles of incorporation that it may, by a special shareholders resolution, grant to its directors and/or employees rights to subscribe for new shares if there exists a justifiable reason. Article 10 of Pioneer’s Articles of Incorporation provides that Pioneer may grant to its Directors and/or employees rights to subscribe for new shares pursuant to the provisions of the Commercial Code.

Liquidation rights

In the event of a liquidation of Pioneer, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among shareholders in proportion to the respective numbers of shares of common stock held.

Record date

March 31 is the record date for Pioneer’s year-end dividends. So long as Pioneer maintains in its Articles of Incorporation a provision for the unit of shares, the shareholders and beneficial shareholders who are registered as the holders of one unit of shares or more in Pioneer’s registers of shareholders and/or beneficial shareholders at the end of each March 31 are also entitled to exercise shareholders’ rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on such March 31. September 30 is the record date for interim dividends. In addition, Pioneer may set a record date for determining the shareholders and/or beneficial shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.

The price of shares generally goes ex-dividends or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Repurchase by Pioneer of its common stock

Except as otherwise permitted by the Commercial Code as set out below, Pioneer or any of its subsidiaries cannot acquire Pioneer’s common stock except by means of a reduction of capital in the manner prescribed by the Commercial Code.

Pioneer may acquire shares of its common stock in response to a shareholder’s request for purchase of his/her shares representing less than one unit. See “Item 10.B. Memorandum and articles of association–Common stock–“Unit” share system—Repurchase by Pioneer of shares constituting less than a unit.”

Pioneer’s Articles of Incorporation provide that it may purchase up to 17,000,000 shares of common stock by a resolution of the Board of Directors for the purpose of retiring the same with distributable profits. No such purchase pursuant to a resolution of the Board of Directors may be made after the conclusion of the ordinary general meeting of shareholders for the fiscal year ending immediately after the Board resolution. No Board resolution has been made for this purpose.

In addition, Pioneer’s Articles of Incorporation provide that it may purchase up to 30,000,000 shares of common stock at a total price not exceeding ¥70 billion by a resolution of the Board of Directors for the purpose of retiring the same with additional paid-in capital. No Board resolution has been made for this purpose.

The above provisions of Pioneer’s Articles of Incorporation were made before the 2001 Amendments come into force. However, Pioneer may acquire its shares of common stock by resolution of the Board of Directors pursuant to the above authorization by the Articles of Incorporation until the ordinary general meeting of shareholders for the fiscal year ending March 31, 2002.

Under the Commercial Code as amended by the 2001 Amendments, in order for Pioneer to purchase its own shares a resolution of an ordinary general meeting of shareholders is required with respect to (i) the total number of shares and the total acquisition price which Pioneer may purchase during the period ending the conclusion of the next ordinary general meeting of shareholders, or (ii) if the purchase(s) is/are to be made from a specified person or persons, the identity of such person(s). The total amount of purchase price referred to above cannot exceed the amount which can be distributed as dividends as described under“Dividends” above. The shareholders resolution for (ii) above shall be by a special shareholders resolution and any shareholder who received a convocation notice of the general meeting of shareholders where the resolution on item (ii) above is sought may require Pioneer in writing not later than five days prior to the date set for the meeting to include him/her as the seller of his/her shares in the proposed purchase(s). Any purchase by Pioneer of its shares pursuant to the shareholders resolutions except in the case of (ii) above should be made either on the stock exchange or by way of tender offer. Shares so purchased may be retired by a resolution of the Board of Directors or held by Pioneer as treasury shares.

“Unit” share system

The 2001 Amendments abolish the unit share (tan-i-kabushiki) system existing under the Commercial Code before the 2001 Amendments and a new unit share system called tangen-kabushiki is now introduced as described below.

Different from the existing unit share system, whether or not to adopt the new unit share system by providing in its Articles of Incorporation for the number of shares constituting the new unit is at the discretion of Pioneer. However, under the 2001 Amendments, it is deemed that Pioneer has provided in the Articles of Incorporation 100 shares as its new unit of shares and that a provision is also made in the Articles of Incorporation that no share certificate for any number less than a full new unit shall be issued. Although the number of shares constituting a new unit will be deemed to be included in the Articles of Incorporation, any amendment to the Articles of Incorporation reducing (but not increasing) the number of shares constituting a unit or eliminating the provisions for the unit of shares may be made by the resolution of the Board of Directors rather than by the special shareholders resolution, which is otherwise required for amending the Articles of Incorporation. The number of shares constituting one new unit, however, cannot exceed 1,000 or one two-hundredth (1/200) of all issued shares.

—Voting rights under the new unit share system

Under the new unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

—Share certificates for less than a unit

Under the new unit share system, Pioneer has an option either to issue share certificates for less than a unit of shares or to provide in its Articles of Incorporation not to issue share certificates for less than a unit of shares. As stated above, upon the 2001 Amendments coming into effect, Pioneer is deemed to have provided in the Articles of Incorporation not to issue share certificates for less than a unit of shares. Unless Pioneer’s Board of Directors adopts a resolution to eliminate the provision for the unit shares from the Articles of Incorporation or the shareholders amend the Articles of Incorporation by a special shareholders resolution to eliminate the provision not to issue share certificates for less than a unit of shares, a share certificate for any number of shares less than a unit will in general not be issued. As the transfer of shares normally requires the delivery of the share certificates therefor, any fraction of a unit for which no share certificates are issued is not transferable.

—Repurchase by Pioneer of shares constituting less than a unit

A holder of shares constituting less than one unit may require Pioneer to purchase such shares at their market value.

—Effect of the unit share system on holders of ADRs

A holder who owns ADRs evidencing less than 100 ADSs will indirectly own less than a whole unit of shares of common stock. Although, as discussed above, under the unit share system (whether the existing unit share system or the new unit share system) holders of less than a unit have the right to require Pioneer to purchase their shares, holders of ADRs evidencing ADSs that represent other than integral multiples of whole units are unable to withdraw the underlying shares of common stock representing less than a unit and, therefore, are unable, as a practical matter, to exercise the rights to require Pioneer to purchase such underlying shares unless Pioneer’s Articles of Incorporation are amended to eliminate the provision not to issue share certificates for the numbers of shares less than a unit. See “Item 12. Description of Securities Other than Equity Securities–Withdrawal of shares on cancellation of ADSs.” As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares of common stock in lots less than a unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

Reporting of substantial shareholdings

The Securities and Exchange Law of Japan and regulations thereunder require any person who has become, beneficially and solely or jointly, a holder of more than five percent of the total issued shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director of a competent Local Finance Bureau within five business days a report concerning such shareholdings.

A similar report must also be filed in respect of any subsequent change of one percent or more in any such holding or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Copies of such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of shares traded over-the-counter) the Japan Securities Dealers Association.

Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, and except for general limitations under the Commercial Code or Pioneer’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to Pioneer or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold the shares of common stock of Pioneer or exercise voting rights thereon.

There is no provision in Pioneer’s Articles of Incorporation that would have an effect of delaying, deferring or preventing a change in control of Pioneer and that would operate only with respect to merger, consolidation, acquisition or corporate restructuring involving Pioneer.

C. Material contracts

Pioneer is party to a patent portfolio license, dated July 29, 1999 between itself as licensee and MPEG LA, L.L.C., as licensing administrator on behalf of various licensors, in respect of a patent portfolio covering the video data compression and data transport standard known as the “MPEG-2 Standard.” The agreement, which expires in 2004 subject to the right of renewal for successive periods, establishes the royalty payable by Pioneer and its licensed affiliates for use of the patent portfolio more fully described in the contract. A copy of the contract has been filed as an exhibit to this annual report.

D. Exchange controls

The Japanese Foreign Exchange and Foreign Trade Law, currently in effect (the “Law”), does not affect or restrict the rights of a non-resident or foreign corporation to acquire or hold shares of common stock of Pioneer except that in the event of acquisition of shares of common stock, unless such acquisition is made through a securities company or other financial institution, the acquiring non-resident or foreign corporation is subject to a post-transaction reporting requirement under the Law. However, the Minister of Finance has the power to impose a licensing requirement in certain acquisitions in extremely limited circumstances. Under the Law, dividends paid on, and the proceeds of sales in Japan of, shares of common stock of Pioneer held by non-residents may in general be converted into any foreign currency and repatriated abroad.

E. Taxation

The discussion below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of shares of common stock and ADSs. Prospective purchasers and holders of the shares of common stock or ADSs should consult their own tax advisors concerning the tax consequences of their particular situations.

The following is a general summary of the principal U.S. federal and Japanese tax consequences of the acquisition, ownership and disposition of shares of common stock or ADSs by an investor that holds those shares or ADSs, as capital assets (generally, property held for investment). This summary does not purport to address all material tax consequences that may be relevant to holders of shares of common stock or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, investors liable for alternative minimum tax, investors that own or are treated as owning 10% or more of our voting stock, investors that hold shares of common stock or ADSs as part of a straddle, hedge, conversion transaction or other integrated transaction, persons that hold shares of common stock or ADSs through a partnership or other pass-through entity and investors whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the tax laws of the United States as in effect on the date hereof, as well as on the current income tax convention between the United States and Japan (the “Treaty”), all of which are subject to change (possibly with retroactive effect), and to differing interpretations. The discussion on the tax laws of Japan below reflects certain amendment to certain Japanese tax laws, which will become effective on October 1, 2001, along with the amendment to the Commercial Code of Japan. In this regard, U.S. holders should note that the United States and Japan recently announced that they will begin formal renegotiation of the Treaty, commencing October 2001. In addition, this summary is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement referred to in “Item 12. Description of Securities Other than Equity Securities–Description of the American Depositary Shares,” and in any related agreement, will be performed in accordance with its terms.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of common stock or ADSs that is:

•	an individual citizen or resident of the United States,

•	a corporation or other entity taxable as a corporation organized under the laws of the United States or any State,

•	an estate the income of which is subject to U.S. federal income tax without regard to its source, or

•	a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or that has a valid election in effect under applicable Treaty regulations to be treated as a U.S. person.

An “Eligible U.S. Holder” is a U.S. Holder that:

•	is a resident of the United States for purposes of the Treaty,

•	does not maintain a permanent establishment or fixed base in Japan to which shares of common stock or ADSs are attributable and through which the U.S. Holder carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services), and

•	is not otherwise ineligible for benefits under the Treaty with respect to income and gain derived in connection with the shares of common stock or ADSs.

A “Non-U.S. Holder” is any beneficial owner of shares of common stock or ADSs that is not a U.S. Holder.

This summary does not address any aspects of U.S. federal tax law other than income taxation, and does not discuss any aspects of Japanese tax law other than income taxation, inheritance and gift taxation and securities transfer taxation. Investors are urged to consult their tax advisor regarding the U.S. federal, state and local and Japanese and other tax consequences of acquiring, owning and disposing of shares of common stock or ADSs. In particular, where relevant, investors are urged to confirm their status as Eligible U.S. Holders with their tax advisors and to discuss with their tax advisors any possible consequences of their failure to qualify as Eligible U.S. Holders. In general, taking into account the earlier assumptions, for purposes of the Treaty and for U.S. federal income and Japanese tax purposes, owners of ADRs evidencing ADSs will be treated as the owners of the shares of common stock represented by those ADSs, and exchanges of shares of common stock for ADSs, and exchanges of ADSs for shares of common stock, will not be subject to U.S. federal income or Japanese tax.

Japanese taxation

Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by a Japanese corporation. Stock splits in themselves are not subject to Japanese income tax.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is 20%. At the date of this document, Japan has income tax treaties, conventions or agreements whereby the withholding tax rate is reduced, in most cases, to 15 percent for portfolio investors with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States.

Under the Treaty, as currently in force, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to Eligible U.S. Holders generally is limited to 15% of the gross amount actually distributed. An Eligible U.S. Holder is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through Pioneer to the relevant tax authority before such payment of dividends. A standing proxy in Japan for a non-resident holder of common stock may provide this application service. With respect to ADRs, the Depositary or its agent will apply for this reduced rate on behalf of Eligible U.S. Holders by submitting two Application Forms (one before payment of dividends, the other within eight months after Pioneer’s fiscal year-end) to the Japanese tax authorities. To claim this reduced rate, an Eligible U.S. Holder of ADRs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. An Eligible U.S. Holder who does not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under the Treaty from the relevant Japanese tax authority.

If Pioneer purchases shares of its common stock by way of a tender offer, individual shareholders who sold the shares to Pioneer in such tender offer and who are residents of Japan or non-residents of Japan having a permanent establishment within Japan, if such purchases are made on or before March 31, 2002, will be subject to Japanese taxation applicable to gains realized by individuals from sales of shares – 26 percent separate taxation upon filing tax returns (although up to March 31, 2003, the taxpayers may choose a 1.05% withholding tax on the gross sales proceeds). However, this is an interim measure applicable to the period ending March 31, 2002, and after such date, unless the present treatment is extended, a similar treatment as those currently applicable to foreign corporations having a permanent establishment within Japan as discussed in the next sentence will be applicable. If the sellers are foreign corporations having a permanent establishment within Japan, the portion of the proceeds received from Pioneer corresponding to the excess over the aggregate of the portions attributable to stated capital and additional paid-in capital will be deemed dividends and subject to taxation on dividends and the rest of the net proceeds will be subject to taxation treatment on gains realized from sales of shares. For non-resident individuals having no permanent establishment within Japan, no Japanese income tax will accrue, except in certain exceptional circumstances. For foreign corporations having no permanent establishment within Japan, the portion of the proceeds received from Pioneer which is deemed dividends as discussed in the third sentence of this paragraph will be subject to withholding tax (generally 20%, subject to applicable income tax treaty provisions); otherwise, except in certain exceptional cases, no further Japanese tax will be imposed.

Gains derived by a non-resident of Japan or a non-Japanese corporation from the sale of shares of common stock or ADRs outside Japan or from the sale of shares of common stock within Japan by a non-resident of Japan or a non-Japanese corporation not having a permanent establishment in Japan, are in general not subject to Japanese income or corporation tax.

Japanese inheritance or gift tax at progressive rates may be payable by an individual who has acquired shares of common stock or ADRs as a legatee, heir or donee even though neither the individual nor the deceased nor donor is a Japanese resident.

U.S. federal income taxation

U.S. Holders

Subject to the passive foreign investment company rules discussed below, under U.S. federal income tax law, the gross amount of any distribution made by us in respect of shares of common stock or ADSs (without reduction for Japanese withholding taxes) will constitute a taxable dividend to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A dividend generally will be included in the gross income of a U.S. Holder, as ordinary income, when the dividend is actually or constructively received by the U.S. Holder in the case of shares of common stock, or by the depositary, in the case of ADSs. The dividend will not be eligible for the dividends received deduction generally allowed to U.S. corporations. A dividend paid in yen will be included in gross income in a U.S. dollar amount based on the yen/U.S. dollar exchange rate in effect on the date that dividend is included in the income of the U.S. Holder, regardless of whether the payment is converted into dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the gross income of a U.S. Holder through the date that payment is converted into U.S. dollars (or otherwise disposed of) will be treated as U.S. source ordinary income or loss.

To the extent, if any, that the amount of any distribution received by a U.S. Holder in respect of shares of common stock or ADSs exceeds our current and accumulated earnings and profits, the distribution first will be treated as a tax-free return of the U.S. Holder’s adjusted tax basis in those shares or ADSs, and any balance in excess of that adjusted tax basis will be treated as capital gain. We do not expect to compute our earnings and profits under U.S. federal income tax principles, and therefore holders should assume that our distributions generally will be treated as paid out of our earnings and profits for U.S. federal income tax purposes.

Distributions of additional shares of common stock that are made to U.S. Holders with respect to their shares of common stock or ADSs and that are part of a pro rata distribution to all our shareholders, generally will not be subject to U.S. federal income tax.

For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of shares of common stock or ADSs will constitute income from sources outside the United States, and generally will be treated separately, together with other items of “passive income” (or, in the case of some holders, “financial services income”) in computing foreign tax credit limitations. Subject to generally applicable limitations under U.S. federal income tax law and the Treaty, any Japanese withholding tax imposed in respect of a Pioneer dividend may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, or as a deduction from that holder’s taxable income. Additionally, special rules apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, under some circumstances, a U.S. Holder that:

•	has held shares of common stock or ADSs for less than a specified minimum period, or

•	is obligated to make payments related to our dividends,

will not be allowed a foreign tax credit for foreign taxes imposed on Pioneer dividends. Finally, foreign tax credits may not be allowed in respect of arrangements in which the U.S. Holder’s expected economic return, after non-U.S. taxes, is insubstantial. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

In general, subject to the passive foreign investment company rules discussed below, upon a sale or other disposition of shares of common stock or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis in those shares or ADSs. That gain or loss generally will be capital gain or loss and, if the U.S. Holder’s holding period for those shares or ADSs exceeds one year, will be long-term capital gain or loss. Some U.S. Holders, including individuals, are eligible for preferential rates of U.S. federal income tax in respect of net long-term capital gain. Under U.S. federal tax law, the deduction of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder in respect of the sale or other disposition of shares of common stock or ADSs generally will be treated as U.S. source income or loss for foreign U.S. tax credit purposes.

We do not believe that we are, for U.S. federal income tax purposes, a passive foreign investment company (a “PFIC”), and intend to continue our operations in such a manner that we will not become a PFIC in the future. The PFIC determination is made annually and is based on the value of our assets (including goodwill) and composition of income. If we become a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to his/her shares of common stock or ADSs, any gain realized on a sale or other disposition of shares of common stock or ADSs and certain “excess distributions” would be treated as realized ratably over the U.S. Holder’s holding period for the shares of common stock or ADSs and for amounts allocated to years during or after which we are a PFIC, would be taxed at the highest tax rate in effect for each such year to which the gain or excess distribution was allocated, together with an interest charge in respect of the tax attributable to each such year. Any U.S. Holder who owns shares of common stock or ADSs during any year that we are a PFIC would be required to file Internal Revenue Service Form 8621.

Non-U.S. Holders

Distributions received by a Non-U.S. Holder in respect of shares of common stock or ADSs generally will not be subject to any U.S. federal income or withholding tax, unless the Non-U.S. Holder conducts a trade or business within the United States and the distributions are effectively connected with that trade or business.

A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a sale or other disposition of shares of common stock or ADSs, unless the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder within the United States, or the Non-U.S. Holder is an individual who was present in the United States for 183 or more days in the taxable year of the disposition and other conditions are met.

If an income tax treaty applies to a Non-U.S. Holder, it may require, as a condition for the Non-U.S. Holder to be subject to U.S. federal income taxation on dividends or capital gains that are effectively connected with trade or business conducted by a Non-U.S. Holder in the United States, that the dividends or capital gains be attributable to a permanent establishment or fixed base that the Non-U.S. Holder maintains in the United States.

Income that is effectively connected with a U.S. trade or business of a Non-U.S. Holder, and, if an income tax treaty applies and so requires, is attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder, generally will be taxed in the same manner as the income of a U.S. Holder. In addition, however, under certain circumstances, such income that is realized by a corporate Non-U.S. Holder may be subject to an additional “branch profits tax” at the rate of 30% or at a lower rate that may be prescribed by an applicable income tax treaty.

Backup withholding and information reporting

In general, information reporting requirements will apply to dividends on shares of common stock or ADSs paid to U.S. Holders in the United States or through certain U.S. related financial intermediaries and to the proceeds received upon the sale, exchange or redemption of shares of common stock or ADSs by U.S. Holders within the United States or through certain U.S. related financial intermediaries. Furthermore, backup withholding may apply to those amounts if a U.S. Holder fails to provide an accurate tax identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of backup withholding imposed on a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability.

Dividends on shares of common stock or ADSs paid to Non-U.S. Holders and proceeds received upon the sale, exchange or redemption of shares of common stock or ADSs by Non-U.S. Holders, generally are exempt from information reporting and backup withholding. However, a holder may be required to provide certification of his or her non-U.S. status to obtain that exemption.

F. Dividends and paying agents

         Not applicable

G. Statement by experts

         Not applicable

H. Documents on display

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549.

I. Subsidiary information

         Not applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We operate internationally, giving rise to exposure to market risks from changes in foreign exchange rates and interest rates. In an effort to manage potential adverse effects caused by market fluctuations in foreign exchange rates and interest rates, we hedge these market risks by selectively using derivative financial instruments. However, we do not hedge all of our exposure, and the extent of hedge as well as type of hedging instruments to be used depends on factors including, but not limited to, type of risks exposed, market conditions and hedging cost. We do not hold or issue derivative financial instruments for trading purposes. To minimize credit risks from derivative financial instruments, we limit counterparties to reputable international financial institutions.

Marketable securities held by us are exposed to risk from changes in equity prices and consist entirely of available-for-sale securities. We do not take hedging measures against the market exposures on those securities.

To hedge certain purchase and sale commitments and anticipated but not yet committed transactions denominated in other than functional currencies, we enter into forward exchange contracts and purchases and writes currency options. Written options are entered into only with purchased options.

The following table provides information about our derivative financial instruments related to foreign currency exchange transactions as of March 31, 2001 and 2000, which have been translated into yen at the rate as of such date, together with the related weighted average contractual exchange rates at March 31, 2001 and 2000. All of the contracts mature within one year.

March 31, 2001

Forward exchange contract					Millions of yen except average rates

Functional currency	Yen	THB	Euro	A$		S$

Sell/Buy	US$/Yen	THB/US$	Euro/Yen	A$/Yen	A$/US$	US$/S$	Total

Contract amounts	¥11,647	¥32	¥7,544	¥301	¥186	¥123	¥19,833

Average contractual exchange rates	115.37	36.429	107.01	59.98	0.5158	1.795

Fair value	¥(660)	¥1	¥(86)	¥(1)	¥9	¥0	¥(737)

Currency option			Millions of yen except average rates

Functional currency	Yen		A$

Sell/Buy	US$/Yen	Yen/US$	A$/US$	US$/A$	Total

Notional amount	¥1,487	¥1,486	¥434	¥434	¥3,841

Average execution rate	119.30	0.00838	0.55	0.58

Fair value	¥(6)	¥(8)	¥(46)	¥67	¥7

March 31, 2000

Forward exchange contract			Millions of yen except average rates

Functional currency	Yen		Euro	A$

Sell/Buy	US$/Yen	Yen/US$	Euro/Yen	A$/Yen	A$/US$	Total

Contract amounts	¥5,658	¥2,582	¥4,290	¥77	¥183	¥12,790

Average contractual exchange rates	106.43	0.00937	106.46	66.96	0.6616

Fair value	¥79	(¥103)	¥212	¥5	¥13	¥206

Currency option				Millions of yen except average rates

Functional currency	Yen		A$

Sell/Buy	US$/Yen	Yen/US$	Yen/A$	A$/US$	Euro/A$	Total

Notional amount	¥2,452	¥1,226	¥506	¥159	¥28	¥4,371

Average execution rate	106.21	0.00942	73.56	0.66	0.62

Fair value	¥19	¥26	¥26	¥9	¥0	¥80

To change the currency and interest rate features of intercompany finance transactions, we have entered into currency swap contracts with banks. Currency swap contracts effectively changed, in substance, U.S. dollars floating interest rate intercompany borrowings into yen fixed interest rate borrowings and Euro/Belgian franc floating interest rate borrowings. The foreign exchange risk inherent in our currency swap as of March 31, 2001 and 2000 is summarized as follows:

Currency swap as of March 31, 2001				Millions except average rates

			Expected maturity date
	Contract amounts		(year ending March 31)

	Sell	Buy	2002	2003	Total	Fair value

Functional currency: Yen	¥17,193	US$150	¥11,300	¥5,893	¥17,193	¥1,673

Average contractual exchange rate			113.54	117.85

Functional currency: Euro	EUR110	US$100	¥12,016		¥12,016	¥367

Average contractual exchange rate			0.91

Currency swap as of March 31, 2000				Millions except average rates

			Expected maturity date
	Contract amounts		(year ending March 31)

	Sell	Buy	2001	2002	Total	Fair value

Functional currency: Yen	¥21,676	US$190	¥10,376	¥11,300	¥21,676	¥(1,324)

Average contractual exchange rate			115.55	113.54

Functional currency: Euro	EUR50	US$50	¥5,056		¥5,056	¥286

Average contractual exchange rate			1.01

With respect to interest rate risk inherent in our currency swaps as of March 31, 2001 and 2000, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk–Interest rate risk.”

Interest rate risk

Interest rate risk inherent in the aforementioned currency swaps as of March 31, 2001 and 2000 is summarized as follows:

Currency swap as of March 31, 2001			Millions except average rates

			Expected maturity date
	Contract amounts		(year ending March 31)

	Sell	Buy	2002	2003	Total	Fair value

Functional currency: Yen Variable (US$) to Fixed (Yen)	¥17,193	US$150	¥11,300	¥5,893	¥17,193	¥1,673

Average pay rate			0.39%	0.43%

Average receive rate			6.11%	5.45%

Functional currency: Euro Variable (US$) to Variable (Euro)	EUR110	US$100	¥12,016		¥12,016	¥367

Average pay rate			4.93%

Average receive rate			5.53%

Currency swap as of March 31, 2000			Millions except average rates

			Expected maturity date
	Contract amounts		(year ending March 31)

	Sell	Buy	2001	2002	Total	Fair value

Functional currency: Yen Variable (US$) to Fixed (Yen)	¥21,676	US$190	¥10,376	¥11,300	¥21,676	¥(1,324)

Average pay rate			0.55%	0.40%

Average receive rate			6.26%	6.15%

Functional currency: Belgian Francs Variable (US$) to Variable (Euro)	EUR50	US$50	¥5,056		¥5,056	¥286

Average pay rate			3.95%

Average receive rate			5.81%

As a partial hedge of our variable interest rate debt, we entered into an interest rate swap agreement during fiscal 2000. The purpose of the swap is to fix the interest rate on variable rate debt and reduce certain exposures to interest rate fluctuations. The information related to the interest rate swap as of March 31, 2000 is as follows:

Interest rate swap as of March 31, 2000		Millions of yen except average rates

			Expected maturity date
	Contract amounts		(year ending March 31)

	Pay	Receive	2001	2002	Total	Fair value

Variable to fixed (Yen)	1.57%	0.92%		¥1,000	¥1,000	¥(9)

Principal cash flows by expected maturity dates, weighted average interest rates, and fair value of our debt obligations as of March 31, 2001 and 2000 are as follows:

Long-term debt (including due within one year) as of March 31, 2001						Millions of yen except average rates

		Expected maturity date (year ending March 31)
	Functional
	Currency	2002	2003	2004	2005	2006	Thereafter	Total	Fair value

Fixed rate (Yen)	Yen	¥7,560	2,412	1,556	5,796	15,306	12,262	¥44,892	¥46,492

Average interest rate		1.77%	2.37%	3.09%	3.91%	2.38%	2.99%	2.65%

Variable rate (US$)	US$					620		620	620

Average interest rate						4.47%		4.47%

Interest free loan (PTE)	PTE	82	41					123	123

Total		¥7,642	2,453	1,556	5,796	15,926	12,262	¥45,635	¥47,235

Long-term debt (including due within one year) as of March 31, 2000						Millions of yen except average rates

		Expected maturity date (year ending March 31)
	Functional
	Currency	2001	2002	2003	2004	2005	Thereafter	Total	Fair value

Fixed rate (Yen)	Yen	¥36,445	6,806	2,656	1,556	6,296	27,592	¥81,351	¥82,539

Average interest rate		2.13%	1.98%	2.32%	3.09%	3.91%	2.65%	2.46%

Variable rate (Yen)	Yen		1,000					1,000	994

Average interest rate			0.92%					0.92%

Variable rate (US$)	US$						531	531	531

Average interest rate							4.70%	4.70%

Variable rate (Others)	Others	342						342	342

Average interest rate		6.94%						6.94%

Interest free loan (PTE)	PTE	76	76	38				190	190

Total		¥36,863	7,882	2,694	1,556	6,296	28,123	¥83,414	¥84,596

Equity price risk

Our equity investment portfolio consists almost entirely of securities issued by Japanese companies. At March 31, 2001 and 2000, cost, fair value, and unrealized holding gains (net) on marketable equity securities are summarized as follows:

	Millions of yen

	2001	2000

Cost	¥9,773	¥9,067

Fair value	23,658	31,696

Unrealized holding gains (net)	13,885	22,629

Item 12. Description of Securities Other than Equity Securities

Description of the American Depositary Shares

Citibank, N.A. acts as the depositary bank for our American Depositary Shares. Citibank’s depositary offices are located at 111 Wall Street, New York, New York 10005. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the custodian. ADSs are normally represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is The Bank of Tokyo-Mitsubishi, Ltd., located at 3-2, Nihombashi Hongoku-cho 1-chome, Chuo-ku, Tokyo 103-0021, Japan.

We appointed Citibank as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please refer to Registration Number 333-10566, when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.

Each ADS represents the right to receive one share of common stock on deposit with the custodian, subject to the limitation on the withdrawal of shares of common stock due to the restriction under Japanese law described under“Withdrawal of shares on cancellation of ADSs” below. An ADS will also represent the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that evidences your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of shares of common stock will continue to be governed by the laws of Japan, which may be different from the laws of the United States.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Please consult with your broker or bank to determine what those procedures are.

Dividends and distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary bank and deposit the funds with the custodian. Upon receipt of such notice and of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to applicable laws and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

Distributions of shares

Whenever we make a free distribution of common stock for the securities on deposit with the custodian, we will notify the depositary bank and deposit the applicable number of shares of common stock with the custodian. Upon receipt of notice of such deposit, the depositary bank will either distribute to holders new ADSs representing the shares of common stock deposited or modify the ADS-to-common stock ratio, in which case each ADS you hold will represent rights and interests in the additional share of common stock so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution. The distribution of new ADSs or the modification of the ADS-to-common stock ratio upon a distribution of shares of common stock will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new shares of common stock so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it will use its best efforts to sell the shares of common stock received and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of rights

Whenever we intend to distribute rights to purchase additional shares of common stock, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new shares of common stock other than in the form of ADSs.

The depositary bank will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary bank; or

•	It is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to make any rights available to holders or to sell the rights, it will allow the rights to lapse.

Other distributions

Whenever we intend to distribute property other than cash, shares of common stock or rights to purchase additional shares of common stock, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in proportion to the number of ADSs held by them and in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	We do not deliver satisfactory documents to the depositary bank; or

•	The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Our common stock is not subject to redemption at our option. We may repurchase our common stock as described under “Item 10.B. Memorandum and articles of association–Common stock—Repurchase by Pioneer of its common stock.” If, in the future, deposited securities include redeemable securities, the following provisions will apply.

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will mail notice of the redemption to the holders.

The custodian will be instructed to surrender the securities being redeemed for payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars under the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes affecting common stock

The shares of common stock held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such common stock or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the securities received in respect of the common stock held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such securities to you, the depositary bank may sell such securities and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon deposit of common stock

The depositary bank may create ADSs on your behalf if you or your broker deposits common stock with the custodian by your order. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the shares of common stock to the custodian. Your ability to deposit common stock and receive ADSs may be limited by U.S. and Japanese legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the shares of common stock have been duly transferred to the depositary bank or its nominee or if deposit is made by book-entry transfer, confirmation of such transfer in the books of the Japan Securities Depository Center. The depositary bank will only issue ADSs in whole numbers.

When you, or your broker on your behalf, make a deposit of shares of common stock, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	The shares of common stock are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such common stock have been validly waived or exercised.

•	You are duly authorized to deposit the shares of common stock.

•	The shares of common stock presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The shares of common stock presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Withdrawal of shares on cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying common stock. Your ability to withdraw the shares of common stock may be limited by U.S. and Japanese considerations applicable at the time of withdrawal. Under the Commercial Code of Japan, as currently in effect, Pioneer is generally not permitted to issue share certificates representing the number of shares less than a full unit (currently, 100 shares). Thus, under the provisions of the deposit agreement, holders of ADSs representing any number less than a whole unit or any integral multiple thereof may not withdraw that portion of ADSs representing less than a whole unit of shares. The depositary bank will promptly notify you of the amount of shares, if any, that are not deliverable and will deliver to you a new receipt or receipts evidencing such non-deliverable portion. Trading of such portion of ADSs is possible on the New York Stock Exchange or over-the-counter market.

In order to withdraw the shares of common stock evidenced by your ADSs, you will be required to pay to the depositary its fees, charges and expenses for cancellation of ADSs and the withdrawal of shares of common stock and all applicable taxes and governmental charges payable in connection with such surrender and withdrawal. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold an ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the shares of common stock represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit. In addition, as described above, the depositary bank will cancel ADSs for the withdrawal of shares of common stock only in an amount representing a whole unit or an integral multiple thereof.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	Temporary delays that may arise because (i) the transfer books for the common stock or ADSs are closed, or (ii) shares of common stock are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the shares of common stock represented by your ADSs. The voting rights of holders of common stock are described in “Item 10.B. Memorandum and articles of association–Common stock–Voting rights and “Unit” share system.”

At our request, the depositary bank will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions.

Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. In the case of securities for which no voting instructions have been received in time, you will be deemed to have authorized and instructed the depositary to give a discretionary proxy to a person designated by us. We have agreed, notwithstanding anything else contained in the deposit agreement, however, that we will not knowingly allow any shares of common stock to be voted without specific instructions if we shall not have provided notice of the meeting and the reference materials in aid of voting furnished to our shareholders on a timely basis. Furthermore, no such discretionary proxy will be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy to be given, (ii) substantial opposition exists or (iii) your rights will be adversely affected. In addition, the depositary shall not have any obligation to give such discretionary proxy if we do not deliver to the depositary an opinion as to compliance with Japanese law and a representation letter as to the foregoing items (i) through (iii).

To the extent the aggregate of the ADSs voted for or against a proposal do not constitute integral multiples of a unit, the remainders in excess of the highest integral multiple of a unit will be disregarded.

Fees and charges

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees

Issuance of ADSs	Up to 5¢ per ADS issued

Cancellation of ADSs	Up to 5¢ per ADS canceled

Exercise of rights to purchase additional ADSs	Up to 5¢ per ADS issued

Distribution of cash dividends	No fee (so long as prohibited by the NYSE)

Distribution of ADSs pursuant to stock dividend or other free stock distributions	No fee (so long as prohibited by the NYSE)

Distribution of cash proceeds (i.e., upon sale of rights or other entitlements)	Up to 2¢ per ADS held

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

Fees for the transfer and registration of shares of common stock charged by the registrar and transfer agent for the common stock in Japan (i.e., upon deposit and withdrawal of shares of common stock).

Expenses incurred for converting foreign currency into U.S. dollars.

Expenses for cable, telex and fax transmissions and for delivery of securities.

Taxes and duties upon the transfer of securities (i.e., when shares of common stock are deposited or withdrawn from deposit).

We have agreed to pay certain other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

Amendments and termination

We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act of 1933 or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the shares of common stock represented by your ADSs (except in order to comply with mandatory provisions of applicable law).

We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination. Upon termination, the following will occur under the deposit agreement:

•	For a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the shares of common stock represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those shares on the same terms as prior to the termination. During such six months’ period the depositary bank will continue to collect all distributions received on the shares of common stock on deposit (i.e., dividends) but will not distribute any such property to you until you request the cancellation of your ADSs.

•	After the expiration of such six months’ period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of depositary

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on obligations and liabilities

The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in common stock, for the validity or worth of the common stock, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our Articles of Incorporation, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our Articles of Incorporation or in any provisions of securities on deposit.

•	We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting shares of common stock for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of shares of common stock but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

Pre-release transactions

The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of shares of common stock or release shares of common stock before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign currency conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Other available information

We will transmit to the depositary English translations of notices, reports and communications which are made generally available by us to holders of our common stock, copies of our annual reports, as well as other notices provided to holders of our common stock. The depositary has agreed to make available copies of such notices, reports and communications at our expense to each holder of ADSs.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

         None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

         Not applicable

Item 15. [Reserved]

Item 16. [Reserved]

PART III

Item 17. Financial Statements

         See Consolidated Financial Statements and Schedules. Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Item 18. Financial Statements

         We have responded to Item 17 in lieu of responding to this Item.

Item 19. Exhibits

Page

Consolidated Financial Statements and Schedules

Index to Consolidated Financial Statements and Schedules	F-1

Independent Auditors’ Report	F-2

Consolidated Balance Sheets as of March 31, 2000 and 2001	F-3

Consolidated Statements of Income for the years ended March 31, 1999, 2000 and 2001	F-5

Consolidated Statements of Shareholders’ Equity for the years ended March 31, 1999, 2000 and 2001	F-6

Consolidated Statements of Cash Flows for the years ended March 31, 1999, 2000 and 2001	F-7

Notes to Consolidated Financial Statements	F-8

Supplemental information to conform with Regulation S-X:

Independent Auditors’ Report	F-27

Supplemental Notes to Consolidated Financial Statements to Conform with Regulation S-X	F-28

Schedules for the Years Ended March 31, 1999, 2000 and 2001 II—Valuation and Qualifying Accounts	F-29

(Note—Schedules other than those listed above are omitted because of the absence of the conditions under which they are required or because the information called for is included in the consolidated financial statements or notes thereto)

Exhibits
1.01	The Articles of Incorporation, as amended and currently in effect (English translation)

4.a (1)	MPEG-2 Patent Portfolio License dated July 29, 1999, by and between MPEG LA, L.L.C. and Pioneer Corporation

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PIONEER CORPORATION (Registrant)

Date: September 20, 2001	By	/s/ Katsuhiro Abe
Katsuhiro Abe Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

Page

Consolidated Financial Statements and Schedules

Independent Auditors’ Report	F-2

Consolidated Balance Sheets as of March 31, 2000 and 2001	F-3

Consolidated Statements of Income for the years ended March 31, 1999, 2000 and 2001	F-5

Consolidated Statements of Shareholders’ Equity for the years ended March 31, 1999, 2000 and 2001	F-6

Consolidated Statements of Cash Flows for the years ended March 31, 1999, 2000 and 2001	F-7

Notes to Consolidated Financial Statements	F-8

Supplemental information to conform with Regulation S-X:

Independent Auditors’ Report	F-27

Supplemental Notes to Consolidated Financial Statements to Conform with Regulation S-X	F-28

Schedules for the Years Ended March 31, 1999, 2000 and 2001 II—Valuation and Qualifying Accounts	F-29

(Note—Schedules other than those listed above are omitted because of the absence of the conditions under which they are required or because the information called for is included in the consolidated financial statements or notes thereto)

Independent Auditors’ Report

To the Board of Directors and Shareholders of Pioneer Corporation:

We have audited the accompanying consolidated balance sheets of Pioneer Corporation and subsidiaries as of March 31, 2000 and 2001, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2001 (all expressed in Japanese yen). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements do not present segment information concerning the Company’s operations which, in our opinion, is required for a complete presentation of the Company’s consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

In our opinion, except for the omission of segment information disclosures, such consolidated financial statements present fairly, in all material respects, the financial position of Pioneer Corporation and subsidiaries as of March 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Tokyo, Japan

May 2, 2001

Consolidated Balance Sheets
Pioneer Corporation and Subsidiaries
March 31

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 1)

Assets	2000	2001	2001

Current assets:

Cash and cash equivalents—

Cash, including time deposits of ¥83,197 million— $670,944 thousand (¥100,410 million in 2000)	¥151,805	¥121,127	$976,831

Marketable securities (Note 3)	1,606	1,598	12,887

Trade receivables—

Notes	7,174	8,079	65,153

Accounts	99,890	116,594	940,274

Allowance for doubtful notes and accounts	(5,077)	(5,895)	(47,540)

Inventories (Note 4)	91,517	94,429	761,524

Deferred income taxes (Note 8)	18,297	21,897	176,589

Prepaid expenses and other current assets	26,735	30,783	248,250

Total current assets	391,947	388,612	3,133,968

Investments and long-term receivables:

Marketable equity securities (Note 3)	31,590	23,639	190,637

Investments in and advances to affiliated companies (Note 5)	1,915	6,395	51,573

Sundry investments (Notes 3 and 15)	5,464	4,887	39,411

Long-term receivables, less allowance for doubtful accounts of ¥3,926 million—$31,661 thousand (¥3,916 million in 2000)	1,699	76	613

	40,668	34,997	282,234

Property, plant and equipment (Note 6):

Land	25,170	25,876	208,677

Buildings	101,478	105,256	848,839

Machinery and equipment	215,845	224,278	1,808,694

Construction in progress	2,581	3,490	28,145

Total	345,074	358,900	2,894,355

Accumulated depreciation	(211,325)	(219,143)	(1,767,283)

	133,749	139,757	1,127,072

Patents and other assets:

Patents, net of accumulated amortization of ¥23,048 million— $185,871 thousand (¥18,964 million in 2000)	3,763	3,484	28,097

Other assets (Note 8)	31,010	38,306	308,919

	34,773	41,790	337,016

Total	¥601,137	¥605,156	$4,880,290

See notes to consolidated financial statements.

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 1)

Liabilities and Shareholders' Equity	2000	2001	2001

Current liabilities:

Short-term borrowings (Note 6)	¥ 41,318	¥37,571	$302,992

Current portion of long-term debt (Note 6)	37,235	7,996	64,484

Accounts payable—trade	43,043	45,877	369,975

Accrued liabilities—

Taxes on income	5,513	6,008	48,452

Payroll	13,701	14,799	119,347

Other	44,519	48,196	388,677

Dividends payable	898	1,349	10,879

Other current liabilities	16,508	16,029	129,266

Total current liabilities	202,735	177,825	1,434,072

Long-term liabilities:

Long-term debt (Note 6)	47,060	38,304	308,903

Accrued pension and severance cost (Note 7)	16,743	30,472	245,742

Deferred income taxes (Note 8)	1,718	721	5,814

Other long-term liabilities	3,045	2,276	18,355

	68,566	71,773	578,814

Commitments and contingent liabilities (Note 17)

Minority interests	17,376	18,563	149,702

Shareholders’ equity (Note 9):

Common stock, ¥50 par value—

Authorized— 400,000,000 shares

Issued—179,587,798 shares—2000 and 179,894,370 shares—2001	48,452	48,843	393,895

Additional paid-in capital	80,705	81,458	656,919

Retained earnings	219,745	235,345	1,897,944

Accumulated other comprehensive income (Note 11)	(36,442)	(28,651)	(231,056)

	312,460	336,995	2,717,702

Total	¥601,137	¥605,156	$4,880,290

See notes to consolidated financial statements.

Consolidated Statements of Income
Pioneer Corporation and Subsidiaries
Year ended March 31

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)

	1999	2000	2001	2001

Operating revenue:

Net sales	¥568,857	¥596,411	¥626,539	$5,052,734

Royalty revenue	20,208	19,460	20,530	165,564

	589,065	615,871	647,069	5,218,298

Operating costs and expenses:

Cost of sales	398,947	428,575	447,389	3,607,975

Selling, general and administrative	170,002	163,703	165,861	1,337,589

	568,949	592,278	613,250	4,945,564

Operating income	20,116	23,593	33,819	272,734

Other income (expenses):

Interest income	3,107	3,072	4,920	39,677

Gain on sale and issuance of subsidiary stock (Note 18)	–	12,491	–	–

Foreign exchange gain (loss)	330	(5,132)	(1,192)	(9,613)

Interest expense	(4,622)	(4,679)	(4,301)	(34,685)

Other—net (Note 12)	(6,398)	(1,537)	947	7,637

	(7,583)	4,215	374	3,016

Income before income taxes	12,533	27,808	34,193	275,750

Income taxes (Note 8):

Current	9,111	12,097	15,011	121,057

Deferred	2,343	3,119	(691)	(5,573)

	11,454	15,216	14,320	115,484

Income before minority interest and equity in earnings (losses)	1,079	12,592	19,873	160,266

Minority interest in income of subsidiaries	(386)	(18)	(1,445)	(11,653)

Equity in earnings (losses) of affiliated companies (Note 5)	466	501	(130)	(1,048)

Net income	¥1,159	¥13,075	¥18,298	$147,565

	Yen			U.S. Dollars

	1999	2000	2001	2001

Per share of common stock and per American Depositary Share:

Net income (Note 16)

Basic	¥ 6.45	¥72.81	¥101.76	$0.82

Diluted	6.45	72.80	101.70	0.82

Cash dividends	¥10.00	¥10.00	¥ 15.00	$0.12

See notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity
Pioneer Corporation and Subsidiaries
Year ended March 31

		Millions of Yen

					Accumulated
	Outstanding		Additional		Other	Total
	Number of	Common	Paid-in	Retained	Comprehensive	Shareholders'
	Shares	Stock	Capital	Earnings	Income (Loss)	Equity

Balance at March 31, 1998	179,572,708	¥48,431	¥80,555	¥209,102	¥ (7,990)	¥330,098

Comprehensive income

Net income				1,159		1,159

Other comprehensive income (loss)					(16,274)	(16,274)

Comprehensive income (loss)						(15,115)

Value ascribed to warrants (Note 10)			56			56

Cash dividends (¥10.00 per share)				(1,795)		(1,795)

Balance at March 31, 1999	179,572,708	48,431	80,611	208,466	(24,264)	313,244

Comprehensive income

Net income				13,075		13,075

Other comprehensive income (loss)					(12,178)	(12,178)

Comprehensive income						897

Exercise of warrants	15,090	21	21			42

Value ascribed to warrants (Note 10)			73			73

Cash dividends (¥10.00 per share)				(1,796)		(1,796)

Balance at March 31, 2000	179,587,798	48,452	80,705	219,745	(36,442)	312,460

Comprehensive income

Net income				18,298		18,298

Other comprehensive income					7,791	7,791

Comprehensive income						26,089

Exercise of warrants	306,572	391	391			782

Value ascribed to warrants and stock option (Note 10)			362			362

Cash dividends (¥15.00 per share)				(2,698)		(2,698)

Balance at March 31, 2001	179,894,370	¥48,843	¥81,458	¥235,345	¥(28,651)	¥336,995

		Thousands of U.S. Dollars (Note 1)

					Accumulated
			Additional		Other	Total
		Common	Paid-in	Retained	Comprehensive	Shareholders'
		Stock	Capital	Earnings	Income (Loss)	Equity

Balance at March 31, 2000		$390,742	$650,847	$1,772,137	$(293,887)	$2,519,839

Comprehensive income

Net income				147,565		147,565

Other comprehensive income					62,831	62,831

Comprehensive income						210,396

Exercise of warrants		3,153	3,153			6,306

Value ascribed to warrants and stock option (Note 10)			2,919			2,919

Cash dividends ($0.12 per share)				(21,758)		(21,758)

Balance at March 31, 2001		$393,895	$656,919	$1,897,944	$(231,056)	$2,717,702

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Pioneer Corporation and Subsidiaries
Year ended March 31

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)

	1999	2000	2001	2001

Operating activities:

Net income	¥1,159	¥13,075	¥18,298	$147,565

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	32,117	32,852	32,405	261,331

Minority interest in income of subsidiaries	386	18	1,445	11,653

Equity in (earnings) losses of affiliated companies, less dividends	(159)	(250)	136	1,097

Deferred income taxes	2,343	3,119	(691)	(5,573)

Provision for pension and severance cost, less payments	3,228	1,763	(1,993)	(16,073)

Loss on sale of fixed assets	2,683	2,641	914	7,371

(Gain) loss on sale and write-down of investments and securities	876	(4,151)	(254)	(2,048)

Impairment losses of fixed assets	–	3,972	1,163	9,379

Gain on sale and issuance of subsidiary stock	–	(12,491)	–	–

Increase in notes and accounts receivable	(4,443)	(12,500)	(6,729)	(54,266)

Decrease in inventories	1,159	6,416	5,786	46,661

(Increase) decrease in prepaid expenses and other current assets	8,640	(691)	(2,430)	(19,597)

Increase (decrease) in accounts payable—trade	(8,903)	5,536	177	1,428

Increase (decrease) in accrued taxes on income	(2,149)	185	(1,204)	(9,710)

Increase in other accrued liabilities	999	3,820	1,184	9,548

Other	(32)	2,076	3,034	24,468

Net cash provided by operating activities	37,904	45,390	51,241	413,234

Investing activities:

Payment for purchase of fixed assets	(33,070)	(25,458)	(42,183)	(340,185)

Payment for investment securities	(716)	(476)	(5,798)	(46,758)

Payment for available-for-sale securities	(3,065)	(1,046)	(1,233)	(9,943)

Proceeds from sale of fixed assets and investment securities	2,569	5,675	5,631	45,411

Proceeds from sale of available-for-sale securities	1,423	6,140	1,789	14,427

Proceeds from sale and issuance of subsidiary stock	–	28,780	–	–

Decrease in loans	1,446	1,835	410	3,306

Other	(6,744)	(3,466)	(197)	(1,589)

Net cash provided by (used in) investing activities	(38,157)	11,984	(41,581)	(335,331)

Financing activities:

Proceeds from long-term debt	32,650	2,000	–	–

Payment of long-term debt	(9,898)	(6,292)	(37,760)	(304,516)

Increase (decrease) in short-term borrowings	(7,548)	1,158	(7,078)	(57,081)

Dividends paid	(1,795)	(1,796)	(2,247)	(18,121)

Other	(297)	791	518	4,178

Net cash provided by (used in) financing activities	13,112	(4,139)	(46,567)	(375,540)

Effect of exchange rate changes on cash and cash equivalents	(1,706)	(3,493)	6,229	50,234

Net increase (decrease) in cash and cash equivalents	11,153	49,742	(30,678)	(247,403)

Cash and cash equivalents, beginning of year	90,910	102,063	151,805	1,224,234

Cash and cash equivalents, end of year	¥102,063	¥151,805	¥121,127	$976,831

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Pioneer Corporation and Subsidiaries

1. Basis of presentation and significant accounting policies:

1) Basis of Presentation

Basis of Financial Statements—
The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which Pioneer Corporation (Pioneer Kabushiki Kaisha) (the “parent company”) is incorporated. The translation of Japanese yen amounts into U.S. dollar amounts for the year ended March 31, 2001 is included solely for the convenience of readers outside Japan and has been made at the rate of ¥124 to U.S.$1.00, the approximate rate of exchange at March 31, 2001. Such translation should not be construed as a representation that Japanese yen amounts could be converted into U.S. dollars at the above or other rate.
     The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America except for the omission of segment information concerning the operations of the parent company and its majority-owned subsidiaries (together, the “Company”), as required by Statement of Financial Accounting Standards (“SFAS”) No. 131.
     Effect has been given in the consolidated financial statements to adjustments which, because of either customary accounting practices in Japan or income tax law requirements, have not been entered in the Company’s general books of account. The major adjustments include those relating to (1) accounting for pension costs, (2) accounting for leases, and (3) accounting for foreign currency translation.

Nature of Operations —
The Company is engaged in the development, manufacture and sale of electronics products such as audio, video and car electronics, and of AV (audio/video) software on a global scale. The Company is one of the leading manufacturers of consumer, commercial and industrial AV products, including those employing laser optical disc technologies.
     The principal production activities of the Company are carried out in Japan and Southeast Asia. The Company’s products are generally sold under its own brand names, principally “Pioneer.” The principal markets for the Company are Japan, the United States of America, European countries and Asia. The Company sells its products to customers in consumer, commercial and industrial markets through its sales offices in Japan, and its sales subsidiaries and independent distributors overseas. On an original-equipment-manufacturer basis, the Company markets certain products, such as car electronics products, to other companies.

Use of Estimates—
The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of these statements and the reported amounts of revenues and expenses during the reporting period.
     Due to the inherent uncertainty involved in making estimates, actual results could differ from those estimates.

2) Summary of Significant Accounting Policies

Consolidation and Investments in Affiliated Companies —
The consolidated financial statements include the accounts of the parent company and its majority-owned subsidiaries. Investments in 20% to 50% owned companies are accounted for by the equity method of accounting. The excess of the cost of the investment in subsidiaries and 20% to 50% owned companies over the equity in the net assets at the date of acquisition is amortized over a 5-to-10-year period, with the exception of minor amounts which are charged to income in the year of acquisition, unless it is determined that the value of such investment should be written down to fair value. All significant intercompany transactions have been eliminated.
     Gains and losses resulting from the issuance of subsidiaries’ stock are recognized in consolidated earnings.

Foreign Currency Translation—
For all significant foreign operations, the functional currency is the local currency. Generally, all asset and liability accounts of foreign operations are translated into Japanese yen at year-end rates and all revenue and expense accounts are translated at rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated and reported as a component of shareholders’ equity.
     Foreign currency receivables and payables are translated at year-end exchange rates and resulting exchange gains and losses are recognized in earnings currently.

Revenue Recognition—
Sales are generally recorded when merchandise is shipped to customers based on purchase orders or when services are rendered to the third parties. In certain cases, terms of the contract require the product to pass customer inspection after shipment and the Company records the sale upon satisfactory customer acceptance. Royalty revenue is recognized based on royalty statements from licensees.

Cash and Cash Equivalents—
Consolidated cash and cash equivalents include cash on hand and deposits in bank including time deposits. The Company considers all time deposits with an original maturity of one year or less to be cash equivalents. Generally, such time deposits can be withdrawn at any time without diminution of the principal amount.

Marketable and Other Securities—
Under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” all debt securities and marketable equity securities held by the Company are classified as available-for-sale securities, and are carried at their fair values with unrealized gains and losses reported as a component of shareholders’ equity. Other investments other than marketable securities are stated at cost or less. The cost of securities is determined using the average-cost method.

Inventories—
Inventories are valued at the lower of cost, which is determined principally by the average-cost method, or market.

Property, Plant and Equipment and Depreciation—
Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based on the estimated useful lives of the assets.
     The estimated useful lives are as follows:

Buildings	3–65 years

Machinery and equipment	2–17 years

Patents—
The cost of patents, purchased when the Company acquired the business of a partnership, Discovision Associates, are amortized based on the straight-line basis over 10–20 years.

Long-Lived Assets—
The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the sum of expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized.
     During the year ended March 31, 2000, the Company recorded an impairment loss of ¥1,872 million related to previously purchased intangible assets of its karaoke business reflecting reduced revenue expectations from the business and ¥2,100 million related to a factory facility closed during the year.
     During the year ended March 31, 2001, the Company recorded an additional impairment loss of ¥1,163 million ($9,379 thousand) related to intangible assets of its karaoke business.

Income Taxes—
Income taxes are provided based on the asset and liability method of accounting. Deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at year-end. These deferred taxes are measured by applying currently enacted tax laws. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that all, or some portion, of such deferred tax assets will not be realized.

Accounting for Stock-Based Compensation—
The Company accounts for its stock-based compensation agreements using the fair value based method in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation.”

Earnings per Share—
Basic net income per share has been computed by dividing net income available to holders of common stock by the weighted-average number of shares of common stock outstanding during each year. Diluted net income per share reflects the potential dilution and has been computed on the basis that all dilutive warrants and stock options were exercised.

Derivatives—
Derivative financial instruments utilized by the Company are comprised principally of foreign exchange forward contracts, currency options and currency swaps. Foreign exchange forward contracts and currency options, the majority of which mature within six months, and currency swaps, which mature from 2001 to 2003, are designated as hedges of exposures to foreign exchange risk and interest risk. The Company does not hold or issue derivative financial instruments for trading purposes.
     Gains and losses on hedges of existing assets and liabilities are included in the carrying amounts of those assets and liabilities and are ultimately recognized in other income (expenses). Gains and losses related to qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognized in other income (expenses) or as adjustments of carrying amounts when the hedged transaction occurs. Unrealized gains and losses on forward contracts including foreign currency options intended as hedges for foreign currency risk of anticipated transactions with companies within the consolidated group are recognized currently in other income (expenses).

Reclassifications—
In fiscal 2001, “Minority interest in income of subsidiaries” previously included in Other—net of “Other income (expenses)” is presented separately. Previously reported amounts have been reclassified to conform to this presentation.
New Accounting Standard—
In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138. SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company will adopt SFAS No. 133 on April 1, 2001. The adoption of this standard will not have a material impact on the Company’s financial position, results of operations or cash flows.

2. Supplemental cash flow information:

Selected cash payments and noncash activities for the years ended March 31, 1999, 2000 and 2001 were as follows:

				Thousands of
	Millions of Yen			U.S. Dollars

	1999	2000	2001	2001

Cash payment for interest	¥4,607	¥4,608	¥4,889	$39,427

Cash payment for income taxes	11,266	11,953	16,245	131,008

Noncash investing activities:

Capitalized lease obligations incurred	1,082	259	141	1,137

3. Available-for-sale securities:

Cost, gross unrealized holding gains, gross unrealized holding losses and the aggregate fair value of available-for-sale securities at March 31, 2000 and 2001 were as follows:

	Millions of Yen

	2000				2001

		Gross	Gross			Gross	Gross
		Unrealized	Unrealized			Unrealized	Unrealized
		Holding	Holding	Aggregate		Holding	Holding	Aggregate
	Cost	Gains	Losses	Fair Value	Cost	Gains	Losses	Fair Value

Marketable equity securities:

Current	¥104	¥3	¥1	¥106	¥19	–	–	¥19

Non-current	8,963	23,298	671	31,590	9,754	¥14,972	¥1,087	23,639

Marketable debt securities:

Current	1,558	–	58	1,500	1,614	–	35	1,579

Non-current	134	–	9	125	128	–	28	100

Total	¥10,759	¥23,301	¥739	¥33,321	¥11,515	¥14,972	¥1,150	¥25,337

	Thousands of U.S. Dollars

	2001

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding	Aggregate
	Cost	Gains	Losses	Fair Value

Marketable equity securities:

Current	$153	–	–	$153

Non-current	78,661	$120,742	$8,766	190,637

Marketable debt securities:

Current	13,016	–	282	12,734

Non-current	1,033	–	226	807

Total	$92,863	$120,742	$9,274	$204,331

     Gross realized gains on available-for-sale securities for the years ended March 31, 1999, 2000 and 2001 were ¥1,123 million, ¥3,655 million and ¥1,556 million ($12,548 thousand), respectively. Gross realized losses for the years ended March 31, 1999, 2000 and 2001 were ¥152 million, ¥292 million and ¥2 million ($16 thousand), respectively.

     At March 31, 2001, the fair values of marketable debt securities which were classified as available-for-sale due in one year and due over one year were ¥128 million ($1,033 thousand) and ¥1,551 million ($12,508 thousand), respectively.

4. Inventories:

Inventories at March 31, 2000 and 2001 comprise the following:

			Thousands of
	Millions of Yen		U.S. Dollars

	2000	2001	2001

Finished products	¥48,657	¥52,501	$423,395

Work in process	18,481	16,921	136,460

Materials and supplies	24,379	25,007	201,669

Total	¥91,517	¥94,429	$761,524

5. Investments in and advances to affiliated companies:

Investments in and advances to affiliated companies principally represent the Company’s equity in the underlying assets of 20% to 50% owned companies. Dividends received from companies accounted for on an equity basis were ¥305 million, ¥251 million and ¥6 million ($49 thousand), respectively, for the years ended March 31, 1999, 2000 and 2001.

6. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2000 and 2001 comprise the following:

			Thousands of
	Millions of Yen		U.S. Dollars

	2000	2001	2001

Bank loans

Weighted average interest rate 3.54% at March 31, 2000 and 3.61% at March 31, 2001:

Unsecured	¥41,318	¥37,571	$302,992

     Long-term debt at March 31, 2000 and 2001 comprises the following:

			Thousands of
	Millions of Yen		U.S. Dollars

	2000	2001	2001

Loans, principally from banks, maturing serially through 2031 interest ranging from 0.88% to 4.00% at March 31, 2000 and 2001:

Secured	¥8,700	¥6,792	$54,774

Unsecured	18,967	13,100	105,645

2.15% Unsecured bonds due 2000	30,000	–	–

2.35% Unsecured bonds due 2005	15,000	15,000	120,968

2.80% Unsecured bonds due 2008	10,000	10,000	80,645

Long-term capital lease obligations, 3.27% to 7.00% at March 31, 2000 and 3.15% to 7.00% at March 31, 2001, due principally to 2005	881	665	5,363

Industrial development U.S. dollar revenue bonds due 2005 with fluctuating interest rates (4.70% at March 31, 2000, and 3.70% at March 31, 2001), subject to maximum rates of 15% in 2000 and 2001 and other	747	743	5,992

Total	84,295	46,300	373,387

Less—Portion due within one year	37,235	7,996	64,484

Total	¥47,060	¥38,304	$308,903

     The outstanding bonds indentures generally require the parent company to provide collateral for the outstanding bonds if the parent company provides collateral to new bonds issued in Japan.

     Land and buildings with a book value of ¥16,416 million ($132,387 thousand) were pledged as collateral for certain loans of the Company at March 31, 2001.

     The aggregate annual maturities of long-term debt during the five years ending March 31, 2006 are as follows:

		Thousands of
Year ending March 31	Millions of Yen	U.S. Dollars

2002	¥7,996	$64,484

2003	2,672	21,548

2004	1,623	13,089

2005	5,821	46,944

2006	15,926	128,435

     Substantially all short-term and long-term loans from banks are made under agreements which, as is customary in Japan, provide that the bank may, under certain conditions, require the borrower to provide collateral (or additional collateral) or guarantors with respect to the loans, and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. The Company has no compensating balance arrangements with any lending bank.

7. Pension plans and accrued severance cost:

The parent company and major domestic subsidiaries have trusteed non-contributory defined benefit pension plans which cover substantially all of their employees. The benefits are in the form of annuity payments and/or lump-sum payments and are based on points and length of service and conditions under which termination occurs. The Company’s policy is to fund amounts required to maintain sufficient plan assets to provide for accrued benefits, subject to the limitation on deductibility imposed by the Japanese income tax laws. The plan assets are invested primarily in interest-bearing securities, marketable equity securities and loan receivables. In February 2000, the parent company agreed with its labour union to amend its non-contributory pension plans in several respects. A major change was a change in the benefits calculation factor from basic salary amounts to points based on the position of and length of services rendered by employees. The amendment generated an unrecognized prior service gain of ¥9,728 million.
     The Company also sponsors a domestic contributory welfare pension plan covering substantially all of its Japanese employees. The benefits of the welfare pension plan are based on years of service and on the average compensation during years of service and subject to governmental regulations. The welfare plan consists of a basic component, which has been specified by the Japanese government’s welfare pension regulations, and an additional component established by the Company. Management considers that a portion of the contributory plans, which are administered by a board of trustees composed of management and labor representatives, represents a welfare pension plan carried on behalf of the Japanese government. Management believes that the benefit obligation for the additional component is approximately one fifth of the total benefit obligation. The welfare pension plan is funded in conformity with the funding requirements of applicable governmental regulations. The plan assets are invested primarily in interest-bearing securities, marketable equity securities and loan receivables.
     In September 2000, the Company amended its domestic contributory welfare pension plan in accordance with the amendment of Welfare Pension Insurance Act. A major change was a reduction of future pension benefit payments effective April 2000 and raising the eligibility age for pension benefit payments effective April 2002. The amendment generated an unrecognized prior service gain of ¥5,301 million ($42,750 thousand).
     Net periodic benefit costs for the non-contributory plans and the contributory plan of the parent company and certain domestic subsidiaries for 1999, 2000 and 2001 consisted of the following:

							Thousands of
	Millions of Yen						U.S. Dollars

	1999		2000		2001		2001

	Non-		Non-		Non-		Non-
	Contributory	Contributory	Contributory	Contributory	Contributory	Contributory	Contributory	Contributory
	Plans	Plan	Plans	Plan	Plans	Plan	Plans	Plan

Service cost	¥3,654	¥955	¥3,178	¥1,288	¥2,519	¥1,312	$20,315	$10,581

Interest cost	2,274	2,451	2,152	2,649	1,732	2,954	13,968	23,822

Expected return on assets	(1,281)	(1,438)	(1,328)	(1,508)	(2,091)	(2,450)	(16,863)	(19,758)

Amortization of unrecognized net actuarial loss	927	401	577	651	171	276	1,379	2,226

Amortization of unrecognized net assets at date of application	(163)	(344)	(163)	(344)	(163)	(344)	(1,315)	(2,774)

Amortization of unrecognized prior service gain	(9)	–	(9)	–	(535)	–	(4,315)	–

Net periodic benefit cost	¥5,402	¥2,025	¥4,407	¥2,736	¥1,633	¥1,748	$13,169	$14,097

     Reconciliations of beginning and ending balances of benefit obligations and the fair value of the plan assets are as follows:

					Thousands of
	Millions of Yen				U.S. Dollars

	2000		2001		2001

	Non-		Non-		Non-
	Contributory	Contributory	Contributory	Contributory	Contributory	Contributory
	Plans	Plan	Plans	Plan	Plans	Plan

Change in benefit obligation:

Benefit obligation at beginning of year	¥61,430	¥52,988	¥54,016	¥59,113	$435,613	$476,718

Service cost	3,178	1,288	2,519	1,312	20,315	10,581

Interest cost	2,152	2,649	1,732	2,954	13,968	23,822

Plan participants’ contribution	–	1,031	–	1,050	–	8,468

Plan benefit amendments	(9,728)	–	–	(5,301)	–	(42,750)

Actuarial (gain) loss	(503)	2,032	3,041	6,627	24,524	53,443

Benefits paid	(2,513)	(875)	(1,917)	(732)	(15,460)	(5,903)

Benefit obligation at end of year	¥54,016	¥59,113	¥59,391	¥65,023	$478,960	$524,379

Change in plan assets:

Fair value of plan assets at beginning of year	¥36,652	¥42,083	¥46,459	¥54,436	$374,669	$439,000

Actual return on plan assets	8,905	10,667	(5,934)	(6,473)	(47,855)	(52,202)

Employer contribution	3,415	1,530	3,726	1,618	30,049	13,048

Plan participants’ contribution	–	1,031	–	1,050	–	8,468

Benefits paid	(2,513)	(875)	(1,917)	(732)	(15,460)	(5,903)

Fair value of plan assets at end of year	¥46,459	¥54,436	¥42,334	¥49,899	$341,403	$402,411

Funded status	¥(7,557)	¥(4,677)	¥(17,057)	¥(15,124)	$(137,557)	$(121,968)

Unrecognized actuarial loss	8,561	9,993	19,456	25,267	156,903	203,766

Unrecognized net assets at the date of application	(1,135)	(2,329)	(972)	(1,985)	(7,838)	(16,008)

Unrecognized prior service gain	(9,840)	–	(9,305)	(5,301)	(75,040)	(42,750)

Net amount recognized	¥(9,971)	¥2,987	¥(7,878)	¥2,857	$(63,532)	$23,040

Amounts recognized in the statement of financial position consist of:

Accrued benefit liabilities	¥(11,398)	¥(2,336)	¥(14,181)	¥(12,965)	$(114,363)	$(104,557)

Accumulated other comprehensive income	1,427	5,323	6,303	15,822	50,831	127,597

Net amount recognized	¥(9,971)	¥2,987	¥(7,878)	¥2,857	$(63,532)	$23,040

Accumulated benefit obligation at end of year	¥51,333	¥56,772	¥56,515	¥62,864	$455,766	$506,968

Actuarial assumptions:

Discount rate	3.2%	5.0%	2.8%	4.5%

Rate of salary increase	–*	3.1%	–*	3.1%

Long-term rate of return on plan assets	3.5%	3.5%	4.5%	4.5%

*	Non-contributory plans are not pay-related after February 2000 amendment.

     The unrecognized prior service gain is being amortized over 18 years. The unrecognized actuarial loss and the unrecognized net assets at the date of initial application are being amortized over the average remaining service period of employees, both for the non-contributory plans and for the contributory plan.
     Substantially all of the employees of major U.S. subsidiaries are covered by a defined benefit pension plan. The projected benefit obligations for the plan and related fair value of plan assets were ¥2,551 million and ¥ 3,194 million, respectively, at March 31, 2000 and ¥3,509 million ($28,298 thousand) and ¥3,188 million ($25,710 thousand), respectively, at March 31, 2001.
     With respect to directors, provision is made for lump-sum severance indemnities on a basis considered adequate for such future payments as may be approved by the shareholders.
     The net charges to income for worldwide pension plans and severance indemnities for the years ended March 31, 1999, 2000 and 2001 were ¥8,849 million, ¥10,087 million and ¥4,560 million ($36,774 thousand), respectively.

8. Income taxes:

The Company is subject to a number of different income taxes which, in the aggregate, indicate a normal statutory tax rate of approximately 47.5% for the year ended March 31, 1999 and 42% for the years ended March 31, 2000 and 2001 in Japan.
     Income tax expense for the year ended March 31, 2000 included a ¥510 million charge resulting from the settlement of a proposed assessment from the Internal Revenue Service relating to a tax position taken in prior years in connection with a business realignment.
     The Company’s provision for income taxes differed from the provision for income taxes at the normal statutory tax rates in Japan as follows:

				Thousands of
	Millions of Yen			U.S. Dollars

	1999	2000	2001	2001

Computed tax expense at normal statutory tax rate	¥5,953	¥11,679	¥14,361	$115,815

Increase (decrease) resulting from:

Changes in valuation allowance, net of effects of carryforward loss expiration and exchange rate changes	1,750	7,076	2,004	16,161

Expenses not deductible for tax purpose	256	223	563	4,540

Difference in foreign and Japanese tax rates	(1,878)	(1,790)	(2,739)	(22,089)

Effect of tax rate change on deferred taxes	4,293	384	–	–

Write down of investment in a subsidiary	–	–	(1,092)	(8,806)

Effect of tax on gain from sale and issuance of subsidiary stock	–	(1,747)	–	–

Other	1,080	(609)	1,223	9,863

Provision for income taxes	¥11,454	¥15,216	¥14,320	$115,484

     Total income taxes provided for the years ended March 31, 1999, 2000 and 2001 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars

	1999	2000	2001	2001

Provision for income taxes	¥11,454	¥15,216	¥14,320	$115,484

Shareholders’ equity—directly charged (credited):

Minimum pension liability adjustments	(2,362)	5,657	(6,456)	(52,064)

Net unrealized gains on securities	480	(639)	(3,638)	(29,339)

Total	¥9,572	¥20,234	¥4,226	$34,081

     The significant components of the deferred tax assets and liabilities at March 31, 2000 and 2001 are as follows:

					Thousands of
	Millions of Yen				U.S. Dollars

	2000		2001		2001

	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Inventories	¥6,738	–	¥7,398	–	$59,661	–

Marketable equity securities	281	¥7,324	30	¥2,800	242	$22,581

Accrued expenses	5,566	–	6,406	–	51,661	–

Tax loss carryforwards	17,284	–	13,278	–	107,081	–

Pension and severance cost	6,745	–	12,951	–	104,444	–

Land	2,266	–	2,052	–	16,548	–

Depreciation	2,165	348	1,890	330	15,242	2,661

Royalty receivable	1,385	–	1,491	–	12,024	–

Other	9,215	1,937	15,324	2,421	123,581	19,524

Total	51,645	9,609	60,820	5,551	490,484	44,766

Valuation allowance	(16,503)	–	(17,792)	–	(143,484)	–

Total	¥35,142	¥9,609	¥43,028	¥5,551	$347,000	$44,766

     The valuation allowance principally relates to deferred tax assets for loss carryforwards of subsidiaries.
     During the years ended March 31, 2000 and 2001, the valuation allowances were increased by ¥4,774 million and ¥1,289 million ($10,395 thousand), respectively.
     Deferred tax assets—non-current of ¥8,954 million and ¥16,301 million ($131,459 thousand) are included in other assets in the accompanying consolidated balance sheets at March 31, 2000 and 2001, respectively.
     At March 31, 2001, the Company has tax loss carry-forwards which are available to reduce taxable income in subsequent periods. If not utilized, such loss carryforwards expire as follows:

		Thousands of
Year ending March 31	Millions of Yen	U.S. Dollars

2002	¥ 2,636	$21,258

2003	2,465	19,879

2004	3,962	31,951

2005	2,973	23,976

2006	292	2,355

Thereafter	25,034	201,887

Total	¥37,362	$301,306

     No provision for income taxes is recognized on undistributed earnings of foreign subsidiaries where the Company considers that such earnings are reinvested or would not, under the present Japanese tax laws, be subject to additional taxation should they be distributed to the parent company. Undistributed earnings of foreign subsidiaries (including related cumulative translation adjustments) at March 31, 2000 and 2001 amounted to approximately ¥88,328 million and ¥111,506 million ($899,242 thousand), respectively. It is not practical to estimate the amount of taxes that might be payable on the eventual remittance of such earnings.
     The domestic undistributed earnings would not, under the present Japanese tax laws, be subject to additional taxation.

9. Shareholders’ equity:

Common Stock and Additional Paid-in Capital—
As permitted by the Commercial Code of Japan (the “Code”) prior to April 1, 1991, the parent company had made free share distributions which were accounted for by a transfer from additional paid-in capital to common stock or without any transfers in the capital accounts.
     Companies in the United States issuing shares in similar transactions would be required to account for them as stock dividends. Had the distributions been accounted for in the manner adopted by the United States companies, ¥179,076 million ($1,444,161 thousand) would have been transferred from retained earnings to appropriate capital accounts as of March 31, 2001.

Retained Earnings—
Retained earnings consist of legal reserve and unappropriated retained earnings.
     The Code provides that an amount at least equal to 10% of all cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of capital stock.
     Under the Code, the amount available for dividends is based on unappropriated retained earnings as recorded on the books of the parent company. Certain adjustments, not recorded on the parent company’s books, are reflected in the financial statements as described in Note 1. At March 31, 2001, retained earnings recorded on the parent company’s books of account were ¥142,752 million ($1,151,226 thousand).
     The appropriations of retained earnings for the year ended March 31, 2001, which have been incorporated in the accompanying financial statements, will be proposed for approval at the general shareholders’ meeting to be held on June 28, 2001, and will be recorded in the parent company’s general books of account after shareholders’ approval.

10. Stock-based compensation plans:

The Company has two types of stock-based compensation plans as incentive plans for directors and selected employees.

Warrant plan—
Upon issuance of detachable warrant bonds by the parent company, a consolidated subsidiary purchased all of the bonds and the Company distributed the warrants at fair market value to directors and certain employees of the Company as a part of their remuneration.

Stock option plan—
In accordance with approval of shareholders’ meeting on June 29, 2000, the Company granted share subscription rights to employees. The Company recorded the fair value of the stock option as a part of their remuneration.

     A summary of information for the Company’ s stock-based compensation plans is as follows:

			Yen

				Weighted-Average	Number of
			Weighted-Average	Grant Date	Shares
Year	Plan	Exercisable Period	Exercise Price	Share Price	(Thousands)

1999	Warrant	From July 1, 1999 to June 8, 2001	¥2,783	¥2,520	269

2000	Warrant	From July 3, 2000 to September 12, 2002	2,188	1,925	320

2001	Warrant	From July 2, 2001 to September 25, 2003	4,729	4,543	284

2001	Stock option	From July 1, 2002 to June 30, 2005	4,400	4,250	191

			U.S. Dollars

				Weighted-Average
			Weighted-Average	Grant Date
Year	Plan	Exercisable Period	Exercise Price	Share Price

2001	Warrant	From July 2, 2001 to September 25, 2003	$38.14	$36.64

2001	Stock option	From July 1, 2002 to June 30, 2005	35.48	34.27

     Remuneration cost recognized for stock-based compensation plans for the years ended March 31, 1999, 2000 and 2001 were ¥56 million, ¥73 million and ¥362 million ($2,919 thousand), respectively.

     The weighted-average fair value per share at the date of grant for the warrants and the stock options granted during the years ended March 31, 1999, 2000 and 2001 were ¥ 208, ¥228 and ¥762 ($6.15), respectively, and were estimated using the Black-Scholes option-valuation model.

     A summary of the status of the Company’s warrants and options as of March 31, 1999, 2000 and 2001, and changes during the years is as follows:

			Weighted-Average Exercise
		Weighted-Average	Price per Share
	Number of Shares	Remaining Life
	(Thousands)	(Years)	Yen	U.S. Dollars

Outstanding at March 31, 1998	–		–

Granted	269		¥2,783

Exercised	–		–

Outstanding at March 31, 1999	269	2.3	2,783

Granted	320		2,188

Exercised	(15)		2,783

Outstanding at March 31, 2000	574	1.9	2,452

Granted	475		4,597	$37.07

Exercised	(306)		2,551	20.57

Outstanding at March 31, 2001	743	2.4	¥3,782	$30.50

Exercisable at March 31, 2000	254		¥2,783

Exercisable at March 31, 2001	268		¥2,338	$18.85

11. Other comprehensive income:

Change in accumulated other comprehensive income (loss) is as follows:

	Millions of Yen

			Cumulative Foreign	Total Accumulated
	Minimum Pension	Net Unrealized	Currency Translation	Other Comprehensive
	Liability Adjustments	Gains on Securities	Adjustments	Income (Loss)

Balance at March 31, 1998	¥(8,005)	¥12,122	¥(12,107)	¥(7,990)

Adjustments for the year	(2,611)	544	(14,207)	(16,274)

Balance at March 31, 1999	(10,616)	12,666	(26,314)	(24,264)

Adjustments for the year	7,824	(919)	(19,083)	(12,178)

Balance at March 31, 2000	(2,792)	11,747	(45,397)	(36,442)

Adjustments for the year	(8,847)	(5,085)	21,723	7,791

Balance at March 31, 2001	¥(11,639)	¥6,662	¥(23,674)	¥(28,651)

	Thousands of U.S. Dollars

			Cumulative Foreign	Total Accumulated
	Minimum Pension	Net Unrealized	Currency Translation	Other Comprehensive
	Liability Adjustments	Gains on Securities	Adjustments	Income (Loss)

Balance at March 31, 2000	$(22,516)	$94,734	$(366,105)	$(293,887)

Adjustments for the year	(71,347)	(41,008)	175,186	62,831

Balance at March 31, 2001	$(93,863)	$53,726	$(190,919)	$(231,056)

     Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Millions of Yen

	Before-Tax	Tax (Expense)	Minority	Net-of-Tax
	Amount	or Benefit	Interest	Amount

1999:

Minimum pension liability adjustments	¥ (4,973)	¥2,362	–	¥(2,611)

Net unrealized gains on securities:

Unrealized holding gains arising during year	1,978	(940)	¥ 17	1,055

Less—Reclassification adjustment for gains realized in net income	(971)	460	–	(511)

Net unrealized gains	1,007	(480)	17	544

Cumulative foreign currency translation adjustments	(14,328)	–	121	(14,207)

Other comprehensive income (loss)	¥(18,294)	¥1,882	¥138	¥(16,274)

2000:

Minimum pension liability adjustments	¥ 13,471	¥(5,657)	¥ 10	¥7,824

Net unrealized gains on securities:

Unrealized holding gains arising during year	1,194	(500)	(41)	653

Less—Reclassification adjustment for gains realized in net income	(2,711)	1,139	–	(1,572)

Net unrealized losses	(1,517)	639	(41)	(919)

Cumulative foreign currency translation adjustments	(19,561)	–	478	(19,083)

Other comprehensive income (loss)	¥ (7,607)	¥(5,018)	¥447	¥(12,178)

2001:

Minimum pension liability adjustments	¥(15,375)	¥ 6,456	¥ 72	¥ (8,847)

Net unrealized gains on securities:

Unrealized holding losses arising during year	(7,432)	3,121	45	(4,266)

Less—Reclassification adjustment for gains realized in net income	(1,308)	517	(28)	(819)

Net unrealized losses	(8,740)	3,638	17	(5,085)

Cumulative foreign currency translation adjustments	22,353	–	(630)	21,723

Other comprehensive income (loss)	¥ (1,762)	¥10,094	¥(541)	¥ 7,791

	Thousands of U.S. Dollars

	Before-Tax	Tax (Expense)	Minority	Net-of-Tax
	Amount	or Benefit	Interest	Amount

2001:

Minimum pension liability adjustments	$(123,992)	$52,064	$ 581	$(71,347)

Net unrealized gains on securities:

Unrealized holding losses arising during year	(59,936)	25,170	363	(34,403)

Less—Reclassification adjustment for gains realized in net income	(10,548)	4,169	(226)	(6,605)

Net unrealized losses	(70,484)	29,339	137	(41,008)

Cumulative foreign currency translation adjustments	180,266	–	(5,080)	175,186

Other comprehensive income (loss)	$ (14,210)	$81,403	$(4,362)	$ 62,831

12. Supplemental information:

Supplemental information for the years ended March 31, 1999, 2000 and 2001 is as follows:

				Thousands of
	Millions of Yen			U.S. Dollars

	1999	2000	2001	2001

Research and development expenses charged to cost and expenses	¥31,131	¥33,265	¥37,105	$299,234

Advertising costs charged to expense as incurred	11,694	10,682	10,434	84,145

Other—net as shown in other income (expenses) for the years ended March 31, 1999, 2000 and 2001 consisted of the following:

				Thousands of
	Millions of Yen			U.S. Dollars

	1999	2000	2001	2001

Net gains (losses) on sale and write-down of investments and securities	¥(876)	¥4,151	¥ 254	$2,048

Losses on sale and impairment of fixed assets	(2,683)	(4,741)	(914)	(7,371)

Other	(2,839)	(947)	1,607	12,960

Total	¥(6,398)	¥(1,537)	¥ 947	$7,637

13. Leased assets:

The Company leases certain land, machinery and equipment, office space, warehouses, computer equipment and employees’ residential facilities primarily under operating leases.

     Rental expenses under operating leases for the years ended March 31, 1999, 2000 and 2001 aggregated ¥8,389 million, ¥8,765 million and ¥5,962 million ($48,081 thousand), respectively. Such rentals relate principally to cancelable leases which are renewable upon expiration.
     The net minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2001 are as follows:

		Thousands of
Year ending March 31	Millions of Yen	U.S. Dollars

2002	¥2,803	$22,605

2003	1,405	11,330

2004	1,013	8,169

2005	696	5,613

2006	368	2,968

Thereafter	989	7,976

Total minimum future rentals	¥7,274	$58,661

14. Financial instruments:

Derivatives—
The Company operates internationally, giving rise to exposure to market risks from changes in foreign exchange rates and interest rates. Derivative financial instruments are utilized by the Company to reduce those risks but are not held or issued for trading purposes.

     To hedge certain purchase and sale commitments and anticipated but not yet committed transactions denominated in other than functional currencies, the Company enters into forward exchange contracts and purchases and writes currency options. Written options are entered into only with purchased options.
     The notional amounts of forward exchange contracts as of March 31, 2000 and 2001 were ¥12,790 million and ¥19,833 million ($159,944 thousand), respectively. The notional amounts of currency options purchased were ¥3,117 million and ¥1,921 million ($15,492 thousand) as of March 31, 2000 and 2001, respectively. The notional amount of currency options written was ¥1,254 million and ¥1,920 million ($15,484 thousand) as of March 31, 2000 and 2001, respectively.
     To change currency and interest rate features of intercompany finance transactions, the Company entered into currency swap contracts with banks. Currency swap contracts effectively changed, in substance, the U.S. dollars floating interest rate intercompany borrowings into Japanese yen fixed interest rate borrowings and the euro floating interest rate borrowings. The notional amounts of currency swap contracts as of March 31, 2000 and 2001 were ¥26,732 million and ¥29,209 million ($235,556 thousand), respectively.

Concentration of Credit Risk—
The Company distributes its products to a diverse group of domestic and foreign customers. Trade receivables arising from these sales represent credit risk to the Company. However, due to the large number and diversity of the Company’s customer base, concentration of credit risk with respect to trade receivables is limited. The Company performs ongoing credit evaluation of its customers’ financial condition and, generally, requires no collateral from its customers.

     Derivative financial instruments that the Company holds or issues may expose the Company to credit risks if the counterparties are unable to meet the terms of such contracts.
     The Company minimizes credit risk exposure of these derivatives by limiting the counterparties to major international banks and financial institutions as well as avoiding concentration with certain counterparties, and also by making frequent credit reviews of these counterparties. Management does not expect to incur any losses as the result of counterparty default.
     The net cash requirements arising from the previously mentioned risk management activities are not expected to be material.

15. Fair value of financial instruments:

The following table presents the carrying amounts and fair values of the Company’s financial instruments at March 31, 2000 and 2001:

					Thousands of
	Millions of Yen				U.S. Dollars

	2000		2001		2001

	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amounts	Value	Amounts	Value	Amounts	Value

Assets:

Long-term receivables	¥1,699	¥1,699	¥76	¥76	$613	$613

Liabilities:

Long-term debt, including current maturity	84,295		46,300		373,387

Less—Capital lease obligations	881		665		5,363

Long-term debt—net	83,414	84,596	45,635	47,235	368,024	380,927

Derivatives—unrealized gains (losses):

Forward exchange contracts	276	206	(737)	(737)	(5,944)	(5,944)

Currency swap	(958)	(1,038)	2,069	2,040	16,685	16,452

Interest rate swap	(3)	(9)	–	–	–	–

Currency option	27	80	7	7	56	56

Estimation of Fair Values—
The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments.

     Short-term financial instruments are valued at their carrying amounts included in the consolidated balance sheets, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach is applied to cash and cash equivalents, trade receivables, short-term borrowings and accounts payable—trade.
     The carrying amounts and the fair values of available-for-sale securities are disclosed in Note 3.
     Sundry investments included equity interests in non-public companies, amounting to ¥3,916 million and ¥3,764 million ($30,354 thousand) at March 31, 2000 and 2001, respectively, and memberships amounting to ¥1,423 million and ¥1,023 million ($8,250 thousand) at March 31, 2000 and 2001, respectively. The corresponding fair values at those dates were not computed as such estimation is not practicable.
     The fair values of long-term receivables were estimated by a discounting estimated future cash flows using current interest rates.
     The fair values of the Company’s long-term debt were estimated using a discounted cash flow analysis based on incremental borrowing rates for similar types of borrowing arrangements.
     The fair values of forward exchange contracts were estimated based on the quoted market rates of similar contracts. The currency swap and the interest rate swap were valued at replacement cost. The fair values of foreign currency options were measured using valuation models.

16. Basic and diluted earnings per share:

A reconciliation of the numerators and denominators of basic and diluted net income per share computation for the years ended March 31, 1999, 2000 and 2001 is as follows:

				Thousands of
	Millions of Yen			U.S. Dollars

	1999	2000	2001	2001

Net income available to common shareholders	¥1,159	¥13,075	¥18,298	$147,565

	Number of Shares (Thousands)

Weighted average common shares outstanding	179,573	179,574	179,813

Effect of dilutive warrants	–	32	103

Diluted common shares outstanding	179,573	179,606	179,916

		Yen		U.S. Dollars

Net income per share

Basic	¥6.45	¥72.81	¥101.76	$0.82

Diluted	6.45	72.80	101.70	0.82

17. Commitments and contingent liabilities:

Commitments outstanding at March 31, 2001 for the purchase of property, plant and equipment and advertisement payments approximated ¥2,455 million ($19,798 thousand).

     Contingent liabilities at March 31, 2001 principally for loans guaranteed in the ordinary course of business amounted to ¥3,333 million ($26,879 thousand).
     During the year ended March 31, 2001, the Company received a notice of proposed assessment from the German tax authorities for approximately DM55 million (¥3,075 million translated at the current foreign exchange rate at March 31, 2001) relating to a tax position taken in prior years concerning intercompany purchase prices. The Company officially challenged the proposed assessment by arbitration procedures. In the opinion of management, it is not possible at this time to determine the ultimate resolution of this matter.

18. Gain on sale of interest in subsidiary:

In March 2000, the Company sold a portion of its holdings in its wholly owned subsidiary, Tohoku Pioneer Corporation through an initial public offering reducing the Company’s ownership to 67.0%. Tohoku Pioneer Corporation engages in the development, manufacture and sale of electronics products.

     4,000 thousand shares were newly issued at ¥4,252 per share and 2,600 thousand shares were sold by the Company. The net cash proceeds from issuance of stock and sale of stock were ¥17,008 million and ¥11,772 million, respectively.
     Gain on issuance of stock was ¥7,136 million and gain on sale of existing stock was ¥5,355 million. Deferred taxes have been provided on a certain portion of gains from the issuance of new shares as the Company considers that it is possible to sell a part of its shareholdings while keeping its majority ownership.

19. Remuneration of directors and officers:

The aggregate remuneration (including bonuses and stock-based compensation [See Note 10]) charged to income by the parent company for directors and officers for the years ended March 31, 1999, 2000 and 2001 totaled ¥740 million, ¥733 million and ¥811 million ($6,540 thousand), respectively.

INDEPENDENT AUDITORS’ REPORT ON SUPPLEMENTAL INFORMATION

To the Board of Directors and Shareholders of Pioneer Corporation:

We have audited the consolidated financial statements of Pioneer Corporation and subsidiaries as of March 31, 2000 and 2001, and for each of the three years in the period ended March 31, 2001, and our report thereon appears on page F-2. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information listed in the index to consolidated financial statements and schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements. This supplemental information is the responsibility of the Company’s management. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte Touche Tohmatsu
Deloitte Touche Tohmatsu
Tokyo, Japan
May 2, 2001

PIONEER CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TO CONFORM WITH REGULATION S-X

A.	SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Unused lines of credit for short-term financing at March 31, 2001, approximated ¥193,760 million of which ¥30,000 million relates to commercial paper programs. Unused commitments for long-term financing arrangements at March 31, 2001 amounted to ¥9,300 million. There were no commitment fees.

B.	INCOME TAXES

Income before income taxes and income tax expense was comprised of the following components:

	Millions of Yen

	Year Ended March 31

	1999	2000	2001

Income (loss) before income taxes:

Domestic	¥(3,254)	¥8,342	¥5,967
Foreign	15,787	19,466	28,226

	¥12,533	¥27,808	¥34,193

Income taxes—Current:

Domestic	¥2,148	¥2,883	¥4,906
Foreign	6,963	9,214	10,105

	¥9,111	¥12,097	¥15,011

Income taxes—Deferred:

Domestic	¥3,398	¥2,927	¥(872)
Foreign	(1,055)	192	181

	¥2,343	¥3,119	¥(691)

C.	SHAREHOLDERS’ EQUITY

Retained earnings at March 31, 2001, include the parent company’s and its consolidated subsidiaries’ equity in undistributed earnings of 20% to 50% owned companies accounted for on an equity basis in the amount of ¥125 million.

SCHEDULE II

PIONEER CORPORATION AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

YEARS ENDED MARCH 31, 1999, 2000 AND 2001

	Millions of Yen
Allowance for
Doubtful Notes	Balance at	Charged to	Deductions		Balance at
and Accounts	Beginning	Costs and	for Accounts		End of
Receivables	of Period	Expenses	Written Off	Other	Period

				(a)

1999	¥ 11,143	¥ 1,156	¥ (798)	¥ (503)	¥ 10,998

2000	10,998	908	(2,466)	(447)	8,993

2001	8,993	1,164	(861)	525	9,821

(a)	Collection of accounts previously written off, translation adjustments, and effects of newly consolidated subsidiaries.