Form 20-F
period 2003-03-31
PIONEER CORP
filed 2003-08-07
CIK 78706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2003

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

Outstanding as of
March 31, 2003
Title of class	(Japan time)

Common Stock	175,434,808

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒ Item 18 ☐

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

A. Selected financial data

The following table presents selected financial information of the registrant at the dates and for each of the years indicated, and has been derived from our financial statements included elsewhere herein, which are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for segment data which is prepared in accordance with the regulations under the Securities and Exchange Law of Japan.

	(In millions of yen, except per share data)

	Year ended March 31

	1999	2000	2001	2002	2003

Consolidated Statement of Income Data:
Operating revenue (Note 5) (Note 6)	¥581,197	¥610,673	¥640,358	¥662,125	¥712,268
Operating income (Note 5) (Note 6)	17,433	18,852	32,905	17,941	31,352
Income before income taxes	12,533	27,808	34,193	15,343	28,630
Net income	1,159	13,075	18,298	8,047	16,078
Net income per share of common stock and per American Depositary Share (ADS) (Note 1) :
Basic	6.45	72.81	101.76	44.70	90.24
Diluted	6.45	72.80	101.70	44.69	90.24

Consolidated Balance Sheet Data:
Total assets	¥592,407	¥601,137	¥605,156	¥645,129	¥647,029
Short-term borrowings	46,153	41,318	37,571	45,867	29,893
Current portion of long-term debt	6,455	37,235	7,996	2,551	974
Long-term debt, less current portion	82,958	47,060	38,304	35,677	32,196
Shareholders’ equity	313,244	312,460	336,995	347,003	318,393
Number of shares issued (in thousands)	179,573	179,588	179,894	180,064	180,064

		(In millions of yen, except per share data
	and percentage amounts)

	Year ended March 31

	1999	2000	2001	2002	2003

Other Data:
Capital expenditures	¥33,070	¥25,458	¥42,183	¥46,996	¥40,782
Research and development (R&D) expenses	31,131	33,265	37,105	39,050	45,388
Cash flows from operating activities	37,904	45,390	51,241	57,110	91,734
Cash flows from investing activities	(38,157)	11,984	(41,581)	(51,148)	(35,453)
Cash flows from financing activities	13,112	(4,139)	(46,567)	(4,207)	(34,680)
Return on equity (Note 2)	0.36%	4.18%	5.63%	2.35%	4.83%
Return on assets (Note 3)	0.20%	2.19%	3.03%	1.29%	2.49%
Cash dividends declared per share of common stock and per ADS (Note 4):
Interim (in yen)	5.00	5.00	7.50	7.50	7.50
(in U.S. dollars)	0.04	0.05	0.07	0.06	0.06
Year-end (in yen)	5.00	5.00	7.50	7.50	10.00
(in U.S. dollars)	0.04	0.05	0.06	0.06	0.08

Notes:	1.	Basic net income per share of common stock and per American Depositary Share (“ADS”) has been computed based on the weighted average number of shares outstanding during each year. Diluted net income per share of common stock and ADS has been computed on the basis that all dilutive warrants and stock options were exercised. One ADS represents one share of common stock.
	2.	Net income as a percentage of average shareholders’ equity.
	3.	Net income as a percentage of average total assets.
	4.	Cash dividends in U.S. dollars are based on the noon buying rate in yen for cable transfers in New York City as certified for customs purposes by the Federal Reserve Bank of New York on the date of the dividend payment.
	5.	In fiscal 2000, we changed the reporting of income from patents and related expenses which had been previously presented in “Other income (expenses).” The gross patent revenue is presented as “Royalty revenue” and the related expenses are included in “Selling, general and administrative expenses.” Previously reported amounts have been reclassified to conform to this presentation.
	6.	In fiscal 2003, we adopted EITF (Emerging Issues Task Force) 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” The adoption resulted in a reduction in net sales and a corresponding decrease in selling, general and administrative expenses, with no effect on operating income. Also, starting fiscal 2003, we classified losses on sale and disposal of fixed assets, which were previously included in “Other—net” in “Other income (expense),” into “Selling, general and administrative expenses.” Previously reported amounts have been reclassified accordingly.

Exchange rates (yen per U.S. dollar)

The exchange rate between the yen and the U.S. dollar, based upon the noon buying rate in yen for cable transfers in New York City as certified for customs purposes by the Federal Reserve Bank of New York, was ¥120.47 = US$1.00 on August 4, 2003.

Year ended March 31	Average	High	Low	Period-end
1999	¥128.10	¥108.83	¥147.14	¥118.43
2000	110.02	101.53	124.45	102.73
2001	111.65	104.19	125.54	125.54
2002	125.64	115.89	134.77	132.70
2003	121.10	115.71	133.40	118.07

2003
January		117.80	120.18
February		117.14	121.30
March		116.47	121.42
April		118.25	120.55
May		115.94	119.50
June		117.46	119.87
July		117.24	120.55

For purposes of preparing our financial statements, we use rates obtained from the Tokyo foreign exchange market, which differ from the rates listed above.

B.  Capitalization and indebtedness

Not applicable

C.  Reasons for the offer and use of proceeds

Not applicable

D.  Risk factors

This section describes some of the risks that could affect our business. The factors listed below should be considered in connection with any forward-looking statements given in this annual report and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.” They are subject to the Cautionary Statement with Respect to Forward-Looking Statements appearing elsewhere in this annual report. This list is necessarily incomplete, as some risks may be as yet unknown to us. Any risk factor has the potential to adversely affect our business results, share price and financial condition.

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

Additionally, our operations may be indirectly affected by the economic conditions of regions where our competitors manufacture their products. For example, if a competitor enjoys lower local labor costs, it may be able to offer similar products at a lower price. As a result, our sales may be adversely affected. Also, a decrease in the value of the local currency in a region that produces parts and raw materials may lead to a decrease in production costs (on a yen or a U.S. dollar basis) not only to us but to other manufacturers as well. Such a trend may in turn bring about vigorous export competition and price-cutting, both of which could adversely affect our business results and financial condition.

Fluctuations in foreign currency exchange rates may adversely affect our business results and financial condition

Our operations involve the global production and distribution of products. Revenue and expense items that are denominated in local currency, such as sales, expenses and assets in each region, are translated into yen in preparing our consolidated financial statements. Depending on the rate of exchange at the time of currency translation, the values of such items in yen may be affected, even if their value has not changed in their original currency. Also, fluctuations in exchange rates may affect the local prices of our products and negatively impact their competitiveness in local markets. Generally, an appreciation of the yen against other currencies, particularly the yen against the U.S. dollar and the euro, in which we make significant sales, may adversely affect our business results and financial condition. Conversely, a depreciation of the yen against other currencies would have the opposite effect.

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

If we are unable to innovate and to develop attractive new products, our future growth and profitability may be adversely affected

We derive a substantial portion of our revenues from sales of innovative new products. We expect that sales of our new products — currently including DVD-related products, plasma and organic electroluminescent (OEL) displays and car navigation systems — will continue to account for a substantial portion of our revenues, and we expect our future growth to rely primarily on the continued development and sale of innovative new products.

While we believe that we are capable of continuing to develop innovative and attractive new products, the industry in which we operate is characterized by rapid changes, including technological changes. The process of developing and marketing new products is inherently complex and uncertain, and there are a number of risks, including the following:

•	We cannot assure you that we will have adequate funding and resources necessary for investments in new products and technologies.

•	We cannot assure you that our long-term investments and commitment of significant resources will result in successful new products or technologies. For example, we have invested substantial resources in the expansion of our production capacity for plasma display panels to meet anticipated demand, but such demand may not materialize.

•	We cannot assure you that we can anticipate successfully the new products and technologies which will gain market acceptance and that such products can be successfully marketed.

•	We cannot assure you that our newly developed products or technologies can be successfully protected as proprietary intellectual property rights.

•	Our products may become obsolete due to rapid advancements in technology and changes in consumer preferences.

•	A delay in commercializing new technologies now under development may prevent us from keeping up with market demand. For example, if we lag behind our competitors in the commercialization of active-matrix full-color OEL displays, which are now under development in our affiliated company, ELDis, Inc., we may not secure significant portions of this market.

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

Competition generally, and especially on price and standardization of products, may adversely affect our business results and financial condition

The electronics industry, including the audio, video and car electronics industry, is intensely competitive. We expect to face increased competition in the various product and geographic markets in which we operate. Our competitors include manufacturers and distributors, some of which have greater capital resources available for research, development, production and marketing. In addition, as new technology develops and as new electronics products gain increased market acceptance, it is possible that new competitors or alliances among existing competitors may emerge and rapidly acquire significant market share. While we believe we are one of the leading global manufacturers of advanced, high-quality and value-added electronics products, we cannot assure you that we will be able to compete effectively in the future. Pricing pressures or loss of potential customers resulting from our failure to compete effectively may adversely affect our business results and financial condition.

For example, competitors in the plasma display market may substantially increase their production capabilities or introduce alternative products at a lower price and cause market competition to intensify further. Moreover, due to standardization and the relative ease of imitation of products such as DVD players, competition from manufacturers in emerging markets may also continue to intensify. Our research into the development of new products generally requires large costs that competitive imitators may not need to incur. In an aggressive price-cutting environment we may find it difficult to maintain or increase our market share or remain profitable against low-cost and low-budget competitors.

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

The question of which format will prevail as the industry standard is not yet settled. Should the DVD- RW format fail to be accepted as the de facto industry standard, or otherwise fails to gain wide acceptance, our business results and financial condition would be adversely affected.

Substantial decline in our royalty revenue as a result of the expiration of our existing patents relating to laser optical disc technologies may adversely affect our business results and financial condition

Our patent, license and other intellectual property rights make a significant contribution to our net income. Although less than 2% of our revenue in fiscal 2003 was generated by our worldwide patents relating to laser optical disc technologies, these rights were responsible for approximately 35% of our operating income in fiscal 2003. The legal protections afforded these rights have a limited duration under applicable laws, and the length of protection varies from country to country or region. A significant portion of such patents expired in Europe and Japan at the end of fiscal 2003. As a result, our royalty revenue has started to decline substantially. This decline in royalty revenue may in turn have an adverse impact on our business results. While we are working to acquire patents owned by third parties and licensing such patents, we also license patents for third parties as a licensing agent. We do not expect that the revenue, if any, from such new patents/agencies will be sufficient to offset the decrease in royalty revenue resulting from the expiration of our existing patents. Royalty revenue from patent licensing also depends to a material degree on the sales of patented products by our licensees, making it hard for us to predict actual royalty revenue amounts. For a discussion of our patent licensing business, see “Item 4.B. Business overview–Nature of operations.”

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

•	Unexpected legal or regulatory changes

•	Unfavorable political or economic factors

•	Difficulties in recruiting and retaining personnel

•	Labor disputes including strikes

•	Less developed technological infrastructure, which can affect our production or other activities or result in lower customer acceptance of our products and services;

•	Potentially adverse tax consequences; and

•	Social, political or economic turmoil due to terrorism, war, or other factors

In order to produce our products competitively and to reduce costs, we aim to continue expanding production and parts procurement in the Shanghai and Dongguan areas of the People’s Republic of China (China). Nevertheless, we may experience difficulties in managing a production facility and entering into business arrangements in China in light of unexpected events, including political or legal changes, labor shortages or strikes or changes in economic conditions in China. Furthermore, the current outbreak of SARS (Severe Acute Respiratory Syndrome) in China may, depending on how this epidemic develops in the future, adversely impact our operations in China, including delays in production due to travel restrictions on employees, as well as disruptions in parts procurement and factory operations. Accordingly, such incidents could have an adverse impact on our business results and financial condition. For information on our China plants, see “Item 4.A. History and development of the Company–Principal capital expenditures, investments and divestitures.”

Our dependence on certain third-party manufacturers and suppliers for parts and components could adversely affect our business results and financial condition

While we strive to produce key components and parts internally, we are dependent on a number of outside manufacturers and suppliers. Third parties manufacture some of our most important components and parts, including semiconductors. Our arrangements with third-party manufacturers and suppliers are generally on a renewable short-term basis. While we have sought to assure supply where necessary through strategic alliances and other measures, we cannot assure you that we will not face shortages of key components from time to time. See “Item 4.B. Business overview–Raw materials and sources of supply” for a discussion of our outside manufacturers and suppliers. If we are forced to change our contracted manufacturers and suppliers, this could result in a reduction in the availability of components and parts essential to us or in an increase of our costs. In addition, in periods of high demand for consumer electronics products and when new components such as next generation semiconductors are introduced, producers of components and parts may not be able to produce enough components to meet our demand on a timely basis. We may also experience shortages or other material disruptions in our supply of components and parts due to natural disasters or other events beyond our control. Shortages of key components could result in increases in their prices, insufficient supply and quality control problems, and could adversely affect our business results and financial condition, as well as lead to strained relationships with our original equipment manufacturing (OEM) customers.

Our performance in the OEM business is substantially dependent on the performance of our customers’ business

We cater our OEM business to automobile manufacturers, electronics manufacturers, personal computer (PC) makers, the broadcasting industry and other large-scale businesses worldwide. The products we supply include car stereo products, DVD-R/RW drives, DVD-ROM drives, set-top boxes for cable-TV and digital satellite broadcast and OEL displays. Sales to business customers in these areas are significantly affected by the respective customers’ business results and by factors that are beyond our control. Further, price cutting to meet customer demands may cause a reduction in our profit margin. The under-performance of a customers’ business, the unexpected termination of contracts, changes in the purchasing practices of our OEM customers or aggressive price cutting to satisfy a large business customer’s demands may adversely affect our business results and financial condition.

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

Failure to achieve the goals of collaborations, tie-ups, and joint ventures with third parties may adversely affect our business results and financial condition

As part of our technological development process, we conduct many joint activities with other companies in the form of collaborations, technological tie-ups, or joint ventures intended to optimize management resources and utilize the synergy of combined technologies. We expect to continue to adopt an active approach to exploiting these opportunities. If differences arise among the participants of these joint activities due to managerial, financial or other reasons, we may not achieve the goals of these development projects, which may in turn adversely affect our business results and financial condition.

Governmental regulation may limit our activities or increase our costs of operations

Pioneer’s business and operations are subject to various forms of government regulation in countries in which we do business, including required business/investment approvals, as well as export regulations based on national security or other reasons and other export/import regulations such as tariffs. In addition, commercial, antitrust, patent, consumer, taxation, exchange control and environment/recycling laws and regulations also apply. If we are unable to comply with these regulations, they can serve to limit our activities. In addition, compliance with these regulations could result in increased costs. Accordingly, these regulations could adversely affect our business results and financial condition. See “Item 4.B. Business overview-Governmental regulation” for a discussion of certain government regulations applicable to us.

Damage to our production facilities as a result of disasters, outages or similar events may significantly reduce our production capacity, and adversely affect our business results and financial condition

We periodically carry out disaster prevention checks and facility maintenance at all of our facilities to minimize potential negative impact caused by disruptions on our manufacturing lines. We cannot assure you, however, that we can completely prevent or mitigate the effect of a disaster, outage or other disruption at our production facilities. For example, our plasma display products are currently manufactured mainly at our Shizuoka and Kofu plants, and we are in the process of expanding our manufacturing lines there. Accordingly, our plasma display panel production capacity could be significantly reduced in the event of a major earthquake or other disruption of operations at the Shizuoka and Kofu plants.

Employee retirement benefit costs and obligations may adversely affect our business results and financial condition

Pioneer is obligated to pay certain employee retirement benefit costs and obligations to qualifying employees upon their retirement. The amount of such employee retirement benefit costs and obligations are dependent on assumptions used in the relevant actuarial calculations. These assumptions include discount rates, future compensation levels, return on assets, retirement rates and mortality rates, which are based upon current statistical data, as well as long-term returns on plan assets and other factors. If actual results differ from the assumptions or assumptions are changed, the resulting effects are accumulated and systematically recognized over future periods and, therefore, generally affect recognized expense and recorded obligations in future periods. Our pension benefit costs have been increasing in recent fiscal years due to declining discount rates and negative returns on plan assets, and further declines of discount rates and lower returns on plan assets may adversely affect our business results and financial condition.

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

In fiscal 2001, we started supplying to PC makers DVD-R/RW drives that can record up to seven times as much data as conventional CD-R/RW drives. In fiscal 2002, we introduced to the Japanese consumer market hard disk drive (HDD) car navigation systems with faster search and display of routes to designated destinations. In fiscal 2003, we launched in Japan DVD recorders equipped with large-capacity HDDs, as well as car navigation systems incorporating a data communication module for access to the latest map data. Also, in June 2003, we began introducing recordable DVD drives for PC use, which are compatible with DVD-R, -RW, +R and +RW discs, to worldwide markets.

Effective April 1, 2003, Pioneer Video Corporation, a wholly-owned subsidiary of Pioneer, established Pioneer Micro Technology Corporation, by spinning off its semiconductor business. On the same day, Shizuoka Pioneer Corporation, a wholly-owned subsidiary of Pioneer, merged with Pioneer Video Corporation and changed its trade name to Pioneer Display Products Corporation.

Registered office

Pioneer’s registered office is located at 4-1, Meguro 1-chome, Meguro-ku, Tokyo 153-8654, Japan. Its telephone number is 81-3-3494-1111.

Principal capital expenditures, investments and divestitures

Capital expenditures were paid for principally out of our internally generated working capital. See the table in “Item 3.A. Selected financial data” for figures. The facilities for production comprised those for OEL displays and DVD pickups, and plants and machinery for plasma displays. See the table in “Item 4.D. Property, plants and equipment,” for a list of our principal plants.

To improve cost competitiveness and to reallocate a major portion of production to China, Pioneer established two production subsidiaries in China in fiscal 2001 and these plants began operation in the fall of 2001. We continue expanding parts procurement, designing products, and increasing the proportion of our production in China. Capital expenditures related to these two plants for fiscal 2002 and fiscal 2003 were ¥4.2 billion and ¥3.2 billion, respectively. In fiscal 2004, we plan to spend ¥3.5 billion to expand production capacity of these two plants further, which includes the construction of an additional production line for DVD-R/RW drives in the Guang Dong Plant. Upon completion of the new production line in the fall of 2003, the monthly production capacity for DVD-R/RW drives is expected to reach one million units.

In fiscal 2003, we started construction of a new manufacturing line for plasma displays at our plant in Shizuoka, Japan, to meet potential demand for plasma displays. Moreover, we plan to add another line in our Kofu Plant, which is expected to start operation in the spring of 2005. This will bring our annual production capacity to approximately 500 thousand units. The planned investment for these two lines aggregates to approximately ¥42 billion, including ¥5 billion paid by March 31, 2003.

In order to improve management efficiency by concentrating resources in strategic businesses, in July 2003 Pioneer reached a preliminary agreement to sell 100% of our shares in two of its wholly-owned subsidiaries, Pioneer LDC, Inc. and Pioneer Entertainment (USA) Inc., to Dentsu Inc., Japan’s largest comprehensive advertising agency. These subsidiaries are engaged in the audio/video software businesses in Tokyo, Japan and in California, U.S.A., respectively. The individual terms of these share transfers, including the transfer price, are yet to be determined. (See Note 21 in “Notes to Consolidated Financial Statements.”)

We intend to fund the capital requirement to fulfill these capital expenditure plans through internally generated cash.

B. Business overview

Strategy

We aim to be a leading provider of advanced, high-quality, value-added electronics products worldwide for consumer and business use. Our corporate philosophy is to “Move the Heart and Touch the Soul,” with products that are designed to increase satisfaction, comfort and convenience in everyday life.

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

Develop innovative, technologically-advanced products that meet and stimulate market demand

We believe our core strength is our ability to innovate. Throughout our history, we have focused on the development of unique products, and have attempted to be the front-runner and market leader in our product areas. Such areas have included dynamic speakers, car audio, LD and car navigation systems. Consistent with our strategy, we have introduced into the market several cutting-edge products, such as plasma displays and digital broadcast set-top boxes. In the DVD market, we were the first to commercialize a DVD recorder. We were also the first to introduce a four-color OEL display to the market. We intend to continue to take advantage of this strategy and attract customers by introducing differentiated products into the market ahead of our competitors.

Enhance our brand recognition and promote customer satisfaction

The cornerstone of our business foundation lies in the quality of our products and their ability to inspire consumer confidence. Accordingly, we focus on the enhancement of our brand image and customer satisfaction. In addition to the extensive quality control and assurance measures on the production side, we invest in various marketing campaigns to maintain and enhance the value of our brand. Combined with our worldwide brand slogan of “sound. vision. soul,” we aim to establish Pioneer as a brand driven by innovation and clearly differentiating ourselves from our competitors. We believe customer satisfaction is based not only on reliability and technology, but also on the impact of the quality of sound or vision delivered by our products.

Leverage our leadership position in the car electronics business

We believe one of our strengths lies in our core business segment, the car electronics business. We are one of the leading manufacturers in the world market for car audio products. We were the first in the industry to introduce car navigation systems to the Japanese consumer market in fiscal 1991 and have maintained a leading position by offering affordably priced and easy-to-operate DVD-ROM and advanced HDD-equipped models. In addition, in November 2002 we released in the consumer market the world’s first car navigation system that incorporates a data communication module for access to the latest map data. Sales in this category are gradually shifting from the consumer market to the OEM market as automobile manufacturers place greater emphasis on differentiation of their cars, and we intend to expand our market share by increasing OEM sales.

Focus on our strategic products targeting global markets

We focus on our strategic products where we are more likely to secure the “first-mover advantage” as a means of establishing market leadership. As part of our efforts to secure these leading market positions, we strive to play a major role in setting product standards. For example, we are promoting the DVD-RW format in DVD recorders and DVD-R/RW drives. This format has already gained support from other major consumer electronics companies such as Sony and Sharp. We also aim to differentiate ourselves by introducing to targeted markets innovative plasma displays, OEL displays and HDD car navigation systems. We market these strategic products on a global basis. Although certain technological customization is required, most of our key products are currently sold in virtually all major economies in the world.

Adopt optimal production methods to maximize profitability

We strive to adopt ideal production methods catered to each type of product and market demand. While we focus on reducing manufacturing and operating costs, our goal is to achieve overall efficiency in production by, for example, taking into account the proximity of the end-market, production facilities and labor costs. Consequently, to produce our strategic products we established two new plants in China and started production of DVD-related and car electronics products in fiscal 2002. We are continuing to expand parts procurement, design products, and increase the proportion of our production in China. Also, to meet the fast-growing demand for plasma displays, we began adding production lines in Shizuoka and Kofu in Japan, and aim to expand annual production capacity to approximately 500 thousand units by the spring of 2005. To enhance cost competitiveness and achieve economies of scale, we sell our key products on an OEM basis to other manufacturers. In addition, targeting optimally efficient control of inventory worldwide, we introduced supply chain management in April 2002 to certain departments within the Pioneer group.

Strategic Focus — “Pioneer Group Vision”

Consistent with the strategies described above, in fiscal 1999 we announced “Pioneer Group Vision,” a medium-term initiative, with the intent of revitalizing Pioneer and its business through the achievement of two financial targets by the end of March 2006, as well as four business targets. They are as follows.

Financial targets for the fiscal year ending March 2006:

•	¥1.2 trillion of consolidated operating revenue

•	ROE (Return on Equity) in excess of 10%

Business targets:

(i) No. 1 in DVD worldwide

We believe the DVD format will remain the dominant high-density, high-capacity medium for sound, video and data recording, storage and playback for the foreseeable future. As one of the leaders in this field, we have introduced attractive models of consumer-use DVD recorders, DVD home theater systems, DVD car navigation systems as well as DVD-R/RW drives for PC use. Pioneer believes that these DVD products have a competitive edge in design, function and price, contributing to the expansion of its DVD business.

(ii) Establishing a business foundation for plasma displays and OEL displays

We believe large-screen plasma displays offer significant advantages over cathode ray tubes (CRTs). Among other advantages, plasma displays are thinner and lighter than CRTs. Thus, we expect that plasma display panels in the future will capture a substantial portion of the larger-screen TV market, in which currently CRTs and projection TVs are dominant. Since introducing the first plasma displays in fiscal 1998, we have established a solid presence both in consumer and commercial markets worldwide as a result of our excellent reputation for the large-screen high-resolution images of our plasma displays. To meet increasing demand, we aim to continue expanding our production capacity of plasma display panels by establishing production lines at our Shizuoka and Kofu plants in Japan, enabling us to produce approximately 500 thousand units per year by the spring of 2005.

OEL display is another type of display, which we are promoting aggressively. In fiscal 1998, we became the first in the world to market car electronics products equipped with an OEL display, and in fiscal 2000 we were the first company to mass-produce four-color OEL displays. OELs are particularly well-suited for small size displays, and in fiscal 2001 we supplied OEL displays for use in cellular phones of a major U.S. cellular phone manufacturer. To strengthen our market position, Tohoku Pioneer Corporation, Pioneer’s majority-owned subsidiary, established a joint venture company, ELDis, Inc., in fiscal 2001 with Semiconductor Energy Laboratory Co., Ltd. and Sharp Corporation to develop and manufacture active-matrix full-color OEL displays.

(iii) From stand-alone to network

Our current approach is to develop network-related products drawing upon our strength as a consumer- and business-use electronics product manufacturer. We believe we have a competitive advantage in the interface function, where information is delivered to users. We believe we have an excellent brand image, as well as many years of experience in analog/digital cable-TV and digital broadcast markets through the sale of our set-top boxes. We are strengthening the synergy of digital home network-linkage of entertainment/information systems, such as audio/video components, DVD players, DVD recorders, plasma displays and set-top boxes.

(iv) Toward the key-device, key-technologies business

To keep up with the accelerated pace of change in the electronics industry, it is important for us to promote key technologies and key devices, collaborating with third parties when beneficial. We believe such collaboration generates synergies that can create new advances in our key technologies and optimizes the use of our resources.

We believe that a producer of key devices is better able to develop and offer broader product differentiation and to influence the direction of market trends than a company that merely assembles products. Our strategically important key devices are DVD pickups, plasma display panel modules, speaker units, CD mechanisms for car manufacturers and OEL display panels for mobile phone companies.

Nature of operations

We develop, manufacture and sell electronics products such as audio, video and car electronics on a global scale. We are one of the leading innovators of differentiated DVD products and plasma displays. We also have the largest worldwide market share of car electronics products such as car navigation systems.

Our principal production activities are carried out in Asia, including Japan. Our products are generally sold under our own brand names, principally “Pioneer.” Our primary markets are Japan, North America, Europe and Asia. We sell our products to customers in consumer and business markets through sales offices in Japan, and through sales subsidiaries of Pioneer and independent distributors outside of Japan. In addition, on an OEM basis, we market certain products, such as car electronics products, DVD-R/RW drives, digital broadcast set-top boxes and OEL displays to other companies.

In fiscal 2003, we reclassified reportable segments into four categories — “Home Electronics,” “ Car Electronics,” “Patent Licensing,” and “Others.” Previous figures for the corresponding period have been restated accordingly. (The consolidated financial statements included in this annual report and the financial information below are prepared in accordance with U.S. GAAP, except for segment data which is prepared in accordance with relevant regulations under the Securities and Exchange Law of Japan. Specifically, such segment information is required to be reported by reportable industrial segment, whereas segment information is required to be reported by reportable operating segment under U.S. GAAP.)

The profit margins in the “Patent Licensing” segment are substantially higher than those in the other three segments, since costs related to patent licensing are limited principally to amortization of patent rights and expenses for licensing activities.

The following table sets forth our operating revenue from unaffiliated customers by business segment for the respective periods indicated:

Operating Revenue from Unaffiliated Customers by Business Segments
(In millions of yen, except for percentage amounts)

	Year ended March 31

	2001		2002		2003

Home Electronics
Domestic	¥55,201	8.6%	¥58,111	8.8%	¥72,487	10.2%
Overseas	164,742	25.7	157,334	23.7	156,257	21.9

Total	¥219,943	34.3%	¥215,445	32.5%	¥228,744	32.1%

Car Electronics
Domestic	¥94,175	14.7%	¥95,578	14.4%	¥105,736	14.8%
Overseas	153,547	24.0	162,094	24.5	175,354	24.7

Total	¥247,722	38.7%	¥257,672	38.9%	¥281,090	39.5%

Others
Domestic	¥79,995	12.5%	¥86,626	13.1%	¥103,233	14.5%
Overseas	72,168	11.3	84,794	12.8	86,617	12.1

Total	¥152,163	23.8%	¥171,420	25.9%	¥189,850	26.6%

Patent Licensing	¥20,530	3.2%	¥17,588	2.7%	¥12,584	1.8%

Total Operating Revenue	¥640,358	100.0%	¥662,125	100.0%	¥712,268	100.0%

Home Electronics:

This segment includes stereo systems, receivers, amplifiers, tuners, CD players, CD recorders, minidisc (MD) systems, cassette tape decks, speaker systems, DVD players, DVD recorders, laser disc (LD) players, plasma displays, projection TVs, equipment for cable-TV systems, digital broadcast set-top boxes and telephones.

Sales by product for fiscal 2003 in Home Electronics are as follows: DVD players and DVD recorders accounted for the largest sales in this segment. In Japan, DVD recorders, particularly those equipped with a large capacity HDD that we launched in fall 2002, recorded a large increase in sales. Plasma displays for home use have rapidly grown, and contributed significantly to sales in this segment. Sales of stereo systems accounted for a significant portion of sales as well.

We believe the traditional home audio markets of Japan, North America and Europe have matured and accordingly, price competition in these markets is strong. We do not expect the traditional home audio markets in these regions to grow substantially. We believe growth will come from new products, such as DVD-related products and plasma displays. JEITA (Japan Electronics and Information Technology Industry Association) forecasts an approximately 50% increase in consumer DVD player and DVD recorder sales worldwide, from 45 million units in 2002 to 68 million in 2007. It also forecasts that sales of plasma displays worldwide will increase approximately 10 times, from 0.4 million units in 2002 to 4.4 million in 2007. In our DVD business, we are shifting the emphasis from price-competitive DVD players to higher value-added DVD recorders and DVD home theater systems. In our plasma display business, we continue to vigorously promote 50- and 43-inch models of high-definition plasma displays in the worldwide market.

Car Electronics:

This segment includes car stereos, car CD players, car MD players, car DVD players, car speakers and car navigation systems.

Sales by product for fiscal 2003 in Car Electronics are as follows: Car CD players accounted for the largest sales in this segment. In Japan, our car navigation systems accounted for approximately half of sales in this segment.

Both in Japan and outside Japan, sales in this group are generally made in the consumer market and to automobile manufacturers on an OEM basis for installation in new cars on production lines or as optional parts. Sales in this category are gradually shifting from the consumer market to the OEM market, as automobile manufacturers place greater emphasis on differentiation of their cars. Our strong brand recognition in both markets is helping us maintain our leading market share of car electronics products on a global basis. We became the first manufacturer in the world to introduce car navigation systems for the consumer market when we launched our first car navigation systems to the Japanese market in fiscal 1991, and since then have maintained a leading position by offering affordably-priced and easy-to-operate DVD-ROM and advanced HDD-equipped models. JEITA forecasts that sales of car navigation systems worldwide will increase approximately 2.5 times, from 4.1 million units in 2002 to 11.4 million in 2007. In November 2002, we released in the consumer market the world’s first car navigation system that incorporates a data communication module for access to the latest map data. In the car audio business, we also strive to widen our market share with new products and innovations, such as car CD players with OEL displays and in-car entertainment systems. As we keep introducing innovative car electronics products, we will continue to seek to distinguish our products from our competitors.

Patent Licensing:

This segment includes the licensing of patents related primarily to laser optical disc technologies.

Most of the royalty revenue from this segment is obtained from licensing patents relating to laser optical disc technologies that are held by Discovision Associates, our wholly-owned U.S. partnership. The legal protections afforded these rights have a limited duration under applicable laws, and the length of protection varies from country to country or by region. Although a significant portion of these patents have expired in certain regions such as Japan and Europe, some have not expired and remain valid. We are currently seeking to develop new sources of revenue by acquiring patents held by third parties and licensing such patents, and also by licensing patents for third parties as a licensing agent.

Royalty revenue from Patent Licensing of digital playback/recording equipment, such as CD-ROM and CD-R drives, accounted for a substantial portion of revenue in this segment in fiscal 2002. In addition, patent licensing of digital discs contributed significantly to royalty revenue. As world PC market sales continued to slump, our revenue from patent licensing was negatively affected in fiscal 2003. Additionally, a number of these patents in Europe and Japan expired at the end of fiscal 2003, further resulting in a substantial decrease in royalty revenue.

Revenue from the Patent Licensing segment is substantially less than from our other segments, constituting less than 2% of operating revenue for fiscal 2003. However, the contribution of this segment to our operating income is substantial compared to its contribution to our operating revenue, constituting approximately 35% of our operating income in fiscal 2003.

Others:

This segment includes products primarily for business use, such as DVD-R/RW drives, DVD-ROM drives, factory automation systems, OEL display panels, devices and parts, DVDs, LDs, prerecorded videocassettes, CDs, and optical disc manufacturing systems.

Sales by product for fiscal 2003 in this segment are as follows: DVD-R/RW drives accounted for the largest sales in this group. DVDs also contributed materially to sales in this segment, due mainly to the expansion of the DVD player market, especially in Japan.

Our computer peripheral sales have shifted from DVD-ROM to DVD-R/RW drives. In fiscal 2001, we began supplying DVD-R/RW drives to PC makers on an OEM basis. The DVD-R/RW drives can record, both on a write-once DVD-R disc and a rewritable DVD-RW disc, up to seven times as much data as on a CD-R or CD-RW disc. In fiscal 2002, we launched a Pioneer-brand DVD-R/RW drive, the world’s first model that reads and writes data on all DVD-R, DVD-RW, CD-R and CD-RW discs. In fiscal 2003, we introduced new DVD-R/RW models which are capable of 4X recording for DVD-R discs and 2X recording for DVD-RW discs, respectively. JEITA forecasts strong growth in write-once/rewritable DVD drives including DVD-R/RW drives, from 5.5 million units in 2002 to 52 million units in 2005 worldwide.

Principal markets

The following table sets forth our operating revenue from unaffiliated customers by geographic market for the respective periods indicated:

Operating Revenue by Geographic Market
(In millions of yen, except for percentage amounts)

	Year ended March 31

	2001		2002		2003

Japan	¥229,371	35.8%	¥240,315	36.3%	¥281,456	39.5%
North America	209,639	32.8	197,135	29.8	198,297	27.8
Europe	125,071	19.5	131,065	19.8	132,979	18.7
Other Regions	76,277	11.9	93,610	14.1	99,536	14.0

Total	¥640,358	100.0%	¥662,125	100.0%	¥712,268	100.0%

Note:	Operating revenue by geographic market represents revenue from unaffiliated customers, based on the geographic location of each unaffiliated customer.

Seasonality

Global sales of the electronics products are seasonal. Sales for the third quarter (ending December 31) of each fiscal year are generally higher than those of other quarters of the same fiscal year, due to increased demand during the year-end holiday season. In Japan, sales of car electronics products generally increase in the summer months, due to increased car usage for summer vacations.

Marketing channels

We sell our products to a large number of retailers and distributors through our sales offices in Japan and through Pioneer’s sales subsidiaries and independent distributors outside Japan. In addition, we market certain products, such as car electronics products and DVD-R/RW drives, on an OEM basis to other manufacturers for resale under their own brand names. Our business is not materially dependent upon any particular customer or group of customers. Most of our sales are made from inventory rather than against customer orders. Our products generally are sold under our own brand names, principally “Pioneer.”

After-sales service

We maintain a policy of providing repair and other services in the countries where our products are sold. In Japan, after-sales service is provided through Pioneer’s wholly-owned service subsidiary, Pioneer Services Network Corporation (PSN), and authorized servicing companies. Pioneer established PSN in April 2000 to enhance the efficiency of our operations for after-sales services and offer such services with higher quality. In countries where Pioneer’s subsidiaries are located, such as the United States and certain European countries, after-sales services are provided by such subsidiaries or through their authorized independent servicing companies. In other countries, such services are generally performed by our local distributors.

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

No single source accounted for more than 5% of total supply purchases in fiscal 2003. We have not experienced any material difficulties in obtaining raw materials, parts and products and believe that we will continue to be able to obtain them to meet our needs.

Semiconductors account for the largest percentage of parts purchased in fiscal 2003 (on a yen basis), representing approximately 40% of our total purchases. We purchase semiconductors from various suppliers, mainly pursuant to the terms of our basic supply agreement. Our basic supply agreement generally has a term of one year, with an automatic renewal clause. Where we do not have two or more suppliers, we seek longer term contracts or bulk purchases and place our order 3 to 4 months earlier than our usual practice to reduce the risk of being unable to obtain key parts. We purchase a portion (approximately 10%) of our semiconductor parts, which are custom-made for our needs in accordance with our designs and specifications, from STMicroelectronics N.V. While we do not currently have an alternative source for the type of semiconductors supplied by STMicroelectronics N.V., we have entered into a strategic alliance with STMicroelectronics N.V. to secure a stable source of supply.

To date, the prices of parts and other principal raw materials used by Pioneer to produce its products have remained relatively stable.

We plan to increase the percentage of raw materials and parts we purchase through online network systems, including the Internet. We believe this will contribute to more timely manufacturing and a decrease in production costs.

Patents and licenses

We hold a variety of patents, including those relating to laser optical disc technology, in Japan and other countries, while we in turn are licensed to use a number of patents owned by third parties. We consider certain patents licensed from third parties to be important to our business. In particular, the patents licensed from Dolby Laboratories Licensing Corporation for such devices as noise reduction, from Koninklijke Philips Electronics N.V. for CD products and LD products, from Thomson Licensing S.A. for CD products and LD products and from MPEG LA, L.L.C. for digital video products are utilized in products accounting for a substantial portion of our net sales. Termination of such license agreements would have a material adverse effect on our business, although we have no reason to believe that such termination will occur.

Competition

We believe that we compete successfully and that we have a leading market position with respect to car electronics, plasma displays and DVD-related products. Our products, however, are exposed to intense competition in Japan and overseas. Our competitors, which vary in size, area of distribution, range of products and financial resources, are principally companies based in Japan and Europe, some of which are large, integrated home electric or electronic appliance manufacturers having substantially larger capital resources than we do. The electronics industry in general has been subject to substantial price competition in light of decreased demand. In addition, electronics companies in Asia, particularly those from Korea and China, pose a severe threat through price competition. To counter this intense competition, we place great emphasis on extensive marketing to stimulate demand for innovative and value-added products. Furthermore, we concentrate our efforts on technological research, quality control, sales promotion and the lowering of production costs by increasing procurement of parts and products made outside Japan and other measures. See also “Item 3.D. Risk factors — Competition generally, and especially on price and standardization of products, may adversely affect our business results and financial condition” and “Item 4.B. Business overview — Strategy.”

Import restrictions

In certain areas of the world, our products encounter tariffs and other import restrictions. Tariffs applied to our products vary depending upon the classification of such products and the countries into which such products are imported. Import restrictions, such as prohibitions on imports of certain products, vary from nation to nation. To respond to this situation, we manufacture our products in certain locations outside Japan as well as commissioning their production to independent manufacturers.

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

C.  Organizational structure

Our basic corporate structure is shown in the following chart:

Note:	Effective April 1, 2003, Pioneer Video Corporation, a wholly-owned subsidiary of Pioneer, established Pioneer Micro Technology Corporation by spinning off its semiconductor business. On the same day, Shizuoka Pioneer Corporation, a wholly-owned subsidiary of Pioneer, merged with Pioneer Video Corporation and changed its trade name to Pioneer Display Products Corporation.

The following table sets forth the principal subsidiaries owned, directly or indirectly, by Pioneer.

		Ownership
	Country of	interest and
Name of subsidiary	incorporation	voting interest	Principal business

Tohoku Pioneer Corporation	Japan	66.9%	Manufacture of car electronics products and OEL display panels

Pioneer Micro Technology Corporation*	Japan	100.0%	Manufacture and distribution of ICs and LSIs

Pioneer Display Products Corporation*	Japan	100.0%	Manufacture of displays

Pioneer North America, Inc.	U.S.A.	100.0%	Coordination of the activities of Pioneer’s North American subsidiaries and affiliates

Pioneer Electronics (USA) Inc.	U.S.A.	100.0%	Distribution of electronics products, and customer support of our products and strategic shared services of Pioneer’s U.S. subsidiaries

Pioneer Electronics Capital Inc.	U.S.A.	100.0%	Financing to Pioneer and its subsidiaries

Discovision Associates**	U.S.A.	100.0%	Licensing of worldwide patents relating to laser optical disc technologies

Pioneer Europe NV	Belgium	100.0%	Coordination of the activities of Pioneer’s European subsidiaries and affiliates, and distribution of electronics products

Pioneer Electronics Asiacentre, Pte. Ltd.	Singapore	100.0%	Coordination of the activities of Pioneer’s Asian subsidiaries and affiliates, and manufacture and distribution of electronics products

Pioneer China Holding Co., Ltd.	China	100.0%	Coordination of the activities of Pioneer’s Chinese subsidiaries and affiliates and distribution of electronics products

*	Effective April 1, 2003, Pioneer Video Corporation, a wholly-owned subsidiary of Pioneer, established Pioneer Micro Technology Corporation by spinning off its semiconductor business. On the same day, Shizuoka Pioneer Corporation, a wholly-owned subsidiary of Pioneer, merged with Pioneer Video Corporation and changed its trade name to Pioneer Display Products Corporation.

**	Discovision Associates (DVA) is a general partnership organized under the laws of the State of California in the United States.

D. Property, plants and equipment

Our manufacturing operations are conducted principally in Japan, Southeast Asia and China. Of the total of 34 plants, 16 plants are in Japan and the remaining 18 are outside Japan. The following table sets forth information, as of March 31, 2003, with respect to our principal plants.

Name of plant		Floor space
(Name of company		(square feet)
which owns the plant)	Location	[leased space]	Principal products

Japan

Shizuoka Plant (Shizuoka Pioneer Corporation)	Fukuroi, Shizuoka	558,000	Plasma displays

Tendo Plant (Tohoku Pioneer Corporation)	Tendo, Yamagata	504,000	Cassette car stereos, Car CD/MD players, Car speakers, Loudspeakers

Tokorozawa Plant (Pioneer Corporation)	Tokorozawa, Saitama	490,000	Stereo systems, Individual stereo components, DVD players, DVD-R/RW drives, DVD recorders

Kofu Plant (Pioneer Video Corporation)	Nakakoma, Yamanashi	428,000	DVDs, DVD-R/RW discs, CDs, Plasma display panels

Kawagoe Plant (Pioneer Corporation)	Kawagoe, Saitama	414,000	Cassette car stereos, Car CD/MD players, Car navigation systems

Yonezawa Plant (Tohoku Pioneer Corporation)	Yonezawa, Yamagata	234,000	OEL displays

Kokubo Plant (Pioneer Video Corporation)	Kofu, Yamanashi	204,000 [77,000 ]	ICs, LSIs

Tendo the 2nd Plant (Tohoku Pioneer Corporation)	Tendo, Yamagata	139,000	Factory automation systems

Towada the 2nd Plant (Towada Electronics Corporation)	Towada, Aomori	134,000	DVD-ROM pickups, Cassette car stereos

Niike Plant (Shizuoka Pioneer Corporation)	Fukuroi, Shizuoka	134,000	Plasma displays

Name of plant		Floor space
(Name of company		(square feet)
which owns the plant)	Location	[leased space]	Principal products

Outside Japan

Mexico Plant (Pioneer Speakers, S.A. de C.V.)	Baja California, Mexico	339,000	Speaker systems

Thailand Plant (Pioneer Manufacturing (Thailand) Co., Ltd.)	Ayutthaya, Thailand	300,000	Cassette car stereos, Car CD players, Stereo systems

Malaysia Plant (Pioneer Technology (Malaysia) Sdn. Bhd.)	Johor, Malaysia	262,000	Stereo systems, CD players, Cassette car stereos, Car CD players, Cable-TV systems

Shanghai Plant (Shanghai Pioneer Speakers, Co., Ltd.)	Shanghai, China	255,000	Speaker systems

Guang Dong Plant (Dongguan Monetech Electronic Co., Ltd.)	Guang Dong, China	249,000 [249,000 ]	Speaker systems

Shanghai Plant (Pioneer Technology (Shanghai) Co., Ltd.)	Shanghai, China	233,000	DVD players, Car tuners, Cassette car stereos

California Plant (Pioneer Electronics Technology, Inc.)	California, U.S.A.	185,000	Projection TVs, Speaker systems

U.K. Plant (Pioneer Technology (UK) Ltd.)	West Yorkshire, United Kingdom	184,000	Stereo systems, CD players, Tuners, Digital DBS decoders

Name of plant		Floor space
(Name of company		(square feet)
which owns the plant)	Location	[leased space]	Principal products

Guang Dong Plant (Pioneer Technology (Dongguan) Co., Ltd.)	Guang Dong, China	182,000	DVD-R/RW drives

Ohio Plant (Pioneer Industrial Components, Inc.)	Ohio, U.S.A.	157,000	Cassette car stereos, Car CD players

Others
(6 plants in Japan and 8 plants outside Japan)		1,238,000
		[45,000 ]

Total		6,823,000
		[371,000 ]

Most of the buildings of these plants and the land on which they are located are owned by us.

As of March 31, 2003, we owned our headquarters buildings in Tokyo having an approximate aggregate floor space of 336,000 square feet. We lease approximately 34,000 square feet as additional head office space in Tokyo.

We also own an employee training center in Tokyo with an approximate floor space of 17,000 square feet, and R&D facilities with an approximate aggregate floor space of 282,000 square feet.

Our sales office buildings in Japan and outside Japan are mainly leased. The head office buildings of some distribution subsidiaries outside Japan are owned by us. Land and buildings for the Ohio Plant and one of our headquarters buildings with an aggregate book value of ¥6,176 million were pledged as collateral for certain loans at March 31, 2003.

To improve cost competitiveness and to reallocate a major portion of production to China, Pioneer established two production subsidiaries in China in fiscal 2001 and these plants began operation in the fall of 2001. We continue expanding parts procurement, designing products, and increasing the proportion of our production in China. Capital expenditures related to these two plants for fiscal 2002 and fiscal 2003 were ¥4.2 billion and ¥3.2 billion, respectively. In fiscal 2004, we plan to spend ¥3.5 billion to expand production capacity of these two plants further, which includes the construction of an additional production line for DVD-R/RW drives in the Guang Dong Plant. Upon completion of the new production line in the fall of 2003, the monthly production capacity for DVD-R/RW drives is expected to reach one million units.

In fiscal 2003, we started construction of a new manufacturing line for plasma displays at our plant in Shizuoka, Japan, to meet potential demand for plasma displays. Moreover, we plan to add another line in our Kofu Plant, which is expected to start operation in the spring of 2005. This will bring our annual production capacity to approximately 500 thousand units. The planned investment for these two lines aggregates to approximately ¥42 billion, including ¥5 billion paid by March 31, 2003.

We intend to fund the capital requirement to fulfill these capital expenditure plans through internally generated cash.

We are constantly engaged in upgrading, modernizing and revamping the operations of our manufacturing facilities, based on our assessment of market needs and prospects. As a result, it would be unreasonably difficult to track the exact productive capacity and the extent of utilization of each of our manufacturing facilities. We believe that our manufacturing facilities are generally all operating within normal operating capacity and not substantially below capacity. Additionally, we believe that there does not exist any material environmental issues that may affect the utilization of our assets.

We believe that our properties are adequate to carry on our current business, though additional investment in plant and equipment is being made to promote continued growth.

Item 5. Operating and Financial Review and Prospects

Critical accounting policies and estimates

The following analysis of financial conditions and results of operations discusses our consolidated financial statements, which have been prepared in accordance with U.S. GAAP, except for segment data which is prepared in accordance with the regulations under the Securities and Exchange Law of Japan.

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to customer incentives, bad debts, inventories, investments, income taxes, financing operations, warranty obligations, retirement benefits, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenue and expenses that are not readily apparent from other sources. Actual results may differ from these estimates due to the inherent uncertainty involved in making estimates.

We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition

Sales are generally recorded when merchandise is shipped to customers based on purchase orders or when services are rendered to the third parties. In certain cases, terms of the contract require the product to pass customer inspection after shipment and we record the sale upon satisfactory customer acceptance. Royalty revenue is recognized based on royalty statements from licensees. Estimated reductions to revenue are recorded for customer incentive offerings such as volume incentive rebate, cash discounts and co-operative advertising, based on experience. Should a greater proportion of customers redeem incentives than we estimate, additional reductions to revenue may be required.

Allowances for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Warranties

We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates and service costs that may be incurred in correcting a product failure. The estimate of warranty cost is based on historical information, and should actual product failure rates or service costs differ from our estimates, revisions to the estimated warranty liability may be required.

Inventories

We write down inventory for estimated obsolescence equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by the management, additional inventory write-downs may be required.

Impairment of investments

We hold minority interests in customers and financial institutions for the purpose of maintaining long-term relationships, some of which are in publicly traded companies whose share prices are highly volatile and some of which are in non-publicly traded companies whose value is difficult to determine. We record an investment impairment charge when we believe an investment has experienced a decline in value that is other than temporary. For investment in publicly traded stocks, we assume the decline is other than temporary when market value is less than cost generally for a period of six to nine months. For investment in non-publicly traded companies, we record impairment loss when net assets of the investee declined generally by 30% to 50% due to losses incurred. During fiscal 2003, a ¥1.3 billion impairment loss was recognized in income as a result of decline in prices of stocks in our portfolio. The unrealized losses in the portfolio at the end of fiscal 2003 were immaterial. Future adverse changes in stock market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment’s current carrying value, thereby possibly requiring an impairment charge in the future.

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

Pension benefit costs

Employee retirement benefit costs and obligations are dependent on assumptions used in the actuarial calculations. These assumptions include discount rates, future compensation levels, retirement rates and mortality rates which are based upon current statistical data, as well as long-term returns on plan assets and other factors. For pension plans of the parent company and domestic subsidiaries, the discount rates are based on the market yield from Japanese Government Bonds adjusted for the assumed duration of the pension benefit payment for current employees. The discount rate for our domestic contributory welfare pension plan is further adjusted to reflect pension obligations that can be transferred to the Japanese government. Expected rates of return on assets are based on weighted average of expected long-term return on each asset class in which pension assets are invested. If actual results differ from the assumptions or assumptions are changed, the resulting effects are accumulated and systematically recognized over future periods and, therefore, generally affect recognized expense and the recorded obligations in future periods. Recent declines of discount rates and negative returns on plan assets would adversely affect our pension benefit costs. Amortization of unrecognized net actuarial loss, which is a component of pension benefit costs and represents systematic expense recognition of effects of changes in assumptions and difference between assumptions and actual results, for our domestic pension plans increased to ¥2.9 billion in fiscal 2003 from ¥2.0 billion in fiscal 2002, and the same trend is expected to continue in fiscal 2004. Lowering the discount rates for pension plans in Japan by 0.5% would have increased the projected benefit obligation at the end of fiscal 2003 by approximately ¥14 billion and would increase the pension cost for fiscal 2004 by approximately ¥1.3 billion. Lowering the expected rate of return on plan assets by 0.5% would increase the pension cost for fiscal 2004 by approximately ¥0.4 billion.

Overview

We classify our business groups into four segments: “Home Electronics,” “Car Electronics,” “Patent Licensing” and “Others.” “Car Electronics” is our largest segment by revenue, accounting for 39.5% of operating revenue (net sales plus royalty revenue) in fiscal 2003. In fiscal 2003, “Home Electronics,” “Patent Licensing” and “Others” accounted for 32.1%, 1.8% and 26.6%, respectively, of operating revenue. Our primary markets for our products based on operating revenues from unaffiliated customers for fiscal 2003 were Japan (40%), North America (28%) and Europe (19%).

Home Electronics, Car Electronics and Others

The electronics industry is characterized by rapid technological changes, and our ability to introduce attractive new products to the market significantly affects the operating results of this segment. Sales of new products such as DVD-related products, including DVD players, DVD recorders and DVD-R/RW drives for PC use, plasma displays, car navigation systems, digital cable-TV or broadcast set-top boxes and OEL displays have grown rapidly and in fiscal 2003 sales of such new products accounted for approximately 43% of our total sales. We expect to continue concentrating our resources on these strategic products in order to expand sales even further.

The electronics industry is also characterized by continuing sales price decreases in most product categories, making it important for us to continually improve the efficiency of our manufacturing, distribution, service and administrative functions. As an example of our effort, in the past five years, we have increased the percentage of our manufacturing outside Japan from 48% to 63% in terms of the yen value of cost of goods produced, mainly by expanding production facilities in Southeast Asia and China.

Patent Licensing

Our royalty revenue from Patent Licensing depends to a material extent on the sales of patented products by our licensees, making it difficult for us to predict actual royalty revenue each year. Therefore, sluggishness in the PC market negatively impacts our royalty revenue. In addition, a significant portion of our patents in Japan and Europe relating to laser optical disc technologies expired at the end of fiscal 2003. Accordingly, we have started to experience a substantial decrease in operating revenue and operating income from this segment. While we are working to acquire patents held by third parties and licensing such patents, we also license patents for third parties as a licensing agent. Although these operations may generate additional revenue to help offset a portion of this expected decline, we do not expect that the revenue, if any, from such new patents/agencies will be sufficient to offset the decrease in royalty revenue resulting from the expiration of our existing patents.

A. Operating results

Fiscal 2003 compared with fiscal 2002

Summary

During fiscal 2003, which ended March 31, 2003, economic conditions continued to be generally unfavorable worldwide, with sluggish stock prices in the world’s major stock markets, growing tension in the Middle East, and resulting slow consumer spending worldwide. In the foreign exchange markets, the average value of the yen during fiscal 2003 was approximately 3% higher against the U.S. dollar and approximately 9% lower against the euro, compared with fiscal 2002. In these difficult economic conditions, operating revenue, the sum of net sales and royalty revenue, for fiscal 2003 was the highest ever, at ¥712.3 billion, up 7.6% from fiscal 2002. Operating income was ¥31.4 billion, a 74.8% increase from ¥17.9 billion recorded in fiscal 2002, and net income increased to ¥16.1 billion, almost double that of ¥8.0 billion posted in fiscal 2002.

Reclassifications

Effective fiscal 2003, we adopted EITF (Emerging Issues Task Force) 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products.)” The adoption resulted in a reduction in net sales and a corresponding decrease in selling, general and administrative (SGA) expenses, with no effect on operating income. For fiscal 2002, ¥6.8 billion was reclassified from SGA expenses to a sales reduction to conform to this presentation.

In addition, effective fiscal 2003, we classified losses on sale and disposal of fixed assets, which were previously included in “Other — net” in other income (expense), into SGA expenses. For fiscal 2002, ¥3.3 billion was reclassified from “Other — net” to SGA expenses.

Also, we reclassified reportable segments into four categories — “Home Electronics,” “Car Electronics,” “Patent Licensing” and “Others.” Previous figures for the corresponding periods have been restated accordingly.

Impact of foreign exchange fluctuations

The estimated effect of changes in yen exchange rates from fiscal 2002 was to increase operating revenue and operating income by ¥4.4 billion and ¥4.3 billion, respectively. Such estimates are obtained by applying the yen’s daily average exchange rates in the Tokyo foreign exchange market in fiscal 2002 to foreign currency-denominated operating revenue, cost of sales and SGA expenses, and do not account for the effect of changes to sales prices implemented in accordance with foreign exchange fluctuations.

Net sales and royalty revenue

Net sales amounted to ¥699.7 billion, an 8.6% increase over fiscal 2002. Net sales in Japan came to ¥281.5 billion, up 17.1% from fiscal 2002, and overseas net sales increased 3.5% to ¥418.2 billion.

Home Electronics net sales increased 6.2% over fiscal 2002, amounting to ¥228.7 billion, primarily as a result of increased sales of plasma displays and DVD recorders, and despite decreased sales of compact stereo systems worldwide. Net sales of plasma displays, particularly for home use, grew both in Japan and overseas to approximately twice the levels in fiscal 2002 both in terms of units sold and yen. In Japan sales of DVD recorders increased as a result of successful introduction of the models with a large-capacity HDD in the second half of fiscal 2003. As a result of the increased sales of DVD recorders and plasma displays with growth of home telephones sales, total Home Electronics sales in Japan increased by 24.7% to ¥72.5 billion despite decreased sales of compact stereo systems. Overseas, sales were almost the same as fiscal 2002 at ¥156.3 billion. This primarily reflects a large increase in the sale of plasma displays for home use overseas and a favorable effect of the yen’s depreciation against the euro, which increased sales in terms of yen in Europe, offsetting falling sales of digital broadcast set-top boxes in Europe and compact stereo systems in North America and Europe.

Car Electronics net sales rose 9.1% to ¥281.1 billion, growing both in Japan and overseas. In Japan, net sales increased 10.6% to ¥105.7 billion, mainly due to continuing strong sales in the consumer market of two types of car navigation systems, advanced HDD models and affordable, easy-to-operate DVD models. Overseas net sales also increased 8.2% to ¥175.4 billion, primarily due to growing sales of car CD players in consumer markets, particularly in North America, reflecting changes in consumer demands from cassette car stereos to car CD players. Sales of car audio products to automobile manufacturers increased as well, mainly in North America.

Royalty revenue from Patent Licensing decreased 28.5% to ¥12.6 billion, compared to that of fiscal 2002. This was attributable to a decline in royalty revenue from digital recording products such as CD-R drives, resulting from lower PC demand, and expiration of our optical disc-related patents in some areas.

Net sales for Others rose 10.8% over fiscal 2002 to ¥189.9 billion. Sales of DVD-R/RW drives to PC makers increased both in Japan and overseas despite generally lower PC demand, primarily reflecting a shift in demand from DVD-ROM drives toward DVD-R/RW drives. In Japan, net sales increased 19.2% to ¥103.2 billion. In addition to increased sales of DVD-R/RW drives, sales growth of DVD software and cellular phone-related devices, including OEL displays primarily contributed to the increase. Overseas, net sales were up 2.1% over fiscal 2002 to ¥86.6 billion, primarily due to increased sales of DVD-R/RW drives, optical disc manufacturing systems in Asia, and DVD software in North America, although sales of speaker devices for cellular phones and DVD-ROM drives decreased. The shift of our sales and manufacturing resources toward DVD-R/RW drives was a major factor leading to decreased sales of DVD-ROM drives overseas.

Cost of sales and selling, general and administrative expenses

Cost of sales increased to ¥498.5 billion from fiscal 2002’s ¥465.3 billion associated with an increase of net sales. However, cost of sales as a percentage of operating revenue declined 0.3 percentage points to 70.0%. Gross profit margin in Car Electronics Business improved as a result of cost reductions in car navigation systems and favorable effects of higher sales of car electronics products, absorbing factory overhead. A weaker yen against the euro favorably affected gross profit margin, as well.

SGA expenses increased by 2.0% or ¥3.6 billion over fiscal 2002 to ¥182.4 billion. Personnel-related expenses increased by ¥6.3 billion. This primarily reflected increased costs for pension plans in Japan and overseas due to declines of discount rates used in calculation of pension obligations and lower returns from pension assets as a result of poor conditions in the stock markets worldwide. Also, losses on sale and disposal of fixed assets increased by ¥1.2 billion. The increased losses were mainly attributable to losses incurred in conversion of optical disc production facilities at the Kofu Plant in Yamanashi, Japan into plasma display panel production facilities to satisfy growing demand for plasma displays. This conversion is in line with our policy to concentrate business resources in strategically selected business areas. On the other hand, advertising and sales promotion expense decreased compared with fiscal 2002, when we vigorously promoted the Pioneer brand name and our strategic products such as plasma displays worldwide. The ratio of SGA expenses to operating revenue decreased 1.4 percentage points to 25.6%.

R&D expenditures, which are included in cost of sales and SGA expenses, increased 16.2% to ¥45.4 billion, representing 6.4% of operating revenue. The increase primarily reflected R&D activities to enhance our technological advantage in our strategic products such as car navigation systems, plasma displays, DVD recorders and digital cable-TV set-top boxes.

Operating income

Operating income in fiscal 2003 was ¥31.4 billion, a 74.8% increase from ¥17.9 billion recorded in fiscal 2002, mainly resulting from increased net sales and improved gross profit margin. Operating income for the Home Electronics segment was ¥0.4 billion in fiscal 2003 compared with a loss of ¥10.8 billion in fiscal 2002, reflecting increased profit from plasma displays, primarily as a result of expanded production and improved production efficiency. A successful introduction of DVD recorders with HDD was another reason for the turnaround of the profitability of this segment. Operating income for the Car Electronics segment in fiscal 2003 amounted to ¥26.1 billion, up 62.6% from fiscal 2002. Increases of sales both in Japan and overseas, and improved production efficiency as well as cost reductions in car navigation systems are the main reasons. In the Patent Licensing segment, operating income decreased to ¥10.7 billion from ¥16.8 billion, mainly due to a decline of royalty revenue. Others segment in fiscal 2003 posted ¥4.1 billion operating income, compared with ¥0.6 billion posted in fiscal 2002. This primarily reflects increased sales and cost reduction of DVD-R/RW drives for PC use, and increased sales of DVD software and cellular phone-related devices. Another reason for the improvement in operating income was that the costs incurred in fiscal 2002 in connection with withdrawal from certain businesses were no longer incurred in fiscal 2003.

Other income (expense)

Other expense, on a net basis, increased from an expense of ¥2.6 billion to ¥2.7 billion. Net interest (interest income, less interest expense) was an expense of ¥0.7 billion, compared with an expense of ¥0.4 billion in fiscal 2002, mainly due to decreased interest income, which reflected declining interest rates in the U.S. financial market. Gain on sale of subsidiaries’ stock was ¥0.8 billion in fiscal 2003, while there was no gain on the sale of subsidiaries in fiscal 2002. The sale of subsidiaries, mainly in karaoke-related business, is also in line with our policy to concentrate business resources in strategically selected business areas. Foreign exchange gain (loss) swung from ¥0.3 billion gain recorded in fiscal 2002 to ¥2.0 billion loss in fiscal 2003. The losses in fiscal 2003 primarily arose from conversion of U.S. dollar deposit and receivables into yen due to the yen’s appreciation against the U.S. dollar during fiscal 2003. Other—net decreased from expense of ¥2.5 billion to expense of ¥0.8 billion. Losses on write-down of investments decreased to ¥1.4 billion in fiscal 2003, compared with ¥2.3 billion losses recorded in fiscal 2002, as the decline in market value of our investments in marketable equity securities was smaller in fiscal 2003.

Income before income taxes

Income before income taxes in fiscal 2003 increased 86.6% to ¥28.6 billion from ¥15.3 billion in fiscal 2002 mainly due to the increase in operating income.

Income taxes

Income taxes as a percentage of pre-tax income (the effective tax rate) was 33.0%, decreased by 10.8% compared with 43.8% in fiscal 2002 and lower by 9.0% compared with the normal statutory tax rate of 42.0% in Japan. The main reason for the differences was the reversal of valuation allowances, which had been provided for a tax benefit the realization of which had been judged as unlikely, as profitability of subsidiaries particularly in Japan improved. Profits posted in our overseas subsidiaries, for which income tax rates are lower than in Japan, were another reason for the difference with the normal statutory tax rate in Japan. Meanwhile, a 1.0% reduction of tax rate in Japan effective from fiscal 2005 had the effect of increasing deferred income taxes by ¥0.8 billion.

Minority interest in losses (earnings) of subsidiaries

Minority interest in losses (earnings) of subsidiaries, which primarily consists of the earnings of Tohoku Pioneer Corporation and its subsidiaries attributable to its minority shareholders, amounted to ¥0.02 billion in fiscal 2003 compared with ¥0.5 billion in fiscal 2002.

Equity in earnings (losses) of affiliated companies

Equity in earnings (losses) of affiliated companies was a loss of ¥3.1 billion in fiscal 2003 compared with a loss of ¥0.1 billion in fiscal 2002. The increased loss is mainly attributable to research and development cost incurred in ELDis, Inc., where active-matrix full-color OEL displays are still at the development stage.

Net income

Net income in fiscal 2003 was ¥16.1 billion, almost double that of fiscal 2002’s ¥8.0 billion. Basic net income per share of common stock in fiscal 2003 was ¥90.24, compared with ¥44.70 in fiscal 2002. Diluted net income per share in fiscal 2003 was ¥90.24 compared with ¥44.69 in fiscal 2002.

Fiscal 2002 compared with fiscal 2001

Reclassifications

Effective fiscal 2003, we adopted EITF 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products.)” The adoption resulted in a reduction in net sales and a corresponding decrease in SGA expenses, with no effect on operating income. For fiscal 2001 and 2002, ¥6.7 billion and ¥6.8 billion were reclassified from SGA expenses to sales reductions, respectively, to conform to this presentation.

In addition, effective fiscal 2003, we classified losses on sale and disposal of fixed assets, which were previously included in “Other — net” in other income (expense), into SGA expenses. For fiscal 2001 and 2002, ¥0.9 billion and ¥3.3 billion were reclassified from “Other — net” to SGA expenses.

Also, we changed reportable segments into four categories — “Home Electronics,” “Car Electronics,” “Patent Licensing” and “Others.” Previous figures for the corresponding periods have been restated accordingly.

Summary

During fiscal 2002 which ended March 31, 2002, and, especially after the terrorist attacks on September 11, 2001, economic conditions continued to slow worldwide, with demand for information technology-related products weakening. As for foreign exchange markets, the average value of the yen during fiscal 2002 was approximately 12% lower against the U.S. dollar, and approximately 9% lower against the euro, compared to fiscal 2001. Under such circumstances, operating revenue, the sum of net sales and royalty revenue, for fiscal 2002 was ¥662.1 billion, up 3.4% from fiscal 2001. Operating income was ¥17.9 billion, a 45.5% decrease from ¥32.9 billion recorded in fiscal 2001, and net income came to ¥8.0 billion, down 56.0% from ¥18.3 billion posted in fiscal 2001.

Impact of foreign exchange fluctuations

The estimated effect of changes in yen exchange rates from fiscal 2001 was to increase operating revenue and operating income by ¥43.5 billion and ¥14.4 billion, respectively. Such estimates were obtained by applying the yen’s daily average exchange rates in the Tokyo foreign exchange market in fiscal 2001 to foreign currency-denominated operating revenue, cost of sales and SGA expenses, and do not account for the effect of changes to sales prices implemented in accordance with foreign exchange fluctuations.

Net sales and royalty revenue

Net sales amounted to ¥644.5 billion, a 4.0% increase over fiscal 2001. Sales in Japan came to ¥240.3 billion, up 4.8% from fiscal 2001, and overseas net sales increased 3.5% to ¥404.2 billion.

Home Electronics sales decreased 2.0% over fiscal 2001, amounting to ¥215.4 billion, primarily as a result of a sales decrease of digital cable-TV set-top boxes although sales of plasma displays for home use, DVD players and DVD recorders increased. Plasma display sales grew 16% in terms of yen, and from 35 thousand to 50 thousand in terms of units. Sales in Japan increased 5.3% to ¥58.1 billion, thanks to a large increase in the sale of plasma displays for home use and a rise in sales of DVD recorders, despite a large decrease in compact stereo system sales. Overseas, sales decreased by 4.5% to ¥157.3 billion primarily as a result of a sharp sales decline of digital cable-TV set-top boxes in North America, despite the yen’s depreciation and encouraging sales of plasma displays for home use and DVD home theater systems in North America and Europe.

Car Electronics sales rose 4.0% to ¥257.7 billion, mainly as a result of increased sales to consumer markets. In Japan, sales increased 1.5% to ¥95.6 billion, although car audio product sales to automobile manufacturers fell. The increase was attributed to successful consumer market sales of advanced HDD and affordable, easy-to-operate DVD car navigation systems. Revenue from car navigation systems grew more than 80%. Overseas, sales also increased 5.6% to ¥162.1 billion, despite a sales drop in Europe due to intensified competition. This increase was due to the yen’s depreciation and a sales rise in North America, especially of car audio products incorporating a radio tuner for digital satellite broadcasting, which started in the U.S. in 2001.

Royalty revenue from the Patent Licensing segment decreased 14.3% to ¥17.6 billion, compared to that of fiscal 2001. This was attributable to a reduction in royalty revenue from digital playback/recording products such as CD-ROM and CD-R drives, as PC market sales slumped.

Others sales grew 12.7% to ¥171.4 billion, mainly as a result of a sales increase of DVD-R/RW drives both in Japan and overseas. In Japan, sales increased 8.3% to ¥86.6 billion as sales of DVD-R/RW drives to PC makers increased. Overseas, sales grew 17.5% to ¥84.8 billion, reflecting the yen’s depreciation and a large increase in sales of DVD-R/RW drives to PC makers, although sales of speaker devices for cellular phones fell.

Cost of sales and selling, general and administrative expenses

Cost of sales increased to ¥465.3 billion from fiscal 2001’s ¥447.4 billion and cost of sales as a percentage of operating revenue also increased 0.4 percentage points to 70.3%. However, cost of sales as a percentage of net sales remained the same as in fiscal 2001 at 72.2%. The favorable effects of a weaker yen against the U.S. dollar and the euro on gross profit margin were offset by the unfavorable impact of declining product prices in our major product categories, including DVD players.

SGA expenses increased by 11.7% or by ¥18.8 billion over fiscal 2001 to ¥178.8 billion. Advertising and sales promotion expense increased as a result of vigorous marketing activities worldwide to promote the Pioneer brand name and our strategic products such as plasma displays. Royalty expenses related to digital technologies increased as well. Also, expenses incurred in connection with restructuring of some production sites and withdrawal from certain businesses facing unfavorable prospects account for a part of the increase in SGA expenses. Losses on sale and disposal of fixed assets increased by ¥2.4 billion. The increased losses were attributable to two factors: losses on disposal of production facilities idled as a result of shifts in production capacities contrasted with gains realized on the sale of property in fiscal 2001. In addition, personnel-related expenses increased as costs for pension plans in Japan and overseas increased. The ratio of SGA expenses to operating revenue increased 2.0 percentage points to 27.0%.

R&D expenditures, which are included in cost of sales and SGA expenses, increased 5.2% to ¥39.1 billion, representing 5.9% of operating revenue. The increase primarily reflected R&D activities in developing a next-generation large-capacity optical disc system and new home network control system.

Operating income

Operating income was ¥17.9 billion, a 45.5% decrease from ¥32.9 billion recorded in fiscal 2001, reflecting decreased royalty revenue and increased SGA expenses. The Home Electronics segment posted a loss of ¥10.8 billion compared with a loss of ¥4.0 billion in fiscal 2001, reflecting deteriorated profitability resulting from intense price competition for DVD players particularly in North America. Start-up costs incurred in fiscal 2002 for additional plasma display production facilities were the other reason for the increased loss. Operating income for the Car Electronics segment amounted to ¥16.1 billion, a decrease from ¥18.1 billion posted in fiscal 2001. Cost in connection with withdrawal from the cellular phone market incurred in fiscal 2002 was the main reason for the difference. In the Patent Licensing segment, operating income decreased to ¥16.8 billion from ¥19.7 billion, mainly due to a decline of royalty revenue from digital playback/recording products such as CD-ROM and CD-R drives, reflecting a sluggish PC market and declining unit prices. Others segment posted ¥0.6 billion operating income, compared with a loss of ¥2.0 billion posted in fiscal 2001. Increased sales and reduced costs of DVD-R/RW drives for PC use and increased sales of DVD software were main reasons for the reduced loss.

Other income (expense)

Other income (expense), on a net basis, decreased from an income of ¥1.3 billion to an expense of ¥2.6 billion. The reasons included a decrease in gain on sale of investment securities. A ¥1.6 billion gain on sale of investment securities was realized in fiscal 2001, while there was no material sale of investment securities in fiscal 2002. The reasons also included a ¥1.0 billion net increase in loss on write-down of investments, reflecting the sharp decline of stock prices in Japan. Foreign exchange losses swung from net losses of ¥1.2 billion to net gains of ¥0.3 billion. A decrease in the loss related to the revaluation of derivative financial instruments intended to minimize foreign currency risk accounted for the improvement. The net interest (interest income, less interest expense) was an expense of ¥0.4 billion, compared with an income of ¥0.6 billion in fiscal 2001. A decrease in interest income resulting from declining interest rates in the U.S. financial market was the main reason for the difference.

Income before income taxes

Income before income taxes decreased 55.1% to ¥15.3 billion from ¥34.2 billion for fiscal 2001.

Income taxes

Income taxes as a percentage of pre-tax income (the effective tax rate) was 43.8%, almost the same level as 41.9% in fiscal 2001 and the normal statutory tax rate of 42.0% in Japan.

Minority interest in losses (earnings) of subsidiaries

Minority interest in losses (earnings) of subsidiaries, which primarily consists of the earnings of Tohoku Pioneer Corporation and its subsidiaries attributable to its minority shareholders, amounted to ¥0.5 billion compared with ¥1.4 billion in fiscal 2001.

Equity in earnings (losses) of affiliated companies

Equity in earnings (losses) of affiliated companies was a loss of ¥0.1 billion, substantially unchanged from fiscal 2001.

Net income

Net income was ¥8.0 billion, a 56.0% decrease from fiscal 2001’s ¥18.3 billion. Basic net income per share of common stock was ¥44.70, compared with fiscal 2001’s ¥101.76. Diluted net income per share was ¥44.69 compared with fiscal 2001’s ¥101.70.

Segment Information

The following segment information was prepared pursuant to relevant regulations under the Securities and Exchange Law of Japan, which has been disclosed in Japan, and is not in accordance with U.S. GAAP.

Business Segments

	Millions of yen

	Year ended March 31, 2003

					Corporate and
	Home Electronics	Car Electronics	Patent Licensing	Others	Eliminations	Consolidated

Operating revenue:
Unaffiliated customers	¥228,744	¥281,090	¥12,584	¥189,850	—	¥712,268
Inter-segment	1,576	1,271	2,014	41,922	(¥46,783)	—

Total	¥230,320	¥282,361	¥14,598	¥231,772	(¥46,783)	¥712,268
Operating income	¥384	¥26,126	¥10,736	¥4,089	(¥9,983)	¥31,352
Identifiable assets	¥142,428	¥153,644	¥4,357	¥160,163	¥186,437	¥647,029
Depreciation and amortization	¥9,704	¥13,370	¥1,550	¥9,863	¥1,900	¥36,387
Capital expenditures (additions to fixed assets)	¥13,960	¥13,997	¥398	¥9,830	¥3,004	¥41,189

	Millions of yen

	Year ended March 31, 2002

					Corporate and
	Home Electronics	Car Electronics	Patent Licensing	Others	Eliminations	Consolidated

Operating revenue:
Unaffiliated customers	¥215,445	¥257,672	¥17,588	¥171,420	—	¥662,125
Inter-segment	909	1,439	2,208	45,650	(¥50,206)	—

Total	¥216,354	¥259,111	¥19,796	¥217,070	(¥50,206)	¥662,125
Operating income	(¥10,811)	¥16,071	¥16,837	¥585	(¥4,741)	¥17,941
Identifiable assets	¥134,777	¥154,783	¥2,959	¥191,851	¥160,759	¥645,129
Depreciation and amortization	¥8,857	¥13,047	¥419	¥12,333	¥2,126	¥36,782
Capital expenditures (additions to fixed assets)	¥17,381	¥13,286	¥58	¥14,095	¥2,248	¥47,068

Note:	Effective fiscal 2003, we changed reportable segments into four categories—“Home Electronics,” “Car Electronics,” “Patent Licensing,” and “Others.” Previous figures for the corresponding period have been restated accordingly.
Main products in each segment are as follows:
“Home Electronics” includes the manufacture and sale of Audio/Video equipment for home use, equipment for cable-TV systems, digital broadcast set-top boxes, home telephones and others.
“Car Electronics” includes the manufacture and sale of car audio products, car navigation systems, and others.
“Patent Licensing” includes the licensing of patents related to optical disc recording and playback equipment, and others.
“Others” includes manufacture and sale of computer peripheral equipment, devices and parts, factory automation system, AV software, and others.

Geographic Segments

	Millions of yen

	Year ended March 31, 2003

					Corporate and
	Japan	North America	Europe	Other Regions	Eliminations	Consolidated

Operating revenue:
Unaffiliated customers	¥298,107	¥196,008	¥132,776	¥85,377	—	¥712,268
Inter-area	272,393	7,594	700	168,128	(¥448,815)	—

Total	¥570,500	¥203,602	¥133,476	¥253,505	(¥448,815)	¥712,268
Operating income (loss)	¥16,392	¥11,749	(¥462)	¥7,415	(¥3,742)	¥31,352
Identifiable assets	¥222,372	¥55,940	¥57,092	¥91,695	¥219,930	¥647,029
Depreciation and amortization	¥22,617	¥3,519	¥1,843	¥6,508	¥1,900	¥36,387
Capital expenditures (additions to fixed assets)	¥24,247	¥3,133	¥2,019	¥8,786	¥3,004	¥41,189

	Millions of yen

	Year ended March 31, 2002

					Corporate and
	Japan	North America	Europe	Other Regions	Eliminations	Consolidated

Operating revenue:
Unaffiliated customers	¥253,245	¥195,766	¥130,801	¥82,313	—	¥662,125
Inter-area	266,487	7,403	416	157,780	(¥432,086)	—

Total	¥519,732	¥203,169	¥131,217	¥240,093	(¥432,086)	¥662,125
Operating income (loss)	¥5,713	¥11,266	(¥122)	¥6,323	(¥5,239)	¥17,941
Identifiable assets	¥232,541	¥58,145	¥58,782	¥92,353	¥203,308	¥645,129
Depreciation and amortization	¥24,014	¥2,238	¥2,262	¥6,142	¥2,126	¥36,782
Capital expenditures (additions to fixed assets)	¥29,411	¥1,735	¥1,428	¥12,246	¥2,248	¥47,068

Note:	Operating revenue reported in geographic segment information above represents that of the parent company and subsidiaries in Japan, and each subsidiary in North America, Europe, and Other Regions.

B. Liquidity and capital resources

Cash Flows

Fiscal 2003 compared with fiscal 2002

Net cash provided by operating activities in fiscal 2003 was ¥91.7 billion, an increase of ¥34.6 billion compared to fiscal 2002. Net income increased although non-cash expenses such as equity in losses of affiliated companies and provision for pension cost increased. Changes in operating assets and liabilities also contributed to increased cash flows from operating activities. Trade receivable decreased, despite an increase in net sales, reflecting reduced past due accounts and reduction of notes receivables. Trade payables continued to increase, reflecting increased purchase of materials particularly for DVD-R/RW drives and car electronics products, although overall inventory continued to decrease, reflecting our continued efforts to control and reduce inventories.

Net cash used in investing activities was ¥35.5 billion for fiscal 2003, a decrease of ¥15.6 billion compared to ¥51.1 billion in fiscal 2002. The difference was partly the result of a decrease in payments for the purchase of fixed assets in fiscal 2003 compared to fiscal 2002, when investments in plasma display production facilities and two new plants in China were higher. Investment in affiliated companies accounted for by the equity method also decreased. Increased proceeds from sale of fixed assets and available-for-sale securities also accounted for part of the decrease in net cash used in investing activities.

Net cash used in financing activities was ¥34.7 billion in fiscal 2003, compared with ¥4.2 billion cash used for fiscal 2002. In fiscal 2003, cash was used primarily in reduction of borrowings to solidify financial conditions, payments of dividends and repurchase of Pioneer’s stock. ¥21.1 billion was used in reducing short-term and long-term borrowings primarily in Japan, Europe and Southeast Asia. Cash used in dividends payment was ¥2.7 billion, almost the same level of fiscal 2002. As for repurchase of Pioneer’s stock, we purchased 5.1 million shares from the market for ¥11.5 billion.

As a result of these activities and the effect of exchange rate changes on cash and cash equivalents of overseas subsidiaries, cash and cash equivalents increased by ¥15.4 billion to ¥142.5 billion at the end of fiscal 2003, from ¥127.1 billion at the end of fiscal 2002.

Fiscal 2002 compared with fiscal 2001

Net cash provided by operating activities was ¥57.1 billion, a ¥5.9 billion increase compared to fiscal 2001, despite decreased net income. This mainly reflected changes in operating assets and liabilities. Trade payables increased as a result of increased purchase of materials particularly for DVD-R/RW drives and car navigation systems, although overall inventory decreased, reflecting our continued efforts to control and reduce inventories. Increased notes and accounts receivable reflected strong sales in the last few months of fiscal 2002, compared to the equivalent period of fiscal 2001.

Net cash used in investing activities was ¥51.1 billion for fiscal 2002, a ¥9.6 billion increase compared to fiscal 2001. The difference was partly the result of an increase in payment for purchase of fixed assets, reflecting investments to complete expansion of plasma display production facilities and two new plants in China. Decreased proceeds from sale of fixed assets and available-for-sale securities also accounted for part of the increase in net cash used in investing activities.

Net cash used in financing activities was ¥4.2 billion in fiscal 2002, compared with ¥46.6 billion cash used for fiscal 2001. Financing activities for fiscal 2001 included redemption of ¥30.0 billion in unsecured bonds at maturity and reduction of other short-term and long-term borrowings.

As a result of these activities and the effect of exchange rate changes on cash and cash equivalents of overseas subsidiaries, cash and cash equivalents increased by ¥6.0 billion to ¥127.1 billion at the end of fiscal 2002, from ¥121.1 billion at the end of fiscal 2001.

Capital requirements

Our requirements for operating capital primarily are for the purchase of raw materials and parts for use in the manufacture of our products. Also, operating expenses, including manufacturing expenses and SGA expenses require a substantial amount of operating capital. Payroll and payroll-benefits, and marketing expenses, such as those for advertising and sales promotion, account for a material portion of operating expenses. Our expenditure for R&D is recorded as a part of various operating expenses, and payroll for R&D-related personnel accounts for a material portion of R&D expenses.

Contractual obligations and commercial commitments

The following summarizes our contractual obligations at March 31, 2003.

(Billions of yen)

		Payment Due by Period

		Less than
	Total	1 year	1-3 years	3-5 years	More than 5 years

Contractual obligations:
Short-term debt	29.9	29.9
Long-term debt	33.2	1.0	20.4	0.5	11.3
Operating leases	9.6	3.4	3.9	1.3	1.0
Purchase commitment	7.6	7.6

The ¥7.6 billion purchase commitment outstanding as of March 31, 2003 was for property, plant and equipment and advertising. This included a part of our ¥60 billion capital expenditure plan in fiscal 2004. The planned increase in capital expenditure in fiscal 2004 from ¥40.8 billion in fiscal 2003 mainly reflects expansion of plasma display production facilities.

We provide guarantees to third parties who provide loans to affiliated companies and others. For each guarantee, we would have to pay the guaranteed amount, if they were to default on a payment within contract periods of 1 year to 10 years. The maximum potential amount of undiscounted future payments we could be required to make under the guarantee is ¥27.3 billion at March 31, 2003.

We provide for the estimated cost of product warranties against product defects at the time revenue is recognized. Estimates for the cost of product warranties are primarily based on historical information about failure rates and service costs including parts and labor. Warranty reserve at March 31, 2003 is ¥6.5 billion.

Financial Management

At present, funds required for operating capital and capital expenditure are financed through internally generated cash or debt financing. With regard to debt financing, short-term debt financing, with maturity of one year or less, is utilized to fund operating capital requirements. Short-term borrowing is generally arranged locally in the currency in which each consolidated company carries out its operation. As of March 31, 2003, short-term borrowings of ¥29.9 billion comprised bank loans in nine different currencies, principally Japanese yen. On the other hand, long-term borrowing to finance long-term funding requirements such as investment in production facilities is generally arranged in Japan on a fixed interest rate basis. As of March 31, 2003, substantially all of the long-term debt of ¥33.2 billion, including the portion due within one year, was fixed-rate yen borrowings and was comprised of ¥7.5 billion loans principally from banks, ¥15.0 billion unsecured bonds due 2005, ¥10.0 billion unsecured bonds due 2008, and capital lease obligations and other loans arranged locally.

During fiscal 2003, we repurchased 5.1 million shares of Pioneer stock from the market for ¥11.5 billion pursuant to the approval at the general shareholders’ meeting held in June 2002. Also, at the general shareholders’ meeting held on June 27, 2003, repurchasing of own shares of up to 5 million shares or up to ¥20 billion was approved up to the time of the conclusion of the next ordinary general meeting of shareholders to be held in June 2004, although the actual size of the repurchase will depend on our cash position and share price.

We believe that our sound financial position and ability to generate positive operating cash flows, together with uncommitted and unused credit lines of ¥236.8 billion, provide sufficient resources to fund future requirements for operating capital and for capital expenditures to sustain the growth of Pioneer.

C. Research and development, patents and licenses, etc.

Our R&D activities have played a crucial role in the development of our business. Our R&D program currently centers on optical recording/playback, flat-panel displays, digital signal processing, information/communications, and core LSIs. In fiscal 2001, 2002 and 2003, our R&D expenses were ¥37,105 million, ¥39,050 million and ¥45,388 million, respectively, or 5.8%, 5.9% and 6.4%, respectively, of our operating revenue. We currently plan to continue to spend more than 5% of operating revenue on R&D each year.

As of March 31, 2003, approximately 3,800 employees worldwide were engaged in research, product development, and production technique improvement.

Our research and development of new technologies is carried out mainly in Japan at the Corporate Research & Development Laboratories, as well as the AV & Network Development Center, Information & Communication Development Center and PDP Development Center. At one of our overseas wholly-owned subsidiaries: Pioneer Research Center USA, Inc., we are also actively engaged in research of new technologies, and development of system software related to digital TV and of digital network technologies. Product development and production improvement activities are the responsibility of each business unit, and are carried out in our various manufacturing facilities both in Japan and overseas.

Blu-ray Disc

In February 2002, a nine-company consortium including Pioneer jointly announced a next-generation large-capacity rewritable optical disc format, “Blu-ray Disc.” Using blue-violet laser beams, this format enables 23.3-, 25- or 27-gigabyte recording, rewriting and playback on a one-sided 5-inch (12cm)-diameter disc, which is enough to hold more than two hours of digital high-definition video recording. In June 2002, the consortium published specifications for the Blu-ray Disc rewritable format, and began licensing it in February 2003. In another collaboration, together with TDK Corporation, Pioneer has developed a write-once disc with a recording layer free of materials which may harm the environment, and highly compatible with the Blu-ray Disc rewritable format. This new write-once disc was presented in July 2002 at ISOM/ODS 2002 (Joint International Symposium on Optical Memory and Optical Data Storage), and in December 2002 at Eco-Products 2002, a Tokyo exhibition showcasing environment-friendly products and services.

Streaming Video Delivery in Broadband

Pioneer is developing technology for delivering video content through optical fiber in broadband communication environments. During fiscal 2003, five companies, including Nippon Telegraph and Telephone Corporation (NTT) and Pioneer, succeeded in interconnectivity tests among prototypes that employ the video-on-demand (VOD) control protocol, which enables viewers to watch requested video programs on demand. This is believed to be a major contribution to the standardization of streaming video delivery technologies, which is expected to enhance both the quantity and quality of online content and interactive services. Together with NTT, Pioneer has developed a technology for transferring digital high-definition video content at speeds as high as 25 Mbps, utilizing MPEG-2, an international standard for compression of video data, which is also used as a basic technology for DVDs. This is expected to enrich Internet video streaming with high-quality pictures and sound.

D. Trend information

The following is a description of the most significant recent trends in each of our business segments.

Home Electronics

Global demand for audio/video products has been sluggish recently, which we believe has resulted in downward price pressure and slower sales. This, in turn, has negatively impacted our production levels and our inventory. We have responded and expect to continue to respond to such downward pressure in sales and production through the introduction of new value-added products and models in Home Electronics, including home theater systems, DVD-related products and plasma displays.

DVD products. As a result of the dramatic expansion of the market for DVD players, they have become commodity products and suffer from significant price competition. DVD has been one of our fastest growing product areas during the past several fiscal years, and we believe we are well-positioned to face the competition because of our accumulated expertise through LD development, our expected reduction of costs as a result of shifting production to China and our efforts to introduce new innovative, value-added products such as DVD recorders. Recently, the DVD recorder market has undergone rapid expansion, and this product has started to replace VCRs. There are, however, a number of competing digital recording disc formats: the DVD-RW format commercialized by us, Sony, Sharp and others, the DVD-RAM format commercialized by Matsushita, Hitachi, Toshiba and others, and the DVD+RW format commercialized by Philips and others.

Plasma displays. The large-screen display market for plasma displays has been expanding in recent years, and several manufacturers have started mass production of plasma displays that compete with our products. Each company is increasing investment and expanding production. As the number of companies entering this market increases, it is expected that the unit price will continue to decrease due to intensifying competition. In particular, in the market for displays under the 40-inch size, plasma displays are subject to increasingly intense competition from liquid crystal displays. As a result of this trend, we plan to expand production of our plasma display line, while limiting new products to 50- and 43-inch models with higher resolution.

Set-top boxes. Recently, digital terrestrial and satellite broadcasts have become increasingly popular worldwide. In response to this trend, we put greater emphasis on developing and marketing digital set-top box models. In fiscal 2000, we started shipping digital cable-TV set-top boxes in the U.S. We have also been providing digital DBS set-top boxes in Europe since fiscal 1998, and in fiscal 2001 we started distributing digital DBS set-top boxes and digital cable-TV set-top boxes in Japan. Since we supply set-top boxes to business customers, our sales in these areas may fluctuate depending on the demand from those customers.

Car Electronics

Severe competition in the car electronics business worldwide has led to strong downward pressure on prices. However, the popularity of car navigation products, which we believe is a major area of our operations, continues to increase. For example, sales of our advanced HDD models and our affordable, easy-to-operate DVD models remain strong. These new models have been well received by consumers due to their attractive and convenient features. With its outstanding technologies, Pioneer remains a leader in the car navigation market; however, our competitors have started commercializing models that are similar to our products. In November 2002, we released in the consumer market the world’s first car navigation system that incorporates a data communication module for access to the latest map data. Also in the car audio business, we plan to widen our market share with new products and innovations, such as car CD players with OEL displays.

There is also a trend in the car electronics industry of increased OEM sales to car manufacturers. Pioneer intends to increase its efforts to market itself towards such car manufacturers and strengthen its foothold in OEM sales as well.

Patent Licensing

In the current patent business environment, nearly every company follows a policy of actively protecting their patent rights, and the number of patent lawsuits has increased considerably. The value of patents is increasingly recognized, and companies are seeking to maximize the utility of their patents through the transfer or licensing of patent rights. While poor economic conditions favor purchasers of patent rights, purchase prices generally are increasing because of the growing importance of such intellectual property.

Our royalty revenue from the licensing of worldwide patents relating to laser optical disc technologies has started to decline substantially, as a significant portion of our patents in Japan and Europe expired by the end of fiscal 2003. We intend to attempt to reduce the decline in royalty revenue by acquiring patents from third parties and licensing such patents, and also by licensing patents for third parties as a licensing agent. We do not, however, expect that the revenue, if any, from such new patents/agencies will be sufficient to offset the decrease in royalty revenue resulting from the expiration of our existing patents. See “Item 4.B. Business overview–Nature of operations–Patent licensing” for more information on our patent licensing business.

Others

DVD-R/RW drives. The computer industry is currently experiencing severe pricing pressure, strong demand for higher-performance products and short product life. To counter these trends, we are focusing on high-value added products such as DVD-R/RW drives, both for PC makers and for the consumer market. DVD-R/RW drives can record, both on a write-once DVD-R disc and a rewritable DVD-RW disc, up to seven times as much data as on a CD-R or CD-RW disc. In fiscal 2003, we introduced new DVD-R/RW models which are capable of 4X recording for DVD-R discs and 2X recording for DVD-RW discs, respectively. There are two other competing formats, the DVD-RAM format and the DVD+RW format, in the DVD drive market. Also, in June 2003 we began introducing recordable DVD drives for PC use, which are compatible with DVD-R, -RW, +R and +RW discs, to worldwide markets.

OEL displays. With the entry of other companies, market competition in OEL displays is becoming even more intense, while each company in this market is proceeding with the development of full-color OEL displays. To meet the competition, we entered into strategic alliances with Semiconductor Energy Laboratory Co., Ltd. and Sharp Corporation in fiscal 2001, and developed active-matrix full-color OEL displays.

Item 6. Directors, Senior Management and Employees

A.  Directors and senior management

Pioneer’s Directors, Executive Officers and Corporate Auditors as of July 1, 2003, and their pertinent information, such as position and business experience, are as follows:

Directors

Name	Current Position
(Date of birth)	(Month and year of expiration)	Prior Position

Kanya Matsumoto (June 12, 1930)	Chairman and Representative Director (June 2004)	June 1996: Vice Chairman and Representative Director

Kaneo Ito (Apr. 30, 1936)	President and Representative Director; Chief Executive Officer (June 2004)	June 1991: Senior Managing Director and Representative Director; General Manager of International Business Group; and in charge of overseas operations and Public Relations Division

Yoshimichi Inada (Sept. 8, 1936)	Executive Vice President and Representative Director; in charge of technologies, production and quality control in general (June 2004)
June 2002:
Executive Vice President and Representative Director; in charge of technologies, production and quality control in general; and in charge of Components Business Division and Strategic IT Division

Katsuhiro Abe (Nov. 16, 1936)	Executive Vice President and Representative Director; Chief Financial Officer; in charge of administration in general (June 2004)	June 2001: Senior Managing Director and Representative Director; Chief Financial Officer; in charge of administration in general; and General Manager of Corporate Planning Division

Akira Niijima (Mar. 9, 1944)	Senior Managing Director; President of Pioneer’s Home Entertainment Company (June 2004)	Jan. 2001: Managing Director; President of Pioneer’s Home Entertainment Company

Name	Current Position
(Date of birth)	(Month and year of expiration)	Prior Position

Takashi Kobayashi (Sept. 27, 1940)	Senior Managing Director; in charge of Corporate Communications Division, Customer Satisfaction Planning and Coordination Division, Intellectual Property Division, and Business Development Division
(June 2004)
Apr. 2000:
Managing Director; in charge of Corporate Communications Division, Customer Satisfaction Planning and Coordination Division, Intellectual Property Division, Division of Environmental Preservation, and Business Development Division

Tadahiro Yamaguchi (Mar. 24, 1946)	Managing Director; Executive Vice President of Pioneer’s Home Entertainment Company (in charge of technologies, production and quality control); in charge of Cable & Satellite Systems Division of Pioneer’s Home Entertainment Company; and Plant Manager of Tokorozawa Plant of Pioneer’s Home Entertainment Company
(June 2004)

Nov. 2001:
Director; Executive Vice President of Pioneer’s Home Entertainment Company (in charge of technologies, production and quality control); in charge of Cable & Satellite Systems Division of Pioneer’s Home Entertainment Company; and Plant Manager of Tokorozawa Plant of Pioneer’s Home Entertainment Company

Satoshi Matsumoto (Apr. 15, 1954)	Managing Director; General Manager of Division of Environmental Preservation (June 2004)	June 1998: Director; General Manager of Division of Environmental Preservation

Tamihiko Sudo (Apr. 28, 1947)	Managing Director; President of Pioneer’s Mobile Entertainment Company (June 2004)	June 2002: Senior Executive Officer; President of Pioneer’s Mobile Entertainment Company

Osamu Yamada (Mar. 16, 1944)	Managing Director; General Manager of Research and Development Group; and General Manager of Corporate Research and Development Laboratories (June 2004)	June 2002: Senior Executive Officer; General Manager of Research and Development Group

Koichi Shimizu (Feb. 3, 1944)	Director; General Manager of Production Management and Coordination Division; General Manager of Procurement Center; and in charge of Strategic IT Division of Pioneer (June 2004)	June 2001: Senior Executive Officer; Managing Director of Pioneer Electronics Asiacentre Pte. Ltd.

Name	Current Position
(Date of birth)	(Month and year of expiration)	Prior Position

Hajime Ishizuka (May 3, 1947)	Director; President of Pioneer’s Components Business Company; and in charge of International Business Division (June 2004)	June 2002: Senior Executive Officer; General Manager of Components Business Division; and in charge of International Business Division

Tatsuhiro Ishikawa (Apr. 4, 1939)	Director (June 2004)	Dec. 2001 to present: Attorney-at-Law

Executive Officers

Name	Current Position
(Date of birth)	(Month and year of expiration)	Prior Position

Masaru Saotome (Aug. 20, 1944)	Senior Managing Executive Officer; Executive Vice President of Pioneer’s Home Entertainment Company (in charge of sales and marketing); and General Manager of Display Business Division of Pioneer’s Home Entertainment Company
(June 2004)
July 2002:
Senior Executive Officer; Executive Vice President of Pioneer’s Home Entertainment Company (in charge of sales and marketing); and General Manager of Display Business Division of Pioneer’s Home Entertainment Company

Kazunori Yamamoto (Oct. 21, 1942)	Senior Executive Officer; President of Pioneer North America, Inc. (June 2004)	June 1999: Executive Officer; President of Pioneer North America, Inc.

Shungo Minato (Apr. 11, 1943)	Senior Executive Officer; in charge of Corporate Planning Division, General Administration Division and Personnel Division (June 2004)	June 2001: Senior Executive Officer; Chairman and Managing Director of Pioneer Europe NV

Kiyoshi Uchida (Mar. 28, 1951)	Senior Executive Officer; President of Pioneer’s Industrial Solutions and Entertainment Company; and Plant Manager of Ohmori Plant (June 2004)	Feb. 2003: Senior Executive Officer; in charge of Business Systems Division

Seiichiro Kurihara (Mar. 15, 1943)	Senior Executive Officer; General Manager of Intellectual Property Division (June 2004)	June 2001: Executive Officer; General Manager of Intellectual Property Division

Name	Current Position
(Date of birth)	(Month and year of expiration)	Prior Position

Koki Aizawa (Dec. 19, 1944)	Executive Officer; General Manager of External Relations Division (June 2004)	June 2001: Executive Officer; Deputy General Manager of Research and Development Group; and General Manager of Corporate Research and Development Laboratories

Toshihiko Norizuki (May 23, 1945)	Executive Officer; Managing Director of Pioneer China Holding Co., Ltd. (June 2004)	June 2001: Executive Officer; General Manager of Business Systems Division and Plant Manager of Ohmori Plant

Buntarou Nishikawa (Mar. 24, 1946)	Executive Officer; Executive Vice President of Pioneer’s Mobile Entertainment Company; and General Manager of OEM Sales Division of Pioneer’s Mobile Entertainment Company (June 2004)	June 2001: Executive Officer; General Manager of Domestic Sales Division of Pioneer’s Mobile Entertainment Company

Osamu Takada (July 27, 1948)	Executive Officer; General Manager of Personnel Division (June 2004)	June 1998: General Manager of Personnel Division

Masao Kawabata (Aug. 10, 1948)	Executive Officer; General Manager of Corporate Communications Division (June 2004)	Apr. 2000: General Manager of Corporate Communications Division

Sumitaka Matsumura (Oct. 10, 1948)	Executive Officer; Deputy General Manager of Research and Development Group; and General Manager of AV & Network Development Center (June 2004)	Jan. 2001: Deputy General Manager of Research and Development Group; and General Manager of AV & Network Development Center

Yoshio Taniyama (Nov. 9, 1948)	Executive Officer; General Manager of Finance Division (June 2004)	Sept. 1999: General Manager of Finance Division

Hideki Okayasu (May 12, 1950)	Executive Officer; General Manager of Accounting Division (June 2004)	July 2000: General Manager of Accounting Division

Name	Current Position
(Date of birth)	(Month and year of expiration)	Prior Position

Chojuro Yamamitsu (Mar. 26, 1946)	Executive Officer; Deputy General Manager of Research and Development Group; General Manager of Engineering; and in charge of Information & Communication Development Center and PDP Development Center
	(June 2004)	Apr. 2002: Deputy General Manager of Research and Development Group; and General Manager of Engineering

Masaharu Yoshino (Nov. 22, 1945)	Executive Officer; Plant Manager of Kawagoe Plant of Pioneer’s Mobile Entertainment Company (June 2004)	July 2000: Plant Manager of Kawagoe Plant of Pioneer’s Mobile Entertainment Company

Kenji Sato (Aug. 29, 1947)	Executive Officer; General Manager of General Administration Division (June 2004)	June 1998: General Manager of General Administration Division

Yoichi Sato (Jan. 15, 1950)	Executive Officer; General Manager of Engineering Division of Display Business Division of Pioneer’s Home Entertainment Company (June 2004)	July 2002: General Manager of Engineering Division of Display Business Division of Pioneer’s Home Entertainment Company

Toshiyuki Ito (Oct. 17, 1950)	Executive Officer; Managing Director of Pioneer Electronics Asiacentre, Pte. Ltd. (June 2004)	July 2002: Managing Director of Pioneer Electronics Asiacentre, Pte. Ltd.

Susumu Kotani (Apr. 12, 1950)	Executive Officer; Managing Director of Pioneer Europe NV (June 2004)	Sept. 2002: Managing Director of Pioneer Europe NV

Corporate Auditors

Name	Current Position
(Date of birth)	(Month and year of expiration)	Prior Position

Makoto Koshiba (Nov. 21, 1943)	Corporate Auditor (full time) (June 2007)	Sept. 1999: Director; General Manager of Accounting Division; in charge of Finance Division

Shinji Yasuda (June 10, 1945)	Corporate Auditor (full time) (June 2007)	July 2001: Director; Managing Director of Pioneer China Holding Co., Ltd.

Terumichi Tsuchida (Aug. 22, 1921)	Corporate Auditor (June 2004)	July 1998 to present: Advisor of Meiji Life Insurance Company

Isao Moriya (Sept. 5, 1937)	Corporate Auditor (June 2007)	Mar. 1968 to present: Certified Public Accountant

Keiichi Nishikido (May 2, 1953)	Corporate Auditor (June 2007)	Jan. 1994 to present: Attorney-at Law; Managing Partner of Kohwa Sohgoh Law Offices, Japan

All of the above persons, with the exception of Messrs. Tatsuhiro Ishikawa, Terumichi Tsuchida, Isao Moriya and Keiichi Nishikido devote themselves full time to our business.

There is no arrangement or understanding between any Director, Executive Officer or Corporate Auditor and any other person pursuant to which he or she was elected as Director, Executive Officer or Corporate Auditor.

Mr. Kanya Matsumoto is the uncle of Mr. Satoshi Matsumoto. Mr. Kaneo Ito is married to a first cousin of Mr. Kanya Matsumoto. Mr. Yoshio Taniyama is a first cousin of Mr. Kanya Matsumoto and a brother-in-law of Mr. Kaneo Ito.

B.  Compensation

The aggregate amount of compensation (including bonuses and stock-based compensation) paid by Pioneer to all Directors, Executive Officers and Corporate Auditors of Pioneer as a group for fiscal 2003 totaled ¥965 million. Also, as part of Pioneer’s incentive compensation arrangements for Directors and Executive Officers, Pioneer has issued bonds with detachable warrants in Japan for the periods from fiscal 1999 to 2002. Upon the issuance of bonds with detachable warrants by Pioneer, it distributed the warrants at fair market value to both Directors and Executive Officers of Pioneer, and certain other executive employees as a part of their remuneration. In fiscal 2003, Pioneer changed its incentive compensation arrangements and issued share acquisition rights for its shares of common stock to Directors, Executive Officers and certain employees, and certain directors/officers of certain of its subsidiaries. See “Item 6.E. Share ownership” for further information.

The aggregate amount set aside as lump-sum severance indemnities by Pioneer during fiscal 2003 for Directors, Executive Officers and Corporate Auditors of Pioneer totaled ¥100 million. The aggregate amount is calculated by the formula as defined in the regulations of Pioneer concerning the retirement allowance. Provision is made for lump-sum severance payments for Directors, Executive Officers and Corporate Auditors of Pioneer on a basis considered adequate for such future payments as may be approved by the shareholders. (See Note 8 in “Notes to Consolidated Financial Statements.”)

C.  Board practices

Pioneer’s Articles of Incorporation provide for a Board of Directors of three or more members and for three or more Corporate Auditors. All Directors and Corporate Auditors are elected at general meetings of shareholders. In general, under the Articles of Incorporation of Pioneer, the term of office of Directors expires at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within one year (with regard to the term of office of Directors elected at the ordinary general meeting of shareholders with respect to the business year ended March 31, 2002, two years) after their assumption of office and in the case of Corporate Auditors, within four years (with regard to the term of office of Corporate Auditors elected at or prior to the ordinary general meeting of shareholders with respect to the business year ended March 31, 2002, three years) after their assumption of office; however, Directors and Corporate Auditors may serve any number of consecutive terms. With respect to each expiration of the term of office of Directors and Corporate Auditors, see “Item 6.A. Directors and senior management.”

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

Pioneer introduced a Corporate Executive Officer system in June 1999 to improve management efficiency and speed up decision-making. Executive Officers are basically elected at the meeting of the Board of Directors held immediately after the ordinary general meeting of shareholders. In general, the term of office of Executive Officers expires at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within one year after their assumption of office. With respect to each expiration of the term of office of Executive Officers, see “Item 6.A. Directors and senior management.” The Board of Directors may elect from among Executive Officers one or more Senior Managing Executive Officers and Senior Executive Officers. Each of the Executive Officers has the authority individually to operate businesses of which he or she is in charge under the control of the Board of Directors and Representative Directors.

The Corporate Auditors of Pioneer are not required to be certified public accountants. However, at least one of the Corporate Auditors is required to be a person who has not been a Director, Executive Officer, general manager or employee of Pioneer or any of its subsidiaries during the five-year period prior to his or her election as a Corporate Auditor. After the conclusion of the ordinary general meeting of shareholders to be held with respect to the first fiscal year ending on and after May 1, 2005, at least half of the Corporate Auditors will be required to be persons who have not been a Director, Executive Officer, general manager or employee of Pioneer or any of its subsidiaries at any time prior to their election as Corporate Auditors. The Corporate Auditors may not at the same time be Directors, Executive Officers, general managers or employees of Pioneer or any of its subsidiaries.

Each Corporate Auditor has the statutory duty to supervise the administration by the Directors of Pioneer’s affairs and also to examine the consolidated and non-consolidated financial statements and business reports to be submitted by the Board of Directors at the general meeting of shareholders. They shall attend meetings of the Board of Directors but are not entitled to vote. In addition to Corporate Auditors, independent certified public accountants or an audit corporation must be appointed by general meetings of shareholders. Such independent certified public accountants or audit corporation have, as their primary statutory duties, the duties to examine the consolidated and non-consolidated financial statements proposed to be submitted by the Board of Directors at general meetings of shareholders and to report their opinion thereon to the Corporate Auditors and the Directors.

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

D.   Employees

The following table sets forth the number of our employees at the end of the period indicated.

	Year ended March 31

	2001	2002	2003

Number of employees	28,871	31,220	34,656

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

E.  Share ownership

The total number of shares of Pioneer’s common stock owned by our Directors, Executive Officers and Corporate Auditors as a group as of March 31, 2003 is as follows:

Title of class	Identity of person or group	Number of shares owned	Percent of class

Common Stock	Directors, Executive Officers and Corporate Auditors as a group	4,751,273 shares*	2.70%

*	Except for Mr. Kanya Matsumoto, Chairman of Pioneer, who owns 3,878,359 shares of common stock, which constitutes 2.21% of all outstanding shares as of March 31, 2003, none of Pioneer’s Directors, Executive Officers and Corporate Auditors is the owner of more than one percent of Pioneer’s common stock.

Pioneer has granted the following outstanding warrants to subscribe for shares of common stock to its Directors, Executive Officers and certain executive employees, and certain directors/officers of certain of its subsidiaries as part of their compensation.

	Total number of
	shares covered by		Current exercise	Number of shares
	warrants		price	exercised
Fiscal year granted	(in thousands)	Exercise period	per share	(in thousands)

2000	320	From July 3, 2000 to September 12, 2002	¥2,188	222

2001	191	From July 2, 2001 to September 11, 2003	¥4,674	—

2001	93	From July 2, 2001 to September 25, 2003	¥4,839	—

2002	413	From July 1, 2002 to August 26, 2004	¥3,266	—

Pioneer has also granted the following share subscription rights for its shares of common stock to certain of its employees.

	Total number of
	shares covered by		Current exercise	Number of shares
	option		price	exercised
Fiscal year granted	(in thousands)	Exercise period	per share	(in thousands)

2001	191	From July 1, 2002 to June 30, 2005	¥4,400	—

2002	191	From July 1, 2003 to June 30, 2006	¥3,791	—

Pioneer has granted the following share acquisition rights for its shares of common stock to its Directors, Executive Officers and certain employees, and certain directors/officers of certain of its subsidiaries.

	Total number of
	shares covered by		Current exercise	Number of shares
	option		price	exercised
Fiscal year granted	(in thousands)	Exercise period	per share	(in thousands)

2003	564	From July 1, 2004 to June 29, 2007	¥2,477	—

2004	313	From July 1, 2005 to June 30, 2008	¥2,931	—

As of March 31, 2003, Pioneer holds 4,629,028 shares as treasury stock with purchase of 5,110,000 shares and disposal of 518,400 shares both in the market in fiscal 2003.

Item 7. Major Shareholders and Related Party Transactions

A.  Major shareholders

Major shareholders that owned 5% or more of Pioneer’s voting securities as of March 31, 2003 on the register of shareholders were as follows:

		Number of shares	Percentage of
Title of class	Name	(in thousands)	outstanding shares

Common Stock	Japan Trustee Services Bank, Ltd. (Trust Account)	15,242	8.68%

Common Stock	The Master Trust Bank of Japan,Ltd. (Trust Account)	11,549	6.58%

Japan Trustee Services Bank, Ltd. and The Master Trust Bank of Japan, Ltd. are securities processing services companies. We understand that these shareholders are not the beneficial owner of our voting securities, but we do not have available further information concerning such beneficial ownership.

To our knowledge, there are no major shareholders that were beneficial owners of 5% or more of Pioneer’s voting securities during the past three years.

All shareholders of Pioneer have the same voting rights, subject to the limitation on exercise as set forth in “Item 10.B. Memorandum and articles of association–Common stock–Voting rights.”

As of March 31, 2003, there were 175,434,808 shares of common stock outstanding, of which 762,630 shares (0.43%) were held in the form of American Depositary Receipts (ADRs) and 17,405,833 shares (9.92%) were held of record in the form of common stock by residents in the United States (based solely on their addresses). The number of registered ADR holders of record (including DTC) was 89, and the number of registered holders of record in the United States (based solely on their addresses) of shares of common stock, including those who held shares through a Japanese securities clearing system, was 80.

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

C.  Interests of experts and counsel

     Not applicable

Item 8. Financial Information

A.  Consolidated statements and other financial information

Consolidated financial statements

See the Consolidated Financial Statements beginning on page F-1.

Legal proceedings

In common with numerous other industrial companies conducting a global business, we are party to various lawsuits and administrative proceedings in the ordinary course of our business. Based on the advice of counsel in the respective matters, except as described below, we do not expect such lawsuits or administrative proceedings, individually or in the aggregate, to have a material effect on our financial condition and business results.

During the year ended March 31, 2001, we received a notice of proposed assessment from the German tax authorities for approximately EUR21 million (¥2,721 million translated at the current foreign exchange rate at March 31, 2003) relating to a tax position taken in prior years concerning intercompany purchase prices. We officially challenged the proposed assessment by arbitration procedures. There was no progress in this matter during the year ended March 31, 2003. In the opinion of management, it is not possible at this time to determine the ultimate resolution of this matter.

In August 2002, we received notices of proposed assessment from the United States Internal Revenue Service (“IRS”) for additional taxes of approximately US$66 million (¥7,933 million translated at the foreign exchange rate at March 31, 2003) relating to an adjustment to transfer prices between affiliated companies for the years ended March 31, 1997 through 1999. In October 2002, we filed protests with the IRS against the assessments and requested that the case be forwarded to the IRS’ Appeals Office. In the opinion of management, it is not possible at this time to determine the ultimate outcome of this matter.

We are also a defendant and counterclaimant in a lawsuit in the United States Federal District Court in which the plaintiff, Gemstar-TV Guide International Inc. (“Gemstar”), alleges that we have infringed two patents, both of which have expired. During August 2002, the Federal District Court granted summary judgment in our favor and against Gemstar ruling that we did not infringe those two patents. We continue to prosecute our counterclaim against the plaintiff and another company.

In addition, the same plaintiff alleged in separate proceedings that we infringed four other patents. The plaintiff filed both a complaint before the International Trade Commission (“ITC”) alleging patent infringement relating to the importation and sale of the pertinent products in the United States and a complaint for unspecified damages in the United States Federal District Court in multi-district litigation in Atlanta, Georgia. During August 2002, the ITC adopted the findings and conclusions of the ITC’s administrative law judge that we did not infringe the patents at issue held by Gemstar. Gemstar has filed an appeal to the Federal Circuit. The related complaint filed in the District Court is stayed pending a ruling on the appeal of the ITC’s determination.

Dividend policy

Pioneer normally pays cash dividends twice per year. Pioneer’s Board of Directors recommends year-end dividends to be paid following the end of each fiscal year. This recommended year-end dividend must then be approved by shareholders at the ordinary general meeting of shareholders usually held in June of each year. Immediately following approval of the dividend at the shareholders’ meeting, Pioneer pays the dividend to holders of record at the preceding March 31. In addition to these year-end dividends, Pioneer may pay interim dividends in the form of cash distributions from its retained earnings to its shareholders of record as of September 30 in each year by resolution of its Board of Directors and without shareholder approval. Pioneer normally pays interim dividends in December. See “Item 10.B. Memorandum and articles of association – Common stock – Dividends.”

The following table sets forth the dividends paid by Pioneer for each of the periods shown. The U.S. dollar equivalents for the dividends shown are based on the noon buying rate for cable transfers in New York City as certified for customs purposes by the Federal Reserve Bank of New York for yen on the date of the dividend payment:

	Dividend per share

Record date	Yen	Dollars

March 31, 1999	¥5.00	$0.04
September 30, 1999	¥5.00	$0.05
March 31, 2000	¥5.00	$0.05
September 30, 2000	¥7.50	$0.07
March 31, 2001	¥7.50	$0.06
September 30, 2001	¥7.50	$0.06
March 31, 2002	¥7.50	$0.06
September 30, 2002	¥7.50	$0.06
March 31, 2003	¥10.00	$0.08

Pioneer’s policy on dividends allows for dividend continuance and stability. In addition, Pioneer determines the appropriate dividend amount taking into consideration its financial condition, consolidated business results and other factors.

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

	Tokyo Stock Exchange		New York Stock Exchange
	Price per share of Common Stock		Price per share of ADS
	(yen)		(U.S. dollars)

Annual highs and lows	High	Low	High	Low

Year ended March 31,
1999	¥2,920	¥1,720	$21.13	$14.88
2000	3,690	1,711	34.75	16.13
2001	4,940	2,085	45.38	20.50
2002	4,250	2,150	34.70	16.75
2003	2,860	1,805	21.98	14.83
Quarterly highs and lows
Fiscal 2002
1st quarter	4,250	3,020	34.70	25.18
2nd quarter	3,920	2,155	31.05	16.85
3rd quarter	3,290	2,210	26.20	19.01
4th quarter	3,330	2,150	25.06	16.75
Fiscal 2003
1st quarter	2,860	1,981	21.65	16.75
2nd quarter	2,260	1,900	18.60	16.00
3rd quarter	2,490	1,805	19.50	14.83
4th quarter	2,620	2,070	21.98	17.95
Fiscal 2004
1st quarter	2,840	2,225	23.75	18.90
Monthly highs and lows
2003
January	2,405	2,070	19.65	17.95
February	2,600	2,260	21.54	19.01
March	2,620	2,390	21.98	20.25
April	2,460	2,225	20.50	18.90
May	2,555	2,290	22.27	19.78
June	2,840	2,490	23.75	21.00
July	2,970	2,635	25.48	22.50

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

Except as stated below, neither the Commercial Code nor Pioneer’s Articles of Incorporation make special provisions as to the Directors’ or Corporate Auditors’ power to vote in connection with their compensation; the borrowing power exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such power), their retirement age or requirement to hold any shares of capital stock of Pioneer. The Commercial Code specifically requires the resolution of the Board of Directors for a company to acquire or dispose of material assets; to borrow a substantial amount of money; to employ or discharge from employment important employees, such as general managers; and to establish, change or abolish material corporate organization such as a branch office. The Regulations of the Board of Directors of Pioneer require a resolution of the Board of Directors for Pioneer to borrow a large amount of money or to give a guarantee for a large amount of money. There is no written rule as to what constitutes a “large” amount in these contexts. However, it has been the general practice of Pioneer’s Board of Directors to adopt a resolution for a borrowing or guaranteeing in an amount not less than ¥100 million or its equivalent.

Common stock

General

Set forth below is information relating to Pioneer’s Common Stock, including brief summaries of the relevant provisions of Pioneer’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Commercial Code of Japan and related legislation.

In order to assert shareholders’ rights against Pioneer, a shareholder must have its name and address registered on Pioneer’s register of shareholders, in accordance with Pioneer’s Share Handling Regulations. The registered holder of deposited shares underlying the ADSs is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able directly to assert shareholders’ rights to Pioneer.

A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with the Japan Securities Depository Center, Inc. (“JASDEC”). If a holder is not a participating institution in JASDEC, it must participate through a participating institution, such as securities company or bank having a clearing account with JASDEC. All shares deposited with JASDEC will be registered in the name of JASDEC on Pioneer’s register of shareholders. Each participating shareholder will in turn be registered on Pioneer’s register of beneficial shareholders and be treated in the same way as shareholders registered on Pioneer’s register of shareholders. For the purpose of transferring deposited shares, delivery of share certificates is not required. Entry of the share transfer in the books maintained by JASDEC for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The registered beneficial shareholders may exercise the rights attached to the shares, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from Pioneer. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial shareholder are aggregated for these purposes. Beneficial shareholders may at any time withdraw their shares from deposit and receive share certificates.

Authorized capital

Article 5 of the Articles of Incorporation of Pioneer provides that the total number of shares authorized to be issued by Pioneer is four hundred million (400,000,000) shares.

As of March 31, 2003, 180,063,836 shares of common stock were issued (including 4,629,028 shares held as treasury stock).

All shares of common stock of Pioneer have no par value.

Dividends

The Articles of Incorporation of Pioneer provide that the accounts shall be closed on March 31 of each year. Year-end dividends, if any, shall be paid to shareholders, beneficial shareholders and pledgees of record as of the end of such day. After the close of the fiscal period, the Board of Directors prepares, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to the Board of Corporate Auditors of Pioneer and to independent certified public accountants and then submitted for approval to the ordinary general meeting of shareholders, which is normally held in June each year. In addition to provisions for dividends, if any, and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to Directors and Corporate Auditors. In addition to year-end dividends, the Board of Directors may by its resolution declare a cash distribution pursuant to Article 293-5 of the Commercial Code (an “interim dividend”) to shareholders, beneficial shareholders and pledgees of record as of the end of each September 30, without shareholders’ approval, but subject to the limitations described below.

The Commercial Code provides that a company may not make any distribution of profit by way of dividends or interim dividends for any fiscal period unless it has set aside in its legal reserve an amount equal to at least one-tenth of the amount paid by way of appropriation of retained earnings for such fiscal period or equal to one-tenth of the amount of such interim dividends, until the aggregate amount of additional paid-in capital and legal reserve equals one-quarter of its stated capital on a non-consolidated basis. Under the Commercial Code, Pioneer is permitted to distribute profits by way of year-end or interim dividends out of the excess of its net assets over the aggregate of:

(i)	its stated capital;

(ii)	its additional paid-in capital;

(iii)	its accumulated legal reserve;

(iv)	the legal reserve to be set aside in respect of the fiscal period concerned; and

(v)	other amounts as provided for by an ordinance of Ministry of Justice.

In the case of interim dividends, the net assets are calculated by reference to the non-consolidated balance sheet as at the last closing date of Pioneer’s accounts, but adjusted to reflect; (x) any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect thereof; (y) any subsequent transfer of retained earnings to stated capital; and (z) if Pioneer has been authorized, pursuant to a resolution of an ordinary general meeting of shareholders, to purchase shares of its common stock (see “Acquisition by Pioneer of its common stock” below), the total amount of the purchase price of such shares so authorized by such resolution that may be paid by Pioneer, provided that interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (i) through (v) above.

Under its Articles of Incorporation, Pioneer is not obligated to pay any dividends which are left unclaimed for a period of three years after the date on which they first became payable.

Stock splits

Pioneer may at any time split shares in issue into a greater number of shares by resolution of the Board of Directors, and may amend its Articles of Incorporation to increase the number of the authorized shares to be issued to allow such stock split pursuant to a resolution of the Board of Directors, rather than relying on a special resolution of a general meeting of shareholders, which is otherwise required for amending the Articles of Incorporation.

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

General meeting of shareholders

The ordinary general meeting of shareholders of Pioneer for each fiscal year is normally held in June in each year in or near Meguro-ku or in Minato-ku, Tokyo, Japan. In addition, Pioneer may hold an extraordinary general meeting of shareholders whenever necessary by giving notice of convocation thereof at least two weeks prior to the date set for the meeting.

Notice of convocation of a shareholders’ meeting, setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. Such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders. The record date for an ordinary general meeting of shareholders is March 31 of each year.

Any shareholder or group of shareholders holding at least 3% of the total number of voting rights for a period of six months or more may require the convocation of a general meeting of shareholders for a particular purpose. Unless such shareholders’ meeting is convened promptly or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such shareholders’ meeting.

Any shareholder or group of shareholders holding at least 300 voting rights or 1% of the total number of voting rights for a period of six months or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least eight weeks prior to the date set for such meeting.

Voting rights

So long as Pioneer maintains the unit share system (see “‘Unit’ share system” below; currently 100 shares constitute one unit) a holder of shares constituting one or more full units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following two sentences. A corporate shareholder more than one-quarter of whose total voting rights are directly or indirectly owned by Pioneer may not exercise its voting rights with respect to shares of common stock of Pioneer that it owns. In addition, Pioneer may not exercise its voting rights with respect to its shares that it owns. If Pioneer eliminates from its Articles of Incorporation the provisions relating to the unit of shares, holders of common stock will have one voting right for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights of all the shareholders present at the meeting. The Commercial Code and Pioneer’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of voting rights of all the shareholders. Pioneer’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. Pioneer’s shareholders also may cast their votes in writing, or exercise their voting rights by electronic means pursuant to the method thereof determined by the Board of Directors.

The Commercial Code and Pioneer’s Articles of Incorporation provide that in order to amend the Articles of Incorporation and in certain other instances, including, a reduction of stated capital, the removal of a Director or Corporate Auditor, dissolution, merger or consolidation pursuant to a certain exception under which a shareholders’ resolution is not required, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation pursuant to a certain exception under which a shareholders’ resolution is not required, share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships pursuant to a certain exception under which a shareholders’ resolution is not required, splitting of the corporation into two or more corporations pursuant to a certain exception under which a shareholders’ resolution is not required, or any offering of new shares at a “substantially favorable” price (or any offering of share acquisition rights to subscribe for or acquire shares of capital stock (“share acquisition rights”) or bonds with share acquisition rights at a “substantially favorable” terms) to any persons other than shareholders, the quorum shall be one-third of the total voting rights of all the shareholders, and approval by at least two-thirds of the voting rights of all the shareholders represented at the meeting is required (the “special shareholders resolutions”).

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

Subject to certain conditions, Pioneer may issue share acquisition rights by a resolution of the Board of Directors. Holders of share acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their share acquisition rights. Upon exercise of share acquisition rights, Pioneer will be obliged to issue the necessary number of new shares or alternatively to transfer the relevant number of treasury stock held by it.

Liquidation rights

In the event of a liquidation of Pioneer, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among shareholders in proportion to the respective numbers of shares of common stock held.

Record date

March 31 is the record date for Pioneer’s year-end dividends. So long as Pioneer maintains the unit share system, the shareholders and beneficial shareholders who are registered as the holders of one or more full unit of shares in Pioneer’s registers of shareholders and/or beneficial shareholders at the end of each March 31 are also entitled to exercise shareholders’ rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on such March 31. September 30 is the record date for interim dividends. In addition, Pioneer may set a record date for determining the shareholders and/or beneficial shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.

The price of shares generally goes ex-dividends or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Acquisition by Pioneer of its common stock

Pioneer may acquire its own shares through a stock exchange on which such shares are listed (pursuant to an ordinary resolution of an ordinary general meeting of shareholders), by way of tender offer (pursuant to an ordinary resolution of an ordinary general meeting of shareholders), or by purchase from a specific party other than a subsidiary of Pioneer (pursuant to a special resolution of an ordinary general meeting of shareholders) or from a subsidiary of Pioneer (pursuant to a resolution of the Board of Directors). When such acquisition is made by Pioneer from a specific party other than a subsidiary of Pioneer, any other shareholder may make a request to a Representative Director, more than five calendar days prior to the relevant shareholders’ meeting, to include him or her as the seller in the proposed purchase. Any such acquisition of shares must satisfy certain requirements, including that, in cases other than the acquisition by Pioneer of its own shares from a subsidiary of Pioneer, the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments after taking into account any reduction, if any, of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred to stated capital. If Pioneer purchases shares from its subsidiaries, the total amount of the purchase price may not exceed the amount of the retained earnings available for an interim dividend payment minus the amount of any interim dividend Pioneer actually paid. However, if it is anticipated that the net assets on the non-consolidated balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and other items as described in (i) through (v) to “Dividends” above, Pioneer may not acquire such shares.

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

“Unit” share system

The Articles of Incorporation of Pioneer provide that 100 shares constitute one unit of shares of stock. Although the number of shares constituting one unit is included in the Articles of Incorporation, any amendment to the Articles of Incorporation reducing (but not increasing) the number of shares constituting one unit or eliminating the provisions for the unit of shares may be made by the resolution of the Board of Directors rather than by the special shareholders resolution, which is otherwise required for amending the Articles of Incorporation. The number of shares constituting one new unit, however, cannot exceed 1,000 or one two-hundredth (1/200) of all issued shares.

Shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

Unless Pioneer’s shareholders amend the Articles of Incorporation by a special shareholders resolution to eliminate the provision not to issue share certificates for less than a unit of shares, a share certificate for any number of shares less than one full unit will in general not be issued. As the transfer of shares normally requires the delivery of the share certificates therefor, any fraction of a unit for which no share certificates are issued is not transferable.

A holder of shares constituting less than one unit may require Pioneer to purchase such shares at their market value in accordance with the provisions of the Share Handling Regulations of Pioneer. In addition, the Articles of Incorporation of Pioneer provide that a holder of shares constituting less than one full unit may request Pioneer to sell to such holder such amount of shares which will, when added together with the shares constituting less than one full unit held by such holder, constitute one full unit of stock, in accordance with the provisions of the Share Handling Regulations of Pioneer.

A holder who owns ADRs evidencing less than 100 ADSs will indirectly own less than one full unit of shares of common stock. Although, as discussed above, under the unit share system holders of less than one full unit have the right to require Pioneer to purchase their shares or sell shares held by Pioneer to such holders, holders of ADRs evidencing ADSs that represent other than integral multiples of a unit are unable to withdraw the underlying shares of common stock representing less than one full unit and, therefore, are unable, as a practical matter, to exercise the rights to require Pioneer to purchase such underlying shares or sell shares held by Pioneer to such holders unless Pioneer’s Articles of Incorporation are amended to eliminate the provision not to issue share certificates for the numbers of shares less than a unit. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares of common stock in lots less than one full unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

Sale by Pioneer of shares held by shareholders whose address is unknown

Pioneer is not required to send a notice to a shareholder if a notice to such shareholder fails to arrive at the registered address of the shareholder in Pioneer’s register of shareholders or at the address otherwise notified to Pioneer continuously for five years or more.

In addition, Pioneer may sell or otherwise dispose of shares of common stock for which the location of the shareholder is unknown. Generally, if (i) notices to a shareholder fail to arrive continuously for five years or more at the shareholder’s registered address in Pioneer’s register of shareholders or at the address otherwise notified to Pioneer, and (ii) the shareholder fails to receive dividends on the shares continuously for five years or more at the address registered in Pioneer’s register of shareholders or at the address otherwise notified to Pioneer, Pioneer may sell or otherwise dispose of the shareholder’s shares by a resolution of the Board of Directors and after giving at least three months’ prior public and individual notice, and holding or depositing the proceeds of such sale or disposal of shares at the then market price of the shares for the shareholder, the location of which is unknown.

Reporting of substantial shareholdings

The Securities and Exchange Law of Japan and regulations thereunder require any person, regardless of residence, who has become, beneficially and solely or jointly, a holder(s) of more than 5% of the total issued shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director–General of a competent Local Finance Bureau of Ministry of Finance within five business days a report concerning such shareholdings.

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

C.  Material contracts

               Not applicable

D.  Exchange controls

The Foreign Exchange and Foreign Trade Law of Japan and its related cabinet orders and ministerial ordinances (the “Foreign Exchange Regulations”) govern the acquisition and holding of shares of common stock of Pioneer by “exchange non-residents” and by “foreign investors.” The Foreign Exchange Regulations currently in effect do not, however, affect transactions between exchange non-residents to purchase or sell shares outside Japan using currencies other than Japanese yen.

Exchange non-residents are:

•	individuals who do not reside in Japan; and

•	corporations whose principal offices are located outside Japan.

Generally, branches and other offices of non-resident corporations that are located within Japan are regarded as residents of Japan. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

Foreign investors are:

•	individuals who are exchange non residents;

•	corporations that are organized under the laws of foreign countries or whose principal offices are located outside Japan; and

•	corporations (1) of which 50% or more of their shares are held by individuals who are exchange non-residents and/or corporations (a) that are organized under the laws of foreign countries or (b) whose principal offices are located outside Japan or (2) a majority of whose officers, or officers having the power of representation, are individuals who are exchange non-residents.

In general, the acquisition of shares of a Japanese company (such as the shares of common stock of Pioneer) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain limited circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of common stock of Pioneer) for consideration exceeding ¥100 million to an exchange non-resident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance within 20 days from the date of the transfer, unless the transfer was made through a bank, securities company or financial futures trader licensed under Japanese law.

If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange (such as the shares of common stock of Pioneer) or that is traded on an over-the-counter market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of the issued shares of the relevant company, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company within 15 days from and including the date of the acquisition, except where the offering of the company’s shares was made overseas. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition.

Under the Foreign Exchange Regulations, dividends paid on and the proceeds from sales in Japan of shares of common stock of Pioneer held by non-residents of Japan may generally be converted into any foreign currency and repatriated abroad.

E.  Taxation

The discussion below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of shares of common stock and ADSs. Prospective purchasers and holders of the shares of common stock or ADSs should consult their own tax advisors concerning the tax consequences of their particular situations.

The following is a summary of the principal Japanese national and U.S. federal tax consequences of the acquisition, ownership and disposition of shares of common stock or ADSs by a U.S. Holder (as defined below) that holds those shares or ADSs as capital assets (generally, property held for investment). This summary does not purport to address all material tax consequences that may be relevant to holders of shares of common stock or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, investors liable for alternative minimum tax, investors that own or are treated as owning 10% or more of Pioneer’s voting stock, investors that hold shares of common stock or ADSs as part of a straddle, hedge, conversion transaction or other integrated transaction, persons that hold shares of common stock or ADSs through a partnership or other pass-through entity and U.S. Holders whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the national or federal tax laws of Japan and of the United States as in effect at the date hereof, as well as on the current income tax convention between the United States and Japan (the “Treaty”), all of which are subject to change (possibly with retroactive effect) and to differing interpretations. U.S. Holders should note that the United States and Japan have reached an agreement in principle on the text of a new income tax convention, which after a formal signature process, will be subject to ratification according to the procedures of each of the two countries. In addition, this summary is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement for ADSs and in any related agreement will be performed in accordance with its terms.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of common stock or ADSs that, for U.S. federal income tax purposes, is:

•	a citizen or individual resident of the United States,

•	a corporation or other entity taxable as a corporation organized in or under the laws of the United States, any State, or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income tax without regard to its source, or

•	a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

An “Eligible U.S. Holder” is a U.S. Holder that:

•	is a resident of the United States for purposes of the Treaty,

•	does not maintain a permanent establishment or fixed base in Japan to which shares of common stock or ADSs are attributable and through which the U.S. Holder carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services), and

•	is otherwise eligible for benefits under the Treaty with respect to income and gain derived in connection with the shares of common stock or ADSs.

A “Non-U.S. Holder” is any beneficial owner of shares of common stock or ADSs that, for U.S. federal income tax purposes, is:

•	an individual who is classified as a non-resident;

•	a foreign corporation or other foreign entity taxable as a corporation; or

•	an estate or trust that is not a U.S. Holder.

This summary does not address any aspects of U.S. federal tax law other than income taxation, and does not discuss any aspects of Japanese tax law other than national income taxation, inheritance and gift taxation. Investors are urged to consult their tax advisors regarding the U.S. federal, state and local and Japanese and other tax consequences of acquiring, owning and disposing of shares of common stock or ADSs. In particular, where relevant, investors are urged to confirm their status as Eligible U.S. Holders with their tax advisors and to discuss with their tax advisors any possible consequences of their failure to qualify as Eligible U.S. Holders. In general, taking into account the earlier assumptions, for purposes of the Treaty and for U.S. federal income and Japanese tax purposes, beneficial owners of ADRs evidencing ADSs will be treated as the owners of the shares of common stock represented by those ADSs, and exchanges of shares of common stock for ADSs, and exchanges of ADSs for shares of common stock, will not be subject to U.S. federal income tax or Japanese tax.

Japanese taxation

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to Eligible U.S. Holders that hold shares of common stock of Pioneer or ADRs evidencing ADSs representing shares of common stock of Pioneer.

Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by a Japanese corporation. Pioneer withholds taxes from dividends it pays as required by Japanese law. Stock splits in themselves are not subject to Japanese income tax.

Under Japanese tax law, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is generally 20%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of common stock of Pioneer) to any corporate or individual shareholders (including those shareholders who are Eligible U.S. Holders), except for any individual shareholder who holds 5% or more of the outstanding total of the shares issued by the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 10% for dividends due and payable on or after April 1, 2003 but on or before December 31, 2003, (ii) 7% for dividends due and payable on or after January 1, 2004 but on or before March 31, 2008, and (iii) 15% for dividends due and payable on or after April 1, 2008. Under the Treaty, as currently in force, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to Eligible U.S. Holders generally is limited to 15% or, if certain conditions (as provided in the Treaty) are fulfilled, 10% of the gross amount actually distributed.

An Eligible U.S. Holder who is entitled, under the Treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law on payment of dividends on Pioneer’s shares of common stock is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through Pioneer to the relevant tax authority before such payment of dividends. With respect to ADRs, the Depositary or its agent will apply for this reduced treaty rate, if it is below the rate otherwise applicable under Japanese tax law, on behalf of Eligible U.S. Holders by submitting two Application Forms (one before payment of dividends, the other within eight months after Pioneer’s fiscal year-end) to the Japanese tax authorities. To claim this reduced rate, any relevant Eligible U.S. Holder of ADRs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. An Eligible U.S. Holder who is entitled, under the Treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, but fails to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under the Treaty from the relevant Japanese tax authority. Pioneer does not assume any responsibility to ensure withholding at the reduced treaty rate for shareholders who would be eligible under the Treaty but do not follow the required procedures as stated above.

Gains derived from the sale of shares of common stock or ADRs outside Japan by an Eligible U.S. Holder holding such shares or ADRs are not subject to Japanese income or corporation tax with respect to such gains under the Treaty.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares of common stock or ADRs as a legatee, heir or donee even though neither the individual nor the deceased nor donor is a Japanese resident.

U.S. Holders of shares of common stock of Pioneer or ADRs should consult their tax advisors regarding the effect of these taxes as well as the possible application of the Estate and Gift Tax Treaty between the U.S. and Japan.

U.S. federal income taxation

U.S. Holders

Subject to the passive foreign investment company rules discussed below, under U.S. federal income tax law, the gross amount of any distribution made by us in respect of shares of common stock or ADSs (without reduction for Japanese withholding taxes) will constitute a taxable dividend to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A dividend generally will be included in the gross income of a U.S. Holder, as ordinary income, when the dividend is actually or constructively received by the U.S. Holder, in the case of shares of common stock, or by the depositary, in the case of ADSs. The dividend will not be eligible for the dividends received deduction generally allowed to U.S. corporations. However, pursuant to recently enacted legislation, dividends in respect of our shares of common stock or ADSs paid to certain U.S. Holders (including individuals) may qualify for preferential rates of U.S. federal income tax. A dividend paid in yen will be included in gross income in a U.S. dollar amount based on the yen/U.S. dollar exchange rate in effect on the date that dividend is included in the gross income of the U.S. Holder, regardless of whether the payment is converted into dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the gross income of a U.S. Holder through the date that payment is converted into U.S. dollars (or otherwise disposed of) will be treated as U.S. source ordinary income or loss.

To the extent, if any, that the amount of any distribution received by a U.S. Holder in respect of shares of common stock or ADSs exceeds our current and accumulated earnings and profits, the distribution first will be treated as a tax-free return of capital to the extent the U.S. Holder’s adjusted tax basis in those shares or ADSs, and any balance in excess of that adjusted tax basis will be treated as U.S. source capital gain. We do not expect to compute our earnings and profits under U.S. federal income tax principles, and therefore holders should assume that our distributions generally will be treated as paid out of our earnings and profits for U.S. federal income tax purposes.

Distributions of additional shares of common stock that are made to U.S. Holders with respect to their shares of common stock or ADSs and that are part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of shares of common stock or ADSs will constitute income from sources outside the United States and generally will be treated separately, together with other items of “passive income” (or, in the case of some holders, “financial services income”) in computing foreign tax credit limitations. Subject to generally applicable limitations under U.S. federal income tax law and the Treaty, any Japanese withholding tax imposed in respect of a dividend paid by us in respect of shares of common stock or ADSs may be claimed either as a credit against the U.S. federal income tax liability of a U.S. Holder or, if the U.S. Holder does not elect to take a credit for any foreign taxes that year, as a deduction from that holder’s taxable income. In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax pursuant to recently enacted legislation. Additionally, special rules apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, under some circumstances, a U.S. Holder that:

•	has held shares of common stock or ADSs for less than a specified minimum period, or

•	is obligated to make payments related to our dividends,

will not be allowed a foreign tax credit for foreign taxes imposed on our dividends. Finally, foreign tax credits may not be allowed in respect of arrangements in which a U.S. Holder’s expected economic return, after non-U.S. taxes, is insubstantial. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Upon a sale or other disposition of shares of common stock or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis in those shares or ADSs (which is generally the U.S. dollar cost thereof). In general, subject to the passive foreign investment company rules discussed below, such gain or loss generally will be capital gain or loss and, if the U.S. Holder’s holding period for those shares or ADSs exceeds one year, will be long-term capital gain or loss. Some U.S. Holders, including individuals, are eligible for preferential rates of U.S. federal income tax in respect of net long-term capital gain. Under U.S. federal tax law, the deduction of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder in respect of the sale or other disposition of shares of common stock or ADSs generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

We do not believe that we are, a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, and we intend to continue our operations in such a manner that it is highly unlikely that we would become a PFIC in the future although no assurances can be made regarding determination of our PFIC status in the current or any future taxable year. The PFIC determination is made annually and generally is based on either the portion of our assets (including goodwill) or the portion of our income being characterized as passive under the PFIC rules. If we become a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to its shares of common stock or ADSs, any gain realized on a sale or other disposition of shares of common stock or ADSs and certain “excess distributions” would be treated as realized ratably over the U.S. Holder’s holding period for the shares of common stock or ADSs; amounts allocated to prior years during which we were a PFIC would be taxed at the highest ordinary income tax rate in effect for each such year, and an additional interest charge would be added in respect of the tax attributable to each such year. If a mark-to-market election were made, a U.S. Holder would take into account each year the appreciation or depreciation in value of its shares of common stock or ADSs, which would be treated as ordinary income or (subject to limitations) ordinary loss, as would gains or losses on actual dispositions of shares of common stock or ADSs. Any U.S. Holder who owns shares of common stock or ADSs during any year that we are a PFIC would be required to file Internal Revenue Service Form 8621. U.S. Holders are urged to consult their tax advisors concerning the U.S. federal income tax consequences of holding our shares of common stock or ADSs if we were considered a PFIC in any year.

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

Income that is effectively connected with a U.S. trade or business of a Non-U.S. Holder, and, if an income tax treaty applies and so requires, is attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder, generally will be taxed in the same manner as the income of a U.S. Holder. In addition, however, under certain circumstances, any such effectively connected income that is realized by a corporate Non-U.S. Holder may be subject to an additional “branch profits tax” at the rate of 30% or at a lower rate that may be prescribed by an applicable income tax treaty.

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

Dividends on shares of common stock or ADSs paid to Non-U.S. Holders and proceeds received upon the sale, exchange or redemption of shares of common stock or ADSs by non-U.S. Holders generally are exempt from information reporting and backup withholding. However, a holder may be required to provide certification of non-U.S. status in order to obtain that exemption.

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

The following table provides information about our derivative financial instruments related to foreign currency exchange transactions as of March 31, 2003 and 2002, which have been translated into yen at the rate as of such date, together with the related weighted average contractual exchange rates at March 31, 2003 and 2002. All of the contracts mature within one year. The amount of forward exchange contract selling euro buying yen as of Mach 31, 2003 increased compared with the amount at March 31, 2002, due to increased coverage against anticipated intercompany export transaction from Japan to Europe.

March 31, 2003

Forward exchange contract			Millions of yen except average rates

	Yen	EUR	A$	THB	S$
Functional currency
Sell/Buy	US$/Yen	EUR/Yen	A$/US$	THB/US$	US$/S$	Total

Contract amounts	¥721	¥4,674	¥2,694	¥46	¥361	¥8,496
Average contractual exchange rates	120.97	127.64	0.5573	42.851	1.771
Fair value	¥12	(¥58)	(¥192)	¥0	¥1	(¥237)

Currency option	Millions of yen except average rates

	Yen
Functional currency
Sell/Buy	EUR/Yen	Yen/EUR	Total

Notional amount	¥1,558	¥1,558	¥3,116
Average execution rates	120.00	0.00833
Fair value	¥1	(¥8)	(¥7)

March 31, 2002

Forward exchange contract			Millions of yen except average rates

	Yen	THB	A$			S$
Functional currency
Sell/Buy	US$/Yen	THB/US$	A$/Yen	A$/US$	A$/GBP	US$/S$	Total

Contract amounts	¥266	¥149	¥100	¥1,395	¥54	¥1,067	¥3,031
Average contractual exchange rates	131.50	43.407	69.85	0.5156	0.3640	1.829
Fair value	(¥1)	¥0	¥1	(¥26)	(¥1)	(¥6)	(¥33)

Currency option	Millions of yen except average rates

	Yen
Functional currency
Sell/Buy	EUR/Yen	Yen/EUR	Total

Notional amount	¥1,440	¥1,440	¥2,880
Average execution rates	110.00	0.00909
Fair value	¥2	(¥10)	(¥8)

To change the currency and interest rate features of intercompany finance transactions, we have entered into currency swap contracts with banks. Currency swap contracts effectively changed, in substance, U.S. dollars floating interest rate intercompany borrowings into yen fixed interest rate borrowings and Euro floating interest rate borrowings. The contract amounts decreased during the year ended March 31, 2003, reflecting decreased intercompany borrowing balances. The foreign exchange risk inherent in our currency swap as of March 31, 2003 and 2002 are summarized as follows:

Currency swap as of March 31, 2003					Millions except average rates

			Expected maturity date
	Contract amounts		(year ending March 31)

	Sell	Buy	2004	2005	2006	Total	Fair value

Functional currency: Yen	¥24,860	US$200	¥6,195		¥18,665	¥24,860	(¥586)
Average contractual exchange rate			123.90		124.43
Functional currency: Euro	EUR57	US$50	¥7,395			¥7,395	(¥1,490)
Average contractual exchange rate			0.88

Currency swap as of March 31, 2002				Millions except average rates

			Expected maturity date
	Contract amounts		(year ending March 31)

	Sell	Buy	2003	2004	2005	Total	Fair value

Functional currency: Yen	¥24,678	US$200	¥5,893	¥6,195	¥12,590	¥24,678	¥2,048
Average contractual exchange rate			117.85	123.90	125.90
Functional currency: Euro	EUR116	US$100	¥13,487			¥13,487	(¥222)
Average contractual exchange rate			0.86
Functional currency: Singapore dollar	S$65	US$36	¥4,717			¥4,717	¥20
Average contractual exchange rate			1.84

With respect to interest rate risk inherent in our currency swaps as of March 31, 2003 and 2002, see “Interest rate risk” below.

Interest rate risk

Interest rate risk inherent in the aforementioned currency swaps as of March 31, 2003 and 2002 are summarized as follows:

Currency swap as of March 31, 2003					Millions except average rates

			Expected maturity date
	Contract amounts		(year ending March 31)

	Sell	Buy	2004	2005	2006	Total	Fair value

Functional currency: Yen
Variable (US$) to Fixed (Yen)	¥24,860	US$200	¥6,195		¥18,665	¥24,860	(¥586)
Average pay rate			0.14%		0.06%
Average receive rate			1.34%		2.13%
Functional currency: Euro
Variable (US$) to Variable (Euro)	EUR57	US$50	¥7,395			¥7,395	(¥1,490)
Average pay rate			3.94%
Average receive rate			1.38%

Currency swap as of March 31, 2002					Millions except average rates

			Expected maturity date
	Contract amounts		(year ending March 31)

	Sell	Buy	2003	2004	2005	Total	Fair value

Functional currency: Yen
Variable (US$) to Fixed (Yen)	¥24,678	US$200	¥5,893	¥6,195	¥12,590	¥24,678	¥2,048
Average pay rate			0.43%	0.14%	0.41%
Average receive rate			2.02%	1.91%	2.53%
Functional currency: Euro
Variable (US$) to Variable (Euro)	EUR116	US$100	¥13,487			¥13,487	(¥222)
Average pay rate			3.85%
Average receive rate			1.89%
Functional currency: Euro
Variable (US$) to Fixed (S$)	S$65	US$36	¥4,717			¥4,717	¥20
Average pay rate			1.14%
Average receive rate			1.95%

Principal cash flows by expected maturity dates, weighted average interest rates, and fair value of our debt obligations as of March 31, 2003 and 2002 are as follows:

Long-term debt (including due within one year) as of March 31, 2003						Millions of yen except average rates

		Expected maturity date (year ending March 31)
	Functional
	Currency	2004	2005	2006	2007	2008	Thereafter	Total	Fair value

Fixed rate (Yen)	Yen	¥973	4,513	15,318	251	244	11,228	¥32,527	¥34,087
Average interest rate		2.48%	3.87%	2.37%	3.74%	3.80%	2.91%	2.79%
Variable rate (US$)	US$			601				601	601
Average interest rate				1.59%				1.59%
Variable rate (EUR)	EUR		7	7	7	6	12	39	39
Average interest			3.52%	3.52%	3.52%	3.52%	3.52%	3.52%

Total		¥973	4,520	15,926	258	250	11,240	¥33,167	¥34,727

Long-term debt (including due within one year) as of March 31, 2002							Millions of yen except average rates

		Expected maturity date (year ending March 31)
	Functional
	Currency	2003	2004	2005	2006	2007	Thereafter	Total	Fair value

Fixed rate (Yen)	Yen	¥2,446	1,591	5,831	15,326	256	12,007	¥37,457	¥38,254
Average interest rate		2.17%	3.06%	3.89%	2.38%	3.80%	2.97%	2.83%
Variable rate (US$)	US$				666			666	666
Average interest rate					2.41%			2.41%
Interest free loan (PTE)	PTE	43						43	43

Total		¥2,489	1,591	5,831	15,992	256	12,007	¥38,166	¥38,963

Market price risks on available-for-sale securities

We do not own any marketable securities for trading purposes. Our equity investment portfolio consists almost entirely of securities issued by Japanese companies. The following table sets forth maturity dates and cost and fair values of debt securities in our investment portfolio, and the cost and fair values of equity securities therein, at March 31, 2003 and 2002.

			Millions of yen

	2003		2002

	Cost	Fair value	Cost	Fair value

Debt securities (by contractual maturities)
Maturing within one year	—	—	¥3,485	¥3,447
Maturing over one year	¥85	¥71	111	78
Equity securities	¥6,636	¥14,760	¥7,973	¥18,290

Item 12. Description of Securities Other than Equity Securities

               Not applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

               None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

               Not applicable

Item 15. Controls and Procedures

(a)	Within 90 days prior to the date of this annual report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. The evaluation was performed under the supervision of Kaneo Ito, Pioneer’s Chief Executive Officer, and Katsuhiro Abe, Pioneer’s Chief Financial Officer. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Based on the foregoing, Pioneer’s Chief Executive Officer and Chief Financial Officer have concluded that Pioneer’s disclosure controls and procedures were effective.

(b)	There have been no significant changes in Pioneer’s internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation of such internal controls. Therefore, no corrective actions were taken.

Item 16. [Reserved]

PART III

Item 17. Financial Statements

     See Consolidated Financial Statements. Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Item 18. Financial Statements

     We have responded to Item 17 in lieu of responding to this Item.

Item 19. Exhibits

Exhibits

1.01	The Articles of Incorporation, as amended and currently in effect (English translation)

2(a).01	Share Handling Regulations, as amended and currently in effect (English translation)

99.1	Section 906 Certification

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PIONEER CORPORATION

(Registrant)

Date: August 6, 2003	By	/s/ Katsuhiro Abe

Katsuhiro Abe Chief Financial Officer

CERTIFICATIONS

I, Kaneo Ito, certify that:

1.	I have reviewed this annual report on Form 20-F of Pioneer Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: August 6, 2003	/s/ Kaneo Ito

Kaneo Ito Chief Executive Officer Pioneer Corporation

CERTIFICATIONS

I, Katsuhiro Abe, certify that:

1.	I have reviewed this annual report on Form 20-F of Pioneer Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: August 6, 2003	/s/ Katsuhiro Abe

Katsuhiro Abe Chief Financial Officer Pioneer Corporation

Independent Auditors’ Report

To the Board of Directors and Shareholders of Pioneer Corporation:

We have audited the accompanying consolidated balance sheets of Pioneer Corporation and subsidiaries as of March 31, 2002 and 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2003 (all expressed in Japanese yen). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, except for the omission of segment information disclosures, such consolidated financial statements present fairly, in all material respects, the financial position of Pioneer Corporation and subsidiaries as of March 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/ Deloitte Touche Tohmatsu Deloitte Touche Tohmatsu Tokyo, Japan

June 9, 2003, except for Note 21, as to which the date is July 17, 2003

Consolidated Balance Sheets

Pioneer Corporation and Subsidiaries
March 31

			Thousands of U.S. Dollars
	Millions of Yen		(Note 1)

Assets	2002	2003	2003

Current assets:
Cash and cash equivalents—
Cash, including time deposits of ¥44,413 million— $370,108 thousand (¥55,915 million in 2002)	¥127,113	¥142,480	$1,187,333
Available-for-sale securities (Note 3)	3,455	–	–
Trade receivables—
Notes	10,240	5,252	43,766
Accounts	120,456	113,135	942,792
Allowance for doubtful notes and accounts (Note 18)	(5,133)	(4,519)	(37,658)
Inventories (Note 4)	96,910	93,620	780,167
Deferred income taxes (Note 9)	26,270	29,958	249,650
Prepaid expenses and other current assets	32,509	36,056	300,467

Total current assets	411,820	415,982	3,466,517

Investments and long-term receivables:
Available-for-sale securities (Note 3)	18,360	14,831	123,592
Investments in and advances to affiliated companies (Note 5)	11,067	7,841	65,342
Sundry investments (Note 16)	3,203	2,907	24,225
Long-term receivables, less allowance for doubtful accounts of ¥112 million—$934 thousand (¥186 million in 2002) (Note 18)	374	292	2,433

Total investments and long-term receivables	33,004	25,871	215,592

Property, plant and equipment (Note 7):
Land	26,525	25,548	212,900
Buildings	110,869	107,309	894,242
Machinery and equipment	242,600	237,086	1,975,716
Construction in progress	2,163	6,132	51,100

Total	382,157	376,075	3,133,958
Accumulated depreciation	(231,397)	(230,376)	(1,919,800)

Net property, plant and equipment	150,760	145,699	1,214,158

Other assets:
Intangible assets (Note 6)	15,561	15,619	130,158
Deferred income taxes (Note 9)	25,151	35,734	297,783
Other	8,833	8,124	67,700

Total other assets	49,545	59,477	495,641

Total assets	¥645,129	¥647,029	$5,391,908

See notes to consolidated financial statements.

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 1)

Liabilities and Shareholders’ Equity	2002	2003	2003

Current liabilities:
Short-term borrowings (Note 7)	¥45,867	¥29,893	$249,108
Current portion of long-term debt (Note 7)	2,551	974	8,117
Trade payables	57,231	67,173	559,775
Accrued liabilities—
Taxes on income	4,642	8,653	72,108
Payroll	15,662	17,616	146,800
Royalty	13,312	14,111	117,592
Other	32,509	36,784	306,533
Warranty reserve (Note 18)	6,481	6,493	54,108
Dividends payable	1,350	1,754	14,617
Other current liabilities	14,705	23,079	192,325

Total current liabilities	194,310	206,530	1,721,083

Long-term liabilities:
Long-term debt (Note 7)	35,677	32,196	268,300
Accrued pension and severance cost (Note 8)	46,270	70,800	590,000
Deferred income taxes (Note 9)	918	496	4,133
Other long-term liabilities	1,707	335	2,792

Total long-term liabilities	84,572	103,827	865,225

Commitments and contingent liabilities (Note 19)
Minority interests	19,244	18,279	152,325

Shareholders’ equity (Note 10):
Common stock, No par value
Authorized— 400,000,000 shares
Issued—180,063,836 shares—2002 and 2003	49,049	49,049	408,742
Capital surplus	82,010	82,159	684,658
Retained earnings	240,692	253,266	2,110,550
Accumulated other comprehensive income (loss) (Note 12)	(24,736)	(55,629)	(463,575)
Treasury stock, at cost 4,272 shares—2002 and 4,629,028 shares—2003	(12)	(10,452)	(87,100)

Total shareholders’ equity	347,003	318,393	2,653,275

Total liabilities and shareholders’ equity	¥645,129	¥647,029	$5,391,908

Consolidated Statements of Income

Pioneer Corporation and Subsidiaries
Year ended March 31

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)

	2001	2002	2003	2003

Operating revenue:
Net sales	¥619,828	¥644,537	¥699,684	$5,830,700
Royalty revenue	20,530	17,588	12,584	104,867

Total operating revenue	640,358	662,125	712,268	5,935,567

Operating costs and expenses:
Cost of sales	447,389	465,336	498,492	4,154,100
Selling, general and administrative	160,064	178,848	182,424	1,520,200

Total operating costs and expenses	607,453	644,184	680,916	5,674,300

Operating income	32,905	17,941	31,352	261,267
Other income (expenses):
Interest income	4,920	3,039	2,192	18,267
Gain on sale of subsidiaries’ stock	–	–	768	6,400
Foreign exchange gain (loss)	(1,192)	297	(2,042)	(17,017)
Interest expense	(4,301)	(3,445)	(2,887)	(24,059)
Other—net (Note 13)	1,861	(2,489)	(753)	(6,275)

Total other income (expenses)	1,288	(2,598)	(2,722)	(22,684)

Income before income taxes	34,193	15,343	28,630	238,583
Income taxes (Note 9):
Current	15,011	11,107	14,762	123,017
Deferred	(691)	(4,385)	(5,315)	(44,292)

Total income taxes	14,320	6,722	9,447	78,725

Income before minority interest and equity in losses	19,873	8,621	19,183	159,858
Minority interest in losses (earnings) of subsidiaries	(1,445)	(504)	21	175
Equity in losses of affiliated companies (Note 5)	(130)	(70)	(3,126)	(26,050)

Net income	¥18,298	¥8,047	¥16,078	$133,983

	Yen			U.S. Dollars

	2001	2002	2003	2003

Per share of common stock and per American Depositary Share:
Net income (Note 6 and 17)
Basic	¥101.76	¥44.70	¥90.24	$0.75
Diluted	101.70	44.69	90.24	0.75

See notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

Pioneer Corporation and Subsidiaries
Year ended March 31

		Millions of Yen

					Accumulated
	Number of				Other		Total
	Shares Issued	Common	Capital	Retained	Comprehensive	Treasury	Shareholders’
	(Thousands)	Stock	Surplus	Earnings	Income (Loss)	Stock	Equity

Balance at March 31, 2000	179,588	¥48,452	¥80,705	¥219,745	(¥36,442)		¥312,460
Comprehensive income
Net income				18,298			18,298
Other comprehensive income					7,791		7,791

Comprehensive income							26,089
Exercise of warrants	306	391	391				782
Value ascribed to warrants and stock options (Note 11)			362				362
Cash dividends (¥15.00 per share)				(2,698)			(2,698)

Balance at March 31, 2001	179,894	48,843	81,458	235,345	(28,651)		336,995
Comprehensive income
Net income				8,047			8,047
Other comprehensive income					3,915		3,915

Comprehensive income							11,962
Exercise of warrants	170	206	206				412
Value ascribed to warrants and stock options (Note 11)			346				346
Purchase and sale of treasury stock, net						(¥12)	(12)
Cash dividends (¥15.00 per share)				(2,700)			(2,700)

Balance at March 31, 2002	180,064	49,049	82,010	240,692	(24,736)	(12)	347,003
Comprehensive income (loss)
Net income				16,078			16,078
Other comprehensive income (loss)					(30,893)		(30,893)

Comprehensive income (loss)							(14,815)
Value ascribed to stock options (Note 11)			149				149
Repurchase of common stock (Note 10)						(11,566)	(11,566)
Sales of treasury stock				(412)		1,126	714
Cash dividends (¥17.50 per share)				(3,092)			(3,092)

Balance at March 31, 2003	180,064	¥49,049	¥82,159	¥253,266	(¥55,629)	(¥10,452)	¥318,393

	Thousands of U.S. Dollars (Note 1)

				Accumulated
				Other		Total
	Common	Capital	Retained	Comprehensive	Treasury	Shareholders’
	Stock	Surplus	Earnings	Income (Loss)	Stock	Equity

Balance at March 31, 2002	$408,742	$683,416	$2,005,767	($206,133)	($100)	$2,891,692
Comprehensive income (loss)
Net income			133,983			133,983
Other comprehensive income (loss)				(257,442)		(257,442)

Comprehensive income (loss)						(123,459)
Value ascribed to stock options (Note 11)		1,242				1,242
Repurchase of common stock (Note 10)					(96,383)	(96,383)
Sales of treasury stock			(3,433)		9,383	5,950
Cash dividends ($0.15 per share)			(25,767)			(25,767)

Balance at March 31, 2003	$408,742	$684,658	$2,110,550	($463,575)	($87,100)	$2,653,275

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Pioneer Corporation and Subsidiaries
Year ended March 31

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)

	2001	2002	2003	2003

Operating activities:
Net income	¥18,298	¥8,047	¥16,078	$133,983
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	32,405	36,782	36,387	303,225
Minority interest in losses (earnings) of subsidiaries	1,445	504	(21)	(175)
Equity in losses of affiliated companies, less dividends	136	79	3,184	26,533
Deferred income taxes	(691)	(4,385)	(5,315)	(44,292)
Provision for pension and severance cost, less payments	(1,993)	392	3,815	31,792
Loss on sale and disposal of fixed assets	914	3,340	4,521	37,675
(Gain) loss on sale and write-down of investments and securities	(254)	2,287	1,393	11,608
Impairment losses of fixed assets	1,163	–	–	–
Gain on sale of subsidiaries’ stock	–	–	(768)	(6,400)
Decrease (increase) in trade notes and accounts receivable	(6,729)	(2,225)	9,668	80,567
Decrease in inventories	5,786	3,288	715	5,959
Increase in prepaid expenses and other current assets	(2,430)	(2,706)	(1,603)	(13,358)
Increase in trade payables	177	9,304	11,856	98,800
Increase (decrease) in accrued taxes on income	(1,204)	(1,473)	5,533	46,108
Increase in other accrued liabilities	1,184	2,716	8,363	69,692
Other	3,034	1,160	(2,072)	(17,267)

Net cash provided by operating activities	51,241	57,110	91,734	764,450

Investing activities:
Payment for purchase of fixed assets	(42,183)	(46,996)	(40,782)	(339,850)
Payment for investment securities	(5,798)	(4,566)	(1,543)	(12,858)
Payment for available-for-sale securities	(1,233)	(2,031)	(10)	(83)
Proceeds from sale of fixed assets and investment securities	5,631	2,203	3,086	25,716
Proceeds from sale of available-for-sale securities	1,789	177	3,502	29,183
Decrease in loans receivable	410	1,071	169	1,408
Other	(197)	(1,006)	125	1,042

Net cash used in investing activities	(41,581)	(51,148)	(35,453)	(295,442)

Financing activities:
Payment of long-term debt	(37,760)	(7,560)	(4,914)	(40,950)
Increase (decrease) in short-term borrowings	(7,078)	5,866	(16,214)	(135,117)
Repurchase of common stock (Note 10)	–	(159)	(11,566)	(96,383)
Proceeds from sale of treasury stock	–	147	714	5,950
Dividends paid	(2,247)	(2,699)	(2,688)	(22,400)
Other	518	198	(12)	(100)

Net cash used in financing activities	(46,567)	(4,207)	(34,680)	(289,000)

Effect of exchange rate changes on cash and cash equivalents	6,229	4,231	(6,234)	(51,950)

Net increase (decrease) in cash and cash equivalents	(30,678)	5,986	15,367	128,058
Cash and cash equivalents, beginning of year	151,805	121,127	127,113	1,059,275

Cash and cash equivalents, end of year	¥121,127	¥127,113	¥142,480	$1,187,333

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Pioneer Corporation and Subsidiaries

1. Basis of presentation and significant accounting policies:

1) Basis of Presentation
 Basis of Financial Statements—
The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which Pioneer Corporation (Pioneer Kabushiki Kaisha) (the “parent company”) is incorporated. The translation of Japanese yen amounts into U.S. dollar amounts for the year ended March 31, 2003 is included solely for the convenience of readers outside Japan and has been made at the rate of ¥120 to U.S.$1.00, the approximate rate of exchange prevailing at the Tokyo Foreign Exchange Market at March 31, 2003. Such translation should not be construed as a representation that Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.

     The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (U.S. GAAP) except for the omission of segment information concerning the operations of the parent company and its majority-owned subsidiaries (together, the “Company”), as required by Statement of Financial Accounting Standards (“SFAS”) No.131.

     The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with U.S. GAAP. Effect has been given in the consolidated financial statements to adjustments which, because of either customary accounting practices in Japan or income tax law requirements, have not been entered in the Company’s general books of account.

Nature of Operations—
The Company is engaged in the development, manufacture and sale of electronics products. The Company is one of the leading manufacturers of consumer- and commercial-use electronics such as audio, video and car electronics on a global scale.

     The principal production activities of the Company are carried out in Asia including Japan. The Company’s products are generally sold under its own brand names, principally “Pioneer.” The principal markets for the Company are Japan, the United States of America, European countries and Asia. The Company sells its products to customers in consumer and commercial markets through its sales offices in Japan, and its sales subsidiaries and independent distributors overseas. On an original-equipment-manufacturer basis, the Company markets certain products, such as car electronics products, to other companies.

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

2) Summary of Significant Accounting Policies
 Consolidation and Investments in Affiliated Companies—The consolidated financial statements include the accounts of the parent company and its majority-owned subsidiaries. Investments in 20% to 50% owned companies are accounted for by the equity method of accounting. All significant intercompany transactions have been eliminated.

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

Available-for-Sale Securities—
Under SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities,” all debt securities and marketable equity securities held by the Company are classified as available-for-sale securities, and are carried at their fair values with unrealized gains and losses reported as a component of shareholders’ equity. The cost of securities is determined using the average-cost method.

     The Company reviews the fair value of its available-for-sale securities on a regular basis to determine if the fair value of any individual security has declined below its cost and if such decline is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the security is written down to fair value and the resulting realized loss is included in the statements of consolidated income.

Sundry Investments—
Sundry investments are stated at cost and are written down if the value of investments is estimated to have declined and such decline is judged to be other than temporary.

Inventories—
Inventories are valued at the lower of cost, which is determined principally by the average-cost method, or market. Inventories are reviewed periodically and items considered to be slow moving or obsolete are written down to their estimated net realizable value.

Property, Plant and Equipment and Depreciation—
Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based on the estimated useful lives of the assets.

     The principal ranges of estimated useful lives are as follows:

Buildings	15–65 years
Machinery and equipment	2–10 years

Goodwill and Other Intangible Assets—
In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001, eliminates the pooling-of-interests method, and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination.

     Under SFAS No. 142, acquired goodwill and other intangible assets that are determined to have an indefinite life will no longer be amortized. Instead, the carrying value of these assets will be reviewed for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets that are determined to have a definite life will continue to be amortized over their estimated useful lives. At April 1, 2002, the Company had no goodwill. The Company has adopted SFAS No. 142 effective April 1, 2002. Adoption of SFAS No. 142 had no significant effect on the Company’s operating income and income before income taxes for the year ended March 31, 2003. Amortization of intangible assets with definite lives is computed using the straight-line method with no residual value. The cost of patents is amortized over 7 to 19 years and software is amortized principally over 2 to 5 years.

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

     During the year ended March 31, 2001, the Company recorded an impairment loss of ¥1,163 million related to intangible assets of its karaoke business reflecting reduced revenue expectations from the business.

     In fiscal 2003, the Company sold its subsidiaries’ stock and recorded gains of ¥768 million ($6,400 thousand). Subsidiaries’ main operation was Karaoke business.

Warranty Reserve—
The Company engages in extensive product quality programs and processes including actively monitoring and evaluating the quality of component suppliers. The Company’s warranty obligation is affected by product failure rates and service costs incurred in correcting product failure. The Company provides for the estimated cost of product warranties at the time revenue is recognized. These estimates are established using historical information.

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

Sales Incentives—
At April 1, 2002, the Company adopted Emerging Issues Task Force (“EITF”) 01-09, “Accounting for Consideration given by a Vendor to a Customer.” EITF 01-09 clarifies the income statement classification of costs incurred by a vendor in connection with the reseller’s purchase or promotion of the vendor’s products, resulting in certain cooperative advertising and product placement costs previously classified as selling expenses to be reflected as a reduction of revenues earned from that activity. The adoption of EITF 01-09 resulted in a reduction of sales of ¥6,711 million, ¥6,774 million and ¥9,588 million ($79,900 thousand) and a corresponding decrease in selling, general and administrative expenses, with no effect on net income for the years ended March 31, 2001, 2002 and 2003, respectively. Previous figures for the corresponding periods have been reclassified to conform to this presentation.

Research and Development Costs and Advertising Cost—Research and development costs and advertising cost are expensed as incurred.

Shipping and Handling Charges—
Shipping and handling costs totaled ¥8,691 million, ¥10,178 million and ¥10,816 million ($90,133 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

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

Derivatives—
Derivative financial instruments utilized by the Company are comprised principally of forward exchange contracts, currency options and currency swaps. Forward exchange contracts and currency options, the majority of which mature within six months, and currency swaps, which mature from 2003 to 2005, are utilized to hedge exposures to foreign exchange risk and interest risk. The Company does not hold or issue derivative financial instruments for trading purposes.

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

     At April 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No.133.” Under SFAS No. 133, all derivative instruments are recognized in the balance sheet at their fair values and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded in other comprehensive income, then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs.

     The cumulative effect of adopting this accounting change at April 1, 2001, was not significant.

     Forward exchange contracts, currency swaps and currency options are utilized to hedge certain foreign currency and interest rate exposures. However, none of these derivatives were designated as hedging instruments under SFAS No. 133 at March 31, 2002 and 2003. Unrealized gains and losses on such instruments are recognized currently in earnings.

Reclassifications—
Starting fiscal 2003, the Company classified losses on sale and disposal of fixed assets, which were previously included in Other — net in Other income (expense), into selling, general and administrative expenses. Previously reported amounts have been reclassified to conform to this presentation. Other reclassifications and format changes have been made to prior year amounts to conform to the current year presentation.

New Accounting Standards—
In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which is effective for years beginning after June 15, 2002, which will be the Company’s fiscal year 2004. FAS 143 addresses legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal operation of a long-lived asset. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Any associated asset retirement costs are to be capitalized as part of the carrying amount of the long-lived asset and expensed over the life of the asset. The Company has not yet determined what the effect of FAS 143 will have on the earnings or the financial position of the Company.

     In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145, among other things, rescinds SFAS No. 4, which required all gains and losses from the extinguishment of debt to be classified as an extraordinary item and amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002 with earlier adoption encouraged. The adoption of SFAS No. 145 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

2.     Supplemental cash flow information:

Selected cash payments and noncash activities for the years ended March 31, 2001, 2002 and 2003 were as follows:

				Thousands of
	Millions of Yen			U.S. Dollars

	2001	2002	2003	2003

Cash payment for interest	¥4,889	¥3,281	¥2,654	$22,117
Cash payment for income taxes	16,245	12,580	9,047	75,392
Noncash investing activities:
Capitalized lease obligations incurred	141	–	–	–

3. Available-for-sale securities:

Cost, gross unrealized holding gains, gross unrealized holding losses and the aggregate fair value of available-for-sale securities at March 31, 2002 and 2003 were as follows:

	Millions of Yen

	2002				2003

		Gross	Gross			Gross	Gross
		Unrealized	Unrealized			Unrealized	Unrealized
		Holding	Holding	Aggregate		Holding	Holding	Aggregate
	Cost	Gains	Losses	Fair Value	Cost	Gains	Losses	Fair Value

Marketable equity securities:
Current	¥10	–	¥2	¥8	–	–	–	–
Non-current	7,963	¥10,805	486	18,282	¥6,636	¥8,187	¥63	¥14,760
Marketable debt securities:
Current	3,485	–	38	3,447	–	–	–	–
Non-current	111	–	33	78	85	–	14	71

Total	¥11,569	¥10,805	¥559	¥21,815	¥6,721	¥8,187	¥77	¥14,831

	Thousands of U.S. Dollars

	2003

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding	Aggregate
	Cost	Gains	Losses	Fair Value

Marketable equity securities:
Non-current	$55,300	$68,225	$525	$123,000
Marketable debt securities:
Non-current	708	–	116	592

Total	$56,008	$68,225	$641	$123,592

     At March 31, 2003, the fair values of marketable debt securities by contractual maturities for securities classified as available-for-sale due in one year through five years were ¥ 71 million ($592 thousand).

     Gross realized gain on available-for-sale securities for the year ended March 31, 2001 was ¥1,556 million. Gross realized losses for the years ended March 31, 2001 and 2003 were ¥2 million and ¥20 million ($166 thousand), respectively. Neither gross realized gain nor loss on available-for-sale securities was recorded for the year ended March 31, 2002 and no gross realized gain on available-for-sale securities was recorded for the year ended March 31, 2003.

     For the years ended March 31, 2001, 2002 and 2003, losses on write-down of marketable equity securities were recognized to reflect the decline in market value considered to be other than temporary totaling ¥246 million, ¥1,828 million and ¥1,346 million ($11,217 thousand), respectively.

4.     Inventories:

Inventories at March 31, 2002 and 2003 comprise the following:

			Thousands of
	Millions of Yen		U.S. Dollars

	2002	2003	2003

Finished products	¥53,912	¥50,202	$418,350
Work in process	18,813	19,158	159,650
Materials and supplies	24,185	24,260	202,167

Total	¥96,910	¥93,620	$780,167

5.     Investments in and advances to affiliated companies:

Investments in and advances to affiliated companies principally represent the Company’s equity in the underlying assets of 20% to 50% owned companies. Dividends received from companies accounted for on an equity basis were ¥6 million, ¥9 million and ¥58 million ($483 thousand), respectively, for the years ended March 31, 2001, 2002 and 2003.

      Retained earnings include the parent company’s and its

consolidated subsidiaries’ equity in undistributed earnings of 20% to 50% owned companies accounted for on an equity basis in the amount of ¥163 million and ¥245 million ($2,042 thousand) at March 31, 2002 and 2003, respectively.

     Summarized financial information of companies owned 20% to 50%, including ELDis, Inc., 45% owned by Tohoku Pioneer Corporation, a 67% owned subsidiary, accounted for by the equity method of accounting is as follows:

			Thousands of
	Millions of Yen		U.S. Dollars

	2002	2003	2003

Current assets	¥8,546	¥19,802	$165,017
Property, plant and equipment	15,579	27,209	226,742
Other assets	2,928	338	2,816

Total assets	¥27,053	¥47,349	$394,575

Current liabilities	¥5,359	¥4,857	$40,475
Long-term liabilities	660	27,430	228,583
Shareholders’ equity	21,034	15,062	125,517

Total liabilities and shareholders’ equity	¥27,053	¥47,349	$394,575

				Thousands of
		Millions of Yen		U.S. Dollars

Year ended March 31	2001	2002	2003	2003

Net sales	¥4,281	¥7,404	¥7,845	$65,375
Gross profit	849	996	808	6,733
Net loss	173	237	6,802	56,683

6.     Intangible assets:

Upon the adoption of SFAS No. 142, as discussed in Note 1, the Company reassessed the useful lives of its intangible assets and determined that it does not have any intangible assets with indefinite lives.

     Intangible assets subject to amortization acquired during the year ended March 31, 2003 totaled ¥9,083 million ($75,692 thousand) and primarily consist of software of ¥8,076 million ($67,300 thousand) and patents of ¥511 million ($4,258 thousand). The weighted average amortization periods for software and patents acquired during the year ended March 31, 2003 are 4.1 years and 7.3 years, respectively.

     Intangible assets subject to amortization are comprised of the following:

					Thousands of
	Millions of Yen				U.S. Dollars

2002			2003		2003

	Gross		Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization	Amount	Amortization

Software	¥18,990	(¥8,414)	¥23,726	(¥11,441)	$197,717	($95,342)
Patents	28,849	(25,562)	25,472	(23,623)	212,266	(196,858)
Other	3,061	(1,363)	2,850	(1,365)	23,750	(11,375)

Total	¥50,900	(¥35,339)	¥52,048	(¥36,429)	$433,733	($303,575)

     The aggregate amortization expense for intangible assets for the year ended March 31, 2003 is ¥7,978 million ($66,483 thousand). The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

		Thousands of
Year ending March 31	Millions of Yen	U.S. Dollars

2004	¥5,188	$43,233
2005	4,102	34,183
2006	2,824	23,533
2007	1,361	11,342
2008	839	6,992

     Amounts previously reported for net income and basic and diluted earnings per share for the years ended March 31, 2001 and 2002 are reconciled to amounts adjusted to exclude the amortization expense related to goodwill and net income and basic and diluted earnings per share for the year ended March 31, 2003 as follows:

				Thousands of
			Millions of Yen	U.S. Dollars

	2001	2002	2003	2003

Reported net income	¥18,298	¥8,047	¥16,078	$133,983
Add back: Goodwill amortization	610	748	–	–

Adjusted net income	¥18,908	¥8,795	¥16,078	$133,983

	Yen			U.S. Dollars

	2001	2002	2003	2003

Basic earnings per share:
Reported net income	¥101.76	¥44.70	¥90.24	$0.75
Goodwill amortization	3.39	4.15	–	–

Adjusted net income	¥105.15	¥48.85	¥90.24	$0.75

Diluted earnings per share:
Reported net income	¥101.70	¥44.69	¥90.24	$0.75
Goodwill amortization	3.39	4.15	–	–

Adjusted net income	¥105.09	¥48.84	¥90.24	$0.75

7.     Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2002 and 2003 comprise the following:

			Thousands of
	Millions of Yen		U.S. Dollars

	2002	2003	2003

Bank loans Weighted average interest rate 2.04% at March 31, 2002 and 2.01% at March 31, 2003:
Uncollateralized	¥45,867	¥29,893	$249,108

Long-term debt at March 31, 2002 and 2003 comprises the following:

			Thousands of
	Millions of Yen		U.S. Dollars

	2002	2003	2003

Loans, principally from banks, maturing serially through 2013 interest ranging from 1.39% to 4.00% at March 31, 2002 and from 1.85% to 3.90% at March 31, 2003:
Collateralized	¥6,172	¥3,048	$25,400
Uncollateralized	6,160	4,370	36,417
2.35% Uncollateralized bonds due 2005	15,000	15,000	125,000
2.80% Uncollateralized bonds due 2008	10,000	10,000	83,333
Industrial development U.S. dollar revenue bonds due 2005 with fluctuating interest rates (1.65% at March 31, 2002, and 1.59% at March 31, 2003), subject to maximum rates of 15% in 2002 and 2003 and other	896	752	6,267

Total	38,228	33,170	276,417
Less—Portion due within one year	2,551	974	8,117

Total	¥35,677	¥32,196	$268,300

     The outstanding bond indentures generally require the parent company to provide collateral for the outstanding bonds if the parent company provides collateral to new bonds issued in Japan.

     Unused lines of credit for short-term financing at March 31, 2003 approximated ¥231,829 million ($1,931,908 thousand) of which ¥30,000 million ($250,000 thousand) relates to commercial paper programs. Unused commitments for long-term financing arrangements at March 31, 2003 amounted to ¥5,000 million ($41,667 thousand). There were no commitment fees.

     Land and buildings with a book value of ¥6,176 million ($51,467 thousand) were pledged as collateral for certain long-term loans of the Company at March 31, 2003.

     The aggregate annual maturities of long-term debt during the five years ending March 31, 2008 are as follows:

		Thousands of
Year ending March 31	Millions of Yen	U.S. Dollars

2004	¥974	$8,117
2005	4,521	37,675
2006	15,927	132,725
2007	258	2,150
2008	250	2,083

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

8.     Pension plans and accrued severance cost:

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

      The Company also sponsors a domestic contributory welfare pension plan covering substantially all of its Japanese employees. The benefits of the welfare pension plan are primarily based on years of service and on the average compensation during years of service and subject to governmental regulations. The welfare plan consists of a basic component, which has been specified by the Japanese government’s welfare pension regulations, and components established by the Company. During the year ended

March 31, 2003, the Company established a new component within the welfare pension plan. The new component covers a part of the parent company’s employees. Management considers that a portion of the contributory plan, which is administered by a board of trustees composed of management and labor representatives, represents a welfare pension plan carried on behalf of the Japanese government. Management believes that the benefit obligation for the additional component is approximately one fifth of the total benefit obligation. The welfare pension plan is funded in conformity with the funding requirements of applicable governmental regulations. The plan assets are invested primarily in interest-bearing securities, marketable equity securities and loan receivables.

      Net periodic benefit costs for the non-contributory plans and the contributory plan of the parent company and certain domestic subsidiaries for 2001, 2002 and 2003 consisted of the following:

							Thousands of
	Millions of Yen						U.S. Dollars

	2001		2002		2003		2003

	Non-		Non-		Non-		Non-
	Contributory	Contributory	Contributory	Contributory	Contributory	Contributory	Contributory	Contributory
	Plans	Plan	Plans	Plan	Plans	Plan	Plans	Plan

Service cost	¥2,519	¥1,312	¥2,657	¥1,288	¥2,884	¥2,400	$24,033	$20,000
Interest cost	1,732	2,954	1,662	2,926	1,695	3,195	14,125	26,625
Expected return on assets	(2,091)	(2,450)	(1,907)	(2,245)	(1,606)	(1,941)	(13,383)	(16,175)
Amortization of unrecognized net actuarial loss	171	276	744	1,287	1,021	1,853	8,508	15,442
Amortization of unrecognized net assets at date of application	(163)	(344)	(163)	(344)	(163)	(344)	(1,358)	(2,867)
Amortization of unrecognized prior service gain	(535)	–	(535)	(364)	(535)	(364)	(4,458)	(3,033)

Net periodic benefit cost	¥1,633	¥1,748	¥2,458	¥2,548	¥3,296	¥4,799	$27,467	$39,992

Actuarial assumptions:
Discount rate	2.8%	4.5%	2.7%	4.3%	2.2%	4.1%
Rate of salary increase	–*	3.1%	–*	2.7%	–*	2.6%
Long-term rate of return on plan assets	4.5%	4.5%	4.5%	4.5%	3.9%	3.9%

*Non-contributory plans are not pay-related.

     Reconciliations of beginning and ending balances of benefit obligations and the fair value of the plan assets are as follows:

						Thousands of
	Millions of Yen					U.S. Dollars

	2002		2003		2003

	Non-		Non-		Non-
	Contributory	Contributory	Contributory	Contributory	Contributory	Contributory
	Plans	Plan	Plans	Plan	Plans	Plan

Change in benefit obligation:
Benefit obligation at beginning of year	¥59,391	¥65,023	¥62,802	¥74,305	$523,350	$619,209
Service cost	2,657	1,288	2,884	2,400	24,033	20,000
Interest cost	1,662	2,926	1,695	3,195	14,125	26,625
Plan participants’ contribution	–	1,080	–	1,063	–	8,858
Actuarial loss	1,492	4,718	5,086	534	42,383	4,450
Lump-sum cash payments	(2,078)	–	(2,607)	–	(21,725)	–
Benefits paid	(322)	(730)	(414)	(985)	(3,450)	(8,208)

Benefit obligation at end of year	¥62,802	¥74,305	¥69,446	¥80,512	$578,716	$670,934

Change in plan assets:
Fair value of plan assets at beginning of year	¥42,334	¥49,899	¥41,167	¥49,778	$343,058	$414,817
Actual return on plan assets	(2,494)	(2,855)	(6,198)	(7,963)	(51,650)	(66,358)
Employer contribution	3,727	2,384	3,975	2,746	33,125	22,883
Plan participants’ contribution	–	1,080	–	1,063	–	8,858
Lump-sum cash payments	(2,078)	–	(2,607)	–	(21,725)	–
Benefits paid	(322)	(730)	(414)	(985)	(3,450)	(8,208)

Fair value of plan assets at end of year	¥41,167	¥49,778	¥35,923	¥44,639	$299,358	$371,992

Funded status	(¥21,635)	(¥24,527)	(¥33,523)	(¥35,873)	($279,358)	($298,942)
Unrecognized actuarial loss	24,605	33,798	36,474	42,383	303,950	353,192
Unrecognized net assets at the date of application	(809)	(1,641)	(646)	(1,297)	(5,384)	(10,808)
Unrecognized prior service gain	(8,770)	(4,937)	(8,235)	(4,573)	(68,625)	(38,109)

Net amount recognized	(¥6,609)	¥2,693	(¥5,930)	¥640	($49,417)	$5,333

Amounts recognized in the statement of financial position consist of:
Accrued benefit liabilities	(¥19,358)	(¥22,063)	(¥31,037)	(¥33,013)	($258,642)	($275,108)
Accumulated other comprehensive income	12,749	24,756	25,107	33,653	209,225	280,441

Net amount recognized	(¥6,609)	¥2,693	(¥5,930)	¥640	($49,417)	$5,333

Accumulated benefit obligation at end of year	¥60,438	¥71,841	¥66,960	¥77,652	$558,000	$647,100

     The unrecognized prior service gain, the unrecognized actuarial loss and the unrecognized net assets at the date of initial application are being amortized over the average remaining service period of employees, both for the non-contributory plans and for the contributory plan.

     Substantially all of the employees of major U.S. and European subsidiaries are covered by a defined benefit pension plan. The projected benefit obligations for the plan and related fair value of plan assets were ¥9,805 million and ¥ 7,045 million, respectively, at March 31, 2002 and ¥10,732 million ($89,433 thousand) and ¥6,248 million ($52,067 thousand), respectively, at March 31, 2003.

     With respect to directors, provision is made for lump-sum severance indemnities on a basis considered adequate for such future payments as may be approved by the shareholders.

     In February 2002, the Company announced the closure

of the Hiwada plant in Fukushima, Japan because of the transfer of production sites to China. In relation to this closure, the Company recorded special termination benefits for employees’ voluntary termination of ¥906 million for the year ended March 31, 2002. In June 2002, Tohoku Pioneer Corporation implemented a voluntary early retirement plan. In relation to this plan, the Company recorded special termination benefits of ¥1,424 million ($11,867 thousand). These special termination benefits were included in the selling, general and administrative expenses.

     The net charges to income for worldwide pension plans, severance indemnities and special termination benefits for the years ended March 31, 2001, 2002 and 2003 were ¥4,560 million, ¥8,947 million and ¥13,432 million ($111,933 thousand), respectively.

9.     Income taxes:

The Company is subject to a number of different income taxes which, in the aggregate, indicate a normal statutory tax rate of approximately 42% for the years ended March 31, 2001, 2002 and 2003 in Japan. A change in the tax rate was enacted in Japan in March, 2003 and the normal effective statutory tax rate effective for the year beginning April 1, 2004 was changed from 42% to 41%.

     The Company’s provision for income taxes differed from the provision for income taxes at the normal statutory tax rates in Japan as follows:

				Thousands of
	Millions of Yen			U.S. Dollars

	2001	2002	2003	2003

Computed tax expense at normal statutory tax rate	¥14,361	¥6,444	¥12,025	$100,208
Increase (decrease) resulting from:
Changes in valuation allowance, net of effects of carryforward loss expiration and exchange rate changes	2,004	74	(1,975)	(16,458)
Expenses not deductible for tax purpose
Domestic	563	737	284	2,367
Foreign	229	221	442	3,683
Amortization of goodwill	256	314	–	–
Difference in foreign and Japanese tax rates	(2,739)	(1,958)	(1,643)	(13,692)
Effect of tax rate change on deferred taxes	–	–	836	6,967
Write-down of investment in a subsidiary	(1,092)	–	–	–
Other	738	890	(522)	(4,350)

Provision for income taxes	¥14,320	¥6,722	¥9,447	$78,725

     Total income taxes provided for the years ended March 31, 2001, 2002 and 2003 are as follows:

				Thousands of
			Millions of Yen	U.S. Dollars

	2001	2002	2003	2003

Provision for income taxes	¥14,320	¥6,722	¥9,447	$78,725
Shareholders’ equity—directly charged (credited):
Minimum pension liability adjustments	(6,456)	(6,460)	(8,927)	(74,391)
Net unrealized gains on securities	(3,638)	(1,502)	(899)	(7,492)

Total	¥4,226	(¥1,240)	(¥379)	($3,158)

      Income before income taxes and income tax expense comprised the following components:

				Thousands of
	Millions of Yen			U.S. Dollars

	2001	2002	2003	2003

Income (loss) before income taxes:
Domestic	¥5,967	(¥3,655)	¥9,994	$83,283
Foreign	28,226	18,998	18,636	155,300

	¥34,193	¥15,343	¥28,630	$238,583

Income taxes—Current:
Domestic	¥4,906	¥3,879	¥6,824	$56,867
Foreign	10,105	7,228	7,938	66,150

	¥15,011	¥11,107	¥14,762	$123,017

Income taxes—Deferred:
Domestic	(¥872)	(¥4,501)	(¥3,286)	($27,383)
Foreign	181	116	(2,029)	(16,909)

	(¥691)	(¥4,385)	(¥5,315)	($44,292)

     The significant components of the deferred tax assets and liabilities at March 31, 2002 and 2003 are as follows:

					Thousands of
	Millions of Yen				U.S. Dollars

	2002		2003		2003

	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Inventories	¥9,214	–	¥8,197	–	$68,308	–
Marketable equity securities	443	¥24	3,831	¥1,018	31,925	$8,484
Accrued expenses	7,901	–	9,106	–	75,883	–
Tax loss carryforwards	15,184	–	11,723	–	97,692	–
Pension and severance cost	18,589	–	28,341	–	236,175	–
Land	2,347	248	2,216	–	18,467	–
Depreciation	958	293	1,563	387	13,025	3,225
Royalty receivable	953	–	1,395	–	11,625	–
Other	17,346	3,568	18,384	2,863	153,200	23,858

Total	72,935	4,133	84,756	4,268	706,300	35,567
Valuation allowance	(18,299)	–	(15,292)	–	(127,433)	–

Total	¥54,636	¥4,133	¥69,464	¥4,268	$578,867	$35,567

     The valuation allowance principally relates to deferred tax assets for loss carryforwards of subsidiaries.

     During the years ended March 31, 2002 and 2003, the valuation allowances were increased by ¥507 million and decreased by ¥3,007 million ($25,058 thousand), respectively.

     At March 31, 2003, the Company has tax loss carryforwards which are available to reduce taxable income in subsequent periods. If not utilized, such loss carryforwards expire as follows:

Year ending March 31	Millions of Yen	Thousands of U.S. Dollars

2004	¥728	$6,067
2005	2,070	17,250
2006	247	2,058
2007	2,113	17,608
2008	1,678	13,983
Thereafter	25,775	214,792

Total	¥32,611	$271,758

     No provision for income taxes is recognized on undistributed earnings of foreign subsidiaries where the Company considers that such earnings are reinvested or would not, under the present Japanese tax laws, be subject to additional taxation should they be distributed to the parent company. Undistributed earnings of foreign subsidiaries (including related foreign currency translation adjustments) at March 31, 2002 and 2003 amounted to approximately ¥133,934 million and ¥133,923 million ($1,116,025 thousand), respectively. It is not practical to estimate the amount of taxes that might be payable on the eventual remittance of such earnings.

     The domestic undistributed earnings would not, under the present Japanese tax laws, be subject to additional taxation.

10.     Shareholders’ equity:

Common Stock and Capital Surplus—
As permitted by the Commercial Code of Japan (the “Code”) prior to April 1, 1991, the parent company had made free share distributions which were accounted for by a transfer from capital surplus to common stock or without any transfers in the capital accounts.

     Companies in the United States issuing shares in similar transactions would be required to account for them as stock dividends. Had the distributions been accounted for in the manner adopted by the United States companies, ¥179,076 million ($1,492,300 thousand) would have been transferred from retained earnings to appropriate capital accounts as of March 31, 2003.

Retained Earnings—
 Retained earnings consist of legal reserve and unappropriated retained earnings.

     The parent company is subject to the Code amendments which became effective from October 1, 2001. Prior to October 1, 2001, the Code required at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital were credited to capital surplus. Effective October 1, 2001, the revised Code eliminated common stock par values resulting in all shares being recorded with no par value.

     Prior to October 1, 2001, the Code also provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of stated capital. Effective October 1, 2001, the revised Code allows for such appropriations to be determined based on total capital surplus and legal reserve. The amount of total capital surplus and legal reserve which exceeds 25% of stated capital is available for appropriations by resolution of the shareholders.

     The Code permits companies to transfer a portion of capital surplus and legal reserve to stated capital by resolution of the

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

     The amount available for dividends under the Code was ¥132,962 million ($1,108,017 thousand) as of March 31, 2003, that is based on the amount recorded in the parent company’s general books and records maintained in accordance with accepted Japanese accounting practices. The adjustments are included in the accompanying consolidated financial statements to conform with U.S. GAAP, but are not recorded in the books, and have no effect on the determination of retained earnings available for dividends under the Code. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment as described above, the Code imposes certain limitations on the amount of retained earnings available for dividends.

     At the general shareholders meeting held on June 27, 2002, the shareholders of the parent company authorized the repurchase of 10,000,000 shares of their common stock at the maximum. In August, 2002, November, 2002 and February, 2003, the parent company repurchased 1,610,000 shares, 2,000,000 shares and 1,500,000 shares of their common stock, respectively, in the market for the aggregate cost of ¥11,492 million ($95,767 thousand) as a publicly announced plan to improve capital efficiency pursuant to a revision in the Code.

     The appropriations of retained earnings for the year ended March 31, 2003, which have been incorporated in the accompanying financial statements, will be proposed for approval at the general shareholders’ meeting to be held on June 27, 2003, and will be recorded in the parent company’s general books of account after shareholders’ approval.

11.     Stock-based compensation plans:

The Company has two types of stock-based compensation plans as incentive plans for directors and selected employees.

Warrant plan—
Upon issuance of detachable warrant bonds by the parent company, a consolidated subsidiary purchased all of the bonds and the Company distributed the warrants at fair value to directors and certain employees of the Company as a part of their remuneration.

Stock option plan—
In accordance with approval of shareholders’ meetings on June 29, 2000 and June 28, 2001, the Company granted share subscription rights to employees. Also, in accordance with approval of shareholders’ meeting on June 27, 2002, the Company granted share acquisition rights to directors and certain employees of the Company. The Company recorded the fair value of the stock option as a part of their remuneration.

     A summary of information for the Company’s stock-based compensation plans is as follows:

			Yen

				Weighted-Average	Number of
			Weighted-Average	Grant Date	Shares
Year	Plan	Exercisable Period	Exercise Price	Share Price	(Thousands)

2001	Warrant	From July 2, 2001 to September 25, 2003	¥4,728	¥4,543	284
2001	Stock option	From July 1, 2002 to June 30, 2005	4,400	4,250	191
2002	Warrant	From July 1, 2002 to August 26, 2004	3,266	2,700	413
2002	Stock option	From July 1, 2003 to June 30, 2006	3,791	3,750	191
2003	Stock option	From July 1, 2004 to June 29, 2007	2,477	2,170	564

			U.S. Dollars

				Weighted-Average
			Weighted-Average	Grant Date
Year	Plan	Exercisable Period	Exercise Price	Share Price

2003	Stock option	From July 1, 2004 to June 29, 2007	$20.64	$18.08

     Remuneration cost recognized for stock-based compensation plans for the years ended March 31, 2001, 2002 and 2003 were ¥362 million, ¥346 million and ¥149 million ($1,242 thousand), respectively.

     The weighted-average fair value per share at the date of grant for the warrants and the stock options granted during the years ended March 31, 2001, 2002 and 2003 were ¥762, ¥573 and ¥704 ($5.87), respectively. The fair value of the warrants and the stock options granted on the date of grant, which is amortized to expense over the vesting period, is estimated using the Black-Scholes option- valuation model with the following weighted-average assumptions:

	2001	2002	2003

Risk-free interest rate	0.86%	0.25%	0.24%
Expected lives	3.48 years	3.48 years	3.48 years
Expected volatility	48.19%	50.61%	52.81%
Expected dividends	0.36%	0.41%	0.69%

     A summary of the status of the Company’s warrants and options as of March 31, 2001, 2002 and 2003, and changes during the years is as follows:

			Weighted-Average Exercise
		Weighted-Average	Price per Share
	Number of Shares	Remaining Life
	(Thousands)	(Years)	Yen	U.S. Dollars

Outstanding at March 31, 2000	574	1.9	¥2,452
Granted	475		4,597
Exercised	(306)		2,551

Outstanding at March 31, 2001	743	2.4	3,782
Granted	604		3,432
Exercised	(170)		2,425

Outstanding at March 31, 2002	1,177	2.5	¥3,798
Granted	564		2,477	$20.64
Expired	(98)		2,188	18.23

Outstanding at March 31, 2003	1,643	2.5	¥3,441	$28.68

Exercisable at March 31, 2002	382		¥4,075

Exercisable at March 31, 2003	888		¥3,977	$33.14

12. Other comprehensive income:

Change in accumulated other comprehensive income (loss) is as follows:

	Millions of Yen

			Foreign Currency	Total Accumulated
	Minimum Pension	Net Unrealized	Translation	Other Comprehensive
	Liability Adjustments	Gains on Securities	Adjustments	Income (Loss)

Balance at March 31, 2000	(¥2,792)	¥11,747	(¥45,397)	(¥36,442)
Adjustments for the year	(8,847)	(5,085)	21,723	7,791

Balance at March 31, 2001	(11,639)	6,662	(23,674)	(28,651)
Adjustments for the year	(8,848)	(2,079)	14,842	3,915

Balance at March 31, 2002	(20,487)	4,583	(8,832)	(24,736)
Adjustments for the year	(12,188)	(1,235)	(17,470)	(30,893)

Balance at March 31, 2003	(¥32,675)	¥3,348	(¥26,302)	(¥55,629)

	Thousands of U.S. Dollars

			Foreign Currency	Total Accumulated
	Minimum Pension	Net Unrealized	Translation	Other Comprehensive
	Liability Adjustments	Gains on Securities	Adjustments	Income (Loss)

Balance at March 31, 2002	($170,725)	$38,192	($73,600)	($206,133)
Adjustments for the year	(101,567)	(10,292)	(145,583)	(257,442)

Balance at March 31, 2003	($272,292)	$27,900	($219,183)	($463,575)

     Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Millions of Yen

	Before-Tax	Tax (Expense)	Minority	Net-of-Tax
	Amount	or Benefit	Interest	Amount

2001:
Minimum pension liability adjustments	(¥15,375)	¥6,456	¥72	(¥8,847)
Net unrealized gains on securities:
Unrealized holding losses arising during year	(7,432)	3,121	45	(4,266)
Less—Reclassification adjustment for gains realized in net income	(1,308)	517	(28)	(819)

Net unrealized losses	(8,740)	3,638	17	(5,085)
Foreign currency translation adjustments	22,353	–	(630)	21,723

Other comprehensive income (loss)	(¥1,762)	¥10,094	(¥541)	¥7,791

2002:
Minimum pension liability adjustments	(¥15,380)	¥6,460	¥72	(¥8,848)
Net unrealized gains on securities:
Unrealized holding losses arising during year	(5,404)	2,270	7	(3,127)
Less—Reclassification adjustment for losses realized in net income	1,828	(768)	(12)	1,048

Net unrealized losses	(3,576)	1,502	(5)	(2,079)
Foreign currency translation adjustments	15,338	–	(496)	14,842

Other comprehensive income (loss)	(¥3,618)	¥7,962	(¥429)	¥3,915

2003:
Minimum pension liability adjustments	(¥21,255)	¥8,927	¥140	(¥12,188)
Net unrealized gains on securities:
Unrealized holding losses arising during year	(3,502)	1,472	7	(2,023)
Less—Reclassification adjustment for losses realized in net income	1,366	(573)	(5)	788

Net unrealized losses	(2,136)	899	2	(1,235)
Foreign currency translation adjustments	(18,178)	–	708	(17,470)

Other comprehensive income (loss)	(¥41,569)	¥9,826	¥850	(¥30,893)

	Thousands of U.S. Dollars

	Before-Tax	Tax (Expense)	Minority	Net-of-Tax
	Amount	or Benefit	Interest	Amount

2003:
Minimum pension liability adjustments	($177,125)	$74,391	$1,167	($101,567)
Net unrealized gains on securities:
Unrealized holding losses arising during year	(29,183)	12,267	58	(16,858)
Less—Reclassification adjustment for losses realized in net income	11,383	(4,775)	(42)	6,566

Net unrealized losses	(17,800)	7,492	16	(10,292)
Foreign currency translation adjustments	(151,483)	–	5,900	(145,583)

Other comprehensive income (loss)	($346,408)	$81,883	$7,083	($257,442)

13. Supplemental information:

Supplemental information for the years ended March 31, 2001, 2002 and 2003 is as follows:

				Thousands of
	Millions of Yen			U.S. Dollars

	2001	2002	2003	2003

Research and development expenses charged to cost and expenses	¥37,105	¥39,050	¥45,388	$378,233
Advertising costs charged to expense as incurred	10,434	13,117	11,836	98,633

     Other—net as shown in other income (expenses) for the years ended March 31, 2001, 2002 and 2003 consisted of the following:

				Thousands of
	Millions of Yen			U.S. Dollars

	2001	2002	2003	2003

Gains (losses) on sale and write-down of investments and securities	¥ 254	(¥2,287)	(¥1,393)	($11,608)
Other	1,607	(202)	640	5,333

Total	¥1,861	(¥2,489)	(¥753)	($6,275)

14. Leased assets:

The Company leases certain land, machinery and equipment, office space, warehouses, computer equipment and employees’ residential facilities primarily under operating leases.

     Rental expenses under operating leases for the years ended March 31, 2001, 2002 and 2003 aggregated ¥5,962 million, ¥6,777 million and ¥6,806 million ($56,717 thousand), respectively. Such rentals relate principally to cancelable leases which are renewable upon expiration.

     The net minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2003 are as follows:

		Thousands of
Year ending March 31	Millions of Yen	U.S. Dollars

2004	¥3,403	$28,358
2005	2,406	20,050
2006	1,461	12,175
2007	862	7,183
2008	435	3,625
Thereafter	992	8,267

Total minimum future rentals	¥9,559	$79,658

15. Financial instruments:

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

     The notional amounts of forward exchange contracts as of March 31, 2002 and 2003 were ¥3,031 million and ¥8,496 million ($70,800 thousand), respectively. The notional amounts of currency options purchased were ¥1,440 million and ¥1,558 million ($12,983 thousand) as of March 31, 2002 and 2003, respectively. The notional amount of currency options written was ¥1,440 million and ¥1,558 million ($12,983 thousand) as of March 31, 2002 and 2003, respectively.

     To change currency and interest rate features of intercompany finance transactions, the Company entered into currency swap contracts with banks. Currency swap contracts effectively changed, in substance, the U.S. dollars floating interest rate intercompany borrowings into Japanese yen fixed interest rate borrowings and euro floating interest rate borrowings. The notional amounts of currency swap contracts as of March 31, 2002 and 2003 were ¥42,882 million and ¥32,255 million ($268,792 thousand), respectively.

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

16. Fair value of financial instruments:

The following table presents the carrying amounts and fair values of the Company’s financial instruments at March 31, 2002 and 2003:

					Thousands of
	Millions of Yen				U.S. Dollars

	2002		2003		2003

	Assets (liabilities)		Assets (liabilities)		Assets (liabilities)

	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amounts	Value	Amounts	Value	Amounts	Value

Assets:
Available-for-sale securities	¥21,815	¥21,815	¥14,831	¥14,831	$123,592	$123,592
Long-term receivables	374	365	292	288	2,433	2,400
Other financial instruments
Forward exchange contracts	–	–	13	13	108	108
Currency swap	1,846	1,846	–	–	–	–
Currency option	2	2	–	–	–	–
Liabilities:
Long-term debt, including current maturity	(38,228)		(33,170)		(276,417)
Less—Capital lease obligations	62		3		25

Long-term debt—net	(38,166)	(38,963)	(33,167)	(34,727)	(276,392)	(289,392)
Other financial instruments:
Forward exchange contracts	(33)	(33)	(250)	(250)	(2,083)	(2,083)
Currency swap	–	–	(2,076)	(2,076)	(17,300)	(17,300)
Currency option	(10)	(10)	(7)	(7)	(58)	(58)

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

     Sundry investments included equity interests in non-public companies, amounting to ¥2,591 million and ¥2,404 million ($20,033 thousand) at March 31, 2002 and 2003, respectively, and memberships amounting to ¥612 million and ¥503 million

($4,192 thousand) at March 31, 2002 and 2003, respectively. The corresponding fair values at those dates were not computed as such estimation is not practicable.

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

17. Basic and diluted earnings per share:

A reconciliation of the numerators and denominators of basic and diluted net income per share computation for the years ended March 31, 2001, 2002 and 2003 is as follows:

				Thousands of
	Millions of Yen			U.S. Dollars

	2001	2002	2003	2003

Net income available to common shareholders	¥18,298	¥8,047	¥16,078	$133,983

	Number of Shares (Thousands)

Weighted average common shares outstanding	179,813	180,032	178,168
Effect of dilutive warrants	103	32	2
Effect of stock options	–	–	1

Diluted common shares outstanding	179,916	180,064	178,171

	Yen			U.S. Dollars

Net income per share
Basic	¥101.76	¥44.70	¥90.24	$0.75
Diluted	101.70	44.69	90.24	0.75

18. Supplemental schedule:

The changes in allowance for doubtful receivables for the years ended March 31, 2001, 2002 and 2003 are as follows:

	Millions of Yen

	Balance at	Charged (Credited)	Deductions for
	Beginning	to Costs and	Accounts	Translation	Balance at End
Allowance for Doubtful Receivables	of Period	Expenses	Written Off	Adjustments	of Period

2001	¥8,993	¥1,164	(¥861)	¥525	¥9,821
2002	9,821	(153)	(4,660)	311	5,319
2003	5,319	411	(765)	(334)	4,631

	Thousands of U.S. Dollars

	Balance at	Charged (Credited)	Deductions for
	Beginning	to Costs and	Accounts	Translation	Balance at End
Allowance for Doubtful Receivables	of Period	Expenses	Written Off	Adjustments	of Period

2003	$44,325	$3,425	($6,375)	($2,783)	$38,592

     The change in warranty reserve for the year ended March 31, 2003 is as follows:

	Millions of Yen

	Balance at
	Beginning			Translation	Balance at End
Warranty Reserve	of Period	Provision	Payments	Adjustments	of Period

2003	¥6,481	¥7,642	(¥7,374)	(¥256)	¥6,493

	Thousands of U.S. Dollars

	Balance at
	Beginning			Translation	Balance at End
Warranty Reserve	of Period	Provision	Payments	Adjustments	of Period

2003	$54,008	$63,683	($61,450)	($2,133)	$54,108

19. Commitments and contingent liabilities:
Commitments outstanding at March 31, 2003 for the purchase of property, plant and equipment and advertisement payments approximated ¥7,562 million ($63,017 thousand).

     Contingent liabilities at March 31, 2003 principally for loans guaranteed in the ordinary course of business amounted to ¥27,469 million ($228,908 thousand).

     Loans guaranteed at March 31, 2003 consist of follows:

		Guaranteed amount

			Thousands of
Guarantee for	Guaranteed until	Millions of Yen	U.S. Dollars

Affiliated company	May 31, 2012–October 22, 2012	¥25,000	$208,333
Affiliated company	March 31, 2004–October 25, 2004	1,142	9,517
Customer	March 31, 2004	1,127	9,392

Total		¥27,269	$227,242

     The Company entered into these guarantee agreements to sustain the business relationships.

     The Company will be required to pay the guaranteed amounts if the affiliated companies or customers are unable to repay.

     During the year ended March 31, 2001, the Company received a notice of proposed assessment from the German tax authorities for approximately EUR21 million (¥2,721 million translated at the current foreign exchange rate at March 31, 2003) relating to a tax position taken in prior years concerning intercompany purchase prices. The Company officially challenged the proposed assessment by arbitration procedures. There was no progress during the year ended March 31, 2003. In the opinion of management, it is not possible at this time to determine the ultimate resolution of this matter.

     In June 2002, the Company received a notice from the United States Internal Revenue Service (“IRS”) for additional taxes of approximately $66 million (¥7,933 million translated at the foreign exchange rate at March 31, 2003) relating to an adjustment to transfer prices between affiliated companies for the years ended March 31, 1997 through 1999. In October 2002, the Company filed protest against the assessment. In the opinion of management, it is not possible at this time to determine the ultimate outcome of this matter.

20. Remuneration of directors, executive officers and corporate auditors:
     The aggregate remuneration (including bonuses and stock-based compensation [See Note 11]) charged to income by the parent company for directors, executive officers and corporate auditors for the years ended March 31, 2001, 2002 and 2003 totaled ¥811 million, ¥876 million and ¥965 million ($8,042 thousand), respectively.

21. Subsequent events:

On July 17, 2003, the Company announced that it had reached a preliminary agreement with Dentsu Inc., an advertising agency in Japan, to sell to Dentsu Inc. shares of two of its wholly-owned subsidiaries, Pioneer LDC, Inc., in Tokyo and Pioneer Entertainment (USA) Inc., in California, U.S.A., both engaged in the audio/video software businesses in Japan and the United States, respectively. The specific conditions, timetable and other matters of the dispositions are yet to be determined under definitive agreements separately governing the two dispositions in Japan and in the United States, and therefore the management is unable to determine with reasonable accuracy the impact of these dispositions on the Company’s financial conditions and results of operation until more information is available. Net sales posted by the two subsidiaries for the year ended March 31, 2003 amounted to ¥32,431 million.