Form 20-F
period 2004-03-31
PIONEER CORP
filed 2004-08-06
CIK 78706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Outstanding as of
March 31, 2004
Title of class	(Japan time)
Common Stock	175,430,874

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☑ Item 18 ☐

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

Statements made in this annual report with respect to our current plans, estimates, strategies and beliefs, and other statements that are not historical facts are forward-looking statements about our future performance. Forward-looking statements include but are not limited to those statements using words such as “believe,” “expect,” “intend,” “plan,” “aim,” “forecast,” “estimate,” “project,” “anticipate,” “strategy,” “prospects,” “may,” “might” or “will” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on our management’s assumptions and beliefs in light of the information currently available to it. We caution that a number of important risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not believe that it is our obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to, (i) general economic conditions in the markets in which we sell our products, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance of our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to implement successfully our business strategies; (v) our ability to compete and develop and implement successful sales and distribution strategies in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditure; (vii) our ability to continuously enhance our brand image; (viii) the success of our joint ventures and alliances; and (ix) the outcome of contingencies.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

          Not applicable

Item 2. Offer Statistics and Expected Timetable

          Not applicable

Item 3. Key Information

A. Selected financial data

The following table presents selected consolidated financial data as of the dates and for the periods indicated. We derived the consolidated statement of income data for each of the three years in the period ended March 31, 2004 and the consolidated balance sheet data as of March 31, 2003 and 2004 from our audited consolidated financial statements include elsewhere herein. We derived the consolidated statement of income data for each of the two years in the period ended March 31, 2001 and the consolidated balance sheet data as of March 31, 2000, 2001 and 2002 from our audited consolidated financial statements which are not included herein. Our audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for segment data which is prepared in accordance with the regulations under the Securities and Exchange Law of Japan.

	Year ended March 31
	2000	2001	2002	2003	2004
	(In millions of yen, except per share data)
Consolidated Statement of Income Data:
Operating revenue (Note 5) (Note 6)	¥575,559	¥610,171	¥629,777	¥677,259	¥700,885
Operating income from continuing operations (Note 5) (Note 6)	16,443	32,641	16,660	30,765	43,719
Income from continuing operations before income taxes (Note 6)	25,756	34,216	14,472	28,079	41,848
Income (loss) from discontinued operations, net of tax (Note 6)	1,173	(53)	565	136	4,475
Net income	13,075	18,298	8,047	16,078	24,838
Per share of common stock and per American Depositary Share (ADS) (Note 1):
Income from continuing operations:
Basic	66.28	102.06	41.56	89.48	116.07
Diluted	66.27	102.00	41.55	89.48	115.18
Net income:
Basic	72.81	101.76	44.70	90.24	141.58
Diluted	72.80	101.70	44.69	90.24	140.52

Consolidated Balance Sheet Data:
Total assets	¥601,137	¥605,156	¥645,129	¥647,029	¥722,542
Short-term borrowings	41,318	37,571	45,867	29,893	23,327
Current portion of long-term debt	37,235	7,996	2,551	974	4,510
Long-term debt, less current portion	47,060	38,304	35,677	32,196	89,691
Shareholders’ equity	312,460	336,995	347,003	318,393	332,938
Common stock	48,452	48,843	49,049	49,049	49,049
Number of shares issued (in thousands)	179,588	179,894	180,064	180,064	180,064

	Year ended March 31
	2000	2001	2002	2003	2004
	(In millions of yen, except per share data and percentage amounts)
Other Data:
Capital expenditures (Note 6)	¥25,435	¥41,944	¥46,909	¥40,493	¥57,978
Research and development (R&D) expenses	33,265	37,105	39,050	45,388	51,483
Cash flows from operating activities (Note 6)	45,615	51,141	57,358	91,509	60,378
Cash flows from investing activities (Note 6)	11,759	(41,481)	(51,396)	(35,228)	(52,754)
Cash flows from financing activities (Note 6)	(4,139)	(46,567)	(4,207)	(34,680)	51,827
Return on equity (Note 2)	4.2%	5.6%	2.4%	4.8%	7.6%
Return on assets (Note 3)	2.2%	3.0%	1.3%	2.5%	3.6%
Cash dividends declared per share of common stock and per ADS (Note 4):
Interim (in yen)	5.00	7.50	7.50	7.50	12.50
(in U.S. dollars)	0.05	0.07	0.06	0.06	0.12
Year-end (in yen)	5.00	7.50	7.50	10.00	12.50
(in U.S. dollars)	0.05	0.06	0.06	0.08	0.11

Notes:	1.	Basic income from continuing operations and net income per share of common stock and per American Depositary Share (“ADS”) have been computed based on the weighted average number of shares outstanding during each year. Diluted income from continuing operations and net income per share of common stock and ADS have been computed on the basis that all dilutive warrants and stock options were exercised. One ADS represents one share of common stock.
	2.	Net income as a percentage of average shareholders’ equity.
	3.	Net income as a percentage of average total assets.
	4.	Cash dividends in U.S. dollars are based on the noon buying rate in yen for cable transfers in New York City as certified for customs purposes by the Federal Reserve Bank of New York on the date of the dividend payment.
	5.	In fiscal 2003, we adopted EITF (Emerging Issues Task Force) 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” The adoption resulted in a reduction in net sales and a corresponding decrease in selling, general and administrative expenses, with no effect on operating income. Also, starting fiscal 2003, we classified losses on sale and disposal of fixed assets, which were previously included in “Other—net” in “Other income (expense),” into “Selling, general and administrative expenses.” Previously reported amounts have been reclassified accordingly.
	6.	As a result of the sale of subsidiaries in the audio/video software business in fiscal 2004, the gain on such sale, as well as the operating results of the discontinued operations, are presented as a separate line item in consolidated statements of income in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Previously reported amounts have been reclassified accordingly.

Exchange rates (yen per U.S. dollar)

The exchange rate between the yen and the U.S. dollar, based upon the noon buying rate in yen for cable transfers in New York City as certified for customs purposes by the Federal Reserve Bank of New York, was ¥110.60 = US$1.00 on August 3, 2004.

Year ended March 31	Average	High	Low	Period-end
2000	¥110.02	¥101.53	¥124.45	¥102.73
2001	111.65	104.19	125.54	125.54
2002	125.64	115.89	134.77	132.70
2003	121.10	115.71	133.40	118.07
2004	112.97	104.18	120.55	104.18
2004
February		105.36	109.59
March		104.18	112.12
April		103.70	110.37
May		108.50	114.30
June		107.10	111.27
July		108.21	111.88

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

If we are unable to innovate and to develop attractive new products, our future growth and profitability may be adversely affected

We derive a substantial portion of our revenues from sales of innovative new products. We expect that sales of our new products—currently including DVD-related products, plasma and organic light-emitting diode (“OLED”) displays and car navigation systems — will continue to account for a substantial portion of our revenues, and we expect our future growth to rely primarily on the continued development and sale of innovative new products.

While we believe that we are capable of continuing to develop innovative and attractive new products, the industry in which we operate is characterized by rapid changes, including technological changes. The process of developing and marketing new products is inherently complex and uncertain, and there are a number of risks, including the following:

•	There can be no assurance that we will have adequate funding and resources necessary for investments in new products and technologies.

•	There can be no assurance that our long-term investments and commitment of significant resources will result in successful new products or technologies. For example, we have invested substantial resources in the expansion of our production capacity for plasma display panels (“PDPs”) to meet anticipated demand, but such demand may not materialize.

•	There can be no assurance that we can anticipate successfully the new products and technologies which will gain market acceptance and that such products can be successfully marketed.

•	There can be no assurance that our newly developed products or technologies can be successfully protected as proprietary intellectual property rights.

•	Our products may become obsolete due to rapid advancements in technology and changes in consumer preferences.

•	A delay in commercializing new technologies now under development may prevent us from keeping up with market demand. For example, if we lag behind our competitors in the commercialization of active-matrix full-color OLED displays, which are now under development in our affiliated company, ELDis, Inc., we may not secure significant portions of this market.

Our failure to anticipate adequately changes in the industry and the market, and to develop attractive new products, including any of the risks described above, may reduce our future growth and profitability and may adversely affect our business results and financial condition.

Benefits may not be gained from the acquisition of the shares in NEC Plasma Display Corporation (“NPD”), the subsidiary of NEC Corporation (“NEC”), and related intellectual property rights held by NEC

On July 1, 2004, Pioneer and NEC concluded the stock transfer agreement under which NEC will transfer to Pioneer 100% of the issued share capital of its subsidiary, NPD, and the intellectual property rights relating to plasma displays held by NEC. See “Item 4.A. History and development of the Company—Principal capital expenditures, investments and divestitures.”

The expected acquisition of the shares in NPD and related intellectual property right held by NEC may not yield expected benefits to us. Achieving these benefits depends on the timely, efficient and successful execution of a number of post-acquisition events, including integrating the business of NPD into our operations, distribution networks, marketing programs and information systems. Our ability to integrate the operations of NPD may be adversely affected by many factors, including information system integration and employee relations. In addition, NPD may not perform as we expect.

Furthermore, a significant portion of NPD’s customers for original equipment manufacturer (“OEM”) products are major players in the electronics industry who are in direct competition with us. There can be no assurance that such customers will not cease to utilize NPD’s services.

Any failure to realize the benefits expected from the acquisition, or the failure of NPD to perform as we anticipate, could have a material adverse effect on our business results and financial condition.

As our exposure to the PDP market as a result of the acquisition of NPD will increase significantly, lack of growth in the PDP market may adversely affect our business results and financial condition

The acquisition of NPD will increase our production capacity significantly. In addition, we are focusing on the plasma display business to establish it as a core of our business. If the plasma display market does not grow as we anticipate, such increased production capacity may not be used efficiently or in a cost-effective manner. There can be no assurance that the PDP market will continue to grow. Any such lack of growth may adversely affect our business results and financial condition.

Competition generally, and especially on price and standardization of products, may adversely affect our business results and financial condition

The electronics industry, including the audio, video and car electronics industry, is intensely competitive. We expect to face increased competition in the various product and geographic markets in which we operate. Our competitors include manufacturers and distributors, some of which have greater capital resources available for research, development, production and marketing. In addition, as new technology develops and as new electronics products gain increased market acceptance, it is possible that new competitors or alliances among existing competitors may emerge and rapidly acquire significant market share. While we believe we are one of the leading innovators of advanced, high-quality and value-added electronics products, there can be no assurance that we will be able to compete effectively in the future. Pricing pressures or loss of potential customers resulting from our failure to compete effectively may adversely affect our business results and financial condition.

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

Failure of our DVD-recorder format to gain broad market acceptance may adversely affect our business results and financial condition

Currently, there are a number of competing recording formats for digital versatile discs (“DVDs”): the DVD-RW, the DVD-RAM, and the DVD+RW, as rewritable formats, and the DVD-R and the DVD+R, as write-once formats. Each of the recording disc formats makes use of its own distinct technology and is generally incompatible with other formats.

Our DVD recorders for home-use adopt DVD-RW and DVD-R formats, while our recordable DVD drives for PCs support DVD-RW/+RW and DVD-R/+R format recording and DVD-RAM format playback.

The question of which format will prevail as the industry standard is not yet settled. Should our adopted formats fail to be accepted as the de facto industry standard, or otherwise fails to gain wide acceptance, our business results and financial condition will be adversely affected.

Substantial decline in our royalty revenue as a result of the expiration of our existing patents relating to laser optical disc technologies may adversely affect our business results and financial condition

The licensing of our patent and other intellectual property rights make a significant contribution to our net income. Although less than 2% of our revenue in fiscal 2004 was generated by our worldwide patents relating to laser optical disc technologies, these rights were responsible for approximately 26% of our operating income in fiscal 2004. The legal protections afforded these rights have a limited duration under applicable laws, and the length of protection varies from country to country or region. A significant portion of such patent rights have expired in Europe and Japan during fiscal 2003 and 2004. As a result, our royalty revenue has declined substantially from previous years and may continue to decline in the future. This decline in royalty revenue may in turn have an adverse impact on our business results. At the same time, we are working to acquire patents owned by third parties and licensing such patents. We do not expect that the revenue, if any, from such new patents will be sufficient to offset the decrease in royalty revenue resulting from the expiration of our existing patents. Royalty revenue from patent licensing also depends to a material degree on the sales of patented products by our licensees, making it hard for us to predict actual royalty revenue amounts. For a discussion of our patent licensing business, see “Item 4.B. Business overview—Nature of operations.”

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

•	Unexpected legal or regulatory changes;

•	Unfavorable political or economic factors;

•	Difficulties in recruiting and retaining personnel;

•	Labor disputes including strikes;

•	Less developed technological infrastructure, which can affect our production or other activities or result in lower customer acceptance of our products and services;

•	Potentially adverse tax consequences; and

•	Social, political or economic turmoil due to terrorism, war, or other factors.

In order to produce our products competitively and to reduce costs, we aim to continue expanding our production and parts procurement in the Shanghai and Guang Dong areas of the People’s Republic of China (“China”). Nevertheless, we may experience difficulties in managing a production facility and entering into business arrangements in China in light of unexpected events, including political or legal changes, labor shortages or strikes or changes in economic conditions in China. Furthermore, the outbreaks of epidemics such as SARS (“Severe Acute Respiratory Syndrome”) or avian influenza in China may, depending on how they develop, adversely impact our operations in China, including delays in production due to travel restrictions on employees, as well as disruptions in parts procurement and factory operations. Accordingly, such incidents could have an adverse impact on our business results and financial condition. For information on our China plants, see “Item 4.A. History and development of the Company—Principal capital expenditures, investments and divestitures.”

Our dependence on certain third-party manufacturers and suppliers for parts and components could adversely affect our business results and financial condition

While we strive to produce key components and parts internally, we are dependent on a number of outside manufacturers and suppliers. Third parties manufacture some of our most important components and parts, including semiconductors. Our arrangements with third-party manufacturers and suppliers are generally on a renewable short-term basis. While we have sought to assure supply where necessary through strategic alliances and other measures, there can be no assurance that we will not face shortages of key components from time to time. See “Item 4.B. Business overview—Raw materials and sources of supply” for a discussion of our outside manufacturers and suppliers. If we are forced to change our contracted manufacturers and suppliers, this could result in a reduction in the availability of components and parts essential to us or in an increase of our costs. In addition, in periods of high demand for consumer electronics products and when new components such as next generation semiconductors are introduced, producers of components and parts may not be able to produce enough components to meet our demand on a timely basis. We may also experience shortages or other material disruptions in our supply of components and parts due to natural disasters or other events beyond our control. Shortages of key components could result in increases in their prices, insufficient supply and quality control problems, and could adversely affect our business results and financial condition, as well as lead to strained relationships with our OEM customers.

Our performance in the OEM business is substantially dependent on the performance of our customers’ business

We provide our OEM business to automobile manufacturers, electronics manufacturers, personal computer (“PC”) makers, the broadcasting industry and other large-scale businesses worldwide. The products we supply include car stereo products, car navigation systems, DVD-R/RW drives, DVD-ROM drives, set-top boxes for cable-TV and digital satellite broadcast and OLED displays. Sales to business customers in these areas are significantly affected by the respective customers’ business results and by factors that are beyond our control. Further, price-cutting to meet customer demands may cause a reduction in our profit margin. The under-performance of a customers’ business, the unexpected termination of contracts, changes in the purchasing practices of our OEM customers or aggressive price-cutting to satisfy a large business customer’s demands may adversely affect our business results and financial condition.

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

Limits on intellectual property protection may make us vulnerable to competition from third parties that use our technology and expertise

While we have developed technology and expertise which differentiate our products from those of our competitors, some of our unique technology and expertise is either not fully capable of being protected by intellectual property rights or protected only to a limited extent pursuant to legal limitations in certain jurisdictions. Although we have the ability to diminish illegal imports of such products into certain jurisdictions through exercise of our legal rights, we may be unable to effectively prevent third parties from using our intellectual property rights to produce products similar to ours. In addition, we may be unable to prevent third parties from developing technologies that are similar or superior to our technology, or from designing around or reverse engineering our patents and trade secrets. Moreover, our future products and technology might later be found to infringe upon a third party’s intellectual property rights.

Product defects resulting in a large-scale product recall or successful products liability claims against us could result in a significant cost or impact on our reputation and adversely affect our business results and financial condition

We manufacture various products at our plants worldwide in accordance with internationally accepted quality-control standards. We cannot be certain, however, that all of our products are defect-free and may not be recalled at some later date. Furthermore, although we maintain insurance against product liability claims, we cannot be certain that such insurance can adequately satisfy the liabilities ultimately incurred. In addition, insurance may not continue to be available on terms acceptable to us. A large-

scale product recall or a successful products liability claim against us could result in significant costs or have a negative impact on our reputation, which may in turn lead to a decrease in sales, adversely affecting our business results and financial condition.

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

Governmental regulation may limit our activities or increase our costs of operations

Pioneer’s business and operations are subject to various forms of government regulation in countries in which we do business, including required business/investment approvals, as well as export regulations based on national security or other reasons and other export/import regulations such as tariffs. In addition, commercial, antitrust, patent, consumer, taxation, exchange control and environment/recycling laws and regulations also apply. If we are unable to comply with these regulations, they can serve to limit our activities. In addition, compliance with these regulations could result in increased costs. Accordingly, these regulations could adversely affect our business results and financial condition. See “Item 4.B. Business overview—Governmental regulation” for a discussion of certain government regulations applicable to us.

Damage to our production facilities as a result of disasters, power outages or similar events may significantly reduce our production capacity, and adversely affect our business results and financial condition

We periodically carry out disaster prevention checks and facility maintenance at all of our facilities to minimize potential negative impact caused by disruptions on our manufacturing lines. There can be no assurance, however, that we can completely prevent or mitigate the effect of a disaster, outage or other disruption at our production facilities. For example, our plasma display products are currently manufactured mainly at our Shizuoka and Yamanashi plants, and we are in the process of expanding our manufacturing lines there. Accordingly, our plasma display panel production capacity could be significantly reduced in the event of a major earthquake or other disruption of operations at the Shizuoka and Yamanashi plants.

Employee retirement benefit costs and obligations may adversely affect our business results and financial condition

Pioneer is obligated to pay certain employee retirement benefit costs and obligations to qualifying employees upon their retirement. The amount of such employee retirement benefit costs and obligations are dependent on assumptions used in the relevant actuarial calculations. These assumptions include discount rates, future compensation levels, return on assets, retirement rates and mortality rates, which are based upon current statistical data, as well as long-term returns on pension plan assets and other factors. If actual results differ from the assumptions or assumptions are changed, the resulting effects are accumulated and systematically recognized over future periods and, therefore, generally affect recognized expense and recorded obligations in future periods. Our pension benefit costs have been increasing in recent fiscal years due to declining discount rates and negative returns on pension plan assets, and further declines of discount rates and lower returns on pension plan assets may adversely affect our business results and financial condition. In connection with the return to the Japanese government of responsibility for pension obligations under the governmental welfare component of our pension plan, we will transfer some of our pension plan assets to the Japanese government. Such transfer will be accounted for upon completion of the transfer to the government in accordance with U.S. GAAP and may result in a negative impact on our business results and financial condition. The impact of the transfer depends on pension plan assets to be transferred.

Changes in business or economic conditions or other uncertain or unforeseen factors may make it difficult for us to achieve strategic aims and targets

Consistent with the strategies set out in “Item 4.B. Business overview—Strategy,” we announced in fiscal 1999 our “Pioneer Group Vision,” a medium-term initiative, with the intent of revitalizing us and our business through the achievement of two financial targets by the end of March 2006, as well as four business targets. See “Item 4.B. Business overview—Strategic Focus—‘Pioneer Group Vision’.” However, changes in business or economic conditions or other uncertain or unforeseen factors, including (but not limited to) the risks and uncertainties set out in Cautionary Statement with Respect to Forward-Looking Statements, may make it difficult for us to achieve our aims or meet the targets that have been set in time or at all, or to maintain such aims or targets. There can be no assurance that we will be successful in achieving our strategic aims or meeting the quantitative or qualitative targets set out in “Pioneer Group Vision” or that our management will not change such aims or targets in the future.

Item 4. Information on the Company

A. History and development of the Company

History

Pioneer was incorporated under the Commercial Code of Japan (the “Commercial Code”) as a joint stock company (Kabushiki Kaisha) in May 1947, with the name Fukuin Denki Kabushiki Kaisha, succeeding to the business founded in January 1938 by the late Mr. Nozomu Matsumoto. The present name, Pioneer Kabushiki Kaisha, was adopted in June 1961. Its English name was changed from “Pioneer Electronic Corporation” to “Pioneer Corporation” in June 1999.

Our business dates from January 1938 when we began the manufacture of audio speakers. In June 1955 we commenced the manufacture of audio amplifiers. During the 1960s, we expanded our line of products to include hi-fi stereo sets and components, hi-fi car stereos, as well as telephone-related equipment. Since the early 1960s we have established business offices and subsidiaries in and outside Japan to support our expanding manufacturing and sales activities. During the 1970s we expanded our business to include equipment related to cable-TV systems. Pioneer’s shares of common stock were listed on the Tokyo Stock Exchange and Osaka Securities Exchange in October 1961 and April 1968, respectively. In addition, Pioneer’s American Depositary Shares (“ADSs”) were listed on the New York Stock Exchange (“NYSE”) in December 1976.

In the 1980s, we began to expand our business base to include audio/video (“AV”) equipment. We started marketing laser disc (“LD”) players and LDs, and commenced our own music and video software business in Japan. Also, we introduced the world’s first car compact disc (“CD”) players. We also broadened our business base in commercial and industrial markets with such products as optical memory disc drives for use in computers, laser karaoke (sing-along) systems and multiscreen video systems.

In the 1990s, we released to the Japanese consumer market the world’s first car navigation system incorporating the Global Positioning System (“GPS”). In addition, we introduced DVD players and thin-profile color plasma displays and began supplying digital direct-broadcast satellite (“DBS”) decoders to a European pay-TV company. Our other recent industry firsts include four-color OLED displays and DVD recorders.

In fiscal 2001, we started supplying to PC makers recordable DVD drives that can record up to seven times as much data as conventional CD-R/RW drives. In fiscal 2002, we introduced to the Japanese consumer market hard disk drive (“HDD”) car navigation systems with faster search and display of routes to designated destinations. In fiscal 2003, we launched in Japan DVD recorders equipped with large-capacity HDDs, as well as car navigation systems incorporating a data communication module for access to the latest map data. Also, in June 2003, we began introducing recordable DVD drives for PC use, which are compatible with DVD-R, -RW, +R and +RW discs, to worldwide markets. In fiscal 2004, we started supplying passive-matrix full color OLED display panels in cellular phones.

Registered office

Pioneer’s registered office is located at 4-1, Meguro 1-chome, Meguro-ku, Tokyo 153-8654, Japan. Pioneer’s telephone number is 81-3-3494-1111.

Principal capital expenditures, investments and divestitures

In fiscal 2002, 2003 and 2004, our capital expenditures consisted principally of facilities and molds for production and totaled ¥46,909 million, ¥40,493 million and ¥57,978 million, respectively. They were paid principally out of our internally generated working capital. The facilities for production comprised those for OLED displays and DVD pickups, and plants and machinery for plasma displays. See the table in “Item 4.D. Property, plants and equipment,” for a list of our principal plants.

In fiscal 2004, in order to meet fast-growing demand for DVD recorders and recordable DVD drives, we invested ¥1.3 billion in building the second manufacturing line for optical pickups, which are key parts of DVD recorders and recordable DVD drives, at Guang Dong Plant in China. This line started its operation in November 2003 and our overall production capacity for optical pickups reached one million units per month.

To address expanding demand for plasma displays, in fiscal 2004, we invested ¥22 billion in building a more efficient production system, including the building of new manufacturing lines at our plants in Shizuoka and Yamanashi, in Japan. Our overall production capacity increased about 67% to 250 thousand units annually through the expansion of the Shizuoka Plant, which was completed in August 2003. The ongoing building of a new line of the Yamanashi Plant is expected to be completed by fall of 2004 and increase our total production capacity to 600 thousand units annually. In fiscal 2005, we plan to spend approximately ¥30 billion, including ¥6.2 billion paid by June 30, 2004, in relation to PDP-related capital expenditure not including investment related to the acquisition of NPD as described below.

On July 1, 2004, Pioneer and NEC concluded the stock transfer agreement under which NEC will transfer to Pioneer 100% of the issued share capital of its plasma display manufacturing subsidiary, NPD, and the intellectual property rights relating to plasma displays held by NEC. We expect to invest approximately ¥40 billion in the acquisition of NPD and NEC’s intellectual property rights in fiscal 2005. This acquisition is expected to be completed by September 30, 2004. With this acquisition and the new line of the Yamanashi Plant as described above, our total capacity is expected to add up to more than one million units a year. In order to carry out this investment, on March 5, 2004 we issued the aggregate principal amount of ¥60,000 million of its Euro Yen Zero Coupon Convertible Bonds due 2011. See “Item 4.B. Business overview—Strategic Focus—‘Pioneer Group Vision’.”

In order to improve management efficiency by concentrating resources in strategic businesses, in July 2003 we reached agreements to sell 100% of our shares in two of its wholly-owned subsidiaries, Pioneer LDC, Inc. (“PLDC”) and Pioneer Entertainment (USA) Inc. (“PEUSA”), to Dentsu Inc. (“Dentsu”), Japan’s largest comprehensive advertising agency. These subsidiaries were engaged in the AV software businesses in Tokyo, Japan and in California, U.S.A., respectively. The transfer of all the shares of PLDC, and 90% of the shares of PEUSA owned by us was completed by fiscal 2004. The remaining shares of PEUSA owned by us are expected to be transferred to Dentsu by September 30, 2006.

In March 2004, Q-Tec, Inc., which was a 99.26% owned subsidiary of Pioneer, became an independent company through a Management Buyout after it acquired all of the shares owned by Pioneer, forming a business alliance with Vision Capital Corporation and Memory-Tech Corporation. Q-Tech, Inc. is one of the largest manufacturers in the Japanese postproduction industry which offers high-quality total services including editing of video and audio products such as animation, movies, commercials, and broadcast programs, DVD encoding/authoring and pressing.

The amount paid to us in respect of these sales of subsidiaries that are engaged in the audio/video business was ¥4.9 billion in fiscal 2004. See Note 3 in “Notes to Consolidated Financial Statements.”

B. Business overview

Strategy

We aim to be a leading provider of advanced, high-quality, value-added electronics products worldwide for consumer and business use. Our corporate philosophy is to “Move the Heart and Touch the Soul,” with products that are designed to increase satisfaction, comfort and convenience in everyday life.

To achieve our goals, we are pursuing the following strategies:

•	develop innovative, technologically-advanced products that meet and stimulate market demand;

•	enhance our brand recognition and promote customer satisfaction;

•	leverage our leadership position in the car electronics business;

•	focus on our strategic products targeting global markets; and

•	adopt optimal production methods to maximize profitability.

Develop innovative, technologically-advanced products that meet and stimulate market demand

We believe our core strength is our ability to innovate. Throughout our history, we have focused on the development of unique products, and have attempted to be the front-runner and market leader in our product areas. Such areas have included dynamic speakers, car audio, LD and car navigation systems. Consistent with our strategy, we have introduced into the market several cutting-edge products, such as plasma displays and DVD products. In the DVD market, we were the first to commercialize a DVD recorder. We were also the first to introduce a four-color OLED display to the market. We intend to continue to take advantage of this strategy and attract customers by introducing differentiated products into the market ahead of our competitors.

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

Leverage our leadership position in the car electronics business

We believe one of our strengths lies in our core business segment, the car electronics business. We are one of the leading manufacturers in the world consumer market for car audio products and car navigation systems. We were the first in the industry to introduce car navigation systems to the Japanese consumer market in fiscal 1991 and have maintained a leading position by offering affordably priced and easy-to-operate DVD-ROM and advanced HDD-equipped models. In addition, in November 2002 we released in the consumer market the world’s first car navigation system that incorporates a data communication module for access to the latest map data. Sales in this category are gradually shifting from the consumer market to the OEM market as automobile manufacturers place greater emphasis on differentiation of their cars, and we intend to expand our market share by increasing OEM sales.

Focus on our strategic products targeting global markets

We focus on our strategic products where we are more likely to secure the “first-mover advantage” as a means of establishing market leadership. As part of our efforts to secure these leading market positions, we strive to play a major role in setting product standards. For example, we are promoting the DVD-RW format in DVD recorders and recordable DVD drives. This format has already gained support from other major consumer electronics companies such as Sony Corporation and Sharp Corporation (“Sharp”). We also aim to differentiate ourselves by introducing to targeted markets innovative plasma displays, OLED displays and car navigation systems. We market these strategic products on a global basis. Although certain technological customization is required, most of our key products are currently sold in virtually all major economies in the world.

Adopt optimal production methods to maximize profitability

We strive to adopt ideal production methods catered to each type of product and market demand. While we focus on reducing manufacturing and operating costs, our goal is to achieve overall efficiency in production by, for example, taking into account the proximity of the end-market, production facilities and labor costs. Consequently, we have increased the proportion of our production in China. To meet the fast-growing demand for plasma displays, we have built a more efficient production system at our plasma display panel manufacturing subsidiary. We are in the process of building our fourth production line in Japan, which is expected to start operation by fall of 2004. Moreover, the acquisition of NPD is expected to be completed by September 2004. Following these measures, we plan to establish in fall 2004 an overall production system capable of yielding more than one million panels annually. To enhance cost competitiveness and achieve economies of scale, we sell our key products on an OEM basis to other manufacturers. In addition, we introduced supply chain management to optimize efficiency of inventory control worldwide.

Strategic Focus—“Pioneer Group Vision”

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

Business targets

(i) No. 1 in DVD worldwide

We believe the DVD format will remain the dominant high-density, high-capacity medium for sound, video and data recording, storage and playback for the foreseeable future. As one of the leaders in this field, we have introduced attractive models of consumer-use DVD recorders, DVD home theater systems, DVD car navigation systems as well as recordable DVD drives for PC use. Pioneer believes that these DVD products have a competitive edge in design, function and price, contributing to the expansion of its DVD business.

(ii) Establishing a business foundation for plasma displays and OLED displays

We believe plasma displays offer significant advantages over cathode ray tubes (“CRTs”) and liquid crystal displays (“LCDs”). Among other advantages, it is technically easier to enlarge plasma displays than CRTs and LCDs. Thus, we expect that plasma display panels in the future will capture a substantial portion of the larger-screen TV market, which is expanding with the advent of high-quality pictures such as DVD and digital TV broadcast. Since introducing the first plasma displays in fiscal 1998, we have established a solid presence both in consumer and commercial markets worldwide as a result of our excellent reputation for the large-screen high-resolution images of our plasma displays.

OLED display is another type of display, which we are promoting aggressively. OLEDs are particularly well-suited for small size displays, such as cellular phone displays. In fiscal 1998, we became the first in the world to market car electronics products equipped with an OLED display, and in fiscal 2000 we were the first in the world to mass-produce four-color OLED displays. To strengthen our market position, in fiscal 2001, Tohoku Pioneer Corporation, Pioneer’s majority-owned subsidiary, established a joint venture company, ELDis, Inc., with Semiconductor Energy Laboratory Co., Ltd. and Sharp to develop and manufacture active-matrix full-color OLED displays.

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

We believe that a producer of key devices is better able to develop and offer broader product differentiation and to influence the direction of market trends than a company that merely assembles products. Our strategically important key devices are DVD pickups, plasma display panel modules, speaker units, CD mechanisms for car manufacturers and OLED display panels for mobile phone companies.

Nature of operations

We develop, design, manufacture and sell electronics products such as audio, video and car electronics on a global scale. We are one of the leading innovators of DVD products and plasma displays. We are also one of the leading manufactures of car audio products and car navigation systems in the consumer market.

Our principal production activities are carried out in Asia, including Japan. Our products are generally sold under our own brand names, principally “Pioneer.” Our primary markets are Japan, North America, Europe and Asia and we sell our products to customers in consumer and business markets through sales offices in Japan, and through sales subsidiaries of Pioneer and independent distributors outside of Japan. In addition, on an OEM basis, we market certain products, such as car electronics products, recordable DVD drives, digital broadcast set-top boxes and OLED displays to other companies.

As a result of the sale of subsidiaries in the audio/video software business in fiscal 2004, the gain from such sale, as well as the operating results of the discontinued operations, are presented net of tax as a separate line item in the consolidated statement of income in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Also, in fiscal 2004, we changed our business segment classification for certain businesses. Results related to DVD drives for PCs have been moved from “Others” to “Home Electronics,” and results related to plasma displays for business use have been moved from “Home Electronics” to “Others.” Corresponding figures for the previous fiscal years have been restated accordingly. (The consolidated financial statements included in this annual report and the financial information below are prepared in accordance with U.S. GAAP, except for segment data which is prepared in accordance with relevant regulations under the Securities and Exchange Law of Japan. Specifically, such segment information is required to be reported by reportable industrial segment, whereas segment information is required to be reported by reportable operating segment under U.S. GAAP.)

The profit margins in the “Patent Licensing” segment are substantially higher than those in the other three segments, since costs related to patent licensing are limited principally to amortization of patent rights and expenses for licensing activities.

The following table sets forth our operating revenue from unaffiliated customers by business segment for the respective periods indicated:

Operating Revenue from Unaffiliated Customers by Business Segments

	Year ended March 31
	2002		2003		2004
	(In millions of yen, except for percentage amounts)
Home Electronics
Domestic	¥70,678	11.2%	¥86,766	12.8%	¥78,798	11.2%
Overseas	189,131	30.0	191,202	28.2	202,684	29.0

Total	¥259,809	41.3%	¥277,968	41.0%	¥281,482	40.2%

Car Electronics
Domestic	¥95,578	15.2%	¥105,736	15.6%	¥121,708	17.4%
Overseas	162,094	25.7	175,354	25.9	170,479	24.3

Total	¥257,672	40.9%	¥281,090	41.5%	¥292,187	41.7%

Others
Domestic	¥49,283	7.8%	¥62,137	9.2%	¥62,792	9.0%
Overseas	45,425	7.2	43,480	6.4	52,603	7.4

Total	¥94,708	15.0%	¥105,617	15.6%	¥115,395	16.4%

Patent Licensing	¥17,588	2.8%	¥12,584	1.9%	¥11,821	1.7%

Total Operating Revenue	¥629,777	100.0%	¥677,259	100.0%	¥700,885	100.0%

Home Electronics:

This segment includes DVD players, DVD recorders, recordable DVD drives, DVD-ROM drives, home-use plasma displays, projection TVs, stereo systems, individual stereo components, equipment for cable-TV systems, digital broadcast set-top boxes and telephones.

Recordable DVD drives accounted for the largest sales in this segment for fiscal 2004. In addition, home-use plasma displays contributed significantly to sales in this segment. Moreover, DVD recorders contributed significantly to sales in this segment reflecting a large increase in sales during fiscal 2004.

We believe the traditional home audio markets of Japan, North America and Europe have matured and accordingly, price competition in these markets is strong. We do not expect the traditional home audio markets in these regions to grow substantially. We believe growth will come from new products, such as DVD-related products and plasma displays. In our DVD business, we are shifting the emphasis from price-competitive DVD players to higher value-added DVD recorders and DVD home theater systems. Moreover, our DVD-related products as computer peripherals have shifted from DVD-ROM drives to recordable DVD drives. In our plasma display business, we continue to promote vigorously 50- and 43-inch models of high-definition plasma displays in the worldwide market. Japan Electronics and Information Technology Industry Association (“JEITA”) forecasts an approximately 37% increase in consumer DVD player and DVD recorder sales worldwide, from 62 million units in 2003 to 85 million in 2008, and strong growth in recordable DVD drives from 23 million units in 2003 to 88 million units in 2006 worldwide. It also forecasts that sales of plasma displays worldwide will increase approximately 8 times, from 1 million units in 2003 to 8 million in 2008.

Car Electronics:

This segment includes car stereos, car AV systems, car speakers and car navigation systems.

Overall, car stereos accounted for the largest sales in this segment for fiscal 2004. In Japan, our car navigation systems accounted for the largest sales, while overseas car stereos accounted for the largest sales in this segment. Sales based on OEM accounted for 32.3% in this segment.

Both in Japan and outside Japan, sales in this group are generally made in the consumer market and to automobile manufacturers on an OEM basis for installation in new cars on production lines or as optional parts. Sales in this category are gradually shifting from the consumer market to the OEM market, as automobile manufacturers place greater emphasis on differentiation of their cars. Our strong brand recognition in both markets is helping us maintain our leading market share of car electronics products on a global basis. We became the first manufacturer in the world to introduce car navigation systems for the consumer market when we launched our first car navigation systems to the Japanese market in fiscal 1991, and since then have maintained a leading position by offering affordably-priced and easy-to-operate DVD-ROM and advanced HDD-equipped models. We plan to expand this business in Europe and North America, where the markets are expanding recently. JEITA forecasts that sales of car navigation systems worldwide will increase approximately 2 times, from 5.2 million units in 2003 to 10 million in 2008. In November 2002, we released in the consumer market the world’s first car navigation system that incorporates a data communication module for access to the latest map data. In the car audio business, we also strive to widen our market share with new products and innovations, such as car CD players with OLED displays and in-car entertainment systems. As we keep introducing innovative car electronics products, we will continue to seek to distinguish our products from our competitors.

Patent Licensing:

This segment includes the licensing of patents related primarily to laser optical disc technologies.

Most of the royalty revenue from this segment is obtained from licensing patents relating to laser optical disc technologies that are held by Discovision Associates (“DVA”), our wholly-owned U.S. partnership. The legal protections afforded these rights have a limited duration under applicable laws, and the length of protection varies from country to country or by region. Although a significant portion of these patents have expired in certain countries/regions such as Japan and Europe, some have not expired and DVA continues to collect royalty revenue. We are currently seeking to develop new sources of revenue by acquiring patents held by third parties and licensing such patents.

Revenue from the Patent Licensing segment is substantially less than from our other segments, constituting less than 2% of operating revenue for fiscal 2004. However, the contribution of this segment to our operating income is significant compared to its contribution to our operating revenue, constituting approximately 26% of our operating income in fiscal 2004.

Others:

This segment includes products primarily for business use, such as business-use plasma displays, business-use AV systems, OLED display panels, factory automation systems and devices and parts.

Devices and parts, including semiconductors related to laser pickups, accounted for the largest sales in this segment for fiscal 2004. Factory automation systems and business-use plasma displays also contributed materially to sales in this segment.

OLED displays, which are particularly well-suited for small size displays, such as cellular phone displays are expected to become the next generation display. In fiscal 2000, we were the first in the world to mass-produced four-color OLED displays. In fiscal 2004, we started supplying passive-matrix full color OLED display panels in cellular phones. To strengthen our market position, in fiscal 2001, Tohoku Pioneer Corporation, Pioneer’s majority-owned subsidiary, established a joint venture company, ELDis, Inc., in fiscal 2001 with Semiconductor Energy Laboratory Co., Ltd. and Sharp to develop and manufacture active-matrix full-color OLED displays.

Principal markets

The following table sets forth our operating revenue from unaffiliated customers by geographic market for the respective periods indicated:

Operating Revenue by Geographic Market

	Year ended March 31
	2002		2003		2004
	(In millions of yen, except for percentage amounts)
Japan	¥215,539	34.2%	¥254,639	37.6%	¥263,298	37.6%
North America	189,599	30.1	190,147	28.1	170,711	24.3
Europe	131,046	20.8	132,977	19.6	146,250	20.9
Other Regions	93,593	14.9	99,496	14.7	120,626	17.2

Total	¥629,777	100.0%	¥677,259	100.0%	¥700,885	100.0%

Note:	Operating revenue by geographic market represents revenue from unaffiliated customers, based on the geographic location of each unaffiliated customer.

Seasonality

Global sales of the consumer electronics products are seasonal. Sales for the third quarter (ending December 31) of each fiscal year are generally higher than those of other quarters of the same fiscal year, due to increased demand during the year-end holiday season. In Japan, sales of car electronics products generally increase in the summer months, due to increased car usage for summer vacations.

Marketing channels

We sell our products to a large number of retailers and distributors through our sales offices in Japan and through Pioneer’s sales subsidiaries and independent distributors outside Japan. In addition, we market certain products, such as car electronics products and recordable DVD drives, on an OEM basis to other manufacturers for resale under their own brand names. Our business is not materially dependent upon any particular customer or group of customers. Most of our sales are made from inventory rather than against customer orders. Our products are generally sold under our own brand names, principally “Pioneer.”

After-sales service

We maintain a policy of providing repair and other services in the countries where our products are sold. In Japan, after-sales service is provided through Pioneer’s wholly-owned service subsidiary, Pioneer Services Network Corporation (“PSN”), and authorized servicing companies. Pioneer established PSN in April 2000 to enhance the efficiency of our operations for after-sales services and to offer such services with higher quality. In countries where Pioneer’s subsidiaries are located, such as the United States and certain European countries, after-sales services are provided by such subsidiaries or through their authorized independent servicing companies. In other countries, such services are generally performed by our local distributors.

In line with general industry practice, most of the products we sell to consumers are provided with a warranty for free repair work, generally for a period of one year from the date of purchase. Parts are kept available for after-sales service for a period ranging generally from two to eight years after discontinuation of production, depending on the characteristics of the parts.

Raw materials and sources of supply

We purchase a variety of raw materials and parts for use in the manufacture of our products. We generally maintain two or more suppliers to prevent a shortage of raw materials and parts. In accordance with corporate policy, however, we develop and manufacture certain key parts internally for our products, including plasma display panels, laser pickups and certain integrated circuits (“ICs”) and large-scale integrations (“LSIs”). We also purchase certain completed products, then sell them under our own brand names.

No single source accounted for more than 5% of total supply purchases in fiscal 2004. We have not experienced any material difficulties in obtaining raw materials, parts and products and believe that we will continue to be able to obtain them to meet our needs.

Semiconductors account for the largest percentage of parts purchased in fiscal 2004 (on a yen basis), representing approximately 40% of our total purchases. We purchase semiconductors from various suppliers, mainly pursuant to the terms of our basic supply agreement. Our basic supply agreement generally has a term of one year, with an automatic renewal clause. Where we do not have two or more suppliers, we seek longer term contracts or bulk purchases and place our order three to four months earlier than our usual practice to reduce the risk of being unable to obtain key parts. We purchase a portion (approximately 10%) of our semiconductor parts, which are custom-made for our needs in accordance with our designs and specifications, from STMicroelectronics N.V. While we do not currently have an alternative source for the type of semiconductors supplied by STMicroelectronics N.V., we have entered into a strategic alliance with STMicroelectronics N.V. to secure a stable source of supply.

The political instability in the Middle East affects the stable supply of petroleum which may cause an increase in the price of plastic materials used in our products. In addition, the rapid economic growth in China may cause a shortage of steel materials and nonferrous metals. We continue our effort to procure a stable supply of these materials and maintain costs at appropriate levels.

To date, the prices of parts and other principal raw materials used by us to produce its products have remained relatively stable.

We plan to increase the percentage of raw materials and parts we purchase through online network systems, including the Internet. We believe this will contribute to more timely manufacturing and a decrease in production costs.

Patents and licenses

We hold a variety of patents, including those relating to laser optical disc technology, in Japan and other countries, while we in turn are licensed to use a number of patents owned by third parties. We consider certain patents licensed from third parties to be important to our business. In particular, the patents licensed from Dolby Laboratories Licensing Corporation, U.S.A. for such devices as noise reduction, from Koninklijke Philips Electronics N.V., the Netherlands for CD products and LD products, from Thomson Licensing S.A., France for CD products and LD products and from MPEG LA, L.L.C., U.S.A. for digital video products, are utilized in products accounting for a substantial portion of our net sales. Termination of such license agreements would have a material adverse effect on our business, although we have no reason to believe that such termination will occur.

Competition

We believe that we compete successfully and that we are one of leading innovators with respect to car electronics, plasma displays and DVD-related products. Our products, however, are exposed to intense competition in Japan and overseas. Our competitors, which vary in size, area of distribution, range of products and financial resources, are principally companies based in Japan and Europe, some of which are large, integrated home electric or electronic appliance manufacturers having substantially larger capital resources than us. The electronics industry in general has been subject to substantial price competition in light of decreased demand. In addition, electronics companies in Asia, particularly those from Korea and China, pose a severe threat through price competition. To counter this intense competition, we place great emphasis on extensive marketing to stimulate demand for innovative and value-added products. Furthermore, we concentrate our efforts on technological research, quality control, sales promotion and the lowering of production costs by increasing procurement of parts and products made outside Japan and other measures. See also “Item 3.D. Risk factors—Competition generally, and especially on price and standardization of products, may adversely affect our business results and financial condition” and “Item 4.B. Business overview—Strategy.”

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

C. Organizational structure

Our basic corporate structure, including some but not all of our operating subsidiaries, is shown in the following chart:

The following table sets forth the principal subsidiaries owned, directly or indirectly, by Pioneer.

	Country of	Ownership interest
Name of subsidiary	incorporation	and voting interest	Principal business
Tohoku Pioneer Corporation	Japan	67.0%	Manufacture of car electronics products, Factory automation systems and OLED display panels

Pioneer Display Products Corporation	Japan	100.0%	Manufacture of plasma displays

Pioneer Micro Technology Corporation	Japan	100.0%	Manufacture and distribution of ICs and LSIs

Pioneer North America, Inc.	U.S.A.	100.0%	Coordination of the activities of Pioneer’s North American subsidiaries and affiliates

Pioneer Electronics (USA) Inc.	U.S.A.	100.0%	Distribution of electronics products

Pioneer Electronics Capital Inc.	U.S.A.	100.0%	Financing to Pioneer and its subsidiaries

Discovision Associates*	U.S.A.	100.0%	Licensing of worldwide patents relating to laser optical disc technologies

Pioneer Europe NV	Belgium	100.0%	Coordination of the activities of Pioneer’s European subsidiaries and affiliates, and distribution of electronics products

Pioneer Electronics Asiacentre, Pte. Ltd.	Singapore	100.0%	Coordination of the activities of Pioneer’s Asian subsidiaries and affiliates, and manufacture and distribution of electronics products

Pioneer China Holding Co., Ltd.	China	100.0%	Coordination of the activities of Pioneer’s Chinese subsidiaries and affiliates and distribution of electronics products

*	Discovision Associates is a general partnership organized under the laws of the State of California in the United States.

D. Property, plants and equipment

Our manufacturing operations are conducted principally in Japan, Southeast Asia and China. Of the total of 34 plants, 16 plants are in Japan and the remaining 18 are outside Japan. The following table sets forth information, as of March 31, 2004, with respect to our principal plants.

Name of plant		Floor space
(Name of company		(square feet)
which owns the plant)	Location	[leased space]	Principal products
Japan

Shizuoka Plant (Pioneer Display Products Corporation)	Fukuroi, Shizuoka	786,000	Plasma displays

Tendo Plant (Tohoku Pioneer Corporation)	Tendo, Yamagata	504,000	Car stereos, Car speakers, Loudspeakers

Tokorozawa Plant (Pioneer Corporation)	Tokorozawa, Saitama	490,000	Stereo systems, Individual stereo components, DVD players, Recordable DVD drives for PCs, DVD recorders

Kawagoe Plant (Pioneer Corporation)	Kawagoe, Saitama	414,000	Car stereos, Car navigation systems

Yonezawa Plant (Tohoku Pioneer Corporation)	Yonezawa, Yamagata	234,000	OLED displays

Kokubo Plant (Pioneer Micro Technology Corporation)	Kofu, Yamanashi	204,000	ICs, LSIs

Tendo the 2nd Plant (Tohoku Pioneer Corporation)	Tendo, Yamagata	186,000	Factory automation systems

Towada the 2nd Plant (Towada Electronics Corporation)	Towada, Aomori	134,000	DVD-RW pickups, Car stereos

Niike Plant (Pioneer Display Products Corporation)	Fukuroi, Shizuoka	134,000	Plasma displays

Yamanashi Plant (Pioneer Display Products Corporation)	Nakakoma, Yamanashi	102,000	Plasma displays

Name of plant		Floor space
(Name of company		(square feet)
which owns the plant)	Location	[leased space]	Principal products
Outside Japan

Shanghai Plant (Shanghai Pioneer Speakers Ltd.)	Shanghai, China	420,000	Car speakers

Mexico Plant (Pioneer Speakers, S.A. de C.V.)	Baja California, Mexico	352,000	Car speakers

Shanghai Plant (Pioneer Technology (Shanghai) Co., Ltd.)	Shanghai, China	337,000	Car AV systems, Car stereos

Thailand Plant (Pioneer Manufacturing (Thailand) Co., Ltd.)	Ayutthaya, Thailand	300,000	Car stereos, Stereo systems

Guang Dong Plant (Pioneer Technology (Dongguan) Co., Ltd.)	Guang Dong, China	295,000	Recordable DVD drives

Malaysia Plant (Pioneer Technology (Malaysia) Sdn. Bhd.)	Johor, Malaysia	262,000	Stereo systems, Car stereos

Guang Dong Plant (Dongguan Monetech Electronic Co., Ltd.)	Guang Dong, China	249,000	Speaker systems

California Plant (Pioneer Electronics Technology, Inc.)	California, U.S.A.	185,000	Plasma displays, Speaker systems

U.K. Plant (Pioneer Technology (U.K.) Ltd.)	West Yorkshire, United Kingdom	184,000	Plasma displays, DVD recorders

Name of plant		Floor space
(Name of company		(square feet)
which owns the plant)	Location	[leased space]	Principal products
Ohio Plant (Pioneer Industrial Components, Inc.) Others	Ohio, U.S.A.	157,000	Car stereos
(7 plants in Japan and 8 plants outside Japan)		1,253,000 [45,000]

Total		7,182,000 [45,000]

Most of the buildings of these plants and the land (except those in China) on which they are located are owned by us.

As of March 31, 2004, we owned our headquarters’ buildings in Tokyo having an approximate aggregate floor space of 336,000 square feet. We lease approximately 34,000 square feet as additional head office space in Tokyo.

We also own an employee training center in Tokyo with an approximate floor space of 17,000 square feet, and R&D facilities with an approximate aggregate floor space of 294,000 square feet.

Our sales office buildings in Japan and outside Japan are mainly leased. The head office buildings of some distribution subsidiaries outside Japan are owned by us. Land and buildings for the Ohio Plant and one of our headquarters’ buildings with an aggregate book value of ¥11,902 million were pledged as collateral for certain loans on March 31, 2004.

In fiscal 2004, in order to meet fast-growing demand for DVD recorders and recordable DVD drives, we invested ¥1.3 billion in building the second manufacturing line for optical pickups, which are key parts of DVD recorders and recordable DVD drives, at Guang Dong Plant in China. This line started November 2003 and our overall production capacity for optical pickups reached one million units per month.

To address expanding demand for plasma displays, in fiscal 2004, we invested ¥22 billion in building a more efficient production system, including the building of new manufacturing lines at our plants in Shizuoka and Yamanashi, in Japan. Our overall production capacity increased about 67% to 250 thousand units annually through the expansion of the Shizuoka Plant completed in August 2003. The ongoing building of a new line of the Yamanashi Plant is expected to be completed by fall of 2004 and increase our total production capacity to 600 thousand units annually. In fiscal 2005, we plan to spend approximately ¥30 billion in relation to PDP-related capital expenditure not including investment related to the acquisition of NPD as described below.

On July 1, 2004, Pioneer and NEC concluded the stock transfer agreement under which NEC will transfer to Pioneer 100% of the issued share capital of its plasma display manufacturing subsidiary, NPD and the intellectual property rights relating to plasma displays held by NEC. We expect to invest approximately ¥40 billion in the acquisition of NPD and NEC’s intellectual property rights in fiscal 2005. This acquisition is expected to be completed by September 30, 2004. NPD’s plant has an approximate aggregate floor space of 867,000 square feet in Izumi, Kagoshima, Japan. With this acquisition and the new line of the Yamanashi Plant as described above, our total capacity will add up to more than one million units a year. In order to apply to this investment, on March 5, 2004 we issued the aggregate principal amount of ¥60,000 million of Euro Yen Zero Coupon Convertible Bonds due 2011.

We intend to fund the capital requirement to fulfill these capital expenditure plans through internally generated cash, except for the acquisition of NPD.

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

Item 5. Operating and Financial Review and Prospects

Overview

We develop, design, manufacture and sell home electronics products such as audio, video and car electronics products on a global scale. We are one of the leading innovators of DVD products, plasma displays and car navigation systems. We are also one of the leading manufactures in the world consumer market of car audio products and car navigation systems. In addition, we derive revenue from the manufacture and sale of industrial electronics, such as factory automation systems and parts and from the licensing of patents that we own.

During fiscal 2004, the global economy was supported by continued expansion of the U.S. economy, despite uncertainties in Iraq and other parts of the world. In Japan, where we have the largest sales, the economy exhibited signs of recovery. However, uncertainties remain as to whether this trend will lead to a sustainable growth. In the consumer electronics market, the popularity of newer products, such as flat panel TVs and DVD recorders, rose, while price competition for these products intensified worldwide. In foreign exchange markets, the average value of the yen during fiscal 2004 was approximately 8% higher against the U.S. dollar and approximately 9% lower against the euro compared with fiscal 2003. In these economic conditions, our operating revenue for fiscal 2004 was ¥700.9 billion, up 3.5% from fiscal 2003. Operating income was ¥43.7 billion, a 42.1% increase from ¥30.8 billion recorded in fiscal 2003, and net income increased to ¥24.8 billion, a 54.5% increase from ¥16.1 billion posted in fiscal 2003.

We classify our business groups into four segments: “Home Electronics,” “Car Electronics,” “Patent Licensing” and “Others.” Main products in each segment are as follows: “Home Electronics” includes the manufacture and sale of audio/video equipment for home use, equipment for cable-TV systems, digital broadcast set-top boxes, home telephones, computer peripheral equipment, devices and others. “Car Electronics” includes the manufacture and sale of car audio products, car navigation systems, and others. “Patent Licensing” includes the licensing of patents related to optical disc recording and playback equipment, and others. “Others” includes manufacture and sale of factory automation system, parts, and others. The following are operating revenue and operating income by business segment for the three years ended March 31, 2004. “Car Electronics” is our largest segment by revenue, accounting for 41.7% of operating revenue in fiscal 2004.

Operating Revenue and Operating Income by Business Segments

	Year ended March 31
	2002		2003		2004
	(In millions of yen, except for percentage amounts)
Operating Revenue:
Home Electronics	¥259,809	41.3%	¥277,968	41.0%	¥281,482	40.2%
Car Electronics	257,672	40.9%	281,090	41.5%	292,187	41.7%
Patent Licensing	17,588	2.8%	12,584	1.9%	11,821	1.7%
Others	94,708	15.0%	105,617	15.6%	115,395	16.4%

Total	¥629,777	100.0%	¥677,259	100.0%	¥700,885	100.0%

Operating Income (Loss):
Home Electronics	¥(5,717)		¥3,878		¥2,099
Car Electronics	16,071		26,126		28,936
Patent Licensing	16,837		10,736		11,398
Others	(5,790)		8		1,096
Corporate and Elimination	(4,801)		(9,983)		190

Total	¥16,660		¥30,765		¥43,719

Note:    Operating revenue represents revenue from unaffiliated customers.

Our products are generally sold under our own brand names, principally “Pioneer.” Our primary markets are Japan, North America, Europe and Asia and we sell our products to customers in consumer and business markets through sales offices in Japan, and through sales subsidiaries of Pioneer and independent distributors outside of Japan. In addition, on an OEM basis, we market certain products, such as car electronics products, recordable DVD drives, digital broadcast set-top boxes and OLED displays to other companies. The following are operating revenue from unaffiliated customers by geographic market for the three years ended March 31, 2004.

Operating Revenue by Geographic Market

	Year ended March 31
	2002		2003		2004
	(In millions of yen, except for percentage amounts)
Japan	¥215,539	34.2%	¥254,639	37.6%	¥263,298	37.6%
North America	189,599	30.1	190,147	28.1	170,711	24.3
Europe	131,046	20.8	132,977	19.6	146,250	20.9
Other Regions	93,593	14.9	99,496	14.7	120,626	17.2

Total	¥629,777	100.0%	¥677,259	100.0%	¥700,885	100.0%

Note:	Operating revenue by geographic market represents revenue from unaffiliated customers, based on the geographic location of each unaffiliated customer.

Our principal production activities are carried out in Asia, including Japan. We have been expanding production activities in China. The production in China accounted for approximately 29% of total production in fiscal 2004, compared with 22% in fiscal 2003 and 18% in fiscal 2002.

Home Electronics, Car Electronics and Others

In our home electronics business, we experienced significant price competition for conventional DVD players due to increasing competition. At the same time, we continue to see strong growth in demand within the Japanese market and overseas for DVD recorders and recordable DVD drives, although sales of our CD-ROM/R/RW drives and DVD-ROM drives have shown a decrease. Demand for plasma displays, which has been conspicuous in Japan, is expanding in the overseas market. In our car electronics business, severe worldwide competition has led to strong downward pressure on prices. However, the popularity of our car navigation systems, which we believe is a major area of our operations, continues to increase. Our royalty revenue from the licensing of worldwide patents for our laser optical disc technologies has started to decline substantially as a significant portion of our patents in Japan and Europe expired during fiscal 2003 and 2004.

The electronics industry is characterized by rapid technological changes, and our ability to introduce attractive new products to the market significantly affects the operating results of our electronics businesses. Our sales of new products such as DVD-related products, including DVD recorders and recordable DVD drives for PCs, plasma displays, car navigation systems and OLED displays have grown rapidly. In fiscal 2004, sales of such new products accounted for approximately 47% of our total sales. We expect to continue concentrating our resources on these strategic products in order to further expand sales.

The electronics industry is also characterized by continuing sales price decreases in most product categories, making it important for us to continually improve the efficiency of our manufacturing, distribution, service and administrative functions. As an example of our effort, we have increased the percentage of our manufacturing outside Japan from 51% in fiscal 2000 to 65% in fiscal 2004 in terms of the yen value of cost of goods produced, mainly by expanding production facilities in Southeast Asia and China.

As a result of the sale of subsidiaries in the audio/video software business in fiscal 2004, the gain from such sale, as well as the operating results of the discontinued operations, are presented net of tax as a separate line item in the consolidated statement of income in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” See Note 3 in “Notes to Consolidated Financial Statements.”

Also, in fiscal 2004, we changed our business segment classification for certain businesses. Results related to DVD drives for PCs have been moved from “Others” to “Home Electronics”, and results related to plasma displays for business use have been moved from “Home Electronics” to “Others.” Corresponding figures for the previous fiscal years have been restated accordingly.

Patent Licensing

Our royalty revenue from Patent Licensing depends to a material extent on the sales of patented products by our licensees, making it difficult for us to predict actual royalty revenue each year. Therefore, trends in the PC market have an influence on our royalty revenue. In addition, a significant portion of our patent rights in Japan and Europe relating to laser optical disc technologies expired during fiscal 2003 and fiscal 2004. Accordingly, we have started to experience a substantial decrease in operating revenue and operating income from this segment. We are currently working to acquire patents held by third parties and licensing such patents. Although these operations may generate additional revenue to help offset a portion of this expected decline, we do not expect that the revenue, if any, from such new patents will be sufficient to offset the decrease in royalty revenue resulting from the expiration of our existing patents.

Currency fluctuations

We are affected to some extent by fluctuations in foreign currency exchange rates. We are principally exposed to fluctuations in the value of the Japanese yen against the U.S. dollar, euro and, to a much lesser extent, other currencies of countries where we conduct our business. Our consolidated financial statements, which are presented in Japanese yen, are affected by foreign currency exchange fluctuations through both translation risk and transaction risk.

Translation risk is the risk that our consolidated financial statements for a particular period or for a particular date will be affected by changes in the prevailing exchange rates of the currencies in which our subsidiaries prepare their financial statements against the Japanese yen. The functional currency for all of our significant foreign operations is the local currency. Generally, all asset and liability accounts of foreign operations are translated into Japanese yen using the exchange rates at balance sheet date and all revenue and expense accounts are translated using weighted average exchange rates for the periods. Even though the fluctuations of currencies against the Japanese yen can be substantial and, therefore, significantly impact comparisons with prior periods and among various geographic markets, the translation effect is a reporting consideration, included in the other comprehensive income, and does not reflect our underlying results of operations.

Transaction risk is the risk that the currency structure of our costs and liabilities will deviate from the currency structure of sales proceeds and assets. Transaction risk mainly derives from the fact the currencies of the countries we manufacture our products may be different from the currencies we sell our products in different countries.

Derivative financial instruments are utilized by us to reduce risks from the fluctuations in foreign exchange rates but are not held or issued for trading purposes. To hedge certain purchase and sale commitments anticipated and not yet committed transactions denominated other than functional currencies, we enter into forward exchange contracts and purchases and writes currency options. Written options are entered into only with purchased options in order to reduce the hedging cost.

Critical accounting policies and estimates

The following analysis of financial conditions and results of operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, except for segment data which is prepared in accordance with the regulations under the Securities and Exchange Law of Japan.

The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to customer incentives, bad debts, inventories, investments, income taxes, financing operations, warranty obligations, retirement benefits, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenue and expenses that are not readily apparent from other sources. Actual results may differ from these estimates due to the inherent uncertainty involved in making estimates.

We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition

Sales are generally recorded when merchandise is shipped to customers based on purchase orders or when services are rendered to the third parties. In certain cases, terms of the contract require the product to pass customer inspection after shipment and we record the sale upon satisfactory customer acceptance. Royalty revenue is recognized based on royalty statements from licensees. Estimated reductions to revenue are recorded for customer incentive offerings. Sales incentives that are dependent on future customer performance such as volume incentive rebates or co-operative advertising are accrued based on estimates when the original sale is recorded. Rebates and incentives given directly to consumers are accrued earlier of when the program becomes effective or the program is announced, to the extent related sales have been recognized. Estimates of future customer performance such as purchase volume, early payments and consumer rebate redemption rate are based on experience and such estimates are reviewed monthly, quarterly or annually depending on the type of incentive. Should a greater proportion of customers redeem incentives than we estimate, additional reductions to revenue may be required.

Allowances for doubtful accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The changes of allowance for doubtful accounts are disclosed in Note 19 to consolidated financial statements.

Warranties

We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates and service costs including parts and labor that may be incurred in correcting a product failure. The estimate of warranty cost is based on historical information, and should actual product failure rates or service costs differ from our estimates, revisions to the estimated warranty liability may be required. Our warranty reserve as of March 31, 2004 is ¥5.4 billion.

Inventories

We write down inventory for estimated obsolescence in amounts equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. As of the end of fiscal 2004, such inventory reserve amounted to ¥8.3 billion. If future demand or market conditions are less favorable than those projected by the management, additional inventory write-downs may be required.

Impairment of investments

We hold minority interests in customers and financial institutions for the purpose of maintaining long-term relationships, some of which are in publicly traded companies whose share prices are highly volatile and some of which are in non-publicly traded companies whose value is difficult to determine. We record an impairment charge when we believe an investment has experienced a decline in value that is other than temporary. For investments in publicly traded companies, we assume the decline is other than temporary when market value is less than cost for a period of six to nine months, or sooner depending on severity of decline or other factors. For investments in non-publicly traded companies, an impairment is presumed to be other than temporary when net assets of the investee decline generally by 30% to 50% due to losses incurred. Such presumption may be overcome if there is evidence to support the judgment that the decline in net assets of the investee is temporary. The factors that are considered in the judgment include business plans and estimated future cash flows of the investee. Impairment losses recognized in income during fiscal 2004 as a result of decline in prices of stocks in our portfolio was ¥0.2 billion. The unrealized losses in the portfolio at the end of fiscal 2004 were immaterial. Future adverse changes in stock market conditions or poor operating results of underlying investments could result in losses that may not be reflected in an investment’s current carrying value, thereby possibly requiring an impairment charge in the future.

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

Our principal pension plans are our Japanese defined benefit pension plans. Pioneer and its domestic subsidiaries sponsors trusteed non-contributory defined benefit pension plans and a contributory welfare pension plan. The contributory welfare pension plan was established under the Japanese Welfare Pension Insurance Law (“JWPIL”), and is composed of a substitutional portion based on the pay-related part of the pension benefits prescribed by JWPIL and a corporate portion based on a defined benefit pension arrangement established at our discretion. Pension plans for our overseas subsidiaries are insignificant with aggregate pension assets and obligations amounting to less than 10% of those of our Japanese pension plans.

For pension plans in Japan, the discount rates are based on the market yield from Japanese Government Bonds adjusted for the assumed duration of the pension benefit payment for current employees. The discount rate for our domestic contributory welfare pension plan is further adjusted to reflect pension obligations that can be transferred to the Japanese government. To determine the expected long-term rates of return on our pension plan assets, we consider mainly the current and target asset allocations, as well as historical and expected returns on various categories of plan assets. If actual results differ from the assumptions or assumptions are changed, the resulting effects are accumulated and systematically recognized over future periods and, therefore, generally affect recognized expense and the recorded obligations in future periods.

As of March 31, 2004, the actual asset allocation was equity securities 46%, debt securities 30%, other 24%, compared with target asset allocation of equity securities 56%, debt securities 41%, other 3%. The higher actual allocation for other assets resulted from our temporary shift from market sensitive assets to highly liquid assets as we plan to apply for transfer of pension obligations and assets for a substitutional portion of our contributory welfare pension plan.

Total net periodic pension costs for our pension plans in Japan for fiscal 2002, 2003 and 2004 were ¥5.0 billion, ¥8.1 billion and ¥10.1 billion, respectively, each representing 0.8%, 1.2% and 1.4% of operating revenue. Declines of discount rates and negative returns on plan assets that continued through fiscal 2003 adversely affected our pension benefit costs. Amortization of the unrecognized net actuarial loss, which is a component of pension benefit costs and represents a systematic expense recognition of the effects of changes in assumptions and differences between assumptions and actual results, for our domestic pension plans increased to ¥4.1 billion in fiscal 2004 from ¥2.9 billion in fiscal 2003 and ¥2.0 billion in fiscal 2002, although such amortization is expected to decrease in fiscal 2005 due to higher than expected returns on plan assets during fiscal 2004. The increases in our pension costs are also attributable to increases of service cost mainly resulted from a decline of discount rate, and decreases of expected return on assets reflecting reduction of expected rate of return and decline of plan assets through the end of fiscal 2003. Lowering the discount rates for pension plans in Japan by 0.5 percentage point would have increased the projected benefit obligation at the end of fiscal 2004 by approximately ¥13 billion and would increase the pension cost for fiscal 2005 by approximately ¥1.1 billion. Lowering the expected rate of return on plan assets by 0.5 percentage point would increase the pension cost for fiscal 2005 by approximately ¥0.5 billion.

A. Operating results

Fiscal 2004 compared with fiscal 2003

Operating revenue

Operating revenue, the sum of net sales and royalty revenue, for fiscal 2004 was ¥700.9 billion, up 3.5% from fiscal 2003.

Net sales amounted to ¥689.1 billion, a 3.7% increase over fiscal 2003. Net sales in Japan came to ¥263.3 billion, up 3.4% from fiscal 2003, and overseas net sales increased 3.8% to ¥425.8 billion.

Home Electronics net sales increased 1.3% over fiscal 2003, amounting to ¥281.5 billion, primarily as a result of increased sales of plasma displays, DVD recorders and recordable DVD drives for PCs, while sales of DVD players, set-top boxes and audio products decreased. Sales of plasma displays grew overseas while sales in Japan decreased. Sales of DVD recorders, particularly models with a hard disk drive, increased both in Japan and overseas to more than twice the levels in fiscal 2003 in terms of units sold, while the amount of net sales did not grow so fast because of declining average selling prices. Consumer demand for DVD products is shifting rapidly from DVD players to DVD recorders particularly in Japan. Accordingly, our marketing effort has shifted from DVD players to DVD recorders. Sales of recordable DVD drives for PCs increased overseas. In Japan, Home Electronics sales decreased by 9.2% to ¥78.8 billion as a result of decreased sales of plasma displays and DVD players, although sales of DVD recorders increased. Overseas, sales increased by 6.0% to ¥202.7 billion. This primarily reflects a large increase in the sale of plasma displays in each overseas market, DVD recorders in North America and Europe, and recordable DVD drives for PCs in Europe and Asia, offsetting sales declines of digital cable-TV set-top boxes in North America, digital broadcast set-top boxes in Europe and audio products in

North America and Europe. Sales increase of plasma displays, DVD recorders and recordable DVD drives overseas were attributable to growth of sales quantity, and declines in sales of digital cable-TV set-top boxes and digital broadcast set-top boxes were due to decreases of units sold.

Car Electronics net sales rose 3.9% to ¥292.2 billion, primarily as a result of sales growth of car navigation systems. In Japan, net sales increased 15.1% to ¥121.7 billion, mainly due to increased sales of car navigation systems in the consumer market and to automobile manufacturers. Sales of car audio products to automobile manufacturers increased as well. Overseas net sales decreased 2.8% to ¥170.5 billion, primarily due to decreased sales of car audio products to automobile manufacturers in North America. Sales of car navigation systems rose in North America and Europe, and sales of car audio products increased in other areas.

Royalty revenue from Patent Licensing decreased 6.1% to ¥11.8 billion, compared to that of fiscal 2003. This was attributable to expiration of our optical disc-related patents in certain areas.

Net sales for Others rose 9.3% over fiscal 2003 to ¥115.4 billion, reflecting primarily increased sales of factory automation systems, OLED display panels and other component parts. In Japan, net sales increased slightly by 1.1% to ¥62.8 billion. This primarily resulted from increased sales of cellular phone-related devices, mainly OLED display panels, partially offset by a decrease in sales of commercial karaoke products resulting from the sale of the karaoke business subsidiaries in the second half of fiscal 2003. Overseas, net sales were up 21.0% over fiscal 2003 to ¥52.6 billion, primarily due to increased sales of factory automation systems, mainly optical disc manufacturing systems in Asia. The increasing popularity of DVDs as recording media is a major factor of increased orders for the optical disc manufacturing systems. Sales of semiconductors related to laser pickups in China and business-use plasma displays worldwide increased as well.

Operating costs and expenses

Cost of sales increased to ¥487.3 billion from fiscal 2003’s ¥473.2 billion, consistent with the increase in net sales. However, cost of sales as a percentage of operating revenue declined 0.4 percentage points to 69.5%, despite the adverse effects of keen price competition, particularly for home electronics products such as plasma displays and DVD recorders. Gross profit margin in the car electronics business improved as a result of cost reductions in car navigation systems. For recordable DVD drives, gross profit margin improved as well as a result of cost reductions, contributing to overall gross profit margin improvement in almost same significance with contribution from car electronics business. Also, exchange rate fluctuations favorably affected gross profit margin. A weaker yen against the euro increased net sales in terms of yen, and a stronger yen against currencies in Asian countries, where our major production facilities are located, reduced production costs in terms of yen.

Selling, general and administrative (“SGA”) expenses decreased by 1.4% or ¥2.3 billion over fiscal 2003 to ¥166.4 billion. This primarily reflected decreases in personnel-related expenses, special retirement allowances and various operating expenses. Personnel-related expenses in fiscal 2004 decreased by ¥1.9 billion, reflecting the sale of subsidiaries in the karaoke business in the second half of fiscal 2003. The decrease of special retirement allowances was due to ¥1.4 billion special termination benefits recorded by Tohoku Pioneer Corporation, a subsidiary in Japan, for its voluntary early retirement plan implemented in June 2002. Such benefits were not incurred in fiscal 2004. In addition to these decreases, reductions in various operating expenses led to an overall decrease of SGA expenses, offsetting the unfavorable impact of a $14 million (¥1.5 billion) one-time payment to Gemstar-TV Guide International, Inc. as part of resolving pending litigation, ¥2.0 billion provided for estimated costs for free inspection and repair of certain plasma TVs, and a ¥1.7 billion increase in advertising expenses. The ratio of SGA expenses to operating revenue decreased by 1.2 percentage points to 23.7%.

Loss on sale and disposal of fixed assets decreased by ¥1.1 billion. The decrease was mainly attributable to losses recorded in fiscal 2003 for the conversion of optical disc production facilities at the plant in Yamanashi, Japan into plasma display panel production facilities, which are planned to start operations in fiscal 2005.

R&D expenditures, which are included in cost of sales and SGA expenses, increased 13.4% to ¥51.5 billion, representing 7.3% of operating revenue. The increase primarily reflected R&D activities to enhance our technological advantage in our strategic products such as car navigation systems, plasma displays, DVD recorders and OLED displays.

Operating income

Operating income in fiscal 2004 was ¥43.7 billion, a 42.1% increase from ¥30.8 billion recorded in fiscal 2003, mainly resulting from increased net sales, improved gross profit margins and decreased SGA expenses. Operating income for the Home Electronics segment was ¥2.1 billion in fiscal 2004 compared with ¥3.9 billion in fiscal 2003, despite increased profit from DVD drives for PCs. The decrease mainly reflected a downward trend in market product prices, slack set-top box business and increased SGA expenses, including a one-time payment to Gemstar-TV Guide International, Inc. and provisions for plasma TV service costs. Operating income for the Car Electronics segment in fiscal 2004 amounted to ¥28.9 billion, up 10.8% from fiscal 2003. Increased sales and improved gross profit margins primarily due to cost reductions in car navigation systems are the main reasons. In the Patent Licensing segment, operating income increased to ¥11.4 billion from ¥10.7 billion, despite a decrease in royalty revenue, mainly due to decreases in operating expenses. Others segment, which broke even in fiscal 2003, posted ¥1.1 billion operating income in fiscal 2004. The increases in sales of OLED display panels and other component parts as well as factory automation systems improved profitability.

Other income (expenses)

Other expense, on a net basis, decreased from an expense of ¥2.7 billion to ¥1.9 billion. Net interest (interest income, less interest expense) was almost the same as in fiscal 2003, representing an expense of ¥0.7 billion, with both interest income and interest expense decreasing. The decrease of interest income mainly reflected a decline of interest rates in the U.S. financial market, and the decrease of interest expense mainly reflected reductions of interest bearing short-term and long-term borrowings. A ¥0.8 billion gain on sale of subsidiaries’ stock posted in fiscal 2003 resulted from the sale of karaoke related subsidiaries. Foreign exchange loss decreased by ¥0.8 billion, to a ¥1.2 billion loss. The losses in fiscal 2004 primarily arose from conversion of U.S. dollar receivables into yen due to the yen’s appreciation against the U.S. dollar during fiscal 2004, although such losses decreased when compared with losses incurred in fiscal 2003. Other—net was income of ¥0.1 billion compared with expense of ¥0.7 billion. A ¥1.1 billion decrease of losses on write-down of investments to ¥0.2 billion in fiscal 2004, compared with ¥1.3 billion losses recorded in fiscal 2003, accounted for the difference in Other—net. During fiscal 2004, the prices of stock in our portfolio recovered, and significant write-downs were not recorded.

Income before income taxes

Income before income taxes in fiscal 2004 increased 49.0% to ¥41.8 billion from ¥28.1 billion in fiscal 2003, mainly due to increased operating income.

Income taxes

Income taxes as a percentage of pre-tax income (the effective tax rate) was 44.4%, an increase of 12.2 percentage points compared with 32.2% in fiscal 2003 and was 2.4% higher than the normal statutory tax rate of 42.0% in Japan. In fiscal 2003, valuation allowances, which had been provided for a tax benefit, the realization of which had been judged as unlikely, were reversed as profitability of subsidiaries particularly in Japan improved. The reversal was the main reason for the lower effective tax rate for fiscal 2003. The 2.4% deviation from the normal statutory tax rate was due mainly to ¥0.7 billion in charges resulting from the settlement of a proposed assessment from U.S. tax authorities, and losses incurred at certain subsidiaries. Meanwhile, a 1.0% reduction of the tax rate in Japan effective from fiscal 2005 had an effect of increasing deferred income taxes by ¥0.4 billion and by ¥0.8 billion in fiscal 2004 and 2003, respectively.

Minority interest in losses (earnings) of subsidiaries

Minority interest in earnings of subsidiaries, which primarily consists of the earnings of Tohoku Pioneer Corporation and its subsidiaries attributable to its minority shareholders, amounted to ¥0.7 billion in fiscal 2004 compared with losses of ¥0.02 billion in fiscal 2003.

Equity in losses of affiliated companies

Equity in losses of affiliated companies was ¥2.2 billion in fiscal 2004 compared with ¥3.1 billion in fiscal 2003. The decrease in loss is mainly attributable to the decrease of research and development costs incurred by ELDis, Inc., where active-matrix full-color OLED displays are still in development.

Income from continuing operations

Income from continuing operations in fiscal 2004 increased 27.7% to ¥20.4 billion from ¥15.9 billion in fiscal 2003 mainly due to the increase in operating income.

Income from discontinued operations, net of tax

Income from discontinued operations, net of tax, of ¥4.5 billion in fiscal 2004 is comprised mainly of a ¥1.8 billion gain on the sale of discontinued operations and ¥2.3 billion tax benefit primarily in connection with loss on investments in stocks of subsidiaries sold. ¥0.1 billion in fiscal 2003 solely represented net income of the subsidiaries sold.

Net income

Net income in fiscal 2004 was ¥24.8 billion, a 54.5% increase compared with fiscal 2003’s ¥16.1 billion. Basic net income per share of common stock in fiscal 2004 was ¥141.58, compared with ¥90.24 in fiscal 2003. Diluted net income per share in fiscal 2004 was ¥140.52 compared with ¥90.24 in fiscal 2003.

Fiscal 2003 compared with fiscal 2002

Operating revenue

Operating revenue, the sum of net sales and royalty revenue, for fiscal 2003 was ¥677.3 billion, up 7.5% from fiscal 2002.

Net sales amounted to ¥664.7 billion, an 8.6% increase over fiscal 2002. Net sales in Japan came to ¥254.6 billion, up 18.1% from fiscal 2002, and overseas net sales increased 3.4% to ¥410.1 billion.

Home Electronics net sales increased 7.0% over fiscal 2002, amounting to ¥278.0 billion, primarily as a result of increased sales of plasma displays, DVD recorders and recordable DVD drives for PCs, and despite decreased sales of compact stereo systems worldwide. Net sales of plasma displays, particularly for home use, grew both in Japan and overseas to approximately twice the levels in fiscal 2002 both in terms of units sold and yen. In Japan, sales of DVD recorders increased as a result of successful introduction of the models with a large-capacity HDD in the second half of fiscal 2003. Sales of recordable DVD drives to PC makers increased both in Japan and overseas despite generally lower PC demand, primarily reflecting a shift in demand from DVD-ROM drives toward recordable DVD drives. As a result of the increased sales of DVD recorders, plasma displays and recordable DVD drives with growth of home telephones sales, total Home Electronics sales in Japan increased by 22.8% to ¥86.8 billion despite decreased sales of compact stereo systems. Overseas, sales increased 1.1% to ¥191.2 billion. This primarily reflects a large increase in the sale of plasma displays, increased sales of recordable DVD drives and a favorable effect of the yen’s depreciation against the euro, which increased sales in terms of yen in Europe, offsetting falling sales of digital broadcast set-top boxes in Europe and compact stereo systems in North America and Europe.

Car Electronics net sales rose 9.1% to ¥281.1 billion, growing both in Japan and overseas. In Japan, net sales increased 10.6% to ¥105.7 billion, mainly due to continuing increased sales in the consumer market of two types of car navigation systems, advanced HDD models and affordable, easy-to-operate DVD models. Overseas net sales also increased 8.2% to ¥175.4 billion, primarily due to growing sales of car CD players in consumer markets, particularly in North America, reflecting changes in consumer demands from cassette car stereos to car CD players. Sales of car audio products to automobile manufacturers increased as well, mainly in North America.

Royalty revenue from Patent Licensing decreased 28.5% to ¥12.6 billion, compared to that of fiscal 2002. This was attributable to a decline in royalty revenue from digital recording products such as CD-R drives, resulting from lower PC demand, and expiration of our optical disc-related patents in some areas.

Net sales for Others rose 11.5% over fiscal 2002 to ¥105.6 billion. In Japan, net sales increased 26.1% to ¥62.1 billion. This primarily reflected sales growth of cellular phone-related devices, including OLED displays. Overseas, net sales were down 4.3% from fiscal 2002 to ¥43.5 billion, primarily due to decreased sales of speaker devices for cellular phones, although sales of optical disc manufacturing systems in Asia increased.

Operating costs and expenses

Cost of sales increased to ¥473.2 billion from fiscal 2002’s ¥442.9 billion associated with an increase in net sales. However, cost of sales as a percentage of operating revenue declined 0.4 percentage points to 69.9%. Gross profit margin in car electronics business improved as a result of cost reductions in car navigation systems and favorable effects of higher sales of car electronics products, absorbing factory overhead. A weaker yen against the euro favorably affected gross profit margin, as well.

SGA expenses increased by 1.1% or ¥1.9 billion over fiscal 2002 to ¥168.7 billion. Personnel-related expenses increased by ¥6.3 billion. This primarily reflected increased costs for pension plans in Japan and overseas due to declines of discount rates used in calculation of pension obligations and lower returns from pension assets as a result of poor conditions in the stock markets worldwide. On the other hand, advertising and sales promotion expense decreased compared with fiscal 2002, when we vigorously promoted the Pioneer brand name and our strategic products such as plasma displays worldwide. The ratio of SGA expenses to operating revenue decreased 1.6 percentage points to 24.9%.

Losses on sale and disposal of fixed assets increased by ¥1.2 billion. The increased losses were mainly attributable to losses incurred in conversion of optical disc production facilities at the Kofu Plant in Yamanashi, Japan into plasma display panel production facilities to satisfy growing demand for plasma displays. This conversion is in line with our policy to concentrate business resources to strategically selected business areas.

R&D expenditures, which are included in cost of sales and SGA expenses, increased 16.2% to ¥45.4 billion, representing 6.7% of operating revenue. The increase primarily reflected R&D activities to enhance our technological advantage in strategic products such as car navigation systems, plasma displays, DVD recorders and digital cable-TV set-top boxes.

Operating income

Operating income in fiscal 2003 was ¥30.8 billion, an 84.7% increase from ¥16.7 billion recorded in fiscal 2002, mainly resulting from increased net sales and improved gross profit margin. Operating income for the Home Electronics segment was ¥3.9 billion in fiscal 2003 compared with a loss of ¥5.7 billion in fiscal 2002, reflecting increased profit from plasma displays, primarily as a result of expanded production and improved production efficiency. A successful introduction of DVD recorders with HDD was another reason for the turnaround of the profitability of this segment. Increased sales and cost reduction of recordable DVD drives for PCs also contributed to the improvement. Operating income for the Car Electronics segment in fiscal 2003 amounted to ¥26.1 billion, up 62.6% from fiscal 2002. Increased sales both in Japan and overseas, and improved production efficiency as well as cost reductions in car navigation systems are the main reasons. In the Patent Licensing segment, operating income decreased to ¥10.7 billion from ¥16.8 billion, mainly due to a decline in royalty revenue. Others segment in fiscal 2003 broke even, compared with ¥5.8 billion operating loss posted in fiscal 2002. This primarily reflects increased sales of cellular phone-related devices. Another reason for the improvement in operating income was that the costs incurred in fiscal 2002 in connection with withdrawal from certain businesses were no longer incurred in fiscal 2003.

Other income (expenses)

Other expense, on a net basis, increased from an expense of ¥2.2 billion to ¥2.7 billion. Net interest (interest income, less interest expense) was an expense of ¥0.7 billion, compared with an expense of ¥0.3 billion in fiscal 2002, mainly due to decreased interest income, which reflected declining interest rates in the U.S. financial market. Gain on sale of subsidiaries’ stock was ¥0.8 billion in fiscal 2003, while there was no gain on the sale of subsidiaries in fiscal 2002. The sale of subsidiaries, mainly in karaoke-related business, was also in line with our policy to concentrate business resources to strategically selected business areas. Foreign exchange gain (loss) swung from ¥0.3 billion gain recorded in fiscal 2002 to ¥2.0 billion loss in fiscal 2003. The losses in fiscal 2003 primarily arose from conversion of U.S. dollar deposits and receivables into yen due to the yen’s appreciation against the U.S. dollar during fiscal 2003. Other—net decreased from expense of ¥2.2 billion to expense of ¥0.7 billion. Losses on write-down of investments decreased to ¥1.4 billion in fiscal 2003, compared with ¥2.3 billion losses recorded in fiscal

2002, as the decline in market value of our investments in marketable equity securities was smaller in fiscal 2003.

Income before income taxes

Income before income taxes in fiscal 2003 increased 94.0% to ¥28.1 billion from ¥14.5 billion in fiscal 2002, mainly due to the increase in operating income.

Income taxes

Income taxes as a percentage of pre-tax income (the effective tax rate) was 32.2%, a 12.1% decrease compared with 44.3% in fiscal 2002 and 9.8% lower than the normal statutory tax rate of 42.0% in Japan. The main reason for the differences was the reversal of valuation allowances, which had been provided for a tax benefit, the realization of which had been judged as unlikely, as profitability of subsidiaries particularly in Japan improved. Profits posted in our overseas subsidiaries, for which income tax rates are lower than in Japan, were another reason for the difference with the normal statutory tax rate in Japan. Meanwhile, a 1.0% reduction of tax rate in Japan effective from fiscal 2005 had the effect of increasing deferred income taxes by ¥0.8 billion.

Minority interest in losses (earnings) of subsidiaries

Minority interest in earnings of subsidiaries, which primarily consists of the earnings of Tohoku Pioneer Corporation and its subsidiaries attributable to its minority shareholders, amounted to losses of ¥0.02 billion in fiscal 2003 compared with ¥0.5 billion in fiscal 2002.

Equity in losses of affiliated companies

Equity in losses of affiliated companies was ¥3.1 billion in fiscal 2003 compared with ¥0.1 billion in fiscal 2002. The increased loss is mainly attributable to research and development cost incurred in ELDis, Inc., where active-matrix full-color OLED displays are still in development.

Income from continuing operations

Income from continuing operations in fiscal 2003 came to ¥15.9 billion, more than twice the fiscal 2002 amount of ¥7.5 billion, mainly due to the increase in operating income.

Income from discontinued operations, net of tax

Income from discontinued operations, net of tax, which represented profit and loss of sold subsidiaries, decreased to ¥0.1 billion in fiscal 2003, compared with ¥0.6 billion in fiscal 2002.

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

Business Segments

	Year ended March 31, 2004
					Corporate and
	Home Electronics	Car Electronics	Patent Licensing	Others	Eliminations	Consolidated

	(In millions of yen)
Operating revenue:
Unaffiliated customers	¥281,482	¥292,187	¥11,821	¥115,395	—	¥700,885
Inter-segment	1,399	2,460	2,057	36,860	¥(42,776)	—

Total	¥282,881	¥294,647	¥13,878	¥152,255	¥(42,776)	¥700,885
Operating income	¥2,099	¥28,936	¥11,398	¥1,096	¥190	¥43,719
Identifiable assets	¥182,001	¥158,913	¥3,447	¥109,582	¥268,599	¥722,542
Depreciation and amortization	¥15,858	¥13,798	¥362	¥8,272	¥2,621	¥40,911
Capital expenditures (additions to fixed assets)	¥32,783	¥13,648	¥248	¥7,340	¥4,434	¥58,453

	Year ended March 31, 2003
					Corporate and
	Home Electronics	Car Electronics	Patent Licensing	Others	Eliminations	Consolidated

	(In millions of yen)
Operating revenue:
Unaffiliated customers	¥277,968	¥281,090	¥12,584	¥105,617	—	¥677,259
Inter-segment	1,718	1,271	2,014	41,780	¥(46,783)	—

Total	¥279,686	¥282,361	¥14,598	¥147,397	¥(46,783)	¥677,259
Operating income	¥3,878	¥26,126	¥10,736	¥8	¥(9,983)	¥30,765
Identifiable assets	¥172,316	¥153,644	¥4,357	¥130,275	¥186,437	¥647,029
Depreciation and amortization	¥11,596	¥13,370	¥1,550	¥7,822	¥1,900	¥36,238
Capital expenditures (additions to fixed assets)	¥16,798	¥13,997	¥398	¥6,774	¥3,004	¥40,971

Note:	In fiscal 2004, we changed business segment classification for certain businesses. Results related to DVD drives have been moved from “Others” to “Home Electronics,” and results related to plasma displays for business use have been moved from “Home Electronics” to “Others.” Corresponding figures for the previously reported Business Segments have been reclassified accordingly.

Geographic Segments

	Year ended March 31, 2004
					Corporate and
	Japan	North America	Europe	Other Regions	Eliminations	Consolidated

	(In millions of yen)
Operating revenue:
Unaffiliated customers	¥294,198	¥168,194	¥145,390	¥93,103	—	¥700,885
Inter-area	278,071	8,082	967	182,929	¥(470,049)	—

Total	¥572,269	¥176,276	¥146,357	¥276,032	¥(470,049)	¥700,885
Operating income	¥18,456	¥11,467	¥2,044	¥9,595	¥2,157	¥43,719
Identifiable assets	¥233,601	¥46,034	¥61,754	¥99,237	¥281,916	¥722,542
Depreciation and amortization	¥26,014	¥2,450	¥2,130	¥7,696	¥2,621	¥40,911
Capital expenditures (additions to fixed assets)	¥40,314	¥2,650	¥2,113	¥8,942	¥4,434	¥58,453

	Year ended March 31, 2003
					Corporate and
	Japan	North America	Europe	Other Regions	Eliminations	Consolidated

	(In millions of yen)
Operating revenue:
Unaffiliated customers	¥271,248	¥187,858	¥132,776	¥85,377	—	¥677,259
Inter-area	272,393	7,594	700	168,128	¥(448,815)	—

Total	¥543,641	¥195,452	¥133,476	¥253,505	¥(448,815)	¥677,259
Operating income (loss)	¥16,463	¥11,091	¥(462)	¥7,415	¥(3,742)	¥30,765
Identifiable assets	¥222,372	¥55,940	¥57,092	¥91,695	¥219,930	¥647,029
Depreciation and amortization	¥22,503	¥3,484	¥1,843	¥6,508	¥1,900	¥36,238
Capital expenditures (additions to fixed assets)	¥24,030	¥3,132	¥2,019	¥8,786	¥3,004	¥40,971

Note:	Operating revenue reported in geographic segment information above represents that of Pioneer and its domestic subsidiaries in Japan, and each subsidiary in North America, Europe, and Other Regions.

B. Liquidity and capital resources

Cash flows

Summarized Consolidated Statements of Cash Flows

	Year ended March 31
	2003	2004
	(In millions of yen)
Net cash provided by operating activities	¥91,509	¥60,378
Net cash used in investing activities	(35,228)	(52,754)
Net cash provided by (used in) financing activities	(34,680)	51,827

Effect of exchange rate changes on cash and cash equivalents	(6,234)	(9,512)

Net increase in cash and cash equivalents	¥15,367	¥49,939

Fiscal 2004 compared with fiscal 2003

In fiscal 2004, net cash provided by operating activities was ¥60.4 billion. Net income from continuing operations adjusted for non-cash expenses such as depreciation and amortization, deferred income taxes, and equity in losses of affiliated companies was the main source of the positive cash flows, generating ¥72.5 billion. ¥12.1 billion was used in cash requirement from operating assets and liabilities. Among operating assets and liabilities, trade receivables increased primarily due to increases in net sales. An increase in prepaid expenses and other current assets primarily resulted from increases in recoverable value-added taxes and similar indirect taxes in various countries where operations are expanding. Inventories increased primarily for plasma displays, car navigation systems and factory automation systems. However, the negative impact of increased inventories on cash flows was largely offset by the increase of trade payables, reflecting increased purchase of materials. Plasma display inventory increased as display panel work in process inventory was built up for overseas markets. Increase in car navigation system inventory was mostly for OEM customers, and increases of factory automation system inventory reflected increased orders. Although net cash provided by operating activities decreased compared with the amount in fiscal 2003, the ¥60.4 billion was enough to cover the net cash used in investing activities. The decrease in net cash provided by operating cash flows in comparison with the amount in fiscal 2003 is primarily due to the increase of accounts receivable, trade, which is mainly attributable to increase of operating revenue in the fourth quarter. The fourth quarter in fiscal 2004 operating revenue was 4.7% or ¥8.2 billion higher than operating revenue in the equivalent period of fiscal 2003.

Net cash used in investing activities was ¥52.8 billion for fiscal 2004, comprised mainly ¥58.0 billion used in payment for the purchase of fixed assets and ¥4.9 billion proceeds from sale of discontinued operation. Among the ¥58.0 billion capital expenditure, investment related to plasma displays amounted to ¥22.0 billion, investment in production facilities in China amounted to ¥5.5 billion. The net cash used in investing activities in fiscal 2004 increased by ¥17.6 billion compared to ¥35.2 billion in fiscal 2003. The investments in the expansion of the plasma display production facilities and expansion of production capacities for plants in China accounted for the most of the increase.

Net cash provided by financing activities in fiscal 2004 was ¥51.8 billion and was mainly comprised of ¥60.5 billion cash provided by issuance of convertible bonds, ¥4.4 billion used in the reduction of other short-term and long-term borrowings, and ¥3.9 billion used in dividends payment. On March 5, 2004, we issued zero coupon convertible bonds due 2011, with proceeds of ¥60.5 billion after deducting ¥1.6 billion issuance cost. The proceeds of the issue are planned to be applied principally towards investments in the plasma display business and the enhancement of distribution channels in Europe and China. In fiscal 2003, financing activities included ¥21.1 billion used in reducing short-term and long-term borrowings, ¥2.7 billion used in payments of dividends and ¥11.6 billion used in purchase of shares of Pioneer’s common stock.

As a result of these activities and the effect of exchange rate changes on cash and cash equivalents of overseas subsidiaries, cash and cash equivalents increased by ¥49.9 billion to ¥192.4 billion at the end of fiscal 2004, from ¥142.5 billion at the end of fiscal 2003.

Capital requirements

Our requirements for operating capital primarily are for the purchase of raw materials and parts for manufacturing our products. Operating expenses, including manufacturing expenses and SGA expenses, require a substantial amount of operating capital. Also, our capital expenditure plan for fiscal 2005 is expected to require ¥68.0 billion, a ¥10.0 billion increase from ¥58.0 billion in fiscal 2004, reflecting mainly expansion of plasma display production facilities.

On July 1, 2004, we concluded an agreement with NEC under which NEC will transfer to us 100% of the issued share capital of its plasma display manufacturing subsidiary, NPD, and the intellectual property rights relating to plasma display held by NEC. We expect to invest approximately ¥40.0 billion in the acquisitions scheduled effective as of September 30, 2004. A part of the ¥60.5 billion proceeds from issuance of convertible bonds on March 5, 2004 will be used in this investment.

We plan to apply for transfer of pension obligations and assets for substitutional portion of a contributory welfare pension plan. As of March 31, 2004 our contributory welfare pension plans maintains sufficient plan assets to complete the required transfer of plan assets, therefore, we do not expect additional cash requirement from this transfer.

We believe that our ability to generate positive operating cash flows and liquidity discussed in the following financial management section provide sufficient resources to fund future operating capital requirements and capital expenditures.

Financial management

At present, funds required for operating capital and capital expenditure are generally financed through internally generated cash or debt financing.

With regard to debt financing, short-term debt financing with maturity of one year or less is utilized to fund operating capital requirements. Short-term borrowings are generally arranged locally in the currency in which each consolidated company carries out its operations. As of March 31, 2004, short-term borrowings of ¥23.3 billion with weighted average interest rate of 1.74% comprised bank loans in seven different currencies, principally Japanese yen. On the other hand, long-term borrowings to finance long-term funding requirements such as investment in production facilities are generally arranged in Japan on a fixed interest rate basis. As of March 31, 2004, substantially all of the long-term debt of ¥94.2 billion, including the portion due within one year, was comprised of ¥62.1 billion zero coupon convertible bonds due 2011 including ¥2.1 billion unamortized issue premium, ¥6.5 billion loans principally from banks maturing serially through 2013 with fixed interest rates ranging from 3.06% to 3.90%, ¥15.0 billion 2.35% unsecured bonds due 2005, ¥10.0 billion 2.80% unsecured bonds due 2008, and capital lease obligations and other loans arranged locally.

As for liquidity, cash and cash equivalent amounted to ¥192.4 billion at the end of fiscal 2004, which are held principally in Japanese yen, the U.S. dollars and euro. Cash and cash equivalents comprised cash on hand, cash in banks including time deposit, and investment in highly liquid financial instruments provided by major international banks and financial institutions. In addition, uncommitted and unused credit lines amounted to ¥229.6 billion as of March 31, 2004 are available if there were needs for additional borrowings arising from a possible decrease in cash flows from operating activities due to seasonal factors such as investment in inventory for high-sales seasons, or as a result of fluctuations in customer demands.

As a part of our effort to enhance efficiencies of cash balance held by subsidiaries, we arrange intercompany loans between the companies in different region. To hedge the exposure to foreign exchange and interest rate fluctuations, we enter into currency swap contracts with banks, changing currency and interest features of intercompany finance transactions. The currency swap contracts effectively changes, in substance, the U.S. dollar floating interest rate intercompany borrowings into Japanese yen fixed and floating interest rates borrowings and euro fixed interest rate borrowings.

During fiscal 2003, we purchased 5.1 million shares of Pioneer’s common stock from the market for ¥11.5 billion pursuant to the approval at the general shareholders’ meeting held in June 2002. At the general shareholders’ meeting held on June 29, 2004, our shareholders approved an amendment to the Articles of Incorporation which permits the purchase of shares of Pioneer’s common stock to be made upon resolution of the Board of Directors. This amendment allows us more flexibility in the purchase of shares of Pioneer’s common stock.

C. Research and development, patents and licenses, etc.

Our R&D activities have played a crucial role in the development of our business. Our R&D program currently centers on high-density recording, flat-panel displays, digital signal processing, information/communications, and core LSIs. In fiscal 2002, 2003, and 2004 our R&D expenses were ¥39,050 million, ¥45,388 million and ¥51,483 million respectively, or 6.2%, 6.7% and 7.3%, respectively, of our operating revenue. We currently plan to continue to spend more than 6% of operating revenue on R&D each year.

Our research and development of new technologies is carried out mainly in Japan at the Corporate Research & Development Laboratories, as well as the AV & Recording Systems Development Center, Information & Communication Development Center and PDP Development Center. In November 2003, we established the Mobile Systems Development Center in Japan to develop advanced car electronics-related technologies, such as next-generation car navigation systems. At Pioneer Research Center USA, Inc. (“PRA”), one of our overseas wholly-owned subsidiaries, we are also actively engaged in research of new technologies, and development of system software related to digital TV and of digital network technologies. At another wholly-owned overseas subsidiary in the United Kingdom, Pioneer Digital Design Centre, Ltd., we are researching cutting-edge technologies related to digital TV for use in Europe. Product development and production improvement activities are the responsibility of each business unit, and are carried out in our various manufacturing facilities both in Japan and overseas.

Multiple-Layer Optical Discs

During fiscal 2004, we succeeded in developing dual-layer disc technology for DVD-R recording, enabling up to 8.5 gigabytes of data to be recorded onto one side of a disc. Such performance, almost equal to levels of existing dual-layer DVD-ROM discs, allows conventional DVD-Video players to be compatible with discs using this technology. Compatible DVD recorders will also be developed with relative ease. The new discs will raise DVD recording capacity to approximately 4 hours in SP mode and 12 hours in EP mode—almost double the recording capacity of DVD-R discs currently on the market. The Company is further improving this format’s performance and will propose this format to the DVD Forum.

In the field of Blu-ray Disc, which is particularly well-suited for digital high-definition images and is expected to be the next-generation large-capacity optical disc, Pioneer has also succeeded in developing a prototype of playback-only four-layer disc with 100-gigabyte capacity on one side. The multiple-layer structure of the Blu-ray Disc format requires higher-precision control than DVDs for determining the thickness of layers between the disc surface and each layer. Pioneer has achieved this through collaboration with Hitachi Chemical Co., Ltd., involving joint development of photopolymer sheets suited for optical disc material.

Home AV Network

PRA launched the Digital Entertainment Network Initiative (“DENi”) in 2002. In January 2003, PRA and the six other consumer electronics company members of DENi drew up comprehensive technical specifications for simplifying network connection among home-use audio/video products. The new DENi technology takes advantage of Ethernet and Internet Protocol, which are commonly used for computer networking, and enables in-home connection and sharing of audio and video sources among rooms which are distant from one another, without troublesome additional cabling. PRA took the lead among DENi members in promoting this technology, and in July 2003, the Consumer Electronics Association (“CEA”) of the United States adopted the DENi proposal as the digital entertainment network standard, CEA-2008. PRA is expected to continue to advance home network technologies and promote unified industry standards.

D. Trend information

The following is a description of the most significant recent trends in each of our business segments.

Home Electronics

Traditional audio/video products continue to be exposed to downward price pressure and slower sales. This, in turn, has negatively impacted our production levels and our inventory. We have responded and expect to continue to respond to such downward pressure in sales and production through the introduction of new value-added products and models in Home Electronics, including home theater systems, DVD-related products and plasma displays.

DVD players and recorders. As a result of the dramatic expansion of the market for DVD players, they have become commodity products and suffer from significant price competition. DVD has been one of our fastest growing product areas during the past several fiscal years, and we believe we are well-positioned to face the competition because of our accumulated expertise through LD development, our expected reduction of costs as a result of shifting production to China and our efforts to introduce new innovative, value-added products such as DVD recorders. Recently, demand for the DVD recorders, especially those with HDDs for long-time recording, has rapidly expanded, and these products have started to replace VCRs. There are, however, a number of competing digital recording disc formats: the DVD-RW, the DVD-RAM, the DVD+RW, as rewritable formats, and the DVD-R, the DVD+R formats, as write-once formats.

Recordable DVD drives. Demand for recordable DVD drives is growing rapidly, although sales of CD-ROM/R/RW drives and DVD-ROM drives have shown a decrease. This reflects great demand for DVD recording of personalized content using PCs, and the tendency of PC makers to include recordable DVD drives in PC systems as part of their sales strategies to differentiate their PC lineups. This sales trend is expected to continue. In fiscal 2004, we launched recordable DVD drives for PCs, which are compatible with DVD-R, -RW, +R and +RW discs, to worldwide markets, and also models enabling high-speed recording of up to 8X write speed with DVD-R and +R and up to 4X with DVD-RW and +RW discs.

Plasma displays. The large-screen display market for plasma displays has been expanding in recent years, and several manufacturers in Japan and South Korea have started mass production of plasma displays that compete with our products. Each company is increasing investment and expanding production. As the number of companies entering this market increases, it is expected that the unit price will continue to decrease due to intensifying competition. In particular, in the market for displays under the 40-inch size, plasma displays are subject to increasingly intense competition from liquid crystal displays. As a result of this trend, we plan to expand production of our plasma display line, while focusing on new products such as 50- and 43-inch models, which have higher resolution.

Car Electronics

Severe competition in the car electronics business worldwide has led to strong downward pressure on prices. However, the popularity of car navigation systems, which we believe is a major area of our operations, continues to increase. For example, sales of our advanced HDD models and our affordable, easy-to-operate DVD models remain strong. These new models have been well received by consumers due to their attractive and convenient features. With its outstanding technologies, we remain a leader in the car navigation market; however, our competitors have started commercializing models that are similar to our products. In Japan, the increase in demand for car navigation systems has been conspicuous, and the markets in North America and Europe show signs of expansion. We introduced in the spring of 2004 in both markets compact 1-DIN-sized units featuring all car navigation system functions as well as those for CD/MP3/DVD-Video playback. Also in the car audio business, we plan to widen our market share with new products and innovations, such as car CD players with OLED displays.

There is also a trend in the car electronics industry that OEM sales to car manufacturers are increasing. We intend to increase our efforts to market ourselves towards such car manufacturers and strengthen our foothold in OEM sales as well.

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

Our royalty revenue from the worldwide licensing of patents relating to laser optical disc technologies has declined substantially from previous years, as a significant portion of our patents in Japan and Europe has expired during fiscal 2003 and 2004. We intend to attempt to reduce the decline in royalty revenue by acquiring patents from third parties and licensing such patents. We do not, however, expect that the revenue, if any, from such new patents will be sufficient to offset the decrease in royalty revenue resulting from the expiration of our existing patents. See “Item 4.B. Business overview—Nature of operations—Patent licensing” for more information on our patent licensing business.

Others

OLED displays. With the entry of other companies, market competition in OLED displays is becoming even more intense, while each company in this market is proceeding with the development of full-color OLED displays. To meet the competition, Tohoku Pioneer Corporation, Pioneer’s majority-owned subsidiary, established a joint venture company, ELDis, Inc., in fiscal 2001 with Semiconductor Energy Laboratory Co., Ltd. and Sharp to develop and manufacture active-matrix full-color OLED displays.

E. Off-balance sheet arrangements

We are a party to off-balance sheet arrangements by providing guarantees to third parties who provide loans to our affiliated companies. For each guarantee, we would have to pay the guaranteed amount, if affiliated companies were to default on a payment within contract periods of one year to nine years. The maximum potential amount of undiscounted future payments we could be required to make under the guarantee is ¥25.5 billion as of March 31, 2004.

Also, we have equity ownership interest in ELDis, Inc., which is 45% owned by Tohoku Pioneer Corporation, our 67% owned subsidiary, and is accounted for by the equity method. At March 31, 2004, it is reasonably possible that Tohoku Pioneer Corporation is the primary beneficiary or holds a significant variable interest in ELDis, Inc. ELDis, Inc. is a development state enterprise and established to manufacture and market new products such as thin film transistor substrates for active-matrix OLED. The related disclosure is provided in Note 21 in “Notes to Consolidated Financial Statements.”

F. Tabular disclosure of contractual obligation

The following summarizes our contractual obligations at March 31, 2004.

		Payment Due by Period
		Less than
	Total	1 year	1-3 years	3-5 years	More than 5 years

	(In billions of yen)
Contractual obligations:
Long-term debt	92.1	4.5	16.1	10.5	61.0
Operating leases	7.9	2.5	2.5	1.1	1.8
Purchase commitment	3.1	3.1

Notes:	1.	Total long-term debt of ¥92.1 billion does not include ¥2.1 billion unamortized issue premium on convertible bonds.

	2.	Contractual obligations do not include ¥0.3 billion deferred income which is presented as other long-term liabilities on the consolidated balance sheet.

The ¥3.1 billion purchase commitment outstanding as of March 31, 2004 was for property, plant and equipment and advertising. This included a part of our ¥68.0 billion capital expenditure plan in fiscal 2005. The planned increase in capital expenditure in fiscal 2005 from ¥58.0 billion in fiscal 2004 mainly reflects expansion of plasma display production facilities.

New Accounting Standards

Employers’ Disclosures about Pensions and Other Postretirement Benefits

In December 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” The revised SFAS No. 132 retains the disclosure requirements in the original statement and requires additional disclosures about pension plan assets, benefit obligations, cash flows, benefit costs and other relevant information. The new disclosures are effective for financial statements with fiscal years ended after December 15, 2003. However, the revised SFAS No. 132 provides that disclosures of information about foreign plans and estimated future benefit payment shall be effective for fiscal years ending after June 15, 2004. See Note 9 in “Notes to Consolidated Financial Statements” for these disclosures.

Impairment of Investments in Securities

In November 2003, the EITF reached a consensus on Issue No. 03-1 (“EITF No. 03-1”), “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” as it relates to disclosures for SFAS No. 115. In addition to the disclosures already required by SFAS No. 115, EITF No. 03-1 requires both quantitative and qualitative disclosures for marketable equity and debt securities. The new disclosure is effective for fiscal years ended after December 15, 2003. See Note 4 in “Notes to Consolidated Financial Statements” for this disclosure.

In March 2004, EITF reached another consensus on EITF No. 03-1 which presents the guidance for the assessment of other-than-temporary impairment. The guideline should be used to determine whether an investment is other-than-temporarily impaired and provides 3 steps for assessment. The guidance is applicable for investments in debt and equity securities that are within the scope of SFAS No. 115, and cost method equity investments. The investor should make an evidenced-based judgment about a market price recovery of investment by considering the severity (extent to which fair value is below cost) and the duration (period of time that a security has been impaired) of impairment in relation to the forecasted market price recovery. An other-than-temporary impairment should be recognized in earnings in an amount equal to the difference between the investor’s adjusted cost basis and its fair value at the balance sheet date of the reporting period for which the assessment is made. The guidance is required to be applied for fiscal years beginning after June 15, 2004. The adoption of the guidance will not have a material impact on our consolidated financial position, result of operation or cash flow.

Transfer to the Japanese Government of the Substitutional Portion of Employer Pension Fund Liabilities

In January 2003, the EITF reached a consensus on Issue No. 03-2 (“EITF No. 03-2”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employer Pension Fund Liabilities.” EITF No. 03-2 addresses accounting for the transfer to Japanese government of a substitutional portion of a domestic contributory welfare pension plan, which is a defined benefit pension plan established by the Welfare Pension Insurance Law. EITF No. 03-2 requires employers to account for the entire separation process of a substitutional portion from an entire plan (including a corporate portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as a culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy.

October 29, 2003, we received approval from the government for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion. In addition, we will submit another application to separate the remaining substitutional portion related to past service by our employees. We are expected to receive final approval from the government for our second application during the year ending March 31, 2005. Upon receipt of the final approval, we will be relieved of all obligations pertaining to the substitutional portion by transferring the benefit obligation and the related government-specified portion of the plan assets, which will be computed by the government. The related gain or loss, which is expected to be recorded during the year ending March 31, 2005 based on completion of the entire process, has not yet been determined because the amount of the benefit obligation and the related plan assets to be transferred to the government may change significantly.

Revenue Recognition

In December 2003, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletins (“SAB”) No. 104, “Revenue Recognition,” which supersedes SAB No. 101, “Revenue Recognition in Financial Statements,” and updates portions of the interpretative guidance included in Topic 13 of the codification of SAB in order to make this interpretative guidance consistent with current authoritative accounting guidance. SAB No. 104 rescinds the SEC’s Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (“FAQ”) issued with SAB No. 101 that had been codified in SAB Topic 13. Selected portions of the FAQ have been incorporated into SAB No. 104. The revenue recognition principles of SAB No. 101 remain largely unchanged by the issuance of SAB No. 104. The adoption of SAB No. 104 did not have an effect on our consolidated results of operations or financial position.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletins No. 51, Consolidated Financial Statements,” and subsequently revised in December 2003 with the issuance of FIN 46 (revised 2003). This interpretation requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. We are required to apply this interpretation for periods ending after April 1, 2004. We are currently evaluating the impact of the adoption of the revised FIN 46 on our financial position and results of operations. It is reasonably possible that we are a primary beneficiary of or hold a significant variable interest in a variable interest entity. See Note 21 in “Notes to Consolidated Financial Statements” for the required disclosures.

Earnings per Share

In March 2004, the EITF reached a consensus on Issue No. 03-06 (“EITF No. 03-06”), “Participating Securities and the Two-Class Method Under FASB Statement No. 128, Earnings Per Share.” EITF No. 03-06 addresses a number of questions regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and our earnings when, and if, it declares dividends on its common stock. The Issue also provides further guidance in applying the two-class method of calculating earnings per share, clarifying what constitutes a participating security and how to apply the two-class method of computing earnings per share once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. EITF No. 03-06 is effective for fiscal periods beginning after March 31, 2004. We are evaluating the potential impact of the Issue on our financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

Pioneer’s Directors, Executive Officers and Corporate Auditors as of July 1, 2004, and their pertinent information, such as position and business experience, are as follows:

Directors

Name	Current Position
(Date of birth)	(Month and year of expiration)	Prior Position
Kanya Matsumoto	Chairman and Representative Director	June 1996:
(June 12, 1930)	(June 2005)	Vice Chairman and Representative Director

Kaneo Ito	President and Representative	June 1991:
(Apr. 30, 1936)	Director; Chief Executive Officer (June 2005)	Senior Managing Director and Representative Director; General Manager of International Business Group; and in charge of overseas operations and Public Relations Division

Akira Niijima	Senior Managing Director and Representative	June 2002:
(Mar. 9, 1944)	Director; Chief Financial Officer; and in charge of administration and export control in general (June 2005)	Senior Managing Director; President of Pioneer’s Home Entertainment Company

Takashi Kobayashi	Senior Managing Director and	June 2002:
(Sept. 27, 1940)	Representative Director; in charge of Corporate Communications Division, Customer Satisfaction Planning and Coordination Division, Intellectual Property Division, and Business Development Division
	(June 2005)	Senior Managing Director; in charge of Corporate Communications Division, Customer Satisfaction Planning and Coordination Division, Intellectual Property Division, and Business Development Division

Tamihiko Sudo	Senior Managing Director and	June 2003:
(Apr. 28, 1947)	Representative Director; President of Pioneer’s Mobile Entertainment Company (June 2005)	Managing Director; President of Pioneer’s Mobile Entertainment Company

Name	Current Position
(Date of birth)	(Month and year of expiration)	Prior Position
Hajime Ishizuka	Senior Managing Director and	June 2003:
(May 3, 1947)	Representative Director; President of Pioneer’s Home Entertainment Business Company (June 2005)	Director; President of Pioneer’s Components Business Company; and in charge of International Business Division

Tadahiro Yamaguchi	Managing Director; Executive	June 2002:
(Mar. 24, 1946)	Vice President of Pioneer’s Plasma Display Business Company (in charge of technologies and production; and Plant Manager of Ohmori Plant (June 2005)
Managing Director; Executive Vice President of Pioneer’s Home Entertainment Company (in charge of technologies, production and quality control); in charge of Cable & Satellite Systems Division; and Plant Manager of Tokorozawa Plant

Satoshi Matsumoto	Managing Director; General	June 2002:
(Apr. 15, 1954)	Manager of Environmental Preservation Group (June 2005)	Managing Director; General Manager of Division of Environmental Preservation

Osamu Yamada	Managing Director; General	Apr. 2002:
(Mar. 16, 1944)	Manager of Research and Development Group; and General Manager of Corporate Research and Development Laboratories (June 2005)	Senior Executive Officer; General Manager of Research and Development Group

Koichi Shimizu	Managing Director; in charge	June 2003:
(Feb. 3, 1944)	of technologies, production and quality control in general; General Manager of Procurement Center; and in charge of Strategic IT Division (June 2005)	Director; General Manager of Production Management and Coordination Division; General Manager of Procurement Center; and in charge of Strategic IT Division

Tatsuhiro Ishikawa	Director	Dec. 2001 to present:
(Apr. 4, 1939)	(June 2005)	Attorney-at-Law

Shunichi Sato	Director	Apr. 2000:
(Feb. 10, 1941)	(June 2005)	Japanese Ambassador Extraordinary and Plenipotentiary to Belgium

Executive Officers

Name	Current Position
(Date of birth)	(Month and year of expiration)	Prior Position
Masaru Saotome	Senior Managing Executive Officer;	June 2003:
(Aug. 20, 1944)	President of Pioneer’s Plasma Display Business Company (June 2005)	Senior Managing Executive Officer; Executive Vice President of Pioneer’s Home Entertainment Company (in charge of sales and marketing); and General Manager of Display Business Division

Kazunori Yamamoto	Senior Managing Executive Officer;	June 2001:
(Oct. 21, 1942)	General Manager of International Business Group (June 2005)	Senior Executive Officer; President of Pioneer North America, Inc.

Kiyoshi Uchida	Senior Executive Officer;	Feb. 2003:
(Mar. 28, 1951)	President of Pioneer’s Industrial Solutions and Entertainment Company (June 2005)	Senior Executive Officer; in charge of Business Systems Division

Seiichiro Kurihara	Senior Executive Officer;	June 2001:
(Mar. 15, 1943)	General Manager of Intellectual Property Division (June 2005)	Executive Officer; General Manager of Intellectual Property Division

Masao Kawabata	Senior Executive Officer; General Manager	June 2001:
(Aug. 10, 1948)	of Corporate Communications Division (June 2005)	Executive Officer; General Manager of Corporate Communications Division

Yoshio Taniyama	Senior Executive Officer;	June 2001:
(Nov. 9, 1948)	General Manager of Corporate Planning Division (June 2005)	Executive Officer; General Manager of Finance Division

Hideki Okayasu	Senior Executive Officer; General Manager	June 2001:
(May 12, 1950)	of Finance and Accounting Division (June 2005)	Executive Officer; General Manager of Accounting Division

Name	Current Position
(Date of birth)	(Month and year of expiration)	Prior Position
Koki Aizawa	Executive Officer; General	June 2001:
(Dec. 19, 1944)	Manager of External Relations Division (June 2005)	Executive Officer; Deputy General Manager of Research and Development Group; and General Manager of Corporate Research and Development Laboratories

Toshihiko Norizuki	Executive Officer; Managing	June 2001:
(May 23, 1945)	Director of Pioneer China Holding Co., Ltd. (June 2005)	Executive Officer; General Manager of Business Systems Division and Plant Manager of Ohmori Plant

Buntarou Nishikawa	Executive Officer; Executive Vice President	June 2001:
(Mar. 24, 1946)	of Pioneer’s Mobile Entertainment Company; and General Manager of OEM Sales Division (June 2005)	Executive Officer; General Manager of Domestic Sales Division of Pioneer’s Mobile Entertainment Company

Osamu Takada	Executive Officer; General	June 1998:
(July 27, 1948)	Manager of Personnel Division (June 2005)	General Manager of Personnel Division

Sumitaka Matsumura	Executive Officer; Deputy	Jan. 2001:
(Oct. 10, 1948)	General Manager of Research and Development Group; and in charge of AV & Recording Systems Development Center (June 2005)	Deputy General Manager of Research and Development Group; and General Manager of AV & Network Development Center

Chojuro Yamamitsu	Executive Officer; Deputy	Sep. 2002:
(Mar. 26, 1946)	General Manager of Environmental Preservation Group (in charge of Eco Products) (June 2005)	Executive Officer; Deputy General Manager of Research and Development Group; General Manager of Engineering; and in charge of Information & Communication Development Center and PDP Development Center

Kenji Sato	Executive Officer; General	June 1998:
(Aug. 29, 1947)	Manager of General Administration Division (June 2005)	General Manager of General Administration Division

Name	Current Position
(Date of birth)	(Month and year of expiration)	Prior Position
Yoichi Sato	Executive Officer; Deputy General Manager	June 2003:
(Jan. 15, 1950)	of Research and Development Group and General Manager of PDP Development Center (June 2005)	Executive Officer; General Manager of Engineering Division of Display Business Division of Pioneer’s Home Entertainment Company

Toshiyuki Ito	Executive Officer; Managing	July 2002:
(Oct. 17, 1950)	Director of Pioneer Electronics Asiacentre, Pte. Ltd. (June 2005)	Managing Director of Pioneer Electronics Asiacentre, Pte. Ltd.

Susumu Kotani	Executive Officer; Managing	Sept. 2002:
(Apr. 12, 1950)	Director of Pioneer Europe NV (June 2005)	Managing Director of Pioneer Europe NV

Ryoji Menjo	Executive Officer; General	Sep. 1997:
(Nov. 22, 1947)	Manager of Customer Satisfaction Planning and Coordination Division (June 2005)	General Manager of Customer Satisfaction Planning and Coordination Division

Tsutomu Haga	Executive Officer; President	July 2003:
(June 2, 1948)	of Pioneer North America, Inc. (June 2005)	President of Pioneer Electronics (USA) Inc.

Akira Haeno	Executive Officer; Plant	July 2000:
(Feb. 14, 1949)	Manager of Kawagoe Plant and General Manager of Production Division of Pioneer’s Mobile Entertainment Company (June 2005)	Managing Director of Pioneer Technology Belgium NV

Corporate Auditors

Name	Current Position
(Date of birth)	(Month and year of expiration)	Prior Position
Makoto Koshiba	Corporate Auditor (full time)	Sept. 1999:
(Nov. 21, 1943)	(June 2007)	Director; General Manager of Accounting Division; in charge of Finance Division

Shinji Yasuda	Corporate Auditor (full time)	July 2001:
(June 10, 1945)	(June 2007)	Director; Managing Director of Pioneer China Holding Co., Ltd.

Terumichi Tsuchida	Corporate Auditor	July 1998 to present:
(Aug. 22, 1921)	(June 2008)	Advisor of Meiji Yasuda Life Insurance Company

Isao Moriya	Corporate Auditor	Mar. 1968 to present:
(Sept. 5, 1937)	(June 2007)	Certified Public Accountant

Keiichi Nishikido	Corporate Auditor	Jan. 1994 to present:
(May 2, 1953)	(June 2007)	Attorney-at-Law; Managing Partner of Kohwa Sohgoh Law Offices, Japan

All of the above persons, with the exception of Messrs. Tatsuhiro Ishikawa, Shunichi Sato, Terumichi Tsuchida, Isao Moriya and Keiichi Nishikido devote themselves full time to our business.

None of the persons listed above was selected as a director, corporate auditor or member of senior management pursuant to an arrangement or understanding with our major shareholders, customers, suppliers or others.

Mr. Kanya Matsumoto is the uncle of Mr. Satoshi Matsumoto. Mr. Kaneo Ito is married to a first cousin of Mr. Kanya Matsumoto. Mr. Yoshio Taniyama is a first cousin of Mr. Kanya Matsumoto and a brother-in-law of Mr. Kaneo Ito.

B. Compensation

The aggregate amount of compensation (including bonuses and stock-based compensation) paid by Pioneer to all Directors, Executive Officers and Corporate Auditors of Pioneer as a group for fiscal 2004 totaled ¥1,238 million. Also, as part of Pioneer’s incentive compensation arrangements for Directors and Executive Officers, Pioneer issued bonds with detachable warrants in Japan in fiscal 2002. Upon the issuance of bonds with detachable warrants by Pioneer, it distributed the warrants at fair market value to both Directors and Executive Officers of Pioneer, and certain other executive employees as a part of their remuneration. In fiscal 2003, Pioneer changed its incentive compensation arrangements and issued share acquisition rights for its shares of common stock to Directors, Executive Officers and certain employees, and certain directors/officers of certain of its subsidiaries. See “Item 6.E. Share ownership” for further information.

The aggregate amount set aside as lump-sum severance indemnities by Pioneer during fiscal 2004 for Directors, Executive Officers and Corporate Auditors of Pioneer totaled ¥500 million. The aggregate amount is calculated by the formula as defined in the regulations of Pioneer concerning the retirement allowance. Provision is made for lump-sum severance payments for Directors, Executive Officers and Corporate Auditors of Pioneer on a basis considered adequate for such future payments as may be approved by the shareholders. (See Note 9 in “Notes to Consolidated Financial Statements.”)

C. Board practices

Pioneer’s Articles of Incorporation provide for a Board of Directors of three or more members and for three or more Corporate Auditors. All Directors and Corporate Auditors are elected at general meetings of shareholders. In general, under the Articles of Incorporation of Pioneer, the term of office of Directors expires at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within one year after their assumption of office and in the case of Corporate Auditors, within four years after their assumption of office; however, Directors and Corporate Auditors may serve any number of consecutive terms. For information regarding the expiration of the term of office for each of the Directors and Corporate Auditors, see “Item 6.A. Directors and senior management.”

The Directors constitute the Board of Directors, which has the ultimate responsibility for administration of our affairs. The Board of Directors may elect from among its members a Chairman and Director, a Vice Chairman and Director, a President and Director, one or more Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors. From among the Directors referred to above, the Board of Directors elects one or more Representative Directors. Each of the Representative Directors has the authority to individually represent Pioneer in the conduct of its affairs.

Pioneer introduced a Corporate Executive Officer (shikko yakuin) system in June 1999 to improve management efficiency and speed up decision-making. Executive Officers are basically elected at the meeting of the Board of Directors held immediately after the ordinary general meeting of shareholders. In general, the term of office of Executive Officers expires at the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within one year after their assumption of office. For information regarding the expiration of the term of office of each of the Executive Officers, see “Item 6.A. Directors and senior management.” The Board of Directors may elect from among Executive Officers one or more Senior Managing Executive Officers and Senior Executive Officers. Each of the Executive Officers has the authority to individually operate businesses of which he or she is in charge under the control of the Board of Directors and Representative Directors.

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

Each Corporate Auditor has the statutory duty to supervise the administration by the Directors of Pioneer’s affairs and also to examine financial statements and business report to be submitted by a Representative Director at the general meeting of shareholders. They shall attend meetings of the Board of Directors but are not entitled to vote. In addition to Corporate Auditors, independent certified public accountants or an audit corporation must be appointed by general meetings of shareholders. Such independent certified public accountants or audit corporation have, as their primary statutory duties, the duties to examine the financial statements proposed to be submitted by a Representative Director at general meetings of shareholders and to report their opinion thereon to the Board of Corporate Auditors and the Representative Director.

The Corporate Auditors constitute the Board of Corporate Auditors. The Board of Corporate Auditors has a statutory duty to prepare and submit its audit report to a Representative Director each year. A Corporate Auditor may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. The Board of Corporate Auditors is empowered to establish audit principles, method of examination by Corporate Auditors of Pioneer’s affairs, and financial position and other matters concerning the performance of the Corporate Auditors’ duties.

There are no contractual arrangements providing for benefits to Directors upon termination of service. Also see “Item 10.B. Memorandum and articles of association—Directors.”

Significant Differences in Corporate Governance Practices Between Pioneer Corporation and U.S. Companies Listed on the NYSE

Pursuant to home country practices exemptions granted by the NYSE, Pioneer is permitted to follow certain corporate governance practices complying with Japanese laws, regulations and stock exchange rules in lieu of NYSE’s listing standards. Pioneer’s corporate governance practices and those followed by U.S. companies under the NYSE listing standards (“NYSE Corporate Governance”) have the following significant differences:

Directors

Pioneer currently has two (2) non-management directors on its board of directors who satisfy the requirements of “outside directors” under the Commercial Code of Japan. “Outside director” is defined as a director who does not engage in the execution of business operations of a company and who (i) has never been a director responsible for the execution of business operations, an executive officer, a manager, or other employee of the company or any of its subsidiaries, and (ii) is not a director responsible for the execution of business operations or executive officer of any subsidiary of the company, and (iii) is not a manager or other employee of the company or any of its subsidiaries. The Commercial Code of Japan and related legislation (including the Law concerning Exceptional Measures to the Commercial Code with respect to Auditing, etc. of Joint Stock Corporations (the “Special Exception Law”), and collectively, the “Code”) do not require Japanese companies with boards of corporate auditors, such as Pioneer, to have any independent (in the meaning given by the NYSE listing standards) or outside (in the meaning given by the Code) directors on their boards of directors. Consistent with most Japanese companies but unlike NYSE Corporate Governance, Pioneer’s non-management directors do not hold regularly scheduled sessions without management. Moreover, the Code does not require, and accordingly Pioneer does not have, an internal corporate body or committee comprised of only independent or outside directors.

Committees

Under the Code, Pioneer has elected to structure its corporate governance system as a company with a board of corporate auditors, which has a statutory duty to monitor, review and report on the administration of the affairs of Pioneer. Pioneer, consistent with other Japanese companies with boards of corporate auditors, but unlike NYSE Corporate Governance, does not have specified committees, including those that are responsible for director nomination, corporate governance and executive compensation.

Pursuant to the Code, Pioneer’s board of directors nominates and submits a proposal for appointment of directors for shareholder approval. The shareholders vote on such nomination at Pioneer’s general meeting of shareholders. The Code requires that the respective total amount of remuneration to be paid to all directors and all corporate auditors must be determined by a resolution of the general meeting of shareholders, unless their remuneration is provided for in the Articles of Incorporation. The distribution of remuneration among directors is broadly delegated to Pioneer’s board of directors and the distribution of remuneration among corporate auditors is determined by consultation among Pioneer’s corporate auditors.

Audit Committee

Pioneer plans to avail itself of paragraph (c) (3) of Rule 10A-3 of the U.S. Securities Exchange Act of 1934 as amended, which provides a general exemption from the audit committee requirements to a foreign private issuer with a board of corporate auditors, subject to certain requirements which continue to be applicable under Rule 10A-3.

Consistent with the requirements of the Code, Pioneer elects its corporate auditors through a resolution adopted at a general meeting of shareholders. Pioneer currently has five (5) corporate auditors, which exceeds a minimum of three (3) corporate auditors required pursuant to the Code.

Unlike NYSE Corporate Governance, the Code, among others, does not require corporate auditors to have expertise in accounting or other special knowledge and experience. Under the Code, the board of corporate auditors may determine the auditing policies, method of investigating the conditions of the business and the assets of a company, and may resolve other matters concerning the execution of the corporate auditor’s duties, prepare corporate auditors’ reports and give consent to proposals of the nomination of corporate auditors and registered public accounting firms.

Pioneer currently has three (3) corporate auditors who satisfy the requirements of “outside auditors” under the Special Exception Law. Unlike NYSE Corporate Governance, under the Code, at least one of the corporate auditors of Pioneer must be an “outside” person, who was not a director, executive officer, manager, or employee of Pioneer or any of its subsidiaries during the five-year period prior to such corporate auditor’s election. After the conclusion of the ordinary general meeting of shareholders to be held with respect to the first fiscal year ending on and after May 1, 2005, at least half of the corporate auditors will be required to be persons who have not been a director, executive officer, manager, or employee of Pioneer or any of its subsidiaries at any time prior such corporate auditor’s election. Corporate auditors may not at the same time be directors, executive officers, managers, or employees of Pioneer or any of its subsidiaries.

Corporate Governance Guidelines

Unlike NYSE Corporate Governance, Pioneer is not required to adopt or disclose corporate governance guidelines under Japanese laws and regulations, including the Code and the Securities and Exchange Law of Japan or stock exchange rules. However, Pioneer is required to disclose policies and the present status of its corporate governance in its annual securities report and certain other disclosure documents in accordance with the Securities and Exchange Law of Japan and regulations thereunder, and stock exchange rules in respect of timely disclosure.

Code of Business Conduct and Ethics

Unlike NYSE Corporate Governance, under Japanese law (including the Code and the Securities and Exchange Law of Japan), and stock exchange rules, Pioneer is not required to adopt and disclose a code of business conduct and ethics for directors, officers and employees. However, Pioneer maintains a “Pioneer Group Code of Conduct” which we believe is consistent with the Code of Ethics described under Section 406 of the Sarbanes-Oxley Act. See “Item 16B. Code of Ethics.”

Shareholder Approval of Equity Compensation Plans

Unlike NYSE Corporate Governance, in which material revisions to equity-compensation plans of the listed companies are subject to shareholder approval, pursuant to the Code, if Pioneer desires to adopt an equity-compensation plan under which stock acquisition rights are granted on specially favorable terms to the recipients under the plan, then Pioneer must obtain shareholder approval by a “special resolution” of a general meeting of shareholders, where the quorum is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required.

D. Employees

The following table sets forth the number of our employees at the end of the period indicated.

	Year ended March 31
	2002	2003	2004
Number of employees	31,220	34,656	36,360

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

E. Share ownership

The total number of shares of Pioneer’s common stock owned by our Directors, Executive Officers and Corporate Auditors as a group as of March 31, 2004 is as follows:

Title of class	Identity of person or group	Number of shares owned	Percent of class
Common Stock	Directors, Executive Officers and Corporate Auditors as a group	4,323,042 shares*	2.46%

*	Except for Mr. Kanya Matsumoto, Chairman of Pioneer, who owns 3,785,359 shares of common stock, which constitutes 2.15% of all outstanding shares as of March 31, 2004, none of Pioneer’s Directors, Executive Officers and Corporate Auditors is the owner of more than one percent of Pioneer’s common stock.

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

	Total number of
	shares covered by		Current exercise	Number of shares
	option		price	exercised
Fiscal year granted	(in thousands)	Exercise period	per share	(in thousands)
2003	564	From July 1, 2004 to June 29, 2007	¥2,477	—

2004	313	From July 1, 2005 to June 30, 2008	¥2,951	—

2005	350	From July 3, 2006 to June 30, 2009	¥2,944	—

As of March 31, 2004, Pioneer holds 4,632,962 shares as treasury stock with the purchase of 5,002 shares and disposal of 1,068 shares both in the market in fiscal 2004.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

Major shareholders that owned 5% or more of Pioneer’s voting securities as of March 31, 2004 on the register of shareholders were as follows:

		Number of shares	Percentage of
Title of class	Name	(in thousands)	outstanding shares
Common Stock	Japan Trustee Services Bank, Ltd. (Trust Account)	16,366	9.32%

Common Stock	The Master Trust Bank of Japan, Ltd. (Trust Account)	14,196	8.09%

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

All shareholders of Pioneer have the same voting rights, subject to the limitation on exercise as set forth in “Item 10.B. Memorandum and articles of association—Common stock—Voting rights.”

As of March 31, 2004, there were 175,430,874 shares of common stock outstanding, of which 2,086,930 shares (1.18%) were held in the form of American Depositary Receipts (ADRs) and 19,552,181 shares (11.1%) were held of record in the form of common stock by residents in the United States (based solely on their addresses). The number of registered ADR holders of record (including DTC) was 87, and the number of registered holders of record in the United States (based solely on their addresses) of shares of common stock, including those who held shares through a Japanese securities clearing system, was 76.

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

During the year ended March 31, 2001, we received a notice of proposed assessment from the German tax authorities for approximately EUR21 million (¥2,706 million translated at the current foreign exchange rate at March 31, 2004) relating to a tax position taken in prior years concerning intercompany purchase prices. We officially challenged the proposed assessment by arbitration procedures. There was no progress in this matter during the year ended March 31, 2004. In the opinion of management, it is not possible at this time to determine the ultimate resolution of this matter.

In June 2004, we received preliminary information from the United States Internal Revenue Service (“IRS”) proposing additional taxes of approximately US$58 million (¥6,148 million translated at the foreign exchange rate at March 31, 2004) relating to an adjustment to transfer prices between affiliated companies for the years ended March 31, 2000 through 2002. We intend to contest the adjustment. In the opinion of management, it is not possible at this time to determine the ultimate outcome of this matter.

We were a defendant in legal proceedings in which Gemstar-TV Guide International, Inc. (“Gemstar”), and certain of its affiliates alleged that we had infringed certain of their patents. On February 24, 2004, we fully settled all disputes and legal proceedings with Gemstar and we made a payment of US$14 million to Gemstar.

Dividend policy

Pioneer normally pays cash dividends twice per year. Pioneer’s Board of Directors recommends year-end dividends to be paid following the end of each fiscal year. This recommended year-end dividend must then be approved by shareholders at the ordinary general meeting of shareholders usually held in June of each year. Immediately following approval of the dividend at the shareholders’ meeting, Pioneer pays the dividend to shareholders and pledges of record at the preceding March 31. In addition to these year-end dividends, Pioneer may pay interim dividends in the form of cash distributions from its retained earnings to its shareholders of record as of September 30 in each year by resolution of its Board of Directors and without shareholder approval. Pioneer normally pays interim dividends in December. See “Item 10.B. Memorandum and articles of association—Common stock—Dividends.”

The following table sets forth the dividends paid by Pioneer for each of the periods shown. The U.S. dollar equivalents for the dividends shown are based on the noon buying rate for cable transfers in New York City as certified for customs purposes by the Federal Reserve Bank of New York for yen on the date of the dividend payment:

	Dividend per share
Record date	Yen	Dollars
March 31, 2000	¥ 5.00	$0.05
September 30, 2000	7.50	0.07
March 31, 2001	7.50	0.06
September 30, 2001	7.50	0.06
March 31, 2002	7.50	0.06
September 30, 2002	7.50	0.06
March 31, 2003	10.00	0.08
September 30, 2003	12.50	0.12
March 31, 2004	12.50	0.11

Pioneer’s policy on dividends allows for continued and stable dividend payment. In addition, Pioneer determines the appropriate dividend amount taking into consideration its financial condition, consolidated business results and other factors.

B. Significant changes

There were no significant changes nor have any relevant facts occurred after the date of the financial statements included in this annual report other than disclosed therein.

Item 9. The Offer and Listing

A. Offer and listing details

The following table sets forth for the period indicated the reported high and low sales prices per share of Pioneer’s Common Stock on the Tokyo Stock Exchange and per share of Pioneer’s American Depositary Shares (“ADSs”) on the New York Stock Exchange. See “Item 9.C. Markets,” regarding the markets for Pioneer’s shares.

	Tokyo Stock Exchange		New York Stock Exchange
	Price per share of Common Stock		Price per share of ADS
	(yen)		(U.S. dollars)
Annual highs and lows	High	Low	High	Low
Year ended March 31,
2000	¥3,690	¥1,711	$34.75	$16.13
2001	4,940	2,085	45.38	20.50
2002	4,250	2,150	34.70	16.75
2003	2,860	1,805	21.98	14.83
2004	3,370	2,225	31.25	18.90

Quarterly highs and lows
Fiscal 2003
1st quarter	2,860	1,981	21.65	16.75
2nd quarter	2,260	1,900	18.60	16.00
3rd quarter	2,490	1,805	19.50	14.83
4th quarter	2,620	2,070	21.98	17.95
Fiscal 2004
1st quarter	2,840	2,225	23.75	18.90
2nd quarter	3,030	2,515	25.75	20.85
3rd quarter	2,995	2,505	28.31	23.30
4th quarter	3,370	2,875	31.25	27.01
Fiscal 2005
1st quarter	3,390	2,635	30.85	23.75

Monthly highs and lows
2004
January	3,370	2,875	31.25	27.24
February	3,270	2,930	30.16	27.01
March	3,250	2,890	30.00	27.04
April	3,390	3,000	30.85	28.55
May	3,120	2,660	28.80	23.76
June	2,880	2,635	26.46	23.75
July	2,850	2,310	25.90	21.20

B. Plan of distribution

     Not applicable

C. Markets

The primary market for shares of Pioneer’s common stock is the Tokyo Stock Exchange (“TSE”). Pioneer’s shares of common stock have been listed on the TSE since October 1961 and on the Osaka Securities Exchange since April 1968.

Since December 1976, Pioneer’s ADSs have been listed and traded on the New York Stock Exchange (“NYSE”), having been traded on the United States over-the-counter market since February 1970. Pioneer’s ADSs, each representing one share of common stock, are evidenced by ADRs issued by Citibank, N.A., New York, as Depositary.

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

Objects and purposes

Article 2 of the Articles of Incorporation of Pioneer provides that its purpose is to engage in the following lines of business:

•	manufacture and sale of electronic and electrical machinery and appliances;

•	manufacture and sale of optical instruments, medical instruments, and other machinery and appliances;

•	planning, production, manufacture and sale of audio, video and computer software;

•	manufacture and sale of woodwork;

•	manufacture and sale of agricultural products and plants for their cultivation;

•	sale of food and beverages, including liquor, and operation of restaurants and amusement facilities;

•	sale and purchase, rental and lease, and management of real estate and real estate agency business;

•	publishing and printing business, advertising agency business, construction business and non-life insurance agency business;

•	acquisition, management and transfer of industrial property rights, copyrights and other intellectual property rights; and

•	all business incidental and related to each and every one of the businesses in the preceding paragraphs.

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

Except as stated below, neither the Commercial Code nor Pioneer’s Articles of Incorporation make special provisions as to the Directors’ or Corporate Auditors’ power to vote in connection with their compensation; the borrowing power exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such power), their retirement age or requirement to hold any shares of capital stock of Pioneer. The Commercial Code specifically requires the resolution of the Board of Directors for a company to acquire or dispose of material assets; to borrow a substantial amount of money; to employ or discharge from employment important employees, such as general managers; and to establish, change or abolish material corporate organization such as branch offices. The Regulations of the Board of Directors of Pioneer require a resolution of the Board of Directors for Pioneer to borrow a substantial amount of money or to give guarantees in a substantial amount. There is no written rule as to what constitutes a “substantial” amount in these contexts. However, it has been the general practice of Pioneer’s Board of Directors to adopt a resolution for borrowing or guaranteeing in an amount not less than ¥100 million or its equivalent.

Common stock

General

Set forth below is information relating to Pioneer’s Common Stock, including brief summaries of the relevant provisions of Pioneer’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Commercial Code of Japan and related legislation.

In order to assert shareholders’ rights against Pioneer, a shareholder must have its name and address registered on Pioneer’s register of shareholders, in accordance with Pioneer’s Share Handling Regulations. The registered holder of deposited shares underlying the ADSs is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights to Pioneer.

A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with the Japan Securities Depository Center, Inc. (“JASDEC”). If a holder is not a participating institution in JASDEC, it must participate through a participating institution, such as a securities company or a commercial bank having a clearing account with JASDEC. All shares deposited with JASDEC will be registered in the name of JASDEC on Pioneer’s register of shareholders. Each participating shareholder will in turn be registered on Pioneer’s register of beneficial shareholders and be treated in the same way as shareholders registered on Pioneer’s register of shareholders. For the purpose of transferring deposited shares, delivery of share certificates is not required. Entry of the share transfer in the book maintained by JASDEC for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The registered beneficial shareholders may exercise the rights attached to the shares, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from Pioneer. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial shareholder are aggregated for these purposes. Beneficial shareholders may at any time withdraw their shares from deposit and receive share certificates.

Authorized capital

Article 5 of the Articles of Incorporation of Pioneer provides that the total number of shares authorized to be issued by Pioneer is four hundred million (400,000,000) shares.

As of March 31, 2004, 180,063,836 shares of common stock were issued (including 4,632,962 shares held as treasury stock).

All shares of common stock of Pioneer have no par value.

Dividends

The Articles of Incorporation of Pioneer provide that the accounts shall be closed on March 31 of each year. Year-end dividends, if any, shall be paid to shareholders, beneficial shareholders and pledgees of record as of the end of such day. After the close of the fiscal period, the Board of Directors prepares, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to the Board of Corporate Auditors of Pioneer and to independent certified public accountants and then submitted for approval to the ordinary general meeting of shareholders, which is held in June each year. In addition to provisions for dividends, if any, and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to Directors and Corporate Auditors. In addition to year-end dividends, the Board of Directors may by its resolution declare a cash distribution pursuant to Article 293-5 of the Commercial Code (an “interim dividend”) to shareholders, beneficial shareholders and pledgees of record as of the end of September 30 of each year, without shareholders’ approval, but subject to the limitations described below.

The Commercial Code provides that a company may not make any distribution of profit by way of dividends or interim dividends for any fiscal period unless it has set aside in its legal reserve an amount equal to at least one-tenth of the amount paid by way of appropriation of retained earnings for such fiscal period or equal to one-tenth of the amount of such interim dividends, until the aggregate amount of additional paid-in capital and legal reserve is at least one-quarter of its stated capital on a non-consolidated basis. Under the Commercial Code, Pioneer is permitted to distribute profits by way of year-end or interim dividends out of the excess of its net assets, on a non-consolidated basis, over the aggregate of:

(i)	its stated capital;

(ii)	its additional paid-in capital;

(iii)	its accumulated legal reserve;

(iv)	the legal reserve to be set aside in respect of the fiscal period concerned; and

(v)	such other amounts as are set out in an ordinance of the Ministry of Justice.

In the case of interim dividends, the net assets are calculated by reference to the non-consolidated balance sheet as at the last date of the preceding fiscal year, but adjusted to reflect; (a) the legal reserve to be set aside in respect of interim dividends; (b) any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect thereof; (c) any subsequent transfer of retained earnings to stated capital; (d) if Pioneer has been authorized, pursuant to a resolution of an ordinary general meeting of shareholders, a resolution of the Board of Directors or both, to purchase shares of its common stock (see “Acquisition by Pioneer of its common stock” below), the total amount of the purchase price of such shares so authorized by such resolution that may be paid by Pioneer; and (e) such other amounts as are set out in an ordinance of the Ministry of Justice, provided that (x) if Pioneer reduces its stated capital, additional paid-in capital or accumulated legal reserve after the end of the preceding fiscal year, the amount so reduced, less the amount paid to shareholders upon such reduction and certain other amounts, and (y) such other amounts as are set out in an ordinance of the Ministry of Justice, shall be added to the amount distributable as interim dividends as described above. Interim dividends may not be paid if it is anticipated that at the end of the fiscal year net assets, on a non-consolidated basis, will be less than the aggregate of the amounts referred to in (i) through (v) above.

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

General meeting of shareholders

The ordinary general meeting of shareholders of Pioneer for each fiscal year is held in June in each year in or near Meguro-ku or in Minato-ku, Tokyo, Japan. In addition, Pioneer may hold an extraordinary general meeting of shareholders whenever necessary by giving notice of convocation thereof at least two weeks prior to the date set for the meeting.

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

The Commercial Code and Pioneer’s Articles of Incorporation provide that in order to amend the Articles of Incorporation and in certain other instances, including, a reduction of stated capital, the removal of a Director or Corporate Auditor, dissolution, merger or consolidation pursuant to a certain exception under which a shareholders’ resolution is not required, the transfer of the whole or a substantial part of the business, the taking over of the whole of the business of any other corporation pursuant to a certain exception under which a shareholders’ resolution is not required, share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships pursuant to a certain exception under which a shareholders’ resolution is not required, splitting of the corporation into two or more corporations pursuant to a certain exception under which a shareholders’ resolution is not required, or any issue of new shares at a “specially favorable” price (or any issue of share acquisition rights to subscribe for or acquire shares of capital stock (“share acquisition rights”) or bonds with share acquisition rights at “specially favorable” terms) to any persons other than shareholders, the quorum shall be one-third of the total voting rights of all the shareholders, and approval by at least two-thirds of the voting rights of all the shareholders represented at the meeting is required (the “special shareholders resolutions”).

Issue of additional shares and pre-emptive rights

Holders of Pioneer’s shares of common stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the issue of new shares at a “specially favorable” price mentioned under “Voting rights” above. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

Subject to certain conditions, Pioneer may issue share acquisition rights or bonds with share acquisition rights by a resolution of the Board of Directors. Holders of share acquisition rights or bonds with share acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their share acquisition rights and bonds with share acquisition rights. Upon exercise of share acquisition rights, Pioneer will be obliged to issue the necessary number of new shares or alternatively to transfer the relevant number of shares held by it as treasury stock.

Liquidation rights

In the event of a liquidation of Pioneer, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among shareholders in proportion to the respective numbers of shares of common stock held by them.

Record date

March 31 is the record date for Pioneer’s year-end dividends. So long as Pioneer maintains the unit share system, the shareholders and beneficial shareholders who are registered as the holders of one or more full units of shares in Pioneer’s register of shareholders and/or that of beneficial shareholders at the end of each March 31 are entitled to exercise shareholders’ rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on such March 31. September 30 is the record date for interim dividends. In addition, Pioneer may set a record date for determining the shareholders and/or beneficial shareholders entitled to other rights pertaining to the shares of Common Stock of Pioneer, and for other purposes, by a resolution of the Board of Directors and giving at least two weeks’ prior public notice.

The price of shares generally goes ex-dividends or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Acquisition by Pioneer of its common stock

Pioneer may acquire its own shares through a stock exchange on which such shares are listed (pursuant to an ordinary resolution of an ordinary general meeting of shareholders or a resolution of the Board of Directors), by way of tender offer (pursuant to an ordinary resolution of an ordinary general meeting of shareholders or a resolution of the Board of Directors), by purchase from a specific party other than a subsidiary of Pioneer (pursuant to a special resolution of an ordinary general meeting of shareholders) or from a subsidiary of Pioneer (pursuant to a resolution of the Board of Directors). If shares are purchased by Pioneer pursuant to a resolution of the Board of Directors, then the reason for the purchase, as well as the kind, number and aggregate purchase price of such shares must be reported to the shareholders at the ordinary general meeting of shareholders to be held immediately after such purchase of shares. When such acquisition is made by Pioneer from a specific party other than a subsidiary of Pioneer, any other shareholder may make a request to a Representative Director, more than five calendar days prior to the relevant shareholders’ meeting, to include him or her as a seller in the proposed purchase. Any such acquisition of shares must satisfy certain requirements, including that, in cases other than the acquisition by Pioneer of its own shares pursuant to a resolution of the Board of Directors, the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments after taking into account any reduction, if any, of the stated capital, additional paid-in capital or legal reserve

(if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred from retained earnings to stated capital. If Pioneer purchases shares pursuant to a resolution of the Board of Directors, the total amount of the purchase price may not exceed the amount of the retained earnings available for an interim dividend payment minus the amount of any interim dividend Pioneer actually paid. However, if it is anticipated that the net assets on the non-consolidated balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and other items as described in (i) through (v) to “Dividends” above, Pioneer may not acquire such shares.

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

Sale by Pioneer of shares held by shareholders whose location is unknown

Pioneer is not required to send a notice to a shareholder if a notice to such shareholder fails to arrive at the registered address of the shareholder in Pioneer’s register of shareholders or at the address otherwise notified to Pioneer continuously for five years or more.

In addition, Pioneer may sell or otherwise dispose of shares of common stock for which the location of the shareholder is unknown. Generally, if (i) notices to a shareholder fail to arrive continuously for five years or more at the shareholder’s registered address in Pioneer’s register of shareholders or at the address otherwise notified to Pioneer, and (ii) the shareholder fails to receive dividends on the shares continuously for five years or more at the address registered in Pioneer’s register of shareholders or at the address otherwise notified to Pioneer, Pioneer may sell or otherwise dispose of the shareholder’s shares by a resolution of the Board of Directors and after giving at least three months’ prior public and individual notice, and may hold or deposit the proceeds of such sale or disposal of shares at the then market price of the shares for the shareholder, the location of which is unknown.

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

     None

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

Exchange non-residents are:

•	individuals who are not resident in Japan; and

•	corporations whose principal offices are located outside Japan.

Generally, branches and other offices of non-resident corporations that are located within Japan are regarded as exchange residents of Japan. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

Foreign investors are:

•	individuals who are exchange non-residents;

•	corporations that are organized under the laws of foreign countries or whose principal offices are located outside Japan; and

•	corporations (1) of which 50% or more of their shares are held by individuals who are exchange non-residents and/or corporations (a) that are organized under the laws of foreign countries or (b) whose principal offices are located outside Japan or (2) a majority of whose officers, or officers having the power of representation, are individuals who are exchange non-residents.

In general, the acquisition of shares of a Japanese company (such as the shares of common stock of Pioneer) by an exchange non-resident from an exchange resident of Japan is not subject to any prior filing requirements. In certain limited circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where an exchange resident of Japan transfers shares of a Japanese company (such as the shares of common stock of Pioneer) for consideration exceeding ¥100 million to an exchange non-resident, the exchange resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance within 20 days from the date of the transfer, unless the transfer was made through a bank, securities company or financial futures trader licensed under Japanese law.

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

Under the Foreign Exchange Regulations, dividends paid on and the proceeds from sales in Japan of shares of common stock of Pioneer held by exchange non-residents of Japan may generally be converted into any foreign currency and repatriated abroad.

E. Taxation

The following discussion is a summary of the principal Japanese national and U.S. federal income tax consequences of the acquisition, ownership and disposition of shares of common stock or ADSs. This summary does not purport to address all material tax consequences that may be relevant to holders of shares of common stock or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, investors liable for alternative minimum tax, investors that own or are treated as owning 10% or more of Pioneer’s voting stock, investors that hold shares of common stock or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, persons that hold shares of common stock or ADSs through a partnership or other pass-through entity and U.S. Holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the national or federal tax laws and regulations of Japan and of the United States, judicial decisions, published rulings and administrative pronouncements as in effect at the date hereof, as well as on the current income tax convention between the United States and Japan, all of which are subject to change (possibly with retroactive effect) and/or to differing interpretations.

U.S. Holders should note that the United States and Japan ratified the new income tax convention (the “New Treaty”), which is to replace its predecessor income tax convention signed on March 8, 1971 (the “Prior Treaty”). The New Treaty entered into force on March 30, 2004 and shall be applicable in Japan, in place of the Prior Treaty, (i) with respect to taxes withheld at source, for amounts taxable on or after July 1, 2004, and (ii) with respect to taxes on income which are not withheld at source and the enterprise taxes, as regards income for any taxable year beginning on or after January 1, 2005 (subject to certain transitional rules with respect to both items (i) and (ii) above). The Prior Treaty shall cease to have effect in relation to any tax from the date on which the New Treaty shall be applicable (subject to certain transitional rules allowing for exceptions). Where relevant, U.S. Holders are urged to confirm whether they are entitled to the treaty benefit provided under the Prior Treaty or the New Treaty, as the case may be, with their tax advisors. In addition, this summary is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement for ADSs and in any related agreement will be performed in accordance with its terms.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of common stock or ADSs that, for U.S. federal income tax purposes, is:

•	a citizen or individual resident of the United States,

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes organized in or under the laws of the United States, any State, or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income tax without regard to its source, or

•	a trust that is (i) subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

An “Eligible U.S. Holder” is a U.S. Holder that:

•	is a resident of the United States for purposes of the Prior Treaty or the New Treaty, as applicable from time to time,

•	does not maintain a permanent establishment or fixed base in Japan to which shares of common stock or ADSs are attributable and through which the U.S. Holder carries on or has carried on business (or, in the case of an individual, performs or has performed independent personal services), and

•	is otherwise eligible for benefits under the Prior Treaty or the New Treaty, as applicable, with respect to income and gain derived in connection with the shares of common stock or ADSs.

The U.S. federal income tax consequences of a partner in a partnership holding shares of common stock or ADSs generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding shares of common stock or ADSs should consult their own tax advisors. This summary does not address any aspects of U.S. federal tax law other than income taxation, and does not discuss any aspects of Japanese tax law other than national income taxation, inheritance and gift taxation. This summary also does not cover any state or local, or non-U.S., non-Japanese tax considerations. Investors are urged to consult their tax advisors regarding the U.S. federal, state and local and Japanese and other tax consequences of acquiring, owning and disposing of shares of common stock or ADSs. In particular, where relevant, investors are urged to confirm their status as Eligible U.S. Holders with their tax advisors and to discuss with their tax advisors any possible consequences of their failure to qualify as Eligible U.S. Holders.

In general, taking into account the earlier assumption, for purposes of the Prior Treaty and the New Treaty, as applicable, and for U.S. federal income and Japanese income tax purposes, beneficial owners of ADRs evidencing ADSs will be treated as the owners of the shares of common stock represented by those ADSs, and exchanges of shares of common stock for ADSs, and exchanges of ADSs for shares of common stock, will not be subject to U.S. federal income tax or Japanese income tax.

The discussion below is intended for general information only and does not constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of shares of common stock or the ADSs. Investors in shares of common stock or the ADSs should consult their own tax advisors concerning the tax consequences of their particular situations.

Japanese taxation

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to holders of shares of common stock of Pioneer or ADRs evidencing ADSs representing shares of common stock of Pioneer who are either individuals who are not residents of Japan or non-Japanese corporations, without a permanent establishment in Japan (“non-resident Holders”).

Generally, an individual who is a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by a Japanese corporation. Pioneer withholds taxes from dividends it pays as required by Japanese law. Stock splits in themselves are not subject to Japanese income tax.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to individuals who are non-residents of Japan or non-Japanese corporations is 20%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of common stock of Pioneer) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or

Japanese non-resident individuals, such as non-resident Holders), except for any individual shareholder who holds 5% or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before March 31, 2008, and (ii) 15% for dividends due and payable on or after April 1, 2008. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent for portfolio investors with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, and the U.K.

Under the Prior Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to Eligible U.S. Holders that are portfolio investors was limited to 15% of the gross amount actually distributed. However, under the New Treaty which would become applicable to dividends declared by Pioneer on or after July 1, 2004, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to Eligible U.S. Holders that are portfolio investors is generally limited to 10% of the gross amount actually distributed, and dividends paid by a Japanese corporation to Eligible U.S. Holders that are pension funds is exempt from Japanese taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Pioneer to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends on Pioneer’s shares of common stock is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through Pioneer to the relevant tax authority before such payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends, the other within eight months after Pioneer’s fiscal year-end) to the Japanese tax authorities. To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority. Pioneer does not assume any responsibility to ensure withholding at the reduced treaty rate or not withholding for shareholders who would be eligible under an applicable tax treaty but do not follow the required procedures as stated above.

Gains derived from the sale of shares of common stock or ADSs outside Japan by a non-resident Holder holding such shares or ADSs as a portfolio investor are, in general, not subject to Japanese income or corporation tax. Eligible U.S. Holders are not subject to Japanese income or corporation tax with respect to such gains under the Prior Treaty and the New Treaty, as applicable.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares of common stock or ADSs as a legatee, heir or donee even though neither the individual nor the deceased nor donor is a Japanese resident.

Holders of shares of common stock of Pioneer or ADSs should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. Holders, the possible application of the Estate and Gift Tax Treaty between the U.S. and Japan.

U.S. federal income taxation

U.S. Holders

The following discussion is a summary of the principal U.S. federal income tax consequences to holders of shares of common stock and ADSs that are U.S. Holders and that hold those shares or ADSs as capital assets (generally, for investment purposes).

Taxation of Dividends

Subject to the passive foreign investment company rules discussed below, under U.S. federal income tax law, the gross amount of any distribution made by us in respect of shares of common stock or ADSs (without reduction for Japanese withholding taxes) will constitute a taxable dividend to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The U.S. dollar amount of such a dividend generally will be included in the gross income of a U.S. Holder, as ordinary income, when the dividend is actually or constructively received by the U.S. Holder, in the case of shares of common stock, or by the depositary, in the case of ADSs. Dividends paid by us will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Subject to certain exceptions for short-term and hedged positions, and provided that we are not a passive foreign investment company (as discussed below), dividends received by certain U.S. Holders (including individuals) prior to January 1, 2009 with respect to the shares of common stock or ADSs will be subject to U.S. federal income taxation at a maximum rate of 15%. Investors should be aware that the U.S. Treasury Department has announced its intention to promulgate rules pursuant to which shareholders (and intermediaries) will be permitted to rely on certifications from issuers to establish that dividends qualify for the reduced rate of U.S. federal income taxation. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of ADSs or shares of common stock should consult their own tax advisors regarding the availability of the reduced rate in the light of their own particular circumstances.

The U.S. dollar amount of a dividend paid in Japanese yen will be determined based on the Japanese yen/U.S. dollar exchange rate in effect on the date that dividend is included in the gross income of the U.S. Holder, regardless of whether the payment is converted into dollars on such date. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the gross income of a U.S. Holder through the date that payment is converted into U.S. dollars (or the U.S. Holder otherwise disposed the Japanese yen) will be treated as U.S. source ordinary income or loss. U.S. Holders should consult their own tax advisors regarding the calculation and U.S. federal income tax treatment of foreign currency gain or loss.

To the extent, if any, that the amount of any distribution received by a U.S. Holder in respect of shares of common stock or ADSs exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, the distribution first will be treated as a tax-free return of capital to the extent the U.S. Holder’s adjusted tax basis in those shares or ADSs, and thereafter as U.S. source capital gain.

Distributions of additional shares of common stock that are made to U.S. Holders with respect to their shares of common stock or ADSs and that are part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of shares of common stock or ADSs will constitute income from sources outside the United States and generally will be treated separately, together with other items of “passive income” (or, in the case of some holders, “financial services income”) in computing foreign tax credit limitations. Subject to generally applicable limitations under U.S. federal income tax law and the Treaty, any Japanese withholding tax imposed in respect of a dividend paid by us in respect of shares of common stock or ADSs may be claimed either as a credit against the U.S. federal income tax liability of a U.S. Holder or, if the U.S. Holder does not elect to take a credit for any foreign taxes that year, as a deduction from that U.S. Holder’s taxable income. In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax. Additionally, special rules apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, under some circumstances, a U.S. Holder that:

•	has held shares of common stock or ADSs for less than a specified minimum period, or

•	is obligated to make payments related to our dividends,

will not be allowed a foreign tax credit for foreign taxes imposed on our dividends. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances. The Internal Revenue Service (the “IRS”) has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Accordingly, investors should be aware that the discussion above regarding the creditability of Japanese withholding tax on dividends could be affected by future actions that may be taken by the IRS.

Taxation of Capital Gains and Losses

In general upon a sale or other taxable disposition of shares of common stock or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in those shares or ADSs (which is generally the U.S. dollar cost thereof). Subject to the passive foreign investment company rules discussed below, such gain or loss recognized on the sale or other taxable disposition generally will be capital gain or loss and, if the U.S. Holder’s holding period for those shares or ADSs exceeds one year, will be long-term capital gain or loss. Certain U.S. Holders, including individuals, are eligible for preferential rates of U.S. federal income tax in respect of long-term capital gain. Under U.S. federal tax law, the deduction of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder in respect of the sale or other taxable disposition of shares of common stock or ADSs generally will be treated as derived from U.S. sources for U.S. foreign tax credit purposes.

Passive Foreign Investment Companies

Based on current estimates of our income and asset, we do not believe that we are a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, and we intend to continue our operations in such a manner that it is highly unlikely that we would become a PFIC in the future although no assurances can be made regarding determination of our PFIC status in the current or any future taxable year. The PFIC determination is made annually and generally is based on either the portion of our assets (including goodwill) or the portion of our income being characterized as passive under the PFIC rules. If we become a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to its shares of common stock or ADSs, any gain realized on a sale or other taxable disposition of shares of common stock or ADSs and certain “excess distributions” (generally distributions in excess of 125% of the average distribution over a three-year period, or shorter holding period for the shares of common stock or ADSs) would be treated as realized ratably over the U.S. Holder’s holding period for the shares of common stock or ADSs; amounts allocated to prior years during which we were a PFIC would be taxed at the highest ordinary income tax rate in effect for each such year, and an additional interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a U.S. Holder receives from us will not be eligible for the reduced U.S. federal income tax rates described above if we are a PFIC either in the taxable year of the distribution or the preceding taxable year (and instead will be taxable at rates applicable to ordinary income). If a mark-to-market election were made, a U.S. Holder would take into account each year the appreciation or depreciation in value of its shares of common stock or ADSs, which would be treated as ordinary income or (subject to limitations) ordinary loss, as would gains or losses on actual dispositions of shares of common stock or ADSs. Any U.S. Holder who owns shares of common stock or ADSs during any taxable year that we are a PFIC would be required to file Internal Revenue Service Form 8621. U.S. Holders are urged to consult their tax advisors concerning the U.S. federal income tax consequences of holding our shares of common stock or ADSs if we were considered a PFIC in any year.

Non-U.S. Holders

The following discussion is a summary of the principal U.S. federal income tax consequences to beneficial holders of shares of common stock or ADSs that are neither U.S. Holders nor partnerships for U.S. federal income tax purposes (“Non-U.S. Holders”).

Subject to the discussion below on “Backup withholding and information reporting,” distributions received by a Non-U.S. Holder in respect of shares of common stock or ADSs generally will not be subject to any U.S. federal income or withholding tax, unless the Non-U.S. Holder conducts trade or business within the United States, and the distributions are effectively connected with that trade or business.

Subject to the discussion below on “Backup withholding and information reporting,” a Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a sale or other disposition of shares of common stock or ADSs, unless the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder within the United States, or the Non-U.S. Holder is an individual who was present in the United States for 183 or more days in the taxable year of the disposition and other conditions are met.

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

Backup withholding and information reporting

In general, except in the case of certain exempt recipients (such as corporations) information reporting requirements will apply to dividends on shares of common stock or ADSs paid to U.S. Holders in the United States or through certain U.S. related financial intermediaries and to the proceeds received upon the sale, exchange or redemption of shares of common stock or ADSs by U.S. Holders within the United States or through certain U.S. related financial intermediaries. Furthermore, backup withholding currently at a rate of 28% may apply to those amounts if a U.S. Holder fails to provide an accurate tax identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns or makes other appropriate certifications in the required manner.

Dividends on shares of common stock or ADSs paid to Non-U.S. Holders and proceeds received upon the sale, exchange or redemption of shares of common stock or ADSs by Non-U.S. Holders generally are exempt from information reporting and backup withholding. However, a Non-U.S. Holder may be required to provide certification of non-U.S. status in order to obtain that exemption.

Persons required to establish their exempt status generally must provide such certification on IRS Form W-9, entitled Request for Taxpayer Identification Number and Certification, in the case of U.S. persons, and on IRS Form W-8BEN, entitled Certificate of Foreign Status (or other appropriate IRS Form W-8), in the case of non-U.S. persons. Back up withholding is not an additional tax. The amount of backup withholding imposed on a payment generally may be claimed as a credit against the holder’s U.S. federal income tax liability provided that the required information is properly furnished to the IRS.

THE SUMMARY OF U.S. FEDERAL INCOME AND JAPANESE TAX CONSEQUENCES SET OUT ABOVE IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY. INVESTORS IN THE COMMON STOCK OR ADSs ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING OR DISPOSING OF COMMON STOCK OR ADSs, BASED ON THEIR PARTICULAR CIRCUMSTANCES.

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

The following table provides information about our derivative financial instruments related to foreign currency exchange transactions as of March 31, 2004, which have been translated into yen at the rate as of such date, together with the related weighted average contractual exchange rates at March 31, 2004. All of the contracts mature within one year. There are no option contracts outstanding as of March 31, 2004.

Forward exchange contract as of March 31, 2004

Functional currency	Yen	EUR	A$	THB	NT$	SEK
Sell/Buy	US$/Yen	EUR/Yen	A$/US$	THB/US$	US$/NT$	NOK/SEK	Total
	(In millions of yen except average rates)

Contract amounts	¥5,409	¥12,338	¥1,041	¥870	¥744	¥103	¥20,505
Average contractual exchange rates	110.40	134.10	0.6894	39.5017	33.23	1.0588
Fair value	¥248	¥542	¥(87)	¥(2)	¥(6)	¥0	¥695

To change the currency and interest rate features of intercompany finance transactions, we have entered into currency swap contracts with banks. Currency swap contracts effectively changed, in substance, the U.S. dollar floating interest rate intercompany borrowings into yen fixed and floating interest rate borrowings and euro fixed interest rate borrowings. The foreign exchange risk inherent in our currency swap as of March 31, 2004 is summarized as follows:

Currency swap as of March 31, 2004

			Expected maturity date
	Contract amounts		(year ending March 31)
	Buy	Sell	2005	2006	2007	Total	Fair value

	(Millions except average rates)
Functional currency: Yen	¥24,540	US$200		¥18,665	¥5,875	¥24,540	¥(3,106)
Average contractual exchange rate				124.43	117.50
Functional currency: Euro	EUR82	US$100	¥10,566			¥10,566	¥(73)
Average contractual exchange rate			1.220

With respect to interest rate risk inherent in our currency swaps as of March 31, 2004, see “Interest rate risk” below.

Interest rate risk

The following table provides information about interest rate risk inherent in the aforementioned currency swaps as of March 31, 2004. Variable interest rates are determined using formulas such as LIBOR+a.

Currency swap as of March 31, 2004

			Expected maturity date
	Contract amounts		(year ending March 31)
	Buy	Sell	2005	2006	2007	Total	Fair value

	(Millions except average rates)
Functional currency: Yen
Variable (US$) to Fixed (Yen)	¥12,590	US$100		¥12,590		¥12,590	¥(2,028)
Average pay rate				0.41%
Average receive rate				1.18%
Fixed (US$) to Fixed (Yen)	¥11,950	US$100		¥ 6,075	¥5,875	¥11,950	¥(1,078)
Average pay rate				(0.65)%	(1.35)%
Average receive rate				2.88%	1.21%
Functional currency: Euro
Variable (US$) to Fixed (Euro)	EUR82	US$100	¥10,566			¥10,566	¥(73)
Average pay rate			2.13%
Average receive rate			1.12%

The following table provides information about principal cash flows by expected maturity dates, weighted average interest rates, and fair value of our debt obligations as of March 31, 2004. The interest rate on the variable rate debt is determined based on prevailing market rates for tax-exempt municipal bonds in the U.S.

Long-term debt (including due within one year) as of March 31, 2004

		Expected maturity date (year ending March 31)
	Functional
	Currency	2005	2006	2007	2008	2009	Thereafter	Total	Fair value

		(In millions of yen except average rates)
Fixed rate (Yen)	Yen	¥4,507	15,314	248	247	10,244	63,063	¥93,623	¥88,929
Average interest rate		3.87%	2.37%	3.77%	3.77%	2.82%	0.06%	0.95%
Variable rate (US$)	US$		528					528	528
Average interest rate			1.29%					1.29%
Interest free loan (US$)	US$	3	6	2				11	11
Interest free loan (EUR)	EUR		9	5	25			39	39

Total		¥4,510	15,857	255	272	10,244	63,063	¥94,201	¥89,507

Market price risks on available-for-sale securities

We do not own any marketable securities for trading purposes. Our equity investment portfolio consists almost entirely of securities issued by Japanese companies. The following table sets forth maturity dates and cost and fair values of debt securities in our investment portfolio, and the cost and fair values of equity securities therein, at March 31, 2004.

	2004
	Cost	Fair value
	(In millions of yen)
Debt securities (by contractual maturities)
Maturing over one year	¥106	¥107
Equity securities	¥6,520	¥24,409

Item 12. Description of Securities Other than Equity Securities

     Not applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable

Item 15. Controls and Procedures

(a)	As of the end of the period covered by this annual report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. The evaluation was performed under the supervision of Kaneo Ito, Pioneer’s Chief Executive Officer, and Akira Niijima, Pioneer’s Chief Financial Officer. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Based on the foregoing, Pioneer’s Chief Executive Officer and Chief Financial Officer have concluded that Pioneer’s disclosure controls and procedures were effective.

(b)	During the annual period covered by the annual report, there have been no significant changes in Pioneer’s internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation of such internal controls. Therefore, no corrective actions were taken.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Pioneer maintains a corporate auditor system, in accordance with the Japanese Commercial Code (the “Code”) and the Law concerning Exceptional Measures to the Commercial Code with respect to Auditing, etc. of Joint Stock Corporations (the “Special Exception Law”). Rule 10A-3(c)(3) under the Exchange Act prescribes a general exemption from the audit committee member independence requirements for a foreign private issuer maintaining, among others, a board of corporate auditors established and selected pursuant to home country laws. Pioneer’s Board of Corporate Auditors is comprised of five Corporate Auditors, three of whom are outside Corporate Auditors. Each Corporate Auditor has been appointed at its shareholders’ meetings and has certain statutory powers independently, including auditing the business affairs and accounts of Pioneer.

At the present time, Pioneer’s Board of Corporate Auditors has determined that it does not have an audit committee financial expert serving on the Board of Corporate Auditors. The qualifications for, and powers of, the Corporate Auditor delineated in the Code and the Special Exception Law are different from those anticipated for any audit committee financial expert. Corporate Auditors have the authority to be given reports from a certified public accountant or an accounting firm concerning audits, including technical accounting matters. At the same time, each Corporate Auditor has the authority to consult internal and external experts on accounting matters. Pioneer’s Board of Corporate Auditors has confirmed that each Corporate Auditor should fulfill the requirements under Japanese laws and regulations and otherwise follow Japanese corporate governance practices. In addition, its Board of Corporate Auditors has a former General Manager of Accounting Division of Pioneer, Mr. Makoto Koshiba, as a full time Corporate Auditor, and a certified public accountant of Japan, Mr. Isao Moriya, as an outside Corporate Auditor. Accordingly, it is not necessarily in Pioneer’s best interest to nominate as Corporate Auditor a person who meets the definition of audit committee financial experts. Although Pioneer does not have an audit committee financial expert on its Board of Corporate Auditors, Pioneer believes that Pioneer’s current corporate governance system, taken as a whole, including the Corporate Auditors’ ability to consult internal and external experts, is fully equivalent to a system having an audit committee financial expert on its Board of Corporate Auditors.

Item 16B. Code of Ethics

We have adopted the Pioneer Group Code of Conduct (the “Code of Conduct”) for all officers and employees of the Pioneer Group. The Code of Conduct is publicly available on our website at www.pioneer.co.jp. If we make any substantive amendments to the Code of Conduct or grant any waivers, including any implicit waiver, from a provision of this code to our chief executive officer, principal financial officer or corporate controller, we will disclose the nature of such amendment or waiver on our website.

Item 16C. Principal Accountant Fees and Services

Aggregate fees billed to the Company for the fiscal years ended March 31, 2003 and 2004 by our principal accounting firm, Deloitte Touche Tohmatsu (a Japanese member firm of Deloitte Touche Tohmatsu, Swiss Verein), the other member firms of Deloitte Touche Tohmatsu (Swiss Verein), and their respective affiliates (collectively, “Deloitte Touche Tohmatsu”), were as follows.

	Year ended March 31
	2003	2004
	(In millions of yen)
Audit Fees (1)	¥329	¥339
Audit-Related Fees (2)	13	42
Tax Fees (3)	39	43
All Other Fees (4)	46	7

Total	¥427	¥431

(1)	Includes fees for the audit of our annual financial statements included in our Form 20-F and for services that normally would be provided in connection with statutory and regulatory filings or engagements. This category also may include services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with the SEC.

(2)	Includes fees for assurance and related services that traditionally are performed by the independent accountant which include employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

(3)	Includes fees for all services performed by professional staff in the independent accountant’s tax division except those services related to the audit, such as review of the tax provision (which would be included in the Audit Fee category). Typically, it would include fees for tax compliance, tax planning, and tax advice. Tax compliance generally involves preparation of original and amended tax returns, claims for refund and tax payment-planning services. Tax planning and tax advice encompass a diverse range of services, including assistance with tax audits and appeals, tax advice related to mergers and acquisitions, employee benefit plans and requests for rulings or technical advice from taxing authorities.

(4)	Includes fees for other than the services reported in paragraphs (1) through (3). All other fees for fiscal 2003 include consulting services relating to reorganization of our subsidiaries and the management of software development process.

Policy and procedures of the Board of Corporate Auditors for pre-approval

In accordance with the regulations of the SEC, the Board of Corporate Auditors has adopted the policy and procedures for the pre-approval regarding the engagements of the independent audit firm and its affiliates (the “auditor”). The following is a summary of the policy and procedures.

All audit and permissible non-audit services provided by the auditor to Pioneer and its consolidated subsidiaries must be pre-approved by the Board of Corporate Auditors, prior to the engagement of the auditor. In the case that pre-approvals are requested, the description of the services including types of the service, periods of the service, and estimated fees, must be submitted to the Board of Corporate Auditors. Our pre-approval procedures have two different forms, “Comprehensive pre-approval” and “Individual pre-approval.” Under the “Comprehensive pre-approval” procedure, all audit and permissible non-audit services scheduled for the following fiscal year are pre-approved by resolution of the Board of Corporate Auditors meeting. All audit and permissible non-audit services regarding the specific projects which are not included in the “Comprehensive pre-approval” must be subject to the “Individual pre-approval.” For the purpose of providing such pre-approval in a timely manner, the Board of Corporate Auditors may delegate “Individual pre-approval” authority to full time Corporate Auditors. Full-time Corporate Auditors shall report any “Individual pre-approval” decisions to the Board of Corporate Auditors meeting to be held immediately after such pre-approval.

None of the services provided by the auditor in fiscal 2003 and 2004 were waived from the pre-approval requirement pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

     Not applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     Not applicable

PART III

Item 17. Financial Statements

     See Consolidated Financial Statements. Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Item 18. Financial Statements

     We have responded to Item 17 in lieu of responding to this Item.

Item 19. Exhibits

Exhibits

1.01	The Articles of Incorporation, as amended and currently in effect (English translation)

12.01	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.02	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.(a)	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PIONEER CORPORATION (Registrant)

Date: August 6, 2004	By	/s/ Akira Niijima

Akira Niijima Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Pioneer Corporation:

We have audited the accompanying consolidated balance sheets of Pioneer Corporation and subsidiaries as of March 31, 2003 and 2004, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2004 (all expressed in Japanese yen). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements do not present segment information concerning the Company’s operations which, in our opinion, is required for a complete presentation of the Company’s consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

In our opinion, except for the omission of segment information disclosures, such consolidated financial statements present fairly, in all material respects, the financial position of Pioneer Corporation and subsidiaries as of March 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Tokyo, Japan

May 3, 2004, except for Note 23.a and b, as to which the dates are June 29, 2004 and July 1, 2004, respectively.

Consolidated Balance Sheets

Pioneer Corporation and Subsidiaries
March 31

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 1)
Assets	2003	2004	2004

Current assets:
Cash and cash equivalents—
Cash, including time deposits of ¥88,425 million— $834,198 thousand (¥44,413 million in 2003)	¥142,480	¥192,419	$1,815,274
Trade receivables—
Notes	5,252	2,988	28,189
Accounts	113,135	112,411	1,060,481
Allowance for doubtful notes and accounts (Note 19)	(4,519)	(3,344)	(31,547)
Inventories (Note 5)	93,620	107,806	1,017,038
Deferred income taxes (Note 10)	29,958	28,886	272,509
Prepaid expenses and other current assets	36,056	38,622	364,358

Total current assets	415,982	479,788	4,526,302

Investments and long-term receivables:
Available-for-sale securities (Note 4)	14,831	24,516	231,283
Investments in and advances to affiliated companies (Note 6)	7,841	5,573	52,575
Sundry investments (Note 17)	2,907	3,383	31,915
Long-term receivables, less allowance for doubtful accounts of ¥190 million—$1,792 thousand (¥112 million in 2003) (Note 19)	292	253	2,387

Total investments and long-term receivables	25,871	33,725	318,160

Property, plant and equipment (Note 8):
Land	25,548	25,050	236,321
Buildings	107,309	113,863	1,074,179
Machinery and equipment	237,086	239,081	2,255,481
Construction in progress	6,132	7,568	71,396

Total	376,075	385,562	3,637,377
Accumulated depreciation	(230,376)	(229,361)	(2,163,783)

Net property, plant and equipment	145,699	156,201	1,473,594

Other assets:
Intangible assets (Note 7)	15,619	18,966	178,925
Deferred income taxes (Note 10)	35,734	24,276	229,019
Other	8,124	9,586	90,434

Total other assets	59,477	52,828	498,378

Total assets	¥647,029	¥722,542	$6,816,434

See notes to consolidated financial statements.

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 1)
Liabilities and Shareholders’ Equity	2003	2004	2004

Current liabilities:
Short-term borrowings (Note 8)	¥29,893	¥23,327	$220,066
Current portion of long-term debt (Note 8)	974	4,510	42,547
Trade payables	67,173	79,439	749,425
Accrued liabilities—
Taxes on income	8,653	9,341	88,123
Payroll	17,616	17,604	166,075
Royalty	14,111	18,688	176,302
Other	36,784	35,626	336,094
Warranty reserve (Note 19)	6,493	5,419	51,123
Dividends payable	1,754	2,193	20,689
Other current liabilities	23,079	27,151	256,141

Total current liabilities	206,530	223,298	2,106,585

Long-term liabilities:
Long-term debt (Note 8)	32,196	89,691	846,142
Accrued pension and severance cost (Note 9)	70,800	57,143	539,085
Deferred income taxes (Note 10)	496	1,327	12,519
Other long-term liabilities	335	301	2,839

Total long-term liabilities	103,827	148,462	1,400,585

Commitments and contingent liabilities (Note 20)
Minority interests	18,279	17,844	168,340

Shareholders’ equity (Note 11):
Common stock, No par value
Authorized—400,000,000 shares
Issued—180,063,836 shares—2003 and 2004	49,049	49,049	462,726
Capital surplus	82,159	82,464	777,962
Retained earnings	253,266	273,718	2,582,245
Accumulated other comprehensive loss (Note 13)	(55,629)	(61,829)	(583,292)
Treasury stock, at cost 4,629,028 shares—2003 and 4,632,962 shares—2004	(10,452)	(10,464)	(98,717)

Total shareholders’ equity	318,393	332,938	3,140,924

Total liabilities and shareholders’ equity	¥647,029	¥722,542	$6,816,434

See notes to consolidated financial statements.

Consolidated Statements of Income

Pioneer Corporation and Subsidiaries
Year ended March 31

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)
	2002	2003	2004	2004

Operating revenue:
Net sales	¥612,189	¥664,675	¥689,064	$6,500,604
Royalty revenue	17,588	12,584	11,821	111,519

Total operating revenue	629,777	677,259	700,885	6,612,123

Operating costs and expenses:
Cost of sales	442,924	473,239	487,297	4,597,142
Selling, general and administrative	166,862	168,736	166,415	1,569,953
Loss on sale and disposal of fixed assets	3,331	4,519	3,454	32,585

Total operating costs and expenses	613,117	646,494	657,166	6,199,680

Operating income from continuing operations	16,660	30,765	43,719	412,443
Other income (expenses):
Interest income	2,985	2,153	1,420	13,396
Gain on sale of subsidiaries’ stock	—	768	—	—
Foreign exchange gain (loss)	295	(2,045)	(1,244)	(11,736)
Interest expense	(3,314)	(2,814)	(2,154)	(20,321)
Other—net (Note 14)	(2,154)	(748)	107	1,010

Total other income (expenses)	(2,188)	(2,686)	(1,871)	(17,651)

Income from continuing operations before income taxes	14,472	28,079	41,848	394,792
Income taxes (Note 10):
Current	10,795	14,477	17,829	168,198
Deferred	(4,379)	(5,445)	758	7,151

Total income taxes	6,416	9,032	18,587	175,349

Income from continuing operations before minority interest and equity in losses	8,056	19,047	23,261	219,443
Minority interest in losses (earnings) of subsidiaries	(504)	21	(654)	(6,170)
Equity in losses of affiliated companies (Note 6)	(70)	(3,126)	(2,244)	(21,170)

Income from continuing operations	7,482	15,942	20,363	192,103
Income from discontinued operations, net of tax (Note 3)	565	136	4,475	42,217

Net income	¥8,047	¥16,078	¥24,838	$234,320

	Yen			U.S. Dollars
	2002	2003	2004	2004

Per share of common stock and per American Depositary Share (Notes 7 and 18):
Basic:
Continuing operations	¥41.56	¥89.48	¥116.07	$1.10
Discontinued operations	3.14	0.76	25.51	0.24

Net income	¥44.70	¥90.24	¥141.58	$1.34

Diluted:
Continuing operations	¥41.55	¥89.48	¥115.18	$1.09
Discontinued operations	3.14	0.76	25.34	0.24

Net income	¥44.69	¥90.24	¥140.52	$1.33

See notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

Pioneer Corporation and Subsidiaries
Year ended March 31

		Millions of Yen
	Number of				Accumulated
	Shares				Other		Total
	issued	Common	Capital	Retained	Comprehensive	Treasury	Shareholders’
	(Thousands)	Stock	Surplus	Earnings	Loss	Stock	Equity

Balance at March 31, 2001	179,894	¥48,843	¥81,458	¥235,345	¥(28,651)		¥336,995
Comprehensive income:
Net income				8,047			8,047
Other comprehensive income					3,915		3,915

Comprehensive income							11,962
Exercise of warrants	170	206	206				412
Value ascribed to warrants and stock options (Note 12)			346				346
Purchase and sale of treasury stock, net						¥(12)	(12)
Cash dividends (¥15.00 per share)				(2,700)			(2,700)

Balance at March 31, 2002	180,064	49,049	82,010	240,692	(24,736)	(12)	347,003
Comprehensive income (loss):
Net income				16,078			16,078
Other comprehensive loss					(30,893)		(30,893)

Comprehensive loss							(14,815)
Value ascribed to stock options (Note 12)			149				149
Purchase of treasury stock (Note 11)						(11,566)	(11,566)
Sales of treasury stock				(412)		1,126	714
Cash dividends (¥17.50 per share)				(3,092)			(3,092)

Balance at March 31, 2003	180,064	49,049	82,159	253,266	(55,629)	(10,452)	318,393
Comprehensive income (loss):
Net income				24,838			24,838
Other comprehensive loss					(6,200)		(6,200)

Comprehensive income							18,638
Value ascribed to stock options (Note 12)			305				305
Purchase of treasury stock (Note 11)						(14)	(14)
Sales of treasury stock						2	2
Cash dividends (¥25.00 per share)				(4,386)			(4,386)

Balance at March 31, 2004	180,064	¥49,049	¥82,464	¥273,718	¥(61,829)	¥(10,464)	¥332,938

	Thousands of U.S. Dollars (Note 1)
				Accumulated
				Other		Total
	Common	Capital	Retained	Comprehensive	Treasury	Shareholders’
	Stock	Surplus	Earnings	Loss	Stock	Equity

Balance at March 31, 2003	$462,726	$775,085	$2,389,302	$(524,802)	$(98,604)	$3,003,707
Comprehensive income (loss):
Net income			234,320			234,320
Other comprehensive loss				(58,490)		(58,490)

Comprehensive income						175,830
Value ascribed to stock options (Note 12)		2,877				2,877
Purchase of treasury stock (Note 11)					(132)	(132)
Sales of treasury stock					19	19
Cash dividends ($0.24 per share)			(41,377)			(41,377)

Balance at March 31, 2004	$462,726	$777,962	$2,582,245	$(583,292)	$(98,717)	$3,140,924

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Pioneer Corporation and Subsidiaries
Year ended March 31

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)
	2002	2003	2004	2004

Operating activities:
Net income	¥8,047	¥16,078	¥24,838	$234,320
Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations, net of tax	(565)	(136)	(4,475)	(42,217)
Depreciation and amortization	36,666	36,238	40,911	385,953
Minority interest in (losses) earnings of subsidiaries	504	(21)	654	6,170
Equity in losses of affiliated companies, less dividends	79	3,184	2,248	21,208
Deferred income taxes	(4,379)	(5,445)	758	7,151
Provision for pension and severance cost, less payments	378	3,812	3,579	33,764
Loss on sale and disposal of fixed assets	3,331	4,519	3,454	32,585
Write-down of available-for-sale securities and sundry investments	2,341	1,369	245	2,311
(Gains) losses on sale of available-for-sale securities and sundry investments	(54)	20	(37)	(349)
Gain on sale of subsidiaries’ stock	—	(768)	—	—
Stock-based compensation expenses	346	149	305	2,877
Decrease (increase) in trade notes and accounts receivable	(2,134)	8,481	(10,186)	(96,094)
Decrease (increase) in inventories	3,034	838	(20,707)	(195,349)
Increase in prepaid expenses and other current assets	(4,097)	(1,122)	(12,413)	(117,104)
Increase in trade payables	9,879	13,221	18,989	179,142
Increase (decrease) in accrued taxes on income	(1,632)	5,450	3,782	35,679
Increase in other accrued liabilities	3,275	8,172	7,654	72,208
Other	2,339	(2,530)	779	7,349

Net cash provided by operating activities	57,358	91,509	60,378	569,604

Investing activities:
Payment for purchase of fixed assets	(46,909)	(40,493)	(57,978)	(546,962)
Payment for investment securities	(4,566)	(1,543)	(595)	(5,613)
Payment for available-for-sale securities	(2,031)	(10)	(53)	(500)
Payment for other assets	(1,013)	(568)	(953)	(8,990)
Proceeds from sale of fixed assets	1,564	2,982	1,458	13,754
Proceeds from sale of discontinued operations	—	—	4,897	46,198
Proceeds from sale of investment securities	638	103	53	500
Proceeds from sale of available-for-sale securities	177	3,493	156	1,472
Decrease in loans receivable	731	169	5	47
Other	13	639	256	2,415

Net cash used in investing activities	(51,396)	(35,228)	(52,754)	(497,679)

Financing activities:
Proceeds from issuance of convertible bonds [net of issuance cost ¥1,586 million ($14,962 thousand)]	—	—	60,514	570,887
Payment of long-term debt	(7,560)	(4,914)	(934)	(8,811)
Increase (decrease) in short-term borrowings	5,866	(16,214)	(3,509)	(33,104)
Proceeds from issuance of common stock	412	—	—	—
Purchase of treasury stock (Note 11)	(159)	(11,566)	(14)	(132)
Proceeds from sale of treasury stock	147	714	2	19
Dividends paid	(2,699)	(2,688)	(3,947)	(37,236)
Dividends paid to minority interests	(214)	(12)	(285)	(2,689)

Net cash provided by (used in) financing activities	(4,207)	(34,680)	51,827	488,934

Effect of exchange rate changes on cash and cash equivalents	4,231	(6,234)	(9,512)	(89,736)

Net increase in cash and cash equivalents	5,986	15,367	49,939	471,123
Cash and cash equivalents, beginning of year	121,127	127,113	142,480	1,344,151

Cash and cash equivalents, end of year	¥127,113	¥142,480	¥192,419	$1,815,274

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Pioneer Corporation and Subsidiaries

1. Basis of presentation and significant accounting policies:

1) Basis of Presentation
Basis of Financial Statements—
The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which Pioneer Corporation (Pioneer Kabushiki Kaisha) (the “parent company”) is incorporated. The translation of Japanese yen amounts into U.S. dollar amounts for the year ended March 31, 2004 is included solely for the convenience of readers outside Japan and has been made at the rate of ¥106 to U.S.$1.00, the approximate rate of exchange prevailing at the Tokyo Foreign Exchange Market at March 31, 2004. Such translation should not be construed as a representation that Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.

     The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”) except for the omission of segment information concerning the operations of the parent company and its majority-owned subsidiaries (together, the “Company”), as required by Statement of Financial Accounting Standards (“SFAS”) No. 131.

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

Revenue Recognition—
Sales are generally recorded when merchandise is shipped to customers based on purchase orders or when services are rendered to the third parties. Because of the short delivery time, in all cases, the shipment date is equivalent to the delivery date. In certain cases, terms of the contract require the product to pass customer inspection after shipment and the Company records the sale upon satisfactory customer acceptance. Royalty revenue is recognized based on royalty statements from licensees.

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

     The Company reviews the fair value of its available-for-sale securities on a regular basis to determine if the fair value of any individual security has declined below its cost and if such decline is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the security is written down to fair value and the resulting realized loss is included in the consolidated statements of income. For such marketable debt and equity securities, we assume the decline is other than temporary when market value is less than cost for a period of six to nine months, or sooner depending on severity of decline or other factors.

Sundry Investments—
Sundry investments are stated at cost and are written down if the value of investments is estimated to have declined and such decline is judged to be other than temporary.

Inventories—
Inventories are valued at the lower of cost, which is determined principally by the average-cost method, or market, which is net realizable value. Inventories are reviewed periodically and items considered to be slow moving or obsolete are written down to market, net realizable value.

Property, Plant and Equipment and Depreciation—
Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based on the estimated useful lives of the assets.

     The principal ranges of estimated useful lives are as follows:

Buildings	15-65 years
Machinery and equipment	2-10 years

Goodwill and Other Intangible Assets—
Under SFAS No. 142, “Goodwill and Other Intangible Assets,” acquired goodwill and other intangible assets that are determined to have an indefinite life are no longer amortized. Instead, the carrying value of these assets are reviewed for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets that are determined to have a definite life are amortized over their estimated useful lives. At March 31, 2004, the Company had no goodwill. Amortization of intangible assets with definite lives is computed using the straight-line method with no residual value. The cost of patents is amortized over seven to nineteen years and software is amortized principally over two to five years.

Long-Lived Assets—
On April 1, 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” which applied to all long-lived assets.

     The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. For the purpose of assessment of an impairment loss, the Company groups long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When the sum of expected future cash flows is less than the carrying amount of the asset group, an impairment loss is recognized. Such impairment loss is measured as the amount by which the carrying amount of the asset group exceeds the fair value of the asset group.

     In fiscal 2003, the Company sold its subsidiaries’ stock and recorded gains of ¥768 million. The subsidiaries’ main operation was karaoke business.

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

Long-term Debt—
Premiums and issuance costs of long-term debt are amortized over the term of long-term debt using the interest method.

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

Sales Incentives—
Certain costs incurred by the Company in connection with the reseller’s purchase or promotion of the Company’s products are classified as a reduction of revenues in accordance with Emerging Issues Task Force (“EITF”) 01-9, “Accounting for Consideration Given by a Vendor to a Customer.”

Research and Development Costs and Advertising Cost—
Research and development costs and advertising cost are expensed as incurred.

Shipping and Handling Charges—
Shipping and handling costs totaled ¥9,646 million, ¥10,373 million and ¥11,282 million ($106,434 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Accounting for Stock-Based Compensation—
The Company accounts for its stock-based compensation agreements using the fair value based method in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation.”

Earnings per Share—
Basic net income per share has been computed by dividing net income available to holders of common stock by the weighted-average number of shares of common stock outstanding during each year. Diluted net income per share reflects the potential dilution and has been computed on the basis that all dilutive potential common stocks were exercised.

Derivatives—
Derivative financial instruments utilized by the Company are comprised principally of forward exchange contracts, currency options and currency swaps. Forward exchange contracts and currency options, the majority of which mature within six months, and currency swaps, which mature from 2004 to 2006, are utilized to hedge exposures to foreign exchange risk and interest risk. The Company does not hold or issue derivative financial instruments for trading purposes.

     The Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133,” and by SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities.” Under SFAS No. 133, all derivative instruments are recognized in the balance sheet at their fair values and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded in other comprehensive income, then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs.

     Forward exchange contracts, currency swaps and currency options are utilized to hedge certain foreign currency and interest rate exposures. However, none of these derivatives were designated as hedging instruments under SFAS No. 133 at March 31, 2003 and 2004. Unrealized gains and losses on such instruments are recognized currently in earnings.

Reclassifications—
As a result of the sales of subsidiaries for the year ended March 31, 2004, the gain on such sale, as well as the business results of the discontinued operations, are presented as a separate line in consolidated statements of income. Reclassifications have been made to previously reported consolidated statements of income and consolidated statements of cash flows related to discontinued operations to conform to this presentation.

     Other reclassifications and format changes have been made to prior year amounts to conform to the current year presentation.

New Accounting Standards—
In December 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” The revised SFAS No. 132 retains the disclosure requirements in the original statement and requires additional disclosures about pension plan assets, benefit obligations, cash flows, benefit costs and other relevant information. The new disclosures are effective for financial statements with fiscal years ended after December 15, 2003. However, the revised SFAS No. 132 provides that disclosures of information about foreign plans and estimated future benefit payment shall be effective for fiscal years ending after June 15, 2004. See Note 9 to the consolidated financial statements for these disclosures.

     In November 2003, the EITF reached a consensus on Issue No. 03-1 (“EITF No. 03-1”), “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” as it relates to disclosures for SFAS No. 115. In addition to the disclosures already required by SFAS No. 115, EITF No. 03-1 requires both quantitative and qualitative disclosures for marketable equity and debt securities. The new disclosure is effective for fiscal years ended after December 15, 2003. See Note 4 to the consolidated financial statements for this disclosure.

     In March 2004, EITF reached another consensus on EITF No. 03-1 which presents the guidance for the assessment of other-than-temporary impairment. The guideline should be used to determine whether an investment is other-than-temporarily impaired and provides 3 steps for assessment. The guidance is applicable for investments in debt and equity securities that are within the scope of SFAS No. 115, and cost method equity investments. The investor should make an evidenced-based judgment about a market price recovery of investment by considering the severity (extent to which fair value is below cost) and the duration (period of time that a security has been impaired) of impairment in relation to the forecasted market price recovery. An other-than-temporary impairment should be recognized in earnings in an amount equal to the difference between the investor’s adjusted cost basis and its fair value at the balance sheet date of the reporting period for which the assessment is made. The guidance is required to be applied for fiscal years beginning after June 15, 2004. The adoption of the guidance will not have a material impact on the Company’s consolidated financial position, result of operation or cash flow.

     In January 2003, the EITF reached a consensus on Issue No. 03-2 (“EITF No. 03-2”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employer Pension Fund Liabilities.”

     EITF No. 03-2 addresses accounting for the transfer to Japanese government of a substitutional portion of a domestic contributory welfare pension plan, which is a defined benefit pension plan established by the Welfare Pension Insurance Law. EITF No. 03-2 requires employers to account for the entire separation process of a substitutional portion from an entire plan (including a corporate portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as a culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy.

     October 29, 2003, the Company received approval from the government for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion.

     In addition, the Company will submit another application to separate the remaining substitutional portion related to past service by its employees. The Company is expected to receive final approval from the government for its second application during the year ending March 31, 2005. Upon receipt of the final approval, the Company will be relieved of all obligations pertaining to the substitutional portion by transferring the benefit obligation and the related government-specified portion of the plan assets, which will be computed by the government. The related gain or loss, which is expected to be recorded during the year ending March 31, 2005 based on completion of the entire process, has not yet been determined because the amount of the benefit obligation and the related plan assets to be transferred to the government may change significantly.

     In December 2003, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletins (“SAB”) No. 104, “Revenue Recognition,” which supersedes SAB No. 101, “Revenue Recognition in Financial Statements,” and updates portions of the interpretative guidance included in Topic 13 of the codification of SAB in order to make this interpretative guidance consistent with current authoritative accounting guidance. SAB No. 104 rescinds the SEC’s Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (“FAQ”) issued with SAB No. 101 that had been codified in SAB Topic 13. Selected portions of the FAQ have been incorporated into SAB No. 104. The revenue recognition principles of SAB No. 101 remain largely unchanged by the issuance of SAB No. 104. The adoption of SAB No. 104 did not have an effect on the consolidated results of operations or financial position of the Company.

     In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, Consolidated Financial Statements,” and subsequently revised in December 2003 with the issuance of FIN 46 (revised 2003). This interpretation requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company is required to apply this Interpretation for periods ending after April 1, 2004. The Company is currently evaluating the impact of the adoption of the revised FIN 46 on its financial position and results of operations. It is reasonably possible that the Company is a primary beneficiary of or holds a significant variable interest in a variable interest entity. See Note 21 for the required disclosures.

2. Supplemental cash flow information:

Selected cash payments and noncash activities for the years ended March 31, 2002, 2003 and 2004 were as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2002	2003	2004	2004

Cash payment for interest	¥3,281	¥2,654	¥2,458	$23,189
Cash payment for income taxes	12,580	9,047	14,260	134,528
Noncash investing activities:
Sales of discontinued operations:
Transferred assets	—	—	14,932	140,868
Transferred liabilities	—	—	(11,823)	(111,538)
Foreign currency translation adjustments	—	—	(37)	(349)
Gain on sales	—	—	1,825	17,217

Cash received—net	—	—	4,897	46,198

3. Discontinued operations:

In accordance with SFAS No. 144, the Company presents the results of discontinued operations as a separate line item in the consolidated statements of income under “Income from discontinued operations, net of tax.”

     In order to improve management efficiency by concentrating resources in strategic business, the Company reached an agreement to sell 100% of its shares in two of its wholly-owned subsidiaries, Pioneer LDC, Inc. and Pioneer Entertainment (USA) Inc., to Dentsu Inc., Japan’s largest comprehensive advertising agency. These subsidiaries were engaged in the audio/video software businesses in Tokyo, Japan and in California, the United States of America, respectively. The transfer of 100% of the shares of Pioneer LDC, Inc. and 90% of the shares of Pioneer Entertainment (USA) Inc. owned by the Company were each completed in the year ended March 31, 2004. The remaining shares of Pioneer Entertainment (USA) Inc. are expected to be transferred to Dentsu Inc. by September 30, 2006.

     In March 2004, Q-Tec, Inc., which was a 99.26% owned subsidiary of the Company, became an independent company through a Management Buyout after acquiring all of the shares owned by the Company, with a business alliance Vision Capital Corporation and Memory-Tech Corporation. Q-Tec, Inc. is one of the larger manufacturers in the Japanese postproduction industry which offers high-quality total services including editing of video and audio products such as animation, movies, commercials, and broadcast programs, DVD encoding/authoring and pressing.

     Summarized selected financial information for the years ended March 31, 2002, 2003 and 2004 for the discontinued operations reclassified during the year ended March 31, 2004 is as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2002	2003	2004	2004

Operating revenue	¥32,348	¥35,009	¥16,650	$157,075

Operating income	¥1,281	¥587	¥382	$3,604

Income before income taxes	¥871	¥551	¥340	$3,208
Gain on sale of discontinued operations	—	—	1,825	17,217
Income taxes (benefit)	306	415	(2,310)	(21,792)

Income from discontinued operations	¥565	¥136	¥4,475	$42,217

     The assets and liabilities for sold subsidiaries, excluding intercompany balances, at March 31, 2003 are summarized as follows:

Millions of Yen

Current assets	¥15,585
Property, plant and equipment, less depreciation	407
Other assets	558

Total assets	¥16,550

Current liabilities	¥9,200
Long-term liabilities	61

Total liabilities	¥9,261

4. Available-for-sale securities:

Cost, gross unrealized holding gains, gross unrealized holding losses and the aggregate fair value of available-for-sale securities at March 31, 2003 and 2004 were as follows:

	Millions of Yen
	2003					2004
		Gross	Gross			Gross	Gross
		Unrealized	Unrealized			Unrealized	Unrealized
		Holding	Holding	Aggregate		Holding	Holding	Aggregate
	Cost	Gains	Losses	Fair Value	Cost	Gains	Losses	Fair Value

Marketable equity securities:
Non-current	¥6,636	¥8,187	¥63	¥14,760	¥6,520	¥17,890	¥1	¥24,409
Marketable debt securities:
Non-current	85	—	14	71	106	1	—	107

Total	¥6,721	¥8,187	¥77	¥14,831	¥6,626	¥17,891	¥1	¥24,516

	Thousands of U.S. Dollars
	2004
		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding	Aggregate
	Cost	Gains	Losses	Fair Value

Marketable equity securities:
Non-current	$61,509	$168,774	$9	$230,274
Marketable debt securities:
Non-current	1,000	9	—	1,009

Total	$62,509	$168,783	$9	$231,283

     The following table presents fair value and gross unrealized losses of available-for-sale marketable equity securities, aggregated by length of time that the individual securities have been in a continuous unrealized loss position at March 31, 2004.

	Millions of Yen		Thousands of U.S. Dollars
	Less than 12 Months		Less than 12 Months
	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses

Marketable equity securities	¥14	¥1	$132	$9

     At March 31, 2004, the fair values of marketable debt securities by contractual maturities for securities classified as available-for-sale due in one year through five years were ¥107 million ($1,009 thousand).

     Gross realized gain on available-for-sale securities for the year ended March 31, 2004 was ¥43 million ($406 thousand). Gross realized losses for the years ended March 31, 2003 and 2004 were ¥16 million and ¥6 million ($57 thousand), respectively. There was no gross realized gain or loss on available-for-sale securities recorded for the year ended March 31, 2002 and no gross realized gain on available-for-sale securities was recorded for the year ended March 31, 2003.

     The Company holds marketable equity securities of customers and financial institutions for the purpose of maintaining long-term relationships, whose share prices are highly volatile. The Company has one investment in Japan which was in an unrealized loss position due to the share price’s poor performance at March 31, 2004. The duration of the impairment was less than six months. The Company evaluated the near-term prospects of the issuer in relation to the severity and duration of the impairment. Based on that evaluation and the Company’s ability and intent to hold this investment for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider this investment to be other-than-temporarily impaired at March 31, 2004. For the years ended March 31, 2002, 2003 and 2004, losses on other than temporary impairment of marketable equity securities were ¥1,828 million, ¥1,346 million and ¥27 million ($255 thousand), respectively.

5. Inventories:

Inventories at March 31, 2003 and 2004 comprise the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2003	2004	2004

Finished products	¥50,202	¥51,360	$484,528
Work in process	19,158	27,956	263,736
Materials and supplies	24,260	28,490	268,774

Total	¥93,620	¥107,806	$1,017,038

6. Investments in and advances to affiliated companies:

Investments in and advances to affiliated companies principally represent the Company’s equity in the underlying assets of 20% to 50% owned companies. Dividends received from companies accounted for on an equity basis were ¥9 million, ¥58 million and ¥4 million ($38 thousand), respectively, for the years ended March 31, 2002, 2003 and 2004.

     Retained earnings include the parent company’s and its consolidated subsidiaries’ equity in undistributed earnings of 20% to 50% owned companies accounted for on an equity basis in the amount of ¥245 million and ¥310 million ($2,925 thousand) at March 31, 2003 and 2004, respectively.

     Summarized financial information of companies owned 20% to 50%, including ELDis, Inc., 45% owned by Tohoku Pioneer Corporation, a 67% owned subsidiary, accounted for by the equity method of accounting is as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2003	2004	2004

Current assets	¥19,802	¥10,619	$100,179
Property, plant and equipment	27,209	28,978	273,377
Other assets	338	393	3,708

Total assets	¥47,349	¥39,990	$377,264

Current liabilities	¥ 4,857	¥ 2,822	$26,622
Long-term liabilities	27,430	27,110	255,755
Shareholders’ equity	15,062	10,058	94,887

Total liabilities and shareholders’ equity	¥47,349	¥39,990	$377,264

				Thousands of
	Millions of Yen			U.S. Dollars
Year ended March 31	2002	2003	2004	2004

Net sales	¥7,404	¥7,845	¥8,408	$79,321
Gross profit	996	808	1,004	9,472
Net loss	237	6,802	5,023	47,387

7. Intangible assets:

Intangible assets subject to amortization acquired during the year ended March 31, 2004 totaled ¥9,687 million ($91,387 thousand) and primarily consist of software of ¥8,860 million ($83,585 thousand) and patents of ¥240 million ($2,264 thousand). The weighted average amortization periods for software, patents and total acquired during the year ended March 31, 2004 are 4.0 years, 6.3 years and 4.5 years, respectively.

     Intangible assets subject to amortization are comprised of the following:

					Thousands of
	Millions of Yen				U.S. Dollars
2003			2004		2004
	Gross		Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization	Amount	Amortization

Software	¥23,726	¥(11,441)	¥31,161	¥(15,412)	$293,972	$(145,396)
Patents	25,472	(23,623)	22,798	(21,426)	215,075	(202,132)
Other	2,850	(1,365)	2,693	(848)	25,406	(8,000)

Total	¥52,048	¥(36,429)	¥56,652	¥(37,686)	$534,453	$(355,528)

     The aggregate amortization expense for intangible assets for the years ended March 31, 2003 and 2004 was ¥7,949 million and ¥6,109 million ($57,632 thousand), respectively. The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

		Thousands of
Year ending March 31	Millions of Yen	U.S. Dollars

2005	¥5,969	$56,311
2006	4,616	43,547
2007	2,955	27,877
2008	1,793	16,915
2009	1,222	11,528

     Amounts previously reported for net income and basic and diluted earnings per share for the year ended March 31, 2002 are reconciled to amounts adjusted to exclude the amortization expense related to goodwill and net income and basic and diluted earnings per share for the years ended March 31, 2003 and 2004 as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2002	2003	2004	2004

Reported net income	¥8,047	¥16,078	¥24,838	$234,320
Add back: Goodwill amortization	748	—	—	—

Adjusted net income	¥8,795	¥16,078	¥24,838	$234,320

	Yen			U.S. Dollars
	2002	2003	2004	2004

Basic earnings per share:
Reported net income	¥44.70	¥90.24	¥141.58	$1.34
Goodwill amortization	4.15	—	—	—

Adjusted net income	¥48.85	¥90.24	¥141.58	$1.34

Diluted earnings per share:
Reported net income	¥44.69	¥90.24	¥140.52	$1.33
Goodwill amortization	4.15	—	—	—

Adjusted net income	¥48.84	¥90.24	¥140.52	$1.33

8. Short-term borrowings and long-term debt:

Short-term borrowings at March 31, 2003 and 2004 comprise the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2003	2004	2004

Bank loans:
Weighted-average interest rate 2.01% at March 31, 2003 and 1.74% at March 31, 2004:
Uncollateralized	¥29,893	¥23,327	$220,066

Long-term debt at March 31, 2003 and 2004 comprises the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2003	2004	2004

Loans, principally from banks, maturing serially through 2013 interest ranging from 1.85% to 3.90% at March 31, 2003 and from 3.06% to 3.90% at March 31, 2004:
Collateralized	¥ 3,048	¥ 2,804	$ 26,453
Uncollateralized	4,370	3,680	34,717
2.35% Uncollateralized bonds due 2005	15,000	15,000	141,509
2.80% Uncollateralized bonds due 2008	10,000	10,000	94,340
Zero coupon convertible bonds due 2011, including unamortized issue premium, ¥2,079 million ($19,613 thousand) (effective annual rate 0.5%)	—	62,079	585,651
Industrial development U.S. dollar revenue bonds due 2005 with fluctuating interest rates (1.59% at March 31, 2003 and 1.29% at March 31, 2004), subject to maximum rate of 15% in 2003 and 2004 and other	752	638	6,019

Total	33,170	94,201	888,689
Less—Portion due within one year	974	4,510	42,547

Total	¥32,196	¥89,691	$846,142

     The outstanding bond indentures generally require the parent company to provide collateral for the outstanding bonds if the parent company provides collateral to new bonds issued in Japan.

     On March 5, 2004, the parent company issued ¥60,000 million zero coupon convertible bonds due 2011 (bonds with stock acquisition rights) (“Bonds”) at 103.5% of their principal amount. The Bonds do not bear interest. The stock acquisition rights are not transferable separately from the Bonds. The Bonds are traded on the London Stock Exchange’s market for listed securities. The Bonds were issued in the denomination of ¥5 million each and each bondholder is entitled to exercise the stock acquisition right from April 1, 2006 until February 18, 2011 (unless previously redeemed) into common shares at an initial conversion price, subject to adjustment in certain events, of ¥4,022 ($37.94). Market price of common stock at the date of issuance of the Bonds was ¥3,220 ($30.38).

     Parent company may redeem all, but not some of the Bonds, with advance irrevocable notice to bondholders in each case (1) if the closing price of common stock for each of the 30 consecutive trading days is at least 120% of the conversion price on or after March 4, 2007 and prior to maturity, or (2) if the laws or regulations of Japan having power to tax is changed, or (3) if a resolution is passed at the general meeting of shareholders of the parent company to become a wholly-owned subsidiary of another company.

     The stock acquisition right is also exercisable on or after March 19, 2004 if the parent company issues an irrevocable notice to bondholders for (2) or (3) above, or if a resolution passes at a general meeting of shareholders of parent company (a) for any consolidation or amalgamation of parent company with any company, or (b) for any split of parent company’s business, or (c) for the parent company to become a wholly-owned subsidiary of another company.

     The parent company will redeem the outstanding Bonds at 100% of their principal amount on March 4, 2011.

     Unused lines of credit for short-term financing at March 31, 2004 approximated ¥224,631 million ($2,119,160 thousand) of which ¥30,000 million ($283,019 thousand) relates to commercial paper programs. Unused commitments for long-term financing arrangements at March 31, 2004 amounted to ¥5,000 million ($47,170 thousand). There were no commitment fees.

     Land and buildings with a book value of ¥11,902 million ($112,283 thousand) were pledged as collateral for certain long-term loans of the Company at March 31, 2004.

     The aggregate annual maturities of long-term debt during the five years ending March 31, 2009 are as follows:

		Thousands of
Year ending March 31	Millions of Yen	U.S. Dollars

2005	¥ 4,510	$ 42,547
2006	15,857	149,594
2007	255	2,406
2008	272	2,566
2009	10,244	96,642

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

9. Pension plans and accrued severance cost:

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

     The Company also sponsors a domestic contributory welfare pension plan covering substantially all of its Japanese employees. The benefits of the welfare pension plan are primarily based on years of service and on the average compensation during years of service and subject to governmental regulations. The welfare plan consists of a basic component, which has been specified by the Japanese government’s welfare pension regulations, and components established by the Company. During the year ended March 31, 2003, the Company established a new component within the welfare pension plan. The new component covers a part of the parent company’s employees. Management considers that a portion of the contributory plan, which is administered by a board of trustees composed of management and labor representatives, represents a welfare pension plan carried on behalf of the Japanese government. Management believes that the benefit obligation for the additional component is approximately one-fifth of the total benefit obligation. The welfare pension plan is funded in conformity with the funding requirements of applicable governmental regulations.

     The plan assets and pension obligation for the non-contributory plans and the contributory plan of the parent company and certain subsidiaries are measured at March 31 in each fiscal year.

     Net periodic benefit costs for the non-contributory plans and the contributory plan of the parent company and certain domestic subsidiaries for the years ended March 31, 2002, 2003 and 2004 consisted of the following:

Thousands of
	Millions of Yen						U.S. Dollars
	2002		2003		2004		2004
	Non-		Non-		Non-		Non-
	contributory	Contributory	contributory	Contributory	contributory	Contributory	contributory	Contributory
	Plans	Plan	Plans	Plan	Plans	Plan	Plans	Plan

Service cost	¥2,657	¥1,288	¥2,884	¥2,400	¥2,892	¥2,860	$27,283	$26,981
Interest cost	1,662	2,926	1,695	3,195	1,518	3,301	14,321	31,142
Expected return on assets	(1,907)	(2,245)	(1,606)	(1,941)	(1,386)	(1,741)	(13,075)	(16,425)
Amortization of unrecognized net actuarial loss	744	1,287	1,021	1,853	1,632	2,428	15,396	22,906
Amortization of unrecognized net assets at date of application	(163)	(344)	(163)	(344)	(160)	(344)	(1,510)	(3,245)
Amortization of unrecognized prior service gain	(535)	(364)	(535)	(364)	(535)	(364)	(5,047)	(3,434)

Net periodic benefit cost	¥2,458	¥2,548	¥3,296	¥4,799	¥3,961	¥6,140	$37,368	$57,925

Actuarial assumptions used to determine net periodic pension cost:
Discount rate	2.8%	4.5%	2.7%	4.3%	2.2%	4.1%
Rate of salary increase	— *	3.1%	— *	2.7%	— *	2.6%
Long-term rate of return on plan assets	4.5%	4.5%	3.9%	3.9%	3.9%	3.9%

*Non-contributory plans are not pay-related.

Reconciliations of beginning and ending balances of benefit obligations and the fair value of the plan assets are as follows:

					Thousands of
	Millions of Yen				U.S. Dollars
	2003		2004		2004
	Non-		Non-		Non-
	contributory	Contributory	contributory	Contributory	contributory	Contributory
	Plans	Plan	Plans	Plan	Plans	Plan

Change in benefit obligation:
Benefit obligation at beginning of year	¥62,802	¥74,305	¥69,446	¥80,512	$655,151	$759,547
Service cost	2,884	2,400	2,892	2,860	27,283	26,981
Interest cost	1,695	3,195	1,518	3,301	14,321	31,142
Plan participants’ contribution	—	1,063	—	659	—	6,217
Actuarial loss (gain)	5,086	534	(3,004)	(543)	(28,340)	(5,123)
Lump-sum cash payments	(2,607)	—	(1,429)	—	(13,481)	—
Benefits paid	(414)	(985)	(507)	(1,129)	(4,783)	(10,651)
Decrease due to sales of discontinued operations	—	—	(451)	—	(4,255)	—

Benefit obligation at end of year	¥69,446	¥80,512	¥68,465	¥85,660	$645,896	$808,113

Change in plan assets:
Fair value of plan assets at beginning of year	¥41,167	¥49,778	¥35,923	¥44,639	$338,896	$421,123
Actual return on plan assets	(6,198)	(7,963)	5,739	5,670	54,142	53,491
Employer contribution	3,975	2,746	4,040	2,381	38,113	22,462
Plan participants’ contribution	—	1,063	—	659	—	6,217
Lump-sum cash payments	(2,607)	—	(1,429)	—	(13,481)	—
Benefits paid	(414)	(985)	(507)	(1,129)	(4,783)	(10,651)
Decrease due to sales of discontinued operations	—	—	(391)	—	(3,689)	—

Fair value of plan assets at end of year	¥35,923	¥44,639	¥43,375	¥52,220	$409,198	$492,642

Funded status	¥(33,523)	¥(35,873)	¥(25,090)	¥(33,440)	$(236,698)	$(315,471)
Unrecognized actuarial loss	36,474	42,383	27,476	35,483	259,208	334,745
Unrecognized net assets at the date of application	(646)	(1,297)	(486)	(953)	(4,585)	(8,991)
Unrecognized prior service gain	(8,235)	(4,573)	(7,700)	(4,209)	(72,642)	(39,708)

Net amount recognized	¥(5,930)	¥640	¥(5,800)	¥(3,119)	$(54,717)	$(29,425)

Amounts recognized in the statement of financial position consist of:
Accrued benefit liabilities	¥(31,037)	¥(33,013)	¥(23,017)	¥(27,302)	$(217,142)	$(257,566)
Accumulated other comprehensive income	25,107	33,653	17,217	24,183	162,425	228,141

Net amount recognized	¥(5,930)	¥640	¥(5,800)	¥(3,119)	$(54,717)	$(29,425)

Accumulated benefit obligation at end of year	¥66,960	¥77,652	¥66,392	¥79,522	$626,340	$750,208

Actuarial assumptions used to determine benefit obligations:
Discount rate	2.2%	4.1%	2.5%	4.1%
Rate of salary increase	— *	2.6%	— *	2.6%

*Non-contributory plans are not pay-related.

     The unrecognized prior service gain, the unrecognized actuarial loss and the unrecognized net assets at the date of initial application are being amortized over the average remaining service period of employees, both for the non-contributory plans and for the contributory plan.

     To determine the expected long-term rate of return on pension plan assets, the Company considers the current and target asset allocations, as well as historical and expected returns on various categories of plan assets, adjusted as deemed appropriate to reflect more recent capital market experiences as well as the rate of inflation and interest rates.

     The pension plan weighted-average asset allocations at March 31, 2003 and 2004, by asset category are as follows:

Asset category	2003	2004

Equity securities	44%	46%
Debt securities	35%	30%
Real estate and other	21%	24%

Total	100%	100%

     The Company’s investment policy is to maintain a diversified portfolio of asset classes with the primary goal of producing an adequate return that, when combined with the Company’s contribution, will maintain the fund’s ability to meet future cash requirements for pension benefit payments. For primary domestic pension plans, the target asset allocation is established based on long-term pension plan asset/liability studies, and the current weighted-average target asset allocation for these plans is; equity securities 56%, debt securities 41%, other 3%. All the assets are externally managed and investment managers have discretion to carry out investment operations within their respective mandates specified by the Company.

     Substantially all of the employees of U.S. and European subsidiaries are covered by defined benefit pension plans. The projected benefit obligation for the plans and related fair value of plan assets are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2003	2004	2004

Projected benefit obligation	¥10,732	¥12,574	$118,623
Plan assets	6,248	7,656	72,226

Actuarial assumptions used to determine benefit obligation (PBO weighted):
Discount rate	6.1%	5.6%
Rate of salary increase	3.9%	4.0%

     Net periodic pension costs for these plans for the years ended March 31, 2002, 2003 and 2004 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2002	2003	2004	2004

Total net periodic pension cost	¥1,034	¥872	¥748	$7,057

Actuarial assumptions used to determine net periodic pension cost:
Discount rate	6.2%	6.5%	6.1%
Rate of salary increase	4.3%	4.3%	3.9%
Long-term rate of return on plan assets	7.2%	7.5%	7.6%

     Accumulated other comprehensive income of ¥557 million ($5,255 thousand) was recorded for European plans at March 31, 2004.

     With respect to directors, provision is made for lump-sum severance indemnities on a basis considered adequate for such future payments as may be approved by the shareholders.

     In February 2002, the Company announced the closure of the Hiwada plant in Fukushima, Japan because of the transfer of production sites to China. In relation to this closure, the Company recorded special termination benefits for employees’ voluntary termination of ¥906 million for the year ended March 31, 2002. In June 2002, Tohoku Pioneer Corporation implemented a voluntary early retirement plan. In relation to this plan, the Company recorded special termination benefits of ¥1,424 million. These special termination benefits were included in the selling, general and administrative expenses.

     The Company expects to contribute ¥5,756 million ($54,302 thousand) to its domestic defined benefit plan in the year ending March 31, 2005.

10. Income taxes:

The Company is subject to a number of different income taxes which, in the aggregate, indicate a normal statutory tax rate of approximately 42% for the years ended March 31, 2002, 2003 and 2004 in Japan. A change in the tax rate was enacted in Japan in March 2003 and the normal effective statutory tax rate effective for the year beginning April 1, 2004 was changed from 42% to 41%.

     Income tax expense for the year ended March 31, 2004 included ¥682 million ($6,434 thousand) charges resulting from the settlement of a proposed assessment from the U.S. Internal Revenue Service relating to an adjustment to transfer prices between affiliated companies for the years ended March 31, 1997 through 1999.

     The Company’s provision for income taxes differed from the provision for income taxes at the normal statutory tax rates in Japan as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2002	2003	2004	2004

Computed tax expense at normal statutory tax rate	¥6,078	¥11,793	¥17,576	$165,811
Increase (decrease) resulting from:
Changes in valuation allowance	507	(3,007)	(3,701)	(34,915)
Expenses not deductible for tax purpose:
Domestic	713	269	280	2,642
Foreign	221	439	149	1,406
Amortization of goodwill	314	—	—	—
Difference in foreign and Japanese tax rates	(1,934)	(1,595)	(1,608)	(15,170)
Effect of tax rate change on deferred taxes	—	835	447	4,217
Tax benefit for discontinued operations	—	—	3,025	28,538
Tax credit for research and development expenses	(186)	(530)	(898)	(8,472)
Other	703	828	3,317	31,292

Provision for income taxes	¥6,416	¥9,032	¥18,587	$175,349

Total income taxes provided for the years ended March 31, 2002, 2003 and 2004 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2002	2003	2004	2004

Provision for income taxes on income from continuing operations	¥6,416	¥9,032	¥18,587	$175,349
Provision for income taxes (benefit) on income from discontinued operations	306	415	(2,310)	(21,792)
Shareholders’ equity—directly charged (credited):
Minimum pension liability adjustments	(6,460)	(8,927)	6,953	65,594
Net unrealized gains on securities	(1,502)	(899)	4,009	37,821

Total	¥(1,240)	¥(379)	¥27,239	$256,972

Income from continuing operations before income taxes and income tax expense comprised the following components:

				Thousands of
	Millions of Yen			U.S. Dollars
	2002	2003	2004	2004

Income (loss) from continuing operations before income taxes:
Domestic	¥(4,187)	¥10,137	¥18,481	$174,349
Foreign	18,659	17,942	23,367	220,443

	¥14,472	¥28,079	¥41,848	$394,792

Income taxes—Current:
Domestic	¥3,684	¥6,643	¥10,799	$101,877
Foreign	7,111	7,834	7,030	66,321

	¥10,795	¥14,477	¥17,829	$168,198

Income taxes—Deferred:
Domestic	¥(4,490)	¥(3,296)	¥(385)	$(3,632)
Foreign	111	(2,149)	1,143	10,783

	¥(4,379)	¥(5,445)	¥758	$7,151

The significant components of the deferred tax assets and liabilities at March 31, 2003 and 2004 are as follows:

					Thousands of
	Millions of Yen				U.S. Dollars
	2003		2004		2004
	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Inventories	¥8,197	—	¥6,911	—	$65,198	—
Marketable equity securities	3,831	¥1,018	2,971	¥5,017	28,028	$47,330
Accrued expenses	9,106	—	10,411	—	98,217	—
Tax loss carryforwards	11,723	—	9,297	—	87,708	—
Pension and severance cost	28,341	—	22,268	—	210,075	—
Land	2,216	—	1,840	—	17,358	—
Depreciation	1,563	387	1,907	302	17,991	2,849
Royalty receivable	1,395	—	974	—	9,189	—
Other	18,384	2,863	15,574	3,408	146,925	32,151

Total	84,756	4,268	72,153	8,727	680,689	82,330
Valuation allowance	(15,292)	—	(11,591)	—	(109,349)	—

Total	¥69,464	¥4,268	¥60,562	¥8,727	$571,340	$82,330

The changes in the valuation allowance for the years ended March 31, 2002, 2003 and 2004 are as follows:

	Millions of Yen
	Balance at				Balance at
	Beginning			Translation	End
Valuation allowance	of Period	Addition	Deduction	Adjustments	of Period

2002	¥17,792	¥ 2,720	¥(2,762)	¥ 549	¥18,299
2003	18,299	5,741	(8,912)	164	15,292
2004	15,292	1,956	(5,469)	(188)	11,591

Thousands of U.S. Dollars
	Balance at				Balance at
	Beginning			Translation	End
Valuation allowance	of Period	Addition	Deduction	Adjustments	of Period

2004	$144,264	$18,453	$(51,594)	$(1,774)	$109,349

     The valuation allowance principally relates to deferred tax assets for loss carryforwards of subsidiaries.

     Decrease in valuation allowance for the year ended March 31, 2003 was mainly due to the reversal of valuation allowance which had been provided for a tax benefit, the realization of which had been judged as unlikely, as profitability of subsidiaries improved. Decrease in valuation allowance for the year ended March 31, 2004 was mainly due to the reversal of valuation allowance for discontinued operations.

     At March 31, 2004, the Company has tax loss carryforwards which are available to reduce taxable income in subsequent periods. If not utilized, such loss carryforwards expire as follows:

		Thousands of
Year ending March 31	Millions of Yen	U.S. Dollars

2005	¥706	$6,660
2006	152	1,434
2007	1,138	10,736
2008	1,512	14,264
2009	1,557	14,689
Thereafter	17,319	163,387

Total	¥22,384	$211,170

     No provision for income taxes is recognized on undistributed earnings of foreign subsidiaries that are not expected to be remitted in the foreseeable future. Undistributed earnings of foreign subsidiaries (including related foreign currency translation adjustments) at March 31, 2003 and 2004 amounted to approximately ¥133,923 million and ¥116,689 million ($1,100,840 thousand), respectively. It is not practical to estimate the amount of taxes that might be payable on the eventual remittance of such earnings.

     The domestic undistributed earnings would not, under the present Japanese tax laws, be subject to additional taxation.

11. Shareholders’ equity:

Common Stock and Capital Surplus—
As permitted by the Commercial Code of Japan (the “Code”) prior to April 1, 1991, the parent company had made free share distributions which were accounted for by a transfer from capital surplus to common stock or without any transfers in the capital accounts.

     Companies in the United States issuing shares in similar transactions would be required to account for them as stock dividends. Had the distributions been accounted for in the manner adopted by the United States companies, ¥179,076 million ($1,689,396 thousand) would have been transferred from retained earnings to appropriate capital accounts as of March 31, 2004.

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

     The amount available for dividends under the Code was ¥135,697 million ($1,280,160 thousand) as of March 31, 2004, that is based on the amount recorded in the parent company’s general books and records maintained in accordance with accepted Japanese accounting practices. The adjustments are included in the accompanying consolidated financial statements to conform with U.S. GAAP, but are not recorded in the books, and have no effect on the determination of retained earnings available for dividends under the Code. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment as described above, the Code imposes certain limitations on the amount of retained earnings available for dividends.

At the general shareholders meeting held on June 27, 2002, the shareholders of the parent company authorized the purchase of up to 10,000,000 shares of the parent company’s common stock. In August 2002, November 2002 and February 2003, the parent company purchased 1,610,000 shares, 2,000,000 shares and 1,500,000 shares of their common stock, respectively, in the market for the aggregate cost of ¥11,492 million as a publicly announced plan to improve capital efficiency pursuant to a revision in the Code.

The appropriations of retained earnings for the year ended March 31, 2004, which have been incorporated in the accompanying financial statements, will be proposed for approval at the general shareholders’ meeting to be held on June 29, 2004, and will be recorded in the parent company’s general books of account after shareholders’ approval.

12. Stock-based compensation plans:

The Company has two types of stock-based compensation plans as incentive plans for directors and selected employees.

Warrant plan—
Upon issuance of detachable warrant bonds by the parent company, a consolidated subsidiary purchased all of the bonds and the Company distributed the warrants at fair value to directors and certain employees of the Company as a part of their remuneration. These warrants vest over one year and expire in three years from the date of issuance.

Stock option plan—
In accordance with approval at shareholders’ meetings on June 29, 2000 and June 28, 2001, the Company granted share subscription rights to employees. Also, in accordance with approval at shareholders’ meeting on June 27, 2002 and June 27, 2003, the Company granted share acquisition rights to directors and certain employees of the Company. These options vest over two years and expire in five years from the date of grant. The Company recorded the fair value of the stock option as a part of their remuneration.

     A summary of information for the Company’s stock-based compensation plans is as follows:

			Yen
				Weighted-Average	Number of
			Weighted-Average	Grant Date	Shares
Year	Plan	Exercisable Period	Exercise Price	Share Price	(Thousands)

2001	Stock option	From July 1, 2002 to June 30, 2005	¥4,400	¥4,250	191
2002	Warrant	From July 1, 2002 to August 26, 2004	3,266	2,700	413
2002	Stock option	From July 1, 2003 to June 30, 2006	3,791	3,750	191
2003	Stock option	From July 1, 2004 to June 29, 2007	2,477	2,170	564
2004	Stock option	From July 1, 2005 to June 30, 2008	2,951	2,845	313

			U.S. Dollars
				Weighted-Average
			Weighted-Average	Grant Date
Year	Plan	Exercisable Period	Exercise Price	Share Price

2004	Stock option	From July 1, 2005 to June 30, 2008	$27.84	$26.84

     Remuneration cost recognized for stock-based compensation plans for the years ended March 31, 2002, 2003 and 2004 were ¥346 million, ¥149 million and ¥305 million ($2,877 thousand), respectively.

     The weighted-average fair value per share at the date of grant for the warrants and the stock options granted during the years ended March 31, 2002, 2003 and 2004 were ¥573, ¥704 and ¥907 ($8.56), respectively. The fair value of the warrants and the stock options granted on the date of grant, which is amortized to expense over the vesting period, is estimated using the Black-Scholes option-valuation model with the following weighted-average assumptions:

	2002	2003	2004

Risk-free interest rate	0.25%	0.24%	0.34%
Expected lives	3.48 years	3.48 years	3.48 years
Expected volatility	50.61%	52.81%	48.13%
Expected dividends	0.41%	0.69%	0.88%

     A summary of the status of the Company’s warrants and options as of March 31, 2002, 2003 and 2004, and changes during the years is as follows:

			Weighted-Average Exercise
		Weighted-Average	Price per Share
	Number of Shares	Remaining Life
	(Thousands)	(Years)	Yen	U.S. Dollars

Outstanding at March 31, 2001	743	2.4	¥3,782
Granted	604		3,432
Exercised	(170)		2,425

Outstanding at March 31, 2002	1,177	2.5	¥3,798
Granted	564		2,477
Expired	(98)		2,188

Outstanding at March 31, 2003	1,643	2.5	¥3,441
Granted	313		2,951	$27.84
Expired	(284)		4,728	44.60

Outstanding at March 31, 2004	1,672	2.4	¥3,131	$29.54

Exercisable at March 31, 2003	888		¥3,977

Exercisable at March 31, 2004	795		¥3,664	$34.57

13. Other comprehensive income:

Change in accumulated other comprehensive income (loss) is as follows:

	Millions of Yen
			Foreign Currency	Total Accumulated
	Minimum Pension	Net Unrealized	Translation	Other Comprehensive
	Liability Adjustments	Gains on Securities	Adjustments	Income (Loss)

Balance at March 31, 2001	¥(11,639)	¥6,662	¥(23,674)	¥(28,651)
Adjustments for the year	(8,848)	(2,079)	14,842	3,915

Balance at March 31, 2002	(20,487)	4,583	(8,832)	(24,736)
Adjustments for the year	(12,188)	(1,235)	(17,470)	(30,893)

Balance at March 31, 2003	(32,675)	3,348	(26,302)	(55,629)
Adjustments for the year	9,745	5,755	(21,700)	(6,200)

Balance at March 31, 2004	¥(22,930)	¥9,103	¥(48,002)	¥(61,829)

	Thousands of U.S. Dollars
			Foreign Currency	Total Accumulated
	Minimum Pension	Net Unrealized	Translation	Other Comprehensive
	Liability Adjustments	Gains on Securities	Adjustments	Income (Loss)

Balance at March 31, 2003	$(308,255)	$31,585	$(248,132)	$(524,802)
Adjustments for the year	91,934	54,293	(204,717)	(58,490)

Balance at March 31, 2004	$(216,321)	$85,878	$(452,849)	$(583,292)

Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Millions of Yen
	Before-Tax	Tax (Expense)	Minority	Net-of-Tax
	Amount	or Benefit	Interest	Amount

2002:
Minimum pension liability adjustments	¥(15,380)	¥6,460	¥72	¥(8,848)
Net unrealized gains on securities:
Unrealized holding losses arising during year	(5,404)	2,270	7	(3,127)
Less—Reclassification adjustment for losses realized in net income	1,828	(768)	(12)	1,048

Net unrealized losses	(3,576)	1,502	(5)	(2,079)
Foreign currency translation adjustments	15,338	—	(496)	14,842

Other comprehensive income (loss)	¥(3,618)	¥7,962	¥(429)	¥3,915

2003:
Minimum pension liability adjustments	¥(21,255)	¥8,927	¥140	¥(12,188)
Net unrealized gains on securities:
Unrealized holding losses arising during year	(3,502)	1,472	7	(2,023)
Less—Reclassification adjustment for losses realized in net income	1,366	(573)	(5)	788

Net unrealized losses	(2,136)	899	2	(1,235)
Foreign currency translation adjustments	(18,178)	—	708	(17,470)

Other comprehensive income (loss)	¥(41,569)	¥9,826	¥850	¥(30,893)

2004:
Minimum pension liability adjustments	¥16,803	¥(6,953)	¥(105)	¥9,745
Net unrealized gains on securities:
Unrealized holding gains arising during year	9,790	(4,013)	(16)	5,761
Less—Reclassification adjustment for gains realized in net income	(10)	4	—	(6)

Net unrealized gains	9,780	(4,009)	(16)	5,755
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during year	(23,010)	—	912	(22,098)
Less—Reclassification adjustment for losses realized in net income	398	—	—	398

Net foreign currency translation adjustments	(22,612)	—	912	(21,700)

Other comprehensive income (loss)	¥3,971	¥(10,962)	¥791	¥(6,200)

	Thousands of U.S. Dollars
	Before-Tax	Tax (Expense)	Minority	Net-of-Tax
	Amount	or Benefit	Interest	Amount

2004:
Minimum pension liability adjustments	$158,519	$(65,594)	$(991)	$91,934
Net unrealized gains on securities:
Unrealized holding gains arising during year	92,359	(37,859)	(151)	54,349
Less—Reclassification adjustment for gains realized in net income	(94)	38	—	(56)

Net unrealized gains	92,265	(37,821)	(151)	54,293
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during year	(217,076)	—	8,604	(208,472)
Less—Reclassification adjustment for losses realized in net income	3,755	—	—	3,755

Net foreign currency translation adjustments	(213,321)	—	8,604	(204,717)

Other comprehensive income (loss)	$37,463	$(103,415)	$7,462	$(58,490)

14. Supplemental information:

Supplemental information for the years ended March 31, 2002, 2003 and 2004 is as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2002	2003	2004	2004

Research and development expenses charged to cost and expenses	¥39,050	¥45,388	¥51,483	$485,689
Advertising costs charged to expense as incurred	12,352	11,089	12,813	120,877

     Other—net as shown in other income (expenses) for the years ended March 31, 2002, 2003 and 2004 consisted of the following:

				Thousands of
	Millions of Yen			U.S. Dollars
	2002	2003	2004	2004

Write-down of available-for-sale securities and sundry investments	¥(2,341)	¥(1,369)	¥(245)	$(2,311)
Gains (losses) on sale of available-for-sale securities and sundry investments	54	(20)	37	349
Other	133	641	315	2,972

Total	¥(2,154)	¥(748)	¥107	$1,010

15. Leased assets:

The Company leases certain land, machinery and equipment, office space, warehouses, computer equipment and employees’ residential facilities primarily under operating leases.

     Rental expenses under operating leases for the years ended March 31, 2002, 2003 and 2004 aggregated ¥6,058 million, ¥6,068 million and ¥6,268 million ($59,132 thousand), respectively. Such rentals relate principally to cancelable leases which are renewable upon expiration.

     The net minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2004 are as follows:

		Thousands of
Year ending March 31	Millions of Yen	U.S. Dollars

2005	¥2,467	$23,274
2006	1,512	14,264
2007	1,026	9,679
2008	694	6,547
2009	486	4,585
Thereafter	1,760	16,604

Total minimum future rentals	¥7,945	$74,953

16. Financial instruments:

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

     The notional amounts of forward exchange contracts as of March 31, 2003 and 2004 were ¥8,496 million and ¥20,505 million ($193,443 thousand), respectively. The notional amounts of currency options purchased were ¥1,558 million as of March 31, 2003. The notional amount of currency options written was ¥1,558 million as of March 31, 2003.

     To change currency and interest rate features of intercompany finance transactions, the Company entered into currency swap contracts with banks. Currency swap contracts effectively changed, in substance, the U.S. dollars floating interest rate intercompany borrowings into Japanese yen fixed and floating interest rate borrowings and euro fixed interest rate borrowings. The notional amounts of currency swap contracts as of March 31, 2003 and 2004 were ¥32,255 million and ¥35,106 million ($331,189 thousand), respectively.

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

17. Fair value of financial instruments:

The following table presents the carrying amounts and fair values of the Company’s financial instruments at March 31, 2003 and 2004:

					Thousands of
	Millions of Yen				U.S. Dollars
	2003		2004		2004
	Assets (Liabilities)		Assets (Liabilities)		Assets (Liabilities)
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amounts	Value	Amounts	Value	Amounts	Value

Assets:
Available-for-sale securities	¥14,831	¥14,831	¥24,516	¥24,516	$231,283	$231,283
Long-term receivables	292	288	253	244	2,387	2,302
Other financial instruments:
Forward exchange contracts	13	13	790	790	7,453	7,453
Liabilities:
Long-term debt, including current maturity	(33,170)	(34,730)	(94,201)	(89,507)	(888,689)	(844,406)
Other financial instruments:
Forward exchange contracts	(250)	(250)	(95)	(95)	(896)	(896)
Currency swap	(2,076)	(2,076)	(3,179)	(3,179)	(29,991)	(29,991)
Currency option	(7)	(7)	—	—	—	—

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

     The carrying amounts and the fair values of available-for-sale securities are disclosed in Note 4.

     Sundry investments included equity interests in non-public companies, amounting to ¥2,404 million and ¥2,855 million ($26,934 thousand) at March 31, 2003 and 2004, respectively, and memberships amounting to ¥503 million and ¥528 million ($4,981 thousand) at March 31, 2003 and 2004, respectively. The corresponding fair values at those dates were not computed as such estimation is not practicable.

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

     The fair values of the Company’s contingent liabilities for guarantees of loans are not significant.

18. Basic and diluted earnings per share:

A reconciliation of the numerators and denominators of basic and diluted net income per share computation for the years ended March 31, 2002, 2003 and 2004 is as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2002	2003	2004	2004

Income from continuing operations	¥7,482	¥15,942	¥20,363	$192,103
Effect of dilution—Zero coupon convertible bonds	—	—	(21)	(198)

Income from continuing operations—diluted	¥7,482	¥15,942	¥20,342	$191,905

Income from discontinued operations, net of tax	¥565	¥136	¥4,475	$42,217

Net income	¥8,047	¥16,078	¥24,838	$234,320
Effect of dilution—Zero coupon convertible bonds	—	—	(21)	(198)

Net income—diluted	¥8,047	¥16,078	¥24,817	$234,122

	Number of Shares (Thousands)

Weighted-average common shares outstanding	180,032	178,168	175,433
Effect of dilutive convertible bonds	—	—	1,115
Effect of dilutive warrants	32	2	—
Effect of stock options	—	1	61

Diluted common shares outstanding	180,064	178,171	176,609

	Yen			U.S. Dollars

Basic net income per share:
Income from continuing operations	¥41.56	¥89.48	¥116.07	$1.10
Income from discontinued operations, net of tax	3.14	0.76	25.51	0.24

Net income	¥44.70	¥90.24	¥141.58	$1.34

Diluted net income per share:
Income from continuing operations	¥41.55	¥89.48	¥115.18	$1.09
Income from discontinued operations, net of tax	3.14	0.76	25.34	0.24

Net income	¥44.69	¥90.24	¥140.52	$1.33

19. Supplemental schedule:

The changes in the allowance for doubtful receivables for the years ended March 31, 2002, 2003 and 2004 are as follows:

	Millions of Yen
	Balance at	Charged (Credited)	Deductions for
	Beginning	to Costs and	Accounts	Translation	Balance at End
Allowance for Doubtful Receivables	of Period	Expenses	Written Off	Adjustments	of Period

2002	¥9,821	¥(153)	¥(4,660)	¥311	¥5,319
2003	5,319	411	(765)	(334)	4,631
2004	4,631	(667)	(13)	(417)	3,534

Thousands of U.S. Dollars
	Balance at	Charged (Credited)	Deductions for
	Beginning	to Costs and	Accounts	Translation	Balance at End
Allowance for Doubtful Receivables	of Period	Expenses	Written Off	Adjustments	of Period

2004	$43,689	$(6,293)	$(123)	$(3,934)	$33,339

The changes in the warranty reserve for the year ended March 31, 2004 are as follows:

	Millions of Yen
	Balance at
	Beginning			Translation	Balance at End
Warranty Reserve	of Period	Provision	Payments	Adjustments	of Period

2002	¥5,478	¥10,976	¥(10,290)	¥317	¥6,481
2003	6,481	7,642	(7,374)	(256)	6,493
2004	6,493	6,050	(6,669)	(455)	5,419

	Thousands of U.S. Dollars
	Balance at
	Beginning			Translation	Balance at End
Warranty Reserve	of Period	Provision	Payments	Adjustments	of Period

2004	$61,255	$57,075	$(62,915)	$(4,292)	$51,123

20. Commitments and contingent liabilities:

Commitments outstanding at March 31, 2004 for the purchase of property, plant and equipment and advertisement payments approximated ¥3,114 million ($29,377 thousand).

     Contingent liabilities at March 31, 2004 principally for loans guaranteed in the ordinary course of business amounted to ¥25,634 million ($241,830 thousand).

     Loans guaranteed at March 31, 2004 are as follows:

		Guaranteed Amount
			Thousands of
Guarantee for	Guaranteed until	Millions of Yen	U.S. Dollars

Affiliated company	May 31, 2012—October 22, 2012	¥25,000	$235,849
Affiliated company	October 25, 2004—March 31, 2005	502	4,736

Total		¥25,502	$240,585

     The Company entered into these guarantee agreements to sustain the business relationships.

     The Company will be required to pay the guaranteed amounts if the affiliated companies are unable to repay.

     During the year ended March 31, 2001, the Company received a notice of proposed assessment from the German tax authorities for approximately EUR 21 million (¥2,706 million translated at the foreign exchange rate at March 31, 2004) relating to a tax position taken in prior years concerning intercompany purchase prices. The Company officially challenged the proposed assessment by arbitration procedures. There was no progress during the year ended March 31, 2004. In the opinion of management, it is not possible at this time to determine the ultimate resolution of this matter.

21. Variable interest entity:

ELDis, Inc. was established in March 2001 to manufacture and market new products, thin film transistor substrates for active-matrix organic light-emitting diode. ELDis, Inc., 45% owned by Tohoku Pioneer Corporation, a 67% owned subsidiary is accounted for by equity method of accounting.

     At March 31, 2004, total assets and total of common stock and capital surplus of ELDis, Inc. was ¥35,496 million ($334,868 thousand) and ¥20,000 million ($188,679 thousand), respectively. At March 31, 2004, it is reasonably possible that Tohoku Pioneer Corporation is the primary beneficiary of or holds a significant variable interest in ELDis, Inc., a development stage enterprise. Tohoku Pioneer Corporation’s maximum exposure to loss as a result of its involvement with ELDis, Inc. at March 31, 2004 is as follows:

		Thousands of
Variable interests	Millions of Yen	U.S. Dollars

Investments in equity	¥9,000	$84,906
Guarantee of loans	25,000	235,849

Total	¥34,000	$320,755

22. Remuneration of directors, executive officers and corporate auditors:

The aggregate remuneration (including bonuses and stock-based compensation [see Note 12]) charged to income by the parent company for directors, executive officers and corporate auditors for the years ended March 31, 2002, 2003 and 2004 totaled ¥876 million, ¥965 million and ¥1,238 million ($11,679 thousand), respectively.

23. Subsequent events:

a. In June 2004, we received preliminary information from the United States Internal Revenue Service proposing additional taxes of approximately $58 million (¥6,148 million translated at the foreign exchange rate at March 31, 2004) relating to an adjustment to transfer prices between affiliated companies for the years ended March 31, 2000 through 2002. We intend to contest the adjustment. In the opinion of management, it is not possible at this time to determine the ultimate outcome of this matter.

b. On July 1, 2004, the Company and NEC Corporation (“NEC”) concluded the stock transfer agreement under which NEC will transfer to the Company 100% of the issued share capital of its plasma display manufacturing subsidiary, NEC Plasma Display Corporation (“NPD”) and the intellectual property rights relating to plasma displays held by NEC. We expect to pay approximately ¥40,000 million ($377,358 thousand) for the acquisition of NPD and NEC’s intellectual property rights which is scheduled to be effective as of September 30, 2004.