Form 20-F
period 2005-03-31
PIONEER CORP
filed 2005-09-08
CIK 78706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________________

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
Commission file number 1-7616
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

Title of class	Outstanding as of March 31, 2005 (Japan time)

Common Stock	174,428,646
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
Cautionary Statement with Respect to Forward-Looking Statements
Statements made in this annual report with respect to our current plans, estimates, strategies and beliefs, and other statements that are not historical facts are forward-looking statements about our future performance. Forward-looking statements include but are not limited to those statements using words such as “believe,” “expect,” “intend,” “plan,” “aim,” “forecast,” “estimate,” “project,” “anticipate,” “strategy,” “prospects,” “may,” “might” or “will” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on our management’s assumptions and beliefs in light of the information currently available to it. We caution that a number of important risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not believe that it is our obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to, (i) general economic conditions in the markets in which we sell our products, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance of our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology, severe price competition and subjective and changing consumer preferences; (iv) our ability to implement successfully our business strategies; (v) our ability to compete and develop and implement successful sales and distribution strategies in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditure; (vii) our ability to continuously enhance our brand image; (viii) the success of our joint ventures and alliances; and (ix) the outcome of contingencies.
PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not applicable
Item 2. Offer Statistics and Expected Timetable
     Not applicable

Item 3. Key Information
A. Selected financial data
The following table presents selected consolidated financial data as of the dates and for the periods indicated. We derived the consolidated statements of operations data for each of the three years in the period ended March 31, 2005 and the consolidated balance sheet data as of March 31, 2004 and 2005 from our audited consolidated financial statements included elsewhere herein. We derived the consolidated statement of operations data for each of the two years in the period ended March 31, 2002 and the consolidated balance sheets data as of March 31, 2001, 2002 and 2003 from our audited consolidated financial statements which are not included herein. Our audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for segment data which is prepared in accordance with the regulations under the Securities and Exchange Law of Japan.

	Year ended March 31
	2001	2002	2003	2004	2005
	(In millions of yen, except per share data)
Consolidated Statements of Operations Data:
Operating revenue (Note 4) (Note 5)	¥610,171	¥629,777	¥677,259	¥700,885	¥733,648
Income (loss) from continuing operations before income taxes (Note 5)	34,216	14,472	28,079	41,848	(187)
Income (loss) from discontinued operations, net of tax (Note 5)	(53)	565	136	4,475	—
Net income (loss)	18,298	8,047	16,078	24,838	(8,789)
Per share of common stock and per American Depositary Share (ADS):
Income (loss) from continuing operations:
Basic	102.06	41.56	89.48	116.07	(50.11)
Diluted	102.00	41.55	89.48	115.18	(50.11)
Net income (loss):
Basic	101.76	44.70	90.24	141.58	(50.11)
Diluted	101.70	44.69	90.24	140.52	(50.11)

Consolidated Balance Sheets Data:
Total assets	¥605,156	¥645,129	¥647,029	¥722,542	¥725,167
Short-term borrowings	37,571	45,867	29,893	23,327	33,152
Current portion of long-term debt	7,996	2,551	974	4,510	19,276
Long-term debt, less current portion	38,304	35,677	32,196	89,691	81,219
Shareholders’ equity	336,995	347,003	318,393	332,938	332,239
Common stock	48,843	49,049	49,049	49,049	49,049
Number of shares issued (in thousands)	179,894	180,064	180,064	180,064	180,064

	Year ended March 31
	2001	2002	2003	2004	2005
	(In millions of yen, except per share data and percentage amounts)
Other Data:
Capital expenditures (Note 5)	¥41,944	¥46,909	¥40,493	¥57,978	¥63,866
Research and development (R&D) expenses	37,105	39,050	45,388	51,483	55,897
Cash flows from operating activities (Note 5)	51,141	57,358	91,509	60,378	19,946
Cash flows from investing activities (Note 5)	(41,481)	(51,396)	(35,228)	(52,754)	(93,516)
Cash flows from financing activities (Note 5)	(46,567)	(4,207)	(34,680)	51,827	(4,019)

Return on equity (Note 1)	5.6%	2.4%	4.8%	7.6%	(2.6%)
Return on assets (Note 2)	3.0%	1.3%	2.5%	3.6%	(1.2%)

Cash dividends declared per share of common stock and per ADS (Note 3):
Interim (in yen)	7.50	7.50	7.50	12.50	12.50
(in U.S. dollars)	0.07	0.06	0.06	0.12	0.12
Year-end (in yen)	7.50	7.50	10.00	12.50	12.50
(in U.S. dollars)	0.06	0.06	0.08	0.11	0.11

Notes:	1.	Net income (loss) as a percentage of average shareholders’ equity.

	2.	Net income (loss) as a percentage of average total assets.

	3.
Cash dividends in U.S. dollars are based on the noon buying rate in yen for cable transfers in New York City as certified for customs purposes by the Federal Reserve Bank of New York on the date of the dividend payment.

	4.
In fiscal 2003, we adopted EITF (Emerging Issues Task Force) 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” The adoption resulted in a reduction in net sales and a corresponding decrease in selling, general and administrative expenses. Previously reported amounts have been reclassified accordingly.

	5.
As a result of the sale of subsidiaries in the audio/video software business in fiscal 2004, the gain on such sale, as well as the operating results of the discontinued operations, are presented as a separate line item in the consolidated statements of operations in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Previously reported amounts have been reclassified accordingly.

Exchange rates (yen per U.S. dollar)
The exchange rate between the yen and the U.S. dollar, based upon the noon buying rate in yen for cable transfers in New York City as certified for customs purposes by the Federal Reserve Bank of New York, was ¥xxx.xx = US$1.00 on September XX, 2005.

Year ended March 31	Average	High	Low	Period-end
2001	¥111.65	¥104.19	¥125.54	¥125.54
2002	125.64	115.89	134.77	132.70
2003	121.10	115.71	133.40	118.07
2004	112.75	104.18	120.55	104.18
2005	107.28	102.26	114.30	107.22

2005
March		103.87	107.49
April		104.64	108.67
May		104.41	108.17
June		106.64	110.91
July		110.47	113.42
August		109.37	112.12
For purposes of preparing our financial statements, we use rates obtained from the Tokyo foreign exchange market, which differ from the rates listed above.
B. Capitalization and indebtedness
     Not applicable
C. Reasons for the offer and use of proceeds
     Not applicable
D. Risk factors
This section describes some of the risks that could affect our business. The factors listed below should be considered in connection with any forward-looking statements given in this annual report and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.” They are subject to the “Cautionary Statement with Respect to Forward-Looking Statements” appearing elsewhere in this annual report. This list is necessarily incomplete, as some risks may be as yet unknown to us. Any risk factor has the potential to adversely affect our business results, share price and financial condition.
Economic conditions may adversely affect our sales and profitability
Demand for consumer electronics products, which account for a significant proportion of our worldwide operating revenue, may be affected by general economic trends in the countries or regions in which our products are sold. Purchases of our products are, to a significant extent, discretionary. Similarly, demand for our business use products and for components we manufacture that go into products of third parties is affected by general economic trends in the various markets in which we sell our products. Economic downturns and resulting declines of demand in our major markets, including Japan, North America, Europe and Asia, may thus adversely affect our sales and profitability.

Additionally, our operations may be indirectly affected by the economic conditions of regions where our competitors manufacture their products. For example, if a competitor enjoys lower local labor costs, it may be able to offer similar products at a lower price. As a result, our sales may be adversely affected. Also, a decrease in the value of the local currency in a region that produces parts and raw materials may lead to a decrease in production costs (on a yen or a U.S. dollar basis) not only to us but to other manufacturers as well. Such a trend may in turn bring about vigorous export competition and price-cutting, both of which could adversely affect our sales and profitability.
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
If we are unable to innovate and to develop attractive new products, our future growth and profitability may be adversely affected
We derive a substantial portion of our revenues from sales of innovative new products. We expect that sales of our new products — currently including DVD-related products, plasma and organic light-emitting diode (“OLED”) displays and car navigation systems — will continue to account for a substantial portion of our revenues, and we expect our future growth and profitability to rely primarily on the continued development and sale of innovative new products.
While we believe that we are capable of continuing to develop innovative and attractive new products, the industry in which we operate is characterized by rapid changes, including technological changes. The process of developing and marketing new products is inherently complex and uncertain, and there are a number of risks, including the following:
•	We may be unable to obtain adequate funding and resources necessary for investments in new products and technologies.

•	Our long-term investments and commitment of significant resources may not result in successful new products or technologies. For example, we have invested substantial resources in the expansion of our production capacity for plasma display panels (“PDPs”) to meet anticipated demand, but such demand may not materialize.

•	We may not be able to anticipate successfully the new products and technologies which will gain market acceptance and that such products can be successfully marketed.

•	Our newly developed products or technologies may not be successfully protected as proprietary intellectual property rights.

•	Our products may become obsolete earlier than expected due to rapid advancements in technology and changes in consumer preferences.

•	A delay in commercializing new technologies now under development may prevent us from keeping up with market demand. For example, if we lag behind our competitors in the commercialization of active-matrix full-color OLED displays, which are now under development in our affiliated company, ELDis, Inc., we may not secure a significant share of this market.
Our failure to anticipate adequately changes in the industry and the market, and to develop attractive new products, including any of the risks described above, may reduce our future growth and profitability.
Our exposure to the plasma display market has increased significantly as a result of our recent substantial investments in the plasma display business
We are focusing on the plasma display business to establish it as the core of our business. In order to achieve this goal, we have recently built a new production line for plasma display panels and acquired a plasma display manufacturing company, which has significantly increased our plasma display production capacity. If the plasma display market does not grow as we expect, or our products do not acquire market acceptance, we may not be able to utilize this increased production capacity efficiently and our sales and profitability could be adversely affected.
Competition generally, and especially on the basis of price and standardization of products, may adversely affect our results of operations
The electronics industry, including the audio, video and car electronics industry, is intensely competitive. We expect to face increased competition in the various product and geographic markets in which we operate. Our competitors include manufacturers and distributors, some of which have greater capital resources available for research, development, production and marketing. In addition, as new technology develops and as new electronics products gain increased market acceptance, it is possible that new competitors or alliances among existing competitors may emerge and rapidly acquire significant market share. While we believe we are one of the leading innovators of advanced, high-quality and value-added electronics products, we may not be able to compete effectively in the future. Pricing pressures or loss of potential customers resulting from our failure to compete effectively may adversely affect our results of operations.
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

Failure of our next generation optical disc format to gain broad market acceptance may adversely affect our business and results of operations
Currently, there are two generally recognized competing formats for the next generation optical discs, Blu-ray Disc and HD DVD. Each of the recording disc formats makes use of its own distinct technology and is incompatible with other format.
We are focusing on the Blu-ray Disc format as the next generation optical discs and are developing products that are compatible with such format.
The question of which format will prevail as the industry standard is not yet settled. Should our adopted format fail to be accepted as the de facto industry standard, or otherwise fail to gain wide acceptance, our business strategy and results of operations may be adversely affected.
A substantial decline in our royalty revenue as a result of the expiration of many of our existing patents relating to laser optical disc technologies may adversely affect our profitability
The licensing of our patent and other intellectual property rights makes a significant contribution to our net income since costs related to patent licensing are limited principally to amortization of patent rights and expenses for licensing activities. The legal protections afforded to these rights have a limited duration under applicable laws, and the length of protection varies from country to country or region. A significant portion of our patent rights have expired in Europe and Japan. As a result, our royalty revenue will continue to decline in the future. This decline in royalty revenue may in turn have an adverse impact on our profitability. Royalty revenue from patent licensing also depends to a material degree on the sales of patented products by our licensees, making it hard for us to predict actual royalty revenue amounts. For a discussion of our patent licensing business, see “Item 4.B. Business overview—Nature of operations.”
If we are unable to successfully manage the risks inherent in our international activities and our overseas expansion, our results of operations and production capacity could be adversely affected
A substantial portion of our manufacturing and marketing activity is conducted outside Japan, including in the United States, Europe, and in developing and emerging markets in Asia. There are a number of risks inherent in doing business in such overseas markets, including the following:
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
In order to produce our products competitively and to reduce costs, we aim to continue expanding our production and parts procurement in the Shanghai and Guang Dong areas of the People’s Republic of China (“China”). Nevertheless, we may experience difficulties in managing a production facility and entering into business arrangements in China in light of unexpected events, including political or legal changes, labor shortages or strikes or changes in economic conditions in China. Furthermore, the outbreaks of epidemics may, depending on how they develop, adversely impact our operations in China, including delays in production due to travel restrictions on employees, as well as disruptions in parts procurement and factory operations. Accordingly, such incidents could have an adverse impact on our results of operations.
Our dependence on certain third-party manufacturers and suppliers for parts and components could adversely affect our production capacity and results of operations
While we strive to produce key components and parts such as laser pickups internally, we are dependent on a number of outside manufacturers and suppliers. Third parties manufacture some of our most important components and parts, including semiconductors. Our arrangements with third-party manufacturers and suppliers are generally on a renewable short-term basis. While we have sought to secure supply where necessary through strategic alliances and other measures, we may face shortages of key components, reflecting changes in the market trend. We may also experience shortages or other material disruptions in our supply of components and parts due to natural disasters or other events beyond our control. Shortages of key components may prevent us from producing enough products on a timely basis, which would cause us to lose sales opportunities or lead to strained relationships with our original equipment manufacturing (“OEM”) customers. Such condition may adversely affect our sales and profitability. See “Item 4.B. Business overview—Raw materials and sources of supply” for a discussion of our outside manufacturers and suppliers.
Our performance in the OEM business is substantially dependent on the performance of our customers’ businesses
We provide our OEM business to automobile manufacturers, electronics manufacturers, personal computer (“PC”) makers and other large-scale businesses worldwide. The products we supply include car stereo products, car navigation systems, recordable DVD drives, DVD-ROM drives, plasma displays and OLED displays. Sales to business customers in these areas are significantly affected by the respective customers’ business results and by factors that are beyond our control. Further, price-cutting to meet customer demands may cause a reduction in our profit margin. The under-performance of a customers’ business, the unexpected termination of contracts, changes in the purchasing practices of our OEM customers or aggressive price-cutting to satisfy a large business customer’s demands may adversely affect our results of operations.
Because our products and technologies are dependent on the service of capable engineers and other key personnel, difficulty in recruiting and developing key personnel could have an adverse impact on our future growth
Our products and technologies are complex, and our future growth and success depend to a significant extent on the service of capable engineers and other key personnel, and hiring and training additional highly-skilled engineers and other competent personnel are important for our success.
Failure to recruit and develop key personnel may adversely affect our future growth. On the other hand, aggressive hiring of, among others, capable engineers who are experienced with the latest technology, may increase, sometimes substantially, both recruiting and actual labor costs. In addition, continued re-training of currently employed personnel, which may introduce higher costs, might also be necessary to maintain a superior level of innovation and technological advance. Such increased costs could have an adverse impact on our profitability.

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
Product defects resulting in a large-scale product recall or successful products liability claims against us could result in a significant cost or a negative impact on our reputation and adversely affect our business results and financial condition
We manufacture various products at our plants worldwide in accordance with internationally accepted quality-control standards. We cannot be certain, however, that all of our products are defect-free and may not be recalled at some later date. Furthermore, although we maintain insurance against product liability claims, we cannot be certain that such insurance can adequately satisfy the liabilities ultimately incurred. In addition, insurance may not continue to be available on terms acceptable to us. A large-scale product recall or a successful products liability claim against us could result in significant costs or have a negative impact on our reputation, which may in turn lead to a decrease in sales, adversely affecting our results of operations.
Failure to achieve the goals of collaborations, tie-ups, and joint ventures with third parties may adversely affect our results of operations and future growth
As part of our technological development process, we conduct many joint activities with other companies in the form of collaborations, technological tie-ups, or joint ventures intended to optimize management resources and utilize the synergy of combined technologies. We expect to continue to adopt an active approach to exploiting these opportunities. If differences arise among the participants of these joint activities due to managerial, financial or other reasons, we may not achieve the goals of these development projects, which may in turn adversely affect our results of operations and future growth.
Governmental regulation may limit our activities or increase our costs of operations
Our business and operations are subject to various forms of government regulation in countries in which we do business, including required business/investment approvals, as well as export regulations based on national security or other reasons and other export/import regulations such as tariffs. In addition, commercial, antitrust, patent, consumer, taxation, exchange control and environment/recycling laws and regulations also apply. If we are unable to comply with these regulations, they can serve to limit our activities. In addition, compliance with these regulations could result in increased costs. Accordingly, these regulations could adversely affect our results of operations. See “Item 4.B. Business overview—Governmental regulation” for a discussion of certain government regulations applicable to us.

Damage to our production facilities as a result of disasters, power outages or similar events may significantly reduce our production capacity
We periodically carry out disaster prevention checks and facility maintenance at all of our facilities to minimize potential negative impact caused by disruptions on our manufacturing lines. However, we may not completely prevent or mitigate the effect of a disaster, outage or other disruption at our production facilities. For example, our plasma display products are currently manufactured at our Shizuoka and Yamanashi plants, and we are in the process of expanding our manufacturing lines there. Accordingly, our plasma display panel production capacity could be significantly reduced in the event of a major earthquake or other disruption of operations at the Shizuoka and Yamanashi plants.
Employee retirement benefit costs and obligations may adversely affect our results of operations
Pioneer is obligated to pay certain employee retirement benefit costs and obligations to qualified employees upon their retirement. The amount of such employee retirement benefit costs and obligations are dependent on assumptions used in the relevant actuarial calculations. These assumptions include discount rates, future compensation levels, return on assets, retirement rates and mortality rates, which are based upon current statistical data, as well as long-term returns on pension plan assets and other factors. If actual results differ from the assumptions or assumptions are changed, the resulting effects are accumulated and systematically recognized over future periods and, therefore, generally affect recognized expense and recorded obligations in future periods. Our pension benefit costs have been increasing in recent fiscal years due to declining discount rates and negative returns on pension plan assets, and further declines of discount rates and lower returns on pension plan assets may adversely affect our results of operations.
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
Our business dates from January 1938 when we began the manufacture of audio speakers. In June 1955 we commenced the manufacture of audio amplifiers. During the 1960s, we expanded our line of products to include hi-fi stereo sets and components, hi-fi car stereos, as well as telephone-related equipment. Since the early 1960s we have established business offices and subsidiaries in and outside Japan to support our expanding manufacturing and sales activities. During the 1970s we expanded our business to include equipment related to cable TV systems. Pioneer’s shares of common stock were listed on the Tokyo Stock Exchange and Osaka Securities Exchange in October 1961 and April 1968, respectively. In addition, Pioneer’s American Depositary Shares (“ADSs”) were listed on the New York Stock Exchange (“NYSE”) in December 1976.
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
In fiscal 2001, we started supplying to PC makers recordable DVD drives that can record up to seven times as much data as conventional CD-R/RW drives. In fiscal 2002, we introduced to the Japanese consumer market hard disk drive (“HDD”) car navigation systems with faster search and display of routes to designated destinations. In fiscal 2003, we launched in Japan DVD recorders equipped with large-capacity HDDs, as well as car navigation systems incorporating a data communication module for access to the latest map data. Also, in June 2003, we began introducing recordable DVD drives for PC use, which are compatible with DVD-R, -RW, +R and +RW discs, to worldwide markets. In fiscal 2004, we started supplying passive-matrix full-color OLED display panels in cellular phones. In fiscal 2005, we introduced recordable DVD drives for PC use, which are compatible with dual layer DVD-R discs and DVD+R double layer discs.
Registered office
Pioneer’s registered office is located at 4-1, Meguro 1-chome, Meguro-ku, Tokyo 153-8654, Japan. Pioneer’s telephone number is 81-3-3494-1111.
Principal capital expenditures, investments and divestitures
In fiscal 2003, 2004 and 2005, our capital expenditures consisted principally of facilities and molds for production and totaled ¥40,493 million, ¥57,978 million and ¥63,866 million, respectively. They were paid principally out of our internally generated working capital. The facilities for production comprised those for OLED displays and DVD pickups, and plants and machinery for plasma displays. See the table in “Item 4.D. Property, plants and equipment,” for a list of our principal plants.
In fiscal 2005, we invested ¥27 billion in building a new manufacturing line for plasma displays at the Yamanashi Plant, which started its operation in September 2004. On September 30, 2004, we acquired 100% of the issued common stock of NEC Plasma Display Corporation (“NPD”), a plasma display manufacturing subsidiary of NEC Corporation, and the intellectual property rights of NPD for cash in an aggregate amount of ¥35 billion. NPD changed its name to Pioneer Plasma Display Corporation on September 30, 2004. These investments resulted in increasing our plasma display production capacity to about 1.1 million units a year.
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
Leverage our leadership position in the car electronics business
We believe one of our strengths lies in our core business segment, the car electronics business. We are one of the leading manufacturers in the world consumer market for car audio products and car navigation systems. We were the first in the industry to introduce car navigation systems to the Japanese consumer market in fiscal 1991 and have maintained a leading position by offering affordably priced and easy-to-operate DVD-ROM and advanced HDD-equipped models. In addition, in November 2002 we released in the consumer market the world’s first car navigation system that incorporates a data communication module for access to the latest map data. We intend to integrate functions for car navigation, audio/video control and information technologies. Sales in this category are gradually shifting from the consumer market to the OEM market as automobile manufacturers place greater emphasis on differentiation of their cars, and we intend to expand our market share by increasing OEM sales.
Focus on our strategic products targeting global markets
We focus on our strategic products where we are more likely to secure the “first-mover advantage” as a means of establishing market leadership. As part of our efforts to secure these leading market positions, we strive to play a major role in setting product standards. For example, we are promoting the DVD-RW format in DVD recorders and recordable DVD drives. This format has already gained support from other major consumer electronics companies. We also aim to differentiate ourselves by introducing to targeted markets innovative plasma displays, OLED displays and car navigation systems. We market these strategic products on a global basis. Although certain technological customization is required, most of our key products are currently sold in virtually all major markets in the world.
Adopt optimal production methods to maximize profitability
We strive to adopt ideal production methods catered to each type of product and market demand. While we focus on reducing manufacturing and operating costs, our goal is to achieve overall efficiency in production by taking into account, for example, the proximity of the end-market, production facilities and labor costs. Consequently, we have increased the proportion of our production in China. To meet the fast-growing demand for plasma displays, we have built a more efficient production system at our plasma display panel manufacturing subsidiary. Moreover, the acquisition of NPD was completed in September 2004. Following these measures, we established in fall 2004 an overall production system capable of yielding more than one million panels annually. To enhance cost competitiveness and achieve economies of scale, we sell our key products on an OEM basis to other manufacturers. In addition, we introduced supply chain management to optimize efficiency of inventory control worldwide.
Strategic Focus—“Pioneer Group Vision”
Consistent with the strategies described above, in fiscal 1999 we announced “Pioneer Group Vision,” a medium-term initiative, with the intent of revitalizing Pioneer and its business through the achievement of two financial targets by the end of March 2006, as well as four business targets. They are as follows.
Financial targets for the fiscal year ending March 2006:
•	¥1.2 trillion of consolidated operating revenue

•	ROE (Return on Equity) in excess of 10%
Business targets:
•	No.1 in DVD worldwide

•	Establishing a business foundation for plasma displays and OLED displays

•	From stand-alone to network

•	Toward the key-device, key-technologies business
The midterm plan above has been guiding our management and business direction up to the present. But we foresee that financial targets will be difficult to achieve due to the following factors: sales of karaoke business and audio/video software business, and withdrawal from cable TV set-top box business in North America, all of which dragged down the increase in our consolidated operating revenue, harsher competition and lower prices than we projected. Considering the situation, we are working hard to take action for early recovery, while we seek a new midterm business plan to get back on the track to future growth.
Nature of operations
We develop, design, manufacture and sell electronics products such as audio, video and car electronics on a global scale. We are one of the leading innovators of DVD products and plasma displays. We are also one of the leading manufactures of car audio products and car navigation systems in the consumer market.
Our principal production activities are carried out in Asia, including Japan. Our products are generally sold under our own brand names, principally “Pioneer.” Our primary markets are Japan, North America,

Europe and Asia and we sell our products to customers in consumer and business markets through sales offices in Japan, and through sales subsidiaries of Pioneer and independent distributors outside of Japan. In addition, on an OEM basis, we market certain products, such as car electronics products, recordable DVD drives, plasma displays and OLED displays to other companies.
As a result of the sale of subsidiaries in the audio/video software business in fiscal 2004, the gain from such sale, as well as the operating results of the discontinued operations, are presented net of tax as a separate line item in the consolidated statement of operations in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”
Also, in fiscal 2004, we changed our business segment classification for certain businesses. Results related to DVD drives for PCs have been moved from “Others” to “Home Electronics,” and results related to plasma displays for business use have been moved from “Home Electronics” to “Others.” Corresponding figures for the previous fiscal years have been restated accordingly. (The consolidated financial statements included in this annual report and the financial information are prepared in accordance with U.S. GAAP, except for segment data which is prepared in accordance with relevant regulations under the Securities and Exchange Law of Japan. Specifically, such segment information is required to be reported by reportable industrial segment, whereas segment information is required to be reported by reportable operating segment under U.S. GAAP.)
The profit margins in the “Patent Licensing” segment are substantially higher than those in the other three segments, since costs related to patent licensing are limited principally to amortization of patent rights and expenses for licensing activities.
The following table sets forth our operating revenue from unaffiliated customers by business segment for the respective periods indicated:

Operating Revenue from Unaffiliated Customers by Business Segments

	Year ended March 31
	2003		2004		2005
	(In millions of yen, except for percentage amounts)
Home Electronics
Domestic	¥86,766	12.8%	¥78,798	11.2%	¥87,954	12.0%
Overseas	191,202	28.2	202,684	29.0	213,274	29.1

Total	¥277,968	41.0%	¥281,482	40.2%	¥301,228	41.1%

Car Electronics
Domestic	¥105,736	15.6%	¥121,708	17.4%	¥120,260	16.4%
Overseas	175,354	25.9	170,479	24.3	183,150	25.0

Total	¥281,090	41.5%	¥292,187	41.7%	¥303,410	41.4%

Others
Domestic	¥62,137	9.2%	¥62,792	9.0%	¥53,935	7.3%
Overseas	43,480	6.4	52,603	7.4	64,838	8.8

Total	¥105,617	15.6%	¥115,395	16.4%	¥118,773	16.1%

Patent Licensing	¥12,584	1.9%	¥11,821	1.7%	¥10,237	1.4%

Total Operating Revenue	¥677,259	100.0%	¥700,885	100.0%	¥733,648	100.0%

Home Electronics:
This segment includes DVD players, DVD recorders, recordable DVD drives, DVD-ROM drives, home-use plasma displays, stereo systems, individual stereo components, equipment for cable TV systems and telephones.
Plasma displays worldwide accounted for the largest sales in this segment for fiscal 2005. In addition, recordable DVD drives and DVD recorders also contributed significantly to sales in this segment.
We believe the traditional home audio markets of Japan, North America and Europe have matured and accordingly, price competition in these markets is strong. We do not expect the traditional home audio markets in these regions to grow substantially. We believe growth will come from new products, such as DVD-related products and plasma displays. In our DVD business, we are emphasizing higher value-added DVD recorders with hard disk drives and DVD home theater systems. Moreover, our DVD-related products such as computer peripherals have shifted from DVD-ROM drives to recordable DVD drives. In our plasma display business, we continue to promote vigorously 40-inch and larger models of high-definition plasma displays in the worldwide market. We are also expanding our plasma display business on an OEM basis.

Car Electronics:
This segment includes car stereos, car AV systems, car speakers and car navigation systems.
Overall, car stereos accounted for the largest sales in this segment for fiscal 2005. In Japan, our car navigation systems accounted for the largest sales. In overseas, car stereos accounted for the largest sales, while car navigation systems also contributed to sales in this segment. Sales based on OEM accounted for 35.7% in this segment.
Both in Japan and outside Japan, sales in this group are generally made in the consumer market and to automobile manufacturers on an OEM basis for installation in new cars on production lines or as optional parts. Sales in this category are gradually shifting from the consumer market to the OEM market, as automobile manufacturers place greater emphasis on differentiation of their cars. Our strong brand recognition is helping us maintain our leading market share of car electronics products in a global consumer market. We became the first manufacturer in the world to introduce car navigation systems for the consumer market when we launched our first car navigation systems to the Japanese market in fiscal 1991, and since then have maintained a leading position in the consumer market in Japan by offering affordably-priced and easy-to-operate DVD-ROM and advanced HDD-equipped models. We have started this business in Europe and North America, where the markets are expanding recently, and plan to expand it in China. In the car audio business, we also strive to widen our market share with new products and innovations, such as car CD players with OLED displays and in-car entertainment systems. As we keep introducing innovative car electronics products, we will continue to seek to distinguish our products from our competitors.
Patent Licensing:
This segment includes the licensing of patents related to laser optical disc technologies.
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
Revenue from the Patent Licensing segment is substantially less than from our other segments, constituting approximately 1.4% of operating revenue for fiscal 2005. However, the contribution of this segment to our income is significant compared to its contribution to our operating revenue.
Others:
This segment includes products primarily for business use, such as business-use plasma displays, business-use AV systems, OLED display panels, factory automation systems and electronics devices and parts.
Electronics devices and parts, including devices for cellular phones and semiconductors related to laser pickups, accounted for the largest sales in this segment for fiscal 2005. Factory automation systems also contributed materially to sales in this segment.
OLED displays, which are particularly well-suited for small size displays, such as cellular phone displays are expected to become the next generation display. In fiscal 2000, we were the first in the world to mass-produced four-color OLED displays. In fiscal 2004, we started supplying passive-matrix full-color OLED display panels in cellular phones.
Principal markets
The following table sets forth our operating revenue from unaffiliated customers by geographic market for the respective periods indicated:
Operating Revenue by Geographic Market

	Year ended March 31
	2003		2004		2005
	(In millions of yen, except for percentage amounts)
Japan	¥254,639	37.6%	¥263,298	37.6%	¥262,149	35.7%
North America	190,147	28.1	170,711	24.3	174,120	23.7
Europe	132,977	19.6	146,250	20.9	150,770	20.6
Other Regions	99,496	14.7	120,626	17.2	146,609	20.0

Total	¥677,259	100.0%	¥700,885	100.0%	¥733,648	100.0%

Note:	Operating revenue by geographic market represents revenue from unaffiliated customers, based on the geographic location of each unaffiliated customer.
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
Raw materials and sources of supply
We purchase a variety of raw materials and parts for use in the manufacture of our products. We maintain two or more suppliers in principle to prevent a shortage of raw materials and parts. Furthermore, in accordance with corporate policy, we develop and/or manufacture certain key parts internally for our products, including plasma display panels, laser pickups and certain integrated circuits (“ICs”) and large-scale integrations (“LSIs”). We also purchase certain completed products, then sell them under our own brand names.
No single source accounted for more than 10% of total supply purchases in fiscal 2005. We have not experienced any material difficulties in obtaining raw materials, parts and products and believe that we will continue to be able to obtain them to meet our needs.
Semiconductors account for the largest percentage of parts purchased in fiscal 2005 (on a yen basis), representing approximately 40% of our total purchases. We purchase semiconductors from various suppliers, mainly pursuant to the terms of our basic supply agreement. Our basic supply agreement generally has a term of one year, with an automatic renewal clause. Where we depend on a single supplier, we seek to strengthen our partnership with such supplier to reduce the risk of shortages of key parts and, if necessary, other measures such as placing our order earlier than our usual practice. We purchase a portion (approximately 5%) of our semiconductor parts, which are custom-made for our needs in accordance with our designs and specifications, from STMicroelectronics N.V. While we do not currently have an alternative source for the type of semiconductors supplied by STMicroelectronics N.V., we have entered into a strategic alliance with STMicroelectronics N.V. to secure a stable source of supply at favorable prices.
The rising price of crude oil has caused an increase in the price of plastic materials used in our products. In addition, the rapid economic growth in China has caused a shortage of steel materials and nonferrous metals. Although these conditions have not made a significant impact on our current operations, we are continuing our efforts to procure a stable supply of these materials and maintain costs at appropriate levels.
Patents and licenses
We hold a variety of patents, including those relating to laser optical disc technology, in Japan and other countries, while we in turn are licensed to use a number of patents owned by third parties. We consider certain patents licensed from third parties to be important to our business. In particular, the patents licensed from Dolby Laboratories Licensing Corporation, U.S.A. for such devices as noise reduction, from Koninklijke Philips Electronics N.V., the Netherlands for CD products and LD products, from Thomson Licensing S.A., France for CD products and LD products, from MPEG LA, L.L.C., U.S.A. for digital video products, from Fujitsu Limited, Japan for plasma display panels and Gemstar-TV Guide International, Inc., U.S.A. for electronic program guide are utilized in products accounting for a substantial portion of our net sales. Termination of such license agreements would have a material adverse effect on our business, although we have no reason to believe that such termination will occur.

Competition
Our products, especially plasma displays and DVD-related products, are exposed to intense competition in Japan and overseas. Our competitors, which vary in size, area of distribution, range of products and financial resources, are principally companies based in Japan, Europe and South Korea, some of which are large, integrated home electric or electronic appliance manufacturers having substantially larger capital resources than us. The electronics industry in general has been subject to substantial price competition as part of efforts by electronics manufacturers to increase their market share. In addition, electronics companies in Asia, particularly those from China, pose a severe threat through price competition. To counter this intense competition, we place great emphasis on extensive marketing to stimulate demand for innovative and value-added products. Furthermore, we concentrate our efforts on technological research, quality control, sales promotion and the lowering of production costs by increasing procurement of parts and products made outside Japan and other measures. See also “Item 3.D. Risk factors—Competition generally, and especially on price and standardization of products, may adversely affect our results of operations” and “Item 4.B. Business overview—Strategy.”
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

C. Organizational structure
Our basic corporate structure, including some but not all of our operating subsidiaries, is shown in the following chart:

The following table sets forth the principal subsidiaries owned, directly or indirectly, by Pioneer.

		Ownership
	Country of	interest and voting
Name of subsidiary	incorporation	interest	Principal business

Tohoku Pioneer Corporation	Japan	67.0%	Manufacture of car electronics products, factory automation systems and OLED display panels

Pioneer Display Products Corporation	Japan	100.0%	Manufacture of plasma displays

Pioneer Plasma Display Corporation	Japan	100.0%	Manufacture of plasma displays

Pioneer North America, Inc.	U.S.A.	100.0%	Coordination of the activities of Pioneer’s North American subsidiaries and affiliates

Pioneer Electronics (USA) Inc.	U.S.A.	100.0%	Distribution of electronics products

Pioneer Electronics Capital Inc.	U.S.A.	100.0%	Financing to Pioneer and its subsidiaries

Discovision Associates*	U.S.A.	100.0%	Licensing of worldwide patents relating to laser optical disc technologies

Pioneer Europe NV	Belgium	100.0%	Coordination of the activities of Pioneer’s European subsidiaries and affiliates, and distribution of electronics products

Pioneer Electronics Asiacentre, Pte. Ltd.	Singapore	100.0%	Coordination of the activities of Pioneer’s Asian subsidiaries and affiliates, and manufacture and distribution of electronics products

Pioneer China Holding Co., Ltd.	China	100.0%	Coordination of the activities of Pioneer’s Chinese subsidiaries and affiliates and distribution of electronics products

*	Discovision Associates is a general partnership organized under the laws of the State of California in the United States.

D. Property, plants and equipment
Our manufacturing operations are conducted principally in Japan, Southeast Asia and China. The following table sets forth information, as of March 31, 2005, with respect to our principal plants.

Name of plant		Floor space
(Name of company		(square feet)
which owns the plant)	Location	[leased space]	Principal products

Japan

Kagoshima Plant (Pioneer Plasma Display Corporation)	Izumi, Kagoshima	1,197,000	Plasma displays

Yamanashi Plant (Pioneer Display Products Corporation)	Nakakoma, Yamanashi	874,000	Plasma displays

Shizuoka Plant (Pioneer Display Products Corporation)	Fukuroi, Shizuoka	730,000	Plasma displays

Kawagoe Plant (Pioneer Corporation)	Kawagoe, Saitama	553,000	Car stereos, Car navigation systems

Tokorozawa Plant (Pioneer Corporation)	Tokorozawa, Saitama	522,000	DVD recorders

Tendo Plant (Tohoku Pioneer Corporation)	Tendo, Yamagata	479,000	Car stereos, Car speakers, Loudspeakers

Yonezawa Plant (Tohoku Pioneer Corporation)	Yonezawa, Yamagata	243,000	OLED displays

Kokubo Plant (Pioneer Micro Technology Corporation)	Kofu, Yamanashi	194,000	ICs, LSIs

Tendo the 2nd Plant (Tohoku Pioneer Corporation)	Tendo, Yamagata	186,000	Factory automation systems

Mogami Plant (Mogami Denki Corporation)	Mogami, Yamagata	141,000	Speaker cone

Name of plant		Floor space
(Name of company		(square feet)
which owns the plant)	Location	[leased space]	Principal products

Outside Japan

Shanghai Plant (Shanghai Pioneer Speakers Co., Ltd.)	Shanghai, China	458,000	Car speakers

Mexico Plant (Pioneer Speakers, S.A. de C.V.)	Baja California, Mexico	397,000	Car speakers

Shanghai Plant (Pioneer Technology (Shanghai) Co., Ltd.)	Shanghai, China	374,000	DVD Recorders, Car AV systems, Car stereos

Thailand Plant (Pioneer Manufacturing (Thailand) Co., Ltd.)	Ayutthaya, Thailand	300,000	Car stereos, Stereo systems

Guang Dong Plant (Pioneer Technology (Dongguan) Co., Ltd.)	Guang Dong, China	295,000	Recordable DVD drives

Guang Dong Plant (Dongguan Monetech Electronic Co., Ltd.)	Guang Dong, China	237,000 [237,000]	Speaker systems

Malaysia Plant (Pioneer Technology (Malaysia) Sdn. Bhd.)	Johor, Malaysia	262,000	Stereo systems, Car stereos

California Plant (Pioneer Electronics Technology, Inc.)	California, U.S.A.	186,000	Plasma displays, Speaker systems

U.K. Plant (Pioneer Technology (U.K.) Ltd.)	West Yorkshire, United Kingdom	184,000	Plasma displays

Ohio Plant (Pioneer Automotive Technologies, Inc.)	Ohio, U.S.A.	157,000	Car stereos

Most of the buildings of these plants and the land on which they are located are owned by us.
As of March 31, 2005, we owned our headquarters’ buildings in Tokyo having an approximate aggregate floor space of 336,000 square feet. We lease approximately 34,000 square feet as additional head office space in Tokyo.
We also own an employee training center in Tokyo with an approximate floor space of 17,000 square feet, and R&D facilities with an approximate aggregate floor space of 298,000 square feet.
Our sales office buildings in Japan and outside Japan are mainly leased. The head office buildings of some distribution subsidiaries outside Japan are owned by us. Land and buildings for the Ohio Plant and one of our headquarters’ buildings with an aggregate book value of ¥5,999 million were pledged as collateral for certain loans on March 31, 2005.
In fiscal 2005, we invested ¥27 billion in building a new manufacturing line for plasma displays at the Yamanashi Plant, which started its operation in September 2004. On September 30, 2004, we acquired 100% of the issued common stock of NPD and the intellectual property rights of NPD for cash in an aggregate amount of ¥35 billion. NPD changed its name to Pioneer Plasma Display Corporation on September 30, 2004. These investments resulted in increasing our plasma display production capacity to about 1.1 million units a year.
We are reviewing our global production systems. For the past several years, we have been accelerating the shift to overseas production. We currently plan to shift from our emphasis on overseas manufacturing and focus more on an efficient response to fast-changing markets. We plan to consolidate our production sites and aim to reduce the number of production sites from 39 to approximately 30 worldwide.
We are constantly engaged in upgrading, modernizing and revamping the operations of our manufacturing facilities, based on our assessment of market needs and prospects. As a result, it would be unreasonably difficult to track the exact productive capacity and the extent of utilization of each of our manufacturing facilities. We believe that our manufacturing facilities are generally operating in the aggregate within normal operating capacity and not substantially below capacity. Additionally, we believe that there does not exist any material environmental issues that may affect the utilization of our assets.
We believe that our properties are adequate to carry on our current business, though additional investment in plant and equipment is being made to support continued growth.

Item 5. Operating and Financial Review and Prospects
Overview
We develop, design, manufacture and sell home electronics products such as audio, video and car electronics products on a global scale. We are one of the leading innovators of DVD products, plasma displays and car navigation systems. We are also one of the leading manufacturers in the world consumer market of car audio products and car navigation systems. In addition, we derive revenue from the manufacture and sale of industrial electronics, such as factory automation systems and parts and from the licensing of patents that we own.
During fiscal 2005, the global economy continued steady growth by strong consumer spending in the U.S. and expanding economic growth in China, despite uncertainties in political situations and rising crude oil prices. In Japan, where we have the largest sales, the economy showed favorable growth in the first half of fiscal 2005 due to increased consumer spending. However, in the second half, the economy exhibited signs of slowdown. In the consumer electronics market, the popularity of newer products, such as flat panel TVs and DVD recorders, rose, due to the Athens Olympics, while price competition for these products intensified worldwide. In foreign exchange markets, the average value of the yen during fiscal 2005 was approximately 5% higher against the U.S. dollar and approximately 2% lower against the euro compared with fiscal 2004. In these economic conditions, our operating revenue for fiscal 2005 was ¥733.6 billion, up 4.7% from fiscal 2004. However, we recorded a net loss of ¥8.8 billion, compared with net income ¥24.8 billion posted in fiscal 2004.
We classify our business groups into four segments: “Home Electronics,” “Car Electronics,” “Patent Licensing” and “Others.” Main products in each segment are as follows: “Home Electronics” includes the manufacture and sale of audio/video equipment for home use, home telephones, computer peripheral equipment, devices and others. “Car Electronics” includes the manufacture and sale of car audio products, car navigation systems, and others. “Patent Licensing” includes the licensing of patents related to optical disc recording and playback equipment, and others. “Others” includes manufacture and sale of factory automation system, parts, and others. The following are operating revenue and operating income by business segment for the three years ended March 31, 2005.

Operating Revenue by Business Segments

	Year ended March 31
	2003		2004		2005
	(In millions of yen, except for percentage amounts)

Operating Revenue:
Home Electronics	¥277,968	41.0%	¥281,482	40.2%	¥301,228	41.1%
Car Electronics	281,090	41.5	292,187	41.7	303,410	41.4
Patent Licensing	12,584	1.9	11,821	1.7	10,237	1.4
Others	105,617	15.6	115,395	16.4	118,773	16.1

Total	¥677,259	100.0%	¥700,885	100.0%	¥733,648	100.0%

Note:	Operating revenue represents revenue from unaffiliated customers.
Our products are generally sold under our own brand names, principally “Pioneer.” Our primary markets are Japan, North America, Europe and Asia. We sell our products to customers in consumer and business markets through sales offices in Japan, and through sales subsidiaries of Pioneer and independent distributors outside of Japan. In addition, on an OEM basis, we market certain products, such as car electronics products, recordable DVD drives, plasma displays and OLED displays to other companies. The following are operating revenue from unaffiliated customers by geographic market for the three years ended March 31, 2005.
Operating Revenue by Geographic Market

	Year ended March 31
	2003		2004		2005
	(In millions of yen, except for percentage amounts)
Japan	¥254,639	37.6%	¥263,298	37.6%	¥262,149	35.7%
North America	190,147	28.1	170,711	24.3	174,120	23.7
Europe	132,977	19.6	146,250	20.9	150,770	20.6
Other Regions	99,496	14.7	120,626	17.2	146,609	20.0

Total	¥677,259	100.0%	¥700,885	100.0%	¥733,648	100.0%

Note:	Operating revenue by geographic market represents revenue from unaffiliated customers, based on the geographic location of each unaffiliated customer.

Home Electronics, Car Electronics and Others
In our home electronics business, we are exposed to significant price competition for DVD-related products and plasma displays, which adversely affects our profitability, although we continue to see strong growth in demand for DVD recorders, recordable DVD drives and plasma displays in worldwide markets.
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
Also, in fiscal 2004, we changed our business segment classification for certain businesses. Results related to DVD drives for PCs have been moved from “Others” to “Home Electronics,” and results related to plasma displays for business use have been moved from “Home Electronics” to “Others.” Corresponding figures for the previous fiscal year have been restated accordingly.
Patent Licensing
Our royalty revenue from Patent Licensing depends to a material extent on the sales of patented products by our licensees, making it difficult for us to predict actual royalty revenue each year. Therefore, trends in the PC market have an influence on our royalty revenue. In addition, a significant portion of our patent rights in Japan and Europe relating to laser optical disc technologies has expired. Accordingly, we have started to experience a substantial decrease in operating revenue and segment income from this segment.
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
Translation risk is the risk that our consolidated financial statements for a particular period or for a particular date will be affected by changes in the prevailing exchange rates of the currencies in which our subsidiaries prepare their financial statements against the Japanese yen. The functional currency for all of our significant foreign operations is the local currency. Generally, all asset and liability accounts of foreign operations are translated into Japanese yen using the exchange rates at the balance sheet date and all revenue and expense accounts are translated using the weighted average exchange rates for the periods. Even though the fluctuations of currencies against the Japanese yen can be substantial and, therefore, significantly impact comparisons with prior periods and among various geographic markets, the translation effect is a reporting consideration, included in the other comprehensive income, and does not reflect our underlying results of operations.

Transaction risk is the risk that the currency structure of our costs and liabilities will deviate from the currency structure of sales proceeds and assets. Transaction risk mainly derives from the fact the currencies of the countries where we manufacture our products may be different from the currencies where we sell our products.
Derivative financial instruments are utilized by us to reduce the risks from fluctuations in foreign exchange rates but are not held or issued for trading purposes. To hedge certain purchase and sale commitments anticipated and not yet committed transactions denominated other than functional currencies, we enter into forward exchange contracts and purchases and writes currency options. Written options are entered into only with purchased options in order to reduce the hedging cost.
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
The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to customer incentives, bad debts, inventories, investments, income taxes, warranty obligations, retirement benefits, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenue and expenses that are not readily apparent from other sources. Actual results may differ from these estimates due to the inherent uncertainty involved in making estimates.
We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.
Revenue recognition
Sales are generally recorded when merchandise is shipped or delivered to customers. Recognition of sales occurs when the title and risks and rewards of ownership are transferred to customers based on sales contracts. In circumstances where sales are recorded when merchandise is shipped to customers, the shipment date is equivalent to the delivery date because of a short delivery time. In certain cases, terms of the contract require the product to pass customer inspection after delivery and we record the sale upon satisfactory customer acceptance. Royalty revenue is recognized based on royalty statements from licensees.
We normally do not accept returns except for warranty issues, noncompliance with purchase order specifications and returns from end-users to certain dealers. The financial impact of the future returns are estimated based on historical experience and adequately reserved.

Estimated reductions of revenue are recorded for cost incurred by us in connection with sales incentive related to the customers’ purchase or promotion of our products. Such costs include the estimated cost of promotional discounts, dealer price protection, dealer rebates, consumer rebates, cash discounts, and support for dealers’ promotion of our products, although the terms of sales incentive programs may be different by product, market and terms of sales contracts. Sales incentives that are dependent on future customer performance are estimated and recorded at the later of when the original sale is recorded or when the incentive is offered. Estimates of future customer performance such as purchase volume, early payments and consumer rebate redemption rate are based on historical experience. Should a greater proportion of customers redeem incentives than we estimate, additional reductions of revenue may be required.
Promotional discounts are offered on specified products for specified periods. A price protection discount, which is the discount for the dealers’ inventory at the time of the announcement of the promotional discount, to compensate for the difference between the discounted prices and higher prices the dealers paid for their inventory, is often offered when the promotional discount program is announced. Costs for a price protection program are accrued when the program is announced by estimating discounts to be claimed by the dealers. Such estimates are based on forecasted order quantities during the promotional period and assumptions as to the amount of inventory that dealers have on hand. Dealer rebates include fixed-rate contractual rebates and volume-based rebates. Contractual rebates are recorded at the time of sale. Volume-based rebates, for which the rebate rate is dependent on the amount of the dealer’s purchase during the specified period, are accrued at the time of original sale, estimating the rebate rate the dealer will eventually achieve. We occasionally offer incentives directly to consumers in the form of mail-in rebates. Consumer rebates are accrued at the later of when the related sales are recognized or when the program is announced. The actual amounts of consumer rebates are dependent on consumers’ future actions, and our estimates are based on assumptions as to quantities to be purchased by consumers during the program period and consumer redemption rates, which is determined based on historical experience about consumer response to consumer rebate programs. Cash discounts are given for early payments in accordance with terms of the contract with customers and are recorded as a reduction of revenue at the time of original sale. The estimate of the cash discounts is based upon information about customers’ payment histories. Also, we provide reimbursements for the purpose of supporting dealers’ sales promotions of our products. The cost mainly includes subsidies for advertising, displays, cost of other sales promotion materials, and salaries of temporary floor sales personnel. We account for all the subsidy reimbursements to dealers as reductions from sales. Certain promotional allowances, such as co-op advertising, are determined as certain percentages of the respective sales amount and are recorded at the time of sale. Although reimbursement for such incentives requires dealers to perform sales promotions of our products, we assume, based on historical experience, that almost all dealers will eventually perform such sales promotions and submit claims for reimbursement. Other allowances, whose amounts are not determined by sales factors, are recorded when the subsidy is offered and the amount becomes reasonably determinable. Examples for this type of allowance are display allowances determined by the number of units displayed on the sales floor, and allowances based on agreements to share costs incurred by dealers for items such as new signboards, new display racks and salaries of temporary floor sales personnel.
Warranties
We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates and service costs including parts and labor that may be incurred in correcting a product failure. The estimate of warranty cost is based on historical information, and should actual product failure rates or service costs differ from our estimates, revisions to the estimated warranty liability may be required. Warranty reserve as of March 31, 2005 is ¥5.7 billion.

Inventories
The majority of our products are produced for the consumer electronics market, and our inventory is susceptible to quickly changing demands and selling prices. For the purpose of properly valuing our inventory, we record inventory reserves for excess, slow-moving and obsolete inventory. Inventory with no potential for future sale or potential use by us is subject to write-off and, inventory which is considered to be obsolete or slow-moving, but salable at reduced prices, is written down to estimated net realizable value. Estimating net realizable value requires assumptions as to uncertain matters such as selling prices and salable quantities to be made based upon judgment about future market prices of competing products and customer demand, taking current market conditions into consideration. As of March 31, 2005, an inventory reserve of ¥10.3 billion included a ¥6.6 billion reserve for inventories to be written off and a ¥3.7 billion reserve for inventories written down to net realizable value.
The following table sets forth the changes in inventory reserve during fiscal 2005. Reversal was made in connection with sale or disposal of the related inventory.

Beginning	Provision	Reversal	Other	End

(In billions of yen)
8.3	7.4	(6.3)	0.9	10.3

Impairment of long-lived assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. This review is performed using estimates of future cash flows. If the carrying amount of an asset group is considered impaired, an impairment loss is recorded for the amount by which the carrying amount of the asset group exceeds its estimated fair value. Fair value is determined using the present value of estimated cash flows. A weighted average cost of capital, which is derived from our capital structure, is used as a discount rate for calculating the present value of the estimated cash flows. In fiscal 2005, we recorded ¥4.5 billion impairment charges for plasma display production facilities of a domestic subsidiary, production facilities of a foreign subsidiary to be closed and assets used for manufacture of cable TV set-top boxes as the result of the review. While we believe that the estimates of future cash flows and fair value are reasonable, changes in estimates resulting in lower future cash flows and fair value would affect the valuations of those long-lived assets.
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
For pension plans of the parent company and domestic subsidiaries, the discount rates are determined by using information about rates of return on currently available high-quality fixed-income bonds. The expected long-term rate of return on pension plan assets is based on weighted average of expected long-term returns on various categories of plan assets, reflecting the current and target allocations of pension plan assets. Expected long-term return by asset category is derived from historical studies by investment advisors. If actual results differ from the assumptions or assumptions are changed, the resulting effects are accumulated and systematically recognized over future periods and, therefore, generally affect recognized expense and the recorded obligations in future periods.
As of March 31, 2005, the actual asset allocation was equity securities 53%, debt securities 34%, other 13%, compared with target asset allocation of equity securities 56%, debt securities 41%, other 3%.
The following table sets forth the effects of assumed changes in discount rates and the expected long-term rate of return for pension plans in Japan.

	Effect on shareholders’ equity	Net periodic pension cost
	as of March 31, 2005	for fiscal 2006

	(In billions of yen)
Discount rare:
0.5% increase	5.0	(0.7)
0.5% decrease	(5.6)	0.7

Expected long-term rate of return:
0.5% increase	—	(0.3)
0.5% decrease	—	0.3

A. Operating results
Fiscal 2005 compared with fiscal 2004
Operating revenue
Net sales amounted to ¥723.4 billion, a 5.0% increase over fiscal 2004. Net sales in Japan came to ¥262.1 billion, down 0.4% from fiscal 2004, and overseas net sales increased 8.3% to ¥461.3 billion. Royalty revenue decreased 13.4% from fiscal 2004 to ¥10.2 billion.
Home Electronics net sales increased 7.0% over fiscal 2004, amounting to ¥301.2 billion, primarily as a result of increased sales of plasma displays and DVD recorders, while sales of recordable DVD drives for PCs, DVD players, cable TV set-top boxes and audio products decreased. Sales of plasma displays grew both in Japan and overseas, and sales of DVD recorders increased overseas. In Japan, sales rose 11.6% to ¥88.0 billion, primarily due to a large increase in sales of plasma displays. The increase was largely attributable to expansion of OEM product sales resulting from acquisition of a plasma display production subsidiary, Pioneer Plasma Display Corporation (“PPD”). Pioneer brand plasma display sales to consumer market increased as well. Sales of recordable DVD drives, DVD recorders and audio products decreased in Japan. Sales decrease of recordable DVD drives and DVD recorders were mainly attributable to the impact of a price decline resulting from intensified competition. Overseas sales also rose 5.2% to ¥213.3 billion, due to an increase in sales worldwide of plasma displays and DVD recorders, despite a decrease in sales of audio products and DVD players worldwide, recordable DVD drives in Europe and North America and DVD-ROM drives in Europe, as well as our decision to no longer sell cable TV set-top boxes in North America. In general, the market is shifting from DVD players to DVD recorders worldwide.
Car Electronics net sales rose 3.8% to ¥303.4 billion, primarily as a result of sales growth of car navigation systems overseas. In Japan, net sales decreased 1.2% to ¥120.3 billion, mainly influenced by slow demand for car navigation systems in the consumer market, reflecting shifting demand from the consumer market to the OEM market, although car navigation systems for automobile manufacturers increased. Overseas net sales increased 7.4% to ¥183.2 billion, primarily due to increased sales of car audio products for the OEM market and car navigation systems, despite decreased sales of car audio products for the consumer market in Europe and North America. Sales of car navigation systems for the consumer market, particularly map-type DVD models grew in North America and Europe. Also, sales of car audio products for the consumer market increased in Russia and South and Central America.
Royalty revenue from Patent Licensing decreased 13.4% to ¥10.2 billion, compared to that of fiscal 2004. This was attributable to expiration of patents included in a larger portfolio of patents licensed to the optical disc industry.
Net sales for Others increased 2.9% over fiscal 2004 to ¥118.8 billion, reflecting primarily increased sales of factory automation (FA) systems and component parts for cellular phones. In Japan, net sales decreased 14.1% to ¥53.9 billion. This primarily resulted from decrease in sales of organic light-emitting diode (OLED) display panels, mainly for cellular phone manufacturers, and semiconductors for laser pickups, despite an increase in sales of FA systems. Decrease in sales of semiconductors for laser pickups is due to a sales shift from Japan to China. Overseas, net sales were up 23.3% over fiscal 2004 to ¥64.8 billion. The increase is primarily due to increased sales in China of devices for cellular phones and semiconductors for laser pickups, and in Asia of speaker devices for cellular phones, while sales of plasma displays for business use decreased in North America and Europe.

Other revenues (Revenues excluding net sales and royalty revenue)
Other revenues include interest income and other income. Interest income increased from ¥1.4 billion to ¥1.9 billion due to increased return on short-term investment of proceeds from convertible bonds issued in March 2004. Other income increased from ¥0.5 billion to ¥3.4 billion, mainly due to a ¥2.3 billion gain on sale of available for sale securities.
Net loss from transfer of the substitutional portion of employee welfare pension plan
In fiscal 2005, we transferred the benefit obligation of the substitutional portion of employee welfare pension plan in Japan and related portion of the plan assets to the Japanese government. The transfer resulted in recording of a ¥48.7 billion gain as subsidy from the government. At the same time, we recognized an expense of ¥49.5 billion mainly for settlement loss of the substitutional portion, and allocated ¥25.3 billion to cost of sales and ¥24.2 billion to selling, general and administrative (SGA) expenses. Note 10 of the notes to consolidated financial statements provides detailed information.
Cost and expenses
Cost of sales increased to ¥584.1 billion from fiscal 2004’s ¥487.3 billion. After excluding ¥25.3 billion of one-time pension cost recognized as a result of the transfer of the substitutional portion of employee welfare pension plan to the Japanese government, cost of sales represented 76.2% of operating revenue, up by 6.7 percentage points from fiscal 2004’s 69.5%. The increase is primarily due to the adverse effects of harsh price competition, particularly for Home Electronics products such as plasma displays, DVD recorders and recordable DVD drives. We estimate that the average selling prices for these products dropped 20—30% during fiscal 2005. Clearing out inventory for cable TV set-top boxes in North America at reduced prices also had an adverse effect on gross profit margin. Gross profit margin in the Car Electronics business also decreased. Gross profit margin decreased for car navigation systems in the consumer market in Japan, and the decline in sales prices of car CD players worldwide decreased gross profit margin as well. Increased provision for inventory reserve, mainly for excess stock of Home Electronics products, was another reason for the higher cost of sales.
SGA expenses increased to ¥195.7 billion from fiscal 2004’s ¥166.4 billion. The difference was ¥5.1 billion after excluding ¥24.2 billion one-time pension cost resulting from the transfer of the substitutional portion of employee welfare pension plan. Increase in shipping and handling cost and warranty cost accounted for the majority of the increase. Shipping and handling cost increased by ¥1.5 billion in line with the increase in shipment of the number of plasma display units. Provision for warranty reserve increased by ¥2.0 billion due to extension of warranty period for plasma displays as a part of a sales promotion measure.
R&D expenditures, which are included in cost of sales and SGA expenses, increased 8.6% to ¥55.9 billion, representing 7.6% of operating revenue. The increase reflected R&D activities to enhance our technological advantage in our strategic products such as car navigation systems, plasma displays, DVD recorders and OLED displays.
Loss on sale and disposal of fixed assets decreased by ¥3.4 billion. The decrease was attributable mainly to losses recorded in fiscal 2004 for relocation and replacement of production facilities for the purpose of improving production efficiencies, mainly in DVD products and plasma display panels.

Other deductions increased from ¥1.6 billion to ¥6.3 billion. The difference is mainly due to ¥4.5 billion impairment losses recognized in fiscal 2005. An impairment loss of ¥3.4 billion was recorded for production facilities of PPD due to the downward revision of sales forecast for PPD’s products after the acquisition. This downward revision resulted from decreased orders from our main OEM customers in the second half of fiscal 2005, reflecting changes in business circumstances. We also recorded a ¥0.6 billion impairment loss on assets used in manufacturing cable TV set-top boxes as a result of our decision to no longer sell cable TV set-top boxes in North America. Also, an impairment loss of ¥0.5 billion was recorded for production facilities of a foreign subsidiary, for which closure is planned as a part of reorganization of overseas production sites. Another reason for the difference was the losses incurred in connection with our decision not to sell cable TV set-top boxes in North America any longer. ¥1.8 billion was recorded for asset disposal, employee termination benefits and contract termination costs, in addition to the impairment loss discussed above.
Income (loss) before income taxes
As a result of factors discussed above, we posted ¥0.2 billion loss before income taxes in fiscal 2005, compared with income of ¥41.8 billion in fiscal 2004.
Income taxes
In fiscal 2005, the provision for income taxes was ¥4.8 billion against ¥0.2 billion loss before taxes. The relationship between loss before taxes and tax expense was distorted mainly due to valuation allowance set up for deferred tax assets of the subsidiaries which posted losses. In fiscal 2004, income taxes as a percentage of pre-tax income was 44.4%, which was 2.4% higher than the normal statutory tax rate of 42.0% in Japan.
Equity in losses of affiliated companies
Equity in losses of affiliated companies was ¥3.1 billion in fiscal 2005, compared with ¥2.2 billion in fiscal 2004. The increase in loss is mainly attributable to the increase in loss incurred by ELDis, Inc., which manufactures and markets thin film transistor substrates for active-matrix OLED display panels.
Net income (loss)
Net loss in fiscal 2005 was ¥8.8 billion, compared with net income of ¥24.8 billion posted in fiscal 2004. Basic net loss per share of common stock in fiscal 2005 was ¥50.11, compared with net income per share of ¥141.58 in fiscal 2004.

Fiscal 2004 compared with fiscal 2003
Operating revenue
Net sales amounted to ¥689.1 billion, a 3.7% increase over fiscal 2003. Net sales in Japan came to ¥263.3 billion, up 3.4% from fiscal 2003, and overseas net sales increased 3.8% to ¥425.8 billion.
Home Electronics net sales increased 1.3% over fiscal 2003, amounting to ¥281.5 billion, primarily as a result of increased sales of plasma displays, DVD recorders and recordable DVD drives for PCs, while sales of DVD players, set-top boxes and audio products decreased. Sales of plasma displays grew overseas while sales in Japan decreased. Sales of DVD recorders, particularly models with a hard disk drive, increased both in Japan and overseas to more than twice the levels in fiscal 2003 in terms of units sold, while the amount of net sales did not grow so fast because of declining average selling prices. Sales of recordable DVD drives increased overseas. In Japan, Home Electronics sales decreased by 9.2% to ¥78.8 billion as a result of decreased sales of plasma displays and DVD players, although sales of DVD recorders increased. Overseas, sales increased by 6.0% to ¥202.7 billion. This primarily reflects a large increase in the sale of plasma displays in each overseas market, DVD recorders in North America and Europe, and recordable DVD drives in Europe and Asia, offsetting sales declines of digital cable TV set-top boxes in North America, digital broadcast set-top boxes in Europe and audio products in North America and Europe.
Car Electronics net sales rose 3.9% to ¥292.2 billion, primarily as a result of sales growth of car navigation systems. In Japan, net sales increased 15.1% to ¥121.7 billion, mainly due to increased sales of car navigation systems in the consumer market and to automobile manufacturers. Sales of car audio products to automobile manufacturers increased as well. Overseas net sales decreased 2.8% to ¥170.5 billion, primarily due to decreased sales of car audio products to automobile manufacturers in North America. Sales of car navigation systems rose in North America and Europe, and sales of car audio products increased in other regions.
Royalty revenue from Patent Licensing decreased 6.1% to ¥11.8 billion, compared to that of fiscal 2003. This was attributable to expiration of our optical disc-related patents in certain regions.
Net sales for Others rose 9.3% over fiscal 2003 to ¥115.4 billion, reflecting primarily increased sales of FA systems, OLED display panels and other component parts. In Japan, net sales increased slightly by 1.1% to ¥62.8 billion. This primarily resulted from increased sales of cellular phone-related devices, mainly OLED display panels, partially offset by a decrease in sales of commercial karaoke products resulting from the sale of karaoke business subsidiaries in fiscal 2003. Overseas, net sales were up 21.0% over fiscal 2003 to ¥52.6 billion, primarily due to increased sales of FA systems, mainly optical disc manufacturing systems in Asia. The increasing popularity of DVDs as recording media is a major factor of increased orders for the optical disc manufacturing systems. Sales of semiconductors related to laser pickups in China and business-use plasma displays worldwide increased as well.
Other revenues (Revenues excluding net sales and royalty revenue)
Interest income decreased from ¥2.2 billion to ¥1.4 billion reflecting lower interest rates on short-term investment, mainly in the United States of America. Also, other revenues in fiscal 2003 included a ¥0.8 billion gain on sale of subsidiaries’ stock resulting from the sale of karaoke business subsidiaries in fiscal 2003.

Cost and expenses
Cost of sales increased to ¥487.3 billion from fiscal 2003’s ¥473.2 billion, consistent with the increase in net sales. However, cost of sales as a percentage of operating revenue declined 0.4 percentage points to 69.5%, despite the adverse effects of keen price competition, particularly for Home Electronics products such as plasma displays and DVD recorders. Gross profit margin in the Car Electronics business improved as a result of cost reductions in car navigation systems. For recordable DVD drives, gross profit margin improved as well. Also, exchange rate fluctuations favorably affected gross profit margin. A weaker yen against the euro increased net sales in terms of yen, and a stronger yen against currencies in Asian countries, where our major production facilities are located, reduced production costs in terms of yen.
SGA expenses decreased by 1.4% or ¥2.3 billion over fiscal 2003 to ¥166.4 billion. This primarily reflected decreases in personnel-related expenses, special retirement allowances and various operating expenses. Personnel-related expenses decreased by ¥1.9 billion, reflecting the sale of karaoke business subsidiaries in fiscal 2003. The decrease of special retirement allowances was due to ¥1.4 billion special termination benefits recorded by Tohoku Pioneer Corporation for its voluntary early retirement plan implemented in June 2002. Such benefits were not incurred in fiscal 2004. In addition to these decreases, reductions in various operating expenses caused an overall decrease of SGA expenses, offsetting the unfavorable impact of a $14 million one-time payment to Gemstar-TV Guide International, Inc. to resolve pending litigation, ¥2.0 billion provided for estimated costs for free inspection and repair of certain plasma displays, and a ¥1.7 billion increase in advertising expenses. The ratio of SGA expenses to operating revenue decreased by 1.2 percentage points to 23.7%.
R&D expenditures, which are included in cost of sales and SGA expenses, increased 13.4% to ¥51.5 billion, representing 7.3% of operating revenue. The increase primarily reflected R&D activities to enhance our technological advantage in our strategic products such as car navigation systems, plasma displays, DVD recorders and OLED displays.
Loss on sale and disposal of fixed assets decreased by ¥1.1 billion. The decrease was mainly attributable to losses recorded in fiscal 2003 for the conversion of optical disc production facilities at the Yamanashi Plant, Japan into plasma display panel production facilities.
Other deductions decreased from ¥3.4 billion to ¥1.6 billion. Foreign exchange loss decreased by ¥0.8 billion to a ¥1.2 billion loss from ¥2.0 billion loss in fiscal 2003. The losses in fiscal 2004 primarily arose from conversion of U.S. dollar receivables into yen due to the yen’s appreciation against the U.S. dollar during fiscal 2004, although such losses decreased when compared with losses incurred in fiscal 2003. Write-down of investments decreased by ¥1.2 billion to ¥0.2 billion from ¥1.4 billion losses recorded in fiscal 2003. During fiscal 2004, the prices of stock in our portfolio recovered, and significant write-downs were not recorded.
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
Equity in losses of affiliated companies
Equity in losses of affiliated companies was ¥2.2 billion in fiscal 2004 compared with ¥3.1 billion in fiscal 2003. The decrease in loss is mainly attributable to the decrease of research and development costs incurred by ELDis, Inc.
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
Business Segments

	Year ended March 31, 2005
					Corporate and
	Home Electronics	Car Electronics	Patent Licensing	Others	Eliminations	Consolidated

	(In millions of yen)
Operating revenue:
Unaffiliated customers	¥301,228	¥303,410	¥10,237	¥118,773	—	¥733,648
Inter-segment	1,960	1,321	1,362	39,725	¥(44,368)	—

Total	¥303,188	¥304,731	¥11,599	¥158,498	¥(44,368)	¥733,648

Segment income (loss)	¥(22,127)	¥18,591	¥9,389	¥(272)	¥(2,989)	¥2,592
Identifiable assets	¥227,567	¥167,346	¥2,852	¥106,101	¥221,301	¥725,167
Depreciation and amortization	¥21,388	¥12,514	¥311	¥9,299	¥3,478	¥46,990
Capital expenditures (additions to fixed assets)	¥32,261	¥12,358	—	¥10,299	¥9,568	¥64,486

	Year ended March 31, 2004
					Corporate and
	Home Electronics	Car Electronics	Patent Licensing	Others	Eliminations	Consolidated

	(In millions of yen)
Operating revenue:
Unaffiliated customers	¥281,482	¥292,187	¥11,821	¥115,395	—	¥700,885
Inter-segment	1,399	2,460	2,057	36,860	¥(42,776)	—

Total	¥282,881	¥294,647	¥13,878	¥152,255	¥(42,776)	¥700,885

Segment income	¥3,247	¥29,963	¥11,398	¥2,273	¥292	¥47,173
Identifiable assets	¥182,001	¥158,913	¥3,447	¥109,582	¥268,599	¥722,542
Depreciation and amortization	¥15,858	¥13,798	¥362	¥8,272	¥2,621	¥40,911
Capital expenditures (additions to fixed assets)	¥32,783	¥13,648	¥248	¥7,340	¥4,434	¥58,453

Note:	Effective from fiscal 2005, the Company presented segment income (loss) as operating revenue less cost of sales, selling, general and administrative expenses and subsidy from the government recognized in fiscal 2005 in connection with transfer of substitutional portion of employee welfare pension plan to Japanese government. Previously reported amounts for fiscal 2004 have been reclassified accordingly.

Income (loss) by business segments
Home Electronics segment recorded a loss of ¥22.1 billion, compared to income of ¥3.2 billion in fiscal 2004. Despite increased sales, mainly for plasma displays and DVD recorders, lowered prices for DVD products, AV systems and plasma displays worsened gross profit margins. Clearing out inventory for cable TV set-top boxes in North America at reduced prices also had an adverse effect to gross profit margin.
Car Electronics segment recorded a profit of ¥18.6 billion, down 38.0% from ¥30.0 billion in fiscal 2004. Worsened gross profit margin was the main reason. Gross profit margin decreased for car navigation systems in the consumer market in Japan, and prices of car CD players fell worldwide.
Patent licensing posted ¥9.4 billion profit, down 17.6% from ¥11.4 billion in fiscal 2004. Decrease in royalty revenue is the reason for the drop in profit.
Others recorded a loss of ¥0.3 billion, compared with ¥2.3 billion profit in fiscal 2004. Although profit for factory automation systems increased due to increased sales, profitability for business-use plasma displays and organic light-emitting diode display panels suffered from decreased sales.

Geographic Segments

	Year ended March 31, 2005
					Corporate and
	Japan	North America	Europe	Other Regions	Eliminations	Consolidated

	(In millions of yen)
Operating revenue:
Unaffiliated customers	¥300,722	¥171,961	¥149,117	¥111,848	—	¥733,648
Inter-area	294,922	5,405	805	176,198	¥(477,330)	—

Total	¥595,644	¥177,366	¥149,922	¥288,046	¥(477,330)	¥733,648

Segment income (loss)	¥(9,010)	¥(1,716)	¥(308)	¥7,029	¥6,597	¥2,592
Identifiable assets	¥315,252	¥60,799	¥60,463	¥112,312	¥176,341	¥725,167
Depreciation and amortization	¥31,880	¥2,394	¥2,444	¥6,794	¥3,478	¥46,990
Capital expenditures (additions to fixed assets)	¥44,730	¥1,953	¥1,005	¥7,230	¥9,568	¥64,486

	Year ended March 31, 2004
					Corporate and
	Japan	North America	Europe	Other Regions	Eliminations	Consolidated

	(In millions of yen)
Operating revenue:
Unaffiliated customers	¥294,198	¥168,194	¥145,390	¥93,103	—	¥700,885
Inter-area	278,071	8,082	967	182,929	¥(470,049)	—

Total	¥572,269	¥176,276	¥146,357	¥276,032	¥(470,049)	¥700,885

Segment income	¥22,003	¥11,487	¥2,015	¥9,511	¥2,157	¥47,173
Identifiable assets	¥233,601	¥46,034	¥61,754	¥99,237	¥281,916	¥722,542
Depreciation and amortization	¥26,014	¥2,450	¥2,130	¥7,696	¥2,621	¥40,911
Capital expenditures (additions to fixed assets)	¥40,314	¥2,650	¥2,113	¥8,942	¥4,434	¥58,453

Notes:	1.	Operating revenue reported in geographic segment information above represents that of Pioneer and its domestic subsidiaries in Japan, and each subsidiary in North America, Europe, and Other Regions.

2.
Effective from fiscal 2005, the Company presented segment income (loss) as operating revenue less cost of sales, selling, general and administrative expenses and subsidy from the government recognized in fiscal 2005 in connection with transfer of substitutional portion of employee welfare pension plan to Japanese government. Previously reported amounts for fiscal 2004 have been reclassified accordingly.

B. Liquidity and capital resources
Cash flows
Summarized Consolidated Statements of Cash Flows

	Year ended March 31
	2004	2005
	(In millions of yen)
Net cash provided by operating activities	¥60,378	¥19,946
Net cash used in investing activities	(52,754)	(93,516)
Net cash provided by (used in) financing activities	51,827	(4,019)

Effect of exchange rate changes on cash and cash equivalents	(9,512)	1,851

Net increase (decrease) in cash and cash equivalents	¥49,939	¥(75,738)

Net cash provided by operating activities in fiscal 2005 was ¥19.9 billion, a decrease of ¥40.4 billion compared to fiscal 2004. Net loss and changes in operating assets and liabilities were the primary cause for the decreased cash flows from operating activities. Among operating assets and liabilities, trade receivables increased due to increases in net sales. Inventories decreased primarily for plasma displays, AV systems, recordable DVD drives for PCs and factory automation systems, reflecting our effort to control and reduce inventories.
Net cash used in investing activities was ¥93.5 billion for fiscal 2005, an increase of ¥40.8 billion compared to ¥52.8 billion in fiscal 2004. The difference was mainly the result of payments for an acquisition of a plasma display production subsidiary, and an increase in the investments for expansion of plasma display production facilities.
Net cash used in financing activities was ¥4.0 billion, compared with ¥51.8 billion cash provided in fiscal 2004. Financing activities in fiscal 2004 included issuance of zero coupon convertible bonds (bonds with stock acquisition rights) due 2011 with net proceeds of ¥60.5 billion. In fiscal 2005, cash was used primarily for reducing long-term debt, payment of dividends and repurchase of shares of Pioneer’s common stock. On the other hand, short-term borrowings increased. Cash used in reducing long-term debt including capital lease obligations was ¥6.2 billion. Cash used in dividend payments amounted to ¥4.4 billion, almost the same level of fiscal 2004. Also, ¥2.0 billion was used for repurchase of shares of Pioneer’s common stock.
As a result of these activities and the effect of changes in exchange rate on cash and cash equivalents of overseas subsidiaries, cash and cash equivalents decreased by ¥75.7 billion to ¥116.7 billion at the end of fiscal 2005, from ¥192.4 billion at the end of fiscal 2004.

Capital requirements
Our requirements for operating capital primarily are for the purchase of raw materials and parts for manufacturing our products. Also, operating expenses, including manufacturing expenses and selling, general and administrative expenses, require a substantial amount of operating capital. Payroll and payroll-benefits, and marketing expenses, such as those for advertising and sales promotion, account for a primary portion of operating expenses. Our expenditure for R&D is recorded as a part of various operating expenses, and payroll for R&D-related personnel accounts for a material portion of R&D expenses.
We believe that our ability to generate positive operating cash flows and liquidity discussed in the following financial management section provide sufficient resources to fund future operating capital requirements and capital expenditures.
Financial management
At present, funds required for operating capital and capital expenditure are generally financed through internally generated cash and debt or equity financing. With regard to debt financing, short-term debt financing with maturity of one year or less is utilized to fund operating capital requirements. Short-term borrowing is generally arranged locally by each consolidated subsidiary based on its capital requirements. As of March 31, 2005, short-term borrowings of ¥33.2 billion were principally in Japanese yen, U.S. dollar, and euro. On the other hand, to finance long-term funding requirements such as investment in production facilities, financing through debt and equity securities markets are arranged in Japan, and long-term borrowing from financial institutions is arranged locally by each consolidated subsidiary. As of March 31, 2005, substantially all of the long-term debt of ¥100.5 billion, including the portion due within one year, was comprised of ¥61.8 billion zero coupon convertible bonds due 2011 including ¥1.8 billion unamortized issue premium, ¥15.0 billion unsecured bonds due 2005, ¥10.0 billion unsecured bonds due 2008, and capital lease obligations and other loans arranged locally.
During fiscal 2004, we issued zero coupon convertible bonds due 2011 in aggregate principal amount of ¥60.0 billion to finance capital requirements for expansion of plasma display business and enhancement of distribution channels.
During fiscal 2005, we repurchased 1,000,000 shares of Pioneer’s common stock in the market for ¥2.0 billion pursuant to the resolution of the board of directors in March 2005.
We believe that our sound financial position and ability to generate positive operating cash flows, together with uncommitted and unused credit lines of ¥235.1 billion, provide sufficient resources to fund future requirements for operating capital and for capital expenditures to sustain the growth of Pioneer. Also, the parent company and its four subsidiaries in Japan and China have entered a three-year global credit facility agreement for the amount of ¥70.0 billion effective from May 2005. This will ensure that these companies in Japan and China have an efficient and stable financing for their operational funding needs.

C. Research and development, patents and licenses, etc.
Our R&D activities have played a crucial role in the development of our business. Our R&D program currently centers on high-density recording, flat-panel displays, digital signal processing, information/communications, and core LSIs. In fiscal 2003, 2004 and 2005, our R&D expenses were ¥45,388 million, ¥51,483 million and ¥55,897 million, respectively, or 6.7%, 7.3% and 7.6%, respectively, of our operating revenue. We currently plan to continue to spend more than 6% of operating revenue on R&D each year.
Our research and development of new technologies is carried out mainly in Japan at the Corporate Research & Development Laboratories, as well as the Optical Disc & Systems Development Center, Information & Communication Development Center, PDP Development Center and Mobile Systems Development Center. At Pioneer Research Center USA, Inc. (“PRA”), one of our overseas wholly-owned subsidiaries, we are also actively engaged in research of new technologies, and development of system software related to digital TV and of digital network technologies. At another wholly-owned overseas subsidiary in the United Kingdom, Pioneer Digital Design Centre, Ltd., we are researching cutting-edge technologies related to digital TV for use in Europe. Product development and production improvement activities are the responsibility of each business unit, and are carried out in our various manufacturing facilities both in Japan and overseas.
Venturing to Innovate Flexible Displays
The Integrative Industry-Academia Partnership, including Mitsubishi Chemical Corporation, Rohm Co., Ltd. and Pioneer Corporation, with Kyoto University at the core, has developed two components for flexible displays: an organic light-emitting transistor (OLET) and the world’s first transparent substrate made of Bio Nanofiber with a low thermal expansion coefficient. Pioneer’s expertise in organic electronics devices has greatly contributed to this development.
The OLET has an electroluminescence (EL) function built into an organic transistor. Due to its embedded driver transistors and light-emitting devices, a display device comprised of OLETs requires substantially fewer components than a conventional organic EL display. The substrate, Bio Nanofiber Composite, reinforces transparent polymer with microscopic nanofibers derived from bacteria. It features a low thermal expansion to prevent circuit breakage or damage in the circuit mounting process. These innovations not only hold great promise to make display devices more light, flexible and durable; they also come at an opportune time for the next digital generation of new mobile devices, e-books, e-newspapers, e-posters and other display products coming through the commercial pipeline to gain traction in the global marketplace.
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

DVD recorders. Although the DVD recorder market is expanding and our sales in it are increasing, we, exposed to falling prices, increasing competitors and evolving product functionality, have found it difficult to maintain a competitive advantage in this business. In order to regain competitiveness, we plan to shorten the development time by 30% by renovating IT infrastructure and enhancing software development efficiency. We aim for twice-a-year launches of new models simultaneously worldwide. We plan to cut manufacturing lead time and reduce inventory through a new production system which integrates all stages of DVD product manufacturing, from laser pickups to finished products, at our Dongguan facilities in China. We will thereby reduce costs and timely release attractive products that meet customer demands.
Recordable DVD drives. Our recordable DVD drives for PCs generate sales. However, competitors in Taiwan and South Korea are dropping prices aggressively on increasingly competitive products, so we cannot expect a return to earlier levels of high profitability. We plan to increase our share and maintain profit margins for these products, as we will focus on slim drives for notebook computers and sell more drives to both the OEM market and the consumer market worldwide. We will also take advantage of the strong synergy between our recordable DVD drive business and our home-use DVD recorder business.
Plasma displays. The large-screen display market for plasma displays has been expanding in recent years, and there are several manufacturers in Japan and South Korea. As competition for market shares is higher, the product prices continue to decrease rapidly. In the market for displays under the 40-inch size, plasma displays are also subject to increasingly intense competition from liquid crystal displays. Currently, demand for plasma displays consists of those for standard models and high-definition models. We expect that shifting from analog TV broadcasting to digital will increase demand for high-definition plasma displays. As a result of this trend, we plan to focus on new products such as 40-inch and larger models, which have higher resolution.
Japan Electronics and Information Technology Industries Association (“JEITA”) forecasts an approximately 28% increase in consumer DVD player and DVD recorder sales worldwide, from 85 million units in 2004 to 109 million in 2009, and strong growth in recordable DVD drives from 54 million units in 2004 to 127 million units in 2007 worldwide. It also forecasts that sales of plasma displays worldwide will increase 5 times, from 2.3 million units in 2004 to 11.6 million in 2009.
Car Electronics
Severe competition in the car electronics business worldwide has led to strong downward pressure on prices. However, the popularity of car navigation systems, which we believe is a major area of our operations, continues to increase. In Japan, the increase in demand for car navigation systems has been conspicuous and the markets in North America and Europe show signs of expansion. In both markets we introduced in the spring of 2004 compact 1-DIN-sized units featuring all car navigation system functions as well as those for CD/MP3/DVD-Video playback. We plan to integrate functions for car navigation, audio/video control and information gathering inside and outside the vehicle, creating systems that are compatible with both home and mobile environments. In the car audio business, we will strengthen our activity in growing markets such as Brazil, Russia, India and China.
There is also a trend in the car electronics industry that OEM sales to car manufacturers are increasing. We intend to increase our efforts to market ourselves towards such car manufacturers and strengthen our foothold in OEM sales as well.
JEITA forecasts that sales of car navigation systems worldwide will increase approximately 2 times, from 6 million units in 2004 to 11 million in 2009.

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
Our royalty revenue from the worldwide licensing of patents relating to laser optical disc technologies has declined substantially from previous years, as a significant portion of our patents in Japan and Europe has expired. See “Item 4.B. Business overview—Nature of operations—Patent licensing” for more information on our patent licensing business.
Others
OLED displays. With the entry of other companies, market competition in OLED displays is becoming even more intense, while each company in this market is proceeding with the development of full-color OLED displays.
E. Off-balance sheet arrangements
We provide guarantees to third parties who provide loans to our affiliated companies. For each guarantee, we would have to pay the guaranteed amount, if our affiliated companies were to default on a payment within contract periods of one year to eight years. The maximum potential amount of undiscounted future payments we could be required to make under the guarantee is ¥25.4 billion as of March 31, 2005. Out of this ¥25.4 billion, ¥25.0 billion is a guarantee for ELDis, Inc. which manufactures and markets thin film transistor substrates for active-matrix OLED, which is one of our new products. ELDis, Inc. is 47.5% owned by Tohoku Pioneer Corporation, a 67% owned subsidiary and is accounted for by the equity method of accounting.

F. Tabular disclosure of contractual obligation
The following summarizes our contractual obligations at March 31, 2005.

		Payment Due by Period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(In billions of yen)
Contractual obligations:
Long-term debt	98.7	19.3	6.0	11.4	62.0
Operating leases	19.7	6.3	8.5	2.3	2.6
Purchase commitment	4.0	4.0
Interest payments	1.9	0.7	0.9	0.2	0.1
Contribution to defined benefit plans	6.5	6.5

Notes:	1.	Total long-term debt of ¥98.7 billion does not include ¥1.8 billion unamortized issue premium on convertible bonds.

	2.	Long-term debt includes capital lease obligations.

	3.	Contractual obligations do not include ¥0.7 billion deferred income which is presented as other long-term liabilities on the consolidated balance sheet.

	4.
The amount that the Company will contribute under its defined pension plans are based on a number of factors, primarily rate of salary increase and the number of employees. As such, the Company has estimated the amount of such contribution for the year ending March 31, 2006 and not the contribution for the years thereafter.

The ¥4.0 billion purchase commitment outstanding as of March 31, 2005 was for property, plant and equipment and advertising. This included a part of our ¥47.0 billion capital expenditure plan in fiscal 2006. The planned decrease in capital expenditures from ¥63.9 billion in fiscal 2005 mainly reflects decrease of investment in production facilities for plasma displays.
New Accounting Standards
Inventory Costs
In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies the language used in Accounting Research Bulletin No. 43 with respect to accounting for abnormal amounts of idle facility expenses, freight, handling costs and spoilage. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005, and is required to be adopted by the Company effective April 1, 2006. The adoption of this standard is not expected to have any material impact on the Company’s consolidated statements of operations or financial position.
Exchanges of Nonmonetary Assets
In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of Accounting Principles Board (“APB”) Opinion No. 29,” which will become effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. APB Opinion No. 29 generally requires that exchanges of nonmonetary assets be measured based on fair value of the assets exchanged but provided an exception for nonmonetary exchanges of similar productive assets, which did not result in a change in carrying value for the new asset acquired even if the cash flows resulting from the exchange would change significantly. SFAS No. 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Nonmonetary exchanges lack commercial substance if the cash flows to the entity will not change significantly as a result of the exchange. The adoption of this standard is not expected to have any material impact on the Company’s consolidated statements of operations or financial position.
Share-Based Payment
In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment.” The revised SFAS No. 123 supersedes APB Opinion No. 25, which requires recognition of an expense when goods or services are provided, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25, and allowed under the original provisions of SFAS No. 123. The adoption of this standard is not expected to have any material impact on the Company’s consolidated statements of operations or financial position because the Company accounts for its stock-based compensation agreements using the fair value based method, not the intrinsic value method prescribed by APB Opinion No. 25.
The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments
In March 2004, the EITF confirmed as a consensus EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). The objective of this issue is to provide guidance on determining when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. In September 2004, the FASB issued FASB Staff Position EITF 03-1-1 that delays the effective date for the measurement and recognition guidance included in EITF 03-1. The disclosures required by EITF 03-1 have not been deferred and are effective for the annual periods ending after June 15, 2004.
Accounting for Conditional Asset Retirement Obligations
In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143” FIN No.47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. SFAS No. 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company has not completed the study of what effect FIN No. 47 will have on its financial position and results of operations.
Accounting Changes and Error Corrections
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 replaces APB No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial

Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle. SFAS No. 154 also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier adoption permitted. Accordingly, the Company can not reasonably estimate the ultimate impact of SFAS No. 154.
Item 6. Directors, Senior Management and Employees
A. Directors and senior management
Pioneer’s Directors, Executive Officers and Corporate Auditors as of September 1, 2005, and their pertinent information, such as position and business experience, are as follows:
Directors

Name	Current Position
(Date of birth)	(Month and year of expiration)	Prior Position
Kanya Matsumoto (June 12, 1930)	Chairman and Representative Director (June 2006)	June 1996: Vice Chairman and Representative Director

Kaneo Ito (Apr. 30, 1936)	President and Representative Director; Chief Executive Officer (June 2006)	June 1991: Senior Managing Director and Representative Director; General Manager of International Business Group; and in charge of overseas operations and Public Relations Division

Tamihiko Sudo (Apr. 28, 1947)	Executive Vice President and Representative Director; Chief Financial Officer; and in charge of Corporate Strategy Planning Group, Corporate Management Group, Export Management and Quality Control in general
	(June 2006)	June 2004: Senior Managing Director and Representative Director; President of Pioneer’s Mobile Entertainment Company

Akira Niijima (Mar. 9, 1944)	Senior Managing Director and Representative Director; in charge of Japanese domestic subsidiaries (June 2006)	June 2004: Senior Managing Director and Representative Director; Chief Financial Officer; and in charge of administration and export management in general

Name	Current Position
(Date of birth)	(Month and year of expiration)	Prior Position
Hajime Ishizuka (May 3, 1947)	Senior Managing Director and Representative Director; President of Pioneer’s Home Entertainment Business Company and AV Business Company; and in charge of Procurement Group (June 2006)	June 2003: Director; President of Pioneer’s Components Business Company; and in charge of International Business Division

Osamu Yamada (Mar. 16, 1944)	Senior Managing Director; General Manager of Research & Development Group and Corporate Research & Development Laboratories (June 2006)	June 2003: Managing Director; General Manager of Research & Development Group and Corporate Research & Development Laboratories

Tadahiro Yamaguchi (Mar. 24, 1946)	Managing Director; Executive Vice President of Pioneer’s Plasma Display Business Company (in charge of technologies and production); and Plant Manager of Ohmori Plant (June 2006)	June 2002:
Managing Director; Executive Vice President of Pioneer’s Home Entertainment Company (in charge of technologies, production and quality control); in charge of Cable & Satellite Systems Division; and Plant Manager of Tokorozawa Plant

Satoshi Matsumoto (Apr. 15, 1954)	Managing Director; General Manager of Environmental Preservation Group and Environmental Preservation Division (June 2006)	June 2002: Managing Director; General Manager of Environmental Preservation Division

Koichi Shimizu (Feb. 3, 1944)	Managing Director; Chairman of Pioneer China Holding Co., Ltd. (June 2006)	June 2004: Managing Director; in charge of technologies, production and quality control in general; General Manager of Procurement Center; and in charge of Strategic IT Division

Yoichi Sato (Jan. 15, 1950)	Managing Director; Deputy General Manager of Research & Development Group and General Manager of PDP Development Center (June 2006)	July 2004: Executive Officer; Deputy General Manager of Research & Development Group and General Manager of PDP Development Center

Name	Current Position
(Date of birth)	(Month and year of expiration)	Prior Position
Akira Haeno (Feb. 14, 1949)	Managing Director; President of Pioneer’s Mobile Entertainment Company (June 2006)	June 2004: Executive Officer; Plant Manager of Kawagoe Plant; and General Manager of Production Division of Kawagoe Plant of Pioneer’s Mobile Entertainment Company

Tatsuhiro Ishikawa (Apr. 4, 1939)	Director (June 2006)	Dec. 2001 to present: Attorney-at-Law

Shunichi Sato (Feb. 10, 1941)	Director (June 2006)	Apr. 2000: Japanese Ambassador Extraordinary and Plenipotentiary to Belgium
Executive Officers

Name	Current Position
(Date of birth)	(Month and year of expiration)	Prior Position
Masaru Saotome (Aug. 20, 1944)	Senior Managing Executive Officer; President of Pioneer’s Plasma Display Business Company (June 2006)	June 2003: Senior Managing Executive Officer; Executive Vice President of Pioneer’s Home Entertainment Company (in charge of sales and marketing); and General Manager of Display Business Division

Kazunori Yamamoto (Oct. 21, 1942)	Senior Managing Executive Officer; General Manager of International Business Group (June 2006)	June 2001: Senior Executive Officer; President of Pioneer North America, Inc.

Seiichiro Kurihara (Mar. 15, 1943)	Senior Executive Officer; General Manager of Intellectual Property Division of Research & Development Group (June 2006)	June 2001: Executive Officer; General Manager of Intellectual Property Division

Masao Kawabata (Aug. 10, 1948)	Senior Executive Officer; General Manager of Corporate Branding and Communications Division (June 2006)	June 2001: Executive Officer; General Manager of Corporate Communications Division

Name	Current Position
(Date of birth)	(Month and year of expiration)	Prior Position
Yoshio Taniyama (Nov. 9, 1948)	Senior Executive Officer; General Manager of Corporate Planning Division (June 2006)	June 2001: Executive Officer; General Manager of Finance Division

Hideki Okayasu (May 12, 1950)	Senior Executive Officer; General Manager of Finance and Accounting Division (June 2006)	June 2001: Executive Officer; General Manager of Accounting Division

Buntarou Nishikawa (Mar. 24, 1946)	Executive Officer; Executive Vice President of Pioneer’s Mobile Entertainment Company; and General Manager of OEM Sales Division (June 2006)	June 2001: Executive Officer; General Manager of Domestic Sales Division of Pioneer’s Mobile Entertainment Company

Osamu Takada (July 27, 1948)	Executive Officer; General Manager of Personnel Division (June 2006)	June 1998: General Manager of Personnel Division

Sumitaka Matsumura (Oct. 10, 1948)	Executive Officer; Deputy General Manager of Research & Development Group; and in charge of Optical Disc & Systems Development Center (June 2006)	Jan. 2001: Deputy General Manager of Research & Development Group; and General Manager of AV & Network Development Center

Chojuro Yamamitsu (Mar. 26, 1946)	Executive Officer; Deputy General Manager of Environmental Preservation Group (in charge of Eco Products) (June 2006)	Sept. 2002:
Executive Officer; Deputy General Manager of Research & Development Group; General Manager of Engineering; and in charge of Information & Communication Development Center and PDP Development Center

Kenji Sato (Aug. 29, 1947)	Executive Officer; General Manager of General Administration Division (June 2006)	June 1998: General Manager of General Administration Division

Susumu Kotani (Apr. 12, 1950)	Executive Officer; Chairman & Managing Director of Pioneer Europe NV (June 2006)	Sept. 2002: Managing Director of Pioneer Europe NV

Name	Current Position
(Date of birth)	(Month and year of expiration)	Prior Position
Tsutomu Haga (June 2, 1948)	Executive Officer; President & Chief Operating Officer of Pioneer North America, Inc. (June 2006)	July 2003: President & Chief Operating Officer of Pioneer Electronics (USA) Inc.

Kenji Tokuyama (Dec. 16, 1945)	Executive Officer; Executive Vice President of Plasma Display Business Company (in charge of OEM); and President of Pioneer Plasma Display Corporation (June 2006)	Jan. 2003: President of NEC Plasma Display Corporation

Kaoru Sato (July 27, 1948)	Executive Officer; Vice President of Home Entertainment Business Company; and Plant Manager of Tokorozawa Plant (June 2006)	June 2004: President of Components Business Company of Home Entertainment Business Company

Keiichi Yamauchi (Apr. 12, 1952)	Executive Officer; General Manager of Mobile Systems Development Center of Research & Development Group (June 2006)	Nov. 2003: General Manager of Mobile Systems Development Center of Research & Development Group

Kazumi Kuriyama (Sept. 12, 1953)	Executive Officer; Deputy General Manager of Corporate Research & Development Laboratories of Research & Development Group (June 2006)	Sept. 2002: General Manager of Nano Process Technology Department of Corporate Research & Development Laboratories of Research & Development Group
Corporate Auditors

Name	Current Position
(Date of birth)	(Month and year of expiration)	Prior Position
Makoto Koshiba (Nov. 21, 1943)	Corporate Auditor (full time) (June 2007)	Sept. 1999: Director; General Manager of Accounting Division; in charge of Finance Division

Shinji Yasuda (June 10, 1945)	Corporate Auditor (full time) (June 2007)	July 2001: Director; Managing Director of Pioneer China Holding Co., Ltd.

Name	Current Position
(Date of birth)	(Month and year of expiration)	Prior Position
Terumichi Tsuchida (Aug. 22, 1921)	Corporate Auditor (June 2008)	July 1998 to present: Advisor of Meiji Yasuda Life Insurance Company

Isao Moriya (Sept. 5, 1937)	Corporate Auditor (June 2007)	Mar. 1968 to present: Certified Public Accountant

Keiichi Nishikido (May 2, 1953)	Corporate Auditor (June 2007)	Jan. 1994 to present: Attorney-at-Law; Managing Partner of Kohwa Sohgoh Law Offices, Japan
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
Mr. Kaneo Ito is married to a first cousin of Mr. Kanya Matsumoto. Mr. Satoshi Matsumoto is a nephew of Mr. Kanya Matsumoto. Mr. Yoshio Taniyama is a first cousin of Mr. Kanya Matsumoto and a brother-in-law of Mr. Kaneo Ito.
B. Compensation
The aggregate amount of compensation (including bonuses and stock-based compensation) paid by Pioneer to all Directors, Executive Officers and Corporate Auditors of Pioneer as a group for fiscal 2005 totaled ¥1,136 million. Also, as part of Pioneer’s incentive compensation, Pioneer has issued share acquisition rights for its shares of common stock to Directors, Executive Officers, and certain employees, and certain directors/officers of certain of its subsidiaries from fiscal 2003. See “Item 6.E. Share ownership” for further information.
The aggregate amount set aside as lump-sum severance indemnities by Pioneer during fiscal 2005 for Directors, Executive Officers and Corporate Auditors of Pioneer totaled ¥790 million. The aggregate amount is calculated by the formula as defined in the regulations of Pioneer concerning the retirement allowance. Provision is made for lump-sum severance payments for Directors, Executive Officers and Corporate Auditors of Pioneer on a basis considered adequate for such future payments as may be approved by the shareholders. (See Note 10 in “Notes to Consolidated Financial Statements.”)
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

Significant Differences in Corporate Governance Practices Between Pioneer Corporation and U.S. Companies Listed on the NYSE
Companies listed on the NYSE must comply with certain listing standards regarding corporate governance (“NYSE Corporate Governance”). Listed companies that are foreign private issuers, such as Pioneer, however, are permitted to follow home country practices in lieu of NYSE Corporate Governance. Pioneer’s corporate governance practices which comply with Japanese laws, regulations and stock exchange rules, and NYSE Corporate Governance followed by U.S. listed companies have the following significant differences:
Directors
Pioneer currently has two (2) non-executive directors on its board of directors who satisfy the requirements of “outside directors” under the Commercial Code of Japan. “Outside director” is defined as a director who does not engage in the execution of business operations of a company and who (i) has not been a director responsible for the execution of business operations, executive officer, manager or employee of the company or any of its subsidiaries, and (ii) is not a director responsible for the execution of business operations or executive officer of any subsidiary of the company, and (iii) is not a manager or other employee of the company or any of its subsidiaries. The Commercial Code of Japan and related legislation (including the Law concerning Exceptional Measures to the Commercial Code with respect to Auditing, etc. of Joint Stock Corporations (the “Special Exception Law”), and collectively, the “Code”) do not require Japanese companies with boards of corporate auditors, such as Pioneer, to have any independent (in the meaning given by the NYSE listing standards) or outside (in the meaning given by the Code) directors on their boards of directors. Consistent with most Japanese companies, but unlike NYSE Corporate Governance, Pioneer’s non-management directors do not hold regularly scheduled sessions without management. Moreover, the Code does not require, and accordingly Pioneer does not have, an internal corporate body or committee comprised of only independent or outside directors.
Committees
Under the Code, Pioneer has elected to structure its corporate governance system as a company with a board of corporate auditors, which has a statutory duty to monitor, review and report on the administration of the affairs as well as accounts of Pioneer. Pioneer, consistent with other Japanese companies with boards of corporate auditors, but unlike NYSE Corporate Governance, does not have specified committees, including those that are responsible for director nomination, corporate governance and executive compensation.
Pursuant to the Code, Pioneer’s board of directors nominates and submits a proposal for election of directors for shareholder approval. The shareholders elect directors by a simple majority of votes at Pioneer’s general meeting of shareholders. The Code requires that the total amount of remuneration to be paid to all directors and the total amount of remuneration to be paid to all corporate auditors must be determined by a resolution of the general meeting of shareholders, unless their remuneration is provided for in the Articles of Incorporation. The distribution of remuneration among directors is broadly delegated to the board of directors and the distribution of remuneration among corporate auditors is determined by consultation among the corporate auditors.
Audit Committee
Pioneer avails itself of paragraph (c) (3) of Rule 10A-3 of the U.S. Securities Exchange Act of 1934 as amended, which provides a general exemption from the audit committee requirements for foreign private issuers with a board of corporate auditors, subject to certain requirements which continue to be applicable under Rule 10A-3.
Consistent with the requirements of the Code, Pioneer elects its corporate auditors by a resolution at a general meeting of shareholders. Pioneer currently has five (5) corporate auditors, which exceeds a minimum of three (3) corporate auditors required by the Code.
Unlike NYSE Corporate Governance, the Code, among others, does not require corporate auditors to have expertise in accounting or other special knowledge and experience. Under the Code, the board of corporate auditors may determine the auditing policies, method of investigating the conditions of the business and the assets of a company, and may resolve other matters concerning the execution of the corporate auditor’s duties, prepare corporate auditors’ reports and give consent to proposals of the nomination of corporate auditors and accounting auditors. Corporate auditors may not at the same time be directors, executive officers, managers or employees of Pioneer or any of its subsidiaries.
Unlike NYSE Corporate Governance, the Special Exception Law currently requires at least one of the corporate auditors of a company must be a person who has not been a director, executive officer, manager or employee of the company or any of its subsidiaries during the five-year period prior to such corporate auditor’s election. However, after the conclusion of the ordinary general meeting of shareholders to be held with respect to the first fiscal year ending on and after May 1, 2005, at least half of the corporate auditors must be persons who have not been directors, executive officers, managers or employees of the company or any of its subsidiaries at any time prior to such corporate auditors’ election. Pioneer already has, out of a total of five (5) corporate auditors, three (3) “outside auditors” who satisfy such new requirements.
Corporate Governance Guidelines
Unlike NYSE Corporate Governance, under Japanese laws and regulations, including the Code and the Securities and Exchange Law and stock exchange rules, Pioneer is not required to adopt or disclose corporate governance guidelines. However, Pioneer is required to disclose policies and the present status of its corporate governance in its annual securities report and certain other disclosure documents in accordance with the Securities and Exchange Law of Japan and regulations thereunder, and stock exchange rules in respect of timely disclosure.
Code of Business Conduct and Ethics
Unlike NYSE Corporate Governance, under Japanese laws and regulations, including the Code and the Securities and Exchange Law and stock exchange rules, Pioneer is not required to adopt or disclose a code of business conduct and ethics for directors, officers and employees. However, Pioneer maintains a “Pioneer Group Code of Conduct” which Pioneer believes is consistent with the code of ethics described under Section 406 of the U.S. Sarbanes-Oxley Act of 2002. See “Item 16B. Code of Ethics.”
Shareholder Approval of Equity Compensation Plans
Unlike NYSE Corporate Governance, in which material revisions to equity-compensation plans of the listed companies are subject to shareholder approval, pursuant to the Code, if Pioneer desires to adopt an equity-compensation plan in which stock acquisition rights are granted on specially favorable terms to the plan’s recipients, then Pioneer must obtain shareholder approval by a “special resolution” of a general meeting of shareholders, where the quorum is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required.

D. Employees
The following table sets forth the number of our employees at the end of the period indicated.

	Year ended March 31
	2003	2004	2005
Number of employees	34,656	36,360	39,362

Pioneer and nine of its subsidiaries in Japan have their respective labor unions for the employees of each company. Each such labor union is affiliated with the Japanese Electrical Electronic & Information Union. All employees except management, supervisory and certain other employees must become union members. We have not been materially affected by any work stoppages or difficulties in connection with labor negotiations or disputes and consider our labor relations to be good.
E. Share ownership
The total number of shares of Pioneer’s common stock owned by our Directors, Executive Officers and Corporate Auditors as a group as of June 30, 2005 is as follows:

Title of class	Identity of person or group	Number of shares owned	Percent of class
Common Stock	Directors, Executive Officers and Corporate Auditors as a group	3,448,892 shares*	1.91%
*	Except for Mr. Kanya Matsumoto, Chairman of Pioneer, who owns 2,935,359 shares of common stock, which constitutes 1.63% of all outstanding shares as of June 30, 2005, none of Pioneer’s Directors, Executive Officers and Corporate Auditors is the owner of more than one percent of Pioneer’s common stock.
Pioneer has granted the following share subscription rights for its shares of common stock to certain of its employees.

	Total number of
	shares covered by		Current exercise	Number of shares
	option		price	exercised
Fiscal year granted	(in thousands)	Exercise period	per share	(in thousands)
2001	191	From July 1, 2002 to June 30, 2005	¥4,400	—
2002	191	From July 1, 2003 to June 30, 2006	¥3,791	—

Pioneer has granted the following share acquisition rights for its shares of common stock to its Directors, Executive Officers and certain employees, and certain directors/officers of certain of its subsidiaries.

	Total number of
	shares covered by		Current exercise	Number of shares
	option		price	exercised
Fiscal year granted	(in thousands)	Exercise period	per share	(in thousands)
2003	564	From July 1, 2004 to June 29, 2007	¥2,477	4
2004	313	From July 1, 2005 to June 30, 2008	¥2,951	—
2005	316	From July 3, 2006 to June 30, 2009	¥2,944	—
2006	315	From July 2, 2007 to June 30, 2010	¥1,828	—
As of March 31, 2005, Pioneer holds 5,635,190 shares as treasury stock with the purchase of 1,007,095 shares and disposal of 4,867 shares both in the market in fiscal 2005.
Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders
Major shareholders that owned 5% or more of Pioneer’s voting securities as of March 31, 2005 on the register of shareholders were as follows:

		Number of shares	Percentage of
Title of class	Name	(in thousands)	outstanding shares
Common Stock	The Master Trust Bank of Japan, Ltd. (Trust Account)	13,804	7.66%
Common Stock	Japan Trustee Services Bank, Ltd. (Trust Account)	11,666	6.47%
Common Stock	Societe Generale Paris SGOP/DAI Paris 6Z	10,403	5.77%
The Master Trust Bank of Japan, Ltd. and Japan Trustee Services Bank, Ltd. are securities processing services companies. Societe Generale Paris SGOP/DAI Paris 6Z is one of the trust accounts of Societe Generale Paris. We understand that these shareholders are not the beneficial owner of our voting securities, but we do not have available further information concerning such beneficial ownership.
To our knowledge, there are no major shareholders that were beneficial owners of 5% or more of Pioneer’s voting securities during the past three years.

All shareholders of Pioneer have the same voting rights, subject to the limitation on exercise as set forth in “Item 10.B. Memorandum and articles of association—Common stock—Voting rights.”
As of March 31, 2005, there were 174,428,646 shares of common stock outstanding, of which 2,218,904 shares (1.27%) were held in the form of American Depositary Receipts (“ADRs”) and 10,571,645 shares (6.06%) were held of record in the form of common stock by residents in the United States (based solely on their addresses). The number of registered ADR holders of record (including DTC) was 92, and the number of registered holders of record in the United States (based solely on their addresses) of shares of common stock, including those who held shares through a Japanese securities clearing system, was 68.
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
During the year ended March 31, 2001, we received a notice of proposed assessment from the German tax authorities for approximately EUR21 million (¥2,916 million translated at the current foreign exchange rate at March 31, 2005) relating to a tax position taken in prior years concerning intercompany purchase prices. We officially challenged the proposed assessment by arbitration procedures. There was no progress in this matter during the year ended March 31, 2005. In the opinion of management, it is not possible at this time to determine the ultimate resolution of this matter.

On April 15, 2005, Pioneer Speakers, Inc. (“PSI”), a wholly-owned U.S. subsidiary of Tohoku Pioneer Corporation, a 67% owned subsidiary received notice from the United States Customs and Border Protection (“CBP”) assessing additional customs duties and penalties of approximately $26 million (¥2,792 million translated at the foreign exchange rate at March 31, 2005) for alleged erroneous claims for preferential treatment of duties on products imported by PSI for the period from June 23, 1997 through December 31, 1999. In addition, on June 21, 2005, PSI received CBP’s notice that it may assess further penalties of approximately $16 million (¥1,718 million translated at the foreign exchange rate at March 31, 2005) for alleged record-keeping violations for products imported by PSI for the period from June 12, 1998 through December 23, 1999. PSI has requested CBP on July 19, 2005 to consider settling both of these assessments for $7.8 million (¥837 million translated at the foreign exchange rate at March 31, 2005). In the opinion of management, it is not possible at this time to determine the ultimate outcome of this matter. No provision was made for the year ended March 31, 2005.
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
The following table sets forth the dividends paid by Pioneer for each of the periods shown. The U.S. dollar equivalents for the dividends shown are based on the noon buying rate for cable transfers in New York City as certified for customs purposes by the Federal Reserve Bank of New York for yen on the date of the dividend payment:

	Dividend per share
Record date	Yen	Dollars
March 31, 2001	7.50	0.06
September 30, 2001	7.50	0.06
March 31, 2002	7.50	0.06
September 30, 2002	7.50	0.06
March 31, 2003	10.00	0.08
September 30, 2003	12.50	0.12
March 31, 2004	12.50	0.11
September 30, 2004	12.50	0.12
March 31, 2005	12.50	0.11
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

Item 9. The Offer and Listing
A. Offer and listing details
The following table sets forth for the period indicated the reported high and low sales prices per share of Pioneer’s Common Stock on the Tokyo Stock Exchange and per share of Pioneer’s ADSs on the New York Stock Exchange. See “Item 9.C. Markets,” regarding the markets for Pioneer’s shares.

	Tokyo Stock Exchange		New York Stock Exchange
	Price per share of Common Stock		Price per share of ADS
	(yen)		(U.S. dollars)
	High	Low	High	Low
Annual highs and lows
Year ended March 31,
2001	¥4,940	¥2,085	$45.38	$20.50
2002	4,250	2,150	34.70	16.75
2003	2,860	1,805	21.98	14.83
2004	3,370	2,225	31.25	18.90
2005	3,390	1,820	30.85	17.11

Quarterly highs and lows
Fiscal 2004
1st quarter	2,840	2,225	23.75	18.90
2nd quarter	3,030	2,515	25.75	20.85
3rd quarter	2,995	2,505	28.31	23.30
4th quarter	3,370	2,875	31.25	27.01

Fiscal 2005
1st quarter	3,390	2,635	30.85	23.75
2nd quarter	2,850	2,215	25.90	20.30
3rd quarter	2,430	1,820	21.85	18.05
4th quarter	2,055	1,827	19.90	17.11

Fiscal 2006
1st quarter	2,040	1,655	18.82	15.15

Monthly highs and lows
2005
March	2,015	1,827	19.18	17.60
April	2,040	1,760	18.82	16.60
May	1,815	1,703	17.34	16.00
June	1,783	1,655	16.64	15.15
July	1,687	1,604	15.23	14.35
August	1,785	1,634	16.10	14.55
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
Except as stated below, neither the Commercial Code nor Pioneer’s Articles of Incorporation make special provisions as to the Directors’ or Corporate Auditors’ power to vote in connection with their compensation; the borrowing power exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such power), the Directors’ or Corporate Auditors’ retirement age or requirement to hold any shares of capital stock of Pioneer. The Commercial Code specifically requires the resolution of the Board of Directors for a company to acquire or dispose of material assets; to borrow a substantial amount of money; to employ or discharge from employment important employees, such as general managers; and to establish, change or abolish material corporate organization such as branch offices. The Regulations of the Board of Directors of Pioneer require a resolution of the Board of Directors for Pioneer to borrow a substantial amount of money or to give guarantees in a substantial amount. There is no written rule as to what constitutes a “substantial” amount in these contexts. However, it has been the general practice of Pioneer’s Board of Directors to adopt a resolution for borrowing or guaranteeing in an amount not less than ¥100 million or its equivalent.
Common stock
General
Except as otherwise stated, set forth below is information relating to Pioneer’s Common Stock, including brief summaries of the relevant provisions of Pioneer’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Commercial Code of Japan and related legislation.
A bill to modernize and make overall amendments to the Commercial Code by replacing the current provisions with regard to corporations with a new company law (the “New Company Law”) was promulgated on July 26, 2005. The New Company Law will come into effect within one year and half after its promulgation, and currently, it is expected that it will take effect in May 2006.
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
A new law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the relevant part of the law will come into effect within five years of the date of the promulgation. On the effective date, a new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange, including the shares of Common Stock of Pioneer, will be subject to the new central clearing system. On the same day, all existing share certificates will become null and void and the companies are not required to withdraw those share certificates from shareholders. The transfer of such shares will be effected through entry in the books maintained under the new central clearing system.
Authorized capital
Article 5 of the Articles of Incorporation of Pioneer provides that the total number of shares authorized to be issued by Pioneer is four hundred million (400,000,000) shares.
As of March 31, 2005, 180,063,836 shares of common stock were issued (including 5,635,190 shares held as treasury stock).
All shares of common stock of Pioneer have no par value.
Dividends
Dividends — General
The Articles of Incorporation of Pioneer provide that the accounts shall be closed on March 31 of each year. Year-end cash dividends, if any, shall be paid to shareholders, beneficial shareholders and pledgees of record as of the end of such day. After the close of the fiscal period, the Board of Directors prepares, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to the Board of Corporate Auditors of Pioneer and to independent certified public accountants and then submitted for approval to the ordinary general meeting of shareholders, which is held in June each year. In addition to provisions for dividends, if any, and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to Directors and Corporate Auditors.

Under the New Company Law, subject to certain limitations on the distributable surplus as described below, dividends, if any, may be paid to shareholders, beneficial shareholders, and pledgees of record as of a record date as set forth either by the Articles of Incorporation of Pioneer or as determined by the Board of Directors from time to time. Dividends shall be paid by way of distribution of surplus. Dividends may be distributed in cash or in kind. In distributing dividends, Pioneer may determine the kind of assets to be distributed, the book value of such assets, matters regarding allocation of such assets, and the effective date of such dividends, by a resolution of a general meeting of shareholders. However, Pioneer may generally determine such matters by a resolution of the Board of Directors if (a) the Articles of Incorporation of Pioneer so provide, (b) the term of its Directors is set to be until the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within one year after such Director’s assumption of office, and (c) certain requirements regarding the financial statements and certain documents of Pioneer as set forth in an ordinance of the Ministry of Justice are met; provided, however, that when Pioneer is to make in-kind dividends without giving shareholders the right to request payment of cash dividends in lieu of in-kind dividends, it shall determine such matters by a special shareholders resolution (as defined in “Voting Rights”). When Pioneer makes payment of dividends, it shall allocate such dividends in proportion to the number of shares of any specific class held by each shareholder.
Dividends — Interim cash dividends
In addition to year-end cash dividends, the Board of Directors may by its resolution declare a cash distribution pursuant to Article 293-5 of the Commercial Code (an “interim dividend”) to shareholders, beneficial shareholders and pledgees of record as of the end of September 30 of each year, without shareholders’ approval, but subject to the limitations described below.
Under the New Company Law, notwithstanding the necessity of obtaining approval of a general meeting of shareholders in general under the New Company Law as described above, Pioneer is allowed to make payment of interim dividends during a fiscal year by way of distribution of surplus by resolution of the Board of Directors; provided, however, that such payment of interim dividends shall be limited to cash dividends and also limited to once per fiscal year.
Dividends — Legal reserve
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
The New Company Law provides that when a joint stock company such as Pioneer makes a distribution of surplus, it shall set aside in its legal reserve an amount equal to 10% of the amount of the surplus to be decreased as a result of such distribution of surplus in accordance with the provisions set forth in an ordinance of the Ministry of Justice.

Dividends — Distributable amount
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
Under the New Company Law, Pioneer is permitted to make a distribution of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the Distributable Amount (as defined below) as at the effective date of such distribution of surplus.
The amount of surplus at any given time shall be the amount of Pioneer’s assets and the book value of Pioneer’s treasury stock after subtracting the amounts of the following items (1) through (4) as they appear on Pioneer’s non-consolidated balance sheet as at the end of Pioneer’s last fiscal year, and after reflecting the changes in Pioneer’s surplus after the end of Pioneer’s last fiscal year, by adding the amounts of the following items (5), (6) and (7) and/or subtracting the amounts of the following items (8), (9) and (10):
(1)	its liabilities;

(2)	its stated capital;

(3)	its additional paid-in capital and accumulated legal reserve;

(4)	other amounts as provided for by an ordinance of the Ministry of Justice;

(5)	(if Pioneer transferred its treasury stock after the end of the last fiscal year) the transfer price of its treasury stock after subtracting the book value thereof;

(6)	(if Pioneer decreased its stated capital after the end of the last fiscal year) the amount of decrease in its stated capital (excluding the amount transferred to the additional paid-in capital or legal reserve);

(7)	(if Pioneer decreased its additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of decrease in its additional paid-in capital or legal reserve (excluding the amount transferred to the stated capital);

(8)	(if Pioneer cancelled its treasury stock after the end of the last fiscal year) the book value of its treasury stock so cancelled;

(9)	(if Pioneer distributed surplus to shareholders after the end of the last fiscal year) the assets distributed to shareholders by way of such distribution of surplus; and

(10)	other amounts as provided for by an ordinance of the Ministry of Justice.
The Distributable Amount of Pioneer at any given time shall be the aggregate amount of (a) the surplus, (b) the amount of profit as recorded for the period after the end of Pioneer’s last fiscal year until the date of an extraordinary settlement of account (if any) as provided for in an ordinance of the Ministry of Justice and (c) the transfer price of its treasury stock in the same period, after subtracting the amounts of the following items:
(1)	the book value of its treasury stock;

(2)	(if Pioneer transferred its treasury stock after the end of the last fiscal year) the transfer price of its treasury stock;

(3)	the losses as recorded for the period after the end of Pioneer’s last fiscal year until the date of an extraordinary settlement of account (if any) as provided for in an ordinance of the Ministry of Justice; and

(4)	other amounts as provided for by an ordinance of the Ministry of Justice.
Dividends — Prescription
Under its Articles of Incorporation, Pioneer is not obligated to pay any dividends which are left unclaimed for a period of three years after the date on which they first became payable.
Dividends — Liabilities
Under the Commercial Code, if Pioneer makes interim dividends and at the end of the fiscal year there is no excess of net assets over the aggregate of the amounts referred to in (i) through (v) in “Dividends — Distributable amount” above, Directors who have made such interim dividends shall be jointly and severally liable to Pioneer for the smaller of the amount of such deficit or such dividends unless such Directors prove that they did not fail to exercise due care in determining such interim dividends.
Under the New Company Law, in cases where the distribution of surplus was made, if the aggregate amount of the following items (1), (2) and (3) as at the end of the relevant fiscal year exceeds the amount of surplus, the Directors who have distributed such dividends, shall be liable to Pioneer for the smaller of such amount in excess or the amount of money or book value of such distributed surplus unless such Directors prove that they did not fail to exercise due care in determining such distribution:
(1)	the book value of Pioneer’s treasury stock;

(2)	(if Pioneer transferred its treasury stock after the end of the last fiscal year) the transfer price of its treasury stock after the end of Pioneer’s last fiscal year; and

(3)	other amounts as provided for by an ordinance of the Ministry of Justice.
However, the Directors shall not be liable to Pioneer for the distributions of surplus made pursuant to the resolution of the ordinary general meeting of shareholders.

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
In the event of a stock split, generally, shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional shares resulting from the stock split will be issued to shareholders. When a stock split is to be made, Pioneer must give public notice of the stock split, specifying the record date therefor, at least two weeks prior to such record date. In addition, promptly after the stock split takes effect, Pioneer must give notice to each shareholder specifying the number of shares to which such shareholder is entitled by virtue of the stock split. After the New Company Law becomes effective, no such notice to each shareholder is required.
Consolidation of Shares
Pioneer may at any time consolidate shares in issue into a smaller number of shares by a special shareholders resolution (as defined in “Voting Rights”). When a consolidation of shares is to be made, Pioneer must give public notice and notice to each shareholder that, within a period of not less than one month specified in the notice, share certificates must be submitted to Pioneer for exchange. A representative director of Pioneer must disclose the reason for the consolidation of shares at the general meeting of shareholders.
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
Any shareholder or group of shareholders holding at least 3% (or, when the New Company Law becomes effective and in the event that Pioneer’s Articles of Incorporation provide for a percentage lower than 3%, such lower percentage) of the total number of voting rights for a period of six months (or, when the New Company Law becomes effective and in the event that Pioneer’s Articles of Incorporation provide for a period shorter than six months, such period) or more may require the convocation of a general meeting of shareholders for a particular purpose. Unless such shareholders’ meeting is convened promptly or a convocation notice of a meeting which is to be held not later than eight weeks (or, when the New Company Law becomes effective and in the event that Pioneer’s Articles of Incorporation provide for a period shorter than eight weeks, such a period) from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such shareholders’ meeting.

Any shareholder or group of shareholders holding at least 300 (or, when the New Company Law becomes effective and in the event that Pioneer’s Articles of Incorporation provide for a number less than 300, such number) voting rights or 1% (or, when the New Company Law becomes effective and in the event that Pioneer’s Articles of Incorporation provide for a percentage lower than 1%, such lower percentage) of the total number of voting rights for a period of six months (or, when the New Company Law becomes effective and in the event that Pioneer’s Articles of Incorporation provide for a period shorter than six months, such shorter period) or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least eight weeks (or, when the New Company Law becomes effective and in the event that Pioneer’s Articles of Incorporation provide for a period shorter than eight weeks, such shorter period) prior to the date set for such meeting.
Voting rights
So long as Pioneer maintains the unit share system (see “‘Unit’ share system” below; currently 100 shares constitute one unit) a holder of shares constituting one or more full units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following two sentences. A corporate shareholder more than one-quarter of whose total voting rights are directly or indirectly owned by Pioneer (or, when the New Company Law becomes effective, management of which is being controlled in substance by Pioneer as provided for by an ordinance of the Ministry of Justice) may not exercise its voting rights with respect to shares of common stock of Pioneer that it owns. In addition, Pioneer may not exercise its voting rights with respect to its shares that it owns. If Pioneer eliminates from its Articles of Incorporation the provisions relating to the unit of shares, holders of common stock will have one voting right for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights of all the shareholders present at the meeting. The Commercial Code (or, when the New Company Law becomes effective, the New Company Law) and Pioneer’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of voting rights of all the shareholders. Pioneer’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. Pioneer’s shareholders also may cast their votes in writing, or exercise their voting rights by electronic means pursuant to the method thereof determined by the Board of Directors.
The Commercial Code (or, when the New Company Law becomes effective, the New Company Law) and Pioneer’s Articles of Incorporation require a special shareholders resolution (as defined below) in order to amend the Articles of Incorporation and in certain other instances. A special shareholders resolution is a resolution for which the quorum shall be one-third of the total voting rights of all the shareholders, and the approval by at least two-thirds (or, when the New Company Law becomes effective and in the event that Pioneer’s Articles of Incorporation provide for a percentage greater than two-thirds, such greater percentage) of the voting rights of all the shareholders represented at the meeting is required (in addition, when the New Company Law becomes effective and in the event that Pioneer’s Articles of Incorporation provide that the approval by certain number of shareholders is required, such approval is also required). The instances requiring a Special Shareholders Resolution include:
(1)	acquisition of its own shares from a specific party;

(2)	consolidation of shares;

(3)	any offering of new shares at a “specially favorable” price (or any offering of stock acquisition rights to subscribe for or acquire shares of capital stock, or bonds with stock acquisition rights at “specially favorable” conditions) to any persons other than shareholders;

(4)	the removal of a Director or Corporate Auditor (when the New Company Law becomes effective, the removal of a Director who is elected by cumulative voting);

(5)	the exemption of liability of a Director or Corporate Auditor with certain exceptions;

(6)	a reduction of stated capital (when the New Company Law becomes effective, with certain exceptions in which a shareholders’ resolution is not required);

(7)	(when the New Company Law becomes effective ) a distribution of in-kind dividends which meets certain requirements;

(8)	dissolution, merger, or consolidation with certain exceptions in which a shareholders’ resolution is not required;

(9)	the transfer of the whole or a material part of the business;

(10)	the taking over of the whole of the business of any other corporation with certain exceptions in which a shareholders’ resolution is not required;

(11)	share exchange or share transfer for the purpose of establishing 100 percent parent-subsidiary relationships with certain exceptions in which a shareholders’ resolution is not required; or

(12)	separating of the corporation into two or more corporations with certain exceptions in which a shareholders’ resolution is not required.
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
In cases where a particular issue of new shares or stock acquisition rights (i) violates laws and regulations or Pioneer’s Articles of Incorporation, or (ii) will be performed in a manner materially unfair, and shareholders may suffer disadvantages therefrom, such shareholder may file an injunction to enjoin such issue with a court.
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
The price of shares generally goes ex-dividend or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.
Acquisition by Pioneer of its common stock
Pioneer may acquire its own shares (a) through a stock exchange on which such shares are listed (pursuant to an ordinary resolution of an ordinary general meeting of shareholders or a resolution of the Board of Directors) or by way of tender offer (pursuant to an ordinary resolution of an ordinary general meeting of shareholders or a resolution of the Board of Directors); (b) by purchase from a specific party other than a subsidiary of Pioneer (pursuant to a special resolution of an ordinary general meeting of shareholders); or (c) by purchase from a subsidiary of Pioneer (pursuant to a resolution of the Board of Directors). Under the New Company Law, not only ordinary general meetings of shareholders but also extraordinary general meetings of shareholders will be able to approve the acquisition by Pioneer of its own shares in the cases of (a) and (b) above. If shares are purchased by Pioneer pursuant to a resolution of the Board of Directors, then the reason for the purchase, as well as the kind, number and aggregate purchase price of such shares must be reported to the shareholders at the ordinary general meeting of shareholders to be held immediately after such purchase of shares. When such acquisition is made by Pioneer from a specific party other than a subsidiary of Pioneer, any other shareholder may make a request to a Representative Director, more than five calendar days prior to the relevant shareholders’ meeting, to include him or her as a seller in the proposed purchase. Under the New Company Law, however, the acquisition of its own shares at a price not exceeding the then market price to be provided under an ordinance of the Ministry of Justice will not trigger the right of any shareholder to include him or her as the seller of his or her shares in such proposed purchase. Any such acquisition of shares must satisfy the requirements under the Commercial Code. In cases other than the acquisition by Pioneer of its own shares pursuant to a resolution of the Board of Directors, the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments after taking into account any reduction, if any, of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred from retained earnings to stated capital. If Pioneer purchases shares pursuant to a resolution of the Board of Directors, the total amount of the purchase price may not exceed the amount of the retained earnings available for an interim dividend payment minus the amount of any interim dividend Pioneer actually paid. However, if it is anticipated that the net assets on the non-consolidated balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and other items as described in (i) through (v) in “Dividends — Distributable amount” above, Pioneer may not acquire such shares. Under the New Company Law, the restriction on the source of funds for the acquisition by Pioneer of its own shares will be integrated into those for the distribution of surplus to the shareholders. See “Dividends.”
Shares acquired by Pioneer may be held by it for any period or may be cancelled by a resolution of the Board of Directors. Pioneer may also transfer to any person the shares held by it, subject to a resolution of the Board of Directors, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in “Issue of additional shares and pre-emptive rights” above. Pioneer may also utilize its treasury stock for the purpose of transfer to any person upon exercise of share acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company.
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
In addition, Pioneer may sell or otherwise dispose of shares of common stock for which the location of the shareholder is unknown. Generally, if (i) notices to a shareholder fail to arrive continuously for five years or more at the shareholder’s registered address in Pioneer’s register of shareholders or at the address otherwise notified to Pioneer, and (ii) the shareholder fails to receive dividends on the shares continuously for five years or more at the address registered in Pioneer’s register of shareholders or at the address otherwise notified to Pioneer, Pioneer may sell or otherwise dispose of the shareholder’s shares at the then market price of the shares by a resolution of the Board of Directors and after giving at least three months’ prior public and individual notice, and may hold or deposit the proceeds of such sale or disposal of shares for such shareholder.
Reporting of substantial shareholdings
The Securities and Exchange Law of Japan and regulations thereunder require any person, regardless of residence, who has become, beneficially and solely or jointly, a holder(s) of more than 5% of the total issued shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director—General of a competent Local Finance Bureau of the Ministry of Finance within five business days a report concerning such shareholdings.
A similar report must also be filed in respect of any subsequent change of 1% or more in any such holding or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or share acquisition rights are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Copies of such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed.
Except for the general limitations under Japanese anti-trust and anti-monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, and except for general limitations under the Commercial Code or Pioneer’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to Pioneer or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold the shares of common stock of Pioneer or exercise voting rights thereon.
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
E. Taxation
The following discussion is a summary of the principal Japanese national and U.S. federal income tax consequences of the acquisition, ownership and disposition of shares of common stock or ADSs. This summary does not purport to address all material tax consequences that may be relevant to holders of shares of common stock or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, investors liable for alternative minimum tax, investors that own or are treated as owning 10% or more of Pioneer’s voting stock, investors that hold shares of common stock or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction, persons that hold shares of common stock or ADSs through a partnership or other pass-through entity and U.S. Holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the national or federal income tax laws and regulations of Japan and of the United States, judicial decisions, published rulings and administrative pronouncements as in effect at the date hereof, as well as on the current income tax convention between the United States and Japan (the “Treaty”), all of which are subject to change (possibly with retroactive effect) and/or to differing interpretations.
This summary is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement for ADSs and in any related agreement will be performed in accordance with its terms.
For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of common stock or ADSs that, for U.S. federal income tax purposes, is:
•	a citizen or individual resident of the United States,

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes organized in or under the laws of the United States, any State, or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income tax without regard to its source, or

•	a trust that is (i) subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.
An “Eligible U.S. Holder” is a U.S. Holder that:
•	is a resident of the United States for purposes of the Treaty,

•	does not maintain a permanent establishment in Japan (i) with which shares of common stock or ADSs are effectively connected or (ii) of which shares of common stock or ADSs form part of the business property, and

•	is eligible for benefits under the Treaty with respect to income and gain derived in connection with the shares of common stock or ADSs.
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
In general, taking into account the earlier assumption, for purposes of the Treaty and for U.S. federal income and Japanese income tax purposes, beneficial owners of ADRs evidencing ADSs will be treated as the owners of the shares of common stock represented by those ADSs, and exchanges of shares of common stock for ADSs, and exchanges of ADSs for shares of common stock, will not be subject to U.S. federal income tax or Japanese income tax.
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
Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to Eligible U.S. Holders that are portfolio investors is generally limited to 10% of the gross amount actually distributed, and dividends paid by a Japanese corporation to Eligible U.S. Holders that are pension funds is exempt from Japanese taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds.
If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Pioneer to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends on Pioneer’s shares of common stock is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through Pioneer to the relevant tax authority before such payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends, the other within eight months after Pioneer’s fiscal year-end or semi-fiscal year-end) to the Japanese tax authorities. To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority. Pioneer does not assume any responsibility to ensure withholding at the reduced treaty rate or not withholding for shareholders who would be eligible under an applicable tax treaty but do not follow the required procedures as stated above.
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
U.S. federal income taxation
U.S. Holders
The following discussion is a summary of the principal U.S. federal income tax consequences to holders of shares of common stock and ADSs that are U.S. Holders and that hold those shares of common stock or ADSs as capital assets (generally, for investment purposes).

Taxation of Dividends
Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution made by us in respect of shares of common stock or ADSs (without reduction for Japanese withholding taxes) will constitute a taxable dividend to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The U.S. dollar amount of such a dividend generally will be included in the gross income of a U.S. Holder, as ordinary income, when the dividend is actually or constructively received by the U.S. Holder, in the case of shares of common stock, or by the depositary, in the case of ADSs. Dividends paid by us will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.
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
For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of shares of common stock or ADSs will constitute income from sources outside the United States and will be subject to various classifications and other limitations. Subject to generally applicable limitations under U.S. federal income tax law and the Treaty, any Japanese withholding tax imposed in respect of a dividend paid by us in respect of shares of common stock or ADSs may be claimed either as a credit against the U.S. federal income tax liability of a U.S. Holder or, if the U.S. Holder does not elect to take a credit for any foreign taxes paid that year, as a deduction from that U.S. Holder’s taxable income. In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax. Additionally, special rules apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, under some circumstances, a U.S. Holder that:
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
Taxation of Capital Gains
In general upon a sale or other taxable disposition of shares of common stock or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in those shares of common stock or ADSs (which is generally the U.S. dollar cost thereof). Subject to the passive foreign investment company rules discussed below, such gain or loss recognized on the sale or other taxable disposition generally will be capital gain or loss and, if the U.S. Holder’s holding period for those shares or ADSs exceeds one year, will be long-term capital gain or loss. Certain U.S. Holders, including individuals, are eligible for preferential rates of U.S. federal income tax in respect of long-term capital gain. Under U.S. federal tax law, the deduction of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder in respect of the sale or other taxable disposition of shares of common stock or ADSs generally will be treated as derived from U.S. sources for U.S. foreign tax credit purposes.
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
If we become a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to its shares of common stock or ADSs, any gain realized on a sale or other taxable disposition of shares of common stock or ADSs and certain “excess distributions” (generally distributions in excess of 125% of the average distribution over a three-year period, or shorter holding period for the shares of common stock or ADSs) would be treated as realized ratably over the U.S. Holder’s holding period for the shares of common stock or ADSs; amounts allocated to prior years during which we were a PFIC would be taxed at the highest ordinary income tax rate in effect for each such year, and an additional interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder. Moreover, dividends that a U.S. Holder receives from us will not be eligible for the reduced U.S. federal income tax rates described above if we are a PFIC either in the taxable year of the dividend or the preceding taxable year (and instead will be taxable at rates applicable to ordinary income).

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
Persons required to establish their exempt status generally must provide such certification, under penalty of perjury, on IRS Form W-9, entitled Request for Taxpayer Identification Number and Certification, in the case of U.S. persons, and on IRS Form W-8BEN, entitled Certificate of Foreign Status (or other appropriate IRS Form W-8), in the case of non-U.S. persons. Backup withholding is not an additional tax. The amount of backup withholding imposed on a payment generally may be claimed as a credit against the holder’s U.S. federal income tax liability provided that the required information is properly furnished to the IRS.
THE SUMMARY OF U.S. FEDERAL INCOME AND JAPANESE TAX CONSEQUENCES SET OUT ABOVE IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY. INVESTORS IN THE COMMON STOCK OR ADSs ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING OR DISPOSING OF COMMON STOCK OR ADSs, BASED ON THEIR PARTICULAR CIRCUMSTANCES.
F. Dividends and paying agents
     Not applicable
G. Statement by experts
     Not applicable
H. Documents on display
It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You can also access the documents at the SEC’s website (http://www.sec.gov/).
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
Foreign exchange risk
To hedge certain purchase and sale commitments and anticipated but not yet committed transactions denominated in other than functional currencies, we enter into forward exchange contracts and purchase- and write-currency options. In order to minimize the risk, written options are entered into only with purchased options.
The following table provides information about our derivative financial instruments related to foreign currency exchange transactions as of March 31, 2005, which have been translated into yen at the rate as of such date, together with the related weighted average contractual exchange rates at March 31, 2005. All of the contracts mature within one year. There are no option contracts outstanding as of March 31, 2005.
March 31, 2005
Forward exchange contract

Functional	Yen	Yen	EUR	A$	THB	THB	NT$	Total
currency	US$/	Yen/	EUR/	A$/	THB/	US$/	US$/
Sell/Buy	Yen	US$	Yen	US$	US$	THB	NT$

	(In millions of yen except average rates)
Contract amounts	¥12,456	¥490	¥18,949	¥1,440	¥181	¥1,063	¥371	¥34,950
average contractual exchange rates	104.50	102.00	135.93	0.7741	39.1100	38.9461	31.2325
Fair value	¥(243)	¥23	¥(293)	¥16	¥0	¥(5)	¥(3)	¥(505)

To change the currency and interest rate features of intercompany finance transactions, we have entered into currency swap contracts with banks. Currency swap contracts effectively changed, in substance, U.S. dollars floating interest rate intercompany borrowings into yen fixed interest rate borrowings and Euro floating interest rate borrowings. The foreign exchange risk inherent in our currency swap as of March 31, 2005 are summarized as follows:
Currency swap as of March 31, 2005

			Expected maturity date
	Contract amounts		(year ending March 31)
	Buy	Sell	2006	2007	2008	Total	Fair value

	(In millions except average rates)
Functional currency: Yen	¥24,540	US$200	¥18,665	¥5,875		¥24,540	¥(3,009)
Average contractual exchange rate			124.43	117.50
Functional currency: Euro	EUR76	US$100	¥10,506			¥10,506	¥189
Average contractual exchange rate			1.3218
Functional currency: Euro	EUR3	GBP2	¥443			443	¥1
Average contractual exchange rate			0.6901

With respect to interest rate risk inherent in our currency swaps as of March 31, 2005, see “Interest rate risk” below.
Interest rate risk
The following table provides information about interest rate risk inherent in the aforementioned currency swaps as of March 31, 2005. Variable interest rates are determined using formulas such as LIBOR+a.
Currency swap as of March 31, 2005

			Expected maturity date
	Contract amounts		(year ending March 31)
	Buy	Sell	2006	2007	2008	Total	Fair value

	(In millions except average rates)
Functional currency: Yen
Variable (US$) to Fixed (Yen)	¥12,590	US$100	¥12,590			¥12,590	¥(1,761)
Average pay rate			0.41%
Average receive rate			2.17%
Fixed (US$) to Fixed (Yen)	¥11,950	US$100	¥6,075	¥5,875		¥11,950	¥(1,248)
Average pay rate			(0.65)%	(1.35)%
Average receive rate			2.88%	1.21%
Functional currency: Euro
Variable (US$) to Fixed (Euro)	EUR76	US$100	¥10,506			¥10,506	¥189
Average pay rate			2.22%
Average receive rate			2.96%
Functional currency: Euro
Fixed (GBP) to Fixed (Euro)	EUR3	GBP2	¥443			¥443	¥1
Average pay rate			2.20%
Average receive rate			4.61%

The following table provides information about principal cash flows by expected maturity dates, weighted average interest rates, and fair value of our debt obligations as of March 31, 2005. The interest rate on the variable rate debt is determined based on prevailing market rates for tax-exempt municipal bonds in the U.S.
Long-term debt (including due within one year) as of March 31, 2005

	Functional	Expected maturity date (year ending March 31)
	Currency	2006	2007	2008	2009	2010	Thereafter	Total	Fair value

	(In millions of yen except average rates)
Fixed rate (Yen)	Yen	¥15,294	244	244	10,244	244	62,519	¥88,789	¥83,724
Average interest rate		2.36%	2.90%	2.90%	2.80%	2.90%	0.03%	0.78%
Variable rate (US$)	US$	537						537	537
Average interest rate		1.70%						1.70%
Interest free loan (EUR)	EUR	4	7	7	22			40	40

Total		¥15,835	251	251	10,266	244	62,519	¥89,366	¥84,301

Market price risks on available-for-sale securities
We do not own any marketable securities for trading purposes. Our equity investment portfolio consists almost entirely of securities issued by Japanese companies. The following table sets forth maturity dates and cost and fair values of debt securities in our investment portfolio, and the cost and fair values of equity securities therein, at March 31, 2005.

	2005
	Cost	Fair value
	(In millions of yen)
Debt securities (by contractual maturities)
Maturing over one year	¥94	¥98
Equity securities	¥5,734	¥22,170

Item 12. Description of Securities Other than Equity Securities
     Not applicable

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     Not applicable
Item 15. Controls and Procedures
Pioneer performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the fiscal 2005. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the reports that Pioneer files under the Exchange Act is accumulated and communicated to its management including the chief executive officer and the principal accounting and financial officer to allow timely decisions regarding required disclosure. The disclosure controls and procedures also ensures that the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Kaneo Ito, Pioneer’s Chief Executive Officer and Tamihiko Sudo, Pioneer’s Chief Financial Officer. Pioneer’s disclosure and controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Mr. Ito and Mr. Sudo have concluded that Pioneer’s disclosure controls and procedures are effective at the reasonable assurance level.
There have been no changes in Pioneer internal control over financial reporting during fiscal period ended March 31, 2005 that have materially affected, or are reasonably likely to materially affect, Pioneer’s internal control over financial reporting.

Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
Pioneer maintains a corporate auditor system, in accordance with the Japanese Commercial Code (the “Code”) and the Law concerning Exceptional Measures to the Commercial Code with respect to Auditing, etc. of Joint Stock Corporations (the “Special Exception Law”). Pioneer’s Board of Corporate Auditors is comprised of five Corporate Auditors, three of whom are outside Corporate Auditors. Each Corporate Auditor has been appointed at its shareholders’ meetings and has certain statutory powers under the Code and the Special Exception Law, including auditing the business affairs and accounts of Pioneer.
Pioneer’s Board of Corporate Auditors has determined that it does not have an audit committee financial expert serving on the Board of Corporate Auditors. The qualifications for, and powers of, the Corporate Auditor specified in the Code and the Special Exception Law are different from those anticipated for audit committee financial expert. Corporate Auditors have the authority to be given reports from a certified public accountant or an accounting firm concerning audits, including technical accounting matters. At the same time, each Corporate Auditor has the authority to consult internal and external experts on accounting matters. Pioneer’s Board of Corporate Auditors has confirmed that each Corporate Auditor should fulfill the requirements under Japanese laws and regulations and otherwise follow Japanese corporate governance practices. In addition, its Board of Corporate Auditors has a former General Manager of Accounting Division of Pioneer, Mr. Makoto Koshiba, as a full time Corporate Auditor, and a certified public accountant of Japan, Mr. Isao Moriya, as an outside Corporate Auditor. Accordingly, it is not necessarily fundamental for Pioneer to nominate as Corporate Auditor a person who meets the definition of audit committee financial experts. Although Pioneer does not have an audit committee financial expert on its Board of Corporate Auditors, Pioneer believes that Pioneer’s current corporate governance system, taken as a whole, including the Corporate Auditors’ ability to consult internal and external experts, is functionally equivalent to a system having an audit committee financial expert on its Board of Corporate Auditors.
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

Item 16C. Principal Accountant Fees and Services
Aggregate fees billed to the Company for the fiscal years ended March 31, 2004 and 2005 by our principal accounting firm, Deloitte Touche Tohmatsu (a Japanese member firm of Deloitte Touche Tohmatsu, Swiss Verein), the other member firms of Deloitte Touche Tohmatsu (Swiss Verein), and their respective affiliates (collectively, “Deloitte Touche Tohmatsu”), were as follows.

	Year ended March 31
	2004	2005
	(In millions of yen)
Audit Fees (1)	¥339	¥343
Audit-Related Fees (2)	42	48
Tax Fees (3)	43	58
All Other Fees (4)	7	42

Total	¥431	¥491

(1)	Includes fees for the audit of our annual financial statements included in our Form 20-F and for services provided in connection with statutory and regulatory filings or engagements. This also includes fees billed for issuance of comfort letters and consent letters.

(2)	Includes fees for assurance and related services that are performed by the independent accountant which include employee benefit plan audits, accounting consultations and audits in connection with internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

(3)	Includes fees for services related to tax compliance, including the preparation of tax returns and claims for refund, tax planning and tax advice.

(4)	Includes fees for other than the services reported in paragraphs (1) through (3). All other fees for fiscal 2005 include consulting services relating to compliance control.
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

None of the services provided by the auditor in fiscal 2004 and 2005 were waived from the pre-approval requirement pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
Item 16D. Exemptions from the Listing Standards for Audit Committees
     Not applicable
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets forth the information with respect to any purchase made by Pioneer of its common stock during fiscal 2005 ended March 31, 2005.

			(c) Total Number	(d) Maximum Number
			of Shares Purchased	of Shares that
	(a) Total	(b) Average	as Part of Publicly	May Yet Be
	Number of	Price Paid	Announced	Purchased Under the
Period	Shares Purchased	per Share	Plans or Programs	Plans or Programs
April 1 to April 30, 2004	649	¥3,158.43	—	—
May 1 to May 31, 2004	302	¥2,824.09	—	—
June 1 to June 30, 2004	162	¥2,761.36	—	—
July 1 to July 31, 2004	598	¥2,660.23	—	—
August 1 to August 31, 2004	315	¥2,369.78	—	—
September 1 to September 30, 2004	544	¥2,373.78	—	—
October 1 to October 31, 2004	683	¥2,252.31	—	—
November 1 to November 30, 2004	741	¥1,953.67	—	—
December 1 to December 31, 2004	1,533	¥1,958.55	—	—
January 1 to January 31, 2005	509	¥1,999.15	—	—
February 1 to February 28, 2005	479	¥1,880.48	—	—
March 1 to March 31, 2005	1,000,580	¥1,963.14	1,000,000	0

Total	1,007,095	¥1,965.22	1,000,000
Notes:	1.	A holder of shares constituting less than one unit may require Pioneer to purchase such shares at their market value in accordance with the provision of the Share Handling Regulations of Pioneer, under the Commercial Code of Japan. All shares other than purchases publicly announced were made by such requests.

	2.	On March 11, 2005, share repurchase approved by the Board of Directors pursuant to the Articles of Incorporation of Pioneer was announced publicly.

		Total number of shares approved to be purchased was up to 1,000,000 shares of common stock.

		Period during which shares may be purchased was from March 14, 2005 to May 11, 2005. Pioneer finished the purchase on March 23, 2005 prior to expiration.

PART III
Item 17. Financial Statements
     See Consolidated Financial Statements. Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.
Item 18. Financial Statements
     We have responded to Item 17 in lieu of responding to this Item.
Item 19. Exhibits
Exhibits

1.01	Regulations of the Board of Directors, as amended and currently in effect (English translation)

1.02	Regulations of the Board of Corporate Auditors, as amended and currently in effect (English translation)

2.01	Share Handling Regulations, as amended and currently in effect (English translation)

12.01	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.02	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.01	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PIONEER CORPORATION
(Registrant)
Date: September 8, 2005	By	/s/ Tamihiko Sudo
Tamihiko Sudo
Chief Financial Officer

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Pioneer Corporation:
We have audited the accompanying consolidated balance sheets of Pioneer Corporation and subsidiaries as of March 31, 2004 and 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2005 (all expressed in Japanese yen). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
The accompanying consolidated financial statements do not present segment information concerning the Company’s operations which, in our opinion, is required for a complete presentation of the Company’s consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.
In our opinion, except for the omission of segment information disclosures, such consolidated financial statements present fairly, in all material respects, the financial position of Pioneer Corporation and subsidiaries as of March 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu Tokyo, Japan
May 6, 2005

Consolidated Balance Sheets
Pioneer Corporation and Subsidiaries
March 31

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 1)
Assets	2004	2005	2005

Current assets:
Cash and cash equivalents—
Cash, including time deposits of ¥52,275 million—$488,551 thousand (¥88,425 million in 2004)	¥192,419	¥116,681	$1,090,477
Trade receivables—
Notes	2,988	2,516	23,514
Accounts	112,411	132,110	1,234,673
Allowance for doubtful notes and accounts (Note 20)	(3,344)	(2,450)	(22,897)
Inventories (Note 6)	107,806	109,015	1,018,831
Deferred income taxes (Note 11)	28,886	25,519	238,495
Prepaid expenses and other current assets	38,622	43,505	406,589

Total current assets	479,788	426,896	3,989,682

Investments and long-term receivables:
Available-for-sale securities (Note 5)	24,516	22,268	208,112
Investments in and advances to affiliated companies (Note 7)	5,573	2,987	27,916
Sundry investments (Notes 5 and 18)	3,383	3,388	31,664
Long-term receivables, less allowance for doubtful accounts of ¥160 million—$1,495 thousand (¥190 million in 2004) (Note 20)	253	185	1,729

Total investments and long-term receivables	33,725	28,828	269,421

Property, plant and equipment (Note 9):
Land	25,050	32,965	308,084
Buildings	113,863	136,372	1,274,505
Machinery and equipment	239,081	293,359	2,741,673
Construction in progress	7,568	1,056	9,869

Total	385,562	463,752	4,334,131
Accumulated depreciation	(229,361)	(253,607)	(2,370,159)

Net property, plant and equipment	156,201	210,145	1,963,972

Other assets:
Intangible assets (Note 8)	18,966	24,052	224,785
Deferred income taxes (Note 11)	24,276	25,420	237,570
Other	9,586	9,826	91,832

Total other assets	52,828	59,298	554,187

Total assets	¥722,542	¥725,167	$6,777,262

See notes to consolidated financial statements.

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 1)
Liabilities and Shareholders’ Equity	2004	2005	2005

Current liabilities:
Short-term borrowings (Note 9)	¥23,327	¥33,152	$309,832
Current portion of long-term debt (Note 9)	4,510	19,276	180,150
Trade payables	79,439	96,335	900,327
Accrued liabilities—
Taxes on income	9,341	4,938	46,150
Payroll	17,604	17,203	160,776
Royalty	18,688	14,811	138,420
Other	35,626	36,843	344,327
Warranty reserve (Note 20)	5,419	5,722	53,477
Dividends payable	2,193	2,180	20,374
Other current liabilities	27,151	20,710	193,551

Total current liabilities	223,298	251,170	2,347,384

Long-term liabilities:
Long-term debt (Note 9)	89,691	81,219	759,056
Accrued pension and severance cost (Note 10)	57,143	40,022	374,037
Deferred income taxes (Note 11)	1,327	1,630	15,234
Other long-term liabilities	301	719	6,720

Total long-term liabilities	148,462	123,590	1,155,047

Commitments and contingent liabilities (Note 21)

Minority interests	17,844	18,168	169,794

Shareholders’ equity (Note 12):
Common stock, no par value
Authorized— 400,000,000 shares
Issued—180,063,836 shares—2004 and 2005	49,049	49,049	458,402
Capital surplus	82,464	82,735	773,224
Retained earnings	273,718	260,556	2,435,103
Accumulated other comprehensive loss (Note 14)	(61,829)	(47,669)	(445,505)
Treasury stock, at cost 4,632,962 shares—2004 and 5,635,190 shares—2005	(10,464)	(12,432)	(116,187)

Total shareholders’ equity	332,938	332,239	3,105,037

Total liabilities and shareholders’ equity	¥722,542	¥725,167	$6,777,262

See notes to consolidated financial statements.

Consolidated Statements of Operations
Pioneer Corporation and Subsidiaries
Year ended March 31

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)
	2003	2004	2005	2005

Revenues:
Operating revenue:
Net sales	¥664,675	¥689,064	¥723,411	$6,760,850
Royalty revenue	12,584	11,821	10,237	95,673

Total operating revenue	677,259	700,885	733,648	6,856,523
Interest income	2,153	1,420	1,930	18,037
Gain on sale of subsidiaries’ stock	768	—	—	—
Other income (Note 15)	641	504	3,415	31,916

Total revenues	680,821	702,809	738,993	6,906,476

Cost and expenses:
Cost of sales	473,239	487,297	584,060	5,458,504
Selling, general and administrative expenses	168,736	166,415	195,693	1,828,906
Subsidy from the government (Note 10)	—	—	(48,697)	(455,112)
Interest expense	2,814	2,154	1,746	16,318
Loss on sale and disposal of fixed assets	4,519	3,454	40	374
Other deductions (Note 15)	3,434	1,641	6,338	59,234

Total cost and expenses	652,742	660,961	739,180	6,908,224

Income (loss) from continuing operations before income taxes	28,079	41,848	(187)	(1,748)
Income taxes (Note 11):
Current	14,477	17,829	7,688	71,850
Deferred	(5,445)	758	(2,846)	(26,598)

Total income taxes	9,032	18,587	4,842	45,252

Income (loss) from continuing operations before minority interest and equity in losses	19,047	23,261	(5,029)	(47,000)
Minority interest in losses (earnings) of subsidiaries	21	(654)	(692)	(6,467)
Equity in losses of affiliated companies (Note 7)	(3,126)	(2,244)	(3,068)	(28,673)

Income (loss) from continuing operations	15,942	20,363	(8,789)	(82,140)
Income from discontinued operations, net of tax (Note 4)	136	4,475	—	—

Net income (loss)	¥16,078	¥24,838	¥(8,789)	$(82,140)

	Yen			U.S. Dollars
	2003	2004	2005	2005

Per share of common stock and per American Depositary Share (Note 19):
Basic:
Continuing operations	¥89.48	¥116.07	¥(50.11)	$(0.47)
Discontinued operations	0.76	25.51	—	—

Net income (loss)	¥90.24	¥141.58	¥(50.11)	$(0.47)

Diluted:
Continuing operations	¥89.48	¥115.18	¥(50.11)	$(0.47)
Discontinued operations	0.76	25.34	—	—

Net income (loss)	¥90.24	¥140.52	¥(50.11)	$(0.47)

See notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity
Pioneer Corporation and Subsidiaries
Year ended March 31

		Millions of Yen
	Number of				Accumulated
	Shares				Other		Total
	Issued	Common	Capital	Retained	Comprehensive	Treasury	Shareholders’
	(Thousands)	Stock	Surplus	Earnings	Loss	Stock	Equity

Balance at March 31, 2002	180,064	¥49,049	¥82,010	¥240,692	¥(24,736)	¥(12)	¥347,003
Comprehensive income (loss):
Net income				16,078			16,078
Other comprehensive loss					(30,893)		(30,893)

Comprehensive loss							(14,815)
Value ascribed to stock options (Note 13)			149				149
Purchase of treasury stock (Note 12)						(11,566)	(11,566)
Sales of treasury stock				(412)		1,126	714
Cash dividends (¥17.50 per share)				(3,092)			(3,092)

Balance at March 31, 2003	180,064	49,049	82,159	253,266	(55,629)	(10,452)	318,393
Comprehensive income (loss):
Net income				24,838			24,838
Other comprehensive loss					(6,200)		(6,200)

Comprehensive income							18,638
Value ascribed to stock options (Note 13)			305				305
Purchase of treasury stock (Note 12)						(14)	(14)
Sales of treasury stock						2	2
Cash dividends (¥25.00 per share)				(4,386)			(4,386)

Balance at March 31, 2004	180,064	49,049	82,464	273,718	(61,829)	(10,464)	332,938
Comprehensive income (loss):
Net loss				(8,789)			(8,789)
Other comprehensive income					14,160		14,160

Comprehensive income							5,371
Value ascribed to stock options (Note 13)			270				270
Purchase of treasury stock (Note 12)						(1,979)	(1,979)
Sales of treasury stock			1			11	12
Cash dividends (¥25.00 per share)				(4,373)			(4,373)

Balance at March 31, 2005	180,064	¥49,049	¥82,735	¥260,556	¥(47,669)	¥(12,432)	¥332,239

	Thousands of U.S. Dollars (Note 1)
				Accumulated
				Other		Total
	Common	Capital	Retained	Comprehensive	Treasury	Shareholders’
	Stock	Surplus	Earnings	Loss	Stock	Equity

Balance at March 31, 2004	$458,402	$770,692	$2,558,112	$(577,841)	$(97,795)	$3,111,570
Comprehensive income (loss):
Net loss			(82,140)			(82,140)
Other comprehensive income				132,336		132,336

Comprehensive income						50,196
Value ascribed to stock options (Note 13)		2,523				2,523
Purchase of treasury stock (Note 12)					(18,495)	(18,495)
Sales of treasury stock		9			103	112
Cash dividends ($0.23 per share)			(40,869)			(40,869)

Balance at March 31, 2005	$458,402	$773,224	$2,435,103	$(445,505)	$(116,187)	$3,105,037

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Pioneer Corporation and Subsidiaries
Year ended March 31

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)
	2003	2004	2005	2005

Operating activities:
Net income (loss)	¥16,078	¥24,838	¥(8,789)	$(82,140)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Income from discontinued operations, net of tax	(136)	(4,475)	—	—
Depreciation and amortization	36,238	40,911	46,990	439,159
Minority interest in (losses) earnings of subsidiaries	(21)	654	692	6,467
Equity in losses of affiliated companies, less dividends	3,184	2,248	3,072	28,710
Deferred income taxes	(5,445)	758	(2,846)	(26,598)
Provision for pension and severance cost, less payments	3,812	3,579	2,463	23,019
Loss on sale and disposal of fixed assets	4,519	3,454	40	374
Impairment of long-lived assets	—	—	4,460	41,682
Write-down of available-for-sale securities and sundry investments	1,369	245	51	477
(Gains) losses on sale of available-for-sale securities and sundry investments	20	(37)	(2,309)	(21,579)
Gain on sale of subsidiaries’ stock	(768)	—	—	—
Stock-based compensation expenses	149	305	270	2,523
Decrease (increase) in trade notes and accounts receivable	8,481	(10,186)	(12,322)	(115,159)
Decrease (increase) in inventories	838	(20,707)	6,317	59,037
Increase in prepaid expenses and other current assets	(1,122)	(12,413)	(5,051)	(47,206)
Increase in trade payables	13,221	18,989	4,405	41,168
Increase (decrease) in accrued taxes on income	5,450	3,782	(4,473)	(41,804)
Increase (decrease) in other accrued liabilities	8,172	7,654	(5,898)	(55,121)
Other	(2,530)	779	(7,126)	(66,598)

Net cash provided by operating activities	91,509	60,378	19,946	186,411

Investing activities:
Payment for purchase of fixed assets	(40,493)	(57,978)	(63,866)	(596,879)
Payment for purchase of investment securities	(1,543)	(595)	(510)	(4,766)
Payment for purchase of available-for-sale securities	(10)	(53)	—	—
Payment for purchase of a subsidiary, net of cash acquired	—	—	(34,015)	(317,897)
Payment for other assets	(568)	(953)	(1,252)	(11,701)
Proceeds from sale of fixed assets	2,982	1,458	2,184	20,411
Proceeds from sale of discontinued operations	—	4,897	—	—
Proceeds from sale of investment securities	103	53	12	112
Proceeds from sale of available-for-sale securities	3,493	156	3,091	28,888
Other	808	261	840	7,851

Net cash used in investing activities	(35,228)	(52,754)	(93,516)	(873,981)

Financing activities:
Proceeds from issuance of convertible bonds (net of issuance cost ¥1,586 million)	—	60,514	—	—
Payment of long-term debt	(4,914)	(934)	(6,246)	(58,374)
Increase (decrease) in short-term borrowings	(16,214)	(3,509)	9,025	84,346
Purchase of treasury stock (Note 12)	(11,566)	(14)	(1,979)	(18,495)
Proceeds from sale of treasury stock	714	2	12	112
Dividends paid	(2,688)	(3,947)	(4,386)	(40,991)
Dividends paid to minority interests	(12)	(285)	(445)	(4,159)

Net cash provided by (used in) financing activities	(34,680)	51,827	(4,019)	(37,561)

Effect of exchange rate changes on cash and cash equivalents	(6,234)	(9,512)	1,851	17,299

Net increase (decrease) in cash and cash equivalents	15,367	49,939	(75,738)	(707,832)
Cash and cash equivalents, beginning of year	127,113	142,480	192,419	1,798,309

Cash and cash equivalents, end of year	¥142,480	¥192,419	¥116,681	$1,090,477

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Pioneer Corporation and Subsidiaries
1. Basis of presentation and significant accounting policies:
1) Basis of Presentation
Basis of Financial Statements—
The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which Pioneer Corporation (Pioneer Kabushiki Kaisha) (the “parent company”) is incorporated. The translation of Japanese yen amounts into U.S. dollar amounts for the year ended March 31, 2005 is included solely for the convenience of readers outside Japan and has been made at the rate of ¥107 to U.S.$1.00, the approximate rate of exchange prevailing at the Tokyo Foreign Exchange Market at March 31, 2005. Such translation should not be construed as a representation that Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.
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
     For the year ended March 31, 2005, the Company adopted the Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN46R”) which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The adoption of FIN46R had no impact on its financial position and results of operations.
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

Revenue Recognition—
Sales are generally recorded when merchandise is shipped or delivered to customers. Recognition of sales occurs when the title and risks and rewards of ownership are transferred to customers based on sales contracts. In circumstances where sales are recorded when merchandise is shipped to customers, the shipment date is equivalent to the delivery date because of a short delivery time. In certain cases, terms of the contract require the product to pass customer inspection after delivery and the Company records the sale upon satisfactory customer acceptance. Royalty revenue, which is based on actual amounts produced or sold by the licensee, is recognized when either a royalty report or payment is received from the licensee, whichever is earlier. Until such time, this revenue is not considered to have met the recognition criterion of being fixed or determinable, nor is collectibility reasonably assured. The Company normally does not accept returns except for warranty issues, non-compliance with purchase order specifications and returns from end-users to certain dealers. The financial impact of the future returns are estimated and reserved based on historical experience.
     Costs incurred by the Company in connection with sales incentives related to the purchase or promotion of the Company’s products are classified as a reduction of revenues in accordance with Emerging Issues Task Force (“EITF”) Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer.” Such costs include the estimated cost of promotional discounts, dealer price protection, dealer rebates, consumer rebates, cash discounts, and support for dealers’ promotion of the Company’s products. Sales incentives that are dependent on future customer performance are estimated and recorded at the later of when the original sale is recorded and when the incentive is offered.
Cash and Cash Equivalents—
Cash and cash equivalents include cash on hand and deposits in bank including time deposits. The Company considers all time deposits with an original maturity of one year or less to be cash equivalents. Such time deposits can be withdrawn at any time without diminution of the principal amount.
Available-for-Sale Securities—
Under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” all debt securities and marketable equity securities held by the Company are classified as available-for-sale securities, and are carried at their fair values with unrealized gains and losses reported in other comprehensive income (loss). The cost of securities is determined using the average-cost method.
     The Company reviews the fair value of its available-for-sale securities on a regular basis to determine if the fair value of any individual security has declined below its cost and if such decline is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the security is written down to fair value and the resulting realized loss is included in the consolidated statements of operations. For such marketable debt and equity securities, we assume the decline is other than temporary when market value is less than cost for a period of six months, or sooner depending on severity of decline or other factors.
Sundry Investments—
Sundry investments are stated at cost. The Company reviews the investments for impairment when the events or changes in circumstances that may have significant adverse effect on the value of those investments are identified. The investments are written down if the value of investments is estimated to have declined and such decline is other than temporary.
Inventories—
Inventories are valued at the lower of cost, which is determined principally by the average-cost method, or market, which is net realizable value. Cost of finished goods and work in process inventories include the cost of materials, labor and applied factory overhead. Applied factory overhead includes depreciation on production related assets, utilities of the production area, and production tools and equipment that are not capitalized. Inventories are reviewed periodically and items considered to be slow moving or obsolete are written down to market, net realizable value.

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
Goodwill and Other Intangible Assets—
Under SFAS No. 142, “Goodwill and Other Intangible Assets,” acquired goodwill and other intangible assets that are determined to have an indefinite life are no longer amortized. Instead, the carrying value of these assets are reviewed for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets that are determined to have a definite life are amortized over their estimated useful lives. At March 31, 2005, the Company had no goodwill. Amortization of intangible assets with definite lives is computed using the straight-line method with no residual value. The cost of patents is amortized over seven to nineteen years and software is amortized principally over two to five years.
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
Shipping and Handling Charges—
Shipping and handling costs totaled ¥10,373 million, ¥11,282 million and ¥12,830 million ($119,907 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.
Accounting for Stock-Based Compensation—
The Company accounts for its stock-based compensation agreements using the fair value based method in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation.”

Earnings (loss) per Share—
Basic net income (loss) per share has been computed by dividing net income (loss) available to holders of common stock by the weighted-average number of shares of common stock outstanding during each year. Diluted net income per share reflects the potential dilution and has been computed on the basis that all dilutive potential common stocks were exercised.
Derivatives—
Derivative financial instruments utilized by the Company are comprised principally of forward exchange contracts and currency swaps. Forward exchange contracts, the majority of which mature within six months, and currency swaps, which mature from 2005 to 2006, are utilized to hedge exposures to foreign exchange risk and interest risk. The Company does not hold or issue derivative financial instruments for trading purposes.
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
     Forward exchange contracts and currency swaps are utilized to hedge certain foreign currency and interest rate exposures. However, none of these derivatives were designated as hedging instruments under SFAS No. 133 at March 31, 2003, 2004 and 2005. Unrealized gains and losses on such instruments are recognized currently in earnings.
Reclassifications—
Certain reclassifications and format changes have been made to prior year amounts to conform to the current year presentation.
New Accounting Standards—
In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies the language used in Accounting Research Bulletin No. 43 with respect to accounting for abnormal amounts of idle facility expenses, freight, handling costs and spoilage. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005, and is required to be adopted by the Company effective April 1, 2006. The adoption of this standard is not expected to have any material impact on the Company’s consolidated statements of operations or financial position.
     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29,” which will become effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Accounting Principles Board (“APB”) Opinion No. 29 generally requires that exchanges of nonmonetary assets be measured based on fair value of the assets exchanged but provided an exception for nonmonetary exchanges of similar productive assets, which did not result in a change in carrying value for the new asset acquired even if the cash flows resulting from the exchange would change significantly. SFAS No. 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Nonmonetary exchanges lack commercial substance if the cash flows to the entity will not change significantly as a result of the exchange. The adoption of this standard is not expected to have any material impact on the Company’s consolidated statements of operations or financial position.
     In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment.” The revised SFAS No. 123 supersedes APB Opinion No. 25, which requires recognition of an expense when goods or services are provided, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25, and allowed under the original provisions of SFAS No. 123. The adoption of this standard is not expected to have any material impact on the Company’s consolidated statements of operations or financial position because the Company accounts for its stock-based compensation agreements using the fair value based method, not the intrinsic value method prescribed by APB Opinion No. 25.
     In March 2004, the EITF confirmed as a consensus EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”

(“EITF 03-1”). The objective of this issue is to provide guidance on determining when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. In September 2004, the FASB issued FASB Staff Position EITF 03-1-1 that delays the effective date for the measurement and recognition guidance included in EITF 03-1. The disclosures required by EITF 03-1 have not been deferred and are effective for the annual periods ending after June 15, 2004.
     In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143” FIN No. 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations,” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. SFAS No. 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company has not completed the study of what effect FIN No. 47 will have on its financial position and results of operations.
     In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 replaces APB No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle. SFAS No. 154 also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier adoption permitted. Accordingly, the Company can not reasonably estimate the ultimate impact of SFAS No. 154.
2. Supplemental cash flow information:
Selected cash payments and noncash activities for the years ended March 31, 2003, 2004 and 2005 were as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2003	2004	2005	2005

Cash payment for interest	¥2,654	¥2,458	¥2,038	$19,047
Cash payment for income taxes	9,047	14,260	17,195	160,701
Noncash investing activities:
Acquisition of a subsidiary:
Fair value of assets, net of cash acquired	—	—	60,736	567,626
Liability assumed including capital lease obligation of ¥12,882 million ($120,393 thousand)	—	—	(26,721)	(249,729)

Payment for acquisition of a subsidiary, net of cash acquired	—	—	34,015	317,897

Sales of discontinued operations:
Transferred assets	—	14,932	—	—
Transferred liabilities	—	(11,823)	—	—
Foreign currency translation adjustments	—	(37)	—	—
Gain on sales	—	1,825	—	—

Cash received—net	—	4,897	—	—

3. Acquisition:
On September 30, 2004, the Company acquired 100% of the issued common stock of NEC Plasma Display Corporation (“NPD”), a subsidiary of NEC Corporation, and the intellectual property rights of NPD for cash in an aggregate amount of ¥35,097 million. NPD changed its name to Pioneer Plasma Display Corporation (“PPD”) on September 30, 2004. This acquisition was to meet a fast-growing global demand of plasma displays and to ensure its leading role in this market.
     The consolidated financial statements for the year ended March 31, 2005 include the operating results of PPD from the date of acquisition.
     In connection with this acquisition, ¥6,937 million was assigned to intangible asset of patents subject to amortization with an amortization period of 7 years which is based on legal provisions that may limit the useful life.
     The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Millions of Yen

Current assets	¥15,390
Property, plant and equipment	37,426
Acquired intangible asset of patent	6,937
Other assets	2,065
Current liabilities	(17,420)
Long-term liabilities	(9,301)

Net assets acquired	¥35,097

     The following unaudited pro forma information shows the results of the Company’s consolidated operations for the years ended March 31, 2004 and 2005 as if the acquisition had been completed at the beginning of each fiscal year presented.

	Unaudited
	Millions of Yen
	2004	2005

Revenues	¥752,858	¥754,161
Net income (loss)	17,332	(19,002)

		Yen
	2004	2005

Net income (loss) per share:
Basic	¥98.80	¥(108.34)
Diluted	98.02	(108.34)

4. Discontinued operations:
For the year ended March 31, 2004 in accordance with SFAS No. 144, the Company presented the results of discontinued operations as a separate line item in the consolidated statements of operations under “Income from discontinued operations, net of tax.”
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
     In March 2004, Q-Tec, Inc., which had been a 99.26% owned subsidiary of the Company, became an independent company through a management buyout after acquiring all of the shares owned by the Company, with a business alliance of Vision Capital Corporation and Memory-Tech Corporation.
     Summarized selected financial information for the years ended March 31, 2003 and 2004 for the discontinued operations reclassified during the year ended March 31, 2004 was as follows:

	Millions of Yen
	2003	2004

Revenues	¥35,051	¥16,664
Cost and expenses	¥34,500	¥16,324

Income before income taxes	¥551	¥340
Gain on sales of discontinued operations	—	1,825
Income taxes (benefit)	415	(2,310)

Income from discontinued operations	¥136	¥4,475

5.   Available-for-sale securities and sundry investments:
Cost, gross unrealized holding gains, gross unrealized holding losses and the aggregate fair value of available-for-sale securities at March 31, 2004 and 2005 were as follows:

	Millions of Yen
	2004				2005
		Gross	Gross			Gross	Gross
		Unrealized	Unrealized			Unrealized	Unrealized
		Holding	Holding	Aggregate		Holding	Holding	Aggregate
	Cost	Gains	Losses	Fair Value	Cost	Gains	Losses	Fair Value

Marketable equity securities:
Non-current	¥6,520	¥17,890	¥1	¥24,409	¥5,734	¥16,438	¥2	¥22,170
Marketable debt securities:
Non-current	106	1	—	107	94	4	—	98

Total	¥6,626	¥17,891	¥1	¥24,516	¥5,828	¥16,442	¥2	¥22,268

					Thousands of U.S. Dollars
					2005
						Gross	Gross
						Unrealized	Unrealized
						Holding	Holding	Aggregate
					Cost	Gains	Losses	Fair Value

Marketable equity securities:
Non-current					$53,589	$153,626	$19	$207,196
Marketable debt securities:
Non-current					878	38	—	916

Total					$54,467	$153,664	$19	$208,112

     The following table presents fair value and unrealized losses of available-for-sale marketable equity securities, aggregated by length of time that the individual securities have been in a continuous unrealized loss position at March 31, 2005.

	Millions of Yen		Thousands of U.S. Dollars
	Less than 12 Months		Less than 12 Months
	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses

Marketable equity securities	¥16	¥2	$150	$19

     At March 31, 2005, the fair values of marketable debt securities by contractual maturities for securities classified as available-for-sale due in one year through five years were ¥98 million ($916 thousand).
     Gross realized gain on available-for-sale securities for the years ended March 31, 2004 and 2005 were ¥43 million and ¥2,300 million ($21,495 thousand), respectively. Gross realized losses for the years ended March 31, 2003, 2004 and 2005 were ¥16 million, ¥6 million and ¥1 million ($9 thousand), respectively. There was no gross realized gain on available-for-sale securities recorded for the year ended March 31, 2003.
     The Company holds marketable equity securities of customers and financial institutions for the purpose of maintaining long-term relationships, whose share prices are highly volatile. The Company has one investment in Japan which was in an unrealized loss position due to the share price’s poor performance at March 31, 2005. The duration of the impairment was less than six months. The Company evaluated the near-term prospects of the issuer in relation to the severity and duration of the impairment. Based on that evaluation and the Company’s ability and intent to hold this investment for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider this investment to be other-than-temporarily impaired at March 31, 2005. For the years ended March 31, 2003, 2004 and 2005, losses on other than temporary impairment of marketable equity securities were ¥1,346 million, ¥27 million and ¥3 million ($28 thousand), respectively. For the year ended March 31, 2005, a loss on other-than-temporary impairment of marketable debt securities was ¥3 million ($28 thousand).
     Sundry investments consist of non-marketable equity securities and memberships. The aggregate cost of the Company’s non-marketable equity securities totaled ¥2,977 million ($27,823 thousand) at March 31, 2005. Investments with an aggregate cost of ¥2,970 million ($27,757 thousand) were not evaluated for impairment because (a) those investments were not practicable to estimate the fair value and (b) the Company did not identify any events or changes in circumstances that may have had significant adverse effect on the fair value of those investments.
6.   Inventories:
Inventories at March 31, 2004 and 2005 comprise the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2004	2005	2005

Finished products	¥51,360	¥52,807	$493,523
Work in process	27,956	26,330	246,075
Materials and supplies	28,490	29,878	279,233

Total	¥107,806	¥109,015	$1,018,831

7.   Investments in and advances to affiliated companies:
Investments in and advances to affiliated companies principally represent the Company’s equity in the underlying assets of 20% to 50% owned companies. Dividends received from companies accounted for on an equity basis were ¥58 million, ¥4 million and ¥4 million ($37 thousand), respectively, for the years ended March 31, 2003, 2004 and 2005.
     Retained earnings include the parent company’s and its consolidated subsidiaries’ equity in undistributed earnings of 20% to 50% owned companies accounted for on an equity basis in the amount of ¥310 million and ¥329 million ($3,075 thousand) at March 31, 2004 and 2005, respectively.
     Summarized financial information of companies owned 20% to 50%, including ELDis, Inc., 47.5% owned by Tohoku Pioneer Corporation, a 67% owned subsidiary, accounted for by the equity method of accounting is as follows:

				Thousands of
		Millions of Yen		U.S. Dollars
		2004	2005	2005

Current assets		¥10,619	¥8,427	$78,757
Property, plant and equipment		28,978	25,326	236,692
Other assets		393	403	3,766

Total assets		¥39,990	¥34,156	$319,215

Current liabilities		¥2,822	¥5,116	$47,813
Long-term liabilities		27,110	24,736	231,178
Shareholders’ equity		10,058	4,304	40,224

Total liabilities and shareholders’ equity		¥39,990	¥34,156	$319,215

				Thousands of
	Millions of Yen			U.S. Dollars
Year ended March 31	2003	2004	2005	2005

Net sales	¥7,845	¥8,408	¥9,229	$86,252
Gross profit (loss)	808	1,004	(1,932)	(18,056)
Net loss	6,802	5,023	5,801	54,215

8.   Intangible assets:
Intangible assets subject to amortization acquired during the year ended March 31, 2005 totaled ¥12,189 million ($113,916 thousand) and primarily consist of software of ¥4,853 million ($45,355 thousand) and patents of ¥6,937 million ($64,832 thousand) (see Note 3). The weighted-average amortization periods for software, patents and total acquired during the year ended March 31, 2005 are 3.5 years, 7.0 years and 5.9 years, respectively.
     Intangible assets subject to amortization are comprised of the following:

					Thousands of
	Millions of Yen				U.S. Dollars
	2004		2005		2005
	Gross		Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization	Amount	Amortization

Software	¥31,161	¥(15,412)	¥34,281	¥(19,595)	$320,383	$(183,131)
Patents	22,798	(21,426)	28,107	(20,538)	262,682	(191,944)
Other	2,693	(848)	2,737	(940)	25,580	(8,785)

Total	¥56,652	¥(37,686)	¥65,125	¥(41,073)	$608,645	$(383,860)

     The aggregate amortization expense for intangible assets for the years ended March 31, 2003, 2004 and 2005 was ¥7,949 million, ¥6,109 million and ¥7,229 million ($67,561 thousand), respectively. The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

		Thousands of
Year ending March 31	Millions of Yen	U.S. Dollars

2006	¥6,811	$63,654
2007	5,929	55,411
2008	4,192	39,178
2009	3,059	28,589
2010	2,346	21,925

9.   Short-term borrowings and long-term debt:
Short-term borrowings at March 31, 2004 and 2005 comprise the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2004	2005	2005

Bank loans:
Weighted-average interest rate 1.74% at March 31, 2004 and 1.25% at March 31, 2005:
Uncollateralized	¥23,327	¥33,152	$309,832

Long-term debt at March 31, 2004 and 2005 comprises the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2004	2005	2005

Loans, principally from banks, maturing serially through 2013 interest ranging from 3.06% to 3.90% at March 31, 2004 and from 2.90% to 3.06% at March 31, 2005:
Collateralized	¥2,804	¥1,960	$18,318
Uncollateralized	3,680	50	467
2.35% Uncollateralized bonds due 2005	15,000	15,000	140,187
2.80% Uncollateralized bonds due 2008	10,000	10,000	93,458
Zero coupon convertible bonds due 2011, including unamortized issue premium, ¥1,779 million ($16,626 thousand) (effective annual rate 0.5%)	62,079	61,779	577,374
Long-term capital lease obligations, 1.25% to 3.26% at March 31, 2005, due principally to 2012	—	11,129	104,009
Industrial development U.S. dollar revenue bonds due 2005 with fluctuating interest rates (1.29% at March 31, 2004 and 1.70% at March 31, 2005), subject to maximum rate of 15% in 2004 and 2005 and other	638	577	5,393

Total	94,201	100,495	939,206
Less—Portion due within one year	4,510	19,276	180,150

Total	¥89,691	¥81,219	$759,056

     The outstanding bond indentures generally require the parent company to provide collateral for the outstanding bonds if the parent company provides collateral to new bonds issued in Japan.
     On March 5, 2004, the parent company issued ¥60,000 million zero coupon convertible bonds due 2011 (bonds with stock acquisition rights) (“Bonds”) at 103.5% of their principal amount. The Bonds do not bear interest. The stock acquisition rights are not transferable separately from the Bonds. The Bonds are traded on the London Stock Exchange’s market for listed securities. The Bonds were issued in the denomination of ¥5 million each and each bondholder is entitled to exercise the stock acquisition right from April 1, 2006 until February 18, 2011 (unless previously redeemed) into common shares at an initial conversion price, subject to adjustment in certain events, of ¥4,022. Market price of common stock at the date of issuance of the Bonds was ¥3,220.
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
     Unused lines of credit for short-term financing at March 31, 2005 approximated ¥230,109 million ($2,150,551 thousand) of which ¥30,000 million ($280,374 thousand) relates to commercial paper programs. Unused commitments for long-term financing arrangements at March 31, 2005 amounted to ¥5,000 million ($46,729 thousand). There were no commitment fees.
     Land and buildings with a book value of ¥5,999 million ($56,065 thousand) were pledged as collateral for certain long-term loans of the Company at March 31, 2005.
     The aggregate annual maturities of long-term debt during the five years ending March 31, 2010 and thereafter are as follows:

		Thousands of
Year ending March 31	Millions of Yen	U.S. Dollars

2006	¥19,276	$180,150
2007	3,338	31,196
2008	2,649	24,757
2009	10,740	100,374
2010	716	6,692
2011 and thereafter	63,776	596,037

Total	¥100,495	$939,206

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

10.   Pension plans and accrued severance cost:
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
     The Company also sponsors a domestic contributory defined-benefit welfare pension plan (the “welfare pension plan”) covering substantially all of its Japanese employees. The benefits of the welfare pension plan are primarily based on years of service and on the average compensation during years of service and subject to governmental regulations. The welfare pension plan consists of a substitutional portion, which has been specified by the Japanese government’s welfare pension regulations, and a corporate portion established by the Company. Management considers that a portion of the welfare pension plan, which is administered by a board of trustees composed of management and labor representatives, represents a welfare pension plan carried on behalf of the Japanese government.
     The Company received approval from the government for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion on October 29, 2003 and an exemption from the obligation to pay benefits for past employee service related to the substitutional portion on November 1, 2004. On March 11, 2005, the benefit obligation of the substitutional portion and the related government-specified portion of plan assets of the welfare pension plan were transferred to the government. In accordance with EITF Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities,” the Company recorded the transaction upon completion of transfer to the government of the substitutional portion of the benefit obligation and related plan assets. The transfer resulted in the Company recording a subsidy from the government of ¥48,697 million ($455,112 thousand) representing the difference between the accumulated benefit obligation of the substitutional portion and the related plan assets. Additionally, the Company recorded a reduction in net periodic benefit cost related to the derecognition of previously accrued salary progression of ¥2,402 million ($22,448 thousand) and a settlement loss of ¥51,893 million ($484,981 thousand). The total amount of derecognition of previously accrued salary progression and settlement loss is allocated to cost of sales of ¥25,339 million ($236,813 thousand) and selling, general and administrative expenses of ¥24,152 million ($225,720 thousand).
     In the year ended March 31, 2005, the Company amended the corporate portion of the contributory plan. A major change was a change in the benefits calculation factor and the period of benefit payments. The amendment generated an unrecognized prior service gain of ¥9,602 million ($89,738 thousand).
     The plan assets and pension obligation for the non-contributory plans and the contributory plan of the parent company and certain subsidiaries are measured at March 31 in each fiscal year.
     Net periodic benefit costs for the non-contributory plans and the contributory plan of the parent company and certain domestic subsidiaries for the years ended March 31, 2003, 2004 and 2005 consisted of the following:

							Thousands of
	Millions of Yen						U.S. Dollars
	2003		2004		2005		2005
	Non-		Non-		Non-		Non-
	contributory	Contributory	contributory	Contributory	contributory	Contributory	contributory	Contributory
	Plans	Plan	Plans	Plan	Plans	Plan	Plans	Plan

Service cost	¥2,884	¥2,400	¥2,892	¥2,860	¥2,795	¥1,745	$26,121	$16,308
Interest cost	1,695	3,195	1,518	3,301	1,712	3,512	16,000	32,823
Expected return on assets	(1,606)	(1,941)	(1,386)	(1,741)	(1,692)	(2,037)	(15,813)	(19,037)
Amortization of unrecognized net actuarial loss	1,021	1,853	1,632	2,428	1,185	2,040	11,075	19,065
Amortization of unrecognized net assets at date of application	(163)	(344)	(160)	(344)	(160)	(344)	(1,495)	(3,215)
Amortization of unrecognized prior service gain	(535)	(364)	(535)	(364)	(535)	(364)	(5,000)	(3,402)
Settlement loss	—	—	—	—	—	51,893	—	484,981
Derecognition of previously accrued salary progression	—	—	—	—	—	(2,402)	—	(22,448)

Net periodic benefit cost	¥3,296	¥4,799	¥3,961	¥6,140	¥3,305	¥54,043	$30,888	$505,075

Actuarial assumptions used to determine net periodic pension cost:
Discount rate	2.7%	4.3%	2.2%	4.1%	2.5%	4.1%
Rate of salary increase	— *	2.7%	— *	2.6%	— *	2.6%
Long-term rate of return on plan assets	3.9%	3.9%	3.9%	3.9%	3.9%	3.9%

*	Non-contributory plans are not pay-related.

     Reconciliations of beginning and ending balances of benefit obligations and the fair value of the plan assets are as follows:

					Thousands of
	Millions of Yen				U.S. Dollars
	2004		2005		2005
	Non-		Non-		Non-
	contributory	Contributory	contributory	Contributory	contributory	Contributory
	Plans	Plan	Plans	Plan	Plans	Plan

Change in benefit obligation:
Benefit obligation at beginning of year	¥69,446	¥80,512	¥68,465	¥85,660	$639,860	$800,561
Service cost	2,892	2,860	2,795	1,745	26,121	16,308
Interest cost	1,518	3,301	1,712	3,512	16,000	32,823
Plan participants’ contribution	—	659	—	39	—	364
Actuarial loss (gain)	(3,004)	(543)	(922)	37,013	(8,617)	345,916
Lump-sum cash payments	(1,429)	—	(1,878)	—	(17,551)	—
Benefits paid	(507)	(1,129)	(623)	(1,287)	(5,822)	(12,028)
Transfer of substitutional portion	—	—	—	(92,219)	—	(861,860)
Plan amendment	—	—	—	(9,602)	—	(89,738)
Decrease due to sales of discontinued operations	(451)	—	—	—	—	—

Benefit obligation at end of year	¥68,465	¥85,660	¥69,549	¥24,861	$649,991	$232,346

Change in plan assets:
Fair value of plan assets at beginning of year	¥35,923	¥44,639	¥43,375	¥52,220	$405,374	$488,037
Actual return on plan assets	5,739	5,670	2,016	688	18,841	6,430
Employer contribution	4,040	2,381	4,074	1,821	38,074	17,019
Plan participants’ contribution	—	659	—	39	—	364
Lump-sum cash payments	(1,429)	—	(1,878)	—	(17,551)	—
Benefits paid	(507)	(1,129)	(623)	(1,287)	(5,822)	(12,028)
Transfer of substitutional portion	—	—	—	(41,120)	—	(384,299)
Decrease due to sales of discontinued operations	(391)	—	—	—	—	—

Fair value of plan assets at end of year	¥43,375	¥52,220	¥46,964	¥12,361	$438,916	$115,523

Funded status	¥(25,090)	¥(33,440)	¥(22,585)	¥(12,500)	$(211,075)	$(116,823)
Unrecognized actuarial loss	27,476	35,483	25,045	19,912	234,066	186,094
Unrecognized net assets at the date of application	(486)	(953)	(326)	(609)	(3,047)	(5,691)
Unrecognized prior service gain	(7,700)	(4,209)	(7,165)	(13,447)	(66,963)	(125,673)

Net amount recognized	¥(5,800)	¥(3,119)	¥(5,031)	¥(6,644)	$(47,019)	$(62,093)

Amounts recognized in the statement of financial position consist of:
Accrued benefit liabilities	¥(23,017)	¥(27,302)	¥(20,589)	¥(12,170)	$(192,421)	$(113,738)
Accumulated other comprehensive income	17,217	24,183	15,558	5,526	145,402	51,645

Net amount recognized	¥(5,800)	¥(3,119)	¥(5,031)	¥(6,644)	$(47,019)	$(62,093)

Accumulated benefit obligation at end of year	¥66,392	¥79,522	¥67,543	¥24,531	$631,243	$229,261

Actuarial assumptions used to determine benefit obligations:
Discount rate	2.5%	4.1%	2.5%	2.5%
Rate of salary increase	— *	2.6%	— *	— **

*	Non-contributory plans are not pay-related.

**	Corporate portion of contributory plan are not pay-related.

     Substantially all of the employees of U.S. and European subsidiaries are covered by defined benefit pension plans.
     The plan assets and pension obligations for the defined benefit pension plans of U.S. and European subsidiaries are measured at March 31 in each fiscal year.
     Net periodic benefit costs for the defined benefit pension plans of U.S. and European subsidiaries for the years ended March 31, 2003, 2004 and 2005 consisted of the following:

				Thousands of
	Millions of Yen			U.S. Dollars
	2003	2004	2005	2005

Service cost	¥566	¥542	¥565	$5,280
Interest cost	632	639	693	6,477
Expected return on assets	(166)	(442)	(580)	(5,420)
Amortization of unrecognized net actuarial loss (gain)	(9)	11	52	486
Amortization of unrecognized prior service cost	17	16	4	37
Curtailment/settlement loss (gain)	(168)	(18)	26	243

Net periodic benefit cost	¥872	¥748	¥760	$7,103

Actuarial assumptions used to determine net periodic pension cost:
Discount rate	6.5%	6.1%	5.6%
Rate of salary increase	4.3%	3.9%	4.0%
Long-term rate of return on plan assets	7.5%	7.6%	7.0%

     Reconciliations of beginning and ending balances of benefit obligations and the fair value of the plan assets are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2004	2005	2005

Change in benefit obligation:
Benefit obligation at beginning of year	¥10,732	¥12,574	$117,514
Service cost	542	565	5,280
Interest cost	639	693	6,477
Plan participants’ contribution	103	110	1,028
Actuarial loss	1,496	781	7,299
Benefits paid	(235)	(228)	(2,131)
Curtailment	(80)	(1,412)	(13,196)
Translation adjustments	(623)	512	4,785

Benefit obligation at end of year	¥12,574	¥13,595	$127,056

Change in plan assets:
Fair value of plan assets at beginning of year	¥6,248	¥7,656	$71,551
Actual return on plan assets	1,249	499	4,664
Employer contribution	703	990	9,252
Plan participants’ contribution	103	110	1,028
Benefits paid	(232)	(228)	(2,131)
Translation adjustments	(415)	303	2,832

Fair value of plan assets at end of year	¥7,656	¥9,330	$87,196

Funded status	¥(4,918)	¥(4,265)	$(39,860)
Unrecognized actuarial loss	2,317	1,814	16,954
Unrecognized prior service cost	62	58	542

Net amount recognized	¥(2,539)	¥(2,393)	$(22,364)

Amounts recognized in the statement of financial position consists of:
Accrued benefit liabilities	¥(3,096)	¥(3,263)	$(30,495)
Accumulated other comprehensive income	557	870	8,131

Net amount recognized	¥(2,539)	¥(2,393)	$(22,364)

Accumulated benefit obligation at end of year	¥10,556	¥12,344	$115,364

Actuarial assumptions used to determine benefit obligations:
Discount rate	5.6%	5.4%
Rate of salary increase	4.0%	4.0%

     The accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2004	2005	2005

Accumulated benefit obligations	¥10,430	¥11,474	$107,234
Fair value of plan assets	7,483	8,369	78,215

     The unrecognized prior service gain/cost, the unrecognized actuarial loss and the unrecognized net assets at the date of initial application are being amortized over the average remaining service period of employees.
     The Company determines the expected long-term rate of return on pension plan assets based on weighted average of expected long-term returns on various categories of plan assets, reflecting the current and target allocations of pension plan asset. Expected long-term return by asset category is derived from historical studies by investment advisors.
     The pension plan weighted-average asset allocations at March 31, 2004 and 2005, by asset category are as follows:

Asset Category	2004	2005

Equity securities	46%	53%
Debt securities	30	34
Real estate and other	24	13

Total	100%	100%

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
     In June 2002, Tohoku Pioneer Corporation, a 67% owned subsidiary, implemented a voluntary early retirement plan. In relation to this plan, the Company recorded special termination benefits of ¥1,424 million. These special termination benefits were included in the selling, general and administrative expenses.
     The Company expects to contribute ¥6,522 million ($60,953 thousand) to its defined benefit plans in the year ending March 31, 2006.
     The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

		Thousands of
Year ending March 31	Millions of Yen	U.S. Dollars

2006	¥2,314	$21,626
2007	2,905	27,150
2008	3,567	33,336
2009	4,028	37,645
2010	4,499	42,047
Years 2011–2015	26,888	251,290

11.   Income taxes:
The Company is subject to a number of different income taxes which, in the aggregate, indicate a normal statutory tax rate of approximately 42% for the years ended March 31, 2003 and 2004 and 41% for the year ended March 31, 2005 in Japan. A change in the tax rate was enacted in Japan in March 2003 and the normal effective statutory tax rate effective for the year beginning April 1, 2004 was changed from 42% to 41%.
     Income tax expense for the year ended March 31, 2004 included ¥682 million charges resulting from the settlement of a proposed assessment from the U.S. Internal Revenue Service relating to an adjustment to transfer prices between affiliated companies for the years ended March 31, 1997 through 1999.
     The Company’s provision for income taxes differed from the provision for income taxes at the normal statutory tax rates in Japan as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2003	2004	2005	2005

Computed tax expense at normal statutory tax rate	¥11,793	¥17,576	¥(77)	$(720)
Increase (decrease) resulting from:
Loss operations	992	1,294	6,137	57,355
Realization of tax benefit of operating loss carryforwards	(1,056)	(395)	(671)	(6,271)
Expenses not deductible for tax purpose:
Domestic	269	280	251	2,346
Foreign	439	149	325	3,037
Difference in foreign and Japanese tax rates	(1,595)	(1,608)	(1,848)	(17,271)
Effect of tax rate change on deferred taxes	835	447	—	—
Tax benefit for discontinued operations	—	3,025	—	—
Tax credit for research and development expenses	(530)	(898)	(232)	(2,168)
Other	(2,115)	(1,283)	957	8,944

Provision for income taxes	¥9,032	¥18,587	¥4,842	$45,252

Total income taxes provided for the years ended March 31, 2003, 2004 and 2005 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2003	2004	2005	2005

Provision for income taxes on income from continuing operations	¥9,032	¥18,587	¥4,842	$45,252
Provision for income taxes (benefit) on income from discontinued operations	415	(2,310)	—	—
Shareholders’ equity—directly charged (credited):
Minimum pension liability adjustments	(8,927)	6,953	8,225	76,869
Net unrealized gains on securities	(899)	4,009	(593)	(5,542)

Total	¥(379)	¥27,239	¥12,474	$116,579

Income from continuing operations before income taxes and income tax expense comprised the following components:

				Thousands of
	Millions of Yen			U.S. Dollars
	2003	2004	2005	2005

Income (loss) from continuing operations before income taxes:
Domestic	¥10,137	¥18,481	¥(8,656)	$(80,897)
Foreign	17,942	23,367	8,469	79,149

Total	¥28,079	¥41,848	¥(187)	$(1,748)

Income taxes—Current:
Domestic	¥6,643	¥10,799	¥4,091	$38,233
Foreign	7,834	7,030	3,597	33,617

Total	¥14,477	¥17,829	¥7,688	$71,850

Income taxes—Deferred:
Domestic	¥(3,296)	¥(385)	¥(1,576)	$(14,729)
Foreign	(2,149)	1,143	(1,270)	(11,869)

Total	¥(5,445)	¥758	¥(2,846)	$(26,598)

     The significant components of the deferred tax assets and liabilities at March 31, 2004 and 2005 are as follows:

					Thousands of
	Millions of Yen				U.S. Dollars
	2004		2005		2005
	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Inventories	¥6,911	—	¥5,590	—	$52,243	—
Marketable equity securities	2,971	¥5,017	2,040	¥4,445	19,066	$41,542
Allowance for notes and accounts receivable	1,040	—	824	—	7,701	—
Accrued expenses	11,893	—	16,316	—	152,486	—
Warranty reserve	2,784	—	1,863	—	17,411	—
Tax loss carryforwards	9,297	—	21,232	—	198,430	—
Pension and severance cost	22,268	—	15,116	—	141,271	—
Property	1,840	—	4,230	—	39,533	—
Depreciation	1,907	302	3,029	490	28,308	4,580
Royalty receivable	974	—	539	—	5,037	—
Other	10,268	3,408	6,539	2,469	61,112	23,075

Total	72,153	8,727	77,318	7,404	722,598	69,197
Valuation allowance	(11,591)	—	(20,605)	—	(192,570)	—

Total	¥60,562	¥8,727	¥56,713	¥7,404	$530,028	$69,197

     The changes in the valuation allowance for the years ended March 31, 2003, 2004 and 2005 are as follows:

	Millions of Yen
	Balance at				Balance at
	Beginning			Translation	End
Valuation Allowance	of Period	Addition*	Deduction	Adjustments	of Period

2003	¥18,299	¥5,741	¥(8,912)	¥164	¥15,292
2004	15,292	1,956	(5,469)	(188)	11,591
2005	11,591	12,851	(3,963)	126	20,605

	Thousands of U.S. Dollars
	Balance at				Balance at
	Beginning			Translation	End
Valuation Allowance	of Period	Addition*	Deduction	Adjustments	of Period

2005	$108,327	$120,103	$(37,037)	$1,177	$192,570

*	“Addition” includes valuation allowance of ¥7,953 million ($74,327 thousand) recognized by PPD at the time of acquisition at September 30, 2004.
     The valuation allowance principally relates to deferred tax assets for loss carryforwards of subsidiaries.
     Decrease in valuation allowance for the year ended March 31, 2003 was mainly due to the reversal of valuation allowance which had been provided for a tax benefit, the realization of which had been determined to be not more likely than not, as profitability of subsidiaries improved. Decrease in valuation allowance for the year ended March 31, 2004 was mainly due to the reversal of valuation allowance for discontinued operations. Increase in valuation allowance for the year ended March 31, 2005 was mainly due to losses incurred for which the realization of the related deferred tax assets was determined to be not more likely than not.

     At March 31, 2005, the Company has tax loss carry-forwards which are available to reduce taxable income in subsequent periods. If not utilized, such loss carryforwards expire as follows:

		Thousands of
Year ending March 31	Millions of Yen	U.S. Dollars

2006	¥203	$1,897
2007	536	5,009
2008	593	5,542
2009	155	1,449
2010	6,630	61,963
Thereafter	47,973	448,346

Total	¥56,090	$524,206

     No provision for income taxes is recognized on undistributed earnings of foreign subsidiaries that are not expected to be remitted in the foreseeable future. Undistributed earnings of foreign subsidiaries (including related foreign currency translation adjustments) at March 31, 2004 and 2005 amounted to approximately ¥116,689 million and ¥115,606 million ($1,080,430 thousand), respectively. It is not practical to estimate the amount of taxes that might be payable on the eventual remittance of such earnings.
     The domestic undistributed earnings would not, under the present Japanese tax laws, be subject to additional taxation.
12.   Shareholders’ equity:
Common Stock and Capital Surplus—
As permitted by the Commercial Code of Japan (the “Code”) prior to April 1, 1991, the parent company had made free share distributions which were accounted for by a transfer from capital surplus to common stock or without any transfers in the capital accounts.
     Companies in the United States issuing shares in similar transactions would be required to account for them as stock dividends. Had the distributions been accounted for in the manner adopted by the United States companies, ¥179,076 million ($1,673,607 thousand) would have been transferred from retained earnings to appropriate capital accounts as of March 31, 2005.
     The Code requires that all shares of common stock are recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as capital surplus.
Retained Earnings—
Retained earnings consist of legal reserve and unappropriated retained earnings.
     The Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve and capital surplus equals 25% of common stock. The amount of total capital surplus and legal reserve which exceeds 25% of the common stock is available for appropriations by resolution of the shareholders. In addition, the Code permits the transfer of a portion of capital surplus and legal reserve to the common stock by resolution of the Board of Directors.
     The Code allows companies to repurchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of common stock, capital surplus or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

     The amount available for dividends under the Code was ¥128,882 million ($1,204,505 thousand) as of March 31, 2005, that is based on the amount recorded in the parent company’s general books and records maintained in accordance with accepted Japanese accounting practices. The adjustments are included in the accompanying consolidated financial statements to conform with U.S. GAAP, but are not recorded in the books, and have no effect on the determination of retained earnings available for dividends under the Code. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment as described above, the Code imposes certain limitations on the amount of retained earnings available for dividends.
     At the general shareholders meeting held on June 27, 2002, the shareholders of the parent company authorized the purchase of up to 10,000,000 shares of the parent company’s common stock. In August 2002, November 2002 and February 2003, the parent company purchased 1,610,000 shares, 2,000,000 shares and 1,500,000 shares of their common stock, respectively, in the market for the aggregate cost of ¥11,492 million as a publicly announced plan to improve capital efficiency pursuant to a revision in the Code. In March 2005, the parent company purchased 1,000,000 shares of its common stock in the market for the cost of ¥1,963 million as a publicly announced plan.
     The appropriations of retained earnings for the year ended March 31, 2005, which have been incorporated in the accompanying consolidated financial statements, will be proposed for approval at the general shareholders’ meeting to be held on June 29, 2005, and will be recorded in the parent company’s general books of account after shareholders’ approval.
13. Stock-based compensation plans:
The Company has a stock option plan as an incentive plan for directors and selected employees.
     In accordance with approval at shareholders’ meetings on June 29, 2000 and June 28, 2001, the Company granted share subscription rights to employees. Also, in accordance with approval at shareholders’ meetings on June 27, 2002, June 27, 2003 and June 29, 2004, the Company granted share acquisition rights to directors and certain employees of the Company. These options vest over two years and expire in five years from the date of grant. The Company recorded the fair value of the stock option as a part of their remuneration.
     A summary of information for the Company’s stock option plans is as follows:

			Yen
				Weighted-Average	Number of
			Weighted-Average	Grant Date	Shares
Year	Plan	Exercisable Period	Exercise Price	Share Price	(Thousands)

2001	Stock option	From July 1, 2002 to June 30, 2005	¥4,400	¥4,250	191
2002	Stock option	From July 1, 2003 to June 30, 2006	3,791	3,750	191
2003	Stock option	From July 1, 2004 to June 29, 2007	2,477	2,170	564
2004	Stock option	From July 1, 2005 to June 30, 2008	2,951	2,845	313
2005	Stock option	From July 3, 2006 to June 30, 2009	2,944	2,660	316

			U.S. Dollars
				Weighted-Average
			Weighted-Average	Grant Date
Year	Plan	Exercisable Period	Exercise Price	Share Price

2005	Stock option	From July 3, 2006 to June 30, 2009	$27.51	$24.86

     Remuneration cost recognized for stock-based compensation plans for the years ended March 31, 2003, 2004 and 2005 were ¥149 million, ¥305 million and ¥270 million ($2,523 thousand), respectively.
     The weighted-average fair value per share at the date of grant for the stock options granted during the years ended March 31, 2003, 2004 and 2005 were ¥704, ¥907 and ¥654 ($6.11), respectively. The fair value of the stock options granted on the date of grant, which is amortized to expense over the vesting period, is estimated using the Black-Scholes option-valuation model with the following weighted-average assumptions:

2003		2004	2005
Risk-free interest rate	0.24%	0.34%	0.50%
Expected lives	3.48 years	3.48 years	3.48 years
Expected volatility	52.81%	48.13%	40.02%
Expected dividends	0.69%	0.88%	0.93%

     A summary of the status of the Company’s warrants, which expired up until August 26, 2004, and options as of March 31, 2003, 2004 and 2005, and changes during the years is as follows:

		Weighted-Average	Weighted-Average Exercise
	Number of Shares	Remaining Life	Price per Share
	(Thousands)	(Years)	Yen	U.S. Dollars

Outstanding at March 31, 2002	1,177	2.5	¥3,798
Granted	564		2,477
Expired	(98)		2,188

Outstanding at March 31, 2003	1,643	2.5	¥3,441
Granted	313		2,951
Expired	(284)		4,728

Outstanding at March 31, 2004	1,672	2.4	¥3,131
Granted	316		2,944	$27.51
Exercised	(4)		2,477	23.15
Expired	(413)		3,266	30.52

Outstanding at March 31, 2005	1,571	2.5	¥3,059	$28.59

Exercisable at March 31, 2004	795		¥3,664

Exercisable at March 31, 2005	942		¥3,133	$29.28

14. Other comprehensive income:
Change in accumulated other comprehensive income (loss) is as follows:

	Millions of Yen
			Foreign Currency	Total Accumulated
	Minimum Pension	Net Unrealized	Translation	Other Comprehensive
	Liability Adjustments	Gains on Securities	Adjustments	Income (Loss)

Balance at March 31, 2002	¥(20,487)	¥4,583	¥(8,832)	¥(24,736)
Adjustments for the year	(12,188)	(1,235)	(17,470)	(30,893)

Balance at March 31, 2003	(32,675)	3,348	(26,302)	(55,629)
Adjustments for the year	9,745	5,755	(21,700)	(6,200)

Balance at March 31, 2004	(22,930)	9,103	(48,002)	(61,829)
Adjustments for the year	11,744	(853)	3,269	14,160

Balance at March 31, 2005	¥(11,186)	¥8,250	¥(44,733)	¥(47,669)

	Thousands of U.S. Dollars
			Foreign Currency	Total Accumulated
	Minimum Pension	Net Unrealized	Translation	Other Comprehensive
	Liability Adjustments	Gains on Securities	Adjustments	Income (Loss)

Balance at March 31, 2004	$(214,299)	$85,075	$(448,617)	$(577,841)
Adjustments for the year	109,757	(7,972)	30,551	132,336

Balance at March 31, 2005	$(104,542)	$77,103	$(418,066)	$(445,505)

     Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Millions of Yen
	Before-Tax	Tax (Expense)	Minority	Net-of-Tax
	Amount	or Benefit	Interest	Amount

2003:
Minimum pension liability adjustments	¥(21,255)	¥8,927	¥140	¥(12,188)
Net unrealized gains on securities:
Unrealized holding losses arising during year	(3,502)	1,472	7	(2,023)
Less—Reclassification adjustment for losses realized in net income	1,366	(573)	(5)	788

Net unrealized losses	(2,136)	899	2	(1,235)
Foreign currency translation adjustments	(18,178)	—	708	(17,470)

Other comprehensive income (loss)	¥(41,569)	¥9,826	¥850	¥(30,893)

2004:
Minimum pension liability adjustments	¥16,803	¥(6,953)	¥(105)	¥9,745
Net unrealized gains on securities:
Unrealized holding gains arising during year	9,790	(4,013)	(16)	5,761
Less—Reclassification adjustment for gains realized in net income	(10)	4	—	(6)

Net unrealized gains	9,780	(4,009)	(16)	5,755
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during year	(23,010)	—	912	(22,098)
Less—Reclassification adjustment for losses realized in net income	398	—	—	398

Net foreign currency translation adjustments	(22,612)	—	912	(21,700)

Other comprehensive income (loss)	¥3,971	¥(10,962)	¥791	¥(6,200)

2005:
Minimum pension liability adjustments	¥20,003	¥(8,225)	¥(34)	¥11,744
Net unrealized gains on securities:
Unrealized holding gains arising during year	843	(347)	4	500
Less—Reclassification adjustment for gains realized in net income	(2,293)	940	—	(1,353)

Net unrealized losses	(1,450)	593	4	(853)
Foreign currency translation adjustments	3,292	—	(23)	3,269

Other comprehensive income (loss)	¥21,845	¥(7,632)	¥(53)	¥14,160

	Thousands of U.S. Dollars
	Before-Tax	Tax (Expense)	Minority	Net-of-Tax
	Amount	or Benefit	Interest	Amount

2005:
Minimum pension liability adjustments	$186,944	$(76,869)	$(318)	$109,757
Net unrealized gains on securities:
Unrealized holding gains arising during year	7,879	(3,243)	37	4,673
Less—Reclassification adjustment for gains realized in net income	(21,430)	8,785	—	(12,645)

Net unrealized losses	(13,551)	5,542	37	(7,972)
Foreign currency translation adjustments	30,766	—	(215)	30,551

Other comprehensive income (loss)	$204,159	$(71,327)	$(496)	$132,336

15. Supplemental information:
Supplemental information for the years ended March 31, 2003, 2004 and 2005 is as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2003	2004	2005	2005

Research and development expenses charged to cost and expenses	¥45,388	¥51,483	¥55,897	$522,402
Advertising costs charged to expense as incurred	11,089	12,813	11,599	108,402

     Other income of revenues for the years ended March 31, 2003, 2004 and 2005 consisted of the following:

				Thousands of
	Millions of Yen			U.S. Dollars
	2003	2004	2005	2005

Gain on sale of available-for-sale securities and sundry investments	—	¥37	¥2,309	$21,579
Foreign exchange gain, net	—	—	462	4,318
Dividend income	¥283	326	385	3,598
Other	358	141	259	2,421

Total other income	¥641	¥504	¥3,415	$31,916

     Other deductions of cost and expenses for the years ended March 31, 2003, 2004 and 2005 consisted of the following:

				Thousands of
	Millions of Yen			U.S. Dollars
	2003	2004	2005	2005

Impairment losses of long-lived assets	—	—	¥4,460	$41,682
Write-down of available-for-sale securities and sundry investments	¥1,369	¥245	51	477
Foreign exchange loss, net	2,045	1,244	—	—
Other	20	152	1,827	17,075

Total other deductions	¥3,434	¥1,641	¥6,338	$59,234

     The Company recognized impairment losses of long-lived assets of ¥4,460 million ($41,682 thousand) for the year ended March 31, 2005 in accordance with the provisions of SFAS No. 144.
     The Company reviewed PPD’s production facilities for impairment because of the unfavorable post-acquisition changes in market conditions for plasma displays. For the impairment review purpose, PPD’s production facilities were grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, and as a result, an impairment loss of ¥3,396 million ($31,738 thousand) was recognized as the excess of the carrying value of the asset group over the estimated fair value of the asset group. Fair value was determined using an expected present value technique.
     In addition, a foreign subsidiary recognized an impairment loss of ¥477 million ($4,458 thousand) for the year ended March 31, 2005 related to the property and equipment of the plant to be closed.
     During the year ended March 31, 2005, the Company decided to no longer sell set-top boxes for cable TV providers in the United States in order to shift its research and development resources toward products for the open cable market. The Company continues to manufacture and sell cable TV set-top boxes in Japan and there was no separate financial reporting for the distribution of the cable TV set-top boxes to the U.S. market. As a result of this decision, the Company recognized an impairment loss of ¥587 million ($5,486 thousand) related to intangible assets of software in Japan for the manufacture of cable TV set-top boxes to the U.S. market and, in addition to the impairment loss, charged ¥1,783 million ($16,664 thousand) in “Other” of other deductions of cost and expenses for asset disposal cost, employee termination benefits and contract termination costs for the year ended March 31, 2005.

16. Leased assets:
The Company leases certain land, machinery and equipment, office space, warehouses, computer equipment and employees’ residential facilities.
     An analysis of assets under capital leases was as follows:

		Thousands of
	Millions of Yen	U.S. Dollars
	2005	2005

Machinery and equipment	¥12,625	$117,991
Accumulated depreciation	(1,794)	(16,767)

Total	¥10,831	$101,224

     The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2005:

		Thousands of
Year ending March 31	Millions of Yen	U.S. Dollars

2006	¥3,710	$34,673
2007	3,261	30,476
2008	2,478	23,159
2009	509	4,757
2010	499	4,663
2011 and thereafter	1,289	12,047

Total minimum lease payments	11,746	109,775

Less—Amount representing interest	617	5,766

Present value of net minimum lease payment	11,129	104,009
Less—Current obligations	3,441	32,159

Long-term capital lease obligations	¥7,688	$71,850

     Rental expenses under operating leases for the years ended March 31, 2003, 2004 and 2005 aggregated ¥6,068 million, ¥6,268 million and ¥8,376 million ($78,280 thousand), respectively. Such rentals relate principally to cancelable leases which are renewable upon expiration.
     The net minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2005 are as follows:

		Thousands of
Year ending March 31	Millions of Yen	U.S. Dollars

2006	¥6,335	$59,206
2007	4,925	46,028
2008	3,585	33,505
2009	1,249	11,673
2010	1,051	9,822
Thereafter	2,552	23,850

Total minimum future rentals	¥19,697	$184,084

17. Financial instruments:
Derivatives—
The Company operates internationally, giving rise to exposure to market risks from changes in foreign exchange rates and interest rates. Derivative financial instruments are utilized by the Company to reduce those risks but are not held or issued for trading purposes.
     To hedge certain purchase and sale commitments and anticipated but not yet committed transactions denominated in other than functional currencies, the Company enters into forward exchange contracts.
     The notional amounts of forward exchange contracts as of March 31, 2004 and 2005 were ¥20,505 million and ¥34,950 million ($326,636 thousand), respectively.
     To change currency and interest rate features of intercompany finance transactions, the Company entered into currency swap contracts with banks. Currency swap contracts effectively changed, in substance, the U.S. dollars floating interest rate intercompany borrowings into Japanese yen fixed and floating interest rate borrowings and euro fixed interest rate borrowings. The notional amounts of currency swap contracts as of March 31, 2004 and 2005 were ¥35,106 million and ¥35,489 million ($331,673 thousand), respectively.
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

18. Fair value of financial instruments:
The following table presents the carrying amounts and fair values of the Company’s financial instruments at March 31, 2004 and 2005:

	Millions of Yen				Thousands of U.S. Dollars
	2004		2005		2005
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amounts	Value	Amounts	Value	Amounts	Value

Assets:
Available-for-sale securities	¥24,516	¥24,516	¥22,268	¥22,268	$208,112	$208,112
Sundry investments	528	541	411	452	3,841	4,224
Long-term receivables	253	244	185	179	1,729	1,673
Other financial instruments:
Forward exchange contracts	790	790	50	50	467	467
Currency swap	—	—	190	190	1,776	1,776
Liabilities:
Long-term debt, including current maturity	(94,201)		(100,495)		(939,206)
Less—Capital lease obligations	—		11,129		104,009

Long-term debt—net	(94,201)	(89,507)	(89,366)	(84,301)	(835,197)	(787,860)

Other financial instruments:
Forward exchange contracts	(95)	(95)	(555)	(555)	(5,187)	(5,187)
Currency swap	(3,179)	(3,179)	(3,009)	(3,009)	(28,121)	(28,121)

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
     The carrying amounts and the fair values of available-for-sale securities are disclosed in Note 5.
     Sundry investments included non-marketable equity securities, amounting to ¥2,855 million and ¥2,977 million ($27,823 thousand) at March 31, 2004 and 2005, respectively, and memberships amounting to ¥528 million and ¥411 million ($3,841 thousand) at March 31, 2004 and 2005, respectively. The corresponding fair values of non-marketable equity securities at those dates were not computed as such estimation is not practicable. The fair values of memberships were estimated based on the market price.
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

19. Basic and diluted earnings (loss) per share:
A reconciliation of the numerators and denominators of basic and diluted net income (loss) per share computation for the years ended March 31, 2003, 2004 and 2005 is as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2003	2004	2005	2005

Income (loss) from continuing operations	¥15,942	¥20,363	¥(8,789)	$(82,140)
Effect of dilution—Zero coupon convertible bonds	—	(21)	—	—

Income (loss) from continuing operations—diluted	¥15,942	¥20,342	¥(8,789)	$(82,140)

Income from discontinued operations, net of tax	¥136	¥4,475	—	—

Net income (loss)	¥16,078	¥24,838	¥(8,789)	$(82,140)
Effect of dilution—Zero coupon convertible bonds	—	(21)	—	—

Net income (loss)—diluted	¥16,078	¥24,817	¥(8,789)	$(82,140)

Number of Shares (Thousands)

Weighted-average common shares outstanding	178,168	175,433	175,389
Effect of dilutive convertible bonds	—	1,115	—
Effect of dilutive warrants	2	—	—
Effect of stock options	1	61	—

Diluted common shares outstanding	178,171	176,609	175,389

	Yen			U.S. Dollars

Basic net income per share:
Income (loss) from continuing operations	¥89.48	¥116.07	¥(50.11)	$(0.47)
Income from discontinued operations, net of tax	0.76	25.51	—	—

Net income (loss)	¥90.24	¥141.58	¥(50.11)	$(0.47)

Diluted net income per share:
Income (loss) from continuing operations	¥89.48	¥115.18	¥(50.11)	$(0.47)
Income from discontinued operations, net of tax	0.76	25.34	—	—

Net income (loss)	¥90.24	¥140.52	¥(50.11)	$(0.47)

20. Supplemental schedule:
The changes in the allowance for doubtful receivables for the years ended March 31, 2003, 2004 and 2005 are as follows:

	Millions of Yen
	Balance at	Charged (Credited)	Deductions for
	Beginning	to Costs and	Accounts	Translation	Balance at End
Allowance for Doubtful Receivables	of Period	Expenses	Written Off	Adjustments	of Period

2003	¥5,319	¥411	¥(765)	¥(334)	¥4,631
2004	4,631	(667)	(13)	(417)	3,534
2005	3,534	(515)	(497)	88	2,610

Thousands of U.S. Dollars
	Balance at	Charged (Credited)	Deductions for
	Beginning	to Costs and	Accounts	Translation	Balance at End
Allowance for Doubtful Receivables	of Period	Expenses	Written Off	Adjustments	of Period

2005	$33,028	$(4,813)	$(4,645)	$822	$24,392

     The changes in the warranty reserve for the years ended March 31, 2003, 2004 and 2005 are as follows:

	Millions of Yen
	Balance at
	Beginning			Translation	Balance at End
Warranty Reserve	of Period	Provision	Payments	Adjustments	of Period

2003	¥6,481	¥7,642	¥(7,374)	¥(256)	¥6,493
2004	6,493	6,050	(6,669)	(455)	5,419
2005	5,419	8,030	(7,844)	117	5,722

	Thousands of U.S. Dollars
	Balance at
	Beginning			Translation	Balance at End
Warranty Reserve	of Period	Provision	Payments	Adjustments	of Period

2005	$50,645	$75,047	$(73,308)	$1,093	$53,477

21. Commitments and contingent liabilities:
Commitments outstanding at March 31, 2005 for the purchase of property, plant and equipment and advertisement payments approximated ¥3,967 million ($37,075 thousand).
     Contingent liabilities at March 31, 2005 principally for loans guaranteed in the ordinary course of business amounted to ¥25,403 million ($237,411 thousand).
     Loans guaranteed at March 31, 2005 are as follows:

		Guaranteed Amount
			Thousands of
Guarantee for	Guaranteed until	Millions of Yen	U.S. Dollars

Affiliated company	May 31, 2012–October 22, 2012	¥25,000	$233,645
Affiliated company	April 1, 2005–March 31, 2006	403	3,766

Total		¥25,403	$237,411

     The Company entered into these guarantee agreements to sustain the business relationships.
     The Company will be required to pay the guaranteed amounts if the affiliated companies are unable to repay.
     During the year ended March 31, 2001, the Company received a notice of proposed assessment from the German tax authorities for approximately EUR 21 million (¥2,916 million translated at the foreign exchange rate at March 31, 2005) relating to a tax position taken in prior years concerning intercompany purchase prices. The Company officially challenged the proposed assessment by arbitration procedures. There was no progress during the year ended March 31, 2005. In the opinion of management, it is not possible at this time to determine the ultimate resolution of this matter.
22. Remuneration of directors, executive officers and corporate auditors:
The aggregate remuneration (including bonuses and stock-based compensation [see Note 13]) charged to income by the parent company for directors, executive officers and corporate auditors for the years ended March 31, 2003, 2004 and 2005 totaled ¥965 million, ¥1,238 million and ¥1,136 million ($10,617 thousand), respectively.
23. Subsequent event:
On April 15, 2005, Pioneer Speakers, Inc. (“PSI”), a wholly-owned U.S. subsidiary of Tohoku Pioneer Corporation received a notice from the United States Customs and Border Protection proposing additional custom duty and penalty of approximately $26 million (¥2,792 million translated at the foreign exchange rate at March 31, 2005) for alleged erroneous claims for preferential treatment of duties on products imported by PSI for the period of June 23, 1997 through December 31, 1999. PSI intends to file a petition for relief from this penalty action. In the opinion of management, it is not possible at this time to determine the ultimate outcome of this matter.