Form 20-F
period 2006-03-31
PIONEER CORP
filed 2006-07-07
CIK 78706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                         to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number 1-7616
PIONEER KABUSHIKI KAISHA
(Exact name of Registrant as specified in its charter)
PIONEER CORPORATION
(Translation of Registrant’s name into English)
JAPAN
(Jurisdiction of incorporation or organization)
4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)
Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

None	None
Securities registered pursuant to Section 12(g) of the Act.
Common Stock

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Outstanding as of March 31, 2006
Title of class	(Japan time)
Common Stock	174,421,890
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑      No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐       No ☑
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑       No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
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
Cautionary Statement with Respect to Forward-Looking Statements
Statements made in this annual report with respect to our current plans, estimates, strategies and beliefs, and other statements that are not historical facts are forward-looking statements about our future performance. Forward-looking statements include but are not limited to those statements using words such as “believe,” “expect,” “intend,” “plan,” “aim,” “forecast,” “estimate,” “project,” “anticipate,” “strategy,” “prospects,” “may,” “might” or “will” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on our management’s assumptions and beliefs in light of the information currently available to it. We caution that a number of important risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not believe that it is our obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to, (i) general economic conditions in the markets in which we sell our products, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance of our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology, severe price competition and subjective and changing consumer preferences; (iv) our ability to implement successfully our business strategies; (v) our ability to compete, as well as develop and implement successful sales and distribution strategies, in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditure; (vii) our ability to continuously enhance our brand image; (viii) the success of our joint ventures and alliances; and (ix) the outcome of contingencies.
PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not applicable
Item 2. Offer Statistics and Expected Timetable
     Not applicable

Item 3. Key Information
A. Selected financial data
The following table presents selected consolidated financial data as of the dates and for the periods indicated. We derived the consolidated statements of operations data for each of the three years in the period ended March 31, 2006 and the consolidated balance sheet data as of March 31, 2005 and 2006 from our audited consolidated financial statements included elsewhere herein. We derived the consolidated statement of operations data for each of the two years in the period ended March 31, 2003 and the consolidated balance sheets data as of March 31, 2002, 2003 and 2004 from our audited consolidated financial statements which are not included herein. Our audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for segment data which is prepared in accordance with the regulations under the Securities and Exchange Law of Japan.

	Year ended March 31
	2002	2003	2004	2005	2006
	(In millions of yen, except per share data)
Consolidated Statements of Operations Data:
Operating revenue (Note 4) (Note 5)	¥624,978	¥664,828	¥684,749	¥711,042	¥754,964
Income (loss) from continuing operations before income taxes (Note 5)	7,268	15,029	19,464	(10,112)	(85,758)
Income (loss) from discontinued operations, net of tax (Note 5)	779	1,049	5,374	1,323	772
Net income (loss)	8,047	16,078	24,838	(8,789)	(84,986)
Per share of common stock:
Income (loss) from continuing operations:
Basic	40.37	84.35	110.95	(57.65)	(491.66)
Diluted	40.36	84.35	110.09	(57.65)	(491.66)
Net income (loss):
Basic	44.70	90.24	141.58	(50.11)	(487.23)
Diluted	44.69	90.24	140.52	(50.11)	(487.23)

Consolidated Balance Sheets Data:
Total assets	¥645,129	¥647,029	¥722,542	¥725,167	¥678,046
Short-term borrowings	45,867	29,893	23,327	33,152	23,205
Current portion of long-term debt	2,551	974	4,510	19,276	7,165
Long-term debt, less current portion	35,677	32,196	89,691	81,219	92,970
Shareholders’ equity	347,003	318,393	332,938	332,239	273,250
Common stock	49,049	49,049	49,049	49,049	49,049
Number of shares issued (in thousands)	180,064	180,064	180,064	180,064	180,064

	Year ended March 31
	2002	2003	2004	2005	2006
	(In millions of yen, except per share data and percentage amounts)
Other Data:
Capital expenditures	¥46,909	¥40,493	¥57,978	¥63,866	¥40,325
Research and development (R&D) expenses	39,033	45,366	51,449	55,858	63,442
Cash flows from operating activities	57,358	91,509	60,378	19,946	68,329
Cash flows from investing activities	(51,396)	(35,228)	(52,754)	(93,516)	(29,759)
Cash flows from financing activities	(4,207)	(34,680)	51,827	(4,019)	(38,551)

Return on equity (Note 1)	2.4%	4.8%	7.6%	(2.6%)	(28.1%)
Return on assets (Note 2)	1.3%	2.5%	3.6%	(1.2%)	(12.1%)

Cash dividends declared per share of common stock (Note 3):
Interim (in yen)	7.50	7.50	12.50	12.50	7.50
(in U.S. dollars)	0.06	0.06	0.12	0.12	0.06
Year-end (in yen)	7.50	10.00	12.50	12.50	2.50
(in U.S. dollars)	0.06	0.08	0.11	0.11	0.02

Notes: 1.	Net income (loss) as a percentage of average (simple average of beginning and end of year balances) shareholders’ equity.

2.	Net income (loss) as a percentage of average (simple average of beginning and end of year balances) total assets.

3.	Cash dividends in U.S. dollars are based on the noon buying rate in yen for cable transfers in New York City as certified for customs purposes by the Federal Reserve Bank of New York on the date of the dividend payment.

4.	In fiscal 2003, we adopted EITF (Emerging Issues Task Force) 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” The adoption resulted in a reduction in net sales and a corresponding decrease in selling, general and administrative expenses. Previously reported amounts have been reclassified accordingly.

5.	In fiscal 2006, we sold a subsidiary engaged in the development of cable TV software, and reached a preliminary agreement on the sale of subsidiaries involved in the electronic components business. As a result, the operating results of these subsidiaries, and the gain on the sale are presented as income from discontinued operations in the consolidated statements of operations in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Corresponding figures for the previous fiscal years have been reclassified accordingly.

Exchange rates (yen per U.S. dollar)
The exchange rate between the yen and the U.S. dollar, based upon the noon buying rate in yen for cable transfers in New York City as certified for customs purposes by the Federal Reserve Bank of New York, was ¥115.65 = US$1.00 on July 5, 2006.

	Average	High	Low	Period-end
Year ended March 31
2002	¥125.64	¥115.89	¥134.77	¥132.70
2003	121.10	115.71	133.40	118.07
2004	112.75	104.18	120.55	104.18
2005	107.28	102.26	114.30	107.22
2006	113.67	104.41	120.93	117.48

2006
January		113.96	117.55
February		115.82	118.95
March		115.89	119.07
April		113.79	118.66
May		110.07	113.46
June		111.66	116.42
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
If we are unable to innovate and to develop attractive new products, our future growth and profitability may be adversely affected
We derive a substantial portion of our revenues from sales of innovative new products. We expect that sales of our new products — currently including plasma displays and car navigation systems — will continue to account for a substantial portion of our revenues, and we expect our future growth and profitability to rely primarily on the continued development and sale of innovative new products, such as Blu-ray Disc players.
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
For example, competitors in the plasma display market may substantially increase their production capabilities or introduce alternative products at a lower price and cause market competition to intensify further. Moreover, due to standardization and the relative ease of imitation of products such as digital versatile disc (“DVD”) players, competition from manufacturers in emerging markets may also continue to intensify. Our research into the development of new products generally requires large costs that competitive imitators may not need to incur. In an aggressive price-cutting environment we may find it difficult to maintain or increase our market share or remain profitable against low-cost and low-budget competitors.
Failure of our next generation optical disc format to gain broad market acceptance may adversely affect our business and results of operations
Currently, there are two generally recognized competing formats for the next generation optical discs, Blu-ray Disc and HD DVD. Each of the disc formats makes use of its own distinct technology and is incompatible with the other format.
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
A substantial decline in our royalty revenue as a result of the expiration of many of our existing patents relating to laser optical disc technologies may adversely affect our profitability
The licensing of our patent and other intellectual property rights makes a significant contribution to our net income since costs related to patent licensing are limited principally to amortization of patent rights and expenses for licensing activities. The legal protections afforded to these rights have a limited duration under applicable laws, and the length of protection varies from country to country or region. A significant portion of our patent rights relating to laser optical disc technologies have expired in Europe and Japan and some portion of those in North America started to expire. As a result, our royalty revenue is expected to decline in the future. This decline in royalty revenue may in turn have an adverse impact on our profitability. Royalty revenue from patent licensing also depends to a material degree on the sales of patented products by our licensees, making it hard for us to predict actual royalty revenue amounts. For a discussion of our patent licensing business, see “Item 4.B. Business overview–Nature of operations.”
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

Our performance in the OEM business is substantially dependent on the performance of our customers’ businesses
We provide our OEM products to automobile manufacturers, electronics manufacturers, personal computer (“PC”) makers and other large-scale businesses worldwide. The products we supply include car stereo products, car navigation systems, DVD drives, plasma displays and organic light-emitting diode (“OLED”) displays. Sales to business customers in these areas are significantly affected by the respective customers’ business results and by factors that are beyond our control. Further, price-cutting to meet customer demands may cause a reduction in our profit margin. The under-performance of a customer’s business, the unexpected termination of contracts, changes in the purchasing practices of our OEM customers or aggressive price-cutting to satisfy a large business customer’s demands may adversely affect our results of operations.
Because our products and technologies are dependent on the service of capable engineers and other key personnel, difficulty in recruiting and developing key personnel could have an adverse impact on our future growth
Our products and technologies are complex, and our future growth and success depend to a significant extent on the service of capable engineers and other key personnel; therefore, hiring and training additional highly-skilled engineers and other competent personnel are important for our success.
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
Limits on intellectual property protection may make us vulnerable to competition from third parties that use our technology and expertise
While we have developed technology and expertise which differentiate our products from those of our competitors, some of our unique technology and expertise is either not fully capable of being protected by intellectual property rights or protected only to a limited extent pursuant to legal limitations in certain jurisdictions. Although we have the ability to reduce illegal imports of such products into certain jurisdictions through exercise of our legal rights, we may be unable to effectively prevent third parties from using our intellectual property rights to produce products similar to ours. In addition, we may be unable to prevent third parties from developing technologies that are similar or superior to our technology, or from designing around or reverse engineering our patents and trade secrets. Moreover, our future products and technology might later be found to infringe upon a third party’s intellectual property rights.
Product defects resulting in a large-scale product recall or successful products liability claims against us could result in a significant cost or a negative impact on our reputation and adversely affect our business results of operations
We manufacture various products at our plants worldwide in accordance with internationally accepted quality-control standards. We cannot be certain, however, that all of our products are defect-free and may not be recalled at some later date. Furthermore, although we maintain insurance against product liability claims, we cannot be certain that such insurance can adequately satisfy the liabilities ultimately incurred. In addition, insurance may not continue to be available on terms acceptable to us. A large-scale product recall or a successful products liability claim against us could result in significant costs or have a negative impact on our reputation, which may in turn lead to a decrease in sales, adversely affecting our results of operations.
Failure to achieve the goals of collaborations, technological tie-ups, and joint ventures with third parties may adversely affect our results of operations and future growth
As part of our technological development process, we conduct many joint activities with other companies in the form of collaborations, technological tie-ups, or joint ventures intended to optimize management resources and utilize the synergy of combined technologies. We expect to continue to adopt an active approach to exploiting these opportunities. If differences arise among the participants of these joint activities due to managerial, financial or other reasons, we may not achieve the goals of these development projects, which may in turn adversely affect our results of operations and future growth.
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
Damage to our production facilities as a result of disasters, power outages or similar events may significantly reduce our production capacity
We periodically carry out disaster prevention checks and facility maintenance at all of our production facilities to minimize potential negative impact caused by disruptions on our manufacturing lines. However, we may not completely prevent or mitigate the effect of a disaster, outage or other disruption at our production facilities. For example, our plasma display panels are currently manufactured at our Shizuoka, Yamanashi and Kagoshima plants in Japan which is an earthquake-prone country. Accordingly, our plasma display panel production capacity could be significantly reduced in the event of a major earthquake in Japan.
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
Registered office
Pioneer’s registered office is located at 4-1, Meguro 1-chome, Meguro-ku, Tokyo 153-8654, Japan. Pioneer’s telephone number is 81-3-3494-1111.
Principal capital expenditures, investments and divestitures
In fiscal 2004, 2005 and 2006, our capital expenditures consisted principally of facilities and molds for production and totaled ¥57,978 million, ¥63,866 million and ¥40,325 million, respectively. They were paid principally out of our internally generated working capital. The facilities for production comprised those for DVD pickups, and plants and machinery for plasma displays. See the table in “Item 4.D. Property, plants and equipment,” for a list of our principal plants.
In fiscal 2006, through a management buyout, we sold all of our shares in Pioneer Digital Technologies, Inc., a wholly-owned subsidiary engaged in the development of operating software for cable TV set-top boxes in the United States. We recognized a gain on the sale of ¥282 million, net of taxes, in the year ended March 31, 2006.
In fiscal 2006, we cancelled plans for the mass-production of active-matrix OLEDs, as we did not anticipate profitability in this business. Accordingly, we withdrew from the thin-film transistor (“TFT”) substrate business conducted by ELDis, Inc., 47.5% owned by Tohoku Pioneer Corporation, a 67% owned subsidiary. We recorded equity in losses of affiliated companies of ¥24,139 million for the year ended March 31, 2006. ELDis, Inc. was liquidated in March, 2006.
In order to improve management efficiency by concentrating resources in strategic business, on March 31, 2006, we reached a preliminary agreement with OMRON Corporation concerning the transfer of all of the shares of Pioneer Precision Machinery Corporation, a 99.5% owned subsidiary, which is engaged in the manufacturing and marketing of high-precision parts for electronic equipment.
B. Business overview
Nature of operations
We develop, design, manufacture and sell home electronics products such as audio, video and car electronics products on a global scale. We are one of the leading innovators of car navigation systems, plasma displays and DVD products. We are also one of the leading manufacturers of car audio products in the world consumer market. In addition, we derive revenue from the manufacture and sale of industrial electronics, such as factory automation (“FA”) systems and parts and from the licensing of patents that we own.
Our principal production activities are carried out in Asia, including Japan. Our products are generally sold under our own brand names, principally “Pioneer.” Our primary markets are Japan, North America, Europe and Asia and we sell our products to customers in consumer and business markets through sales offices in Japan and through sales subsidiaries of Pioneer and independent distributors outside of Japan. In addition, on an OEM basis, we market certain products, such as car electronics products, recordable DVD drives, plasma displays and OLED displays to other companies.
In fiscal 2006, we sold Pioneer Digital Technologies, Inc., a subsidiary engaged in the development of cable TV software, and reached a preliminary agreement on the sale of Pioneer Precision Machinery Corporation involved in the electronic components business. Consequently, the operating results of these subsidiaries, and the gain on the sale are presented as income from discontinued operations in this report. Corresponding figures for the previous fiscal years have been reclassified accordingly.
Also, in fiscal 2006, we changed our business segment classification for certain businesses. Results related to plasma displays for business use and disc jockey (“DJ”) equipment have been moved from “Others” to “Home Electronics.” Corresponding figures for the previous fiscal years have been reclassified accordingly. (The consolidated financial statements included in this annual report and the financial information are prepared in accordance with U.S. GAAP, except for segment data which is prepared in accordance with relevant regulations under the Securities and Exchange Law of Japan. Specifically, such segment information is required to be reported by reportable industrial segment, whereas segment information is required to be reported by reportable operating segment under U.S. GAAP.)
The profit margins in the “Patent Licensing” segment are substantially higher than those in the other three segments, since costs related to patent licensing are limited principally to amortization of patent rights and expenses for licensing activities.
The following table sets forth our operating revenue from unaffiliated customers by business segment for the respective periods indicated:

Operating Revenue from Unaffiliated Customers by Business Segments

	Year ended March 31
	2004		2005		2006
	(In millions of yen, except for percentage amounts)
Home Electronics
Domestic	¥82,580	12.1%	¥90,838	12.8%	¥81,998	10.9%
Overseas	223,625	32.6	231,933	32.6	272,692	36.1

Total	¥306,205	44.7%	¥322,771	45.4%	¥354,690	47.0%

Car Electronics
Domestic	¥121,708	17.8%	¥120,260	16.9%	¥117,560	15.6%
Overseas	170,479	24.9	183,150	25.8	212,962	28.2

Total	¥292,187	42.7%	¥303,410	42.7%	¥330,522	43.8%

Others
Domestic	¥44,502	6.5%	¥37,653	5.3%	¥33,208	4.3%
Overseas	30,034	4.4	36,971	5.2	28,004	3.8

Total	¥74,536	10.9%	¥74,624	10.5%	¥61,212	8.1%

Patent Licensing	¥11,821	1.7%	¥10,237	1.4%	¥8,540	1.1%

Total Operating Revenue	¥684,749	100.0%	¥711,042	100.0%	¥754,964	100.0%

Home Electronics:
This segment includes plasma displays, DVD recorders, DVD players, DVD drives, stereo systems, individual stereo components, DJ equipment, telephones and equipment for cable TV systems.
Plasma displays worldwide accounted for the largest sales in this segment for fiscal 2006. In addition, DVD drives also contributed significantly to sales in this segment.
We believe the traditional home audio markets of Japan, North America and Europe have matured and accordingly, price competition in these markets is strong. We do not expect the traditional home audio markets in these regions to grow substantially. The market for DVD products and plasma displays are growing, but prices are falling rapidly. In the DVD recorder business, we plan to curb investment in the development of new products that entail large development expenses and do not directly take advantage of our strengths. In optical disc drives for PCs, we plan to reduce our business risks through collaboration with other companies and other means, while lowering costs by increasing production. We intend to concentrate on developing and marketing Blu-ray Disc related products, which are promising next generation optical disc products. In our plasma display business, we continue to promote vigorously 40-inch and larger models of high-definition plasma displays in the worldwide market. We are reducing OEM sales of panel modules, which carry the risk of volatility in sales volumes. Instead, we plan to focus on increasing sales under Pioneer’s own brands.

Car Electronics:
This segment includes car navigation systems, car stereos, car AV systems and car speakers.
Overall, car stereos accounted for the largest sales in this segment for fiscal 2006. In Japan, our car navigation systems accounted for the largest sales. Overseas, car stereos accounted for the largest sales, while car navigation systems also contributed to sales in this segment. Sales based on OEM accounted for 35% in this segment.
Both in Japan and outside Japan, sales in this segment are generally made in the consumer market and to automobile manufacturers on an OEM basis for installation in new cars on production lines or as optional parts. Sales in this category are gradually shifting from the consumer market to the OEM market, as automobile manufacturers place greater emphasis on differentiation of their cars. Our strong brand recognition is helping us maintain our leading market share of car electronics products in a global consumer market. We became the first manufacturer in the world to introduce car navigation systems for the consumer market when we launched our first car navigation systems to the Japanese market in fiscal 1991, and since then have maintained a leading position in the consumer market in Japan by offering affordably-priced and easy-to-operate DVD-ROM and advanced HDD-equipped models. We intend to actively press ahead with business expansion in Europe and North America, where full-fledged consumer markets for car navigation systems are emerging. In fiscal 2006, we introduced our first car navigation systems to the Chinese consumer market. In the car audio business, we also strive to widen our market share with new products and innovations, such as car CD players with OLED displays and in-car entertainment systems. As we keep introducing innovative car electronics products, we will continue to seek to distinguish our products from our competitors.
Patent Licensing:
This segment includes the licensing of patents related to laser optical disc technologies.
Most of the royalty revenue from this segment is obtained from licensing patents relating to laser optical disc technologies that are held by Discovision Associates (“DVA”), our wholly-owned U.S. partnership. The legal protections afforded these rights have a limited duration under applicable laws, and the length of protection varies from country to country or by region. A significant portion of these patents have expired in certain countries/regions such as Japan and Europe and some portion of those in North America started to expire. As a result, our royalty revenue is expected to decline in the future.
Revenue from the Patent Licensing segment is substantially less than from our other segments, constituting 1.1% of operating revenue for fiscal 2006. However, the contribution of this segment to our income is significant compared to its contribution to our operating revenue, since costs related to patent licensing are limited principally to amortization of patent rights and expenses for licensing activities.
Others:
This segment includes products primarily for business use, such as OLED display panels, FA systems, electronics devices and parts and business-use AV systems.
Electronics devices and parts, including devices for cellular phones, accounted for the largest sales in this segment for fiscal 2006. FA systems also contributed materially to sales in this segment.

Principal markets
The following table sets forth our operating revenue from unaffiliated customers by geographic market for the respective periods indicated:
Operating Revenue by Geographic Market

	Year ended March 31
	2004		2005		2006
	(In millions of yen, except for percentage amounts)
Japan	¥248,790	36.3%	¥248,751	35.0%	¥232,766	30.8%
North America	170,702	24.9	174,106	24.5	201,378	26.7
Europe	146,250	21.4	150,770	21.2	171,912	22.8
Other Regions	119,007	17.4	137,415	19.3	148,908	19.7

Total	¥684,749	100.0%	¥711,042	100.0%	¥754,964	100.0%

Note:	Operating revenue by geographic market represents revenue from unaffiliated customers, based on the geographic location of each unaffiliated customer.
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
Marketing channels
We sell our products to a large number of retailers and distributors through our sales offices in Japan and through Pioneer’s sales subsidiaries and independent distributors outside Japan. In addition, we market certain products, such as car electronics products, plasma displays and DVD drives, on an OEM basis to other manufacturers for resale under their own brand names. Our business is not materially dependent upon any particular customer or group of customers. Most of our sales are made from inventory rather than against customer orders. Our products are generally sold under our own brand names, principally “Pioneer.”
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
No single source accounted for more than 9% of total supply purchases in fiscal 2006. We have not experienced any material difficulties in obtaining raw materials, parts and products and believe that we will continue to be able to obtain them to meet our needs.
Semiconductors account for the largest percentage of parts purchased in fiscal 2006 (on a yen basis), representing approximately 25% of our total purchases. We purchase semiconductors from various suppliers, mainly pursuant to the terms of our basic supply agreement. Our basic supply agreement generally has a term of one year, with an automatic renewal clause. Where we depend on a single supplier, we seek to strengthen our partnership with such supplier to reduce the risk of shortages of key parts and, if necessary, take other measures such as placing our order earlier than our usual practice. We purchase a portion (approximately 4%) of our semiconductor parts, which are custom-made for our needs in accordance with our designs and specifications, from STMicroelectronics N.V. While we do not currently have an alternative source for the type of semiconductors supplied by STMicroelectronics N.V., we have entered into a strategic alliance with STMicroelectronics N.V. to secure a stable source of supply at favorable prices.
The rising price of crude oil has caused an increase in the price of plastic materials used in our products. In addition, the rapid economic growth in China has caused an increase in the price of steel materials and nonferrous metals. Although these conditions have not made a significant impact on our current operations, we are continuing our efforts to procure a stable supply of these materials and maintain costs at appropriate levels.
Patents and licenses
We hold a variety of patents, including those relating to laser optical disc technology, in Japan and other countries, while we in turn are licensed to use a number of patents owned by third parties. We consider certain patents licensed from third parties to be important to our business. In particular, the patents licensed from Dolby Laboratories Licensing Corporation, U.S.A. for such devices as noise reduction, from Koninklijke Philips Electronics N.V., the Netherlands for CD products and LD products, from Thomson Licensing S.A., France for CD products and LD products, from MPEG LA, L.L.C., U.S.A. for digital video products, from Fujitsu Limited, Japan for plasma display panels and Gemstar-TV Guide International, Inc., U.S.A. for electronic program guides are utilized in products accounting for a substantial portion of our net sales. Termination of such license agreements would have a material adverse effect on our business, although we have no reason to believe that such termination will occur.

Competition
Our products, especially plasma displays and DVD-related products, are exposed to intense competition in Japan and overseas. Our competitors, which vary in size, area of distribution, range of products and financial resources, are principally companies based in Japan, Europe and South Korea, some of which are large, integrated home electric or electronic appliance manufacturers having substantially larger capital resources than we do. The electronics industry in general has been subject to substantial price competition as part of efforts by electronics manufacturers to increase their market share. In addition, electronics companies in Asia, particularly those from China and South Korea, pose a severe threat through price competition. To counter this intense competition, we place great emphasis on extensive marketing to stimulate demand for innovative and value-added products. Furthermore, we concentrate our efforts on technological research, quality control, sales promotion and the lowering of production costs by increasing procurement of parts and products made outside Japan and other measures. See also “Item 3.D. Risk factors–Competition generally, and especially on price and standardization of products, may adversely affect our results of operations.”
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
Governmental regulation
Our business activities are subject to various governmental regulations in countries in which we operate, including regulations relating to business/investment approvals, export regulations including those related to national security considerations, tariffs, antitrust, intellectual property, consumer and business taxation, exchange controls, personal information protection and environmental and recycling requirements.

C. Organizational structure
Our basic corporate structure, including some but not all of our operating subsidiaries, is shown in the following chart:

The following table sets forth the principal subsidiaries owned, directly or indirectly, by Pioneer.

		Ownership
	Country of	interest and
Name of subsidiary	incorporation	voting interest	Principal business
Tohoku Pioneer Corporation	Japan	67.0%	Manufacture of car electronics products, FA systems and OLED display panels

Pioneer Display Products Corporation	Japan	100.0%	Manufacture of plasma displays

Pioneer Plasma Display Corporation	Japan	100.0%	Manufacture of plasma displays

Pioneer North America, Inc.	U.S.A.	100.0%	Coordination of the activities of Pioneer’s North American subsidiaries and affiliates

Pioneer Electronics (USA) Inc.	U.S.A.	100.0%	Distribution of electronics products

Pioneer Electronics Capital Inc.	U.S.A.	100.0%	Financing to Pioneer and its subsidiaries

Discovision Associates*	U.S.A.	100.0%	Licensing of worldwide patents relating to laser optical disc technologies

Pioneer Europe NV	Belgium	100.0%	Coordination of the activities of Pioneer’s European subsidiaries and affiliates, and distribution of electronics products

Pioneer Electronics Asiacentre, Pte. Ltd.	Singapore	100.0%	Coordination of the activities of Pioneer’s Asian subsidiaries and affiliates, and manufacture and distribution of electronics products

Pioneer China Holding Co., Ltd.	China	100.0%	Coordination of the activities of Pioneer’s Chinese subsidiaries and affiliates and distribution of electronics products

*	Discovision Associates is a general partnership organized under the laws of the State of California in the United States.

D. Property, plants and equipment
Our manufacturing operations are conducted principally in Japan, Southeast Asia and China. The following table sets forth information, as of March 31, 2006, with respect to our principal plants.

Name of plant		Floor space
(Name of company		(square feet)
which owns the plant)	Location	[leased space]	Principal products
Japan

Kagoshima Plant	Izumi, Kagoshima	1,281,000	Plasma displays
(Pioneer Plasma Display Corporation)

Yamanashi Plant	Nakakoma, Yamanashi	874,000	Plasma displays
(Pioneer Display Products Corporation)

Shizuoka Plant	Fukuroi, Shizuoka	730,000	Plasma displays
(Pioneer Display Products Corporation)

Kawagoe Plant	Kawagoe, Saitama	553,000	Car stereos, Car navigation systems
(Pioneer Corporation)

Tendo Plant	Tendo, Yamagata	459,000	Car stereos, Car speakers, Loudspeakers
(Tohoku Pioneer Corporation)

Yonezawa Plant	Yonezawa, Yamagata	243,000	OLED displays
(Tohoku Pioneer Corporation)

Kokubo Plant	Kofu, Yamanashi	194,000	ICs, LSIs
(Pioneer Micro Technology Corporation)

Tendo the 2nd Plant	Tendo, Yamagata	186,000	FA systems
(Tohoku Pioneer Corporation)

Name of plant		Floor space
(Name of company		(square feet)
which owns the plant)	Location	[leased space]	Principal products
Outside Japan

Shanghai Plant	Shanghai, China	458,000	Car speakers
(Shanghai Pioneer Speakers Co., Ltd.)

Mexico Plant	Baja California,	397,000	Car speakers
(Pioneer Speakers,	Mexico
S.A. de C.V.)

Shanghai Plant	Shanghai, China	374,000	DVD Recorders, Car AV systems, Car stereos
(Pioneer Technology		[22,000]
(Shanghai) Co., Ltd.)

Thailand Plant	Ayutthaya, Thailand	300,000	Car stereos, Stereo systems
(Pioneer Manufacturing (Thailand) Co., Ltd.)

Malaysia Plant	Johor, Malaysia	262,000	Stereo systems, Car stereos
(Pioneer Technology (Malaysia) Sdn. Bhd.)

Guang Dong Plant	Guang Dong, China	255,000	Recordable DVD drives, DVD Recorders
(Pioneer Technology
(Dongguan) Co., Ltd.)

Guang Dong Plant	Guang Dong, China	237,000	Speaker systems
(Dongguan Monetech		[237,000]
Electronic Co., Ltd.)

California Plant	California, U.S.A.	208,000	Plasma displays, Speaker systems
(Pioneer Electronics Technology, Inc.)

U.K. Plant	West Yorkshire,	184,000	Plasma displays
(Pioneer Technology	United Kingdom
(U.K.) Ltd.)

Ohio Plant	Ohio, U.S.A.	157,000	Car stereos
(Pioneer Automotive Technologies, Inc.)

Most of the buildings of these plants and the land on which they are located are owned by us.
As of March 31, 2006, we owned our headquarters buildings in Tokyo having an approximate aggregate floor space of 336,000 square feet. We lease approximately 34,000 square feet as additional head office space in Tokyo.
We also own an employee training center in Tokyo with an approximate floor space of 17,000 square feet, and R&D facilities with an approximate aggregate floor space of 298,000 square feet.
Our sales office buildings in Japan and outside Japan are mainly leased. The head office buildings of some sales subsidiaries outside Japan are owned by us. Land and buildings for one of our subsidiaries and one of our headquarters’ buildings with an aggregate book value of ¥7,366 million were pledged as collateral for certain loans on March 31, 2006.
We are reviewing our global production systems. For the past several years, we have been accelerating the shift to overseas production. We currently plan to shift from our emphasis on overseas manufacturing and focus more on an efficient response to fast-changing markets. As part of this plan, in fiscal 2006, we closed a car electronics plant in Mexico and decided to close a car electronics plant in Belgium.
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
Item 4A. Unresolved Staff Comments
None

Item 5. Operating and Financial Review and Prospects
Overview
We develop, design, manufacture and sell home electronics products such as audio, video and car electronics products on a global scale. We are one of the leading innovators of car navigation systems, plasma displays and DVD products. We are also one of the leading manufacturers in the world consumer market of car audio products. In addition, we derive revenue from the manufacture and sale of industrial electronics, such as FA systems and parts and from the licensing of patents that we own.
During fiscal 2006, the global economy continued steady growth, in part by robust consumer spending, despite concerns over surging prices of raw materials, including crude oil and certain metals. In Japan, our largest market, the economy continued to recover due to increased consumer spending and corporate investment. In the consumer electronics market, the popularity of and demand for newer products, such as flat panel TVs and DVD recorders continued to grow significantly. However, we faced an extremely challenging business environment, due to severe, price-based competition involving those core products, which adversely affected our profitability.
In response to this challenging environment we announced plans to restructure our business on December 8, 2005 and we are currently implementing them. The primary components of our business restructuring plans are:
Organizational restructuring. In order to improve management efficiency, we are comprehensively reorganizing our organizational structure. On January 1, 2006 we reorganized our operations into two business groups: the Home Entertainment Business Group and the Mobile Entertainment Business Group. All operations related to plasma displays, DVD products and home audio products were integrated into the Home Entertainment Business Group. Also, all operations related to car navigation systems and car audio products were inherited by the Mobile Entertainment Business Group. Home Entertainment Business Group staff currently based in three separate locations will be consolidated into one location in Japan by spring of 2007. We believe that this organization restructuring will encourage more effective inter-departmental integration and help us to operate more efficiently.
Reduce fixed costs. To reduce fixed costs across our entire operations we are consolidating our worldwide production sites. This plan has been already implemented or is in process for major targeted production sites and will be completed by the spring of 2007.
Review employee numbers. In accordance with our plans to integrate our home entertainment business operations and consolidate our production sites and headquarters functions, we adjusted our employment levels at Pioneer and its subsidiaries in Japan. This plan resulted in the retirement of 777 employees.
As a result of these restructuring plans, we recorded involuntary special termination benefits, contract termination costs and other associated costs of ¥4.1 billion for fiscal 2006 in connection with the closure or scaling down of our manufacturing facilities in Europe and Mexico. At the end of March 2006, ¥2.8 billion out of the ¥4.1 billion remained as liabilities in our consolidated balance sheet, which we will pay in fiscal 2007. Funding will come from short-term borrowing. In addition, Pioneer and eleven subsidiaries in Japan implemented voluntary, incentive-based early retirement programs. As a result of such programs, we recorded special termination benefits of ¥10.8 billion which was accrued at the end of fiscal 2006 and we will pay in fiscal 2007. The sources of these payments are mostly cash on hand and short-term borrowing.
We also recorded impairment losses on long-lived assets of ¥41.4 billion, and equity in losses of affiliated companies in the amount of ¥24.1 billion in connection with our business restructuring plans.

Because most of the costs and expenses related to our business restructuring plans were recognized in fiscal 2006, we expect no significant negative impact on profitability for the following years relating to our business restructuring plans.
In foreign exchange markets, the average value of the yen during fiscal 2006 was approximately 5% weaker against the U.S. dollar and approximately 2% weaker against the euro compared with fiscal 2005.
In those business circumstances and economic conditions, our operating revenue for fiscal 2006 was ¥755.0 billion, up 6.2% from fiscal 2005. However, we recorded a net loss of ¥85.0 billion, compared with a net loss of ¥8.8 billion posted in fiscal 2005.
We classify our business groups into four segments: “Home Electronics,” “Car Electronics,” “Patent Licensing” and “Others.” The primary products in each segment are as follows: “Home Electronics” includes plasma displays, DVD-related products, home telephones, computer peripheral equipment, devices and others. “Car Electronics” includes car audio products, car navigation systems, and others. “Patent Licensing” includes the licensing of patents related to optical disc recording and playback equipment, and others. “Others” includes FA system, parts, and others. The following is a summary of operating revenues by business segment for the years ended March 31, 2004, 2005 and 2006.
Operating Revenue by Business Segments

	Year ended March 31
	2004		2005		2006

	(In millions of yen, except for percentage amounts)
Home Electronics	¥306,205	44.7%	¥322,771	45.4%	¥354,690	47.0%
Car Electronics	292,187	42.7	303,410	42.7	330,522	43.8
Patent Licensing	11,821	1.7	10,237	1.4	8,540	1.1
Others	74,536	10.9	74,624	10.5	61,212	8.1

Total	¥684,749	100.0%	¥711,042	100.0%	¥754,964	100.0%

Note: Operating revenue represents revenue from unaffiliated customers.

Our products are generally sold under our own brand names, principally “Pioneer.” Our primary markets are Japan, North America, Europe and Asia. We sell our products to customers in consumer and business markets through sales offices in Japan, and through sales subsidiaries of Pioneer and independent distributors outside Japan. In addition, on an OEM basis, we market certain products, such as car electronics products, recordable DVD drives, plasma displays and OLED displays to other companies. The following is a summary of operating revenues from unaffiliated customers by geographic market for the years ended March 31, 2004, 2005 and 2006.
Operating Revenue by Geographic Market

	Year ended March 31
	2004		2005		2006

	(In millions of yen, except for percentage amounts)
Japan	¥248,790	36.3%	¥248,751	35.0%	¥232,766	30.8%
North America	170,702	24.9	174,106	24.5	201,378	26.7
Europe	146,250	21.4	150,770	21.2	171,912	22.8
Other Regions	119,007	17.4	137,415	19.3	148,908	19.7

Total	¥684,749	100.0%	¥711,042	100.0%	¥754,964	100.0%

Note:	Operating revenue by geographic market represents revenue from unaffiliated customers, based on the geographic location of each unaffiliated customer.
Home Electronics, Car Electronics and Others
Although we continue to see strong growth in demand for plasma displays, DVD recorders and recordable DVD drives in worldwide markets, in our home electronics business we are exposed to significant price competition for plasma displays and DVD-related products, which adversely affects our profitability.
In our car electronics business, severe worldwide competition has led to strong downward pressure on prices. However, the popularity of our car navigation systems continues to increase.
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
In fiscal 2006, we changed our business segment classification for certain businesses reflecting the changes of the market and product usage. Results related to plasma displays for business use and DJ equipment have been moved from “Others” to “Home Electronics.” Corresponding figures for the previously reported operating revenue by segment and segment information have been reclassified accordingly.
Patent Licensing
Our royalty revenue from Patent Licensing depends to a material extent on the sales of patented products by our licensees, making it difficult for us to predict actual royalty revenue each year. Therefore, trends in the PC market have an influence on our royalty revenue. In addition, a significant portion of our patent rights relating to laser optical disc technologies in Japan and Europe has expired and some portion of those in North America started to expire. Accordingly, we have experienced a substantial decrease in operating revenue and segment income from this segment.
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
Derivative financial instruments are utilized by us to reduce the risks from fluctuations in foreign exchange rates but are not held or issued for trading purposes. To hedge certain purchase and sale commitments for anticipated but not yet committed transactions that are denominated in other than functional currencies, we enter into forward exchange contracts and purchases and write currency options. Written options are entered into only with purchased options in order to reduce the hedging cost.
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
The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition and customer incentives, bad debts, inventories, long-lived assets, investments, income taxes, warranty obligations, retirement benefits, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenue and expenses that are not readily apparent from other sources. Actual results may differ from these estimates due to the inherent uncertainty involved in making estimates.
We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.
Revenue recognition
Sales are generally recorded when merchandise is shipped or delivered to customers. Recognition of sales occurs when title and risks and rewards of ownership are transferred to customers based on the facts which include the sales contract and Pioneer’s practice. In certain cases, terms of the contract require the product to pass customer inspection after delivery and we record the sale upon satisfactory customer acceptance. Royalty revenue is recognized based on royalty statements received from licensees.
We normally do not accept returns except in connection with our obligations under product warranties, noncompliance with purchase order specifications and returns from end-users to certain dealers. The financial impact of the future returns are estimated based on historical experience and adequately reserved.
Estimated reductions of revenue are recorded for costs incurred by us in connection with sales incentive related to the customers’ purchase or promotion of our products. Such costs include the estimated cost of promotional discounts, dealer price protection, dealer rebates, consumer rebates, cash discounts, and support for dealers’ promotion of our products, although the terms of sales incentive programs may be different by product, market and terms of sales contracts. Sales incentives that are dependent on future customer performance are estimated and recorded at the later of when the original sale is recorded or when the incentive is offered. Estimates of future customer performance such as purchase volume, early payments and consumer rebate redemption rate are based on historical experience. Should a greater proportion of customers redeem incentives than we estimate, additional reductions of revenue may be required.
Promotional discounts are offered on specified products for specified periods. A price protection discount, which is the discount for the dealers’ inventory at the time of the announcement of the promotional discount, to compensate for the difference between the discounted prices and higher prices the dealers paid for their inventory, is often offered when the promotional discount program is announced. Costs for a price protection program are accrued when the program is announced by estimating discounts to be claimed by the dealers. Such estimates are based on forecasted order quantities during the promotional period and assumptions as to the amount of inventory that dealers have on hand. Dealer rebates include fixed-rate contractual rebates and volume-based rebates. Contractual rebates are recorded at the time of sale. Volume-based rebates, for which the rebate rate is dependent on the amount of the dealer’s purchase during the specified period, are accrued at the time of original sale, estimating the rebate rate the dealer will eventually achieve. We occasionally offer incentives directly to consumers in the form of mail-in rebates. Consumer rebates are accrued at the later of when the related sales are recognized or when the program is announced. The actual amounts of consumer rebates are dependent on consumers’ future actions, and our estimates are based on assumptions as to quantities to be purchased by consumers during the program period and consumer redemption rates, which is determined based on historical experience about consumer response to consumer rebate programs. Cash discounts are given for early payments in accordance with terms of the contract with customers and are recorded as a reduction of revenue at the time of original sale. The estimate of the cash discounts is based upon information about customers’ payment histories. Also, we provide reimbursements for the purpose of supporting dealers’ sales promotions of our products. The cost mainly includes subsidies for advertising, displays, cost of other sales promotion materials, and salaries of temporary floor sales personnel. We account for all the subsidy reimbursements to dealers as reductions from sales, except for the payments in return for the evidence which is sufficient to account for the payments as sales expenses. Certain promotional allowances, such as co-op advertising, are determined as certain percentages of the respective sales amount and are recorded at the time of sale. Although reimbursement for such incentives requires dealers to perform sales promotions of our products, we assume, based on historical experience, that almost all dealers will eventually perform such sales promotions and submit claims for reimbursement. Other allowances, whose amounts are not determined by sales factors, are recorded when the subsidy is offered and the amount becomes reasonably determinable. Examples for this type of allowance are display allowances determined by the number of units displayed on the sales floor, and allowances based on agreements to share costs incurred by dealers for items such as new signboards, new display racks and salaries of temporary floor sales personnel.
Warranties
We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates and service costs including parts and labor that may be incurred in correcting a product failure. The estimate of warranty cost is based on historical information, and should actual product failure rates or service costs differ from our estimates, revisions to the estimated warranty liability may be required. Warranty reserve at March 31, 2006 was ¥6.6 billion.
Inventories
The majority of our products are produced for the consumer electronics market, and our inventory is susceptible to quickly changing demands and selling prices. We write-down in full inventories with no potential for future sale or potential use by us and write-down to net realizable value inventories which are considered to be obsolete or slow-moving, but salable at reduced prices. Estimating net realizable value requires assumptions as to uncertain matters such as selling prices and salable quantities to be made based upon judgment about future market prices of competing products and customer demand, taking current market conditions into consideration. At March 31, 2006, we have inventories on hand amounting to ¥8.6 billion that we have written-down in full and have recognized write-downs to net realizable value amounting to ¥3.6 billion.
The following table sets forth the changes in the inventory reserve during fiscal 2006. Reversal was made in connection with sale or disposal of the related inventory.

Beginning	Provision	Reversal from sale or disposal	Other	End

(In billions of yen)
¥ 10.3	¥ 10.0	¥ (8.4)	¥ 0.3	¥ 12.2

Impairment of long-lived assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. This review is performed using estimates of future cash flows. If the carrying amount of an asset group is considered impaired, an impairment loss is recorded for the amount by which the carrying amount of the asset group exceeds its estimated fair value. Fair value is determined using the present value of estimated cash flows. A weighted average cost of capital, which is derived from our capital structure, is used as a discount rate for calculating the present value of the estimated cash flows. For the year ended March 31, 2005, we recorded ¥4.5 billion representing impairment charges for plasma display production facilities of a domestic subsidiary, production facilities of a foreign subsidiary to be closed and assets used for manufacture of cable TV set-

top boxes. For the year ended March 31, 2006, we recorded ¥41.4 billion of impairment charges consisting of ¥31.9 billion for plasma display production facilities, ¥9.0 billion for DVD recorder-related production facilities and ¥0.6 billion for production facilities of a foreign subsidiary to be closed. While we believe that the estimates of future cash flows and fair value are reasonable, changes in estimates resulting in lower future cash flows and fair value would affect the valuations of those long-lived assets.
Deferred tax assets
We record a valuation allowance to reduce deferred tax assets to the amount that we believe is more likely than not to be realized. While we have considered future taxable income based on our short-term and long-term business plans and feasible tax planning strategies in assessing the need for the valuation allowance, in the event that we determine that we will not be able to realize all or part of the net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination is made. Likewise, should we determine that we will be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.
Pension benefit costs
Employee retirement benefit costs and obligations are dependent on assumptions used in the actuarial calculations. These assumptions include discount rates, future compensation levels, retirement rates and mortality rates which are based upon current statistical data, as well as long-term returns on plan assets and other factors.
For pension plans of the parent company and domestic subsidiaries, the discount rates are determined by using information about rates of return on currently available high-quality fixed-income bonds. The expected long-term rate of return on pension plan assets is based on the weighted average of expected long-term returns on various categories of plan assets, reflecting the current and target allocations of pension plan assets. Expected long-term return by asset category is derived from historical studies by investment advisors. The future compensation levels are calculated based on points. These points are accumulated based on years of service, job class and conditions under which termination occurs. If actual results differ from the assumptions or assumptions are changed, the resulting effects are accumulated and systematically recognized over future periods and, therefore, generally affect recognized expense and the recorded obligations in future periods.
The following table sets forth the effects of assumed changes in discount rates and the expected long-term rate of return for pension plans in Japan.

	Effect on shareholders’ equity	Net periodic pension cost
	at March 31, 2006	for fiscal 2007
	(In billions of yen)
Discount rate:
0.5% increase	¥ 4.7	¥ (0.7)
0.5% decrease	(5.3)	0.7

Expected long-term rate of return:
0.5% increase	—	(0.4)
0.5% decrease	—	0.4

Fiscal 2006 compared with fiscal 2005
Net sales amounted to ¥746.4 billion, a 6.5% increase over fiscal 2005. Net sales in Japan were ¥232.8 billion, down 6.4% from fiscal 2005, and overseas net sales increased 13.6% to ¥513.7 billion. The 6.4% decrease in sales in Japan pertains to the decrease in sales of DVD recorders and own-brand plasma displays, while the 13.6% increase in our overseas net sales is largely attributable to the increase in sales of plasma displays. Royalty revenue decreased 16.6% from fiscal 2005 to ¥8.5 billion.
Home Electronics net sales increased 9.9% over fiscal 2005, amounting to ¥354.7 billion. Sales in Japan decreased by 9.7% to ¥82.0 billion primarily due to the decrease in sales of DVD recorders and own-brand plasma displays as a result of the decrease in the market prices at a pace faster than we had anticipated because of intensified competition. On the other hand, overseas sales were up 17.6% to ¥272.7 billion due mainly to an increase in sales of plasma displays in North America and Europe.
Overall, sales of plasma displays increased by approximately 30%, primarily driven by an expanding market for high-resolution models in North America and Europe, even though sales in Japan decreased. In our North American and European markets, our newly introduced plasma display products with high visual quality were welcomed by local consumers. Although OEM sales increased, this mainly reflects the September 30, 2004 acquisition of a plasma display production subsidiary. We reported higher sales of DJ equipment, but sales of DVD recorders, DVD players, and stereo systems declined.
Car Electronics net sales increased 8.9% to ¥330.5 billion. Sales of car audio products were higher both in consumer markets and on an OEM basis. Consumer-market sales expanded primarily in Central and South America, as well as North America and Russia, while OEM sales rose primarily in North America and Japan. Sales of car navigation systems increased in consumer markets, with sales growth coming mainly from Japan and North America. OEM sales increased in North America due to the start of new OEM transactions, but dropped in Japan as a result of diminished demand for product models rolled out in fiscal 2005. Sales in Japan decreased by 2.2% to ¥117.6 billion, due to decreased sales in OEM car navigation systems. Overseas sales increased 16.3% to ¥213.0 billion, due to an increase in sales of car audio products and car navigation systems. Sales of car audio products for the consumer market increased in Central and South America, North America and Russia. Also, sales of car audio systems and car navigation systems for the OEM market increased in North America. OEM sales represented 35% of total car electronics sales in fiscal 2006, down from 36% in the previous fiscal year.
Royalty revenue from Patent Licensing decreased 16.6% year on year to ¥8.5 billion. This decrease was mainly attributable to the impact of the expiration of certain patents licensed to the optical disc industry.
Net sales for Others declined 18.0% year on year to ¥61.2 billion. This mainly reflected falling sales of FA systems, despite higher sales of compact speaker units for cellular phones. Sales in Japan fell 11.8% to ¥33.2 billion due to decreased sales of FA systems. Overseas sales were down 24.3% to ¥28.0 billion due to decreased sales of FA systems in South East Asia, despite increased sales of speaker units for cellular phones in South East Asia.
Other revenues (Revenues excluding net sales and royalty revenue)
Other revenues include interest income and other income. Interest income increased from ¥1.9 billion to ¥2.7 billion due to higher interest rates in North America. Other income increased from ¥3.4 billion to ¥6.8 billion, due mainly to an increase in gain on sale of available for sale securities.

Cost and expenses
Cost of sales increased to ¥593.2 billion from fiscal 2005’s ¥564.5 billion. Cost of sales for fiscal 2006 represented 78.6% of operating revenue, down by 0.8 of a percentage point from 79.4% for fiscal 2005. This decrease is net of absence of one time of pension cost amounting to ¥25.3 billion recognized as a result of the transfer of the substitutional portion of employee welfare pension plan to the Japanese government recorded in fiscal 2005 and increase of percentage of other cost of sales due to adverse effects of intensified competition, particularly for Home Electronics products such as plasma displays, DVD recorders and recordable DVD drives. We estimate that the average selling prices for these products dropped 25–30% during fiscal 2006. Gross profit margin in the Car Electronics business also decreased. This is due mainly to an increase of development costs.
Selling, general and administrative (“SGA”) expenses decreased by ¥16.5 billion to ¥178.1 billion from fiscal 2005’s ¥194.6 billion. This decrease is net of absence of one time pension cost amounting to ¥24.2 billion recognized as a result of the transfer of the substitutional portion of employee welfare pension plan to the Japanese government recorded in fiscal 2005 and increase of other SGA expenses, such as shipping and handling costs and royalty expenses. Shipping and handling costs and royalty expenses increased by ¥7.8 billion in total in line with the increase in the number of shipped plasma display units.
In fiscal 2005, we transferred the benefit obligation of the substitutional portion of employee welfare pension plan in Japan and the related portion of the plan assets to the Japanese government. The transfer resulted in recording of a ¥48.7 billion gain as a subsidy from the government. At the same time, we recognized an expense of ¥49.5 billion mainly for settlement loss of the substitutional portion, and allocated ¥25.3 billion to cost of sales and ¥24.2 billion to SGA expenses. Please see Note 12 of the notes to consolidated financial statements for additional information.
R&D expenses, which are included in cost of sales and SGA expenses, increased 13.6% to ¥63.4 billion, representing 8.4% of operating revenue. The increase reflected R&D activities to enhance our technological advantage in our strategic products such as car navigation systems and plasma displays.
Loss on sale and disposal of fixed assets increased by ¥2.7 billion. The increase was attributable mainly to losses recorded in fiscal 2006 for disposal of production facilities for the purpose of improving production efficiencies, mainly in OLED products and plasma display panels.
Other deductions increased from ¥6.3 billion to ¥60.0 billion. The difference is mainly due to ¥41.4 billion impairment losses recognized in fiscal 2006 related to our corporate restructuring. During fiscal 2006, we reviewed the production facilities of plasma display and DVD recorder related products because of decreases in gross profit margins for plasma displays and DVD recorders due to sharp decline in market prices. As a result of the review, an impairment loss of ¥31.9 billion in plasma display and ¥9.0 billion in DVD recorder related assets were recognized as the excess of the carrying value of the asset group over the estimated fair value of the asset group. In addition, a foreign subsidiary recognized an impairment loss of ¥0.6 billion for fiscal 2006 in relation to the property and equipment of the plant to be closed.
As a part of our efforts to improve business performance, 12 Pioneer group companies, including Pioneer Corporation, implemented voluntary incentive-based early retirement programs. As a result of these programs, we recorded special termination benefits of ¥10.8 billion in connection with the retirement of 777 employees. As a part of the integration plan in foreign manufacturing companies, we decided to close a car electronics plant in Belgium. As a result of the closure of the plant in Belgium, one-time termination benefits of ¥3.0 billion, operating lease termination costs of ¥0.3 billion and other costs of ¥0.6 billion were recorded. Finally, ¥0.2 billion was recorded for one-time termination benefits at our plant in Mexico.

Income (loss) from continuing operations before income taxes
As a result of factors discussed above, we posted a ¥71.2 billion loss before income taxes in fiscal 2006, compared with loss of ¥2.1 billion in fiscal 2005.
Income taxes
In fiscal 2006, the provision for income taxes was minus ¥4.7 billion against ¥71.2 billion loss before taxes. The relationship between loss before taxes and tax expense was distorted mainly due to a valuation allowance set up for deferred tax assets of the parent company and certain subsidiaries which posted losses.
Equity in losses of affiliated companies
Equity in losses of affiliated companies was ¥24.0 billion in fiscal 2006, compared with ¥3.1 billion in fiscal 2005. The increase in losses of affiliated companies is mainly attributable to the assumption of debt amounting to ¥25.3 billion incurred by ELDis, Inc., as a result of the decision to withdraw from thin film transistor substrate business which had been carried out by ELDis, Inc.
Income from discontinued operations, net of tax
In fiscal 2006, we sold a subsidiary engaged in the development of cable TV software, and reached a preliminary agreement on the sale of subsidiaries involved in the electronic components business. As a result, the operating results of these subsidiaries and the gain on the sale are presented as income from discontinued operations. Corresponding figures for the previous year have been reclassified accordingly.
Net income from discontinued operations for fiscal 2006 and 2005 was ¥0.8 billion and ¥1.3 billion respectively.
Net loss
Net loss in fiscal 2006 was ¥85.0 billion, compared with net loss of ¥8.8 billion posted in fiscal 2005. Basic net loss per share of common stock in fiscal 2006 was ¥487.23, compared with net loss per share of ¥50.11 in fiscal 2005.

Fiscal 2005 compared with fiscal 2004
Operating revenue
Net sales amounted to ¥700.8 billion, a 4.1% increase over fiscal 2004. Net sales in Japan came to ¥248.8 billion, almost the same as that of fiscal 2004, and overseas net sales increased 6.6% to ¥452.1 billion. Royalty revenue decreased 13.4% from fiscal 2004 to ¥10.2 billion.
Home Electronics net sales increased 5.4% over fiscal 2004, amounting to ¥322.8 billion, primarily as a result of increased sales of plasma displays and DVD recorders, while sales of recordable DVD drives for PCs, DVD players, cable TV set-top boxes and audio products decreased. Sales of plasma displays grew both in Japan and overseas, and sales of DVD recorders increased overseas. In Japan, sales rose 10.0% to ¥90.8 billion, primarily due to a large increase in sales of plasma displays. The increase was largely attributable to expansion of OEM product sales resulting from the acquisition of a plasma display production subsidiary, Pioneer Plasma Display Corporation (“PPD”). Pioneer brand plasma display sales to the consumer market increased as well. Sales of recordable DVD drives, DVD recorders and audio products decreased in Japan. Sales decrease of recordable DVD drives and DVD recorders was mainly attributable to the impact of a price decline resulting from intensified competition. Overseas sales also rose 3.7% to ¥231.9 billion, due to an increase in sales worldwide of plasma displays and DVD recorders, despite a decrease in sales of audio products and DVD players worldwide, recordable DVD drives in Europe and North America and DVD-ROM drives in Europe, as well as our decision to no longer sell cable TV set-top boxes in North America. In general, the market is shifting from DVD players to DVD recorders worldwide.
Car Electronics net sales rose 3.8% to ¥303.4 billion, primarily as a result of sales growth of car navigation systems overseas. In Japan, net sales decreased 1.2% to ¥120.3 billion, mainly influenced by slow demand for car navigation systems in the consumer market, reflecting shifting demand from the consumer market to the OEM market, although car navigation systems for automobile manufacturers increased. Overseas net sales increased 7.4% to ¥183.2 billion, primarily due to increased sales of car audio products for the OEM market and car navigation systems, despite decreased sales of car audio products for the consumer market in Europe and North America. Sales of car navigation systems for the consumer market, particularly map-type DVD models, grew in North America and Europe. Also, sales of car audio products for the consumer market increased in Russia and South and Central America.
Royalty revenue from Patent Licensing decreased 13.4% to ¥10.2 billion, compared to that of fiscal 2004. This was attributable to expiration of patents included in a larger portfolio of patents licensed to the optical disc industry.
Net sales for Others increased 0.1% over fiscal 2004 to ¥74.6 billion, reflecting primarily increased sales of FA systems and component parts for cellular phones. In Japan, net sales decreased 15.4% to ¥37.7 billion. This primarily resulted from decrease in sales of OLED display panels, mainly for cellular phone manufacturers, and semiconductors for laser pickups, despite an increase in sales of FA systems. Decrease in sales of semiconductors for laser pickups is due to a sales shift from Japan to China. Overseas, net sales were up 23.1% over fiscal 2004 to ¥37.0 billion. The increase is primarily due to increased sales in China of semiconductors for laser pickups and in Asia of speaker devices for cellular phones.
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
Cost and expenses
Cost of sales increased to ¥564.5 billion from fiscal 2004’s ¥474.0 billion. After excluding ¥25.3 billion of one-time pension cost recognized as a result of the transfer of the substitutional portion of employee welfare pension plan to the Japanese government, cost of sales represented 75.8% of operating revenue, up by 6.6 percentage points from fiscal 2004’s 69.2%. The increase is primarily due to the adverse effects of harsh price competition, particularly for Home Electronics products such as plasma displays, DVD recorders and recordable DVD drives. We estimate that the average selling prices for these products dropped 20–30% during fiscal 2005. Clearing out inventory for cable TV set-top boxes in North America at reduced prices also had an adverse effect on gross profit margin. Gross profit margin in the Car Electronics business also decreased. Gross profit margin decreased for car navigation systems in the consumer market in Japan, and the decline in sales prices of car CD players worldwide decreased gross profit margin as well. Increased provision for inventory reserve, mainly for excess stock of Home Electronics products, was another reason for the higher cost of sales.
SGA expenses increased to ¥194.6 billion from fiscal 2004’s ¥165.0 billion. The difference was ¥5.4 billion after excluding ¥24.2 billion one-time pension cost resulting from the transfer of the substitutional portion of employee welfare pension plan. Increases in shipping and handling costs and warranty cost accounted for the majority of the increase. Shipping and handling costs increased by ¥1.4 billion in line with the increase in shipment of the number of plasma display units. Provision for warranty reserve increased by ¥2.0 billion due to extension of warranty period for plasma displays as a part of a sales promotion measure.
In fiscal 2005, we transferred the benefit obligation of the substitutional portion of employee welfare pension plan in Japan and related portion of the plan assets to the Japanese government. The transfer resulted in recording of a ¥48.7 billion gain as subsidy from the government. At the same time, we recognized an expense of ¥49.5 billion mainly for settlement loss of the substitutional portion, and allocated ¥25.3 billion to cost of sales and ¥24.2 billion to SGA expenses. Note 12 of the notes to consolidated financial statements provides detailed information.
R&D expenses, which are included in cost of sales and SGA expenses, increased 8.6% to ¥55.9 billion, representing 7.9% of operating revenue. The increase reflected R&D activities to enhance our technological advantage in our strategic products such as car navigation systems, plasma displays, DVD recorders and OLED displays.
Loss on sale and disposal of fixed assets decreased by ¥3.4 billion. The decrease was attributable mainly to losses recorded in fiscal 2004 for relocation and replacement of production facilities for the purpose of improving production efficiency, mainly in DVD products and plasma display panels.
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
Income (loss) from continuing operations before income taxes
As a result of factors discussed above, we posted ¥2.1 billion loss before income taxes in fiscal 2005, compared with income of ¥40.5 billion in fiscal 2004.
Income taxes
In fiscal 2005, the provision for income taxes was ¥4.3 billion against ¥2.1 billion loss before taxes. The relationship between loss before taxes and tax expense was distorted mainly due to valuation allowance set up for deferred tax assets of the subsidiaries which posted losses. In fiscal 2004, income taxes as a percentage of pre-tax income were 44.8%, which was 2.8% higher than the normal statutory tax rate of 42.0% in Japan.
Equity in losses of affiliated companies
Equity in losses of affiliated companies was ¥3.1 billion in fiscal 2005, compared with ¥2.2 billion in fiscal 2004. The increase in loss is mainly attributable to the increase in loss incurred by ELDis, Inc.
Net income (loss)
Net loss in fiscal 2005 was ¥8.8 billion, compared with net income of ¥24.8 billion posted in fiscal 2004. Basic net loss per share of common stock in fiscal 2005 was ¥50.11, compared with net income per share of ¥141.58 in fiscal 2004.

Segment information
The following segment information is prepared pursuant to regulations under the Securities and Exchange Law of Japan and is not in accordance with accounting principles generally accepted in the United States of America.
Business Segments

	Year ended March 31, 2006
					Corporate
	Home	Car	Patent		and
	Electronics	Electronics	Licensing	Others	Eliminations	Consolidated
			(In millions of yen)
Operating revenue:
Unaffiliated customers	¥354,690	¥330,522	¥8,540	¥61,212	—	¥754,964
Inter-segment	2,123	1,579	2,048	37,645	¥(43,395)	—

Total	¥356,813	¥332,101	¥10,588	¥98,857	¥(43,395)	¥754,964

Segment income (loss)	¥(35,184)	¥17,486	¥7,217	¥(3,991)	¥(1,937)	¥(16,409)
Identifiable assets	¥177,367	¥169,338	¥1,474	¥74,326	¥255,541	¥678,046
Depreciation and amortization	¥20,654	¥11,511	¥963	¥8,532	¥4,897	¥46,557
Capital expenditures (additions to fixed assets)	¥16,317	¥12,214	¥60	¥8,462	¥1,973	¥39,026

	Year ended March 31, 2005
					Corporate
	Home	Car	Patent		and
	Electronics	Electronics	Licensing	Others	Eliminations	Consolidated
			(In millions of yen)
Operating revenue:
Unaffiliated customers	¥322,771	¥303,410	¥10,237	¥74,624	—	¥711,042
Inter-segment	2,332	1,321	1,362	36,683	¥(41,698)	—

Total	¥325,103	¥304,731	¥11,599	¥111,307	¥(41,698)	¥711,042

Segment income (loss)	¥(24,628)	¥18,591	¥9,389	¥61	¥(2,722)	¥691
Identifiable assets	¥240,923	¥167,346	¥2,852	¥92,478	¥221,568	¥725,167
Depreciation and amortization	¥22,073	¥12,514	¥311	¥8,439	¥3,478	¥46,815
Capital expenditures (additions to fixed assets)	¥32,769	¥12,358	—	¥9,501	¥9,568	¥64,196

Notes: 1.	Segment income (loss) represents operating revenue less cost of sales, selling, general and administrative expenses and subsidy from the government.

2.	Effective from 2006, we changed our business segment classification for certain businesses. Results related to plasma displays for business use and DJ equipment have been moved from “Others” to “Home Electronics.” Corresponding figures for the previously reported operating revenue by segment and segment information have been reclassified accordingly.

3.	In fiscal 2006, we sold a subsidiary engaged in the development of cable TV software, and reached a preliminary agreement on the sale of subsidiaries involved in the electronic components business. As a result, the operating results of these subsidiaries, and the gain on the sale, are presented as income from discontinued operations in the consolidated statements of operations in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Corresponding figures for the previous fiscal year have been reclassified accordingly.
Income (loss) by business segments
Home Electronics segment recorded a loss of ¥35.2 billion, compared to a loss of ¥24.6 billion in fiscal 2005. Despite increased sales, mainly for plasma displays, lowered prices for plasma displays and DVD products worsened gross profit margins.
Car Electronics segment recorded a profit of ¥17.5 billion, down 5.9% from ¥18.6 billion in fiscal 2005. Decrease of the profit of this segment is due mainly to an increase of development costs.
Patent Licensing posted ¥7.2 billion profit, down 23.1% from ¥9.4 billion in fiscal 2005 due to a decrease in royalty revenue.
Others recorded a loss of ¥4.0 billion, compared with ¥0.1 billion profit in fiscal 2005. This loss was principally caused by the decrease in sales of FA systems.

Geographic Segments

	Year ended March 31, 2006
					Corporate
		North		Other	and
	Japan	America	Europe	Regions	Eliminations	Consolidated
			(In millions of yen)
Operating revenue:
Unaffiliated customers	¥270,771	¥196,809	¥163,361	¥124,023	—	¥754,964
Inter-area	333,878	6,161	341	209,919	¥(550,299)	—

Total	¥604,649	¥202,970	¥163,702	¥333,942	¥(550,299)	¥754,964

Segment income (loss)	¥(25,832)	¥3,368	¥3,519	¥3,697	¥(1,161)	¥(16,409)
Identifiable assets	¥245,695	¥43,317	¥65,071	¥119,273	¥204,690	¥678,046
Depreciation and amortization	¥28,966	¥3,109	¥2,180	¥7,405	¥4,897	¥46,557
Capital expenditures (additions to fixed assets)	¥25,961	¥1,346	¥1,097	¥8,649	¥1,973	¥39,026

	Year ended March 31, 2005
					Corporate
		North		Other	and
	Japan	America	Europe	Regions	Eliminations	Consolidated
			(In millions of yen)
Operating revenue:
Unaffiliated customers	¥286,090	¥171,947	¥149,117	¥103,888	—	¥711,042
Inter-area	288,196	5,030	805	175,698	¥(469,729)	—

Total	¥574,286	¥176,977	¥149,922	¥279,586	¥(469,729)	¥711,042

Segment income (loss)	¥(7,106)	¥(2,738)	¥(308)	¥6,986	¥3,857	¥691
Identifiable assets	¥315,252	¥60,799	¥60,463	¥112,312	¥176,341	¥725,167
Depreciation and amortization	¥31,819	¥2,344	¥2,444	¥6,730	¥3,478	¥46,815
Capital expenditures (additions to fixed assets)	¥44,658	¥1,911	¥1,005	¥7,054	¥9,568	¥64,196

Notes: 1.	Operating revenue reported in geographic segment information above represents that of Pioneer and its domestic subsidiaries in Japan, and each subsidiary in North America, Europe, and Other Regions.

2.	Segment income (loss) represents operating revenue less cost of sales, selling, general and administrative expenses and subsidy from the government.

3.	In fiscal 2006, we sold a subsidiary engaged in the development of cable TV software, and reached a preliminary agreement on the sale of subsidiaries involved in the electronic components business. As a result, the operating results of these subsidiaries, and the gain on the sale, are presented as income from discontinued operations in the consolidated statements of operations in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Corresponding figures for the previous fiscal year have been reclassified accordingly.

B. Liquidity and capital resources
Cash flows
Summarized Consolidated Statements of Cash Flows

	Year ended March 31
	2005	2006
	(In millions of yen)
Net cash provided by operating activities	¥19,946	¥68,329
Net cash used in investing activities	(93,516)	(29,759)
Net cash used in financing activities	(4,019)	(38,551)
Effect of exchange rate changes on cash and cash equivalents	1,851	4,980

Net increase (decrease) in cash and cash equivalents	¥(75,738)	¥4,999

Net cash provided by operating activities in fiscal 2006 was ¥68.3 billion, an increase of ¥48.4 billion compared to fiscal 2005. Changes in operating assets and liabilities were the primary cause for the increased cash flows from operating activities. Among operating assets and liabilities, trade receivables decreased despite increased sales due to securitization of receivables. Inventories decreased primarily for plasma displays and car electronics products, reflecting our effort to control and reduce inventories.
Net cash used in investing activities was ¥29.8 billion for fiscal 2006, a decrease of ¥63.7 billion compared to ¥93.5 billion in fiscal 2005. The decrease was mainly due to payments for the acquisition of a plasma display production subsidiary of ¥34.0 billion in fiscal 2005, and a decrease in the investments for plasma display production facilities.
Net cash used in financing activities was ¥38.6 billion, an increase of ¥34.6 billion compared to ¥4.0 billion in fiscal 2005. In fiscal 2006, cash was used primarily for reducing long-term debt, short-term borrowings and payment of dividends. ¥31.2 billion cash was used for repayments of long-term debt and short-term borrowings. Cash used in dividend payments amounted to ¥3.5 billion.
As a result of these activities and the effect of changes in exchange rates on cash and cash equivalents of overseas subsidiaries, cash and cash equivalents increased by ¥5.0 billion to ¥121.7 billion at the end of fiscal 2006, from ¥116.7 billion at the end of fiscal 2005.
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

Financial management
At present, funds required for operating capital and capital expenditures are generally financed through internally generated cash and debt or equity financing. With regard to debt financing, short-term debt financing with maturities of one year or less is utilized to fund operating capital requirements. Short-term borrowing is generally arranged locally by each consolidated subsidiary based on its capital requirements. At March 31, 2006, short-term borrowings of ¥23.2 billion were principally in Japanese yen, U.S. dollar, and euro. On the other hand, financing of long-term funding requirements such as investments in production facilities, financing through debt and equity securities markets are arranged in Japan, and long-term borrowing from financial institutions is arranged locally by each consolidated subsidiary. At March 31, 2006, substantially all of the long-term debt of ¥100.1 billion, including the portion due within one year, was comprised of ¥61.5 billion zero coupon convertible bonds due 2011 including ¥1.5 billion unamortized issue premium, ¥10.0 billion unsecured bonds due 2008, and capital lease obligations and other loans arranged locally.
We believe that our sound financial position and ability to generate positive operating cash flows, together with uncommitted and unused credit lines of ¥254.5 billion, provide sufficient resources to fund future requirements for operating capital and for capital expenditures to sustain the growth of Pioneer. Also, the parent company and its four subsidiaries in Japan and China entered into a three-year global credit facility agreement for the amount of ¥70.0 billion effective from May 2005. This will ensure that these companies in Japan and China have an efficient and stable financing source for their operational funding needs.
C. Research and development, patents and licenses, etc.
Our R&D activities have played a crucial role in the development of our business. Our R&D program currently centers on high-density recording, flat-panel displays, digital signal processing, information/communications, and core LSIs. In fiscal 2004, 2005 and 2006, our R&D expenses were ¥51,449 million, ¥55,858 million and ¥63,442 million, respectively, or 7.5%, 7.9% and 8.4%, respectively, of our operating revenue. Our R&D expenses currently account for about 8% of our consolidated net sales. We will try to lower the burden of R&D expenses by increasing cooperation and alliances with other companies. We currently intend to reduce the ratio of R&D expenses to operating revenue to below 7%.
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
Home Electronics
Traditional audio/video products continue to be exposed to downward price pressure and slower sales. This, in turn, has negatively impacted our production levels and our inventory. We have responded and expect to continue to respond to such downward pressure in sales and production through the introduction of new value-added products and models in Home Electronics.
DVD products. The market for DVD products is growing, but prices are falling rapidly. In the DVD recorder business, particularly for the in-house development of new products that entail large development expenses and do not directly take advantage of our strengths, we plan to curb development expenses by developing products using existing assets, thus improving prospects for profitability. This approach will enable us to concentrate on developing and launching Blu-ray Disc players, which are promising next-generation optical disc products. In DVD drives for PCs, we aim to reduce our business risks through collaboration with other companies and other means, while lowering costs by increasing production. We have already shifted the main focus of our development activities in optical disc drives for PCs to Blu-ray Disc drives. In response, we will seek to continue to reduce costs through production in China and collaborations with other companies, and raise the return on product development investments through external sales of key components. Meanwhile, product development and design processes will be reviewed thoroughly to raise the efficiency and speed of development. In DVD drives for PCs, Pioneer plans to offer new value-added proposals by shifting the main focus of product development to Blu-ray Disc drives. We will reduce our DVD recorder lineup to products in areas of expertise, as part of efforts to propose value-added products that are embraced by customers.
Plasma displays. Our production output is increasing in line with strong overall market demand. With a forecast of further growth in demand, we expect to see an increase in the capacity utilization rates of some production lines year on year, but will suspend or shut down the operation of certain production lines which are incompatible with new products. We are reducing OEM sales of panel modules, which carry the risk of volatility in sales volumes. Instead, we plan to focus on increasing sales under Pioneer’s own brands. In addition, we intend to bring more innovative products to market, including the world’s first 50-inch, 1080p plasma displays, aiming to improve our brand value and expand our business.
Car Electronics
We are targeting fast-growing consumer markets such as Brazil, Russia, India and China, in order to retain our position of leadership in car audio products. In addition, amid the uptake and growth of music content distribution and digital broadcasting, we will work to increase earnings growth in the car electronics business by offering products that stand apart from those of other companies through the creation of new value and functions.
In car navigation systems, we will actively press ahead with business expansion in Europe and North America as well as in Japan’s consumer market, where our car navigation systems enjoy a strong reputation. In Europe and North America, in addition to the fixed-type of car navigation systems, we aim to increase our visibility by entering the fast-growing market for portable type. Aiming to reduce increasing software development costs accompanying product advancements, we are reforming product development processes and raising their efficiency through standardization.

In the OEM car navigation system business, we are increasing our focus on the growing market for car navigation systems offered as dealer options in Japan. In parallel, we aim to capture new orders by offering new proposals to OEM customers that leverage our own product planning capabilities, which have been proven in consumer markets. Meanwhile, in the OEM car audio products business, we aim to make the most of its strengths in consumer markets to drive further business expansion.
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
We expect that our royalty revenue from the worldwide licensing of patents relating to laser optical disc technologies will continue to decline, as a significant portion of our patents in Japan and Europe has expired and some portion of those in North America started to expire.
See “Item 4.B. Business overview–Nature of operations–Patent licensing” for more information on our patent licensing business.
Others
OLED displays. With the entry of other companies, market competition in OLED displays is becoming even more intense, while each company in this market is proceeding with the development of full-color OLED displays.
E. Off-balance sheet arrangements
We provide guarantees covering a one-year period to third parties who provide loans to our affiliated companies. If our affiliated companies were to default on a payment within the contract period of one year, we would have to pay the guaranteed amount. The maximum potential amount of undiscounted future payments we could be required to make under the guarantee is ¥0.2 billion at March 31, 2006.
We have the following accounts receivable securitization programs:
In the United States of America, we have established PUSA Receivables Funding Corporation, Inc., a wholly owned, bankruptcy remote-special purpose entity and established an accounts receivable securitization program of eligible trade accounts receivable. A bankruptcy-remote subsidiary is a company that has been structured to make it highly unlikely that it would be drawn into a bankruptcy of a parent company, or any of its subsidiaries. Through this program, we can securitize and sell, without recourse, on a revolving basis, an undivided interest up to $100,000 thousand in that pool of receivables to third party conduits owned by a bank. These securitization transactions are accounted for as sales in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” because we have surrendered control over the receivables. We sold a total of ¥97 billion of receivables under this program for the year ended March 31, 2006.
In Japan, we set up several accounts receivable sales programs of eligible trade accounts receivable. Through these programs, we can sell receivables, without recourse, to financial institutions. These transactions are accounted for as sales in accordance with SFAS No. 140, because we have surrendered control over the receivables. We sold a total of ¥56 billion of receivable under this program for the year ended March 31, 2006.
We utilize this program to diversify our options to increase the flexibility of our cash flow control. Our cash flow management does not get critically effected without this program.
F. Tabular disclosure of contractual obligation
The following summarizes our contractual obligations at March 31, 2006.

		Payment Due by Period
		Less than			More than
	Total	1 year	1–3 years	3–5 years	5 years
	(In billions of yen)
Contractual obligations:
Long-term debt	¥98.7	¥7.2	¥20.3	¥6.6	¥64.6
Operating leases	8.4	2.5	3.4	1.3	1.2
Purchase commitment	26.1	26.1	—	—	—
Interest payments	4.4	1.2	2.0	1.1	0.1
Contribution to defined benefit plans	6.7	6.7	—	—	—

Notes: 1.	Total long-term debt of ¥98.7 billion does not include ¥1.5 billion unamortized issue premium on convertible bonds.

2.	Long-term debt includes capital lease obligations.

3.	Contractual obligations do not include ¥0.2 billion deferred income which is presented as other long-term liabilities on the consolidated balance sheets.

4.	The amount that we will contribute under our defined pension plans is based on a number of factors, primarily rate of salary increase and the number of employees. As such, we have estimated the amount of such contribution for the year ending March 31, 2007 and not the contribution for the years thereafter.
The ¥26.1 billion purchase commitment outstanding at March 31, 2006 was for raw material, property, plant and equipment and advertising. This included a part of our ¥54.0 billion capital expenditure plan in fiscal 2007. The planned increase in capital expenditures from ¥40.3 billion in fiscal 2006 mainly reflects investments needed to concentrate planning, development and design personnel currently based at three separate locations in a single site for the Home Electronics business.
New Accounting Standards
Inventory Costs
In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies the language used in Accounting Research Bulletin No. 43 with respect to accounting for abnormal amounts of idle facility expenses, freight, handling costs and spoilage. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005, and is required to be adopted by us effective April 1, 2006. The adoption of this standard is not expected to have any material impact on our consolidated statements of operations or financial position.

Exchanges of Nonmonetary Assets
In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29,” which will become effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Accounting Principles Board (“APB”) Opinion No. 29 generally requires that exchanges of nonmonetary assets be measured based on fair value of the assets exchanged but provided an exception for nonmonetary exchanges of similar productive assets, which did not result in a change in carrying value for the new asset acquired even if the cash flows resulting from the exchange would change significantly. SFAS No. 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Nonmonetary exchanges lack commercial substance if the cash flows to the entity will not change significantly as a result of the exchange. The adoption of this standard is not expected to have any material impact on our consolidated statements of operations or financial position.
Share-Based Payment
In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” or SFAS No. 123R. SFAS No. 123R supersedes APB Opinion No. 25, which requires recognition of an expense when goods or services are provided, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25, and allowed under the original provisions of SFAS No. 123. SFAS No. 123R is effective at the beginning of the first interim and annual reporting period beginning after June 15, 2005. The adoption of this standard is not expected to have any material impact on our consolidated statements of operations or financial position because we account for its stock-based compensation agreements using the fair value based method, not the intrinsic value method prescribed by APB Opinion No. 25.
Accounting Changes and Error Corrections
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 replaces APB No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle. SFAS No. 154 also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have any material impact on our consolidated statements of operations or financial position.
Accounting for Electronic Equipment Waste Obligations
In June 2005, the FASB issued FSP 143-1, “Accounting for Electronic Equipment Waste Obligations” (“FSP 143-1”). FSP 143-1 provides guidance on the accounting for certain obligations associated with the Waste Electrical and Electronic Equipment Directive (the “Directive”) adopted by the European Union (“EU”). Under the Directive, the waste management obligation for historical equipment (products put on the market on or prior to August 13, 2005) remains with the commercial user until the customer replaces the equipment. FSP 143-1 is required to be applied to the later of the first reporting period ending after June 8, 2005, or the date of the Directive’s adoption into law by the applicable EU-member countries. We adopted FSP 143-1 during the year ended March 31, 2006 and has determined that its effect did not have a material impact on its consolidated results of operations and financial position.

The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments
In November 2005, the FASB staff issued FASB Staff Position or FSP on Statements 115 and 124, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“ FSP 115-1”), which effectively replaces EITF Issue No. 03-1. FSP 115-1 contains a three-step model for evaluating impairments and carries forward the disclosure requirements in EITF Issue No. 03-1 pertaining to securities in an unrealized loss position is considered impaired; an evaluation is made to determine whether the impairment is other-than-temporary; and, if an impairment is considered other-than-temporary, a realized loss is recognized to write the security’s cost or amortized cost basis down to fair value. FSP 115-1 references existing other-than-temporary impairment guidance for determining when impairment is other-than-temporary and clarifies that subsequent to the recognition of an other-than-temporary impairment loss for debt securities, an investor shall account for the security using the constant effective yield method. FSP 115-1 is effective for reporting periods beginning after December 15, 2005, with earlier application permitted. The adoption of this standard is not expected to have any material impact on our consolidated statements of operations or financial position.
Accounting for Certain Hybrid Financial Instruments
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. Specifically, SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have any material impact on our consolidated statements of operations or financial position.
Accounting for Servicing of Financial Assets
In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets.” SFAS No. 156 was issued to simplify the accounting for servicing assets and servicing liabilities and reduce the volatility that results from the use of different measurement attributes for servicing rights and the related financial instruments used to hedge risks associated with those servicing rights. SFAS No. 156 clarifies when to separately account for servicing rights, requires separately recognized servicing rights to be initially measured at fair value, and provides the option to subsequently account for those servicing rights at either fair value or under the amortization method previously required under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS No. 156 is effective for fiscal years beginning after September 15, 2006. The adoption of this standard is not expected to have any material impact on our consolidated statements of operations or financial position.

Item 6. Directors, Senior Management and Employees
A. Directors and senior management
Pioneer’s Directors, Executive Officers and Corporate Auditors as of July 1, 2006, and their pertinent information, such as position and business experience, are as follows:
Directors

Name	Current Position
(Date of birth)	(Month and year of expiration)	Prior Position
Tamihiko Sudo (Apr. 28, 1947)	President and Representative Director; Chief Executive Officer (June 2007)	June 2005:
Executive Vice President and Representative Director;
Chief Financial Officer; and in charge of Corporate Strategy Planning Group, Corporate Management Group, Export Management and Quality Control in general

Hajime Ishizuka (May 3, 1947)	Senior Managing Director and Representative Director; Chief Financial Officer; in charge of Corporate Management Group, export management in general, and Procurement Group (June 2007)	July 2005: Senior Managing Director and Representative Director; President of Pioneer’s Home Entertainment Business Company and AV Business Company; and in charge of Procurement Group

Osamu Yamada (Mar. 16, 1944)	Senior Managing Director; General Manager of Research & Development Group and Corporate Research & Development Laboratories (June 2007)	June 2003: Managing Director; General Manager of Research & Development Group and Corporate Research & Development Laboratories

Satoshi Matsumoto (Apr. 15, 1954)	Managing Director; in charge of Quality Control Division (June 2007)	Nov. 2003: Managing Director; General Manager of Environmental Preservation Group and Environmental Preservation Division

Name	Current Position
(Date of birth)	(Month and year of expiration)	Prior Position
Akira Haeno (Feb. 14, 1949)	Managing Director; General Manager of Mobile Entertainment Business Group (June 2007)	June 2004: Executive Officer; Plant Manager of Kawagoe Plant; and General Manager of Production Division of Kawagoe Plant of Pioneer’s Mobile Entertainment Company

Shinji Yasuda (June 10, 1945)	Managing Director; General Manager of Home Entertainment Business Group and General Manager of Omori Plant (June 2007)	Jan. 2006: Senior Executive Officer; General Manager of Home Entertainment Business Group and General Manager of Omori Plant

Tatsuhiro Ishikawa (Apr. 4, 1939)	Director (June 2007)	Dec. 2001 to present: Attorney-at-Law

Shunichi Sato (Feb. 10, 1941)	Director (June 2007)	Apr. 2000: Japanese Ambassador Extraordinary and Plenipotentiary to Belgium
Executive Officers

Name	Current Position
(Date of birth)	(Month and year of expiration)	Prior Position
Masao Kawabata (Aug. 10, 1948)	Senior Executive Officer; General Manager of Corporate Branding and Communications Division (June 2007)	June 2001: Executive Officer; General Manager of Corporate Communications Division

Yoshio Taniyama (Nov. 9, 1948)	Senior Executive Officer; General Manager of Corporate Planning Division (June 2007)	June 2001: Executive Officer; General Manager of Finance Division

Hideki Okayasu (May 12, 1950)	Senior Executive Officer; General Manager of Finance and Accounting Division (June 2007)	June 2001: Executive Officer; General Manager of Accounting Division

Name	Current Position
(Date of birth)	(Month and year of expiration)	Prior Position
Buntarou Nishikawa (Mar. 24, 1946)	Senior Executive Officer;
in charge of OEM Sales Division and Domestic Sales Division of Mobile Entertainment Business Group, and in charge of Pioneer Marketing Corporation and Pioneer Solutions Corporation
	(June 2007)	June 2001: Executive Officer; General Manager of Domestic Sales Division of Pioneer’s Mobile Entertainment Company

Yoichi Sato	Senior Executive Officer;	June 2005:
(Jan. 15, 1950)	Chief Technology Executive, Deputy General Manager of Research & Development Group, General Manager of PDP Development Center, and in charge of Plasma Panel Engineering Division of Home Entertainment Business Group
	(June 2007)	Managing Director; Deputy General Manager of Research & Development Group; and General Manager of PDP Development Center

Sumitaka Matsumura (Oct. 10, 1948)	Executive Officer;
Deputy General Manager of Research & Development Group;
General Manager of Optical Disc & Systems Development Center; and in charge of Standards & Copyright Management Center
	(June 2007)	Jan. 2001: Deputy General Manager of Research & Development Group; and General Manager of AV & Network Development Center

Kenji Sato (Aug. 29, 1947)	Executive Officer; General Manager of General Administration Division (June 2007)	June 1998: General Manager of General Administration Division

Susumu Kotani (Apr. 12, 1950)	Executive Officer; General Manager of International Business Division (June 2007)	Sept. 2002: Managing Director of Pioneer Europe NV

Tsutomu Haga (June 2, 1948)	Executive Officer; President & Chief Operating Officer of Pioneer North America, Inc. (June 2007)	July 2003: President & Chief Operating Officer of Pioneer Electronics (USA) Inc.

Kaoru Sato (July 27, 1948)	Executive Officer; General Manager of Tokorozawa Plant of Home Entertainment Business Group (June 2007)	June 2004: President of Components Business Company of Home Entertainment Business Company

Name	Current Position
(Date of birth)	(Month and year of expiration)	Prior Position
Keiichi Yamauchi (Apr. 12, 1952)	Executive Officer; in charge of software and platform development of Home Entertainment Business Group; and General Manager of Engineering Division of Tokorozawa Plant (June 2007)	Nov. 2003: General Manager of Mobile Systems Development Center of Research & Development Group

Kazumi Kuriyama (Sept. 12, 1953)	Executive Officer; General Manager of Intellectual Property Division (June 2007)	July 2005: Deputy General Manager of Corporate Research & Development Laboratories of Research & Development Group

Toshiyuki Ito (Oct. 17, 1950)	Executive Officer; Chairman & Managing Director of Pioneer Europe NV (June 2007)	Apr. 2005: Managing Executive Officer of Tohoku Pioneer Corporation

Tatsuo Takeuchi (Oct. 23, 1950)	Executive Officer; General Manager of Personnel Division (June 2007)	Dec. 2004: Managing Director of Pioneer Electronics Asiacentre, Pte. Ltd.

Masanori Kurosaki (Aug. 12, 1952)	Executive Officer; General Manager of OEM Sales Division of Mobile Entertainment Business Group (June 2007)	Nov. 2002: General Manager of Planning & Coordination Division of Mobile Entertainment Company
Corporate Auditors

Name	Current Position
(Date of birth)	(Month and year of expiration)	Prior Position
Makoto Koshiba (Nov. 21, 1943)	Corporate Auditor (full time) (June 2007)	Sept. 1999: Director; General Manager of Accounting Division; in charge of Finance Division

Isao Moriya (Sept. 5, 1937)	Corporate Auditor (June 2007)	Mar. 1968 to present: Certified Public Accountant

Keiichi Nishikido (May 2, 1953)	Corporate Auditor (June 2007)	Jan. 1994 to present: Attorney-at-Law; Managing Partner of Kohwa Sohgoh Law Offices, Japan

All of the above persons, with the exception of Messrs. Tatsuhiro Ishikawa, Shunichi Sato, Isao Moriya and Keiichi Nishikido, devote themselves full time to our business.
None of the persons listed above was selected as a director, corporate auditor or member of senior management pursuant to an arrangement or understanding with our major shareholders, customers, suppliers or others.
Mr. Satoshi Matsumoto is a first cousin once removed of Mr. Yoshio Taniyama.
B. Compensation
The aggregate amount of compensation (including bonuses and stock-based compensation) paid by Pioneer to all Directors, Executive Officers and Corporate Auditors of Pioneer as a group for fiscal 2006 totaled ¥974 million. Also, as part of Pioneer’s incentive compensation, Pioneer has issued stock acquisition rights for its shares of common stock to Directors, Executive Officers, and certain employees, and certain directors/officers of certain of its subsidiaries from fiscal 2003. See “Item 6.E. Share ownership” for further information.
The aggregate amount set aside as lump-sum severance indemnities by Pioneer during fiscal 2006 for Directors, Executive Officers and Corporate Auditors of Pioneer totaled ¥75 million. The aggregate amount is calculated by the formula as defined in the regulations of Pioneer concerning the retirement allowance. Provision is made for lump-sum severance payments for Directors, Executive Officers and Corporate Auditors of Pioneer on a basis considered adequate for such future payments as may be approved by the shareholders. (See Note 12 in “Notes to Consolidated Financial Statements.”)
C. Board practices
Under the Company Law, Pioneer has elected to structure its corporate governance system as a company with a board of corporate auditors as set forth below.
Pioneer’s Articles of Incorporation provide for three or more Directors and for three or more Corporate Auditors. All Directors and Corporate Auditors are elected at general meetings of shareholders. In general, under the Articles of Incorporation of Pioneer, the term of office of a Director expires at the conclusion of the Ordinary General Meeting of Shareholders held with respect to the last business year ending within one year after their election and in the case of a Corporate Auditor, within four years after their election; however, Directors and Corporate Auditors may serve any number of consecutive terms. For information regarding the expiration of the term of office for each of the Directors and Corporate Auditors, see “Item 6.A. Directors and senior management.”
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

Pioneer introduced an Executive Officer (shikko yakuin) system in June 1999 to improve management efficiency and speed up decision-making. Executive Officers are basically elected at the meeting of the Board of Directors held immediately after the ordinary general meeting of shareholders. In general, the term of office of Executive Officer expires at the conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within one year after their assumption of office. For information regarding the expiration of the term of office of each of the Executive Officers, see “Item 6.A. Directors and senior management.” The Board of Directors may elect from among Executive Officers one or more Senior Managing Executive Officers and Senior Executive Officers. Each of the Executive Officers has the authority to individually operate businesses of which he or she is in charge under the control of the Board of Directors and Representative Directors.
Corporate Auditors of Pioneer are not required to be certified public accountants. However, at least half of the Corporate Auditors are required to be persons who have not been a director, accounting counselor, corporate executive officer, general manager or any other employee of Pioneer or any of its subsidiaries at any time prior to their election as Corporate Auditors. The Corporate Auditors may not at the same time be a director, accounting counselor, corporate executive officer, general manager or any other employee of Pioneer or any of its subsidiaries.
Each Corporate Auditor has the statutory duty to supervise the administration by the Directors of Pioneer’s affairs and also to examine our annual consolidated and non-consolidated financial statements and business reports proposed to be submitted by a Representative Director at the general meeting of shareholders and, based upon such examination and a report of the Accounting Auditor referred to below, to individually prepare their audit reports. They shall attend meetings of the Board of Directors but are not entitled to vote. In addition to Corporate Auditors, an independent certified public accountant or an audit corporation must be appointed by general meetings of shareholders as the Accounting Auditor of Pioneer. Such Accounting Auditor has, as its primary statutory duties, the duty to examine our annual consolidated and non-consolidated financial statements proposed to be submitted by a Representative Director at general meetings of shareholders and to report their opinion thereon to certain Corporate Auditors designated by the Board of Corporate Auditors to receive such report (if such Corporate Auditors are not designated, all Corporate Auditors) and the Directors designated to receive such report (if such Directors are not designated, the Directors who are responsible for preparing the financial statements).
The Corporate Auditors constitute the Board of Corporate Auditors. The Board of Corporate Auditors has the statutory duty to, based upon the reports prepared by respective Corporate Auditors, prepare and submit its audit report to the accounting auditor and certain Directors designated to receive such report (if such Directors are not designated, the Directors who are responsible for preparing the financial statements and the business report). A Corporate Auditor may note his or her opinion in the audit report if his or her opinion expressed in his or her audit report is different from the opinion expressed in the audit report. The Board of Corporate Auditors shall elect one or more full-time Corporate Auditors from among its members. The Board of Corporate Auditors is empowered to establish audit principles, method of examination by Corporate Auditors of Pioneer’s affairs, and financial position and other matters concerning the performance of the Corporate Auditors’ duties.
There are no contractual arrangements providing for benefits to Directors upon termination of service. Also see “Item 10.B. Memorandum and articles of association–Directors.”

D. Employees
The following table sets forth the number of our employees at the end of the period indicated.

	Year ended March 31
	2004	2005	2006
Number of employees	32,526	33,409	38,826

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
E. Share ownership
The total number of shares of Pioneer’s common stock owned by our Directors, Executive Officers and Corporate Auditors as a group as of June 30, 2006 is as follows:

Title of class	Identity of person or group	Number of shares owned	Percent of class
Common Stock	Directors, Executive Officers and Corporate Auditors as a group	484,000 shares*	0.27%

*	None of Pioneer’s Directors, Executive Officers and Corporate Auditors is the owner of more than one percent of Pioneer’s common stock.
Pioneer has granted the following stock acquisition rights for its shares of common stock to its Directors, Executive Officers and certain employees, and certain directors/officers of certain of its subsidiaries.

	Total number of
	shares covered by		Current	Number of shares
Fiscal year	option		exercise price	exercised
granted	(in thousands)	Exercise period	per share	(in thousands)
2003	564	From July 1, 2004 to June 29, 2007	¥2,477	4

2004	313	From July 1, 2005 to June 30, 2008	¥2,951	—

2005	316	From July 3, 2006 to June 30, 2009	¥2,944	—

2006	315	From July 2, 2007 to June 30, 2010	¥1,828	—

Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders
Major shareholders that owned 5% or more of Pioneer’s voting securities as of March 31, 2006 on the register of shareholders were as follows:

		Number of shares	Percentage of
Title of class	Name	(in thousands)	outstanding shares
Common Stock	The Master Trust Bank of Japan, Ltd. (Trust Account)	11,980	6.65%

Common Stock	Japan Trustee Services Bank, Ltd. (Trust Account)	11,020	6.12%
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
As of March 31, 2006, there were 174,421,890 shares of common stock outstanding, of which 401,534 shares (0.22%) were held in the form of American Depositary Receipts (“ADRs”) and 14,106,845 shares (7.83%) were held of record in the form of common stock by residents in the United States (based solely on their addresses). The number of registered ADR holders of record (including Depositary Trust Company) was 85, and the number of registered holders of record in the United States (based solely on their addresses) of shares of common stock, including those who held shares through a Japanese securities clearing system, was 70. See “Item 9.C. Markets,” regarding the market for Pioneer’s shares.
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
Legal proceedings
In common with numerous other industrial companies conducting a global business, we are party to various lawsuits and administrative proceedings in the ordinary course of our business. Based on the advice of counsel in the respective matters, except as described below, we do not expect such lawsuits or administrative proceedings, individually or in the aggregate, to have a material effect on our financial condition and results of operations.
Pioneer Electronics Deutschland GmbH (“PED”), a wholly owned subsidiary, received an assessment from the German tax authorities in December 2000, which stated income adjustment of EUR44.4 million (¥6,341 million translated at the foreign exchange rate at March 31, 2006) covering the fiscal years ended March 31, 1993 to 1995, concerning its intercompany purchase prices from Pioneer Europe NV, a wholly owned subsidiary in Belgium. PED, in 2001, contested the assessment and has requested the German and the Belgian tax authorities to try to reach an agreement (through an arbitration proceeding) on the arm’s length transfer prices and avoid double taxation. The German tax authorities notified PED in February 2006 that they were not able to reach an agreement with the Belgian tax authorities. PED has requested the German and Belgian tax authorities to continue the arbitration proceeding to resolve the issue. PED, in February 2006, received a tax audit memo (which outlines its preliminary views but does not yet constitute an assessment) from the German tax authorities which stated income adjustment of EUR50.7 million (¥7,240 million) covering the fiscal years ended March 31, 1996 to 1999. PED made objection to the German tax authorities regarding the basis of this memo. The German tax authorities have not yet issued an assessment for the fiscal years covered in the said tax audit memo. Also, PED understands that the German tax authorities have completed transfer pricing audit for the fiscal years ended March 31, 2000 to 2004. The result of the audit has not been communicated to PED. We, at the date of this report, are unable to reasonably determine the resolution and is unable to currently estimate the amount of the loss, if any, associated with the foregoing assessment, tax audit memo and completed transfer pricing audit.
Dividend policy
Pioneer normally pays cash dividends twice per year. Pioneer’s Board of Directors recommends year-end dividends to be paid in the form of distribution of surplus following the end of each fiscal year. This recommended year-end dividend must then be approved by shareholders at the Ordinary General Meeting of Shareholders usually held in June of each year. Immediately following approval of the dividend at the shareholders’ meeting, Pioneer pays the dividend to shareholders and pledgees of record at the preceding March 31. In addition to these year-end dividends, Pioneer may pay interim dividends in the form of distribution of surplus to its shareholders of record as of September 30 in each year by resolution of its Board of Directors and without shareholder approval. Pioneer normally pays interim dividends in December. See “Item 10.B. Memorandum and articles of association–Common stock–Dividends.”

The following table sets forth the dividends paid by Pioneer for each of the periods shown. The U.S. dollar equivalents for the dividends shown are based on the noon buying rate for cable transfers in New York City as certified for customs purposes by the Federal Reserve Bank of New York for yen on the date of the dividend payment:

	Dividend per share
Record date	Yen	Dollars
March 31, 2002	7.50	0.06
September 30, 2002	7.50	0.06
March 31, 2003	10.00	0.08
September 30, 2003	12.50	0.12
March 31, 2004	12.50	0.11
September 30, 2004	12.50	0.12
March 31, 2005	12.50	0.11
September 30, 2005	7.50	0.06
March 31, 2006	2.50	0.02
Pioneer sets dividend payments appropriately in light of its financial position, consolidated operating results, and other factors, but has a basic policy of maintaining stable dividends.
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

	Tokyo Stock Exchange		New York Stock Exchange
	Price per share of Common Stock		Price per share of ADS
	(yen)		(U.S. dollars)
	High	Low	High	Low
Annual highs and lows
Year ended March 31,
2002	¥4,250	¥2,150	$34.70	$16.75
2003	2,860	1,805	21.98	14.83
2004	3,370	2,225	31.25	18.90
2005	3,390	1,820	30.85	17.11
2006	2,040	1,410

Quarterly highs and lows
Fiscal 2005
1st quarter	3,390	2,635	30.85	23.75
2nd quarter	2,850	2,215	25.90	20.30
3rd quarter	2,430	1,820	21.85	18.05
4th quarter	2,055	1,827	19.90	17.11

Fiscal 2006
1st quarter	2,040	1,655	18.82	15.15
2nd quarter	1,785	1,604	16.10	14.23
3rd quarter	1,764	1,410	15.03	12.22
4th quarter	1,989	1,530	—	—

Fiscal 2007
1st quarter	2,120	1,628	—	—

Monthly highs and lows
2006
January	1,695	1,530	—	—
February	1,952	1,682	—	—
March	1,989	1,792	—	—
April	2,120	1,888	—	—
May	2,120	1,828	—	—
June	1,963	1,628	—	—
B. Plan of distribution
     Not applicable

C. Markets
Pioneer’s common stock has been listed on the Tokyo Stock Exchange (“TSE”) since October 1961.
On December 8, 2005, Pioneer’s Board of Directors approved a resolution to withdraw its common stock from listing on the Osaka Securities Exchange, its ADSs from the New York Stock Exchange and its Curaçao Depositary Shares from the Euronext Amsterdam. These delistings were completed on January 27, 2006, January 23, 2006 and January 2, 2006, respectively. Pioneer’s ADR program was terminated effective March 10, 2006. Pioneer is currently considering options to terminate its Curaçao Depositary Receipt program.
D. Selling shareholders
     Not applicable
E. Dilution
     Not applicable
F. Expenses of the issue
     Not applicable
Item 10. Additional Information
A. Share capital
     Not applicable
B. Memorandum and articles of association
Organization
Pioneer is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Company Law (Kaishaho) of Japan. It is registered in the Commercial Register (shogyo tokibo) maintained by the Meguro Branch Office of the Tokyo Legal Affairs Bureau.
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
Directors
Each Director has executive powers and duties to manage the affairs of Pioneer and each Representative Director, who is elected from among the Directors by the Board of Directors, has the statutory authority to represent Pioneer in all respects. Under the Company Law, the Directors must refrain from engaging in any business competing with Pioneer unless approved by the Board of Directors and any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote on such resolution. The total amount of remuneration to Directors and that to Corporate Auditors are subject to the approval of the General Meeting of Shareholders.
Except as stated below, neither the Company Law nor Pioneer’s Articles of Incorporation make special provisions as to the Directors’ or Corporate Auditors’ power to vote in connection with their compensation; the borrowing power exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such power), the Directors’ or Corporate Auditors’ retirement age or requirement to hold any shares of capital stock of Pioneer. The Company Law specifically requires the resolution of the Board of Directors for a company to acquire or dispose of material assets; to borrow a substantial amount of money; to employ or discharge from employment important employees, such as general managers; to establish, change or abolish material corporate organization such as branch offices, to determine conditions concerning offering of corporate bonds, and to establish and maintain an internal control system. The Regulations of the Board of Directors of Pioneer require a resolution of the Board of Directors for Pioneer to borrow a substantial amount of money or to give guarantees in a substantial amount. There is no written rule as to what constitutes a “substantial” amount in these contexts. However, it has been the general practice of Pioneer’s Board of Directors to adopt a resolution for borrowing or guaranteeing in an amount not less than ¥100 million or its equivalent.
Common Stock
General
Unless indicated otherwise, set forth below is information relating to Pioneer’s common stock, including brief summaries of the relevant provisions of Pioneer’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Company Law, which came into effect on May 1, 2006, and related legislation.
All issued shares are fully-paid and non-assessable, and are in registered form. Transfer of shares is effected by delivery of share certificates, but in order to assert shareholders’ rights against Pioneer, a shareholder must have its name and address registered on Pioneer’s register of shareholders, in accordance with Pioneer’s Share Handling Regulations. The registered holder of deposited shares underlying the ADSs is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights to Pioneer.
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
A law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the relevant part of the law will come into effect within five years of the date of the promulgation. On the effective date, a new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange, including the shares of common stock of Pioneer, will be subject to the new central clearing system. On the same day, all existing share certificates will become null and void. The transfer of such shares will be effected through entry in the books maintained under the new central clearing system.
Authorized capital
Under the Articles of Incorporation of Pioneer, the total number of shares authorized to be issued by Pioneer is four hundred million (400,000,000) shares.
As of March 31, 2006, 180,063,836 shares of Common Stock were issued (including 5,641,946 shares held as treasury stock).
All shares of Common Stock of Pioneer have no par value.
Distribution of Surplus
General—
Under the Company Law, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends”, are referred to as “distributions of Surplus” (“Surplus” is defined in “Restriction on Distributions of Surplus—”). Pioneer may make distributions of Surplus to the shareholders any number of times per business year, subject to certain limitations described in “Restriction on Distributions of Surplus—.” Distributions of Surplus are required in principle to be authorized by a resolution of a General Meeting of Shareholders, but may also be made pursuant to a resolution of the Board of Directors if (a) Pioneer’s Articles of Incorporation so provide; (b) the normal term of office of the Directors is no longer than one year; and (c) its non-consolidated annual financial statements and certain documents for the last business year fairly present its assets and profit or loss, as required by ordinances of the Ministry of Justice.
Moreover, even if the requirements described in (a) through (c) are not met, Pioneer may make distributions of Surplus in cash to the shareholders by resolutions of the Board of Directors once per fiscal year. Such distribution of Surplus is called “interim dividends.”

Distributions of Surplus may be made in cash or in kind in proportion to the number of shares of common stock held by each shareholder. A resolution of a General Meeting of Shareholders or the Board of Directors authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, Pioneer may, pursuant to a resolution of a General Meeting of Shareholders or (as the case may be) the Board of Directors, grant a right to the shareholders to require Pioneer to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special shareholders resolution at a General Meeting of Shareholders (see “Voting Rights” with respect to a “special shareholders resolution”).
Under the Articles of Incorporation of Pioneer, year-end dividends and interim dividends may be distributed to shareholders of record as of March 31 and September 30 each year, respectively, in proportion to the number of shares of common stock held by each shareholder following approval by the General Meeting of Shareholders or the Board of Directors. Pioneer is not obliged to pay any dividends unclaimed for a period of three years after the date on which they first became payable.
In Japan, the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividends to be paid. The price of the shares of common stock generally becomes ex-dividend on the third business day prior to the record date.
Restriction on distribution of Surplus—
In making a distribution of Surplus, Pioneer must, until the sum of its additional paid-in capital and legal reserve reaches one-quarter of its stated capital, set aside in its additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed.
The amount of Surplus at any given time must be calculated in accordance with the following formula:
A + B + C + D - (E + F + G)
     In the above formula:
     “A” = the total amount of other capital surplus and other retained earnings, each such amount being that appearing on the non-consolidated balance sheet as of the end of the last business year
     “B” = (if Pioneer has disposed of its treasury stock after the end of the last business year) the amount of the consideration for such treasury stock received by Pioneer less the book value thereof
     “C” = (if Pioneer has reduced its stated capital after the end of the last business year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any)
     “D” = (if Pioneer has reduced its additional paid-in capital or legal reserve after the end of the last business year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any)
     “E” = (if Pioneer has cancelled its treasury stock after the end of the last business year) the book value of such treasury stock

     “F” = (if Pioneer has distributed Surplus to its shareholders after the end of the last business year) the total book value of the Surplus so distributed
     “G” = certain other amounts set forth in ordinances of the Ministry of Justice, including (if Pioneer has reduced Surplus and increased its stated capital, additional paid-in capital or legal reserve after the end of the last business year) the amount of such reduction and (if Pioneer has distributed Surplus to the shareholders after the end of the last business year) the amount set aside in additional paid-in capital or legal reserve (if any) as required by ordinances of the Ministry of Justice.
The aggregate book value of Surplus distributed by Pioneer may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of the followings:
     (a) the book value of its treasury stock;
     (b) the amount of consideration for any of treasury stock disposed of by Pioneer after the end of the last business year; and
     (c) certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of stated capital, additional paid-in capital and legal reserve, each such amount being that appearing on the non-consolidated balance sheet as of the end of the last business year) all or certain part of such exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice.
If Pioneer has become at its option a company with respect to which consolidated balance sheets should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), Pioneer shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of stockholders’ equity appearing on the non-consolidated balance sheet as of the end of the last business year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of stockholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on the consolidated balance sheet as of the end of the last business year.
If Pioneer has prepared interim financial statements as described below, and if such interim financial statements have been approved by the Board of Directors or (if so required by the Company Law) by a General Meeting of Shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of the treasury stock disposed of by Pioneer, during the period in respect of which such interim financial statements have been prepared. Pioneer may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last business year and an income statement for the period from the first day of the current business year to the date of such balance sheet. Interim financial statements so prepared by Pioneer must be audited by the Corporate Auditors and the independent auditor, as required by ordinances of the Ministry of Justice.
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
General meeting of shareholders
The Ordinary General Meeting of Shareholders of Pioneer is held in June each year. In addition, Pioneer may hold an Extraordinary General Meeting of Shareholders whenever necessary by giving notice of convocation thereof at least two weeks prior to the date set for the meeting.
Notice of convocation of a General Meeting of Shareholders, setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. Such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders. The record date for an Ordinary General Meeting of Shareholders is March 31 of each year.
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
If the Articles of Incorporation so provide, any of the minimum voting rights or percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened.
Voting rights
So long as Pioneer maintains the unit share system (see “‘Unit’ share system” below; currently 100 shares constitute one unit) a holder of shares constituting one or more full units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following two sentences. A corporate or certain other entity more than one-quarter of whose total voting rights are directly or indirectly owned by Pioneer may not exercise its voting rights with respect to shares of Common Stock of Pioneer that it owns. In addition, Pioneer may not exercise its voting rights with respect to its shares that it owns. If Pioneer eliminates from its Articles of Incorporation the provisions relating to the unit of shares, holders of Common Stock will have one voting right for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a General Meeting of Shareholders by a majority of the number of voting rights of all the shareholders present at the meeting. The Company Law and Pioneer’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of voting rights of all the shareholders. Pioneer’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. Pioneer’s shareholders also may cast their votes in writing, or exercise their voting rights by electronic means pursuant to the method thereof determined by the Board of Directors.
The Company Law and Pioneer’s Articles of Incorporation require a special shareholders resolution (as defined below) in order to amend the Articles of Incorporation and in certain other instances. A special shareholders resolution is a resolution for which the quorum shall be one-third of the total voting rights of all the shareholders, and the approval by at least two-thirds of the voting rights of all the shareholders represented at the meeting is required. The instances requiring a special shareholders resolution include:
(1)	acquisition of its own shares from a specific party other than its subsidiaries;

(2)	consolidation of shares;

(3)	any offering of new shares at a “specially favorable” price (or any offering of stock acquisition rights to acquire shares of capital stock, or bonds with stock acquisition rights at “specially favorable” conditions) to any persons other than shareholders;

(4)	the removal of a Corporate Auditor;

(5)	the exemption of liability of a Director, Corporate Auditor or independent auditor with certain exceptions;

(6)	a reduction of stated capital with certain exceptions in which a shareholders’ resolution is not required;

(7)	a distribution of in-kind dividends which meets certain requirements;

(8)	dissolution, merger, consolidation, or corporate split with certain exceptions in which a shareholders’ resolution is not required;

(9)	the transfer of the whole or a material part of the business;

(10)	the taking over of the whole of the business of any other corporation with certain exceptions in which a shareholders’ resolution is not required; or

(11)	share exchange or share transfer for the purpose of establishing 100 percent parent-subsidiary relationships with certain exceptions in which a shareholders’ resolution is not required.
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
Subject to certain conditions, Pioneer may issue stock acquisition rights or bonds with stock acquisition rights by a resolution of the Board of Directors. Holders of stock acquisition rights or bonds with stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their stock acquisition rights and bonds with stock acquisition rights. Upon exercise of stock acquisition rights, Pioneer will be obliged to issue the necessary number of new shares or alternatively to transfer the relevant number of shares held by it as treasury stock.
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
Record date
As mentioned above, March 31 is the record date for Pioneer’s year-end dividends. So long as Pioneer maintains the unit share system, the shareholders and beneficial shareholders who are registered as the holders of one or more full units of shares in Pioneer’s register of shareholders and/or that of beneficial shareholders at the end of each March 31 are entitled to exercise shareholders’ rights at the Ordinary General Meeting of Shareholders with respect to the business year ending on such March 31. September 30 is the record date for interim dividends. In addition, Pioneer may set a record date for determining the shareholders and/or beneficial shareholders entitled to other rights pertaining to the shares of common stock of Pioneer, and for other purposes, by a resolution of the Board of Directors and giving at least two weeks’ prior public notice.
Acquisition by Pioneer of its Common Stock
Under the Company Law and the Articles of Incorporation of Pioneer, Pioneer may acquire shares of common stock (i) by soliciting all the shareholders to offer to sell shares held by them (in this case, certain terms of such acquisition, such as the total number of shares to be purchased and the total amount of consideration, shall be set by an ordinary resolution of a General Meeting of Shareholders in advance, and acquisition shall be effected pursuant to a resolution of the Board of Directors), (ii) from a specific shareholder other than any of its subsidiaries (pursuant to a special resolution of a General Meeting of Shareholders), (iii) from any of its subsidiaries (pursuant to a resolution of the Board of Directors), or (iv) by way of purchase on any Japanese stock exchange on which Pioneer’s shares of common stock is listed or by way of tender offer (in either case pursuant to an ordinary resolution of a General Meeting of Shareholders or a resolution of the Board of Directors). In the case of (ii) above, any other shareholder may make a request to a Representative Director that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (ii) above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter).
The total amount of the purchase price of shares of common stock may not exceed the Distributable Amount, as described in “Distributions of Surplus — Restriction on distributions of Surplus—.”

Shares acquired by Pioneer may be held by it for any period or may be cancelled by a resolution of the Board of Directors. Pioneer may also transfer to any person the shares held by it, subject to a resolution of the Board of Directors, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in “Issue of additional shares and pre-emptive rights” above. Pioneer may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company.
“Unit” share system
The Articles of Incorporation of Pioneer provide that 100 shares constitute one unit of shares of stock. Although the number of shares constituting one unit is included in the Articles of Incorporation, any amendment to the Articles of Incorporation reducing (but not increasing) the number of shares constituting one unit or eliminating the provisions for the unit of shares may be made by the resolution of the Board of Directors rather than by the special shareholders resolution, which is otherwise required for amending the Articles of Incorporation. The number of shares constituting one new unit, however, cannot exceed 1,000.
Shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights. Moreover, holders of shares constituting less than one unit will have no other shareholder rights, except that such holders may not be deprived of certain rights specified in the Company Law or an ordinance of the Ministry of Justice or Pioneer’s Articles of Incorporation, including the right to receive distribution of Surplus and the right to receive an allotment of offered shares and offered stock acquisition rights in proportion to the number of shares held.
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
In addition, Pioneer may sell or otherwise dispose of shares of Common Stock for which the location of the shareholder is unknown. Generally, if (i) notices to a shareholder fail to arrive continuously for five years or more at the shareholder’s registered address in Pioneer’s register of shareholders or at the address otherwise notified to Pioneer, and (ii) the shareholder fails to receive distributions of Surplus on the shares continuously for five years or more at the address registered in Pioneer’s register of shareholders or at the address otherwise notified to Pioneer, Pioneer may sell or otherwise dispose of the shareholder’s shares at the then market price of the shares by a resolution of the Board of Directors and after giving at least three months’ prior public and individual notice, and may hold or deposit the proceeds of such sale or disposal of shares for such shareholder.
Reporting of substantial shareholdings
The Securities and Exchange Law of Japan and regulations thereunder require any person, regardless of residence, who has become, beneficially and solely or jointly, a holder(s) of more than 5% of the total issued shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director-General of a competent Local Finance Bureau of the Ministry of Finance within five business days a report concerning such shareholdings.
A similar report must also be filed in respect of any subsequent change of 1% or more in any such holding or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Copies of such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed.
Except for the general limitations under Japanese anti-trust and anti-monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, and except for general limitations under the Company Law or Pioneer’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to Pioneer or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold the shares of Common Stock of Pioneer or exercise voting rights thereon.
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
For purposes of this discussion, a “U.S. Holder” is any beneficial owner of shares of common stock or ADSs that, for U.S. federal income tax purposes, is:
•	a citizen or individual resident of the United States,

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes organized in or under the laws of the United States, any State, or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income tax without regard to its source, or

•	a trust that is (i) subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.
An “Eligible U.S. Holder” is a U.S. Holder that:
•	is a resident of the United States for purposes of the Treaty,

•	does not maintain a permanent establishment in Japan (i) with which shares of common stock or ADSs are effectively connected and through which the U.S. holder carries on or has carried on business or (ii) of which shares of common stock or ADSs form part of the business property, and

•	is eligible for benefits under the Treaty with respect to income and gain derived in connection with the shares of common stock or ADSs.
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
In general, for purposes of the Treaty and for U.S. federal income and Japanese income tax purposes, beneficial owners of ADRs evidencing ADSs will be treated as the owners of the shares of common stock represented by those ADSs, and exchanges of shares of common stock for ADSs, and exchanges of ADSs for shares of common stock, will not be subject to U.S. federal income tax or Japanese income tax.
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
Generally, an individual who is a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by a Japanese corporation. Pioneer withholds taxes from dividends it pays as required by Japanese law. Stock splits are, in general, not a taxable event.
In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to individuals who are non-residents of Japan or non-Japanese corporations is generally 20%, provided, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of common stock of Pioneer) to any non-resident corporate or individual shareholders (including those shareholders who are non-resident Holders) other than any individual shareholder who holds 5% or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before March 31, 2008, and (ii) 15% for dividends due and payable on or after April 1, 2008. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent for portfolio investors with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, and the U.K.
Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to Eligible U.S. Holders that are portfolio investors is generally reduced to 10% of the gross amount actually distributed, and dividends paid by a Japanese corporation to Eligible U.S. Holders that are pension funds is exempt from Japanese taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds.
If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Pioneer to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends on Pioneer’s shares of common stock is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends (together with any other required forms and documents) in advance through Pioneer to the relevant tax authority before such payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends, the other within eight months after Pioneer’s fiscal year-end or semi-fiscal year-end) to the Japanese tax authorities. To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority. Pioneer does not assume any responsibility to ensure withholding at the reduced treaty rate or not withholding for shareholders who would be eligible under an applicable tax treaty but do not follow the required procedures as stated above.
Gains derived from the sale of shares of common stock or ADSs outside Japan by a non-resident Holder holding such shares or ADSs as a portfolio investor are, in general, not subject to Japanese income tax or corporation tax. Eligible U.S. Holders are not subject to Japanese income or corporation tax with respect to such gains under the Treaty.
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
Subject to certain exceptions for short-term and hedged positions, and provided that we are not a passive foreign investment company (as discussed below), dividends received by certain U.S. Holders (including individuals) with respect to the shares of common stock or ADSs will be subject to U.S. federal income taxation at a maximum rate of 15%. Investors should be aware that the U.S. Treasury Department has announced its intention to promulgate rules in proposed form pursuant to which shareholders (and intermediaries) will be permitted to rely on certifications from issuers to establish that dividends qualify for the reduced rate of U.S. federal income taxation. Because such proposed certification procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of ADSs or shares of common stock should consult their own tax advisors regarding the availability of the reduced rate in the light of their own particular circumstances.
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
For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of shares of common stock or ADSs will constitute income from sources outside the United States and will be subject to various classifications and other limitations. Subject to generally applicable limitations under U.S. federal income tax law and the Treaty, any Japanese withholding tax imposed in respect of a dividend paid by us in respect of shares of common stock or ADSs may be claimed either as a credit against the U.S. federal income tax liability of a U.S. Holder or, if the U.S. Holder does not elect to take a credit for any foreign taxes paid that year, as a deduction from that U.S. Holder’s taxable income. In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax. Additionally, special rules may apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, under some circumstances, a U.S. Holder that:
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
Passive Foreign Investment Companies
Based on current estimates of our income and asset, we do not believe that we are a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, and we intend to continue our operations in such a manner that it is unlikely that we would become a PFIC in the future although no assurances can be made regarding determination of our PFIC status in the current or any future taxable year. The PFIC determination is made annually and generally is based on either the portion of our assets (including goodwill) or the portion of our income being characterized as passive under the PFIC rules.
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
Subject to the discussion below on “Backup withholding and information reporting,” distributions received by a Non-U.S. Holder in respect of shares of common stock or ADSs generally will not be subject to any U.S. federal income or withholding tax, unless the Non-U.S. Holder conducts a trade or business within the United States, and the distributions are effectively connected with that trade or business.
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
If an income tax treaty applies to a Non-U.S. Holder, it may require, as a condition for the Non-U.S. Holder to be subject to U.S. federal income taxation on dividends or capital gains that are effectively connected with trade or business conducted by a Non-U.S. Holder in the United States, that the dividends or capital gains also be attributable to a permanent establishment or fixed base that the Non-U.S. Holder maintains in the United States.
Income that is effectively connected with a U.S. trade or business of a Non-U.S. Holder, and, if an income tax treaty applies and so requires, is attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder, generally will be taxed in the same manner as the income of a U.S. Holder. In addition, under certain circumstances, any effectively connected earnings and profits that is realized by a corporate Non-U.S. Holder may be subject to an additional “branch profits tax” at the rate of 30% or at a lower rate that may be prescribed by an applicable income tax treaty.
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
THE SUMMARY OF U.S. FEDERAL INCOME AND JAPANESE NATIONAL TAX CONSEQUENCES SET OUT ABOVE IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY. INVESTORS IN THE COMMON STOCK OR ADSs ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING OR DISPOSING OF COMMON STOCK OR ADSs, BASED ON THEIR PARTICULAR CIRCUMSTANCES.
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
Foreign exchange risk
To hedge certain purchase and sale commitments and anticipated but not yet committed transactions denominated in other than functional currencies, we enter into forward exchange contracts and purchase- and write-currency options. Written options are entered into only with purchased options.
The following tables provide information about our derivative financial instruments related to foreign currency exchange transactions as of March 31, 2006, which have been translated into yen at the rate as of such date, together with the related weighted average contractual exchange rates at March 31, 2006. All of the contracts and the options mature within one year.
Forward exchange contract

	Yen	Yen	Yen	Yen	A$	EUR
Functional currency	US$/	Yen/	EUR/	THB/	A$/	EUR/
Sell/Buy	Yen	US$	Yen	Yen	US$	GBP	Total
	(In millions of yen except average rates)
Contract amounts	¥12,652	¥446	¥23,053	¥144	¥1,290	¥1,279	¥38,864
Average contractual exchange rates	116.28	114.29	139.72	2.8900	0.7495	0.6970
Fair value	¥28	¥3	¥(336)	¥(5)	¥62	¥1	¥(247)

Currency option

Functional currency	Yen
Sell/Buy	US$/Yen	Yen/US$	Total
	(In millions of yen except average rates)
Notional amount	¥9,128	¥9,128	¥18,256
Average execution rates	115.44	115.44
Fair value	¥(37)	¥46	¥9

To change the currency and interest rate features of intercompany finance transactions, we have entered into currency swap contracts with banks. Currency swap contracts effectively changed, in substance, U.S. dollars floating interest rate of intercompany borrowings into yen fixed interest rate borrowings. The foreign exchange risk inherent in our currency swap as of March 31, 2006 are summarized as follows:
Currency swap as of March 31, 2006

				Expected maturity date
	Contract amounts			(year ending March 31)
	Buy	Sell		2007	2008	2009	Total	Fair value
	(In millions except average rates)
Functional currency: Yen	¥55,667	US$	490	¥49,148		¥6,519	¥55,667	¥(2,581)
Average contractual exchange rate				114.30		108.65

With respect to interest rate risk inherent in our currency swaps as of March 31, 2006, see “Interest rate risk” below.
Interest rate risk
The following table provides information about interest rate risk inherent in the aforementioned currency swaps as of March 31, 2006.
Currency swap as of March 31, 2006

				Expected maturity date
	Contract amounts			(year ending March 31)
	Buy	Sell		2007	2008	2009	Total	Fair value
	(In millions except average rates)
Functional currency: Yen
Fixed (US$) to Fixed (Yen)	¥55,667	US$	490	¥49,148		¥6,519	¥55,667	¥(2,581)
Average pay rate				(0.37)%		(0.24)%
Average receive rate				3.73%		3.43%

The following table provides information about principal cash flows by expected maturity dates, weighted average interest rates, and fair value of our debt obligations as of March 31, 2006. The interest rate on the variable rate debt is determined based on prevailing market rates for tax-exempt municipal bonds in the U.S.
Long-term debt (including due within one year) as of March 31, 2006

	Functional	Expected maturity date (year ending March 31)
	Currency	2007	2008	2009	2010	2011	Thereafter	Total	Fair value
	(In millions of yen except average rates)
Fixed rate (Yen)	Yen	¥4,064	4,064	13,064	2,664	2,664	65,327	¥91,847	¥86,279
Average interest rate		2.03%	2.03%	2.70%	2.57%	2.57%	0.15%	0.82%
Interest free loan (EUR)	EUR	7	7	23				37	37

Total		¥4,071	4,071	13,087	2,664	2,664	65,327	¥91,884	¥86,316

Market price risks on available-for-sale securities
We do not own any marketable securities for trading purposes. Our equity investment portfolio consists almost entirely of securities issued by Japanese companies. The following table sets forth maturity dates and cost and fair values of debt securities in our investment portfolio, and the cost and fair values of equity securities therein, at March 31, 2006.

	2006
	Cost	Fair value
	(In millions of yen)
Debt securities (by contractual maturities)
Maturing over one year	¥94	¥124
Equity securities	¥4,627	¥24,609

Item 12. Description of Securities Other than Equity Securities
Not applicable

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
          None
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
          Not applicable
Item 15. Controls and Procedures
Pioneer performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the fiscal 2006. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the reports that Pioneer files under the Exchange Act is accumulated and communicated to its management including the chief executive officer and the principal accounting and financial officer to allow timely decisions regarding required disclosure. The disclosure controls and procedures also ensures that the reports that it files or submits under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. The evaluation was performed under the supervision of Tamihiko Sudo, Pioneer’s Chief Executive Officer and Hajime Ishizuka, Pioneer’s Chief Financial Officer. Pioneer’s disclosure and controls and procedures are designed to provide reasonable assurance of achieving its objectives. Managerial judgment was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Mr. Sudo and Mr. Ishizuka have concluded that Pioneer’s disclosure controls and procedures are effective at the reasonable assurance level.
There have been no changes in Pioneer internal control over financial reporting during fiscal period ended March 31, 2006 that have materially affected, or are reasonably likely to materially affect, Pioneer’s internal control over financial reporting.

Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
Pioneer maintains a corporate auditor system, in accordance with the Company Law of Japan. Pioneer’s Board of Corporate Auditors is comprised of three Corporate Auditors, two of whom are outside Corporate Auditors. Each Corporate Auditor has been appointed at its shareholders’ meetings and has certain statutory powers under the Company Law, including auditing the business affairs and accounts of Pioneer.
Pioneer’s Board of Corporate Auditors has determined that it does not have an audit committee financial expert serving on the Board of Corporate Auditors. The qualifications for, and powers of, the Corporate Auditor specified in the Company Law are different from those anticipated for audit committee financial expert. Corporate Auditors have the authority to be given reports from a certified public accountant or an accounting firm concerning audits, including technical accounting matters. At the same time, each Corporate Auditor has the authority to consult internal and external experts on accounting matters. Pioneer’s Board of Corporate Auditors has confirmed that each Corporate Auditor should fulfill the requirements under Japanese laws and regulations and otherwise follow Japanese corporate governance practices. In addition, its Board of Corporate Auditors has a former General Manager of Accounting Division of Pioneer, Mr. Makoto Koshiba, as a full time Corporate Auditor, and a certified public accountant of Japan, Mr. Isao Moriya, as an outside Corporate Auditor. Accordingly, it is not necessarily fundamental for Pioneer to nominate as Corporate Auditor a person who meets the definition of audit committee financial experts. Although Pioneer does not have an audit committee financial expert on its Board of Corporate Auditors, Pioneer believes that Pioneer’s current corporate governance system, taken as a whole, including the Corporate Auditors’ ability to consult internal and external experts, is functionally equivalent to a system having an audit committee financial expert on its Board of Corporate Auditors.
Item 16B. Code of Ethics
We have adopted the Pioneer Group Code of Conduct (the “Code of Conduct”) for all officers and employees of the Pioneer Group. The Code of Conduct is publicly available on our website at http://pioneer.jp. If we make any substantive amendments to the Code of Conduct or grant any waivers, including any implicit waiver, from a provision of this code to our chief executive officer, principal financial officer or corporate controller, we will disclose the nature of such amendment or waiver on our website.

Item 16C. Principal Accountant Fees and Services
Aggregate fees billed to the Company for the fiscal years ended March 31, 2005 and 2006 by our principal accounting firm, Deloitte Touche Tohmatsu (a Japanese member firm of Deloitte Touche Tohmatsu, Swiss Verein), the other member firms of Deloitte Touche Tohmatsu (Swiss Verein), and their respective affiliates (collectively, “Deloitte Touche Tohmatsu”), were as follows.

	Year ended March 31
	2005	2006
	(In millions of yen)
Audit Fees (1)	¥343	¥417
Audit-Related Fees (2)	48	96
Tax Fees (3)	58	74
All Other Fees (4)	42	46

Total	¥491	¥633

(1)	Includes fees for the audit of our annual financial statements included in our Form 20-F and for services provided in connection with statutory and regulatory filings or engagements. This also includes fees billed for issuance of comfort letters and consent letters.

(2)	Includes fees for assurance and related services that are performed by the independent accountant which include employee benefit plan audits, accounting consultations and audits in connection with internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

(3)	Includes fees for services related to tax compliance, including the preparation of tax returns and claims for refund, tax planning and tax advice.

(4)	Includes fees for other than the services reported in paragraphs (1) through (3).
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

None of the services provided by the auditor in fiscal 2005 and 2006 were waived from the pre-approval requirement pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
Item 16D. Exemptions from the Listing Standards for Audit Committees
          Not applicable
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets forth the information with respect to any purchase made by Pioneer of its common stock during fiscal 2006 ended March 31, 2006.

			(c) Total Number	(d) Maximum
			of Shares	Number of
			Purchased as	Shares that May
	(a) Total		Part of Publicly	Yet Be
	Number of	(b) Average	Announced	Purchased Under
	Shares	Price Paid per	Plans or	the Plans or
Period	Purchased	Share	Programs	Programs
April 1 to April 30, 2005	287	¥1,909.01	—	—
May 1 to May 31, 2005	208	¥1,759.39	—	—
June 1 to June 30, 2005	241	¥1,702.98	—	—
July 1 to July 31, 2005	982	¥1,651.51	—	—
August 1 to August 31, 2005	1,142	¥1,695.36	—	—
September 1 to September 30, 2005	638	¥1,716.43	—	—
October 1 to October 31, 2005	442	¥1,637.51	—	—
November 1 to November 30, 2005	678	¥1,542.05	—	—
December 1 to December 31, 2005	798	¥1,646.15	—	—
January 1 to January 31, 2006	625	¥1,596.48	—	—
February 1 to February 28, 2006	592	¥1,789.29	—	—
March 1 to March 31, 2006	559	¥1,832.59	—	—

Total	7,192	¥1,688.21	—	—

Note:	A holder of shares constituting less than one unit may require Pioneer to purchase such shares at their market value in accordance with the provision of the Share Handling Regulations of Pioneer, under the Company Law of Japan. All purchases in the above table were made in accordance with such requests.

PART III
Item 17. Financial Statements
     See Consolidated Financial Statements. Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.
Item 18. Financial Statements
     We have responded to Item 17 in lieu of responding to this Item.
Item 19. Exhibits

Exhibits
1.01	The Articles of Incorporation, as amended and currently in effect (English translation)

1.02	Regulations of the Board of Directors, as amended and currently in effect (English translation)

2.01	Share Handling Regulations, as amended and currently in effect (English translation)

12.01	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.02	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.01	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PIONEER CORPORATION (Registrant)
Date: July 7, 2006	By	/s/ Hajime Ishizuka
Hajime Ishizuka
Chief Financial Officer

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Pioneer Corporation:
We have audited the accompanying consolidated balance sheets of Pioneer Corporation and subsidiaries as of March 31, 2005 and 2006, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2006 (all expressed in Japanese yen). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, except for the omission of segment information disclosures, such consolidated financial statements present fairly, in all material respects, the financial position of Pioneer Corporation and subsidiaries as of March 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/ Deloitte Touche Tohmatsu
Deloitte Touche Tohmatsu
Tokyo, Japan
June 29, 2006

Consolidated Balance Sheets
Pioneer Corporation and Subsidiaries
March 31

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 1)
Assets	2005	2006	2006

Current assets:
Cash and cash equivalents—
Cash, including time deposits of ¥48,211 million— $412,060 thousand (¥52,275 million in 2005)	¥116,681	¥121,680	$1,040,000
Trade receivables—
Notes	2,516	1,729	14,778
Accounts (Note 6)	132,110	108,893	930,709
Allowance for doubtful notes and accounts (Note 23)	(2,450)	(3,059)	(26,145)
Inventories (Note 7)	109,015	104,226	890,820
Deferred income taxes (Note 13)	25,519	27,802	237,624
Assets held for sale (Note 4)	—	25,577	218,607
Prepaid expenses and other current assets	43,505	41,824	357,470

Total current assets	426,896	428,672	3,663,863

Investments and long-term receivables:
Available-for-sale securities (Note 5)	22,268	24,733	211,393
Investments in and advances to affiliated companies (Note 8)	2,987	1,705	14,573
Sundry investments (Notes 5 and 21)	3,388	3,189	27,257
Long-term receivables, less allowance for doubtful accounts of ¥106 million—$906 thousand (¥160 million in 2005) (Note 23)	185	145	1,239

Total investments and long-term receivables	28,828	29,772	254,462

Property, plant and equipment (Note 10 and 11):
Land	32,965	30,611	261,633
Buildings	136,372	119,312	1,019,761
Machinery and equipment	293,359	243,811	2,083,855
Construction in progress	1,056	1,999	17,085

Total	463,752	395,733	3,382,334
Accumulated depreciation	(253,607)	(235,502)	(2,012,838)

Net property, plant and equipment	210,145	160,231	1,369,496

Other assets:
Intangible assets (Note 9)	24,052	20,576	175,863
Deferred income taxes (Note 13)	25,420	28,933	247,291
Other	9,826	9,862	84,290

Total other assets	59,298	59,371	507,444

Total assets	¥725,167	¥678,046	$5,795,265

See notes to consolidated financial statements.

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 1)
Liabilities and Shareholders’ Equity	2005	2006	2006

Current liabilities:
Short-term borrowings (Note 11)	¥33,152	¥23,205	$198,333
Current portion of long-term debt (Note 11)	19,276	7,165	61,239
Trade payables	96,335	102,082	872,496
Accrued liabilities—
Taxes on income	4,938	6,987	59,718
Payroll	17,203	16,640	142,222
Royalty	14,811	17,579	150,248
Other	36,843	56,656	484,239
Warranty reserve (Note 23)	5,722	6,603	56,436
Dividends payable	2,180	436	3,727
Liabilities held for sale (Note 4)	—	17,863	152,675
Other current liabilities	20,710	17,076	145,949

Total current liabilities	251,170	272,292	2,327,282

Long-term liabilities:
Long-term debt (Note 11)	81,219	92,970	794,615
Accrued pension and severance cost (Note 12)	40,022	23,475	200,641
Deferred income taxes (Note 13)	1,630	1,718	14,684
Other long-term liabilities	719	232	1,983

Total long-term liabilities	123,590	118,395	1,011,923

Commitments and contingent liabilities (Note 24)

Minority interests	18,168	14,109	120,590

Shareholders’ equity (Note 14):
Common stock, no par value
Authorized— 400,000,000 shares
Issued—180,063,836 shares—2005 and 2006	49,049	49,049	419,222
Capital surplus	82,735	82,910	708,632
Retained earnings	260,556	173,826	1,485,692
Accumulated other comprehensive loss (Note 16)	(47,669)	(20,092)	(171,726)
Treasury stock at cost, 5,635,190 shares—2005 and 5,641,946 shares—2006	(12,432)	(12,443)	(106,350)

Total shareholders’ equity	332,239	273,250	2,335,470

Total liabilities and shareholders’ equity	¥725,167	¥678,046	$5,795,265

See notes to consolidated financial statements.

Consolidated Statements of Operations
Pioneer Corporation and Subsidiaries
Years ended March 31

				Thousands of
				U.S. Dollars
		Millions of Yen		(Note 1)
	2004	2005	2006	2006

Revenues:
Operating revenue:
Net sales	¥672,928	¥700,805	¥746,424	$6,379,692
Royalty revenue	11,821	10,237	8,540	72,991

Total operating revenue	684,749	711,042	754,964	6,452,683
Interest income	1,420	1,929	2,658	22,718
Other income (Notes 5 and 18)	479	3,424	6,789	58,026

Total revenues	686,648	716,395	764,411	6,533,427

Cost and expenses:
Cost of sales (Note 12)	473,972	564,457	593,238	5,070,410
Selling, general and administrative expenses (Note 12)	164,951	194,591	178,135	1,522,522
Subsidy from the government (Note 12)	—	(48,697)	—	—
Interest expense	2,154	1,741	1,479	12,641
Loss on sale and disposal of fixed assets	3,454	34	2,704	23,111
Other deductions (Notes 10, 17 and 18)	1,589	6,336	60,020	512,991

Total cost and expenses	646,120	718,462	835,576	7,141,675

Income (loss) from continuing operations before income taxes	40,528	(2,067)	(71,165)	(608,248)
Income taxes (Note 13):
Current	17,118	7,169	8,074	69,009
Deferred	1,051	(2,882)	(12,734)	(108,838)

Total income taxes	18,169	4,287	(4,660)	(39,829)

Income (loss) from continuing operations before minority interest and equity in losses	22,359	(6,354)	(66,505)	(568,419)
Minority interest in losses (earnings) of subsidiaries	(651)	(690)	4,774	40,804
Equity in losses of affiliated companies (Note 8)	(2,244)	(3,068)	(24,027)	(205,359)

Income (loss) from continuing operations	19,464	(10,112)	(85,758)	(732,974)
Income from discontinued operations, net of tax (Note 4)	5,374	1,323	772	6,598

Net income (loss)	¥24,838	¥(8,789)	¥(84,986)	$(726,376)

	Yen			U.S. Dollars
	2004	2005	2006	2006

Per share of common stock (Note 22):
Basic:
Continuing operations	¥110.95	¥(57.65)	¥(491.66)	$(4.20)
Discontinued operations	30.63	7.54	4.43	0.04

Net income (loss)	¥141.58	¥(50.11)	¥(487.23)	$(4.16)

Diluted:
Continuing operations	¥110.09	¥(57.65)	¥(491.66)	$(4.20)
Discontinued operations	30.43	7.54	4.43	0.04

Net income (loss)	¥140.52	¥(50.11)	¥(487.23)	$(4.16)

See notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity
Pioneer Corporation and Subsidiaries
Years ended March 31

		Millions of Yen
	Number of				Accumulated
	Shares				Other		Total
	Issued	Common	Capital	Retained	Comprehensive	Treasury	Shareholders’
	(Thousands)	Stock	Surplus	Earnings	Loss	Stock	Equity

Balance at March 31, 2003	180,064	¥49,049	¥82,159	¥253,266	¥(55,629)	¥(10,452)	¥318,393
Comprehensive income (loss):
Net income				24,838			24,838
Other comprehensive loss (Note 16)					(6,200)		(6,200)

Comprehensive income							18,638
Value ascribed to stock options (Note 15)			305				305
Purchase of treasury stock (Note 14)						(14)	(14)
Sales of treasury stock						2	2
Cash dividends (¥25.00 per share)				(4,386)			(4,386)

Balance at March 31, 2004	180,064	49,049	82,464	273,718	(61,829)	(10,464)	332,938
Comprehensive income (loss):
Net loss				(8,789)			(8,789)
Other comprehensive income (Note 16)					14,160		14,160

Comprehensive income							5,371
Value ascribed to stock options (Note 15)			270				270
Purchase of treasury stock (Note 14)						(1,979)	(1,979)
Sales of treasury stock			1			11	12
Cash dividends (¥25.00 per share)				(4,373)			(4,373)

Balance at March 31, 2005	180,064	49,049	82,735	260,556	(47,669)	(12,432)	332,239
Comprehensive income (loss):
Net loss				(84,986)			(84,986)
Other comprehensive income (Note 16)					27,577		27,577

Comprehensive loss							(57,409)
Value ascribed to stock options (Note 15)			175				175
Purchase of treasury stock (Note 14)						(12)	(12)
Sales of treasury stock						1	1
Cash dividends (¥10.00 per share)				(1,744)			(1,744)

Balance at March 31, 2006	180,064	¥49,049	¥82,910	¥173,826	¥(20,092)	¥(12,443)	¥273,250

		Thousands of U.S. Dollars (Note 1)
					Accumulated
					Other		Total
		Common	Capital	Retained	Comprehensive	Treasury	Shareholders’
		Stock	Surplus	Earnings	Loss	Stock	Equity

Balance at March 31, 2005		$419,222	$707,137	$2,226,974	$(407,427)	$(106,256)	$2,839,650
Comprehensive income (loss):
Net loss				(726,376)			(726,376)
Other comprehensive income (Note 16)					235,701		235,701

Comprehensive loss							(490,675)
Value ascribed to stock options (Note 15)			1,495				1,495
Purchase of treasury stock (Note 14)						(103)	(103)
Sales of treasury stock						9	9
Cash dividends ($0.09 per share)				(14,906)			(14,906)

Balance at March 31, 2006		$419,222	$708,632	$1,485,692	$(171,726)	$(106,350)	$2,335,470

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Pioneer Corporation and Subsidiaries
Years ended March 31

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)
	2004	2005	2006	2006

Operating activities:
Net income (loss)	¥24,838	¥(8,789)	¥(84,986)	$(726,376)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	41,047	46,990	46,703	399,171
Minority interest in (losses) earnings of subsidiaries	654	692	(4,773)	(40,795)
Equity in losses of affiliated companies, less dividends	2,248	3,072	24,031	205,393
Deferred income taxes	758	(2,846)	(13,056)	(111,590)
Provision for pension and severance cost, less payments	3,579	2,463	(2,862)	(24,462)
Loss on sale and disposal of fixed assets	3,464	40	2,704	23,111
Impairment of long-lived assets	—	4,460	41,422	354,034
Write-down of available-for-sale securities and sundry investments	245	51	133	1,137
Gains on sale of available-for-sale securities and sundry investments, net	(37)	(2,309)	(5,673)	(48,487)
Gain on sale of discontinued operations	(1,825)	—	(434)	(3,709)
Stock-based compensation expenses	305	270	175	1,495
Decrease (increase) in trade notes and accounts receivable	(7,797)	(12,322)	19,329	165,205
Decrease (increase) in inventories	(20,724)	6,317	9,530	81,453
Increase in prepaid expenses and other current assets	(12,688)	(5,051)	(7,898)	(67,504)
Increase in trade payables	18,289	4,405	13,941	119,154
Increase (decrease) in accrued taxes on income	3,559	(4,473)	2,069	17,684
Increase (decrease) in other accrued liabilities	7,530	(5,898)	22,045	188,419
Other	(3,067)	(7,126)	5,929	50,676

Net cash provided by operating activities	60,378	19,946	68,329	584,009

Investing activities:
Payment for purchase of fixed assets	(57,978)	(63,866)	(40,325)	(344,658)
Payment for purchase of investment securities	(595)	(510)	(6)	(51)
Payment for purchase of available-for-sale securities	(53)	—	(1)	(9)
Payment for purchase of a subsidiary, net of cash acquired	—	(34,015)	—	—
Payment for other assets	(953)	(1,252)	(578)	(4,940)
Proceeds from sale of fixed assets	1,458	2,184	3,049	26,060
Proceeds from sale of discontinued operations	4,897	—	754	6,444
Proceeds from sale of investment securities	53	12	282	2,410
Proceeds from sale of available-for-sale securities	156	3,091	7,068	60,410
Other	261	840	(2)	(16)

Net cash used in investing activities	(52,754)	(93,516)	(29,759)	(254,350)

Financing activities:
Proceeds from issuance of convertible bonds (net of issuance cost ¥1,586 million)	60,514	—	—	—
Payment of long-term debt	(934)	(6,246)	(26,123)	(223,274)
Increase (decrease) in short-term borrowings	(3,509)	9,025	(8,616)	(73,641)
Purchase of treasury stock (Note 14)	(14)	(1,979)	(12)	(103)
Proceeds from sale of treasury stock	2	12	1	9
Dividends paid	(3,947)	(4,386)	(3,499)	(29,906)
Dividends paid to minority interests	(285)	(445)	(302)	(2,581)

Net cash provided by (used in) financing activities	51,827	(4,019)	(38,551)	(329,496)

Effect of exchange rate changes on cash and cash equivalents	(9,512)	1,851	4,980	42,563

Net increase (decrease) in cash and cash equivalents	49,939	(75,738)	4,999	42,726
Cash and cash equivalents, beginning of year	142,480	192,419	116,681	997,274

Cash and cash equivalents, end of year	¥192,419	¥116,681	¥121,680	$1,040,000

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Pioneer Corporation and Subsidiaries
1. Basis of presentation and significant accounting policies:
1) Basis of Presentation
Basis of Financial Statements—
The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which Pioneer Corporation (Pioneer Kabushiki Kaisha) (the “parent company”) is incorporated. The translation of Japanese yen amounts into U.S. dollar amounts for the year ended March 31, 2006 is included solely for the convenience of readers outside Japan and has been made at the rate of ¥117 to U.S.$1.00, the approximate rate of exchange prevailing at the Tokyo Foreign Exchange Market at March 31, 2006. Such translation should not be construed as a representation that Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.
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
     Foreign currency assets and liabilities are translated at year-end exchange rates and resulting exchange gains and losses are recognized in earnings currently.
Revenue Recognition—
Sales are generally recorded when merchandise is shipped or delivered to customers. Recognition of sales occurs when the title and risks and rewards of ownership are transferred to customers based on sales contracts. In certain cases, terms of the contract require the product to pass customer inspection after delivery and the Company records the sale upon satisfactory customer acceptance. Royalty revenue, which is based on actual amounts produced or sold by the licensee, is recognized when either a royalty report or payment is received from the licensee, whichever is earlier. Until such time, this revenue is not considered to have met the recognition criterion of being fixed or determinable, nor is collectibility reasonably assured. The Company normally does not accept returns except for warranty issues, noncompliance with purchase order specifications and returns from end-users to certain dealers. The financial impact of the future returns are estimated and reserved based on historical experience.
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
Goodwill and Other Intangible Assets—
Under SFAS No. 142, “Goodwill and Other Intangible Assets,” acquired goodwill and other intangible assets that are determined to have an indefinite life are no longer amortized. Instead, the carrying values of these assets are reviewed for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets that are determined to have a definite life are amortized over their estimated useful lives. At March 31, 2006, the Company had no goodwill. Amortization of intangible assets with definite lives is computed using the straight-line method with no residual value. The cost of patents is amortized principally over seven years and software is amortized principally over two to five years.
Long-Lived Assets—
Under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. For the purpose of assessment of an impairment loss, the Company groups long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When the sum of expected future cash flows is less than the carrying amount of the asset group, an impairment loss is recognized. Such impairment loss is measured as the amount by which the carrying amount of the asset group exceeds the fair value of the asset group.
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
Shipping and Handling Charges—
Shipping and handling costs totaled ¥11,151 million, ¥12,502 million and ¥16,512 million ($141,128 thousand) for the years ended March 31, 2004, 2005 and 2006, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.
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
Derivatives—
Derivative financial instruments utilized by the Company are comprised principally of forward exchange contracts, currency options and currency swaps. Forward exchange contracts and currency options, the majority of which mature within six months, and currency swaps, which mature from 2006 to 2008, are utilized to hedge exposures to foreign exchange risk and interest risk. The Company does not hold or issue derivative financial instruments for trading purposes.
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
     Forward exchange contracts and currency swaps are utilized to hedge certain foreign currency and interest rate exposures. However, none of these derivatives were designated as hedging instruments under SFAS No. 133 at March 31, 2004, 2005 and 2006. Unrealized gains and losses on such instruments are recognized currently in earnings.
Reclassifications—
Certain reclassifications have been made to prior year amounts to conform to the current year presentation. In 2006, the cash flows attributable to the operating, investing and financing activities of the discontinued operations were not presented separately from the cash flows attributable to such activities of the continuing operations. In prior periods, the cash flows attributable to such activities of continuing operations were reported separately from the cash flows of discontinued operations.
New Accounting Standards—
In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies the language used in Accounting Research Bulletin No. 43 with respect to accounting for abnormal amounts of idle facility expenses, freight, handling costs and spoilage. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005, and is required to be adopted by the Company effective April 1, 2006. The adoption of this standard is not expected to have any material impact on the Company’s consolidated statements of operations or financial position.
     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29,” which will become effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Accounting Principles Board (“APB”) Opinion No. 29 generally requires that exchanges of nonmonetary assets be measured based on fair value of the assets exchanged but provided an exception for nonmonetary exchanges of similar productive assets, which did not result in a change in carrying value for the new asset acquired even if the cash flows resulting from the exchange would change significantly. SFAS No. 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Nonmonetary exchanges lack commercial substance if the cash flows to the entity will not change significantly as a result of the exchange. The adoption of this standard is not expected to have any material impact on the Company’s consolidated statements of operations or financial position.
     In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” or SFAS No. 123R. SFAS No. 123R supersedes APB Opinion No. 25, which requires recognition of an expense when goods or services are provided, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25, and allowed under the original provisions of SFAS No. 123. SFAS No. 123R is effective at the beginning of the first interim and annual reporting period beginning after June 15, 2005. The adoption of this standard is not expected to have any material impact on the Company’s consolidated statements of operations or financial position because the Company accounts for its stock-based compensation agreements using the fair value based method, not the intrinsic value method prescribed by APB Opinion No. 25.
     In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 replaces APB Opinion No. 20,

“Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle. SFAS No. 154 also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have any material impact on the Company’s consolidated statements of operations or financial position.
     In June 2005, the FASB staff issued FASB Staff Position (“FSP”) FAS 143-1, “Accounting for Electronic Equipment Waste Obligations” (“FSP 143-1”). FSP 143-1 provides guidance on the accounting for certain obligations associated with the Waste Electrical and Electronic Equipment Directive (the “Directive”) adopted by the European Union (“EU”). Under the Directive, the waste management obligation for historical equipment (products put on the market on or prior to August 13, 2005) remains with the commercial user until the customer replaces the equipment. FSP 143-1 is required to be applied to the later of the first reporting period ending after June 8, 2005, or the date of the Directive’s adoption into law by the applicable EU-member countries. The Company adopted FSP 143-1 during the year ended March 31, 2006 and has determined that its effect did not have a material impact on its consolidated results of operations and financial position.
     In November 2005, the FASB staff issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”), which effectively replaces EITF Issue No. 03-1. FSP 115-1 contains a three-step model for evaluating impairments and carries forward the disclosure requirements in EITF Issue No. 03-1 pertaining to securities in an unrealized loss position is considered impaired; an evaluation is made to determine whether the impairment is other-than-temporary; and, if an impairment is considered other-than-temporary, a realized loss is recognized to write the security’s cost or amortized cost basis down to fair value. FSP 115-1 references existing other-than-temporary impairment guidance for determining when impairment is other-than-temporary and clarifies that subsequent to the recognition of an other-than-temporary impairment loss for debt securities, an investor shall account for the security using the constant effective yield method. FSP 115-1 is effective for reporting periods beginning after December 15, 2005, with earlier application permitted. The adoption of this standard is not expected to have any material impact on the Company’s consolidated statements of operations or financial position.
     In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. Specifically, SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have any material impact on the Company’s consolidated statements of operations or financial position.
     In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets.” SFAS No. 156 was issued to simplify the accounting for servicing assets and servicing liabilities and reduce the volatility that results from the use of different measurement attributes for servicing rights and the related financial instruments used to hedge risks associated with those servicing rights. SFAS No. 156 clarifies when to separately account for servicing rights, requires separately recognized servicing rights to be initially measured at fair value, and provides the option to subsequently account for those servicing rights at either fair value or under the amortization method previously required under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS No. 156 is effective for fiscal years beginning after September 15, 2006. The adoption of this standard is not expected to have any material impact on the Company’s consolidated statements of operations or financial position.
2. Supplemental cash flow information:
Selected cash payments and noncash activities for the years ended March 31, 2004, 2005 and 2006 were as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2004	2005	2006	2006

Cash payment for interest	¥2,458	¥2,038	¥1,652	$14,120
Cash payment for income taxes	14,260	17,195	9,039	77,256
Noncash investing activities:
Acquisition of a subsidiary:
Fair value of assets, net of cash acquired	—	60,736	—	—
Liability assumed including capital lease obligation of ¥12,882 million	—	(26,721)	—	—

Payment for acquisition of a subsidiary, net of cash acquired	—	34,015	—	—

Sales of discontinued operations:
Transferred assets	14,932	—	1,527	13,051
Transferred liabilities	(11,823)	—	(1,080)	(9,231)
Foreign currency translation adjustments	(37)	—	(127)	(1,085)
Gain on sales	1,825	—	434	3,709

Cash received—net	4,897	—	754	6,444
Noncash financing activities:
Assumption of long-term debts from an affiliated company	—	—	25,357	216,726

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
     In connection with this acquisition, ¥6,937 million was assigned to intangible asset of patents subject to amortization with an amortization period of seven years which is based on legal provisions that may limit the useful life.

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

	Unaudited
	Millions of Yen
	2004	2005

Revenues	¥736,697	¥731,563
Net income (loss)	17,332	(19,002)

	Yen
	2004	2005

Net income (loss) per share:
Basic	¥98.80	¥(108.34)
Diluted	98.02	(108.34)

4. Discontinued operations:
In accordance with SFAS No. 144, the Company presented the results of discontinued operations (including operations of subsidiaries that either have been disposed of or are classified as held for sale) as a separate line item in the consolidated statements of operations under “Income from discontinued operations, net of tax.” The cash flows attributable to the operating, investing and financing activities of the discontinued operations were not presented separately from the cash flows attributable to activities of the continuing operations.
     The discontinued operations for the year ended March 31, 2004 were as follows:
Pioneer LDC, Inc. and Pioneer Entertainment (USA) Inc.—
In order to improve management efficiency by concentrating resources in strategic business, the Company reached an agreement to sell 100% of its shares in two of its wholly-owned subsidiaries, Pioneer LDC, Inc. and Pioneer Entertainment (USA) Inc., to Dentsu Inc., Japan’s largest comprehensive advertising agency. These subsidiaries were engaged in the audio/video software businesses in Tokyo, Japan and in California, the United States of America, respectively. The transfers of 100% of the shares of Pioneer LDC, Inc. and 90% of the shares of Pioneer Entertainment (USA) Inc. owned by the Company were completed in the year ended March 31, 2004. The remaining shares of Pioneer Entertainment (USA) Inc. are expected to be transferred to Dentsu Inc. during the year ending March 31, 2007.

Q-Tec, Inc.—
In March 2004, Q-Tec, Inc., which had been a 99.26% owned subsidiary of the Company, became an independent company through a management buyout after acquiring all of the shares owned by the Company, with a business alliance of Vision Capital Corporation and Memory-Tech Corporation.
     Summarized selected financial information for the year ended March 31, 2004 for the discontinued operations reclassified during the year ended March 31, 2004 was as follows:

Millions of Yen
2004

Revenues	¥16,664
Cost and expenses	16,324

Income before income taxes	340
Gain on sales of discontinued operations	1,825
Income taxes benefit	2,310

Income from discontinued operations	¥4,475

     The discontinued operations for the year ended March 31, 2006 were as follows:
Pioneer Digital Technologies, Inc.—
During the year ended March 31, 2006, the Company decided to sell 100% of its shares in Pioneer Digital Technologies, Inc. through a management buyout. Pioneer Digital Technologies, Inc. was a wholly-owned subsidiary which was engaged in development of operating software for cable TV set-top boxes in the United States. The Company sold the shares for a cash consideration of ¥754 million ($6,444 thousand) and recognized a gain on the sale of ¥282 million ($2,410 thousand), net of taxes, in the year ended March 31, 2006. The Company has no continuing involvement with Pioneer Digital Technologies, Inc.
Pioneer Precision Machinery Corporation and its subsidiaries—
In order to improve management efficiency by concentrating resources in strategic business, on March 31, 2006, the Company reached a preliminary agreement with OMRON Corporation on the transfer to OMRON of the Company’s entire shares of Pioneer Precision Machinery Corporation, a 99.5% owned subsidiary of the Company, which was engaged in manufacturing and marketing of high-precision parts for electronic equipment.
     Assets and liabilities of Pioneer Precision Machinery Corporation and its subsidiaries have been classified as held for sale at March 31, 2006. In accordance with SFAS No. 144, assets held for sale of Pioneer Precision Machinery Corporation and its subsidiaries were recorded at the lower of their carrying amount or fair value less costs to sell and no impairment adjustment was necessary.

     The major classes of assets and liabilities included in the consolidated balance sheet at March 31, 2006 relating to assets and liabilities held for sale of Pioneer Precision Machinery Corporation and its subsidiaries were as follows:

		Thousands of
	Millions of Yen	U.S. Dollars
	2006	2006

Current assets held for sale:
Trade receivables	¥10,421	$89,068
Inventories	1,569	13,410
Other current assets	10,775	92,094
Property, plant and equipment	2,258	19,299
Other assets	554	4,736

Total	¥25,577	$218,607

Current liabilities held for sale:
Trade payables	¥10,673	$91,222
Accrued liabilities	1,129	9,650
Other current liabilities	4,629	39,564
Other long-term liabilities	1,432	12,239

Total	¥17,863	$152,675

     Summarized selected financial information for the years ended March 31, 2004, 2005 and 2006 for the discontinued operations reclassified during the year ended March 31, 2006 was as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2004	2005	2006	2006

Revenues	¥16,161	¥22,598	¥30,282	$258,821
Cost and expenses	14,844	20,720	29,462	251,812

Income before income taxes	1,317	1,878	820	7,009
Gain on sales of discontinued operations	—	—	434	3,709
Income taxes	418	555	482	4,120

Income from discontinued operations	¥899	¥1,323	¥772	$6,598

5. Available-for-sale securities and sundry investments:
Cost, gross unrealized holding gains, gross unrealized holding losses and the aggregate fair value of available-for-sale securities at March 31, 2005 and 2006 were as follows:

	Millions of Yen
	2005				2006
		Gross	Gross			Gross	Gross
		Unrealized	Unrealized			Unrealized	Unrealized
		Holding	Holding	Aggregate		Holding	Holding	Aggregate
	Cost	Gains	Losses	Fair Value	Cost	Gains	Losses	Fair Value

Marketable equity securities:
Non-current	¥5,734	¥16,438	¥2	¥22,170	¥4,627	¥19,982	—	¥24,609
Marketable debt securities:
Non-current	94	4	—	98	94	30	—	124

Total	¥5,828	¥16,442	¥2	¥22,268	¥4,721	¥20,012	—	¥24,733

	Thousands of U.S. Dollars
	2006
		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding	Aggregate
	Cost	Gains	Losses	Fair Value

Marketable equity securities:
Non-current	$39,547	$170,786	—	$210,333
Marketable debt securities:
Non-current	803	257	—	1,060

Total	$40,350	$171,043	—	$211,393

     At March 31, 2006, the fair values of marketable debt securities by contractual maturities for securities classified as available-for-sale due in one year through five years were ¥124 million ($1,060 thousand).
     Gross realized gain on available-for-sale securities for the years ended March 31, 2004, 2005 and 2006 were ¥43 million, ¥2,300 million and ¥5,626 million ($48,085 thousand), respectively. Gross realized losses for the years ended March 31, 2004 and 2005 were ¥6 million, ¥1 million, respectively. There was no gross realized loss on available-for-sale securities recorded for the year ended March 31, 2006. The Company owns marketable equity securities of customers and financial institutions for the purpose of maintaining long-term relationships, whose share prices are highly volatile. For the years ended March 31, 2004 and 2005, losses on other than temporary impairment of marketable equity securities were ¥27 million, ¥3 million, respectively. There was no loss on other than temporary impairment of marketable equity securities recorded for the year ended March 31, 2006. For the year ended March 31, 2005, a loss on other-than-temporary impairment of marketable debt securities was ¥3 million. There was no loss on other than temporary impairment of marketable debt securities recorded for the years ended March 31, 2004 and 2006.
     Sundry investments consist of non-marketable equity securities and memberships. The aggregate cost of the Company’s non-marketable equity securities totaled ¥2,977 million and ¥2,793 million ($23,872 thousand) at March 31, 2005 and 2006, respectively. Investments with an aggregate cost of ¥2,970 million and ¥2,690 million ($22,991 thousand) were not evaluated for impairment because (a) it was not practicable to estimate the fair value and (b) the Company did not identify any events or changes in circumstances that may have had significant adverse effect on the fair value of those investments.

6. Accounts receivable securitization programs:
In the United States of America, the Company has established PUSA Receivables Funding Corporation, Inc., a wholly owned bankruptcy remote-special purpose entity and set up an accounts receivable securitization program of eligible trade accounts receivable. A bankruptcy-remote subsidiary is a company that has been structured to make it highly unlikely that it would be drawn into a bankruptcy of the Company, or any of its subsidiaries. Through this program, the Company can securitize and sell, without recourse, on a revolving basis, an undivided interest up to $100,000 thousand in that pool of receivables to third party conduits owned by a bank. The value assigned to undivided interests retained in securitized trade receivables is based on the relative fair values of the interest retained and sold in the securitization. The Company has assumed that the fair value of the retained interest is equivalent to its carrying value as the receivables are short-term in nature and high quality. These securitization transactions are accounted for as sales in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” because the Company has surrendered control over the receivables.
     The Company sold a total of ¥9,706 million ($82,957 thousand) of receivables under this program for the year ended March 31, 2006. The Company’s subordinated net retained interest in accounts receivable for securitization and recorded, as a component of accounts receivable, was ¥5,268 million ($45,026 thousand) at March 31, 2006. The Company recognized a loss of ¥42 million ($359 thousand) on the securitization of receivables for the year ended March 31, 2006. The Company continues to service the sold receivables and is compensated at what we believe to be market rates. Accordingly, no servicing asset or liability has been recorded.
     In Japan, the Company set up several accounts receivable sales programs of eligible trade accounts receivable. Through these programs, the Company can sell receivables, without recourse, to financial institutions. These transactions are accounted for as sales in accordance with SFAS No. 140, because the Company has surrendered control over the receivables. The Company sold a total of ¥5,636 million ($48,171 thousand) of receivable under this program for the year ended March 31, 2006. Losses from these transactions were ¥24 million ($205 thousand) for the year ended March 31, 2006. Although the Company continues servicing the sold receivables, no servicing liabilities are recorded because costs for collection of the sold receivables are immaterial.
7. Inventories:
Inventories at March 31, 2005 and 2006 comprise the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2005	2006	2006

Finished products	¥52,807	¥48,622	$415,572
Work in process	26,330	27,175	232,265
Materials and supplies	29,878	28,429	242,983

Total	¥109,015	¥104,226	$890,820

8. Investments in and advances to affiliated companies:
Investments in and advances to affiliated companies principally represent the Company’s equity in the underlying assets of 20% to 50% owned companies. Dividends received from companies accounted for by the equity method of accounting were ¥4 million, ¥4 million and ¥4 million ($34 thousand), respectively, for the years ended March 31, 2004, 2005 and 2006.
     Retained earnings include the parent company’s and its consolidated subsidiaries’ equity in undistributed earnings of 20% to 50% owned companies accounted for by the equity method of accounting in the amount of ¥329 million and ¥339 million ($2,897 thousand) at March 31, 2005 and 2006, respectively.
     Summarized financial information of companies owned 20% to 50%, including ELDis, Inc. which was 47.5% owned by Tohoku Pioneer Corporation, a 67.1% owned subsidiary, and was liquidated in March, 2006 (See Note 17), accounted for by the equity method of accounting is as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2005	2006	2006

Current assets	¥8,427	¥2,528	$21,607
Property, plant and equipment	25,326	638	5,453
Other assets	403	210	1,795

Total assets	¥34,156	¥3,376	$28,855

Current liabilities	¥5,116	¥1,110	$9,487
Long-term liabilities	24,736	294	2,513
Shareholders’ equity	4,304	1,972	16,855

Total liabilities and shareholders’ equity	¥34,156	¥3,376	$28,855

				Thousands of
	Millions of Yen			U.S. Dollars
Years ended March 31	2004	2005	2006	2006

Net sales	¥8,408	¥9,229	¥6,974	$59,607
Gross profit (loss)	1,004	(1,932)	941	8,043
Net loss	5,023	5,801	24,720	211,282

9. Intangible assets:
Intangible assets subject to amortization acquired during the year ended March 31, 2006 totaled ¥9,223 million ($78,829 thousand) and primarily consisted of software of ¥8,941 million ($76,419 thousand) and patents of ¥29 million ($248 thousand). The weighted-average amortization periods for software, patents and total acquired during the year ended March 31, 2006 were 3.6 years, 12.6 years and 3.9 years, respectively.
     Intangible assets subject to amortization are comprised of the following:

					Thousands of
	Millions of Yen				U.S. Dollars
	2005		2006		2006
	Gross		Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization	Amount	Amortization

Software	¥34,281	¥(19,595)	¥30,503	¥(17,164)	$260,709	$(146,701)
Patents	28,107	(20,538)	30,319	(24,593)	259,137	(210,197)
Other	2,737	(940)	2,588	(1,077)	22,120	(9,205)

Total	¥65,125	¥(41,073)	¥63,410	¥(42,834)	$541,966	$(366,103)

     The aggregate amortization expense for intangible assets for the years ended March 31, 2004, 2005 and 2006 was ¥6,109 million, ¥7,229 million and ¥8,662 million ($74,034 thousand), respectively. The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

		Thousands of
Years ending March 31	Millions of Yen	U.S. Dollars

2007	¥7,786	$66,547
2008	4,485	38,333
2009	3,109	26,573
2010	1,539	13,154
2011	827	7,068

10. Impairment losses of long-lived assets:
The Company recognized impairment losses of long-lived assets in accordance with the provisions of SFAS No. 144 during the years ended March 31, 2005 and 2006. Impairment losses are included in other deductions of cost and expenses in the consolidated statements of operations (See Note 18). See Note 17, “Restructuring plans” for the impairment losses of long-lived assets recognized in connection with the restructuring plans.
     The Company recognized impairment losses of long-lived assets in the aggregate of ¥4,460 million for the year ended March 31, 2005.
     For the year ended March 31, 2005, the Company reviewed PPD’s production facilities for impairment because of the unfavorable post-acquisition changes in market conditions for plasma displays. As a result of the review, an impairment loss of ¥3,396 million was recognized as the excess of the carrying value of the asset group over the estimated fair value of the asset group. Fair value was determined using the present value of estimated cash flows.
     The Company recognized impairment losses of long-lived assets in the aggregate of ¥41,422 million ($354,034 thousand) for the year ended March 31, 2006.
     During the year ended March 31, 2006, the Company reviewed the production facilities of plasma display (PPD’s production facilities and other) and DVD recorder related products for impairment because of significant decreases in gross profit margins for plasma display and DVD recorder related products due to a sharp decline in market prices. As a result of the review, an impairment loss of ¥31,915 million ($272,778 thousand) in plasma display and ¥8,950 million ($76,496 thousand) in DVD recorder related products were recognized as the excess of the carrying value of the asset group over the estimated fair value of the asset group. Fair value was determined using the present value of estimated cash flows.

11. Short-term borrowings and long-term debt:
Short-term borrowings at March 31, 2005 and 2006 comprise the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2005	2006	2006

Bank loans:
Weighted-average interest rate 1.25% at March 31, 2005 and 1.62% at March 31, 2006:
Uncollateralized	¥33,152	¥23,205	$198,333

     Long-term debt at March 31, 2005 and 2006 comprises the following:

			Thousands of
	Millions of Yen		U.S. Dollars
	2005	2006	2006

Loans, principally from banks, maturing serially through 2013 interest ranging from 2.90% to 3.06% at March 31, 2005 and from 0.95% to 2.90% at March 31, 2006:
Collateralized	¥1,960	¥4,916	$42,017
Uncollateralized	50	15,452	132,068
2.35% Uncollateralized bonds due 2005	15,000	—	—
2.80% Uncollateralized bonds due 2008	10,000	10,000	85,470
Zero coupon convertible bonds due 2011, including unamortized issue premium, ¥1,779 million at March 31, 2005 and ¥1,479 million ($12,641 thousand) at March 31, 2006 (effective annual rate 0.5%)	61,779	61,479	525,462
Long-term capital lease obligations, 1.25% to 3.26% at March 31, 2005 and 2006 due principally 2012	11,129	8,251	70,521
Industrial development U.S. dollar revenue bonds due 2005 with fluctuating interest rates (1.70% at March 31, 2005), subject to maximum rate of 15% in 2005 and other	577	37	316

Total	100,495	100,135	855,854
Less — Portion due within one year	19,276	7,165	61,239

Total	¥81,219	¥92,970	$794,615

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
     The parent company may redeem all, but not some of the Bonds, with advance irrevocable notice to bondholders in each case (1) if the closing price of common stock for each of the 30 consecutive trading days is at least 120% of the conversion price on or after March 4, 2007 and prior to maturity, or (2) if the laws or regulations of Japan having power to tax is changed, or (3) if a resolution is passed at the general meeting of shareholders of the parent company to become a wholly-owned subsidiary of another company.

     The stock acquisition right is also exercisable on or after March 19, 2004 if the parent company issues an irrevocable notice to bondholders for (2) or (3) above, or if a resolution passes at a general meeting of shareholders of the parent company (a) for any consolidation or amalgamation of the parent company with any company, or (b) for any split of parent company’s business, or (c) for the parent company to become a wholly-owned subsidiary of another company.
     The parent company will redeem the outstanding Bonds at 100% of their principal amount on March 4, 2011.
     Unused lines of credit for short-term financing at March 31, 2006 approximated ¥254,482 million ($2,175,060 thousand) of which ¥30,000 million ($256,410 thousand) relates to commercial paper programs. There were no unused commitments for long-term financing arrangements at March 31, 2006. There were no commitment fees.
     Land and buildings with a book value of ¥7,366 million ($62,957 thousand) were pledged as collateral for certain long-term loans of the Company at March 31, 2006.
     The aggregate annual maturities of long-term debt during the five years ending March 31, 2011 and thereafter are as follows:

		Thousands of
Years ending March 31	Millions of Yen	U.S. Dollars

2007	¥7,165	$61,239
2008	6,632	56,684
2009	13,694	117,043
2010	3,271	27,957
2011	3,267	27,923
2012 and thereafter	66,106	565,008

Total	¥100,135	$855,854

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

12. Pension plans and accrued severance cost:
The parent company and major domestic subsidiaries have non-contributory defined benefit pension plans which cover substantially all of their employees. The benefits are in the form of annuity payments and/or lump-sum payments and are based on sum of cumulative points. The points are accumulated based on years of service, job class and conditions under which termination occurs. The Company’s policy is to fund amounts required to maintain sufficient plan assets to provide for accrued benefits, subject to the limitation on deductibility imposed by the Japanese income tax laws.
     The Company also sponsors a domestic non-contributory defined-benefit Corporate Pension Fund (“CPF”) under the Defined Benefit Corporate Pension Law which covers substantially all of its Japanese employees. The benefits are based on sum of cumulative points; which are accumulated based on years of service, job class and conditions under which termination occurs.
     The Company had sponsored a domestic defined-benefit welfare pension plan (the “Welfare Pension Plan”) covering substantially all of its Japanese employees. The benefits under the Welfare Pension Plan were primarily based on years of service and the average compensation during years of service subject to governmental regulations. The Welfare Pension Plan consisted of a substitutional portion, which had been contributory and specified by the Japanese government’s welfare pension regulations, and a corporate portion representing a non-contributory plan established by the Company. Management considered that a substitutional portion of the Welfare Pension Plan, which was administered by a board of trustees composed of management and labor representatives, represented the Welfare Pension Plan carried on behalf of the Japanese government.
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
     In accordance with EITF Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities,” the Company recorded the transaction upon completion of transfer to the government of the substitutional portion of the benefit obligation and related plan assets for the year ended March 31, 2005. The transfer resulted in the Company recording a subsidy from the government of ¥48,697 million representing the difference between the accumulated benefit obligation of the substitutional portion and the related plan assets. Additionally, the Company recorded a reduction in net periodic benefit cost related to the derecognition of previously accrued salary progression of ¥2,402 million and a settlement loss of ¥51,893 million. The total amount of derecognition of previously accrued salary progression and settlement loss is allocated to cost of sales of ¥25,339 million and selling, general and administrative expenses of ¥24,152 million.
     As a result of the transfer of the substitutional portion, in 2005, the remaining corporate portion of the Welfare Pension Plan was called the CPF since it became subject to the Defined Benefit Corporate Pension Law with reduced benefits payment rate and shorter benefit payment period. In addition, the Company amended the CPF to introduce a “point” based retirement benefit plan. The foregoing amendment generated an unrecognized prior service gain of ¥9,602 million for the year ended March 31, 2005.
     Substantially all of the employees of U.S. and European subsidiaries are covered by defined benefit pension plans. Under such plans, the related cost of benefit is funded or accrued. The benefits are based on the level of salary at retirement or earlier termination of employment, the years of service and conditions under which termination occurs.

     The plan assets and pension obligations for the defined benefit pension plans of domestic and foreign defined benefit pension plans are measured at March 31 in each fiscal year.
     Net periodic benefit costs for the domestic and foreign defined benefit pension plans for the years ended March 31, 2004, 2005 and 2006 consisted of the following:

							Thousands of
	Millions of Yen						U.S. Dollars
	2004		2005		2006		2006
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	Plans	Plans	Plans	Plans	Plans	Plans	Plans	Plans

Service cost	¥5,752	¥542	¥4,540	¥565	¥4,552	¥417	$38,906	$3,564
Interest cost	4,819	639	5,224	693	2,361	755	20,179	6,453
Expected return on assets	(3,127)	(442)	(3,729)	(580)	(2,313)	(684)	(19,769)	(5,846)
Amortization of unrecognized net actuarial loss	4,060	11	3,225	52	2,211	45	18,897	385
Amortization of unrecognized net assets at date of application	(504)	—	(504)	—	(504)	—	(4,308)	—
Amortization of unrecognized prior service (gain) loss	(899)	16	(899)	4	(1,573)	3	(13,444)	25
Settlement loss	—	—	51,893	—	—	—	—	—
Curtailment (gain) loss	—	(18)	—	26	(15)	—	(128)	—
Derecognition of previously accrued salary progression	—	—	(2,402)	—	—	—	—	—

Net periodic benefit cost	¥10,101	¥748	¥57,348	¥760	¥4,719	¥536	$40,333	$4,581

Actuarial assumptions used to determine net periodic pension cost:
Discount rate	3.2%	6.1%	3.4%	5.6%	2.5%	5.4%
Rate of salary increase	2.6%	3.9%	2.6%	4.0%	— *	4.0%
Long-term rate of return on plan assets	3.9%	7.6%	3.9%	7.0%	3.9%	7.2%

*	The net periodic pension costs are determined using cumulative points and not salaries. The net periodic pension costs for the year ended March 31, 2006 was calculated on the basis of an annual increase in points of 3.0%.

     Reconciliations of beginning and ending balances of benefit obligations and the fair value of the plan assets of the domestic and foreign defined benefit pension plans are as follows:

					Thousands of
	Millions of Yen				U.S. Dollars
	2005		2006			2006
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	Plans	Plans	Plans	Plans	Plans	Plans

Change in benefit obligation:
Benefit obligation at beginning of year	¥154,125	¥12,574	¥94,410	¥13,595	$806,923	$116,197
Service cost	4,540	565	4,552	417	38,906	3,564
Interest cost	5,224	693	2,361	755	20,179	6,453
Plan participants’ contribution	39	110	—	113	—	966
Actuarial loss	36,091	781	1,222	1,784	10,444	15,248
Lump-sum cash payments	(1,878)	—	(2,462)	—	(21,043)	—
Benefits paid	(1,910)	(228)	(1,655)	(298)	(14,145)	(2,547)
Transfer of substitutional portion	(92,219)	—	—	—	—	—
Plan amendment	(9,602)	—	(1,219)	—	(10,419)	—
Curtailment	—	(1,412)	(141)	—	(1,204)	—
Translation adjustments	—	512	—	695	—	5,940

Benefit obligation at end of year	¥94,410	¥13,595	¥97,068	¥17,061	$829,641	$145,821

Change in plan assets:
Fair value of plan assets at beginning of year	¥95,595	¥7,656	¥59,325	¥9,330	$507,051	$79,744
Actual return on plan assets	2,704	499	14,385	1,339	122,949	11,444
Employer contribution	5,895	990	7,661	726	65,479	6,205
Plan participants’ contribution	39	110	—	113	—	966
Lump-sum cash payments	(1,878)	—	(2,462)	—	(21,043)	—
Benefits paid	(1,910)	(228)	(1,655)	(298)	(14,145)	(2,547)
Transfer of substitutional portion	(41,120)	—	—	—	—	—
Translation adjustments	—	303	—	538	—	4,598

Fair value of plan assets at end of year	¥59,325	¥9,330	¥77,254	¥11,748	$660,291	$100,410

Funded status	(35,085)	(4,265)	(19,814)	(5,313)	(169,350)	(45,411)
Unrecognized actuarial loss	44,957	1,814	31,770	2,775	271,538	23,719
Unrecognized net assets at the date of application	(935)	—	(431)	—	(3,684)	—
Unrecognized prior service cost (gain)	(20,612)	58	(20,258)	55	(173,145)	470

Net amount recognized	¥(11,675)	¥(2,393)	¥(8,733)	¥(2,483)	$(74,641)	$(21,222)

Amounts recognized in the statement of financial position consist of:
Accrued benefit liabilities	¥(32,759)	¥(3,263)	¥(15,893)	¥(4,106)	$(135,838)	$(35,094)
Accumulated other comprehensive income	21,084	870	7,160	1,623	61,197	13,872

Net amount recognized	¥(11,675)	¥(2,393)	¥(8,733)	¥(2,483)	$(74,641)	$(21,222)

Accumulated benefit obligation at end of year	¥92,074	¥12,344	¥92,161	¥15,435	$787,701	$131,923

Actuarial assumptions used to determine benefit obligations:
Discount rate	2.5%	5.4%	2.5%	4.9%
Rate of salary increase	— *	4.0%	— *	2.5%

*	The benefit obligations are determined using cumulative points and not salaries. The benefit obligations at March 31, 2005 and 2006 were calculated on the basis of an annual increase in points of 3.0%.
     The aggregate projected benefit obligations and the aggregate fair value of plan assets for the domestic pension plans for which projected benefit obligations exceed plan assets are ¥90,741 million ($775,564 thousand) and ¥70,872 million ($605,744 thousand) at March 31, 2006.
     The aggregate accumulated benefit obligations and the aggregate fair value of plan assets for the domestic pension plans for which accumulated benefit obligations exceed plan assets are ¥87,035 million ($743,889 thousand) and ¥70,872 million ($605,744 thousand) at March 31, 2006.

     The aggregate accumulated benefit obligations and the aggregate fair value of plan assets for the U.S. and European pension plans for which accumulated benefit obligations exceed plan assets are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2005	2006	2006

Accumulated benefit obligations	¥11,474	¥15,161	$129,581
Fair value of plan assets	8,369	11,447	97,838

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
     The pension plan weighted-average asset allocations at March 31, 2005 and 2006, by asset category are as follows:

Asset Category	2005	2006

Equity securities	53%	57%
Debt securities	34	35
Other	13	8

Total	100%	100%

     The Company’s investment policy is to maintain a diversified portfolio of asset classes with the primary goal of producing an adequate return that, when combined with the Company’s contribution, will maintain the fund’s ability to meet future cash requirements for pension benefit payments. For primary domestic pension plans, the target asset allocation is established based on long-term pension plan asset/liability studies, and the weighted-average target asset allocation for these plans at March 31, 2006 is; equity securities 56%, debt securities 41%, other 3%. All the assets are externally managed and investment managers have discretion to carry out investment operations within their respective mandates specified by the Company.
     With respect to directors, provision is made for lump-sum severance indemnities on a basis considered adequate for such future payments as may be approved by the shareholders.
     The Company expects to contribute ¥6,701 million ($57,274 thousand) to its defined benefit plans in the year ending March 31, 2007.

     The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

		Thousands of
Years ending March 31	Millions of Yen	U.S. Dollars

2007	¥9,402	$80,359
2008	3,435	29,359
2009	3,878	33,145
2010	4,309	36,829
2011	4,965	42,436
Years 2012 — 2016	25,830	220,769

13. Income taxes:
The Company is subject to a number of different income taxes which, in the aggregate, indicate a normal statutory tax rate of approximately 42% for the year ended March 31, 2004 and 41% for the years ended March 31, 2005 and 2006 in Japan.
     Income tax expense for the year ended March 31, 2004 included ¥682 million charges resulting from the settlement of a proposed assessment from the U.S. Internal Revenue Service relating to an adjustment to transfer prices between affiliated companies for the years ended March 31, 1997 through 1999.
     The Company’s provision for income taxes differed from the provision for income taxes at the normal statutory tax rates in Japan as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2004	2005	2006	2006

Computed tax expense at normal statutory tax rate	¥17,022	¥(847)	¥(29,178)	$(249,385)
Increase (decrease) resulting from:
Loss operations	1,294	6,137	39,814	340,291
Realization of tax benefit of operating loss carryforwards	(395)	(671)	(1,005)	(8,590)
Expenses not deductible for tax purpose:
Domestic	272	243	192	1,641
Foreign	120	413	205	1,752
Difference in foreign and Japanese tax rates	(1,535)	(1,784)	(1,383)	(11,820)
Effect of tax rate change on deferred taxes	432	—	—	—
Liquidation of ELDis, Inc.	—	—	(13,503)	(115,410)
Tax benefit for discontinued operations	3,025	—	—	—
Tax credit for research and development expenses	(898)	(232)	(141)	(1,205)
Other	(1,168)	1,028	339	2,897

Provision for income taxes	¥18,169	¥4,287	¥(4,660)	$(39,829)

     Total income taxes provided for the years ended March 31, 2004, 2005 and 2006 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2004	2005	2006	2006

Provision for income taxes (benefit) on income from continuing operations	¥18,169	¥4,287	¥(4,660)	$(39,829)
Provision for income taxes (benefit) on income from discontinued operations	(1,892)	555	482	4,120
Shareholders’ equity — directly charged (credited):
Minimum pension liability adjustments	6,953	8,225	5,505	47,051
Net unrealized gains on securities	4,009	(593)	1,460	12,479

Total	¥27,239	¥12,474	¥2,787	$23,821

     Income from continuing operations before income taxes and income taxes comprised the following components:

				Thousands of
	Millions of Yen			U.S. Dollars
	2004	2005	2006	2006

Income (loss) from continuing operations before income taxes:
Domestic	¥16,737	¥2,649	¥(69,834)	$(596,872)
Foreign	23,791	(4,716)	(1,331)	(11,376)

Total	¥40,528	¥(2,067)	¥(71,165)	$(608,248)

Income taxes — Current:
Domestic	¥9,935	¥6,260	¥5,232	$44,718
Foreign	7,183	909	2,842	24,291

Total	¥17,118	¥7,169	¥8,074	$69,009

Income taxes — Deferred:
Domestic	¥(837)	¥(1,659)	¥(13,854)	$(118,410)
Foreign	1,888	(1,223)	1,120	9,572

Total	¥1,051	¥(2,882)	¥(12,734)	$(108,838)

     The significant components of the deferred tax assets and liabilities at March 31, 2005 and 2006 are as follows:

					Thousands of
	Millions of Yen				U.S. Dollars
	2005		2006		2006
	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Inventories	¥5,590	—	¥6,198	—	$52,974	—
Marketable equity securities	2,040	¥4,445	2,092	¥7,074	17,880	$60,461
Allowance for notes and accounts receivable	824	—	871	—	7,445	—
Accrued expenses	16,316	—	22,549	—	192,726	—
Warranty reserve	1,863	—	1,969	—	16,829	—
Tax loss carryforwards	21,232	—	52,832	—	451,556	—
Pension and severance cost	15,116	—	8,905	—	76,111	—
Property	4,230	—	17,981	—	153,684	—
Depreciation	3,029	490	4,119	342	35,205	2,923
Royalty receivable	539	—	472	—	4,034	—
Other	6,539	2,469	2,275	4,718	19,445	40,325

Total	77,318	7,404	120,263	12,134	1,027,889	103,709
Valuation allowance	(20,605)	—	(53,112)	—	(453,949)	—

Total	¥56,713	¥7,404	¥67,151	¥12,134	$573,940	$103,709

     The changes in the valuation allowance for the years ended March 31, 2004, 2005 and 2006 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
Valuation Allowance	2004	2005	2006	2006

Balance at beginning of year	¥15,292	¥11,591	¥20,605	$176,111
Addition*	1,956	12,851	35,118	300,154
Deduction	(5,469)	(3,963)	(2,948)	(25,196)
Translation adjustments	(188)	126	337	2,880

Balance at end of year	¥11,591	¥20,605	¥53,112	$453,949

* “Addition” includes valuation allowance of ¥7,953 million recognized by PPD at the time of acquisition at September 30, 2004.
     The valuation allowance principally relates to deferred tax assets for loss carryforwards of subsidiaries.
     Decrease in valuation allowance for the year ended March 31, 2004 was mainly due to the reversal of valuation allowance for discontinued operations. Increase in valuation allowance for the year ended March 31, 2005 was mainly due to losses incurred at certain subsidiaries for which the realization of the related deferred tax assets was determined not to be more likely than not. Increase in valuation allowance for the year ended March 31, 2006 was mainly due to losses incurred at the parent company and certain subsidiaries.

          At March 31, 2006, the Company has tax loss carryforwards which are available to reduce taxable income in subsequent periods. If not utilized, such loss carryforwards expire as follows:

		Thousands of
Years ending March 31	Millions of Yen	U.S. Dollars

2007	¥542	$4,633
2008	624	5,333
2009	285	2,436
2010	3,196	27,316
2011	7,307	62,453
Thereafter	123,075	1,051,923

Total	¥135,029	$1,154,094

          No provision for income taxes is recognized on undistributed earnings of foreign subsidiaries that are not expected to be remitted in the foreseeable future. Undistributed earnings of foreign subsidiaries (including related foreign currency translation adjustments) at March 31, 2005 and 2006 amounted to approximately ¥115,606 million and ¥134,148 million ($1,146,564 thousand), respectively. It is not practical to estimate the amount of taxes that might be payable on the eventual remittance of such earnings.
          The domestic undistributed earnings would not, under the present Japanese tax laws, be subject to additional taxation.
14. Shareholders’ equity:
Common Stock and Capital Surplus—
As permitted by the Commercial Code of Japan (the “Code”) prior to April 1, 1991, the parent company had made free share distributions which were accounted for by a transfer from capital surplus to common stock or without any transfers in the capital accounts.
          Companies in the United States issuing shares in similar transactions would be required to account for them as stock dividends. Had the distributions been accounted for in the manner adopted by the United States companies, ¥179,076 million ($1,530,564 thousand) would have been transferred from retained earnings to appropriate capital accounts at March 31, 2006.
          The Code requires that all shares of common stock be issued with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds are required to be presented as additional paid-in capital, which is included in capital surplus.
Retained Earnings—
Retained earnings consist of legal reserve and unappropriated retained earnings.
          The Code also provides that an amount of 10% or more of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash payments applicable to each period (such as bonuses to directors) shall be appropriated as a legal reserve (a component of retained earnings) until the total of such reserve and additional paid-in capital equals 25% of common stock. The amount of total legal reserve and additional paid-in capital that exceeds 25% of the common stock may be available for appropriations by resolution of the shareholders after transferring such excess in accordance with the Code. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors.
          The Code allows companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The aggregate purchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of common stock, additional paid-in capital or legal reserve that could be transferred to retained earnings or other capital surplus other than additional paid-in capital upon approval of such transfer at the general meeting of shareholders.
          In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payments as described above, the Code also imposes certain limitations on the amount of capital surplus and retained earnings available for dividends. The amount of capital surplus and retained earnings available for dividends under the Code was ¥77,625 million ($663,462 thousand) at March 31, 2006, based on the amount recorded in the parent company’s general books and records maintained in accordance with accepted Japanese accounting practices. The adjustments are included in the accompanying consolidated financial statements to conform to U.S. GAAP, but are not recorded in the books, and have no effect on the determination of retained earnings available for dividends under the Code.
          On May 1, 2006, the Company Law became effective, which reformed and replaced the Code with various revisions that would, for the most part, be applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 31, 2006. The significant changes in the Company Law that affect financial and accounting matters are summarized below;
(a) Dividends
Under the Company Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends if the company has prescribed so in its articles of incorporation. Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. Under the Code, certain limitations were imposed on the amount of capital surplus and retained earnings available for dividends.
(b) Increases/decreases and transfer of common stock, reserve and surplus
The Company Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of common stock. Under the Code, the aggregate amount of additional paid-in capital and legal reserve that exceeds 25% of the common stock may be made available for dividends by resolution of the shareholders. Under the Company Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Company Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.
(c) Treasury stock and treasury stock acquisition rights
The Company Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.
          At the general meeting of shareholders held on June 27, 2002, the shareholders of the parent company authorized the purchase of up to 10,000,000 shares of the parent company’s common stock. In August 2002, November 2002, February 2003 and March 2005, the parent company purchased 1,610,000 shares, 2,000,000 shares, 1,500,000 shares and 1,000,000 shares of its common stock, respectively, in the market for the aggregate cost of ¥13,455 million as a publicly announced plan to improve capital efficiency pursuant to a revision in the Code.
          The appropriations of retained earnings for the year ended March 31, 2006, which have been incorporated in the accompanying consolidated financial statements, will be proposed for approval at the general meeting of shareholders to be held on June 29, 2006 and will be recorded in the parent company’s general books of account after shareholders’ approval.
15. Stock-based compensation plans:
The Company has a stock option plan as an incentive plan for directors, executive officers and selected employees.
          In accordance with approval at the general meeting of shareholders on June 28, 2001, the Company granted share subscription rights to employees. Also, in accordance with approval at the general meetings of shareholders on June 27, 2002, June 27, 2003, June 29, 2004, and June 29, 2005, the Company granted share acquisition rights to directors, executive officers and certain employees of the Company. These options are vested and immediately exercisable after two years from the date of grant, and exercise periods are three years from the vesting. The Company recorded the fair value of the stock option as a part of their remuneration.
          A summary of information for the Company’s stock option plans is as follows:

			Yen
				Weighted-Average	Number of
			Weighted-Average	Grant Date	Shares
Years ended March 31	Plan	Exercisable Period	Exercise Price	Share Price	(Thousands)

2002	Stock option	From July 1, 2003 to June 30, 2006	¥3,791	¥3,750	191
2003	Stock option	From July 1, 2004 to June 29, 2007	2,477	2,170	564
2004	Stock option	From July 1, 2005 to June 30, 2008	2,951	2,845	313
2005	Stock option	From July 3, 2006 to June 30, 2009	2,944	2,660	316
2006	Stock option	From July 2, 2007 to June 30, 2010	1,828	1,658	315

			U.S. Dollars
				Weighted-Average
			Weighted-Average	Grant Date
Year ended March 31	Plan	Exercisable Period	Exercise Price	Share Price

2006	Stock option	From July 2, 2007 to June 30, 2010	$15.62	$14.17

          Remuneration costs recognized for stock-based compensation plans for the years ended March 31, 2004, 2005 and 2006 were ¥305 million, ¥270 million and ¥175 million ($1,495 thousand), respectively.

          The weighted-average fair value per share at the date of grant for the stock options granted during the years ended March 31, 2004, 2005 and 2006 were ¥907, ¥654 and ¥306 ($2.62), respectively. The fair value of the stock options granted on the date of grant, which is amortized to expense over the vesting period, is estimated using the Black-Scholes option-valuation model with the following weighted-average assumptions:

	2004	2005	2006

Risk-free interest rate	0.34%	0.50%	0.23%
Expected lives	3.48 years	3.48 years	3.48 years
Expected volatility	48.13%	40.02%	31.98%
Expected dividends	0.88%	0.93%	0.90%

          A summary of the status of the Company’s warrants, which expired through August 26, 2004, and options at March 31, 2004, 2005 and 2006, and changes during the years is as follows:

		Weighted-Average	Weighted-Average Exercise
	Number of Shares	Remaining Life	Price per Share
	(Thousands)	(Years)	Yen	U.S. Dollars

Outstanding at March 31, 2003	1,643	2.5	¥3,441
Granted	313		2,951
Expired	(284)		4,728

Outstanding at March 31, 2004	1,672	2.4	¥3,131
Granted	316		2,944
Exercised	(4)		2,477
Expired	(413)		3,266

Outstanding at March 31, 2005	1,571	2.5	¥3,059	$26.15
Granted	315		1,828	15.62
Expired	(191)		4,400	37.61

Outstanding at March 31, 2006	1,695	2.3	¥2,679	$22.90

Exercisable at March 31, 2005	942		¥3,133

Exercisable at March 31, 2006	1,064		¥2,852	$24.38

16. Other comprehensive income:
Change in accumulated other comprehensive income (loss) is as follows:

	Millions of Yen
			Foreign Currency	Total Accumulated
	Minimum Pension	Net Unrealized	Translation	Other Comprehensive
	Liability Adjustments	Gains on Securities	Adjustments	Income (Loss)

Balance at March 31, 2003	¥(32,675)	¥3,348	¥(26,302)	¥(55,629)
Adjustments for the year	9,745	5,755	(21,700)	(6,200)

Balance at March 31, 2004	(22,930)	9,103	(48,002)	(61,829)
Adjustments for the year	11,744	(853)	3,269	14,160

Balance at March 31, 2005	(11,186)	8,250	(44,733)	(47,669)
Adjustments for the year	7,506	2,102	17,969	27,577

Balance at March 31, 2006	¥(3,680)	¥10,352	¥(26,764)	¥(20,092)

	Thousands of U.S. Dollars
			Foreign Currency	Total Accumulated
	Minimum Pension	Net Unrealized	Translation	Other Comprehensive
	Liability Adjustments	Gains on Securities	Adjustments	Income -Loss)

Balance at March 31, 2005	$(95,607)	$70,513	$(382,333)	$(407,427)
Adjustments for the year	64,154	17,966	153,581	235,701

Balance at March 31, 2006	$(31,453)	$88,479	$(228,752)	$(171,726)

          Tax effects allocated to each component of other comprehensive income (loss) and reclassification adjustments are as follows:

	Millions of Yen
	Before-Tax	Tax (Expense)	Minority	Net-of-Tax
	Amount	or Benefit	Interest	Amount

2004:
Minimum pension liability adjustments	¥16,803	¥(6,953)	¥(105)	¥9,745
Net unrealized gains on securities:
Unrealized holding gains arising during year	9,790	(4,013)	(16)	5,761
Less—Reclassification adjustment for gains realized in net income	(10)	4	—	(6)

Net unrealized gains	9,780	(4,009)	(16)	5,755
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during year	(23,010)	—	912	(22,098)
Less—Reclassification adjustment for losses realized in net income	398	—	—	398

Net foreign currency translation adjustments	(22,612)	—	912	(21,700)

Other comprehensive income (loss)	¥3,971	¥(10,962)	¥791	¥(6,200)

2005:
Minimum pension liability adjustments	¥20,003	¥(8,225)	¥(34)	¥11,744
Net unrealized gains on securities:
Unrealized holding gains arising during year	843	(347)	4	500
Less—Reclassification adjustment for gains realized in net income	(2,293)	940	—	(1,353)

Net unrealized losses	(1,450)	593	4	(853)
Foreign currency translation adjustments	3,292	—	(23)	3,269

Other comprehensive income (loss)	¥21,845	¥(7,632)	¥(53)	¥14,160

2006
Minimum pension liability adjustments	¥13,171	¥(5,505)	¥(160)	¥7,506
Net unrealized gains on securities:
Unrealized holding gains arising during year	9,534	(3,904)	(10)	5,620
Less—Reclassification adjustment for gains realized in net income	(5,962)	2,444	—	(3,518)

Net unrealized gains	3,572	(1,460)	(10)	2,102
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during year	18,986	—	(865)	18,121
Less—Reclassification adjustment for gains realized in net income	(152)	—	—	(152)

Foreign currency translation adjustments	18,834	—	(865)	17,969

Other comprehensive income (loss)	¥35,577	¥(6,965)	¥(1,035)	¥27,577

	Thousands of U.S. Dollars
	Before-Tax	Tax (Expense)	Minority	Net-of-Tax
	Amount	or Benefit	Interest	Amount

2006
Minimum pension liability adjustments	$112,573	$(47,051)	$(1,368)	$64,154
Net unrealized gains on securities:
Unrealized holding gains arising during year	81,487	(33,368)	(85)	48,034
Less—Reclassification adjustment for gains realized in net income	(50,957)	20,889	—	(30,068)

Net unrealized gains	30,530	(12,479)	(85)	17,966
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during year	162,273	—	(7,393)	154,880
Less—Reclassification adjustment for gains realized in net income	(1,299)	—	—	(1,299)

Foreign currency translation adjustments	160,974	—	(7,393)	153,581

Other comprehensive income (loss)	$304,077	$(59,530)	$(8,846)	$235,701

17. Restructuring plans:
As part of its effort to improve the performance of the various businesses, the Company implemented a number of restructuring initiatives. The following is a summary of significant restructuring activities:
     During the year ended March 31, 2005, the Company decided to withdraw from the sale of set-top boxes for cable TV providers in the United States in order to shift its research and development resources toward products for the open cable market. The Company continues to manufacture and sell cable TV set-top boxes in Japan; and there was no separate financial reporting for the distribution of the cable TV set-top boxes to the U.S. market. As a result of this decision, the Company recognized an impairment loss of ¥587 million related to software used in the manufacture of cable TV set-top boxes to the U.S. market; and, in addition to the impairment loss, recorded ¥1,758 million for asset disposal and contract termination costs and ¥25 million for special termination benefits in “Other” and “Special termination benefits” of other deductions of cost and expenses in the consolidated statements of operations for the year ended March 31, 2005.
     During the year ended March 31, 2005, the Company made a decision to close a car electronics plant in Mexico as part of the integration plan in foreign manufacturing companies. As a result of this closure, this subsidiary recognized an impairment loss of ¥477 million for the year ended March 31, 2005 and recorded involuntary special termination benefits of ¥197 million ($1,684 thousand) for the year ended March 31, 2006. These were recorded in “Impairment of long-lived assets” and “Special termination benefits” of other deductions of cost and expenses, respectively. This restructuring activity was substantially completed in the year ended March 31, 2006 and no liability existed at March 31, 2006.
     During the year ended March 31, 2006, the Company decided to close a car electronics plant in Belgium as part of the integration plan in foreign manufacturing companies. As a result of this decision, this subsidiary recorded involuntary special termination benefits of ¥2,977 million ($25,444 thousand) and an impairment loss of ¥557 million ($4,761 thousand) related to the property and equipment for the year ended March 31, 2006. These were included in “Special termination benefits” and “Impairment of long-lived assets” of other deductions of cost and expenses, respectively. Furthermore, the Company recorded contract termination costs of ¥253 million ($2,162 thousand) and other associated costs of ¥595 million ($5,085 thousand) which were included in “Other” of other deductions of cost and expenses for the year ended March 31, 2006. This restructuring activity was substantially completed and the remaining liability balance at March 31, 2006 was ¥2,754 million ($23,538 thousand).
     In addition to the restructuring efforts disclosed above, the Company has undergone several head count reduction programs to further reduce operating costs. In Japan, twelve Pioneer Group domestic companies, including the parent company, implemented voluntary early retirement programs in February 2006. In relation to these programs, the Company recorded special termination benefits of ¥10,760 million ($91,966 thousand) for the year ended March 31, 2006 when employees accepted the offer and the amount could be reasonably estimated. The remaining liability balance at March 31, 2006 of ¥10,760 million ($91,966 thousand) will be paid during the year ending March 31, 2007. In addition, certain foreign subsidiaries recorded voluntary special termination benefits of ¥161 million ($1,376 thousand) for the year ended March 31, 2006. There were included in “Special termination benefits” of other deductions of cost and expenses in the consolidated statements of operations.
     In connection with the restructuring plan, during the year ended March 31, 2006, the Company decided to withdraw from the TFT substrate business which had been carried out by ELDis, Inc., an equity method investee, which was 47.5% owned by Tohoku Pioneer Corporation, a 67.1% owned subsidiary. ELDis, Inc. was liquidated in March 2006 with the Company assuming its long-term debt amounting to ¥25,357 million ($216,726 thousand). The Company recorded losses of ¥24,139 million ($206,316 thousand) in “Equity in losses of affiliated companies” in the consolidated statements of operations for the year ended March 31, 2006; which included the long-term debt assumed of ¥25,357 million and gain on disposal and others of ¥1,922 million ($16,427 thousand).

18. Supplemental information:
Supplemental information for the years ended March 31, 2004, 2005 and 2006 is as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2004	2005	2006	2006

Research and development expenses charged to cost and expenses	¥51,449	¥55,858	¥63,442	$542,239
Advertising costs charged to expense as incurred	12,813	11,587	10,961	93,684

     Other income of revenues for the years ended March 31, 2004, 2005 and 2006 consisted of the following:

				Thousands of
	Millions of Yen			U.S. Dollars
	2004	2005	2006	2006

Gain on sale of available-for-sale securities and sundry investments	¥37	¥2,309	¥5,711	$48,812
Foreign exchange gain, net	—	480	—	—
Dividend income	319	378	481	4,111
Other	123	257	597	5,103

Total other income	¥479	¥3,424	¥6,789	$58,026

     Other deductions of cost and expenses for the years ended March 31, 2004, 2005 and 2006 consisted of the following:

				Thousands of
	Millions of Yen			U.S. Dollars
	2004	2005	2006	2006

Impairment of long-lived assets	—	¥4,460	¥41,422	$354,034
Special termination benefits	—	25	14,095	120,470
Write-down of available-for-sale securities and sundry investments	¥245	51	133	1,137
Foreign exchange loss, net	1,192	—	2,326	19,880
Other	152	1,800	2,044	17,470

Total other deductions	¥1,589	¥6,336	¥60,020	$512,991

19. Leased assets:
The Company leases certain land, machinery and equipment, office space, warehouses, computer equipment and employees’ residential facilities.
     An analysis of assets under capital leases was as follows:

			Thousands of
	Millions of Yen		U.S. Dollars
	2005	2006	2006

Machinery and equipment	¥12,625	¥13,041	$111,461
Accumulated depreciation	(1,794)	(5,066)	(43,299)

Total	¥10,831	¥7,975	$68,162

     The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments at March 31, 2006:

		Thousands of
Years ending March 31	Millions of Yen	U.S. Dollars

2007	¥3,277	$28,009
2008	2,649	22,641
2009	650	5,555
2010	640	5,470
2011	629	5,376
2012 and thereafter	790	6,752

Total minimum lease payments	8,635	73,803

Less—Amount representing interest	384	3,282

Present value of net minimum lease payment	8,251	70,521
Less—Current obligations	3,094	26,444

Long-term capital lease obligations	¥5,157	$44,077

     Rental expenses under operating leases for the years ended March 31, 2004, 2005 and 2006 aggregated ¥5,991 million, ¥8,123 million and ¥7,520 million ($64,274 thousand), respectively. Such rentals relate principally to cancelable leases which are renewable upon expiration.

     The net minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2006 are as follows:

		Thousands of
Years ending March 31	Millions of Yen	U.S. Dollars

2007	¥2,511	$21,462
2008	1,976	16,889
2009	1,470	12,564
2010	849	7,256
2011	472	4,034
Thereafter	1,171	10,009

Total minimum future rentals	¥8,449	$72,214

20. Financial instruments:
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
     The notional amounts of forward exchange contracts at March 31, 2005 and 2006 were ¥34,950 million and ¥38,864 million ($332,171 thousand), respectively. The notional amounts of currency options purchased at March 31, 2006 were ¥9,128 million ($78,017 thousand). The notional amounts of currency options written at March 31, 2006 were ¥9,128 million ($78,017 thousand).
     To change currency and interest rate features of intercompany finance transactions, the Company enters into currency swap contracts with banks. Currency swap contracts effectively change, in substance, the U.S. dollars floating interest rate intercompany borrowings into Japanese yen fixed and floating interest rate borrowings and euro fixed interest rate borrowings. The notional amounts of currency swap contracts at March 31, 2005 and 2006 were ¥35,489 million and ¥ 55,667million ($475,786 thousand), respectively.
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
     Derivative financial instruments that the Company holds may expose the Company to credit risks if the counterparties are unable to meet the terms of such contracts.
     The Company minimizes credit risk exposure of these derivatives by limiting the counterparties to major international banks and financial institutions as well as avoiding concentration with certain counterparties, and also by making frequent credit reviews of these counterparties. Management does not expect to incur any significant losses as the result of counterparty default.

21. Fair value of financial instruments:
The following table presents the carrying amounts and fair values of the Company’s financial instruments at March 31, 2005 and 2006:

						Thousands of
	Millions of Yen					U.S. Dollars
	2005		2006		2006
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amounts	Value	Amounts	Value	Amounts	Value

Assets:
Available-for-sale securities	¥22,268	¥22,268	¥24,733	¥24,733	$211,393	$211,393
Sundry investments	411	452	396	479	3,385	4,094
Long-term receivables	185	179	145	140	1,239	1,197
Other financial instruments:
Forward exchange contracts	50	50	105	105	897	897
Currency swap	190	190	2,706	2,706	23,128	23,128
Currency option	—	—	69	69	590	590
Liabilities:
Long-term debt, including current maturity	(100,495)		(100,135)		(855,854)
Less—Capital lease obligations	11,129		8,251		70,521

Long-term debt—net	(89,366)	(84,301)	(91,884)	(86,316)	(785,333)	(737,744)

Other financial instruments:
Forward exchange contracts	(555)	(555)	(352)	(352)	(3,009)	(3,009)
Currency swap	(3,009)	(3,009)	(125)	(125)	(1,068)	(1,068)
Currency option	—	—	(60)	(60)	(513)	(513)

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
     Sundry investments included non-marketable equity securities, amounting to ¥2,977 million and ¥2,793 million ($23,872 thousand) at March 31, 2005 and 2006, respectively, and memberships amounting to ¥411 million and ¥ 396million ($3,385 thousand) at March 31, 2005 and 2006, respectively. The corresponding fair values of non-marketable equity securities at those dates were not computed as such estimation is not practicable. The fair values of memberships were estimated based on the market price.
     The fair values of long-term receivables were estimated by discounting estimated future cash flows using current interest rates.
     The fair values of the Company’s long-term debt were estimated using a discounted cash flow analysis based on incremental borrowing rates for similar types of borrowing arrangements.
     The fair values of forward exchange contracts were estimated based on the quoted market rates of similar contracts. The currency swap and the interest rate swap were valued at estimated current replacement cost.
     The fair values of the Company’s contingent liabilities for guarantees of loans are not significant.

22. Basic and diluted earnings per share:
A reconciliation of the numerators and denominators of basic and diluted net income (loss) per share computation for the years ended March 31, 2004, 2005 and 2006 is as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	2004	2005	2006	2006

Income (loss) from continuing operations	¥19,464	¥(10,112)	¥(85,758)	$(732,974)
Effect of dilution—Zero coupon convertible bonds	(21)	—	—	—

Income (loss) from continuing operations—diluted	¥19,443	¥(10,112)	¥(85,758)	$(732,974)

Income from discontinued operations, net of tax	¥5,374	¥1,323	¥772	$6,598

Net income (loss)	¥24,838	¥(8,789)	¥(84,986)	$(726,376)
Effect of dilution—Zero coupon convertible bonds	(21)	—	—	—

Net income (loss)—diluted	¥24,817	¥(8,789)	¥(84,986)	$(726,376)

	Number of Shares (Thousands)

Weighted-average common shares outstanding	175,433	175,389	174,426
Effect of dilutive convertible bonds	1,115	—	—
Effect of stock options	61	—	—

Diluted common shares outstanding	176,609	175,389	174,426

			Yen	U.S. Dollars

Basic net income per share:
Income (loss) from continuing operations	¥110.95	¥(57.65)	¥(491.66)	$(4.20)
Income from discontinued operations, net of tax	30.63	7.54	4.43	0.04

Net income (loss)	¥141.58	¥(50.11)	¥(487.23)	$(4.16)

Diluted net income per share:
Income (loss) from continuing operations	¥110.09	¥(57.65)	¥(491.66)	$(4.20)
Income from discontinued operations, net of tax	30.43	7.54	4.43	0.04

Net income (loss)	¥140.52	¥(50.11)	¥(487.23)	$(4.16)

23. Supplemental schedule:
The changes in the allowance for doubtful receivables for the years ended March 31, 2004, 2005 and 2006 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
Allowance for Doubtful Receivables	2004	2005	2006	2006

Balance at beginning of year	¥4,631	¥3,534	¥2,610	$22,308
Charged (credited) to costs and expenses	(667)	(515)	850	7,265
Deductions for accounts written off	(13)	(497)	(517)	(4,419)
Translation adjustments	(417)	88	222	1,897

Balance at end of year	¥3,534	¥2,610	¥3,165	$27,051

     The changes in the warranty reserve for the years ended March 31, 2004, 2005 and 2006 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
Warranty Reserve	2004	2005	2006	2006

Balance at beginning of year	¥6,493	¥5,419	¥5,722	$48,906
Provision	6,050	8,030	9,506	81,248
Payments	(6,669)	(7,844)	(8,972)	(76,684)
Translation adjustments	(455)	117	347	2,966

Balance at end of year	¥5,419	¥5,722	¥6,603	$56,436

24. Commitments and contingent liabilities:
Commitments outstanding at March 31, 2006 for the purchase of property, plant and equipment and raw materials, and other payments approximated ¥26,133 million ($223,359 thousand).
     Contingent liabilities at March 31, 2006 principally for loans guaranteed in the ordinary course of business amounted to ¥235 million ($2,009 thousand).
     Loans guaranteed at March 31, 2006 are as follows:

		Guaranteed Amount
			Thousands of
Guarantee for	Guaranteed until	Millions of Yen	U.S. Dollars

Affiliated company	April 1, 2006–March 31, 2007	¥235	$2,009

     The Company entered into this guarantee agreement to sustain the business relationships.
     The Company will be required to pay the guaranteed amounts if the affiliated companies are unable to repay.
     Pioneer Electronics Deutschland GmbH (“PED”), a wholly owned subsidiary, received an assessment from the German tax authorities in December 2000, which stated income adjustment of EUR44.4 million (¥6,341 million translated at the foreign exchange rate at March 31, 2006) covering the fiscal years ended March 31, 1993 to 1995, concerning its intercompany purchase prices from Pioneer Europe NV, a wholly owned subsidiary in Belgium. PED, in 2001, contested the assessment and has requested the German and the Belgian tax authorities to try to reach an agreement (through an arbitration proceeding) on the arm’s length transfer prices and avoid double taxation. The German tax authorities notified PED in February 2006 that they were not able to reach an agreement with the Belgian tax authorities. PED has requested the German and Belgian tax authorities to continue the arbitration proceeding to resolve the issue. PED, in February 2006, received a tax audit memo (which outlines its preliminary views but does not yet constitute an assessment) from the German tax authorities which stated income adjustment of EUR50.7 million (¥7,240 million) covering the fiscal years ended March 31, 1996 to 1999. PED made objection to the German tax authorities regarding the basis of this memo. The German tax authorities have not yet issued an assessment for the fiscal years covered in the said tax audit memo. Also, PED understands that the German tax authorities have completed transfer pricing audit for the fiscal years ended March 31, 2000 to 2004. The result of the audit has not been communicated to PED.
     The Company, at the date of this report, is unable to reasonably determine the resolution and is unable to currently estimate the amount of the loss, if any, associated with the foregoing assessment, tax audit memo and completed transfer pricing audit.
25. Remuneration of directors, executive officers and corporate auditors:
The aggregate remuneration (including bonuses and stock-based compensation [see Note 15]) charged to income by the parent company for directors, executive officers and corporate auditors for the years ended March 31, 2004, 2005 and 2006 totaled ¥1,238 million, ¥1,136 million and ¥974 million ($8,325 thousand), respectively.